As filed with the Securities and Exchange Commission on May 21, 2025.
Registration No. 333-285826
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Klarna Group plc
(Exact Name of Registrant as Specified in Its Charter)

England and Wales	6199	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
10 York Road
London SE1 7ND
United Kingdom
Tel.: +44 8081 893 333
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Klarna Inc.
800 N. High St., Ste. 400
Columbus, Ohio 43215
Tel.: +1 (844) 552 7621
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

Byron B. Rooney Reuven B. Young Daniel P. Gibbons Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel.: +1 (212) 450 4000	Marc D. Jaffe Alison A. Haggerty Jennifer M. Gascoyne Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel.: +1 (212) 906 1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED               , 2025
PRELIMINARY PROSPECTUS
Ordinary Shares
Klarna Group plc
(incorporated in England and Wales)
This is the initial public offering of ordinary shares of Klarna Group plc. We are offering               ordinary shares, and the selling shareholders identified in this prospectus (the “selling shareholders”) are offering an additional        ordinary shares in this offering. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.
Prior to this offering, there has been no public market for our ordinary shares. We currently estimate that the initial public offering price per ordinary share will be between $               and $              . We have applied to list our ordinary shares on the New York Stock Exchange (the “NYSE”) under the symbol “KLAR.” It is a condition to the closing of this offering that the ordinary shares offered hereby have been duly listed on the NYSE.
Following the completion of this offering, we will have two classes of voting shares issued and outstanding: ordinary shares and B shares (“Class B shares”). Each ordinary share is entitled to one vote per share and to ratably participate in dividends that we may pay in the future as well as our assets remaining upon our liquidation, dissolution or winding up. Each Class B share will be entitled to ten votes per share but will have no dividend or other effective economic rights. We will issue one Class B share in the form of a bonus issue for each ordinary share to all of our shareholders who hold our ordinary shares immediately prior to the completion of this offering. We will not issue any Class B shares following this offering and our Class B shares are not transferable. Following certain transfers of interests in our ordinary shares by holders of our Class B shares or their affiliates, a related number of their Class B shares will automatically convert into deferred shares, which have no voting or effective economic rights. Additionally, all Class B shares will automatically convert into deferred shares after 20 years from this offering and in certain other specified circumstances. Class B shares and deferred shares into which Class B shares may convert will not have any effective economic rights because they will not have a right to dividends and will participate in our liquidation, dissolution or winding up only after we distributed to holders of our share capital $10.0 million for each ordinary share and $5.0 million for each Class C share they hold, which we do not expect to occur. For five years following this offering, we may also issue C shares (“Class C shares”). Our Class C shares can only be issued to Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer, and to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service. Each Class C share will be entitled to ten votes per share and to ratably participate in dividends and our assets remaining upon our liquidation, dissolution or winding up but only to half the extent of one ordinary share (on a per share basis). We will not issue any Class C shares in the number that would make the voting rights corresponding to all such Class C shares outstanding at any time exceed 15% of the voting rights corresponding to all of our shares outstanding immediately prior to this offering. Our Class C shares cannot be transferred, other than in specified circumstances to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service. Class C shares will be redesignated into ordinary shares and deferred shares: (i) at the election of the holder; (ii) if they are transferred (other than in permitted circumstances); (iii) if Mr. Siemiatkowski and his related or affiliated persons cease to beneficially own the relevant Class C shares; (iv) if Mr. Siemiatkowski ceases to provide services to us; and (v) in other specified circumstances. Additionally, all Class C shares will automatically redesignate after 20 years from this offering. In each case, every two Class C shares will redesignate into one ordinary share and one deferred share. Class C shares can also be issued upon the exercise of options (“Class C options”) that may be granted to Mr. Siemiatkowski. Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options. For more information about our share capital, see the section titled “Description of Share Capital and Articles of Association” included elsewhere in this prospectus.
We will not be considered a “controlled company” under the corporate governance rules of the NYSE as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering. However, immediately following this offering, our current shareholders (who will receive Class B shares in respect of their ordinary shares immediately prior to the completion of this offering) will hold           % of the voting power of our outstanding ordinary shares and Class B shares, with our directors, executive officers and holders of 5% or more of any class of our voting securities and their respective affiliates holding in the aggregate           % of the voting power of our ordinary shares and Class B shares. As a result, these shareholders, if they act together, will be able to control our management and affairs.
We are a “foreign private issuer” under applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and may elect to observe reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 37 of this prospectus.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to Klarna Group plc (2)	$	$
Proceeds, before expenses, to the selling shareholders (2)	$	$
__________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
(2)Assumes no exercise of the underwriters’ option to purchase additional ordinary shares.
We and the selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to              additional ordinary shares, to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ordinary shares to purchasers on or about              , 2025.
Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley

BofA Securities	Citigroup	Deutsche Bank Securities	SOCIETE GENERALE	UBS Investment Bank
Co-Managers

BNP PARIBAS	Keefe, Bruyette & Woods A Stifel Company	Nordea Bank Abp
Rothschild & Co	Wedbush Securities	Wolfe | Nomura Alliance
The date of this prospectus is            , 2025.

SHOPPING BAG
H&M
SLIM FIT LIGHTWEIGHT PUFFER JACKET
$39.99
DISCOUNTS
ADD
Order value
$99.97
Delivery fee
FREE
TOTAL
$99.97
CONTINUE TO CHECKOUT
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PATTERNED LINEN-BLEND CAP
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Amazon
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Best Buy
Loved

Our mission

Save money, time, and give back control

Flexible ways to pay

Klarna offers a range of payment methods. From spreading the cost interest-free to low fees on financing, upfront debit payments, bank transfers, and the Klarna card for flexibility on-the-go.

Money saving services

With Klarna, you avoid unnecessary fees and interest, get cashback on your purchases and even earn interest on your digital wallet balance. On top of that, Klarna helps you find the best prices for products through Klarna's product search engine.

Transparent money management

All purchases are tracked so consumers can gather real-time insights on their spending. They can easily adjust budget goals, stay on top of all spending, and budget better for future purchases.

A financial wingman for smarter spending

Klarna's AI assistant is designed to save you time and money. It's hyper-personalized and your go-to support for everyday spending, providing intuitive guidance from product recommendations to managing your payments.

Our offering

Consumer offering

Shop with your new AI assistant
All your research in one place. Compare products, get reviews, and more.

Shop

Discover products at competitive prices with Klarna's personalized AI assistant. Plus, get exclusive deals and cashback for smarter everyday shopping.

SHOPPING BAG
CONTINUE TO CHECKOUT
Shop now, pay in 30 days. For H&M members with Klarna

Pay

Pay your way with Klarna's flexible, fair options—interest-free installments, debit, financing at low fees, bank transfers, and the Klarna Card for convenience on-the-go. Enjoy lightning-fast checkouts, security, and 24/7 support or smarter everyday payments.

Manage

Track all your spending in one place and budget better for upcoming purchases. Gather real-time actionable insights, adjust budgets, and store all your loyalty cards for smarter everyday money management.

Money in
Money out
Balances
Received in February
$5,629.80
Feb 25 - Mar 25
5,700
5,670
5,000
5,500
5,629
avg. 650
Oct 23
Nov 23
Dec 23
Jan
Feb

Merchant offering

Acquire

Tap into the power of a consumer-loved brand to attract first-time buyers with a seamless checkout, smarter ways to pay, and performance-driven marketing.

9:41
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MODE NOIR
Promoted
Timeless Mode Noir
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Mode Noir
Loved
Costa Nova
5% cashback
Sanktum
Promoted

Delivery
Edit
Express delivery (within 1-2 days)
Free
Angel Smith
629 N 125th St, NY 11249
Additional options
Add gift card
Payment
Edit
Klarna buy now, pay later
Klarna.
Order summary
Subtotal
$170.00
Shipping cost
$1.99
Total
$171.99
Pay order
AA
brand.com

Convert

Unlock customer purchasing power and maximize your sales with tailored incentives and payment solutions so customers enjoy game-changing flexibility while you get paid upfront.

9:41
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4%
StubHub
10%
TEMU
6%
macy's
Top cashback deals for you
Cashback offers from your go-to stores
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Retain

Turn engaged Klarna shoppers into lifelong customers, backed by the latest and most reliable technology for a streamlined, risk-free experience.

Financials at a glance

$105b GMV

$2.8b Revenue

$21m Net Profit

93m
active consumers

675k
merchants

Klarna snapshot

Note: All financials as of December 31, 2024

Covering 26 markets

At the checkout of leading global brands

... and many more across 15 verticals

Note: Certain of our products and solutions are only available in select markets

The network's growth

Gross merchandise volume (GMV)

$105b
$53b
2019 Klarna was launched in US
$6b
Klarna is founded
$1b
2005
2010
2015
2020
2024

Neither we, the selling shareholders nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared and filed with the SEC. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell ordinary shares only under the circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares. Our business, financial condition, results of operations and future prospects may have changed since such date.
For investors outside of the United States: Neither we, the selling shareholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.
Through and including               , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
i

Letter from Sebastian Siemiatkowski

Banking is about trust. At its core, trust is rooted in the profound yet daring belief that someone else will place your needs above their own. It's a distinctly human trait, the glue of relationships, and the bedrock of progress.

Yet, somewhere along the way, traditional banks traded this principle for profit, losing sight of what truly matters. Instead came financial engineering, raking in profits through late fees, overdraft penalties, revolving debt traps, and countless other tricks designed to exploit their customers. Trust in banks has never been lower.

So, wasn't competition supposed to fix this? Sure, but it was sacrificed at the altar of "financial stability" and "privacy" through misguided regulation that raised barriers to entry. Consumers, disillusioned and doubtful that anyone could truly be different, stopped believing change was possible.

Klarna, at the beginning, 20 years ago, was no different. We just copied the business model of banks and made it digitally native. But as time passed by, we realized many old bank practices were harming their customers, so we changed our course. We had our reckoning. I decided this bank was going to be different. That was ten years ago.

As a kid, I admired IKEA and Walmart—businesses that had a common theme: when they grew, when they benefited from economies of scale and success, they were willing to put that profit back into higher quality at lower prices. Year after year, they ultimately created a positive loop of ever-increasing trust with their customers, allowing them to dominate their segments.

So, post our reckoning, we took the opposite approach. Late fees? We minimized them. Revolving credit? Eliminated. Our Buy Now, Pay Later (BNPL) feature has saved consumers billions in interest compared to using credit cards.

There is a long list of skeptics out there. People who've never used our service criticize it as promoting debt. What they miss is this: credit cards lump all your spending into a single bill, encouraging larger balances and revolving debt.

Klarna, by contrast, lets you decide on a purchase-by-purchase basis whether to pay now with debit or use credit with clear, fixed terms. It's a difference that keeps the average Klarna balance at $79, compared to the $6,730 average credit card balance in the United States.

It's no surprise skeptics are coming after us. We are challenging one of the largest profit pools ever created by humanity—the profit pools of the world's biggest banks.

These institutions have built an addressable market of over $1 trillion, profiting for decades under the shield of misguided regulation, stifled competition, and insurmountable barriers to entry.

"Close to 100 million people across the globe have realized Klarna has something different to offer. It is an amazingly diverse group of people with really one thing in common: their resentment of traditional banks."

Klarna has broken through the barriers! This is the choice of a new generation—one smart enough to avoid credit cards and banks that rely on outdated tricks. Close to 100 million people across the globe have realized Klarna has something different to offer. It is an amazingly diverse group of people with really one thing in common: their resentment of traditional banks. They want simple and transparent fees. They want to avoid mishap fees. They want fixed and clear payoff horizons for major purchases. Ultimately, they want a bank that delivers trust by putting their interests first—and yes, preferably interest-free.

Investing in trust, investing in your customers, is the quintessential strategy that has delivered the most outstanding returns for shareholders. For those who join us, you're not just investing in a company—you're investing in a new era of finance.

Cheers,

Sebastian Siemiatkowski
CEO & Co-Founder of Klarna

ABOUT THIS PROSPECTUS
Corporate Reorganization, Share Split and Certain Definitions
In May 2024, we redomiciled our parent company from Sweden to the U.K. by way of a share-for-share exchange, as further described under “Prospectus Summary—Corporate Reorganization” and “Description of Share Capital and Articles of Association—Corporate Reorganization,” to which we refer as our “corporate reorganization.”
Effective as from March 6, 2025, we implemented a twelve-for-one share split of our ordinary shares, which we refer to as the “Share Split.”
Unless otherwise indicated or the context otherwise requires, in this prospectus, “Klarna,” the “Company,” “we,” “us” and “our” refer to (i) Klarna Holding AB (publ), a public limited liability company incorporated under the laws of Sweden, and its consolidated subsidiaries prior to the completion of our corporate reorganization, and (ii) Klarna Group plc, a public limited company incorporated under the laws of England and Wales, and its consolidated subsidiaries after the completion of our corporate reorganization.
Please refer to “Prospectus Summary—Glossary of Terms” for definitions of certain other terms used in this prospectus.
Financial Statements
Our fiscal year ends on December 31 of each year. We present our consolidated financial statements in U.S. dollars. Certain of our subsidiaries maintain their books and records in their local currencies, including SEK, EUR and GBP, which are the primary currencies of the economic environment in which their respective operations are conducted. The results of such subsidiaries are subsequently translated to U.S. dollars.
Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with IFRS Accounting Standards as issued by the IASB. Certain differences exist between IFRS and U.S. GAAP, which might be material to the financial information herein. We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein.
Our financial information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
The audited consolidated financial statements prepared in accordance with IFRS Accounting Standards have been audited by Ernst & Young AB, as stated in its report included elsewhere in this prospectus. The interim condensed consolidated financial statements included elsewhere in this prospectus are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations and cash flows for the periods presented. In this prospectus, we also present certain financial information for the twelve months ended March 31, 2025. Such information is not audited and has been derived by subtracting our historical unaudited consolidated financial data for the three months ended March 31, 2024 from our historical consolidated financial data for the year ended December 31, 2024 and then adding our historical interim condensed consolidated financial data for the three months ended March 31, 2025.
The financial information contained in this prospectus does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act.

The financial information included in this prospectus for the years ended December 31, 2021, 2020 and 2019 has been derived from the consolidated financial statements (the “statutory financial statements”) of Klarna Holding, our former parent entity. Such statutory financial statements are not included in this prospectus. The statutory financial statements were prepared in accordance with IFRS (as adopted by the EU) and the Swedish Annual Accounts Act. They were audited by Klarna Holding’s external auditor elected in accordance with the Swedish Company Act, but not in accordance with the Public Company Accounting Oversight Board (United States) (PCAOB). As such, the statutory financial statements may differ from our audited consolidated financial statements included elsewhere in this prospectus for a number of reasons, including due to an application of different exchange rates to our historical results, audit procedures and final adjustments.
The statutory financial statements have been prepared in SEK, Klarna Holding’s presentation currency. Solely for the purposes of this prospectus, such financial statements have been translated by us into USD using the following average USD/SEK exchange rates for the periods presented:
•0.1057555 for the financial information for the year ended December 31, 2019;
•0.1086195 for the financial information for the year ended December 31, 2020; and
•0.1166160 for the financial information for the year ended December 31, 2021.
The information relating to the Company’s own funds, the regulatory capital requirements and regulatory capital buffers included in this prospectus was derived from Klarna Holding’s Risk Management and Capital Adequacy Reports (“Pillar 3 Reports”) for the relevant period. Such information was prepared in SEK and translated by us into USD using the following average USD/SEK exchange rates for the periods presented:
•0.0960273 for the financial information as of December 31, 2022;
•0.0995966 for the financial information as of December 31, 2023;
•0.0906964 for the financial information as of December 31, 2024; and
•0.0985017 for the financial information as of March 31, 2025.
We are required to prepare Pillar 3 Reports each year. We also publish information about select regulatory capital requirements and regulatory capital buffers each quarter.
Non-IFRS Financial Measures
This prospectus contains certain financial measures that are not presented in accordance with IFRS, including Transaction margin dollars, Transaction margin, Adjusted operating profit (loss) and Adjusted operating margin, that are not required by, or prepared in accordance with, IFRS. We refer to these measures as “non-IFRS financial measures.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for our definitions of these non-IFRS financial measures, information about how and why we use these non-IFRS financial measures and a reconciliation of each of these non-IFRS financial measures to its most directly comparable financial measure calculated in accordance with IFRS.
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. The percentage changes set out in the tables included in this prospectus that are not considered meaningful are presented as “NM.”

Trademarks, Tradenames and Service Marks
This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights, or that the applicable owner will not assert its rights, to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, tradenames or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus, before deciding to invest in our ordinary shares.
Overview
Our Mission and Vision
Our mission is to reimagine how consumers spend and save in their daily lives. We help people save time, money and reduce financial worry.
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted assistant making financial empowerment effortless.
Our Company
We are a technology company building the next-generation commerce network.
We have built one of the largest commerce networks in the world, measured by the number of consumers and merchants, serving approximately 99 million active Klarna consumers and approximately 724,000 merchants in 26 countries as of March 31, 2025, and facilitating 107 billion of GMV in the twelve months ended March 31, 2025. Our flexible and personalized products, trusted consumer brand, global distribution and proprietary scalable infrastructure are the foundations enabling us to become our consumers’ everyday spending and saving partner, available everywhere and for everything. Through our history, we have consistently innovated and challenged the status quo, evolving our network from a consumer-focused payments tool to a global commerce network that enables merchant success.
Klarna was built to address the manifold pain points in commerce today, including inefficiency, lack of trust, prevalence of fraud, impersonal relationships between consumers and merchants and high interest and credit-related fees that are harmful to consumers, merchants and society at large.
We began by pioneering a new approach to online payments, designed to bridge uncertainty in the transactions between consumers and merchants by providing short-term credit to consumers interest-free and accelerating growth for merchants. Our approach leverages differentiated underwriting capabilities, utilizes bank deposits and other low-cost funding sources and is monetized primarily by driving increased GMV for merchants on our network rather than from only charging interest to consumers. In the twelve months ended March 31, 2025, 99% of transactions conducted on our network were interest-free. This results in lower fees, which we believe drives consumers and, in turn, our merchants, to shift more of their commerce activity onto our network, aligning the financial success of our consumers and merchants with our long-term ambition of durable growth. We have also built a unique advertising solution, connecting engaged consumers to advertisers in a personalized, commerce-centric environment.
Consumers come to Klarna to pay flexibly and securely, to find goods, services and experiences that are relevant to them, and to manage their purchases and savings, all in a trusted environment. We designed our network to provide consumers with more control and flexibility over their payments, to save them time and money and to help them worry less about their finances. This allows us to become an important growth partner for merchants of all sizes, enabling them to grow their businesses and acquire new customers, convert more transactions with higher AOVs and retain customers with increased loyalty, all while establishing and fostering personal relationships with their customers. Just as card networks revolutionized the way merchants and consumers received and made payments decades ago, we have created a new type of network built upon fairness, sustainability and innovation, while removing intermediaries, complexity and fees along the way.
We accelerate commerce by connecting consumers and merchants with comprehensive payment and tailored advertising solutions, both online and offline. Our payment options provide consumers with the choice to pay however they prefer: Pay in Full settles transactions instantly, Pay Later allows consumers to complete a purchase today while deferring payment to a later date or into installments and Fair Financing allows consumers to settle payments over a longer period of time. We offer the benefits of both open and closed networks. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers. Payment options are facilitated across numerous channels, including directly at our merchants’ online or in-store checkouts, in the Klarna app, with the Klarna card or using Apple Pay or Google Pay.
We have achieved global consumer and merchant scale. Our 99 million active Klarna consumers are diverse—from a wide range of income levels and educational backgrounds—and representative of the broader population. In Sweden, our most mature market, approximately 83% of adults were active Klarna consumers as of March 31, 2025, according to our estimates. Our consumers are financially responsible, too—in the twelve months ended March 31, 2025, 99% of the consumer loans that we extended were paid on time. Merchants view Klarna as an important growth partner because of our consumer scale and global reach. Our approximately 724,000 merchants include some of the largest global brands—on average, 44% of the top 100 merchants in each of the major markets we serve, which include the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and Switzerland (based on data from eCommDB and Digital Commerce 360) used Klarna in the twelve months ended March 31, 2025 to facilitate payments, while an even greater percentage (66%) advertised on our network during the same period. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in the twelve months ended March 31, 2025. Through both our payment and advertising solutions, we help our merchants attract new customers, drive higher AOV with higher purchase frequency and offer frictionless commerce and higher conversion rates. We do all of this while allowing merchants to seamlessly integrate Klarna into their existing operations and infrastructure, retaining full control over their brands.
Klarna sits at the center of a global ecosystem. We connect an array of different financial services and commerce organizations, from PSPs, traditional banks, card networks and open banking providers, to commerce enablers, technology partners, in-store payments providers and shipping and return logistics providers, to improve the commerce experience for our consumers and merchants through a unique global network. We continue to grow our network across verticals and geographies to better serve consumers and merchants.
We believe that our credit underwriting capabilities, enabled by our proprietary data from approximately 2.9 million transactions made on average per day on our network from 99 million active Klarna consumers in the twelve months ended March 31, 2025, differentiate us from other networks. We are able to make underwriting decisions in seconds with our fully automated processes and underwrite every transaction in real time. We also provide a small spending capacity that gradually increases as consumers responsibly spend more with Klarna, and clear and transparent repayment terms that encourage borrowers to repay on time. All of this distinguishes our financing solutions from market alternatives. In the twelve months ended March 31, 2025, our average balance per active Klarna consumer was $79 (compared to an average balance per credit card of approximately $6,730 in the United States in 2024, according to Experian), and average loan duration was approximately 39 days (compared to a typical loan duration in 2023 of more than five years at a typical Nordic bank, according to publicly available information, and an average of 2.9 years of a typical U.S. personal bank loan, according to the U.S. Federal Reserve). This allows us to quickly react to market changes and efficiently manage credit risk. Our underwriting process results in credit losses that are generally lower than the industry average: for example, our credit losses represented 0.48% of GMV in the twelve months ended March 31,

2025, while the loan losses as a share of total loans averaged 3.7% for our main competitors in Sweden in 2023, based on publicly available information of Swedish banks and payment solutions providers, and 0.77% for commercial banks in the United States in 2023, according to Statista. In addition to lower credit losses, we believe that our underwriting process provides more value to consumers and merchants than alternative payment methods, which helps drive our financial performance.
We have been a constant pioneer in our industry. In 2005, when online shopping was still nascent and marked by distrust, we launched Pay Later products to guarantee consumers would pay only after they had received goods, while also pioneering a new approach to credit. In 2010, we launched our Pay in Full product to give consumers more choice and control over how they pay. In 2017, we started building a disruptive brand to help people streamline their financial lives. As we learned that consumers wanted to use Klarna everywhere, we launched the Klarna card in 2018. That same year, we launched the Klarna app, which enables our consumers to track all their purchases in one place, track their shipments, assist with errands and much more. While we began with payments innovation, in 2019, we started to meaningfully scale our advertising solutions, which personalize the commerce experience for our consumers by using our vast proprietary data set, including data they entrust to us. In 2023, we developed an AI assistant powered by OpenAI, which meaningfully streamlines the commerce experience, and in 2024, introduced Klarna balance, which makes commerce even more effortless by allowing consumers to Pay in Full or Pay Later without connecting to a bank account or card. These innovations are all built on our AI-enabled, cloud-native and global technology platform to which merchants can connect via a single API. Every product we bring to market can be launched globally, allowing merchants to reach millions of consumers worldwide almost instantly once connected to our network.
We began operations in Sweden in 2005, and rapidly expanded through the rest of the Nordics. By 2010, we operated in the Nordics, Germany and the Netherlands. By 2016, we were established in nine markets, including Austria (2012), Switzerland (2014) and the U.K. (2014). Since inception, we have strived to maintain a deliberate balance of growth and profitability. We remained profitable for the first 14 years as we scaled our operations in Europe. In 2019, we strategically decided to expand our successful operating model into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. In 2023, our operating loss started to decline and we began generating positive Transaction margin dollars in the United States, while continuing to grow our GMV and the number of active Klarna consumers and merchants worldwide.
For two decades, Klarna has been transforming the commerce landscape. Our growth strategy is an extension of our ability to innovate and cater to our customers’ needs:
•Klarna at Every Checkout. We have a proven track record of bringing global leading merchants to our network, which have been key in amplifying our brand’s reach. We also have a unique go-to-market strategy: by partnering with several of the world’s largest PSPs, including Worldpay, Stripe and Adyen, we can connect with consumers through hundreds of thousands of merchant checkouts. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card. Increasing the availability of our payment methods is imperative to further growth of our network, as a higher penetration of merchants directly translates to a higher share of checkout.
•Klarna Card in Every Wallet. We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. With the Klarna card, we are making it easier for consumers to enjoy our popular flexible payment options, both online and offline.
•Next-Generation Digital Financial Services. Klarna is integrated across a global ecosystem of service providers, which enhances our consumer offering. Traditional players, in turn, sit in silos,

which limits their consumer offering. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers. This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. Our financial services are provided digital-first and are automated. They are insight-rich, transparent and fair. These features save consumers time and money and effortlessly put them in control of their finances.
•Klarna’s Personal Shopping and Money Assistant. Through a true understanding of our consumers’ needs, we are uniquely positioned to offer them curated shopping assistance and related products that are truly valuable and relevant to them. Consumers gain access to premium features through subscription services, enhancing their lifestyle while enjoying convenience and savings. Within the Klarna app, they can spend, save and shop smarter with the power of an AI assistant designed to understand personal needs and preferences. From product recommendations to managing expenses, this smart companion is here to guide the consumer throughout the entire commerce journey. This, we believe, will redefine how consumers interact and engage with Klarna, creating a deep and sticky customer relationship.
•AI-Powered Efficiency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.
We enjoy several key competitive advantages that have enabled our continued success since our founding in 2005:
•Compounding Network Effects. Our personalized, highly engaging consumer experiences drive consumers to our network. As more consumers engage at scale, more merchants join our network and grow their businesses. As more merchants join the network, consumers benefit from increased selection across verticals, channels and geographies, and can purchase more frequently using, and demonstrate preference for, our network.
•Trusted Brand, Global Distribution. We have built a brand that is distinctly global, universally recognized and well-loved by consumers and merchants, an accomplishment that we believe is rare among businesses that provide payments and financial services.
•Industry-Leading AI Adoption and Implementation. Klarna has been an early and leading adopter of AI. Our network and AI capabilities are powered by a unique proprietary data set, built on SKU-level data points, including over 2.5 billion data points collected in 2024, and more than 5.4 billion transactions conducted through our network since our founding.
•Scalable Technology Platform. Our network is powered by a single, AI-enabled cloud-native technology platform that facilitates connections across the global ecosystem. Businesses ranging from PSPs, traditional banks, card networks and open banking providers to commerce enablers, technology partners, in-store payment providers and shipping and return logistics providers join our network through a single shared API to enable fast and global connectivity nearly instantly.
•Diversified and Sustainable Business Model. Our diversified revenue model, based primarily on merchant fees, aligns the interests of merchants, consumers and our business. The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than us on either merchant revenue or interest income. Our banking license enables us to maintain a low-cost, stable funding model based on consumer deposits. We currently offer savings accounts directly to residents of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Portugal, Spain and Sweden. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin. Our banking pedigree adds rigor to our underwriting processes, which are designed to continuously improve our credit decisioning and monitoring.
•Durable Growth Profile, with Scale Efficiencies. Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. Our scale enables our efficient growth. More consumers attract more merchants to our network, which, in turn, attract more consumers. As we have scaled our operations over the last 20 years, we have optimized our cost structure and driven meaningful operating leverage in the business. For example, in 2024, our revenue increased 24% year over year while our operating loss improved by 63%.
Thanks to these competitive advantages, we believe we have a substantial opportunity to increase our market share across channels, geographies and verticals. Annual consumer retail and travel spending in the markets in which we currently operate was $18 trillion in 2023, of which $9 trillion was in the United States, according to the Market Opportunity Study. We consider our serviceable addressable market (“SAM”) to be the approximately $500 billion payments revenue opportunity associated with that spend, based on our average take rate in the first quarter of 2025. The global retail and travel spending across all markets (excluding China) was $30 trillion in 2023, according to the Market Opportunity Study. We have the opportunity to expand into new markets, to reach further into that spend opportunity. We have also scaled our advertising revenue from approximately $13 million in 2020 to $180 million in 2024. Digital advertising represents an additional approximately $475 billion market opportunity globally (excluding China) in 2023 (according to the Market Opportunity Study) that we believe we are uniquely positioned to address given our unique data from intent-driven consumers. Additionally, we are well positioned to build a leading presence in strategic adjacencies such as retail banking services, given our trusted relationships with consumers, our experience and our existing banking services in select regions, where we held $10.8 billion of consumer funds as of March 31, 2025. We continuously strive to develop innovative products and solutions for our consumers and merchants to continue to grow our addressable markets.
These network effects power our robust and compounding financial model characterized by long-term growth and expanding margin profile. For example, in 2024, our GMV was $105 billion, representing 14% (15% on a like-for-like basis) year-over-year growth and our total revenue was $2,811 million, representing 24% year-over-year growth (25% on a like-for-like basis). Our operating loss was $121 million and Adjusted operating profit was $181 million, representing a 63% and 466% year-over-year improvement, respectively. Our Transaction margin dollars equaled $1,217 million in 2024, representing 12% year-over-year growth (14% on a like-for-like basis). Our net profit in 2024 was $21 million, a 109% improvement from a net loss of $244 million in 2023.
The Klarna Network
Over the past 20 years, we have built the next-generation commerce network that connects consumers and merchants globally.
Our Network Efficiently Connects Consumers and Merchants
We enable next-generation payments through direct relationships between consumers and merchants. Through our network, consumers can find and pay for goods, services and experiences in a highly efficient and flexible manner, and merchants are connected with more—and more empowered—consumers. We have built our network to directly connect consumers and merchants, removing reliance on card networks or issuing banks, which provides us with better data and a cost advantage compared to traditional providers. Consumers and merchants entrust us directly with their data. We use this data, including more than 2.5 billion SKU-level data points collected in 2024, to better understand consumer preferences, more accurately underwrite consumer credit, provide clearer indications of consumer purchasing power and help merchants build trusted, brand-aligned relationships. We are able to provide our consumers and merchants key insights and services, in addition to payment processing, to facilitate more efficient commerce experiences. Our network also removes middlemen from a typical transaction, resulting in lower fees for both consumers and merchants. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers.
Our Network Sits at the Center of a Global Ecosystem
We partner with a range of global constituents that facilitate commerce to make our network more ubiquitous and efficient for our consumers and merchants. Our network integrates with PSPs, who help grow our merchant presence, and traditional banks, card networks and open banking providers, who help facilitate payments. We also partner with commerce enablers (i.e., companies that offer end-to-end services to help businesses operate their stores) and technology partners to provide merchants holistic commerce solutions, in-store payments providers to facilitate offline transactions and shipping and return logistics providers who help our consumers manage purchases. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card. We allow hundreds of partner companies to integrate into our open network, which improves the value proposition we provide our consumers and merchants by making Klarna available at more checkout points.
The Scale of Our Network Makes Klarna a Critical Growth Partner for Merchants and the Preferred Commerce Network for Consumers
With 99 million active Klarna consumers distributed globally as of March 31, 2025, Klarna provides merchants with an extensive network and solutions for customer acquisition and loyalty, driving higher conversion and AOV as well as improved retention. We believe that merchants and other payment ecosystem participants recognize the value that we bring through the scale and reach of our network and see us as a critical growth partner. Merchants have the opportunity to benefit from our network across the globe. Similarly, consumers enjoy the benefits of searching, discovering and paying by Klarna, across our approximately 724,000 merchants as of March 31, 2025, knowing they will have a positive consumer experience with our network’s abundance of choice, price comparison features and payment flexibility.
We Have Built Market-Leading Underwriting Capabilities
We believe that our credit underwriting capabilities differentiate us from other payment networks and improve our overall commerce experience. With enhanced underwriting, our consumers have access to numerous payment methods that help promote their financial well-being while our merchants drive additional sales. Our proprietary data enables us to make decisions in seconds, fully automate our process and underwrite every transaction in real time. We also provide a small spending capacity to consumers that gradually increases as consumers responsibly spend more with Klarna, and clear repayment terms that encourage borrowers to repay on time, a unique approach to extending consumer credit compared to market alternatives. Our average balance per consumer is lower than credit cards and average loan duration is shorter than other banks and credit providers, which provides us the ability to quickly react to market changes and efficiently manage our credit risk.
Our Network Fuels a Powerful Advertising Solution
We have built a highly differentiated advertising solution based on the close relationship we maintain with our consumers and merchants and the vast amounts of data they entrust to us. We use proprietary data, including first-party, SKU-level data, such as browsing, searching, transacting, tracking, returning and customer service data, to help merchants reach and engage high-intent consumers with relevant advertisements. We offer brand, search and affiliate solutions to advertisers such that they can connect with consumers across the commerce journey. We also allow merchants to reach consumers in a commerce-centric environment, which we believe is the most effective place to reach consumers. These features, together with our vast amounts of data, allow us to deliver to our merchants marketing attribution and better measurability and, as a result, a higher ROI on their advertising spend.
We Are a Licensed Bank
We have operated as a licensed bank in the EEA since 2017, when the SFSA approved our application for a bank license. This license reinforced our position as a stable, trustworthy institution among our consumers and merchants. Our license enables our differentiated funding strategy by allowing us to fund 95% of our financing products in the twelve months ended March 31, 2025 by utilizing deposits, which are highly stable and lower-cost than other non-bank funding strategies, such as asset-backed financing. As our consumers increasingly trust us with their savings, we have collected a large and growing pool of consumer deposits ($10.8 billion as of March 31, 2025). Our business also benefits from an inherent duration gap between our consumer loans, which had an average duration of approximately 39 days in the twelve months ended March 31, 2025, and our deposits, 74% of which were fixed-term with an average duration of 305 days in the twelve months ended March 31, 2025. As a result, we can adjust our lending policies quicker than our deposit base might change. We also have the ability to deliberately change the length and interest rate on the deposits that we offer to adjust this duration gap. Finally, our banking license allows us to design and offer financial products and services that otherwise could require third-party partnerships, like card issuance, and extensive experience and investment to ensure compliance with applicable regulatory requirements.
Our Structure Allows Us to Offer Fair and Affordable Products
We operate a sustainable business model defined by lower fees for both merchants and consumers relative to legacy payment networks, such as credit cards. In the twelve months ended March 31, 2025, consumer fees represented only 35% and 33% of a Klarna transaction in Western Europe and the United States, respectively. We believe our lower fees promote financial well-being for our consumers and align our success with that of our merchants. As we help consumers and merchants save more on each transaction, we give consumers more control over their finances and help them save money.
Our network as a whole provides structural competitive advantages, which enable us to independently develop superior experiences for our consumers and merchants, while keeping costs low and driving long-term growth. The collective cost advantages of our network accelerate our network effects, while maintaining our own sustainable financial model.
Better for Consumers
We are revolutionizing the commerce experience for consumers around the world. We help consumers find personalized brands and products, pay and manage commerce transactions and finances. We do this through our network that prioritizes safety and fairness to consumers. We help our consumers save time and money and put them in control of their commerce experience.
Our Globally Recognizable Brand
Our brand is globally recognizable. As of December 2024, according to our estimates, we had 40% global brand awareness, as compared to 28% on average for our main competitors, and a global brand trust score of 54%.
Our brand also defines our relationship with consumers. In a financial services ecosystem filled with opacity and mistrust, Klarna has created a brand associated with trust, transparency and financial wellness. This brand resonates with our consumers, merchants, partners and employees.

Our Consumer Solutions
Our consumer solutions are built to address the commerce journey:
•Find. We allow our consumers to discover and engage with merchants pre-purchase with AI-powered, personalized recommendations. Solutions we offer include personalized inspiration, merchant deals, cashback offers, product search, price drop notifications and price comparison, and the ability to create wish lists.
•Pay. We offer consumers transparent and seamless purchase capabilities through our multiple payment options that allow consumers to pay in whichever way is most convenient for them, including debit and credit, without hidden fees or revolving credit. Our payment options have promoted safety and trust since our inception when we first enabled consumers to pay after receiving their goods.
•Manage. We provide consumers a holistic suite of services to fully understand purchases, track after-purchase activities such as shipping and returns, and manage personal finances with intuitive financial overviews and deposit and savings accounts. Our solutions include loyalty cards, the ability to track delivery and returns, AI-enabled customer support, and insights into personal finances.
Advantages of Our Consumer Solutions
Consumers shop effortlessly on our network. We believe we offer them a more relevant and convenient way to shop that also provides greater financial control. Our consumer solutions are personalized, convenient and easy, safe and trustworthy, affordable, transparent and fair.
Increasing Diversity of Use Cases and Frequency for Our Consumers
We believe the breadth and quality of our products drive consumers to use Klarna for more of their purchases and across additional verticals over time. As our markets mature and consumers use our network for longer, the average consumer purchase frequency typically increases. Similarly, purchases across verticals also generally become more diversified over time.
Better for Merchants
We believe we are revolutionizing commerce for merchants, enabling them to succeed on every mission-critical business priority.
Our Merchant Solutions
Our merchant solutions enable merchants to grow their businesses and attract, engage and retain customers by partnering with Klarna.
•Numerous Channels to Connect to Our Consumers. Merchants around the world can connect to our network through a single shared API and gain access to our consumers nearly instantly. We offer multiple channels for merchants to connect to our network both online and offline, including embedding Klarna payment options at checkout on their websites or in apps, on the Klarna app, by accepting the Klarna card, in-store solutions and a full checkout experience that also accepts other payment options.
•Merchant Enablement and Growth Tools. We provide merchants with several merchant tools that help accelerate the growth of their businesses. We offer a host of solutions that drive conversion at checkout, such as on-site messaging, which promotes Klarna as a payment method, express checkout, which provides a one-click purchase experience, and merchant offers, which promote products and services selected by the merchant. We also operate a merchant portal that organizes various tasks for business management such as daily sales overviews or customized settlement reports.
•Advertising to Help Merchants Better Connect with Consumers. We have developed highly differentiated advertising solutions that allow merchants to reach and engage high-intent consumers in a commerce-centric environment.
Our merchant solutions provide better conversion rates, new customers, higher AOVs, fair fees, full brand control and rich data insights.
Proprietary Data, Technology Platform and AI Strategy
Since 2005, Klarna has been a constant innovator in our industry. We were a first mover in the “buy now, pay later” space, built a disruptive brand when we obtained our banking license, integrated “pay anywhere” into the Klarna app and leveraged our data to develop highly differentiated advertising solutions. Today, we are among the very first to adopt AI, which we use to improve consumer personalization as well as achieve internal efficiencies.
Consumer Data at the Core of Our Technology Platform
The strong trust and engagement we have earned from our consumers and merchants give us a unique data advantage. This data powers our understanding of intent, purchase history and consumer profiles.
Our Single, Cloud-Based Technology Platform
Because we operate a single cloud-based platform, our consumer and merchant solutions are highly scalable and secure. This underlying technology enables merchants around the world to connect to our network through a single shared API and gain access to our millions of consumers nearly instantly. We prioritize building our own technology and investing in extraordinary engineering talent.
We Are an AI-Powered Company
We believe that society will experience vast changes that will be powered by AI. Accordingly, we are utilizing AI to transform commerce. We harness AI for the benefit of consumers, merchants and our employees. AI makes us more productive and efficient. As of August 31, 2024, 96% of our employees used generative AI in their daily work, according to our internal data gathered from OpenAI and our internal AI tools.
•Generative AI Improves Merchant Conversion and Accelerates Our Revenue. We present consumers with AI-powered personalized shopping feeds that allow them to discover dynamic and personalized brand, product and creator recommendations. We have also developed an AI shopping assistant that enables merchants to make strategic product recommendations to consumers.
•Generative AI Streamlines the Consumer Experience and Reduces Our Costs. In February 2024, we launched our AI assistant in partnership with OpenAI, available in the Klarna app. This chatbot enhances consumer shopping and payment experiences and manages various tasks, such as multilingual customer service and refunds and returns.
•ML Supplements Our Credit Underwriting. ML enhances our high-frequency, large-scale and real-time underwriting, which helps drive conversion rates and minimizes credit losses.
•Generative AI Enhances Our Productivity and Drives Increasing Efficiency. We use AI to increase productivity within our engineering and operational teams. As of April 2025, 78% of our engineers and data scientists connected to their work software an AI copilot that can create and review code (based on data exported from the AI copilot). Our legal teams use AI to expedite document review. We also use AI to minimize external vendor costs. Additionally, we operate an internal knowledge chatbot, which we call Kiki, that helps employees find information in real time across internal systems. These internal applications of AI have dramatically increased our average revenue per employee in recent periods.
Our Growth Strategies
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted assistant making financial empowerment effortless. Success in the future will belong to global companies with lean technology and best-in-class customer acquisition models. We believe the foundations of our network that we have built and our strategic initiatives position us to deliver on this vision.
Our strategic priorities to fuel our future growth include:
•Klarna at Every Checkout. We seek to continue to grow the number of merchants on our network and enable their success.
◦Leverage our proven global go-to-market merchant strategy.
◦Deepen our partnerships with PSPs.
◦Expand into new verticals.
◦Partner with digital wallets—seamless integration with Apple Pay and Google Pay.
◦Enter new geographical markets.
•Klarna Card in Every Wallet. We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. With the Klarna card, we are making it easier for consumers to enjoy our popular flexible payment options, both online and offline.
•Next-Generation Digital Financial Services. Klarna is integrated across a global ecosystem of service providers, which enhances our consumer offering. Traditional players, in turn, sit in silos, which limits their consumer offering. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers. This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. Our financial services are provided digital-first and are automated. They are insight-rich, transparent and fair. These features save consumers time and money and effortlessly put them in control of their finances.
•Klarna’s Personal Shopping and Money Assistant. We are redefining lifestyle services by becoming the genuine partner that truly enhances the everyday shopping experiences of our consumers.
◦Leveraging our unique insights from proprietary data, including first-party, SKU-level data, we offer personalized services that act as a true utility for consumers. This deep understanding enables us to tailor individualized offers for goods and services today and, in the future, we expect to expand into personalized financial services.
◦Our AI-powered personal assistant is at the heart of this transformation, making the consumer journey both effortless and joyful.
◦Consumers gain access to premium features through subscription services, enhancing their lifestyle while enjoying convenience and savings.

•AI-Powered Efficiency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.
Corporate Reorganization
In May 2024, we redomiciled our parent company from Sweden to the U.K. by way of a share-for-share exchange. Pursuant to the share-for-share exchange, shareholders of Klarna Holding AB exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB. See “Description of Share Capital and Articles of Association—Corporate Reorganization.”
Recent Developments
OnePay Partnership
In March 2025, we entered into a customer installment program agreement (the “OnePay Partnership Agreement”) with OneProgress Services LLC (“OnePay”), a consumer-oriented financial technology company majority-owned by Walmart Inc., a people-led, tech-powered omnichannel retailer (“Walmart”). Pursuant to the OnePay Partnership Agreement, we will exclusively offer our Fair Financing product to Walmart’s U.S. customers and members both online and in-store. As a result, alternative interest-bearing payment solutions of our competitors will no longer be available at checkout at Walmart.
Beginning in the second half of 2025, our Fair Financing products will be made available at checkout online and in-store through OnePay’s platform, which is directly integrated into Walmart’s physical and digital distribution channels. Once approved for our financing products, Walmart’s U.S. customers will be able to choose from a range of repayment terms from three to 36 months.
Concurrently with the OnePay Partnership Agreement, we issued warrants to a subsidiary of OnePay to acquire 15,343,932 of our ordinary shares (the “OnePay warrants”). The OnePay warrants will vest over a period of five years, beginning with 2,640,000 warrants vesting on launch, with the remainder vesting quarterly in equal installments.
Corporate Information
We are a public company with limited liability incorporated pursuant to the laws of England and Wales on November 7, 2022 as Klarna UK II PLC and renamed as Klarna Group plc on December 13, 2023. We are registered with the Registrar of Companies in England and Wales under number 14467769. Our registered office is located at 10 York Road, London SE1 7ND, United Kingdom, and the telephone number at that office is +44 8081 893 333.
Our banking operations in the EEA are conducted through Klarna Bank AB. Klarna Bank AB was incorporated as a public limited company with the legal name Kreditor Finans AB under Swedish law on September 5, 2007, with the company number 556737-0431. After its incorporation, Kreditor Finans AB changed its legal name to Klarna Finans AB and, following the receipt of a license to carry out banking activities under the supervision of the SFSA, subsequently changed its legal name to Klarna Bank AB on June 19, 2017. Klarna Bank AB is a subsidiary of Klarna Holding AB. As a result of our corporate reorganization in May 2024, Klarna Holding AB and Klarna Bank AB became indirect subsidiaries of Klarna Group plc.
Our main U.S. subsidiary is Klarna Inc., a Delaware corporation. Its principal office is located at 800 N. High St., Ste. 400, Columbus, Ohio 43215, and the telephone number at that office is +1 (844) 552 7621.
Our website address is www.klarna.com. We have included our website address in this prospectus solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or the registration statement of which it forms a part, and you should not consider information on our website to be part of this prospectus or the registration statement of which it forms a part.
Our agent for service of process in the United States is Klarna Inc.
Risk Factors Summary
Investing in our ordinary shares involves risks. You should carefully consider the risks described in the section titled “Risk Factors” before making a decision to invest in our ordinary shares. If any of the following risks actually occur, our business, results of operations, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment.
The following is a summary of some of the principal risks we face:
Risks Related to Our Business and Industry
•Our success depends on our ability to attract additional merchants, to retain and grow our relationships with our existing merchants and to continue enabling merchant success.
•We may fail to grow our consumer base and retain and grow our relationships with our existing consumers.
•We may be found to be operating without necessary licenses or other regulatory authorizations or fail to comply with requirements of the authorizations that we hold.
•We partner with card networks, PSPs and other participants in the payments ecosystem to operate our network. We may not be able to maintain or expand our arrangements with such participants and if our existing arrangements are suspended or terminated, we may be unable to establish alternative arrangements on favorable terms, if at all.
•We may fail to promote, protect and maintain our brand.
•We have a recent history of incurring losses and may not be successful in effectively balancing growth and profitability in the future.
•We operate in an industry of substantial and increasingly intense competition and may be unable to compete successfully.
•The success and growth of our business depends upon our ability to keep up with rapid technological developments and continuously innovate and develop new products, technologies and services.
•Our business depends on our ability to attract and retain highly skilled employees.
•Our use and provision of AI-powered solutions could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.
•We may be unable to maintain our funding model based on consumer deposits or otherwise maintain, renew or replace our other funding arrangements.
•The success of our business depends on our underwriting process and our ability to accurately price consumer credit risk.
•We may fail to grow our advertising revenue.
•If loans facilitated through our network do not perform, or significantly underperform, we may incur credit losses.

•We may fail to successfully implement, maintain and improve our risk management policies, procedures and methods.
•Our results depend on prominent presentation, integration and support of our network by our merchants.
•We rely on third parties and their systems for a variety of services, and these third parties’ failure to perform these services adequately could materially and adversely affect our business.
•To support our network and operations, we partner with banks in different geographies. Our arrangements with them may be terminated and we may be unable to replace the commitments of our partner banks.
•Our expansion efforts may not be successful or may subject us to increased risks.
•We may fail to accurately detect and prevent fraud.
•We may be adversely affected by negative publicity about us, including our current or former directors, executive officers or major shareholders, or our industry.
•We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.
Risks Related to Our Regulatory Environment
•Our business is subject to extensive, complex and changing laws and regulations and related supervision, inquiries and examination.
•Changes to capital adequacy, liquidity and similar regulatory requirements may adversely affect us.
•We are obligated to comply with anti-money laundering (“AML”) and countering the financing of terrorism (“CFT”) laws and regulations.
•We are subject to various consumer protection laws.
Risks Related to Intellectual Property, Data Privacy and Cybersecurity
•We may fail to comply with our obligations under license and technology-related agreements.
•We may be unable to sufficiently obtain, maintain, protect or enforce our intellectual property and other proprietary rights.
•We rely on third-party intellectual property. We cannot guarantee that such intellectual property will continue to be available.
•There can be no assurance that our products, services and platforms will not infringe on the intellectual property rights of others.
•We are subject to complex and evolving laws, regulations, rules, standards, contractual obligations and other requirements regarding data privacy and cybersecurity.
•We or our third-party providers may fail to protect confidential information, including personal information and/or experience data breaches or other cybersecurity incidents.

Risks Related to This Offering and Ownership of Our Ordinary Shares
•The multi-class structure of our share capital has the effect of concentrating voting control with those shareholders who held our share capital prior to this offering, including our Co-Founder and Chief Executive Officer, which will limit your ability to influence the outcome of matters submitted to our shareholders for approval, may result in additional future dilution of your voting and economic power and may adversely affect the value of your ordinary shares.
•Substantial future sales of our ordinary shares in the public market could cause the trading price of our ordinary shares to fall.
•Requirements associated with being a public company in the United States will require significant resources and management attention.
•As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
•We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
Implications of Being a Foreign Private Issuer
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.
In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic public companies that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), which is aimed at preventing issuers from making selective disclosures of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. domestic public companies.
In addition, NYSE listing rules allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. While we expect to voluntarily follow many NYSE corporate governance rules, we intend to take advantage of certain exemptions, including, but not limited to, exemptions from:
•the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity compensation or purchase plans or other equity compensation arrangements. We will follow English law with respect to any requirement to obtain shareholder approval in connection with such issuances;

•the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year. There is no similar requirement under English law. As a result, our independent directors may choose to meet in executive session at their discretion;
•the requirement to disclose within four business days any determination to grant a waiver of the Code of Conduct (as defined herein) to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, English law does not prescribe a specific timeline for such disclosure; and
•the quorum requirements applicable to meetings of shareholders. Such quorum requirements are not prescribed by English law. In accordance with generally accepted business practice, our amended and restated articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.
Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management―Foreign Private Issuer Status.”
We may utilize the exemptions described above for as long as we continue to qualify as a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

THE OFFERING

Issuer	Klarna Group plc, a public limited company incorporated under the laws of England and Wales.

Ordinary shares offered by us	ordinary shares.

Ordinary shares offered by us and the selling shareholders	ordinary shares.

Option to purchase additional ordinary shares	Up to additional ordinary shares, which the underwriters may purchase from us and the selling shareholders within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Ordinary shares to be issued and outstanding after this offering	ordinary shares (or ordinary shares if the underwriters’ option to purchase additional ordinary shares is exercised in full).

Class B shares to be issued and outstanding after this offering	Class B shares (or Class B shares if the underwriters’ option to purchase additional ordinary shares is exercised in full).

Class C shares to be issued and outstanding after this offering	0 Class C shares.

Voting rights
Each ordinary share is entitled to one vote. Each Class B share is entitled to ten votes. Each Class C share will be entitled to ten votes.
Holders of our ordinary shares, Class B shares and Class C shares will generally vote together as a single class, unless otherwise required by law.
As a result, immediately following the completion of this offering, our current shareholders (who will receive Class B shares in respect of their ordinary shares immediately prior to the completion of this offering) will hold           % of the voting power of our outstanding ordinary shares and Class B shares, with our directors, executive officers and holders of 5% or more of any class of our voting securities and their respective affiliates holding in the aggregate           % of the voting power of our ordinary shares and Class B shares. Because of the ten-to-one voting ratio between our Class B shares and ordinary shares, respectively, the holders of our Class B shares will continue to control a majority of the combined voting power of our share capital and therefore will be able to control all matters submitted to our shareholders for approval. In addition, future issuances of Class C shares (including following the exercise of options to acquire Class C shares) to Mr. Siemiatkowski may further concentrate control in the hands of our existing shareholders.
See the section titled “Description of Share Capital and Articles of Association” included elsewhere in this prospectus for additional information about our multi-class share capital structure.

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $          (or $          if the underwriters’ option to purchase additional ordinary shares is exercised in full) based on the initial public offering price of $          per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and offering expenses payable by us.
The principal purposes of this offering are to create a public market for our ordinary shares and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures.
We will not receive any proceeds from the sale of our ordinary shares in this offering by the selling shareholders.
See “Use of Proceeds” for more information.

Dividend policy
We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Listing	We have applied to list our ordinary shares on the NYSE under the symbol “KLAR.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Unless otherwise indicated or context otherwise requires, all information contained in this prospectus assumes or gives effect to:
•the Share Split;
•the Class B Bonus Issue and the Class B Redesignation (each, as defined below);
•the filing and effectiveness of our amended and restated articles of association, which will occur immediately prior to the completion of this offering;
•no exercise of the option granted to the underwriters to purchase up to     additional ordinary shares to cover over-allotments, if any, in connection with this offering;

•no purchase of ordinary shares in this offering by our directors, officers or existing shareholders; and
•the initial public offering price of $          per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
The number of ordinary shares that will be issued and outstanding after this offering of          is based on 365,445,384 ordinary shares issued and outstanding as of March 31, 2025, and includes:
•                ordinary shares to be issued and sold by us in this offering;
•1,948,166 ordinary shares issued after March 31, 2025 in exchange for shares of certain of our subsidiaries awarded to our employees, including our executive officers, prior to, and outstanding as of, March 31, 2025;
•                ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) to be issued in connection with the completion of this offering in exchange for ordinary shares of Larkan (such ordinary shares, “Larkan shares”) originally issued prior to March 31, 2025 upon vesting of RSUs awarded to our employees, including our executive officers, the number of which depends on the initial public offering price per our ordinary share in this offering;
•                ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) to be issued in connection with the completion of this offering in exchange for Larkan shares originally issued after March 31, 2025 upon vesting of RSUs awarded to our employees, including our executive officers, the number of which depends on the initial public offering price per our ordinary share in this offering;
•                ordinary shares granted to our employees, including our executive officers, after March 31, 2024;
•                ordinary shares issued after March 31, 2025 upon exercise of share warrants and options to purchase our ordinary shares issued prior to, and outstanding as of, March 31, 2025; and
•                ordinary shares issued after March 31, 2025 upon exercise of share warrants and options to purchase our ordinary shares issued after March 31, 2025
(such issuances, other than the issue and sale of ordinary shares by us in this offering, collectively, the “Subsequent 2025 Share Issuances”).
The number of ordinary shares that will be issued and outstanding after this offering excludes:
•                ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in exchange for Larkan shares issuable upon vesting of RSUs that were awarded to our employees, including our executive officers, prior to, and outstanding as of, March 31, 2025 (the number of which (i) reflects the forfeiture and vesting of an aggregate of       RSUs after that date and (ii) gives effect to tax withholding of Larkan shares to satisfy associated estimated income tax obligations at an assumed            % tax withholding rate, which is the estimated blended tax rate applicable to such RSU holders);
•                ordinary shares (which number assumes the initial public offering price of $     per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in exchange for Larkan shares issuable upon vesting of RSUs awarded to our employees, including our executive officers, after March 31, 2025 (the number of which

gives effect to tax withholding of Larkan shares to satisfy associated estimated income tax obligations at an assumed           % tax withholding rate, which is the estimated blended tax rate applicable to such RSU holders);
•                ordinary shares (which number assumes the initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in exchange for Larkan shares issued after March 31, 2025 upon vesting of RSUs awarded to our employees, including our executive officers;
•                ordinary shares issuable upon exercise of share warrants and options issued by us prior to, and outstanding as of, March 31, 2025, including the OnePay warrants, with a weighted average exercise price of $        and a weighted average remaining life of       years, of which        are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have exercise prices below $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•                ordinary shares issuable upon exercise of share warrants and options issued by us after March 31, 2025, with a weighted average exercise price of $         and a weighted average remaining life of          years, of which          are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have exercise prices below $         per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•                ordinary shares issuable upon exercise of share warrants issued by our subsidiary prior to, and outstanding as of, March 31, 2025 (the number of which reflects the forfeiture of          share warrants and options after that date), with a weighted average exercise price of $         and a weighted average remaining life of          years, of which          are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have exercise prices below $         per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•                 ordinary shares issuable upon exercise of          Class C options, of which (i)         Class C options are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have an exercise price of $         per ordinary share, and (ii)         Class C options are not currently exercisable and will not become exercisable within 60 days from the completion of this offering, and have an exercise price of $         per ordinary share; and
•                ordinary shares reserved for issuance under our existing equity incentive plans and our long-term equity incentive plan to be adopted in connection with this offering, as more fully described under “Executive and Director Remuneration—New Equity Incentive Plan.”
The number of Class B shares that will be issued and outstanding after this offering of          is based on no Class B shares issued and outstanding as of March 31, 2025 and gives effect to (i) the issuance by us of             Class B shares to holders of our ordinary shares immediately prior to the completion of this offering (the “Class B Bonus Issue”) and (ii) the conversion of             Class B shares of the selling shareholders into deferred shares, which number relates to the number of ordinary shares sold by such selling shareholders in this offering and assumes that          ordinary shares will be sold by the selling shareholders in this offering (the “Class B Redesignation”).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The consolidated statement of profit and loss data for the years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of profit and loss data for the three months ended March 31, 2025 and 2024 and consolidated balance sheet data as of March 31, 2025 have been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, and cash flows for the periods presented. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Historical results for any prior period are not necessarily indicative of results expected in any future period.
The following summary consolidated financial information and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Where applicable, share and per share data in the table below has been retroactively adjusted to give effect to the Share Split.
Consolidated Statement of Profit and Loss Data

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024	2023	2022
	(in $ millions, except for per share amounts)
Revenue
Transaction and service revenue	$519	$486	$2,136	$1,768	$1,468
Interest income	182	157	675	508	436
Total revenue	$701	$643	$2,811	$2,276	$1,904
Processing and servicing costs	$(164)	$(136)	$(596)	$(541)	$(520)
Consumer credit losses	(136)	(117)	(495)	(353)	(550)
Funding costs	(130)	(113)	(503)	(297)	(147)
Technology and product development	(115)	(99)	(444)	(389)	(430)
Sales and marketing	(91)	(79)	(328)	(381)	(531)
Customer service and operations	(51)	(57)	(203)	(240)	(287)
General and administrative	(94)	(51)	(281)	(270)	(320)
Depreciation, amortization and impairments	(10)	(19)	(82)	(128)	(99)
Total operating expenses	$(791)	$(671)	$(2,932)	$(2,599)	$(2,884)
Operating loss	$(90)	$(28)	$(121)	$(323)	$(980)
Other income (expense)	$(2)	$3	$154	$19	$(58)
Profit (loss) before taxes	$(92)	$(25)	$33	$(304)	$(1,038)
Tax (expense) benefit	(7)	(5)	(12)	60	3
Net profit (loss)	$(99)	$(30)	$21	$(244)	$(1,035)
Net profit (loss) attributable to shareholders of Klarna Group plc	$(101)	$(31)	$3	$(249)	$(1,038)
Net profit (loss) per share attributable to shareholders of Klarna Group plc (1)

Basic	$(0.26)	$(0.09)	$0.01	$(0.69)	$(3.09)
Diluted	$(0.26)	$(0.09)	$0.01	$(0.69)	$(3.09)
_________________
(1)See Note 19 “Net loss per share” to our interim condensed consolidated financial statements and Note 26 “Net profit (loss) per share” to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per ordinary share and the weighted average number of ordinary shares used in the computation of the per share amounts.
Consolidated Balance Sheet Data:

	As of March 31, 2025
	Actual	As Adjusted (1)
	(in $ millions)
Cash and cash equivalents	$4,105
Consumer receivables	8,124
Total assets	15,526
Consumer deposits	10,843
Total liabilities	13,183
Total equity excluding non-controlling interests	2,188
________________
(1)As adjusted amounts give effect to (i) the Subsequent 2025 Share Issuances; (ii) the Class B Bonus Issue; (iii) the sale and issuance by us of                    ordinary shares in this offering, based upon the assumed initial public offering price of $                    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iv) the Class B Redesignation.
Key Business Metrics
The following table sets out our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. In addition, these additional business metrics are presented to assist investors in better understanding our business and how it operates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

	As of, or for the Three Months Ended, March 31,		As of, or for the Year Ended, December 31,
	2025	2024	2024	2023	2022
GMV (in $ millions) (1)	25,274	23,787	105,015	92,465	82,837
Year-over-year change (in %)	6%	N/A	14%	12%	N/A
Year-over-year change on a like-for-like basis* (in %)	13%	N/A	15%	N/A	N/A
Number of Active Klarna Consumers (in millions) (2)	99	84	93	84	79
Year-over-year change (in %)	18%	N/A	11%	6%	N/A
ARPAC (in $) (3)	29	29	30	27	24
Year-over-year change (in %)	n.m.	N/A	11%	13%	N/A
Year-over-year change on a like-for-like basis* (in %)	3%	N/A	13%	N/A	N/A
Transaction Margin Dollars (in $ millions) (4)	271	277	1,217	1,085	687
Year-over-year change (in %)	(2)%	N/A	12%	58%	N/A
Year-over-year change on a like-for-like basis* (in %)	6%	N/A	14%	N/A	N/A

__________________
(1)We define GMV measured for a period as the total monetary value of all completed purchases on our network over a period, excluding any additional fees (such as interest, reminder or other fees) and any subsequent actions (such as returns, settlements and disputes).
(2)We define active Klarna consumers as consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months, calculated as of the end of that 12-month period.
(3)We define ARPAC as our total revenue in a period divided by the number of active Klarna consumers over that period.
(4)We define Transaction margin dollars as total revenue less total transaction costs, which consist of processing and servicing costs, consumer credit losses and funding costs. Transaction margin dollars is a non-IFRS measure. See “—Non-IFRS Financial Measures” below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”
Note: Our key business metrics presented in the table above include transactions processed through KCO. Adjusted for the sale of KCO, our key business metrics equal in the first quarter of 2024 and the full year 2024, 2023 and 2022, respectively: (1) GMV: $22,900 million, $102,455 million (16% year-over-year change), $88,665 million (12% year-over-year change) and $79,161 million; (2) ARPAC: $29, $30 (14% year-over-year change), $26 (14% year-over-year change) and $23; and (3) Transaction margin dollars: $260 million, $1,189 million (17% year-over-year change), $1,016 million (66% year-over-year change) and $613 million. The divestment of KCO does not affect the number of active Klarna consumers nor any fiscal period subsequent to the fourth quarter of 2024 when the sale of KCO was completed.
*      Year-over-year change on a like-for-like basis is calculated by adjusting the relevant metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. We present like-for-like changes in our metrics when one of the comparative periods is, or includes, the fourth quarter of 2024, the period in which the sale of KCO was finalized.
n.m. = not meaningful
Non-IFRS Financial Measures

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024	2023	2022
	(in $ millions, except for percentages)
Transaction Margin Dollars	$271	$277	$1,217	$1,085	$687
Transaction Margin	39%	43%	43%	48%	36%
Adjusted Operating Profit (Loss)	$3	$15	$181	$(49)	$(726)
Adjusted Operating Margin	0.4%	2.3%	6.4%	(2.2)%	(38.1)%
Note: In the first quarter of 2024 and the full year 2024, 2023 and 2022, KCO contributed $17 million, $50 million, $72 million and $75 million to our Transaction margin dollars.

We use certain non-IFRS financial measures to supplement our consolidated financial statements, which are presented in accordance with IFRS. These non-IFRS financial measures include Transaction margin dollars, Transaction margin, Adjusted operating profit (loss) and Adjusted operating margin. We use these non-IFRS financial measures to facilitate the review of our operational performance and as a basis for strategic planning. We also present period-over-period changes in certain metrics on a like-for-like basis, which are calculated by adjusting the applicable metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period.
We believe that these non-IFRS financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of non-IFRS financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-IFRS measures. These non-IFRS measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. Other companies, including companies in our industry, may calculate these non-IFRS (or similar non-GAAP) financial measures differently or not at all, which reduces their usefulness as comparative measures.
For additional information about these non-IFRS measures, including a reconciliation of each of Transaction margin dollars, Transaction margin, Adjusted operating profit (loss) and Adjusted operating margin to their most directly comparable financial measure calculated in accordance with IFRS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”
MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, business organizations and other contacts in the markets in which we operate.
Among others, we refer in this prospectus to information and estimates from the following third-party sources:
•1WorldSync, Consumer Product Content Benchmark: A Deep Dive on Consumer Trust, October 1, 2023;
•Backlinko, Ad Blocker Usage and Demographic Statistics, September 2, 2024;
•Bizrate Insights, Consumer Insights on the Wishlist Feature, September 19, 2023;
•Capital One, Number of Credit Card Transactions per Second, Day & Year, May 30, 2024;
•CFPB, CFPB Report Finds Credit Card Companies Charged Consumers Record-High $130 Billion in Interest and Fees in 2022, October 25, 2023;
•Chubb, E-Commerce Grows But Trust in Digital Channels is Uneven: Chubb Survey, February 21, 2024;
•Constructor, State of Ecommerce Search and Product Discovery 2024: Exploring and Embracing Change, 2024;
•CustomerGauge, NPS Financial Services/27 Banking NPS Scores 2023, March 26, 2023;
•Debt.com, Budgeting Survey: More Americans are Living Paycheck to Paycheck – Even Though More are Budgeting, September 16, 2024;
•Digital Commerce 360, 2023 Top 1000 Report, June 2023;
•eCommDB, Store Ranking, March 7, 2024;
•eMarketer, Worldwide Retail Media Ad Spending Forecast 2024, February 7, 2024;
•Edelman, Edelman Trust Barometer (2023), January 18, 2023;
•Epsilon, New Epsilon research indicates 80% of consumers are more likely to make a purchase when brands offer personalized experiences, January 9, 2018;
•Experian, Experian 2024 Consumer Credit Review, January 30, 2025;
•Experian, Gen Z Credit Scores on the Rise Along With Debt Balances, June 3, 2024;

•Federal Reserve Bank of St. Louis, Delinquency Rate on Credit Card Loans, All Commercial Banks, August 19, 2024;
•Filip Konecny, Demystifying Instagram Advertising: Cost And Average CTR Per Industry, April 1, 2024;
•IBM, IBM Study: Widespread Discontent in Retail Experiences, Consumers Signal Interest in AI-Driven Shopping Amid Economic Strain, January 8, 2024;
•Ipsos, Global Trustworthiness Index 2024, October 2024;
•Kantar, Tapping into Modern Payments: The Expanding Digital Payment Market, March 6, 2024;
•Lending Tree, Average Credit Card Interest Rate in America Today, February 7, 2025;
•Mastercard, Mastercard Delivers Greater Transparency in Digital Banking Applications, September 29, 2020;
•McKinsey & Company, Coping with the big switch: How paid loyalty programs can help bring consumers back to your brand, October 22, 2020;
•Merkle, Digital Marketing Report (Q4 2021), February 1, 2022;
•NerdWallet, When Is a Credit Card Annual Fee Worth It?, July 25, 2023;
•Nosto, New research: 69% of online shoppers go straight to the search bar when visiting ecommerce sites, but 80% leave due to a poor experience, February 15, 2023;
•ParcelPerform, E-commerce order tracking experience: From good to excellent, October 5, 2022;
•Paysafe, Consumers’ Online Payment Security Fears Grow Following ‘Cost-of-Living Crisis’, Says Paysafe Research, September 1, 2022;
•Proxima, Eliminate waste and complexity in your digital advertising budget, May 15, 2023;
•Statista, Loan loss provisions as a share of total loans of commercial banks in the United States from Q1 2003 to Q4 2023, June 12, 2024;
•Third-party consulting firm, Klarna TAM Refresh, May 2024 (the “Market Opportunity Study”);
•U.S. Federal Reserve, Quarterly Report on Household Debt and Credit, February 2023;
•WordStream, Google Shopping Ads Benchmarks: Average CPC, CTR, Monthly Budget, & More, November 14, 2023; and
•Other publicly available reports and data.
The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated into this prospectus by reference. Governmental and industry publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the selling shareholders, the underwriters, nor their respective affiliates or agents have independently verified it. Except for the Market Opportunity Study, which was commissioned, and paid for, by us and conducted by a third-party consulting firm, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as specifically set forth in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.
In addition, this prospectus includes several testimonials and case studies from our consumers and merchants. Each of them consented to the inclusion of their respective testimonial or case study in this prospectus and has not been compensated for it. We have included these testimonials and case studies to provide prospective investors with additional information and perspectives on our network, operations, products, solutions and services that we believe may further assist them in evaluating our company, its performance and future prospects. Given the breadth and diversity of our consumer and merchant base, these testimonials and case studies are not designed or intended to statistically represent the average customer experience with our network. We believe, however, that these examples are appropriately representative of the benefits our merchants and consumers can derive from using Klarna and integrating our network into their operations (in the case of our merchants) or their everyday spending (in the case of our consumers), in addition to providing qualitative context to the aggregated data included in this prospectus.
At the same time, our consumers’ and merchants’ experience with, and opinions of, our network may vary for a number of reasons, including the market in which they are located, the type of our products, solutions and services used and merchants and/or consumers with which the customer transacted. We cannot guarantee that all or most of our customers will have the same experience while using our network or the same opinion of its quality as those expressed in the testimonials and case studies included in this prospectus. For example, while we continuously work to prevent, identify and mitigate fraudulent activity, and seek to ensure that our customers associate our brand and network with a secure, smooth commerce experience, as indicated in several of the customer case studies included in this prospectus, we are still subject to the risk of fraudulent activity on our network and certain of our merchants and consumers have been in the past, and may in the future be, subject to fraud. See “Risk Factors—Risks Related to Our Business and Industry—We may fail to accurately detect and prevent fraud.”
Certain information in this prospectus is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable. Except to the extent specifically set forth in this prospectus, the data that we compile internally and our estimates have not been verified by an independent source. Among others, the following information referred to in this prospectus has been based on our internal estimates:
•Our global brand awareness, which we calculated based on our internal tracking data that measures our brand awareness and that of our competitors since January 2018, derived from survey-based measurements provided to Klarna by a third-party market intelligence provider. The global brand awareness is calculated as a rolling three-month weighted average brand awareness across all markets in which we are active, based on the population of each market;
•Our Gini score, which reflects our model’s ability to distinguish between defaulters and non-defaulters, and which we calculated by first calculating the trade-off between true positives (correctly identified defaults) and false positives (incorrectly classified non-defaulters), then measuring the model’s accuracy. It ranges from 0 (no discrimination) to 1 (perfect discrimination), indicating how well the model separates defaulters from non-defaulters;
•Our global NPS, which we calculated based on a survey that we conducted on our customers from September 2023 to September 2024, by asking them to rate the likelihood of them recommending Klarna to a friend or family member on a scale of 0 to 10. We categorized respondents as follows: “promoters” respond 9 or 10, “passives” respond 7 or 8 and “detractors” respond 6 or below. Our global NPS was then calculated based on the number of promoters and detractors;

•The percentages of adults who use Klarna in Sweden and in the United States, which we calculated for each country by dividing the number of people between 18 and 80 years old who are active Klarna consumers by the total population between 18 and 80 years old; and
•Our wallet share in Sweden and the United States, which we calculated for each country by dividing the total GMV by the number of active Klarna consumers in that country, and dividing this number by the average spend per person in that country, in each case, for the same period.
In addition, certain assertions about our competitive position made in this prospectus were based on publicly available information about our competitors and/or information that we collect from our merchants. Such assertions include statements relating to:
•The relative size of our commerce network, measured by the number of consumers and merchants, which was based on our review of publicly available reports and information about the number of customers served by our main competitors;
•The benefits of our payment and advertising solutions to our merchants, including with respect to customer acquisition and conversion rates and purchase frequency, which were based on information that we collect from our merchants, and are further illustrated by select merchant case studies included elsewhere in this prospectus; and
•The proportion of our revenue generated from merchants, consumers and advertising as compared to those of our competitors in the payments and banking industries, which we based on our review of their publicly available financial information.
Data regarding the various markets and geographies in which we compete and our market position and market share within these markets and geographies are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate our size, position and market share. In addition, assumptions and estimates of our and our markets’ and geographies’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. See “Cautionary Statement Regarding Forward-Looking Statements.”
GLOSSARY OF TERMS
The following are abbreviations, acronyms and definitions of certain terms used in this prospectus:
“Active Klarna consumers” means consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months, calculated as of the end of that 12-month period.
“AI” means artificial intelligence. This term encompasses various technologies that enable computers and machines to simulate human learning, comprehension, problem-solving, decision-making, creativity and autonomy. As such, “AI” includes, but is not limited to, generative AI (which refers to AI technologies capable of generating text, images, videos or other data using generative models, including in response to prompts) and machine learning (“ML”) (which refers to AI technologies using algorithms and statistical models to analyze and draw inferences from patterns in data without following explicit instructions).
“AOV” means average order value, measured by dividing our GMV for a period by the number of transactions conducted on our network in that period.
“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors and service providers) to facilitate the money transfer process.

“ARPAC” means average revenue per active consumer, measured as our total revenue for the trailing twelve months, divided by the number of active Klarna consumers over that period.
“Average Revenue per Employee” means our total revenue from the trailing twelve months (adjusted for the sale of KCO), divided by the period end number of our employees.
“CAGR” means the compound annual growth rate, measured as the annualized average rate of the growth between given dates, assuming growth takes place at an exponentially compounded rate.
“CFPB” means the Consumer Financial Protection Bureau.
“Companies Act” means the U.K. Companies Act 2006.
“Customers” means consumers and merchants using our network.
“DKK” means the Danish kroner, the official currency of Denmark, Greenland and the Faroe Islands.
“Dodd-Frank Act” means the Dodd–Frank Wall Street Reform and Consumer Protection Act.
“DTC” means The Depository Trust Company.
“EEA” means the European Economic Area.
“EU” means the European Union.
“EU GDPR” means the EU General Data Protection Regulation (EU) 2016/679.
“EUR” or “€” means the euro, the official currency of the European Union.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“GBP” means the British pound, the official currency of The United Kingdom of Great Britain and Northern Ireland.
“GMV” means gross merchandise volume, measured for a period as the total monetary value of all completed purchases on our network in that period, excluding any additional fees (such as interest, reminder or other fees) and any subsequent actions (such as returns, settlements and disputes).
“HMRC” means HM Revenue & Customs, the U.K. tax authority.
“IASB” means the International Accounting Standards Board.
“IFRS” means the International Financial Reporting Standards.
“IT” means information technology.
“KCO” means Klarna Checkout, our online checkout solution, which was sold by us effective October 1, 2024.
“KFSUK” means Klarna Financial Services UK Limited, our U.K. subsidiary.
“Klarna Bank” means Klarna Bank AB (publ), our banking subsidiary.
“Klarna Holding” means Klarna Holding AB (publ), our indirect subsidiary and former parent entity.
“Larkan” means Larkan AB (publ), our indirect subsidiary through which we historically granted RSUs.

“LCR” means liquidity coverage ratio. The LCR has been developed by the Basel Committee on Banking Supervision (the “Basel Committee”) to promote the short-term resilience of the liquidity risk profile of banks by ensuring that they have sufficient high-quality liquid assets (“HQLA”), i.e., assets that can be converted easily and immediately in private markets into cash, to survive a significant stress scenario lasting 30 calendar days. This ratio should be equal to at least 100% on an ongoing basis. LCR is calculated by dividing HQLA by projected net cash outflows during a 30-day stressed period.
“Merchants” means the businesses that offer their goods and services to consumers on our network. The number of merchants presented in this prospectus refers to the number of unique combinations of brands (e.g., H&M) available on our network and the markets where such brands are available (e.g., Sweden).
“MoR” means merchant of record.
“Net Dollar Revenue Retention Rate” measures our revenue retained from merchants over a given period. We calculate Net Dollar Revenue Retention Rate for a given period (the “current period”) by dividing our revenue in that period by our revenue in the immediately preceding period of the same length (the “prior period”), in each case, from merchants that processed transactions on our network in the prior period. Our Net Dollar Revenue Retention Rate therefore includes the effect on revenue of any merchant renewals, expansion, contraction and churn but excludes the effect of revenue from merchants that contributed to our revenue in the current period but not in the prior period. A Net Dollar Revenue Retention Rate greater than 100% for a given period implies overall growth in revenue from merchants that were already processing transactions on our network in the prior period.
“NSFR” means net stable funding ratio. The NSFR has been developed by the Basel Committee and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. This ratio should be equal to at least 100% on an ongoing basis. “Available stable funding” is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR, which extends to one year. The amount of required stable funding corresponds to the funding required to meet applicable regulatory liquidity requirements, mainly the LCR.
“NOK” means the Norwegian kroner, the official currency of the Kingdom of Norway.
“NPS” means the net promoter score. NPS is a metric used to measure customer satisfaction, loyalty and enthusiasm. NPS is reported as a number between negative 100 and positive 100. For more information about the method that we used to calculate our NPS, see the section titled “About This Prospectus—Market and Industry Data” elsewhere in this prospectus.
“OCC” means the Office of the Comptroller of the Currency.
“PSP” means payment service provider.
“Raisin” means Raisin GmbH, a savings platform through which we collect deposits in certain jurisdictions.
“ROI” means return on investment.
“RSUs” means restricted share units.
“SDRT” means the U.K. stamp duty reserve tax.
“SEC” means the U.S. Securities and Exchange Commission.
“SEK” means the Swedish krona, the official currency of the Kingdom of Sweden.
“SFSA” means the Swedish Financial Supervisory Authority (Finansinspektionen).

“SKU” means a stock-keeping unit.
“S&P” means S&P Global Ratings.
“Takeover Code” means the City Code on Takeovers and Mergers.
“U.K.” or the “United Kingdom” means The United Kingdom of Great Britain and Northern Ireland.
“U.K. GDPR” means, collectively, the U.K. Data Protection Act 2018 and the EU GDPR, as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018.
“U.S.” or the “United States” means the United States of America.
“U.S. dollar,” “U.S. dollars” or “$” means the U.S. dollar, the official currency of the United States of America.
“U.S. GAAP” means the generally accepted accounting principles in the United States of America.
“xIBOR” means the interbank money market rate.

RISK FACTORS
Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in our ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, results of operations, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
Our success depends on our ability to attract additional merchants, to retain and grow our relationships with our existing merchants and to continue enabling merchant success.
Our success depends on our ability to expand our merchant base in a cost-effective manner, grow our merchants’ revenue and continue enabling merchant success. As more merchants join our network, consumers benefit from an increased selection across verticals, channels and geographies, and purchase more frequently with Klarna, which in turn increases our GMV and revenue. Conversely, if we are not able to retain current or attract additional merchants to our network, our consumers may stop using our network, use it less frequently or use fewer of our solutions, products and services.
The attractiveness of our network to merchants depends on a number of factors, some of which are beyond our control, including, but not limited to:
•the size of our consumer base;
•our brand and reputation;
•the amount of merchant fees that we charge;
•our ability to sustain our value proposition to merchants for consumer acquisition by demonstrating higher conversion at checkout and helping merchants establish and maintain direct relationships with consumers;
•the attractiveness of our technology and network to merchants;
•our global footprint;
•solutions, products and services offered by competitors; and
•our ability to perform under, and maintain, our merchant agreements.
Our agreements with merchants generally have terms that range from approximately 12 months to 60 months. The termination of one or more of our merchant agreements, particularly with merchants who are global leaders in their category or who generate substantial portions of our merchant revenue, could result in a material decrease in GMV or total revenue. As a result, if we fail to retain any of our larger merchants or a substantial number of our smaller merchants, if we do not acquire new merchants, if we do not continually expand our GMV and revenues from the merchants on our network or if we do not attract and retain a diverse mix of merchants across different verticals, channels and geographies, our business, results of operations, financial condition and future prospects could be adversely affected.

We may fail to grow our consumer base and retain and grow our relationships with our existing consumers.
We generate merchant revenue when consumers transact on our network and consumer service revenue from fees paid directly by our consumers. Accordingly, our success depends on our ability to generate consumer activity and increased GMV from existing consumers and attracting new consumers to our network. In addition, lower consumer engagement may make our network less attractive to merchants, negatively affecting our GMV and revenue.
The attractiveness of our network to consumers depends on a number of factors, some of which are beyond our control. Such factors include, among other things:
•the number and variety of merchants and the related selection of products across verticals, channels and geographies;
•our brand and reputation;
•consumer experience and satisfaction;
•consumer trust and perception of our solutions, products and services;
•technological innovation; and
•solutions, products and services offered by competitors.
If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our network or if we do not continually increase usage and GMV from consumers on our network, our business, results of operations, financial condition and future prospects could be adversely affected.
We may be found to be operating without necessary licenses or other regulatory authorizations, or fail to comply with requirements of the authorizations that we hold.
Our network connects consumers and merchants, and we offer our products and services in numerous jurisdictions, each with its own distinct legal and regulatory requirements. We must obtain and maintain various licenses, registrations and permissions (collectively, “Authorizations”), including banking, payment services, money transmission, credit brokering, servicing, collections and lending Authorizations, to operate our network across geographies. Failure to obtain or maintain these licenses, or to comply with their terms and applicable laws and regulations, could result in significant legal and financial consequences.
The regulatory landscape for banking and financial services, especially in the financial technology sector, is complex and subject to change. We must continuously monitor and adapt to new and changing regulations and licensing requirements in all markets in which we operate or into which we provide products or services. If we fail to comply with these regulations or operate without necessary Authorizations, we could face regulatory and/or governmental investigations, enforcement actions, fines and other penalties, and the risk of our customer agreements being unenforceable. Additionally, if our Authorizations are restricted, suspended or revoked, in particular our banking license in the EU, or if we are found to be operating without necessary Authorizations, we could be forced to cease or limit our operations, including the scope of consumer credit products and solutions offered in certain geographies, including specific states in the United States, which could adversely affect our business, results of operations, financial condition and future prospects. The application of country, state and provincial licensing requirements to our business model is complex and may not always be clear. While we believe that, as of the date of this prospectus, we are in compliance with material applicable licensing, registration or other regulatory requirements, regulators may request or require that we obtain (or we may independently determine that we should obtain) additional Authorizations in the future. While we may at any given time actively pursue additional Authorizations, there can be no assurance that we will be able to obtain them in a timely manner, if at all.

The risks associated with non-compliance are significant given the extensive scope of our operations across various jurisdictions and the differences among the varying and complex regulatory environments that we navigate. A material breach of licensing requirements and banking or financial services regulations could not only result in legal penalties, including revocation or suspension of regulatory licenses or other Authorizations, fines, orders to cease and desist, or regulatory proceedings, but also damage our reputation, lead to a loss of consumer trust and impact our relationships with key business partners, in particular card networks and financial institutions that are similarly subject to extensive regulations and close regulatory scrutiny. Any of these consequences could adversely affect our ability to attract and retain customers, merchants and partners and as such damage our business, results of operations, financial condition and future prospects.
We partner with card networks, PSPs and other participants in the payments ecosystem to operate our network. We may not be able to maintain or expand our arrangements with such participants and if our existing arrangements are suspended or terminated, we may be unable to establish alternative arrangements on favorable terms, if at all.
We provide our merchants a number of channels through which they can use our network to accept payments. For example, Klarna Payments allows merchants to add Klarna as a payment method to their online checkout, on a website or an app, directly through our API or using their preferred platform, such as a partner PSP. In operating our network, we also partner with a number of different PSPs. Several of these PSPs, including Adyen and Stripe, serve as MoRs for merchants offering their products and services through our network. Given the MoRs’ direct relationship with these merchants, by partnering with MoRs we are able to reach and bring to our network a substantial number of merchants without the need to individually approach, engage, negotiate and integrate our network directly with the infrastructure of such merchants. Another channel is the Klarna card, a Visa card that allows consumers to access our various payment methods in any physical store or online setting without the need for merchant integration to our network. We also contract with various banks in different geographies for payment processing services to allow customers to pay for their purchases on our network. As a result, our operations rely on establishing, maintaining and expanding effective working relationships with a wide array of participants in the payments ecosystem. This is particularly important with respect to MoRs given that we currently derive a substantial portion of our merchant revenue from merchants utilizing the MoRs with which we partner. We also plan to continue to drive growth in GMV and revenue generated by merchants brought to our network through MoRs.
These parties impose various operational, compliance and technical standards that we must follow in order for such providers to continue facilitating payment processing for our customers. These standards, including the Payment Card Industry Data Security Standard (“PCI-DSS”) applicable to the Klarna card, govern a variety of areas, including how consumers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach or other cybersecurity incident.
These providers may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice. Such changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new payments ecosystem participants, or to serve the strategic initiatives of the providers, and may impose additional costs and expenses on, or be disadvantageous to, certain participants, including Klarna. In addition, participants in the payments ecosystem are subject to audit by the providers to ensure compliance with applicable rules and standards. Failure to comply with the applicable requirements and standards, whether due to operational lapses, regulatory changes or disagreements with these providers, could result in monetary damages, fines, regulatory investigations, legal proceedings, suspension of our ability to offer certain payment methods or the termination of our registration or other relationships with these providers. For example, any removal from card networks’ lists of PCI-DSS-compliant service providers would limit the number of payment channels that our customers could use through our network.

For certain transactions, we partially rely on PSPs and other third parties and, as a result, must pay a fee for their services. From time to time, payment networks, such as Visa, may increase the interchange fees that they charge for each transaction using one of their payment methods. Payment processors and payment networks routinely update and modify their requirements. Any changes in such requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business, and we may not, in every circumstance, be able to pass through such costs to our customers, in which event we would be required to absorb any such cost increases. Furthermore, if we do not comply with payment processors’ or payment networks’ requirements, the ability to utilize such networks in our business may be impaired, which could adversely affect our business, results of operations, financial condition and future prospects.
The digital payments landscape is subject to rapid technological and regulatory changes. Our continued compliance with the requirements of card networks, PSPs and other partners necessitates ongoing investment in technology as well as our legal and compliance functions. These investments may increase our operational costs and affect our margin profiles. Furthermore, any regulatory changes affecting the broader payments industry could necessitate adjustments in our business practices, including in our relationships with card networks, PSPs and other participants in the payments ecosystem.
Our network’s success depends on our ability to connect consumers and merchants with comprehensive payment and innovative advertising solutions. We cannot guarantee that our current arrangements with the various payments ecosystem participants needed to effectively operate our network will continue or that, if needed, we will be able to establish adequate alternative arrangements on terms favorable to us, if at all. We may also fail to successfully expand such arrangements in the future as needed to facilitate our growth and execute on our strategy. Any disruption in our ability to maintain, grow or replace, when needed, our relationship with MoRs, or more generally process payments in partnership with card networks, PSPs and other participants in the payments ecosystem, could adversely affect our business, results of operations, financial condition and future prospects.
We may fail to promote, protect and maintain our brand.
We believe that developing, protecting and maintaining awareness of our brand in a cost-effective manner is critical to attracting new and retaining existing merchants and consumers on our network. Successful promotion of our brand will depend largely on the experience of our merchants and consumers, including high levels of consumer satisfaction and the effectiveness of our marketing efforts.
We strive to reimagine commerce by putting consumers at the heart of everything we do. If consumers do not trust our network or do not have a positive experience with our network, they will not use Klarna at all, use Klarna less frequently or use fewer of our products and services than they otherwise intended. We have invested heavily in both the technology underlying our network and our support team to offer our consumers seamless experiences throughout the entire consumer journey in order to drive their loyalty and satisfaction. We have similarly incurred, and expect to continue to incur, significant expenses relating to our various marketing efforts. Despite such expenditures, any brand promotion activities may not result in increased revenue and, even if they do, any such increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand.
If we fail to successfully promote, protect and maintain our brand, including by not maintaining a consistently high level of consumer service, or if we fail to do so in a cost-effective manner, we may lose our existing merchants and consumers to our competitors or be unable to attract new merchants and consumers. Any such loss of existing merchants or consumers, or inability to attract new merchants or consumers, could have an adverse effect on our business, results of operations, financial condition and future prospects.

We have a recent history of incurring losses and may not be successful in effectively balancing growth and profitability in the future.
Since inception, we have strived to maintain a deliberate balance of growth and profitability. We remained profitable for the first 14 years as we scaled our operations in Europe. In 2019, we strategically decided to expand into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. In 2023, our operating losses started to decline and we began generating positive Transaction margin dollars in the United States. At the same time, we incurred net losses in some of our recent fiscal periods. For example, while we generated a net profit of $21 million in 2024, we incurred net losses of $244 million and $1,035 million in 2023 and 2022, respectively.
In the future, we may not be successful in delivering sustainable growth or may fail to achieve and maintain profitability. In particular, there can be no assurance that our GMV, revenue and other key metrics will continue to grow or not decline, and our growth rate may slow down or decline in future periods. This, in turn, may prompt us to invest more in our network, adversely affecting our profitability, at least in the near term. We may also increase our investments to take advantage of growth opportunities, including by organically expanding into new geographies or growing our network through acquisitions.
Many factors may contribute to declines in our revenue, GMV and other growth rates or affect our profitability generally, including, but not limited to:
•increased competition;
•slowing demand for our solutions, products and services from both consumers and merchants;
•geographic, product and channel and vertical mix;
•lower sales by our merchants, particularly those with whom we have significant relationships;
•general economic conditions, including interest rates and inflation and unemployment levels;
•a failure by us to continue capitalizing on growth opportunities;
•changes to our operating costs;
•changes in the regulatory environment; and
•the maturation of our business.
Our operating results, including take rates and Transaction margin dollars, are particularly impacted by geographical mix, product and channel mix as well as merchant vertical mix. These factors may impact various line items of our operating results in different ways at any given point in time, which may result in our operating results fluctuating materially from period to period despite our goal of driving sustainable long-term growth with achieving and expanding profitability over time. For example, in the near term, while our Transaction Margin Dollars may grow in absolute terms, our Transaction Margin may decrease, including as a result of our U.S. operations continuing to grow faster than our more mature markets. Consequently, you should not rely on our revenue or any other financial or operating metrics for any prior quarterly or annual period as an indication of our future performance.
In addition, our future operational and financial performance will depend on a number of factors, including, but not limited to:
•maintaining and developing relationships with existing merchants and consumers as well as attracting additional merchants and consumers;
•increasing our advertising revenue;

•expanding within, and driving increased GMV and revenue from, our existing verticals, channels and geographies;
•introducing new solutions, products and services, including in adjacent categories;
•entering into new verticals, channels and geographies;
•continuing to improve our proprietary underwriting model;
•continuing to develop, maintain, protect and scale our network;
•effectively using our personnel and technology resources, including by leveraging AI-powered solutions to drive innovation and productivity;
•maintaining the security of our network and the confidentiality of the information, including personal information, provided and utilized across our network;
•securing funding to finance our operations and future growth;
•maintaining adequate financial, business and risk controls;
•maintaining and developing relationships with partner banks, card networks, PSPs and other partners necessary to support our network and operations;
•capitalizing on growth opportunities;
•implementing new or updated information and financial and risk controls and procedures;
•navigating complex and evolving regulatory and competitive environments, including with respect to banking and financial services laws, data privacy, cybersecurity and the use of AI-powered solutions; and
•attracting, integrating and retaining an appropriate number and technological skill level of qualified employees.
We may not be able to manage our operations, profitability or growth effectively. Any failure to do so could impair our ability to generate revenue and control our expenses, and, as a result, negatively affect our business, results of operations, financial condition and future prospects.
We operate in an industry of substantial and increasingly intense competition and may be unable to compete successfully.
The markets in which we operate are competitive and evolving rapidly, including with respect to consumer preferences and regulatory landscape. Our network connects consumers and merchants with comprehensive payment and advertising solutions across multiple markets in Europe, North America, Australia and New Zealand. As a result, depending on the market and a particular product or solution, our network may compete with any of the following:
•Alternative payment methods, such as credit and debit cards—including those provided by card issuing banks such as J.P. Morgan Chase, Citibank, Bank of America, HSBC, BNP Paribas, Barclays, Credit Agricole, Santander or American Express—and payment networks such as Affirm, Block or PayPal;
•Traditional credit card networks, such as Visa, Mastercard, American Express, Capital One or Discover;
•Digital-focused banks, such as Revolut or NuBank;
•“Buy now, pay later” solutions, such as AfterPay; and

•E-commerce platforms with merchant enablement solutions, including advertising solutions, and integrated payment capabilities, such as Shopify, Amazon or Walmart.
We expect competition to intensify in the future, both as emerging technologies continue to enter the markets in which we currently operate, or may operate in the future, and as large financial incumbents increasingly seek to innovate services that may compete with our network.
Our competitive position is also affected by our ability to innovate, respond and adapt to changing market demands and regulatory environments. The financial services and technology sectors are subject to rapid changes in technology, shifts in consumer behavior and evolving regulatory requirements. To remain competitive, we must successfully identify and anticipate such developments and formulate and implement required changes to our network, operations, global licensing and Authorizations portfolio and business plans and strategy to address them. Our failure to anticipate or respond effectively to these changes, or to continually develop and enhance our network and products or solutions offered through it, could result in a loss of market share and adversely affect the attractiveness of our network to both consumers and merchants.
Technological advances and the continued growth of e-commerce activities and digitization of the economy have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options. As a result, we face competition on many different fronts, including with respect to:
•flexibility on payment options;
•duration, simplicity and transparency of payment terms;
•reliability and speed in processing applications;
•underwriting effectiveness;
•compliance and security;
•promotional offerings;
•fees;
•approval rates;
•ease of use;
•marketing expertise;
•service levels;
•products and services;
•technological capabilities and integration;
•customer service;
•brand and reputation; and
•consumer and merchant satisfaction.
Some of our competitors, particularly traditional credit-issuing banks as well as large internet marketing providers, are substantially larger and more established than we are, which gives them advantages over us and our network, such as a more diversified set of product offerings, a broader consumer and merchant base, the ability to reach more consumers, the ability to cross-sell their products, operational synergies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology networks, broad-based local distribution capabilities and lower-cost funding. Our competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships and greater brand recognition and brand loyalty than we have, in particular in markets that we entered later in our operating history, such as the United States, or with respect to solutions that we introduced more recently, such as digital advertising. If we cannot compete successfully against current and future competitors, our business, results of operations, financial condition and future prospects could be negatively impacted.
Our business depends on our ability to attract and retain highly skilled employees.
In the evolving financial technology industry, our ability to maintain a competitive edge depends on our ability to attract, train, nurture and retain a workforce comprising highly skilled professionals across all areas of our organization, in particular, highly experienced engineers, data scientists, and marketing and sales specialists. Competition for these types of highly skilled employees is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Our continued growth and ability to innovate and improve our network, products and solutions depend on our ability to recruit from this talent pool effectively and to offer an engaging and supportive work environment that not only attracts but also retains these professionals.
In addition, many of the companies with which we compete for experienced employees have greater resources than we do or operate in jurisdictions, such as the United States, that enable them to offer more attractive terms of employment, including more favorable share-based compensation packages. Further, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. Any loss of key personnel, including those in leadership positions or those with specialized expertise, could disrupt our operations and significantly delay or hinder our product development and strategic initiatives. Additionally, our ability to preserve our knowledge base and maintain continuity in our strategic direction is at risk if we cannot effectively manage employee turnover.
Furthermore, our performance and competitiveness as an employer are influenced by our ability to comply with, anticipate and adapt to changes in employment and tax laws and regulations, including those related to labor relations, health and safety standards, immigration policies and taxation of equity-based compensation. For example, in Sweden and the U.K., social security payments on equity-based compensation awards payable by the issuer and its employees are uncapped. This makes share-based compensation offered by us to our employees in those jurisdictions less attractive than similar compensation programs offered by companies in other jurisdictions, including the United States. We may also become subject to additional social security and tax payments as a result of our multi-class share capital structure. Depending on future changes in the price of our ordinary shares following this offering and the position taken by applicable tax authorities, such obligations to make social security or tax payments by us could be material. As a result, it may be more difficult or expensive for us to recruit and retain talent than our competitors whose workforce is located primarily in jurisdictions with more favorable tax treatment of equity-based compensation. Changes in such regulations could impose additional burdens on our operations and limit our flexibility in effectively recruiting, maintaining and managing our workforce across different geographies and during different business and economic cycles. If we are unable to attract and retain a highly skilled workforce or are required to make material social security or tax payments in connection with our equity-based compensation awards or our multi-class share capital structure, our business, results of operations, financial condition and future prospects could be adversely affected.
The success and growth of our business depends upon our ability to keep up with rapid technological developments and continuously innovate and develop new products, technologies and services.
Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. This network facilitates connections across the commerce ecosystem—from

PSPs and banks to credit bureaus and affiliate networks. In order to deliver a seamless commerce experience to our customers and remain competitive, we must continuously innovate and improve our network. Incorporating technological advancements into our network requires significant financial and personnel resources and talent. Our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from other initiatives important to our business.
We may not be able to make technological improvements when expected by our consumers and merchants. In addition, we may fail to effectively implement new technology-driven products and services as quickly as our competitors or be successful in marketing these products and services to consumers and merchants. For example, our competitors or other third parties may incorporate AI into their products and services more quickly or more successfully than us, which could impair our ability to compete effectively. If we are unable to successfully and timely innovate and continue to deliver a superior merchant and consumer experience through our network, the demand for our products and solutions may decrease and our business, results of operations, financial condition and future prospects could be adversely affected.
In pursuit of our goal of becoming our consumer’s everyday spending and saving partner, we expect that we will need to continue to introduce new products and solutions in our existing categories, while also expanding our offerings into adjacent categories. The success of new products or solutions in such adjacent categories could be hampered by a number of factors, including our relative inexperience operating in such categories or the strength of our competitors. In addition, new offerings and technologies are inherently risky, due to, among other things, risks associated with the product or technology not performing at all, or not performing as expected, consumer and merchant acceptance, technological outages or failures, applicable legal and regulatory requirements, and failure to meet consumer and merchant expectations. As a result, we could experience increased claims, reputational damage or other adverse effects, any of which could be material. The profile of potential consumers using our new products, solutions and technologies also may not be as attractive as the profile of the consumers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Additionally, we can provide no assurance that we will be able to develop, commercially market and achieve acceptance of any new products, solutions and technologies and we may also fail to accurately predict the demand for, or growth of, such offerings in the future. Finally, our investment of resources, including management attention and talent allocation, to develop new products, solutions and technologies, or make related changes or updates to our network, may either be insufficient or result in expenses or losses of alternative growth opportunities that exceed the revenue actually generated from these new offerings. Our inability to successfully introduce new products, technologies or solutions in our traditional or adjacent categories could limit our future growth and, as a result, have an adverse effect on our business, results of operations, financial condition and future prospects.
Our use and provision of AI-powered solutions could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.
We use AI in many aspects of our business, including integrating AI with products and services such as our customer service chatbot and shopping assistant. We also utilize established ML techniques in real-time fraud detection and prevention, AML and sanctions screening, product personalization and generating marketing materials. In addition, we use ML techniques to enable our real-time underwriting process. There are significant and evolving risks involved in utilizing AI and no assurance can be provided that the usage of such AI tools, solutions and technologies will enhance our network or help our operations become more effective, efficient or profitable. The models underlying our AI technologies may be incorrectly designed or implemented. They may also be trained on, or otherwise use, biased, incomplete, inaccurate or poor-quality data. We may also not have adequate rights to use the data on which our AI-powered tools rely. Such technologies and tools may also be adversely impacted by unforeseen defects, technical challenges, data breaches, cybersecurity threats or material performance issues. Accordingly, our use of AI technologies and tools may inadvertently reduce our effectiveness and efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, standards and values, do not comply with our policies or procedures, harm our brand and reputation, negatively impact consumers or merchants or otherwise interfere with the performance of our business. We could incur liability resulting from the violation of applicable laws and regulations as well as contracts to which we are a party or civil claims. Additionally, if any of our employees, contractors, vendors or service providers input our confidential information while using any third-party AI technology in connection with our business or the products, solutions and services they provide to us, such practice may lead to the inadvertent disclosure of our confidential information, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property rights in, such confidential information or otherwise harm our competitive position, reputation and business.
We have in the past used, are currently using and expect to continue using in the future, generative AI, a relatively new and emerging technology in the early stages of commercial use, in certain aspects of our business, including our customer service chatbot, which could expose us to additional risks. For example, generative AI may create inaccurate, incomplete or misleading output, reflect unintended biases or produce other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable. While we have processes and controls in place designed to mitigate the risks associated with using generative AI, including human involvement in the training and monitoring of our AI tools and the alignment of our AI development policies and procedures with guidelines for secure development practices, if the content, analyses or recommendations that generative AI assists in producing or our products and services are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, our reputation, competitive position and business may be adversely affected and we may incur additional costs, including in the form of damages or fines. For more information on our operational and information and communication technology (“ICT”) and security risk management processes, including with respect to our use and development of AI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Risks.”
To the extent that we do not have sufficient rights to use the data used in, or produced by, the AI tools employed in our business and operations, we may be subject to litigation by the owners of the content or other materials that comprise such data. Further, any content or other output created by us using AI-powered tools may not be subject to copyright protection, which may adversely affect our ability to enforce the intellectual property rights in such content. In addition, the use of AI by other companies has resulted in, and our use of AI may in the future result in, data breaches and cybersecurity incidents that implicate the personal information of users of AI-powered tools. Any of the foregoing could adversely affect our reputation and expose us to legal liability or regulatory risks, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights.
Regulation of AI is rapidly evolving worldwide as legislation and regulators are increasingly focusing on these emerging technologies. The cost to comply with such laws or regulations could be significant and may increase our operating expenses. For example, the European Union’s Artificial Intelligence Act (the “AI Act”), which entered into force on August 1, 2024, establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered limited or low risk. There is a risk that our current or future AI-powered tools, such as our ML-based risk scoring model, may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects.
Further, in the EU and the U.K., we are subject to the EU GDPR and the U.K. GDPR, respectively, which regulate our use of personal data for automated decision-making that results in a legal or similarly significant effect on an individual, and provides rights to individuals in respect of that automated decision-making. Recent case law from the Court of Justice of the European Union has taken an expansive view of the scope of the EU GDPR’s requirements around automated decision-making and introduced uncertainty in the interpretation of these rules. The legal obligations in this area may affect our use of AI (such as our use of generative AI in customer support and ML in fraud prevention and AML/CFT screening) and our ability to provide, improve or commercialize our solutions, products and services may require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our business, results of operations, financial condition and future prospects.
It is possible that new laws and regulations will be adopted in the United States and other jurisdictions, or that existing laws and regulations may be interpreted in ways that could affect our use and provision of AI in our products, services and business generally. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our products, solutions and services in certain geographies to such new requirements, in particular if applicable legal frameworks are inconsistent across jurisdictions. Furthermore, the technologies underlying AI are complex and rapidly developing and, as a result, it is not possible to predict all of the legal, operational or technological risks related to our current or future use of AI.
Further, public and regulatory focus on ethical use and data privacy concerns regarding AI could lead to reputational damage if we fail, or are perceived to fail, to align with societal expectations or regulatory standards relating to the use of AI. Such scrutiny may result in financial or other penalties and may also erode customer trust, which is crucial for our brand and long-term success. Although we have taken, and continue to take, steps designed to mitigate the risks associated with the use of AI in our business, including, among other things, engaging with regulatory bodies, investing in compliance infrastructure and fostering transparent and ethical use of AI in our products, solutions and services, our use of AI may present ethical, reputational, technical, operational, legal, competitive and regulatory risks, any of which could adversely affect our business, financial condition, results of operations and future prospects.
We may be unable to maintain our funding model based on consumer deposits or otherwise maintain, renew or replace our other funding arrangements.
We believe that one of our main competitive advantages is our stable, low-cost and flexible funding base. As a fully licensed bank with an investment grade credit rating, we have the ability to access a variety of forms of funding, including retail deposits, debt or equity securities, credit facilities and asset-backed securities. At the same time, we aim to take a conservative, deposit-based approach to liquidity. For example, in the twelve months ended March 31, 2025, we funded 95% of our lending activities by utilizing consumer deposits, which equaled $10.8 billion as of March 31, 2025.
Notwithstanding our current capital and liquidity positions, we are not insulated from various risks associated with liquidity and funding. These risks may be exacerbated by market volatility, shifts in customer or investor sentiment, regulatory changes or economic downturns, potentially affecting our ability to attract and retain deposits or maintain or obtain other sources of funding. In addition, because we primarily rely on consumer deposits to fund our business and operations, our funding costs are largely dependent on the current market rates that we may be required to pay on such deposits to remain competitive with other interest-bearing or fixed income investment options available in the geographies in which we take deposits. For example, our funding costs in 2024 and 2023 increased by $206 million and $150 million, or 69% and 102%, compared to 2023 and 2022, respectively, driven by higher interest expense on consumer deposits. Our interest expense on consumer deposits was primarily driven by the rising central bank interest rate environment in Europe from 2022 to 2024, as well as by an increase in consumer deposits, which in 2024 increased by $32 million and $1.8 billion, or 0.3% and 24%, compared to 2023 and 2022, respectively, in order to support our GMV growth.
Further, our other existing funding arrangements may not be renewed or replaced. Through our subsidiaries, we issue commercial paper, regulatory capital notes as well as other debt securities, including senior and subordinated notes under our Euro and Swedish Medium Term Note Program, as more fully discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital Resources―Indebtedness.” We also sell loans that are originated through our network in forward flow transactions. If our funding counterparties become constrained or unwilling to offer necessary capital due to, for example, adverse conditions in the capital and credit markets, the general availability of credit, the volume of trading activities, the overall availability of credit toward the financial services industry, our credit rating and credit capacity, as well as the possibility that consumers or lenders may develop a negative perception of our long- or short-term financial prospects, our business, results of operations, financial condition and future prospects could be adversely affected.
In our forward flow agreements, we make numerous representations and warranties concerning the characteristics of the loans we transfer and/or sell (depending on the type of facility), including representations and warranties that the loans meet certain eligibility requirements of those facilities and investors. If those representations and warranties are incorrect, we may be required to repurchase certain of the loans that we sold to third-party investors. Failure to repurchase so-called “ineligible loans” when required could constitute an event of default under our financing agreements and lead to the potential termination of the applicable facility. We can also provide no assurance that we would have adequate cash or other qualifying assets available to make such repurchases. In addition, we utilize securitization structures and forward flow agreements to effectively manage our regulatory capital adequacy requirements by lowering the risk-weighted exposure amounts that we carry on our balance sheet. Consequently, if such arrangements are scaled back, suspended or terminated for any reason, we may be required to raise additional capital, potentially by issuing ordinary shares or equity-linked instruments, to remain in compliance with applicable capital adequacy requirements and such capital may not be available to use on favorable terms or at all.
Disruptions, uncertainty or volatility in capital and credit markets may also limit our access to capital. As a result, we may be forced to delay raising capital, reduce, cancel or postpone interest payments on our other securities, issue capital of different types or under different terms than we would otherwise, or incur a higher cost of capital than in a more stable market environment, each of which could adversely affect our business, results of operations, financial condition and future prospects.
The success of our business depends on our underwriting process and our ability to accurately price consumer credit risk.
We believe that one of our core competitive advantages is our underwriting process, which is based on our access to proprietary data, including third-party data. We provide Pay in Full, Pay Later and Fair Financing payment options to our consumers. Pay in Full instantly settles purchases at the time of the transaction. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. Fair Financing allows consumers to pay for their purchase over a longer duration. We have designed our short-term credit products to serve a wide range of consumers, including those with varying credit histories and borrowing needs. Rather than targeting a specific credit segment, our underwriting processes aim to responsibly provide our credit products across a broad customer base. To that end, we provide a new, real-time underwriting decision for each transaction, leveraging our own records, including Klarna history and purchase behavior of our active Klarna customers. We also leverage merchant data, credit bureau reports and open banking data to understand the financial position of the consumer at that point in time. Our underwriting process is fully automated, making decisions in real time, and is designed to prevent potential fraud and abuse and to ensure compliance with applicable AML and CTF laws and regulations while assessing the consumer’s creditworthiness against our own internal risk appetite.
Numerous factors, many of which can be unexpected or beyond our control, can adversely affect a consumer’s credit risk and therefore our exposure to it. There may be risks that exist, or that develop in the future, including market risks, economic risks, including as a result of rising inflation or unemployment rates or changes in international trade policies, such as imposition of new, or changes to existing, tariffs, taxes and other restrictions on global trade, and other external events, that we have not appropriately anticipated, identified or mitigated, such as risks from inadequate or failed processes, people or systems, natural disasters, and compliance, reputational or legal matters, both as they relate directly to us as well as that relate to third parties with whom we partner, contract or otherwise do business. We may update our risk model for a number of reasons, including as new information becomes available to us, or to reflect our corporate strategy and objectives. For example, in 2019, we strategically decided to expand our operating model into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. As part of that growth strategy, we recalibrated our risk model to reflect our higher risk appetite in those markets, which contributed to a rapid GMV growth and an increase in the number of consumers and merchants on our network but also led to higher credit losses, particularly in those new markets, and net losses on a consolidated basis. In mid-2022, while continuing to enjoy rapid GMV growth, we decided to again adjust our underwriting process to reflect our strategic recalibration to more balanced growth and shift towards profitability. Accordingly, we implemented a risk-based down payment strategy to reduce transaction risk, introduced more stringent debt limit thresholds and higher initial payments on higher-risk purchases, adopted a credit bureau-based derogatory remark policy as part of our underwriting standards and accelerated the placement of overdue accounts with debt collection agencies. These changes, together with our improved underwriting capabilities as we scaled and matured our operations in the United States, led to a decrease in our net credit losses as a percentage of GMV in that market from approximately 3.6% in 2021 to approximately 1% in 2024, all while our GMV grew by approximately 15% over the same period.
There can be no assurance, however, that similar changes to our risk model and, by extension, our underwriting process, will similarly lead to outcomes that align with our expectations and objectives. In addition, changes to our risk model may be ineffective and the performance of our risk model may decline. If our risk model does not effectively and accurately predict the credit risk of potential loans facilitated through our network, greater than expected losses may result on such loans and, as a result, our business, results of operations, financial condition and future prospects could be adversely affected.
In addition, if the risk model we use contains errors or is otherwise ineffective, our reputation and relationships with customers, partners, including originating bank partners, and other funding sources could be harmed, we may be subject to liability and our ability to access our funding sources may be inhibited. Our ability to attract consumers to our network and to build trust in our network and products and solutions depends on effectively evaluating consumer credit profiles and likelihood of consumer default. If any of the credit risk or fraud models we use contain programming or other errors or are ineffective or the data provided by consumers or third parties is incorrect or stale, or if we are unable to obtain accurate data from consumers or third parties (such as credit reporting agencies), the loan pricing and approval process through our network could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.
Additionally, if we make errors in the development, validation or implementation of any of the models or tools used to underwrite loans that we subsequently securitize or sell to investors, those investors may experience higher delinquencies and losses. We may also be subject to liability to those investors if we misrepresented the characteristics of the loans sold because of those errors. Consequently, errors in our models or tools or an inability to effectively forecast loss rates could inhibit our ability to enter into forward flow loan sale arrangements or securitization transactions, otherwise sell loans to investors or utilize our funding arrangements, which could adversely affect our business, results of operations, financial condition and future prospects.
We may fail to grow our advertising revenue.
We have built advertising solutions based on the relationship we maintain with our consumers and merchants and the data they entrust to us. While we target additional growth in our advertising revenue over time as we improve our ability to match consumers and merchants on our network and continue to grow and scale our advertising revenue model, there is no assurance that such model will continue to be successful or that we will generate increasing advertising revenue. In addition, the pace of expansion of our advertising offerings may fluctuate, slow down or stop entirely. To increase our advertising revenue, we must attract new advertising partners or encourage existing partners to maintain or increase their advertising spend on our network. To do this, we must further penetrate our existing verticals, channels and geographies as well as increase the number of verticals, channels and geographies where we offer digital advertising, attract new merchants and expand our relationships with existing merchants, and acquire new consumers and increase the engagement of existing ones, all while increasing the breadth and functionality of our digital advertising products to create more value for our merchants and advertising partners. This includes new advertising formats, new measurement tools, increased brand awareness and other capabilities to deliver attractive return on investment to merchants.
Further, expenditures by merchants tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions have affected in the past, and may in the future affect, the demand for advertising and cause brands to reduce the amounts they spend on advertising. For example, during times of economic uncertainty we have observed, and may observe in the future, reduced demand for advertising from brands that are exercising caution with their spending budgets and either slowing or reducing their campaigns due to, among other things, macroeconomic uncertainty, including from inflation, rising interest or unemployment rates, tariffs, taxes and other restrictions on global trade, global supply chain disruptions, labor shortages, including shortages resulting from changes in immigration policies or enforcement practices or global migration patterns, geopolitical events, including the war in Ukraine and the Middle East, and reduced consumer confidence. In addition, our brand partners’ sales generated from digital marketing campaigns on Klarna may fail to meet their expectations, which in turn may result in reductions in future brand partner digital marketing spend on our network and related decreases in our advertising and other revenue in future periods.
Our advertising solutions compete with a number of products offered by various companies active in the advertising industry, including large and established internet and technology companies, such as Amazon, or large retail corporations, such as Walmart. With the introduction of new technologies and the influx of new entrants to the advertising market, we expect competition to persist and intensify in the future. Some of our existing competitors, in addition to having larger financial or operational resources or longer operating history in the advertising industry, could also leverage their market position to make changes to their web browsers, mobile operating systems, platforms, exchanges, networks or other solutions or services, any of which could make it more difficult for our solutions to effectively compete with the products offered by such companies.
Changes to our advertising policies and data privacy and cybersecurity practices, as well as our contractual obligations and applicable laws, legislation or regulations, or the regulatory enforcement thereof, may adversely affect the advertising solutions that we are able to provide to our merchants. For example, we have in the past, and may in the future, be subject to regulatory enforcement action due to breaches of marketing or financial promotions rules. In addition, actions by operating system network providers or application stores such as Apple or Google may affect our offerings or services, including how we collect, use, share and otherwise process data from end-user devices in connection with our advertising offerings. For example, Apple implemented a requirement for applications using iOS, its mobile operating system, to affirmatively (on an opt-in basis) obtain an end user’s permission to track user activity across apps or websites or access users’ device advertising identifiers for advertising and advertising measurement purposes, as well as other restrictions. In addition, in February 2022, Google announced its Privacy Sandbox initiative for Android, a multiyear effort expected to restrict tracking activity and limit advertisers’ ability to collect app and user data across Android devices, which Google began rolling out in early 2024.
Our ability to achieve, sustain or increase profitability depends in part on our advertising revenue. If we are unable or choose not to expand our advertising markets, verticals, channels and geographies, develop or pursue innovative advertising offerings or expand our relationships with current or new advertising partners, merchants and consumers, we may not be able to maintain or grow our digital advertising revenue. Any failure to maintain or grow our advertising revenue could in turn harm our business, results of operations, financial condition and future prospects.

If loans facilitated through our network do not perform, or significantly underperform, we may incur credit losses.
Our consumers can use a number of payment methods to purchase products and services through our network both online and offline. Our Pay Later and Fair Financing payment methods involve extending consumer credit. As of March 31, 2025, our total lending credit exposure amounted to $10.4 billion, with $8.1 billion in consumer receivables.
If the loans facilitated through our network do not perform as expected, we may be required to increase our provisions for credit losses, which would negatively impact our profitability and financial condition. This risk varies depending on our different lending products. For example, Fair Financing loans are longer in duration than our other products and have higher take rates but also lead to higher consumer credit losses. In addition, our credit losses may also vary depending on the maturity of our credit underwriting in a given market. For example, in the past we experienced higher credit losses in new geographies in the first several years following our entry into such geography. As a result, if we decide to expand into new markets, our credit losses may similarly increase. In addition, there can be no assurance that our credit loss rates in the geographies in which we currently operate will not increase in the future. Any significant increase in credit losses or underperformance of our loans could erode the confidence in the soundness of our underwriting model and our business generally, potentially leading to increased borrowing costs or reduced access to capital, any of which could have an adverse effect on our business, results of operations, financial condition and future prospects.
Our collection efforts on loans may be ineffective or unsuccessful.
The financial and operational performance of our loan portfolio depends on our ability to effectively manage and collect on our loans. In order to manage our credit risk, we seek to limit the concentration of nonperforming loans and large single exposures in the consumer credit portfolio. This, together with the dispersion of millions of consumers across multiple countries and continents and low AOV, makes our consumer loan portfolio diversified.
At the same time, our collection efforts on loans that we have extended may be ineffective or unsuccessful for a number of reasons, some of which may be beyond our control, including adverse changes in economic conditions, increased unemployment or inflation levels, interest rates, declines in property values, changes in consumer behavior, personal developments such as unemployment, change of marital status, death, illness or personal bankruptcy, and legislative or regulatory interventions that restrict our collection methods. Such ineffectiveness in collections could lead to higher than anticipated loan losses and provisions for credit losses, adversely affecting our financial condition and results of operations.
Moreover, our reputation may suffer if our collection practices are perceived as inadequate or overly aggressive, potentially leading to increased regulatory scrutiny and legal challenges. The uncertain economic outlook in many of our geographies, including fluctuations in unemployment or inflation rates, consumer confidence and property values, adds to the challenges in predicting the effectiveness of our loan collection efforts. A sustained period of economic downturn or a significant market event could exacerbate the difficulties in collecting loans, leading to increased credit losses. Legislative or regulatory changes could further limit our flexibility in managing delinquencies and collections, imposing additional operational and financial burdens on our institution. Any significant underperformance in our collection activities could materially impact our loan portfolio’s performance, leading to increased provisions for credit losses, which could adversely affect our business, results of operations, financial condition and future prospects.
Loans facilitated through our network are not secured, guaranteed, insured or backed by any governmental authority.
Consumer credit products that we offer are not secured by any collateral, nor are they guaranteed or insured by any third party nor backed by any governmental authority in any way. Consequently, the financial risk associated with these loans is higher than compared to some other types of loans that benefit from some or all of these features, for example, mortgages. If our consumers neglect their payment obligations on loans facilitated through our network or choose not to repay their outstanding loan obligations entirely, our business, results of operations, financial condition and future prospects could be adversely affected.
We may fail to successfully implement, maintain and improve our risk management policies, procedures and methods.
Our operations and financial stability are significantly affected by a wide array of risks, including, but not limited to, economic and market conditions, credit risks, operational risks, funding and liquidity risks, reliance on third parties and exposure to interest rate and currency risks. As a result, the management of risk is an integral part of our activities. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, they may not be fully effective, if at all, in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to properly identify or timely anticipate. The broader economic and market conditions in the markets we serve play a significant role in our operations. Factors such as consumer and business confidence, fiscal policies, unemployment levels, inflation, interest rates, international trade policies and the state of credit markets directly impact our financial performance. Additionally, geopolitical tensions, such as the war in Ukraine and in the Middle East, public health crises, such as the COVID-19 pandemic, or changes in immigration policies or migration patterns may introduce additional uncertainties that can affect the global economy and, consequently, our operations.
Credit risk, including the potential for consumer default and associated credit losses, poses one of the most significant threats to our financial stability. Our reliance on a complex, ML-powered underwriting process carries the risk of inaccuracies in predicting future impairments and credit losses, especially in our less mature markets. Operational risks related to our IT systems, data privacy and cybersecurity, and the dependency on key personnel, are inherent in our business model. The digital nature of financial services and our reliance on sophisticated technology infrastructure expose us to system failures, data breaches and other cybersecurity incidents. Our ability to fund operations and meet obligations as they fall due is critical to our liquidity and overall financial health. Risks associated with funding, access to capital markets, cost of funding and statutory liquidity requirements can materially affect our financial position. Our reliance on third parties for critical business systems and consumer services introduces operational risk. Failures by these partners to perform in accordance with our policies, terms of service, other procedures and standards, compliance failures or various types of fraud could disrupt our operations, damage our reputation and result in regulatory penalties. Moreover, our exposure to interest rate and currency risks arises from mismatches in the interest rates of our assets and liabilities and our operations in various currencies, which could significantly impact our financial position.
The effective management of these various risks across our global operations and various products, services and solutions is critical to our continued growth and long-term success. Failure to adequately implement, maintain and improve our risk management policies and procedures, including our credit risk management system, could adversely affect our business, results of operations, financial condition and future prospects.
Our results depend on prominent presentation, integration and support of our network by our merchants.
We are dependent on the depth of integration, presentation and active support of our network by our merchants. Our network is designed to be embedded into the online and physical retail environments of our merchants. Our contractual arrangements with merchants specify the nature and scope of presentation of our network at the merchant’s online or offline locations, including at checkout. Consequently, our success depends on our ability to both negotiate and enter into agreements with our merchants providing for prominent presentation, integration and support of our network, in particular as compared to other available payment methods accepted by such merchants, as well as to successfully monitor and ensure compliance with such arrangements with our merchants. Our inability to negotiate and enter into satisfactory agreements providing for such presentation, integration and support of our network, or any failure by our merchants to effectively present, integrate and support our network in compliance with their contractual obligations with us, could adversely affect our business, results of operations, financial condition and future prospects.
If our merchants fail to fulfill their obligations to consumers or comply with applicable laws and regulations, we may incur additional costs.
Our business model is intricately linked with the performance of our merchants and their success at growing, retaining and monetizing their customer bases through our network. Our success and reputation are similarly dependent on our merchants’ ability to fulfill their obligations to consumers, including the timely delivery of goods and services, the quality of these goods and services and compliance with applicable consumer agreements, terms of use, policies and consumer protection and other laws and regulations.
Failure of our merchants to fulfill their obligations to consumers, including as a result of any financial distress, bankruptcy, reorganization, receivership or similar proceedings, or their failure to comply with applicable laws and regulations, could lead to consumer dissatisfaction, disputes and chargebacks. Under our Buyers Protection Policy, we offer refunds to our consumers in a wide range of situations, including when the goods they purchased using our network were never received or were damaged, misrepresented, counterfeit or otherwise deficient. In addition, consumers may bring claims and defenses against us directly or our originating bank partners under the Holder Rule or equivalent state laws. The Holder Rule requires the inclusion of a specific notice in consumer credit contracts evidencing debts arising from purchase money loan transactions. The notice provides that the holder of the consumer credit contract is subject to all claims and defenses which the debtor could assert against the seller of goods or services obtained with the proceeds of the consumer credit contract. In those cases, we may decide that it is beneficial to remediate the situation, either through assisting the consumers to get a refund, working with our originating bank partner to modify the terms of the loan or reducing the amount due, making a payment to the consumer, or otherwise. In addition, consumers can bring private false-advertising lawsuits, including class actions, against us, our merchants or advertising partners for any material misrepresentations and/or deceptive or unsubstantiated claims (among other similar causes of action) in promotional materials or other advertising presented on our network. Such events could result in increased operational costs for us, including costs associated with handling disputes, issuing refunds and managing chargebacks. Moreover, non-compliance with applicable laws and regulations by our merchants could lead to regulatory investigations, sanctions and reputational damage, affecting our brand and reputation and potentially leading to a loss of consumer trust and merchants.
We continually monitor our merchants to ensure compliance with their obligations to consumers and applicable laws and regulations. However, despite such efforts, there can be no assurance that all our merchants fulfill their obligations or remain compliant with all relevant laws and regulations. The failure of a significant number of our merchants to meet their obligations or comply with laws could materially and adversely affect our business, results of operations, financial condition and future prospects.
We rely on third parties and their systems for a variety of services, and these third parties’ failure to perform these services adequately could materially and adversely affect our business.
We utilize numerous third-party service providers in our operations, including card networks, banks, PSPs, affiliate networks, credit bureaus, advertising partners, back-office and business process support, IT production and support, internet connections, network access and cloud computing. For example, we use Amazon Web Services (“AWS”) as our primary third-party cloud infrastructure provider. We also partner with Visa in issuing the Klarna card in select markets and with WebBank in offering our Fair Financing products in the United States. A failure by a third-party service provider could prevent us from providing contractual services to our consumers and merchants in a timely manner. Additionally, if a third-party service provider is unable to provide certain services, we may incur significant costs to either internalize some or all of such services or to find a suitable alternative. Importantly, certain third-party service providers, including Visa and AWS, are the sole source or one of a limited number of sources of the services they provide for us. We are currently in advanced stages of establishing business relationships with a second bank partner in the United States, through which we expect to offer our Fair Financing products in that market, and with a second payment network, on which we plan to issue the Klarna card in select markets. We expect that, as a result of these negotiations, we will enter into a binding agreement with the relevant partner in the first quarter and second half of 2025, respectively. There can be no assurance, however, that these arrangements will be finalized on such timelines, if at all. Even if such alternative arrangements are successfully established, it could still be difficult and disruptive for us to replace certain third-party vendors in a timely manner if they became unwilling or unable to provide us with these services in the future (as a result of their financial or business conditions or otherwise), and our business, results of operations, financial condition and future prospects could be adversely affected.
The inability of our counterparties to meet their financial obligations or our inability to fully enforce our rights against our counterparties could adversely affect our results.
In our business operations, we engage with a variety of counterparties, including financial institutions, such as our bank partners, including originating bank partners, merchants and PSPs that are integral to the seamless operation of our network. The financial health and operational reliability of these entities are critical to us since their failure to meet their financial obligations towards us or our customers could lead to financial losses. In particular, financial institutions and other participants in the payments ecosystem are closely interrelated as a result of credit, trading, clearing, technology and other relationships. Consequently, any significant adverse development (such as adverse regulatory changes or proceedings, insolvency, bankruptcy or default) with respect to one of our counterparties may negatively affect other participants in the market, including us and our other counterparties, thereby increasing the likelihood and volume of our potential financial losses. Furthermore, our ability to enforce rights against these counterparties in cases of noncompliance or disputes is influenced by legal and regulatory frameworks. These frameworks vary across jurisdictions and are subject to change, making our recovery prospects uncertain. The process of enforcing our contractual rights against our counterparties can be both time-consuming and costly, and there is no guarantee of a favorable outcome. It may also attract public and regulatory scrutiny, potentially affecting our reputation. Economic downturns, including as a result of rising interest or unemployment rates, market volatility, including as a result of changes in international trade agreements, practices or policies, geopolitical tensions and regulatory changes within the financial sector heighten the risk of counterparty failures. These conditions can affect the creditworthiness and liquidity of our counterparties, thereby increasing the likelihood of our financial losses.
To support our network and operations, we partner with banks in different geographies. Our arrangements with them may be terminated and we may be unable to replace the commitments of our partner banks.
To support our network and operations, including offering certain products and solutions in some jurisdictions, we have arrangements in place with partner banks in different geographies. Such arrangements are generally for two primary reasons: to expand our credit offerings into jurisdictions in which we currently do not have necessary Authorizations and to support our deposit-taking activities. For example, we partner with WebBank to offer our Fair Financing products in the United States. Under our agreement with WebBank, WebBank originates such consumer loans, which we then purchase and service. We pay WebBank a volume-based and fixed fee under our agreement. In Germany, we have outsourced administration of a portion of our retail deposits to a local partner bank for a volume-based fee. In Sweden, we have an agreement with Avanza Bank Holding AB (“Avanza”), through which we raised retail deposits via their platform until January 2025 and paid Avanza a fee based on the volume of the deposits raised. In January 2025, we ceased collecting new deposits through Avanza as part of our decision to prioritize raising deposits directly through our platform.

Our agreements with partner banks are generally renegotiated every three years. However, they may be terminated early or not be renewed on terms favorable to us or at all. Our agreements with partner banks do not prohibit them from working with our competitors, and they could decide to enter into an exclusive or more favorable relationship with one or more of our competitors. They could also offer solutions competing with ours. For example, WebBank currently offers loan programs through other competing networks. In addition, our partner banks may not perform as expected under our agreements. We could in the future have disagreements or disputes with our partner banks, which could negatively impact or threaten our relationship with such banks or other banks with whom we may seek to partner.
Our partner banks are subject to oversight and supervision by regulatory bodies in various jurisdictions and must comply with applicable rules and regulations and examination requirements. Certain of our partner banks have in the past been, and may in the future be, subject to adverse regulatory orders. While such orders were unrelated to, and had no impact on, our relationship with such banks, including any consumer credit products originated through our network, any future adverse orders or regulatory enforcement actions, even if unrelated to Klarna, could impose restrictions on, or prohibit or otherwise make it infeasible for our partner banks to continue to support, our network and operations.
If our existing arrangements with partner banks were limited, suspended or terminated, if any of our partner banks ceased operations, or if our relationship with them were to otherwise terminate for any reason (including, but not limited to, due to its failure to comply with regulatory orders or other actions), we would need to implement a substantially similar arrangement with another bank, obtain additional licenses or limit our operations. If we need to enter into alternative arrangements with a different bank to replace our existing arrangements, we may not be able to negotiate a comparable alternative arrangement in a timely manner or at all. For example, if we are unable to enter into an alternative arrangement with different banks to replace or supplement our existing relationship with WebBank, we would potentially need to obtain additional state licenses to enable us to offer our Fair Financing products, as well as comply with other state and federal laws, which could be costly and time-consuming. There can be no assurances that any such licenses could be obtained in a timely manner or at all. In the event that our existing relationships with our partner banks were terminated and we were not able to replace them with another partner bank in a timely manner, on comparable or more favorable terms, or at all, our business, results of operations, financial condition and future prospects could be adversely affected.
Our results may fluctuate significantly, due to, among others, strong seasonality trends, strategic transactions and other corporate actions, and may not fully reflect the underlying performance of our business.
Our financial performance may fluctuate from period to period due to a number of factors, including seasonality trends. For example, our results of operations are subject to variability based on seasonal shopping patterns, exemplified by increased GMV and related revenue during holiday seasons, such as Black Friday in late November and Christmas in late December, followed by periods of reduced activity. Similarly, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with such increased holiday purchasing, which may lead to seasonal increases in our advertising revenue. In addition, other seasonal trends may develop, existing seasonal trends may become more extreme and the existing seasonality and consumer and merchant behavior that we experience may change or become more significant, which would contribute to fluctuations in our results of operations. Our financial performance may also vary, or appear to vary, as a result of strategic transactions and other corporate actions. For example, on October 1, 2024, we completed the divestment of KCO, our online checkout solution, to a consortium of investors. As a result of this disposition, our revenue and growth figures for the year ending December 31, 2025, or any period thereof, may appear lower on a comparative basis as a result of this disposition. Accordingly, our results may fluctuate significantly and our results in any given fiscal period may not fully reflect the underlying performance of our business or be indicative of the results we may achieve in any other fiscal period.

Changes in market and general economic conditions could adversely affect the financial performance of our merchants and decrease the demand for our solutions, products and services.
The performance of our business is significantly influenced by general economic conditions in the geographies where we operate. A downturn in the general economic environment or a slower pace of economic growth, including as a result of changes in international trade policies, multilateral trade agreements or imposition of new tariffs, taxes and other restrictions on global trade, or changes to immigration policies or migration patterns, can lead to decreased consumer spending and adversely affect the financial condition of our merchants. Factors such as changes in consumer trends, levels of consumption, demographic patterns, consumer preferences and financial conditions all reflect the broader macroeconomic climate in our geographies. Since our network relies heavily on consumer engagement and transactions and the willingness of merchants to offer consumers the option to use our financing products to pay for their products and services, any decrease in consumer confidence, willingness to spend or a general deterioration in the macroeconomic environment could lead to a decline in demand for our solutions, products and services. This could, in turn, negatively impact our business, results of operations, financial condition and future prospects.
Further, high levels of unemployment, inflation and changes in interest rates in our markets could reduce consumers’ disposable income and willingness to spend, affecting the utilization of our network. Such economic factors could also influence the ability and willingness of consumers to repay their loans provided by us, potentially leading to higher credit losses and adversely affecting our financial condition and results of operations.
Our ability to generate revenue, in particular merchant and advertising revenue, depends on sales of products and services by our merchants utilizing our network. Our merchants’ sales may decrease or fail to increase as a result of factors outside of their or our control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular merchant, industry, vertical or geography. Our merchants may face sharp and rapid decreases in their sales, including because of changes to international trade policies, supply chain disruption, including inventory shortages, and other adverse effects of macroeconomic conditions, which may force them to limit, suspend or terminate their use of our network. We may not be successful in attracting new merchants to offset any such losses, particularly amid adverse macroeconomic conditions, which could negatively impact our business, results of operations, financial condition and future prospects.
Any acquisition, partnership, joint venture, disposition or other strategic transaction that we make or enter into could disrupt and harm our business.
We have in the past engaged, and may in the future engage, in acquisitions, partnerships, joint ventures, dispositions or other strategic transactions for various reasons, including in an effort to enhance our network’s technological capabilities, expand our product and service offerings, enter new geographies or simplify or optimize our operations. These strategic moves introduce significant risks, each of which could adversely impact our business, results of operations, financial condition and future prospects. For example, the process of integrating acquired companies and technologies or entering into partnerships requires substantial financial investment and management attention, diverting resources from our existing operations as well as other growth opportunities and strategic initiatives. Such endeavors may prove more challenging and costly than anticipated, potentially leading to inefficiencies and disruptions. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction for a number of potential reasons. Integration of new systems and business processes may also expose us to potential data breaches and other cybersecurity incidents. Failure to maintain data integrity and security during and after the integration could damage our brand and reputation, erode consumer trust and result in significant financial liabilities. Additionally, combining different corporate cultures and aligning management practices pose challenges that can impact employee retention and undermine the anticipated synergies of such strategic moves. Moreover, these strategic initiatives can significantly affect our liquidity and capital structure due to the substantial upfront costs and possible assumption of debt. In connection with any such transaction, we may issue additional equity securities that would dilute our shareholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or otherwise incur large charges or substantial liabilities. In addition, we may also experience financial impairments related to goodwill and acquired intangible assets or become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.
Furthermore, we may be unable to complete a proposed transaction if we or our shareholders are unable to obtain required regulatory approvals in the various jurisdictions in which we or a potential acquisition target or acquirer operate. Even if we and our shareholders (where applicable) are able to obtain a required regulatory approval, such approval could be subject to various conditions, which could prevent us from competing for certain customers or in certain lines of business. In addition, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, judicial or administrative proceedings or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies, and financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other litigation or regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. Finally, we have made in the past, and may in the future make, minority investments in other companies, mostly in start-up companies or companies in their early stages of development. Such investments entail inherently greater risks than investments in more established businesses and may prove to be unsuccessful or not yield anticipated returns or any returns at all. If such investments are not successful, we may be required to write down all or a portion of our equity investments in such companies, which would result in financial losses.
Our success in these ventures may also rely on the performance and cooperation of third parties, whose interests may not always align with ours. Disagreements or performance issues can adversely affect the acquisition, joint venture, partnership or disposition outcomes. Given these considerations, there is no guarantee that any future acquisition, partnership, joint venture, disposition or similar strategic transaction will yield the expected benefits or enhance our competitive position. Failure to manage these risks effectively could negatively impact our business, results of operations, financial condition and future prospects.
Our expansion efforts may not be successful or may subject us to increased risks.
We have in the past expanded, and may in the future expand, our network by entering into new geographies. We may also expand our operations in the jurisdictions in which we currently operate by offering additional products and services. We may not be successful in our expansion efforts and our products and services may not experience the same market adoption in such jurisdictions as we have enjoyed in Sweden and our other more mature markets. Our expansion efforts could also materially alter our product, merchant and market geographical mix, which, in turn, could impact our operating results, including because of structural differences in each market, including regulatory environment, consumer spending behaviors, take rates, consumer credit profiles, the maturity of our credit underwriting process and varying processing costs.
Entering into new markets and geographies, or expanding our offerings in existing markets, increases our exposure to regulatory and compliance risks, potentially requiring further investments or expenditures to ensure compliance with applicable legal and regulatory requirements and standards, which could increase our operational costs and negatively affect our operations. In particular, any new geographies that we may enter in the future may have a distinct regulatory regime, including with respect to lending, licensing, digital advertising, consumer protection, data privacy and AML/CFT. While we have established policies and processes to ensure that our planned operations in new geographies, or introduction of additional products and services in our existing ones, comply with applicable legal and regulatory requirements, including by consulting with external legal counsel and with local authorities when warranted, any failure or delay to comply with such laws and regulations can lead to penalties, suspension of operations, legal challenges, regulatory scrutiny and reputational damage.
International expansion also brings additional distinct operational complexities. Efficiently managing operations across various time zones, regulatory regimes, languages and cultural norms requires significant investments in technology, human capital and building strong local partnerships. In addition, the financial services industry in many geographies is characterized by intense competition from both local players deeply entrenched in their markets and other global entities seeking to expand their presence into such markets. Local competitors often possess a nuanced understanding of local consumer behavior, regulatory requirements and market dynamics, potentially limiting our ability to capture or expand our market share in such geographies. Failure to effectively navigate these complexities could obstruct our expansion efforts and long-term success and adversely affect our business, results of operations, financial condition and future prospects.
Interest rate volatility and other interest rate changes, or discontinuation of interest rate benchmarks, may adversely affect us.
We are subject to risks associated with fluctuations in market interest rates, yield curves and spreads. Any changes in prevailing interest rates may lead to mismatches in the pricing of our variable rate assets and liabilities, in particular consumer deposits. At the same time, in order to remain competitive, we need to offer attractive interest rates on our deposits and, to a lesser extent, on our financing products reflective of the broader market. This is particularly important in geographies where consumers are offered multiple alternatives to our deposits and payment options. Any such changes in the interest rates that we offer may adversely affect our financial condition and results of operations. For example, we generated interest income of $675 million, $508 million and $436 million in 2024, 2023 and 2022, respectively, while incurring interest expense of $421 million, $268 million and $136 million, respectively, mostly due to the increase in the European Central Bank’s deposit rate over that period.
Any increase in market interest rates may also increase the cost of our other funding sources, including any variable rate debt securities that are currently outstanding or that we may issue in the future. Increased interest rates may also adversely impact the spending levels of consumers and their ability and willingness to borrow money, any of which could impact our consumers’ willingness and ability to use our network and utilize our solutions, products and services. Higher interest rates often lead to higher payment obligations, which may reduce the ability of consumers to remain current on their obligations and, therefore, lead to increased delinquencies, defaults, consumer bankruptcies and charge-offs, and decreasing recoveries, any of which could have an adverse effect on our business.
We have implemented and maintain an interest rate hedging program designed to reduce our exposure to changes in prevailing interest rates. However, there can be no assurance that the program will be successful in eliminating all or some interest rate risks discussed above. If we fail to effectively manage this risk amidst competitive pressures and changing economic conditions, our business, results of operations, financial condition and future prospects could be adversely affected.
In addition, borrowings under certain of our funding arrangements, including under medium-term note programs, bear an interest rate calculated by reference to certain benchmarks, including the Stockholm Interbank Offered Rate (“STIBOR”) and the Secured Overnight Financing Rate (“SOFR”). The discontinuation, reform or replacement of STIBOR, SOFR or any other benchmark that we may use in our funding arrangements could result in interest rate increases on our funding arrangements, which could adversely affect our cash flows and operating results.
We are exposed to exchange rate fluctuations in the international markets in which we operate.
We operate in multiple international markets, including in Europe, North America and Australia, and conduct and process transactions in various currencies such as SEK, EUR, USD, GBP, NOK and DKK. As a result, we are subject to exchange rate fluctuations that can impact our financial performance and position.

First, our revenues generated in foreign currencies need to be converted to the U.S. dollar, our presentation currency. Significant fluctuations in exchange rates can result in substantial variations in the U.S. dollar value of these revenues, even if the actual value in the original currency remains unchanged. This introduces volatility into our financial results and may lead to increased fluctuations in our reported financial performance. Second, our operating expenses, which are incurred in various currencies, may not always be perfectly matched with our revenues in those currencies. This misalignment can lead to exchange rate risk, where a depreciation of the revenue currency relative to the expense currency could negatively impact our profitability. Furthermore, our financial assets and liabilities denominated in foreign currencies are subject to revaluation, which can affect our balance sheet. For instance, monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rate at the end of the reporting period. Any significant changes in exchange rates can thus impact our net financial position. Our exposure to exchange rate fluctuations also arises from our lending operations in foreign currencies, which have been increasing as we expand our global presence. This expansion accentuates our currency risk, as we generate revenues and incur costs in an increasing number of currencies.
To manage these risks, we have in the past utilized, and may in the future utilize, financial derivatives or currency hedging transactions. However, such measures may not fully, if at all, mitigate the impact of exchange rate fluctuations and may introduce additional costs or counterparty risks. Furthermore, market conditions or regulatory restrictions in certain jurisdictions may limit our ability to effectively hedge our currency exposures, thereby increasing the potential impact of exchange rate volatility on our financial performance.
We may fail to accurately detect and prevent fraud.
We are subject to the risk of fraudulent activity relating to the use of our network and our relationships with customers, bank partners, PSPs and other third parties handling consumer information. Our network is available in multiple markets and processes a large number of transactions involving millions of customers every day. To support the operation of our network, we have built an underwriting process that utilizes ML-based credit models to make credit decisions in a matter of seconds. The highly automated nature of our network as well as the speed at which transactions facilitated through it take place and the volume of such transactions make our network an attractive target for illegal or improper uses, including fraudulent transactions involving identity theft, stolen or fabricated credit card or account numbers, or other deceptive or malicious practices, all of which are becoming increasingly sophisticated. We have in the past incurred, and may in the future incur, losses from various types of fraud. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent some or all instances of fraud. We are obligated to repurchase the loans facilitated through our network in certain cases, including in the case of identity theft. The level of fraud-related charge-offs on the loans facilitated through our network could be adversely affected if fraudulent activity were to significantly increase.
We bear the risk of consumer fraud in a transaction involving us, a consumer and a merchant, and we generally have no recourse to the merchant to collect the amount owed by the consumer. In addition, if a transaction is made from a customer’s account at Klarna Bank as a result of fraudulent activity, Klarna Bank may be obligated to reimburse the customer for any loss of funds. Significant amounts of fraudulent transactions, cancellations or chargebacks could adversely affect our business or financial condition. We are also exposed to potential merchant fraud, including resulting from sales of counterfeited, damaged or otherwise deficient goods and services through our network. High-profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory proceedings or investigations, negative publicity and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition and future prospects. Although we have implemented measures to detect and reduce the occurrence of fraudulent activities, including as part of our underwriting model and our merchant onboarding procedures, prevent bad customer experiences and increase customer satisfaction, there can be no assurance that these measures will be effective. Any additional measures to address fraud that we may implement in the future may prove ineffective or could negatively affect the attractiveness of our network to consumers, harming our ability to attract new customers or continue to engage current customers, cause reputational damage or decrease our brand value or customer trust.
Our business relies on the proper functioning of IT systems and networks, particularly at scale. Any failure of these systems or networks, including actual or perceived software errors, failures, bugs, defects or outages, could disrupt our business and impair our ability to effectively provide our services and products to consumers and merchants.
Our success, continuous growth and operational efficiency depend on the reliability, security and performance of our IT systems and networks. These systems and networks are necessary for us to process a large number of complex payment transactions across different geographies and products in a timely and efficient manner while maintaining high processing speeds, accurately evaluating credit risks and applying our underwriting standards, implementing protective measures against fraud and delivering high-quality customer service.
Our business model, which integrates complex AI-powered algorithms for real-time decision-making and relies on the secure handling of large amounts of data, makes us susceptible to risks associated with technological failures. Such failures could stem from internal software errors or bugs, natural catastrophes, conversion errors due to system upgrades, data breaches or other cybersecurity incidents, loss or corruption of data, hardware malfunctions, or external threats, including sophisticated cyberattacks aimed at disrupting operations or cybersecurity, as well as the failure of systems or networks of third parties upon which we rely for certain technology solutions and services, such as credit and debit card transaction authorization providers, national financial system network infrastructure providers, customer relationship management services, back-office and business process support, IT production and support, internet and telephone connections providers, network access providers, data center infrastructure services and cloud storage and computing services.
In addition, we source certain information from third parties. For example, our ML-powered underwriting process incorporates certain information from third parties, including credit bureaus and consumer reporting agencies. In the event that any third party from which we source information experiences a service disruption, whether as a result of maintenance, natural disasters, terrorism or security breaches, whether accidental or willful, or other factors, the ability to evaluate loan applications through our network may be adversely impacted.
Any failure, attempted or successful data breach or other cybersecurity incident or significant disruption in our IT infrastructure, or those of our third-party service providers, could lead to transaction delays, compromised cybersecurity, inability to access critical services, and a failure to comply with the applicable laws, regulations and standards governing financial transactions and cybersecurity. The consequences of such disruptions could be severe, resulting in financial losses, loss of consumer trust, regulatory fines, monetary damages or other penalties or fines, including revocation or suspension of regulatory licenses or other Authorizations, as well as a tarnished reputation among customers, partners and other third parties, any of which could adversely affect our business, results of operations, financial condition and future prospects.
We depend on cloud computing networks, data centers operated by third parties and third-party internet hosting providers. Any disruption to the operation of these facilities or networks or access to the internet would adversely affect our network.
Our operations depend significantly on cloud computing networks, third-party data center hosting facilities and third-party internet hosting providers. These networks and external facilities are crucial for storing, managing and processing the large amounts of data essential for our operations, covering customer transactions, data analytics and the delivery of our products and services, including our advertising solutions, via continuous and uninterrupted access to the internet. The satisfactory performance, reliability and availability of our technology and our underlying network and infrastructure are critical to our operations and reputation and the ability of our network to attract new and retain existing merchants and consumers.
Disruptions in the services provided by these third parties could arise from various causes, including physical damage caused by natural disasters, data breaches and other cybersecurity incidents, viruses, human or software errors, fraud, spikes in customer usage or operational failures. Such disruptions might impede our ability to process transactions, manage data or conduct our business operations effectively and without delays or interruptions. If our arrangement with a vendor is terminated, including because of service disruptions, or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our network. We also may experience increased costs and difficulties in replacing that vendor and replacement services may not be available on commercially reasonable terms, on a timely basis or at all.
Our third-party cloud computing networks, data center hosting facilities and internet hosting providers are ultimately responsible for maintaining their own network security and disaster recovery and system management procedures, and such third parties do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. In particular, we do not control the operation of third-party data center hosting facilities, and such facilities are vulnerable to damage or interruption from human error, intentional bad acts, power loss, hardware failures, telecommunications failures, improper operation, unauthorized entry, data loss, power loss, data breaches and other cybersecurity incidents, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes and natural disasters or similar catastrophic events. Cloud computing is particularly dependent upon reliable access to electricity and an internet connection in order to retrieve data. If a natural disaster, blackout or other unforeseen event were to occur that disrupted the electrical grid or the ability to obtain an internet connection, we may experience a slowdown, delay or other disruption in our operations. While we have business continuity and disaster recovery plans in place, such preparations may be inadequate and may not effectively allow us to continue operating in the event of any problems with respect to our systems and networks or those of our third-party facilities. Further, our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. Additionally, the various insurance coverages that we maintain may not be sufficient to cover all potential losses. Such an event could cause our operations to be impaired and our business, financial condition and results of operations to be materially and adversely affected.
Furthermore, our reliance on third-party services exposes us to the risks associated with changes in regulatory frameworks affecting the internet and cloud services, both regionally and globally. In addition, the use of certain third-party services is subject to regulatory outsourcing rules. Any failure to comply with such rules could result in legal sanctions, including financial penalties or revocation or suspension of regulatory licenses or other authorizations. It could also damage our reputation, lead to a loss of consumer trust and impact our relationships with key business partners. Regulatory changes could impose new limitations on these services, affecting our operational capabilities. To the extent we use or are dependent on any particular third-party data, technology or software, we may also be harmed if such data, technology or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, significant interruptions to the global internet infrastructure, though beyond our direct control, could severely impact our service delivery. Despite our efforts to mitigate these risks through various strategies and internal processes, we cannot assure you that we will be successful in eliminating or adequately addressing all or any of such disruptions. Any such failure may adversely affect our business, results of operations, financial condition and future prospects.
Our use of email and other messaging services may be subject to restrictions or we may fail to timely deliver such communications.
Our business is dependent upon email and other messaging services, such as SMS, “push” communications and mobile notifications, for communicating to our customers. If we are unable to successfully deliver emails or other messages to our customers, or if customers decline to open our emails or other messages, our business may be negatively impacted. Changes in how webmail applications organize and prioritize email may reduce the number of actual and potential customers opening our emails and, as a result, using our network, solutions or products. For instance, Google’s Gmail service offers a feature that organizes incoming emails into categories such as “Primary,” “Social” and “Promotions.” Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in our consumer’s inbox or viewed as “spam” by them, and may reduce the likelihood of that customer opening our emails. In addition, actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could adversely impact our business. From time to time, internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to third parties. Changes in the laws, rules or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications could materially adversely impact our business. Our use of email and other messaging services to send communications about our sites or other matters may also result in legal claims against us, which may cause us increased expenses and, if successful, might result in substantial fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages.
We may fail to integrate our solutions, products and services with a variety of operating systems, software applications, networks and hardware that are developed by third parties. As a result, our solutions, products and services may not operate effectively or become less marketable, less competitive or obsolete.
Our ability to attract customers and merchants to our network heavily relies on our capacity to seamlessly integrate our solutions, products and services with a broad array of operating systems, software applications, networks and hardware developed and maintained by third parties. As a result, we must continuously modify and enhance our offerings to adapt to changes in hardware, software, networking, browser and database technologies. Failure to maintain continuous and effective integration with such technologies can adversely affect our business, results of operations, financial condition and future prospects.
Changes to our network and technology made in response to updates in existing or development of new third-party operating systems, software applications, networks and hardware may be costly, time-consuming and ultimately unsuccessful. Any operational disruptions resulting from such changes could adversely affect the quality and functionality of our network and solutions, products and services offered through it, negatively impacting consumer and merchant experience. This could render our network less competitive or even obsolete in certain circumstances, particularly in comparison to those of our competitors who successfully achieve broader or more effective integration of their solutions, products and services with new technologies.
Furthermore, we have developed our technology network to easily integrate with third-party applications through the interaction of APIs. In general, we rely on providers of such software systems to allow us to access their APIs to enable such integrations. To date, we generally have not relied on long-term written contracts to govern our relationships with these providers. Instead, we are subject to the standard terms and conditions for consumers of services of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software or other technologies or systems discontinues or limits our access to their APIs, modifies its terms of service or other related policies, including fees, establishes more favorable or exclusive relationships with one or more of our competitors, or develops competitive offerings to our solutions, products and services.
Although we actively monitor our providers of software or other technologies, we cannot prevent such providers from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business.

If our providers were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement provider or develop an in-house solution, which could significantly diminish the value of our network and harm our business, results of operations, financial condition and future prospects.
The loss of the services of our Co-Founder and Chief Executive Officer could materially and adversely affect our business, results of operations, financial condition and future prospects.
Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer, has been the driving force behind our success since Klarna’s inception. The unexpected loss of Sebastian could severely disrupt our operations and significantly impact our ability to continue executing our business strategy with the same level of effectiveness. We believe that his unique blend of entrepreneurial insight, deep understanding of the financial technology landscape and ability to forge critical industry relationships is unparalleled. Finding a successor with a comparable vision and capability to maintain the momentum and direction Sebastian has established for us would present a substantial challenge. Furthermore, Sebastian’s departure could lead to instability within Klarna, potentially affecting the morale and productivity of our team, which has been crucial in our rapid growth and innovation. The potential uncertainty surrounding such a leadership transition could also undermine confidence among our customers, partners and investors as well as other stakeholders who are integral to our continued success and expansion. In the highly competitive financial services industry, any perceived weakening of our leadership could be exploited by our competitors. This could lead to a loss of market share and have a negative impact on our financial performance. Given Sebastian’s instrumental role in shaping our strategic direction, fostering our innovative culture and securing our position as a leader in the financial technology space, his loss could materially and adversely affect our business, results of operations, financial condition and future prospects.
We may be adversely affected by negative publicity about us, including our current or former directors, executive officers or major shareholders, or our industry.
Negative publicity about us, including adverse publicity involving our current or former directors, executive officers, employees or major shareholders, or negative perceptions of our industry, poses a significant risk to our reputation and brand. This risk is particularly acute in the financial services industry, where trust and consumer confidence are critical for maintaining and growing our consumer and merchant base and partner relationships.
Sources of negative publicity for us could include, but are not limited to:
•the transparency, fairness, user experience, quality and reliability of our network or similar networks in general;
•our ability to effectively manage and resolve complaints;
•effectiveness of our risk model;
•our capital adequacy, liquidity and general financial position and solvency;
•the impact, actual or perceived, of our financing products on our consumers’ credit score;
•our ability to effectively screen our merchants and monitor their compliance with our ethical merchant guidelines;
•our data privacy and cybersecurity practices;
•any litigation, investigations, regulatory or other proceedings or enforcement actions, examinations or inquiries into us, our competitors, partners or our industry in general;

•any misconduct, or allegations thereof, by our current or former directors, executive officers or employees, funding sources, originating bank partners, service providers or others in our industry;
•any threatened, alleged or ongoing disputes or disagreements between us and our shareholders or among our shareholders, including any related litigation or similar proceedings;
•our business practices, mission, environmental, social and governance (“ESG”), sustainability and ethical goals, policies and standards and their perceived adequacy by our customers and other stakeholders; and
•the use of loan proceeds by consumers that have obtained loans facilitated through our network or other lending networks for unethical or illegal purposes, any of which could adversely affect our reputation and the confidence in, and the use of, our network, which could harm our reputation and cause disruptions to our operations. Any such reputational harm could further affect the behavior of consumers, including their willingness to utilize solutions offered through our network or to make payments on their loans. The potential impact of negative publicity, whether founded or unfounded, is magnified in the digital age, where information spreads rapidly, especially through social media and other online networks.
Increased scrutiny from regulators, investors and other stakeholders regarding our ESG or sustainability responsibilities, strategy and related disclosures could result in additional costs or risks and adversely impact our reputation, employee retention and willingness of consumers and merchants to use our network.
Regulators, investor advocacy groups, certain institutional investors, investment funds, shareholders, consumers and other market participants, particularly in the United States and the EU, have focused increasingly on ESG or sustainability practices of public companies. These parties have placed increased importance on the implications of the social cost of their investments. We may incur additional costs and require additional resources as we evolve our ESG strategy, practices and related disclosures. We could also incur additional costs and require additional resources to monitor, report and comply with various ESG practices and regulations, which could adversely affect our business, results of operations, financial condition and future prospects. In Sweden, we publish our ESG report annually in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies. In addition, we expect that we will be required to disclose climate-related information pursuant to the EU’s Corporate Sustainability Reporting Directive, which calls for the disclosure of information regarding a range of sustainability matters, SEC rules relating to the disclosure of climate-related risks and California’s climate-related disclosure laws. If we elect or are required to report ESG- or sustainability-related information and regulators, investors, consumers, merchants or other stakeholders view this information as generic, lagging or inadequate, we may experience reputational damages or become subject to regulatory proceedings or similar actions, any of which could adversely affect our business. In addition, under certain laws and regulations, statements we make regarding the sustainability or carbon footprint of our operations or their impact on the environment may subject us to disclosure requirements or expose us to the risk of claims that the statements constitute “greenwashing.” Certain nongovernmental organizations and other private actors have filed lawsuits under various securities and consumer protection laws alleging that certain ESG statements made by public companies in the United States with respect to their goals or standards were misleading, false or otherwise deceptive. If our ESG strategy, practices and related disclosures, including the impact of our business on climate change, do not meet (or are viewed as not meeting) regulator, investor or other industry stakeholder expectations and standards, which continue to evolve and may emphasize different priorities than the ones we choose to focus on, we may similarly face increased litigation risks from private parties and governmental authorities and our brand, reputation and employee retention may be negatively impacted.
In addition to any disclosure requirements, we have also set various internal ESG targets. Despite our commitment to sustainability, we may not achieve these targets due to a number of factors, some of which may be beyond our control, such as technological limitations or external economic conditions. In addition, our ability to meet ESG expectations is also contingent on the actions of our partners and suppliers. We rely on numerous third-party service providers for various aspects of our operations, including hosting our cloud network, IT infrastructure and consumer service functions. Any failure—actual or perceived—by these partners to adhere to our ESG standards or practices could adversely impact our reputation and similarly expose us to litigation risks and potential regulatory sanctions.
We are subject to both natural and man-made events that may unexpectedly disrupt our operations and adversely impact our business.
Our operations and business are exposed to a wide array of risks arising from both natural and man-made events. Natural events such as earthquakes, floods, fires, hurricanes and other extreme weather conditions, including those exacerbated by climate change, can cause significant disruptions to our operations. These disruptions can result in property damage, loss of critical data, operational downtimes and financial losses. For instance, the increasing severity and frequency of extreme weather events may adversely affect our operations in various geographies as well as operations of our merchants. Disruptions caused by such events can impact our ability to process transactions and maintain service continuity, thereby adversely affecting our financial performance and results of operations and damaging customer trust.
Man-made events, including data breaches and other cybersecurity incidents, terrorism, strikes and geopolitical unrest, also present significant risks. Our reliance on the complex and interconnected technology systems that power our network makes us vulnerable to data breaches and other cybersecurity incidents that could lead to service interruptions and financial losses. An incident of significant magnitude could severely impact our operations, leading to loss of customer data, reputational damage and regulatory penalties. In addition, our business operations could be affected by pandemics and other health crises, as evidenced by the COVID-19 pandemic, which necessitated a shift to remote work in a number of markets and increased our dependency on digital infrastructure. This shift introduced operational and managerial challenges such as maintaining team cohesiveness and operational efficiency, both of which are critical for our success. Furthermore, interruptions in our supply chain or those of our merchants due to natural or man-made events could affect our GMV and other key financial and operating metrics.
The occurrence of any such events could adversely affect our business, financial condition, results of operations and prospects. The extent of the impact is uncertain and depends on the nature, severity and duration of the disruptions caused by these events. There is no guarantee that our business continuity and disaster recovery plans that are designed to mitigate these risks will be effective in every scenario or at all. In addition, the varied insurance coverage that we maintain may not be sufficient to cover all potential losses. As we continue to expand our network and enhance our technological infrastructure, the complexity and interdependency of our systems may increase, amplifying the potential impact of such events on our business, results of operations, financial condition and future prospects.
The quantitative models or assumptions that we use may prove to be incorrect.
Klarna, like many financial institutions, relies heavily on quantitative models and assumptions to understand and predict consumer behavior, a critical component in calculating market risks and opportunities. The accuracy of our market calculations depends on the reliability of the underlying models and assumptions. These models are constructed based on historical data, which, by its nature, may not be fully indicative of future consumer behavior, especially in the face of unprecedented market conditions or shifts in consumer preferences. An overreliance on historical data without adequate consideration for potential future changes can lead to miscalculations, potentially impacting our ability to manage risks effectively. Moreover, the quantitative models we employ are subject to the risk of oversimplification. In an effort to make complex client behaviors comprehensible, we may inadvertently omit crucial variables or interactions, leading to an incomplete understanding of market dynamics. This simplification, while necessary for computational feasibility, increases the risk of significant discrepancies between model predictions and actual outcomes.
Further, the assumptions underlying our models, particularly those related to client behavior, are inherently speculative. These assumptions are influenced by a myriad of factors, including economic conditions, regulation and competitive pressures, all of which are fluid and can evolve in unpredictable ways. A failure to accurately anticipate or quickly adapt to these changes could render our models less effective, which could adversely affect our business, results of operations, financial condition and future prospects.
Finally, the potential for model failure or significant prediction errors poses a direct risk to our financial stability. Any discrepancies between model forecasts and actual market outcomes can lead to unexpected losses. Such situations could strain our financial resources, require us to obtain additional funding, which may not be available on terms attractive to us, if at all, and negatively impact our ability to capitalize on growth opportunities.
The estimates of market opportunity, total addressable market and forecasts of market growth and other similar estimates or forecasts included in this prospectus may prove to be inaccurate.
The estimates of market opportunity and forecasts of market growth included in this prospectus, for example, with respect to the total addressable market for payments or digital advertising solutions, may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described elsewhere in this prospectus.
The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable consumers covered by our market opportunity estimates will use our network at all or generate any particular level of GMV or revenue for us. In addition, our ability to expand into new verticals, channels and geographies as well as adjacent categories depends on a number of factors, including the cost, performance and perceived value associated with our solutions, products and services and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth and operating results, including take rates and Transaction margin dollars, are impacted by geographical mix, product and channel mix, and merchant vertical mix, each of which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth or other similar projections or forecasts included in this prospectus should not be viewed as indicative of our future performance.
Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates prove incorrect, we may incur net charge-offs in excess of our reserves, or we may be required to increase our provision for credit losses.
In the process of determining our allowance for credit losses, we employ a range of assumptions and complex analyses that are inherently subject to uncertainties and contingencies, many of which are beyond our control. These estimations and judgments affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities in our financial statements. Consequently, if our estimates prove incorrect, we may incur net charge-offs in excess of our reserves, or we may be required to increase our provision for credit losses, either of which could adversely affect our business, results of operations, financial condition and future prospects.
Our credit loss allowance estimation process considers a wide array of factors, including historical loan loss experience, current loan portfolio characteristics, observable data indicating the impact of current economic and market conditions on our consumers’ ability to repay their loans and forecasts of future economic conditions. Changes in any of these factors could significantly impact the level of future credit losses and the necessary allowance for credit losses.

Moreover, our business model and operations subject us to various credit risks, including the risk of default or fraudulent consumers using our payment services for shopping, as well as credit risks from defaulting merchants, partners and financial institutions with which we cooperate. We utilize a self-developed scoring model for credit assessments, which collects specific data and is adapted for each country in which we operate, considering local regulations, accessibility to credit checks and consumer behavior differences. However, there is a risk that estimates on which models for calculating future potential impairments and credit losses are based are inaccurate, which could lead to increased credit losses and impairments. This, in turn, would adversely affect our financial position.
The process of determining the allowance for credit losses is highly judgmental and subject to significant uncertainties. Future changes in economic conditions, consumer behavior or regulatory environment could necessitate adjustments to our allowance for credit losses. An increase in the allowance for credit losses would result in a corresponding increase in our provision for credit losses, negatively impacting our results of operations. Conversely, if our allowance for credit losses proves to be excessive, it may result in an unnecessary allocation of financial resources that could have been utilized more effectively elsewhere within our operations.
We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.
Effective internal control over financial reporting and disclosure controls and procedures are critical to our success as a public company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting principles. Similarly, disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.
In connection with the audit of our financial statements for the years ended December 31, 2023 and 2022, we identified a material weakness in our internal control over financial reporting related to our IT general controls for information systems that are relevant to the preparation of our consolidated financial statements, related to (i) user access controls, including management of privileged access, (ii) change management with respect to monitoring segregation of duties, and (iii) IT operations controls with respect to certain third-party service providers. As a result, our IT-dependent controls relevant to the preparation of the consolidated financial statements were also deemed ineffective. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
We initiated a remediation plan with respect to the identified material weakness, which includes the following remediation measures:
•enhancing our user access controls, including periodic access reviews and user terminations;
•improving our privileged user access controls, including monitoring and reviewing of privileged user activities and key system configurations changes and ensuring timely removal of privileged access;
•reinforcing the four-eye review process; and
•formalizing controls over the review and risk assessment of third-party IT services.

Our remediation efforts are progressing as planned. In particular, we have implemented measures designed to remediate the control deficiencies contributing to the material weakness. When these measures have been operating for a sufficient period of time and have been confirmed as effective, we will be able to fully remediate this material weakness. Consequently, as of December 31, 2024, we were unable to conclude that the material weakness was remediated.
We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses in our internal control over financial reporting. In addition, our current internal control over financial reporting and disclosure controls and procedures, and any new internal control over financial reporting and disclosure controls and procedures that we develop, may become inadequate because of changes in our business, operations and other factors, some of which may be beyond our control.
We will not be required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. At that time, our management may conclude that our internal control over financial reporting remains not effective. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting starting with our second annual report required to be filed with the SEC. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment and may issue a report that contains an adverse opinion if, in their evaluation, there are deficiencies that, individually or in combination, result in one or more material weaknesses.
Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. During the course of implementing, documenting and testing our internal control over financial reporting, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting and disclosure controls and procedures. Further, despite our efforts to implement and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to detect or prevent all errors or instances of fraud and additional weaknesses in our internal control over financial reporting may be identified in the future. A material weakness in our internal control over financial reporting, failure to maintain effective disclosure controls and procedures or any difficulties encountered in their implementation or improvement could lead to errors in our financial statements or restatements of previously issued financial statements, any of which could adversely affect our business, results of operations, financial condition and future prospects. Such failures could also lead to a loss of investor confidence in the accuracy and completeness of our financial reports, which in turn could have a negative impact on the market price of our ordinary shares.
As a holding company, we are dependent for liquidity on payments from our subsidiaries, many of which are subject to regulatory and other restrictions on their ability to pay dividends or transact with affiliates.
Klarna Group plc, the issuer in this offering, is a holding company and relies on distributions from its operating subsidiaries to meet its financial obligations. Many of such subsidiaries are subject to extensive regulation, including Klarna Bank, our banking subsidiary, and its branches. Various laws and regulations, as well as regulatory expectations, may limit the amount of dividends that our banking or other regulated subsidiaries may pay. These restrictions are designed to ensure that our regulated subsidiaries maintain adequate capital buffers and are able to meet their obligations to creditors and consumers before distributing funds up the corporate structure. For instance, Klarna Bank is required to maintain certain capital and liquidity ratios, and any intercompany distributions, including to Klarna Group plc, may be prohibited in order to comply with these regulatory requirements. In certain jurisdictions, regulatory approvals may be necessary before any significant distributions can be made, adding another layer of complexity and potential delay to the transfer of funds to Klarna Group plc.
Changes in regulation applicable to our regulated subsidiaries, in particular Klarna Bank, including, but not limited to, more stringent capital requirements, can severely impact the ability of such subsidiaries to distribute dividends to Klarna Group plc or otherwise transact with affiliates. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and future prospects.
We could be subject to additional tax liabilities due to changes in tax laws, tax audits or our growth, which could affect our profitability and increase our effective tax rate.
We are subject to complex tax laws of multiple jurisdictions in which we operate, which are subject to uncertain interpretation. Our interpretation and application of these laws and regulations as well as compliance with specific tax filing requirements, payment obligations and transfer pricing regulations require significant judgment and the use of assumptions and estimates. Our effective tax rate and tax filings reflect our interpretation of such tax laws. As a result, we are exposed to the risk that tax authorities in any of these jurisdictions could disagree with our interpretations of the applicable tax laws or our tax calculations’ methodologies, including the classification of our revenues, the pricing of our intercompany transactions or the determinations of the jurisdictions to which profits are attributed. For example, a tax authority could challenge whether our supplies are taxable or exempt for VAT purposes, or could challenge our input VAT recovery methodology. We, including certain of our material subsidiaries, are subject to ongoing tax audits and other similar proceedings with tax authorities in a number of jurisdictions. In certain cases, the applicable tax authority has challenged one or more tax positions that we have taken. We are working to resolve each of these audits in an efficient manner, including, where appropriate, through arbitration and/or court proceedings. These audits and other similar proceedings, when resolved, could result in additional taxes, including interest and penalties, which could, in turn, adversely affect our business, financial condition, results of operations and future prospects.
Furthermore, our effective tax rate could materially increase as a result of changes in tax law, tax treaties or the interpretation thereof, such as those introducing a tax for credit institutions with liabilities above certain thresholds. Moreover, changes to withholding tax rules, or how they apply to us, may impact our ability to repatriate profits from our operating subsidiaries in various jurisdictions. Our tax liability may also increase significantly if we are required to pay additional taxes (including “minimum” taxes, VAT, other indirect taxes and employment taxes) in any jurisdiction as a result of a growth of our business. For example, depending on the amount of income we generate in the United States and certain other factors, we may be subject to the U.S. Base Erosion and Anti-Abuse Tax (BEAT) if certain payments we make to related non-U.S. persons exceed applicable thresholds.
In addition, in response to an effort led by the Organization for Economic Co-Operation and Development (OECD) and the G20 Group to reform the international tax system, many countries around the world have introduced new, and amended existing, tax laws applicable to corporate multinationals, such as Klarna, and many more countries are expected to take similar steps. These new and amended tax laws are designed to ensure that multinational companies that meet an annual revenue threshold pay a minimum tax rate of 15% in all jurisdictions where they operate. We have assessed the potential impact of these new and amended tax laws on us and we currently do not expect to incur material tax liability as a result of such laws. If the existing tax laws are amended or clarified or new tax laws are enacted, or if the relevant facts change, in one or more jurisdictions where we operate, we may be required to pay additional taxes, which would increase our effective tax rate and adversely affect our financial results.
In sum, any changes in tax laws or regulations, or in their interpretation by the relevant authorities, the outcome of any tax audits or changes to our taxation as a result of any expansion or modification of our network, operations or corporate structure, could adversely affect our business, financial condition, results of operations and future prospects.

We may not be able to utilize our loss carryforwards, deferred interest deductions and other tax attributes.
We have significant carried forward losses, deferred interest expense and other similar tax attributes, most of which are currently unrecognized within our consolidated financial statements, that arise under the tax laws of the jurisdictions in which we operate, including Sweden, Germany, the United States and Australia. It is possible that we will not generate sufficient taxable income in those jurisdictions or otherwise will be unable to fully utilize these losses, deferred interest expense and other tax attributes. In addition, the utilization of our tax attributes to reduce our taxable income may be subject to limitations under the applicable laws of the jurisdictions in which we operate. For example, under U.S. federal income tax laws, net operating losses arising in tax years beginning after 2017 generally can be carried forward indefinitely, but the deductibility thereof in any taxable year is limited to 80% of taxable income for that year, and the utilization of all net operating losses, regardless of the year in which they arose, may be subject to further limitations as a result of certain ownership changes, including future changes in the ownership of our ordinary shares that may be outside our control.
For each accounting reporting period, we assess the likelihood of our carried forward losses, deferred interest expense and other similar tax attributes offsetting future taxable income. We only recognize such attributes as assets on our consolidated balance sheet if there is sufficient likelihood that these tax attributes will be utilized by us in the foreseeable future. The assessment of the recoverability of carried forward losses, deferred interest expense and other similar tax attributes, and therefore the level of deferred tax asset recognition, requires us to exercise judgment based on facts and estimates that may change over time. Accordingly, the value of tax attributes recognized on our consolidated balance sheets for any fiscal period may change over time and may not be indicative of the actual amount of tax attributes that we will be able to utilize in future periods to offset our taxable income. Any limitation on the use of, or the changes to, our tax assets to offset taxable income, including as a result of changes in applicable tax laws or our ownership changes, could result in increased tax liabilities and, as such, could adversely affect our business, financial condition, results of operations and future prospects.
If we or one of our non-U.S. subsidiaries is a controlled foreign corporation (“CFC”), there could be materially adverse U.S. federal income tax consequences to certain investors in our ordinary shares.
If a U.S. person owns, directly, indirectly or constructively, 10% or more of the value or voting power of our shares, such person will be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) within our corporate group. A non-U.S. corporation generally will be a CFC if United States shareholders own, directly, indirectly or constructively, more than 50% of the total value or total combined voting power of such corporation. We do not believe that Klarna Group plc is currently a CFC. However, pursuant to certain “downward attribution” rules, certain of our non-U.S. subsidiaries are treated as owned by our U.S. subsidiaries and therefore constitute CFCs irrespective of whether Klarna Group plc is a CFC.
A United States shareholder of a CFC generally will be required to report annually, and include in its U.S. taxable income, its pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, regardless of whether the United States shareholder receives any distributions from the CFC. An individual who is a United States shareholder with respect to a CFC generally will not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with reporting obligations may subject a United States shareholder to significant monetary penalties and may suspend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due.
We are not required, and do not intend, to assist investors in this offering in determining whether we are, or any of our non-U.S. subsidiaries is, treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or our non-U.S. subsidiaries, nor do we intend to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service (the “IRS”) has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
Some of our social security payroll taxes will fluctuate in the future by reference to our external share price.
We have in the past issued, and expect to issue in the future, RSUs, options and warrants to our employees in various jurisdictions. Upon vesting of such RSUs and the exercise of options and warrants, we are required to pay employer social security payroll taxes in many jurisdictions in which we operate. For example, in the year ended December 31, 2024, we incurred $13 million in expenses related to employer social security taxes in connection with such vesting of RSUs and exercises of our options and warrants. In a number of jurisdictions, employer social security payroll taxes are uncapped and calculated by reference to the fair market value of the shares received by the employee at the time of vesting of their RSUs or exercise of their options or warrants. Consequently, our social security costs will fluctuate by reference to the market price of our ordinary shares and may materially increase in future periods, which could adversely affect our business, financial condition, results of operations and future prospects.
We may require additional capital in the future, which may not be available on acceptable terms or at all.
In the future, we may need to raise additional capital for a variety of reasons, including, but not limited to, funding our ongoing operations, developing new or enhanced services or products or responding to competitive pressures, complying with regulatory capital adequacy requirements or funding our expansion into new verticals, channels and geographies or adjacent categories (organically or through strategic acquisitions, joint ventures or partnerships). Such financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, improve our network, develop new, or enhance our existing, products, services or solutions, or respond to competitive pressures or take advantage of acquisition opportunities, each of which could adversely affect our business, financial condition, results of operations and future prospects.
If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and privileges senior to those of our ordinary shares, and the market price of our ordinary shares could decline. Depending on our credit ratings and general market conditions, any additional funds raised through debt financing may require us to agree to observe restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. In addition, such indebtedness may require us to maintain certain financial ratios. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general or to otherwise fund our operations and meet contractual obligations. A breach of any such covenant would likely result in a default under the applicable credit agreement or debt instrument, which, if not waived, could result in acceleration of the indebtedness outstanding.
We are involved in legal proceedings and disputes.
From time to time, we are involved in various legal, arbitration and administrative proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our current or former directors, executive officers, employees, shareholders, customers or suppliers, or environmental, competition, tax or other regulatory matters. These may include supervisory matters, commercial litigation matters, insurance matters, privacy and cybersecurity disputes, intellectual property disputes, contract disputes, corporate governance matters, financial services matters, consumer protection matters, antitrust matters and employment matters. Given the nature and scope of our operations, we expect to continue to be involved in such proceedings and disputes in the future. In addition, during market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against financial services companies have historically increased. We may also face additional legal claims against us following this offering as a result of our increased corporate profile and additional regulatory regimes applicable to us as a listed company in the United States. Finally, we may become party to, or otherwise become involved in, disputes with or among our shareholders relating to, among others, our corporate governance structure and practices, business strategy or long-term vision.
Given the inherent difficulty of predicting the outcome of any legal matter, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot provide any assurances as to the outcome of any matter to which we currently are, or may in the future be, party. An unfavorable resolution of any such matter may result in settlements, awards, injunctions, fines and penalties and, as such, have a material adverse effect on our business, results of operations, financial condition and future prospects. In addition, any insurance coverage that we may have may not cover all claims that may be asserted against us or damages and other monetary awards awarded to the claimants. Further, the amount of reserves in respect to these matters that we may take in any fiscal period may be substantially less than our ultimate monetary liability, which, in turn, could adversely affect our results of operations for that period and, as such, negatively impact the market price of our ordinary shares. Finally, regardless of their outcome, any legal proceedings brought against us may require substantial management attention, time and legal expenses or could cause us significant reputational harm.
Certain of our consumer agreements, including our terms of service that the consumers are required to agree to use our network, contain arbitration provisions with class action waiver provisions that may limit our exposure to consumer class action litigation. While in the past we have been successful in certain jurisdictions in arguing that such arbitration provisions are valid and binding on our consumers, there can be no assurance that we will be successful in enforcing these arbitration provisions, including the class action waiver provisions, in the future or in any given case. Legislative, administrative or regulatory developments may directly or indirectly prohibit or limit the use of pre-dispute arbitration clauses and class action waiver provisions. Any such prohibitions or limitations on, or discontinuation of the use of, such arbitration or class action waiver provisions could subject us to additional lawsuits, including additional consumer class action litigation, and significantly limit our ability to avoid exposure from consumer class action litigation.
Misconduct of our employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain customers and subjecting us to legal liability and reputational harm.
Misconduct, fraud or illegal activities by our employees, consultants or third-party service providers could have severe consequences for us. Such behavior could include fraudulent actions, breaches of applicable laws, rules and regulations or failure to adhere to our policies and procedures or those of our partners and other counterparties. The financial services industry, particularly companies like Klarna that collect sensitive financial information and processes or facilitate financial transactions, is highly susceptible to the risks associated with employee or third-party misconduct. In addition, our reliance on third-party service providers for various critical functions, including certain banking operations, technology infrastructure and customer service, increases the risk of such misconduct. For example, we outsource certain aspects of our deposit-taking business in various geographies, including Sweden and Germany, which may expose us to additional risks of misconduct of our counterparties.
Any incident of misconduct, whether internal or involving third-party service providers, could result in legal or regulatory actions or proceedings as well as monetary losses, fines and other penalties. In addition, our insurance premiums may increase and the cost of capital may rise as a result of damaged investor confidence. In addition to financial and operational impacts, misconduct can have severe reputational consequences. We believe that our brand is associated with trust, innovation and reliability. Any publicized incident of misconduct can erode this trust, leading to consumer or merchant attrition, difficulty in acquiring new consumers or merchants and strained relationships with our other partners. The competitive nature of the financial services industry means that even isolated incidents of misconduct may materially and adversely affect our business, financial condition, results of operations and future prospects.
Our operations could be adversely affected by labor actions, disputes and other labor-related disruptions in the countries in which we operate.
We are subject to various international, national, federal, state and municipal labor laws and regulations of the countries in which we operate. Labor laws and regulations are complex, broad in scope and often vague and differ vastly across states, countries and businesses and may require us to interpret such laws and regulations, which may involve assumptions, estimates or judgments. Further, these laws and regulations are subject to continuing and evolving interpretation by regulatory agencies, administrative law judges and courts. New or different interpretations of existing requirements, new laws or regulations or the enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, lead to labor actions and disputes with our employees, or require us to make changes in our operations, facilities, equipment, personnel, compensation services or operating expenses to comply with evolving requirements. We cannot guarantee that we will be able to make any such changes in a cost-efficient manner or at all.
We have in the past, and may in the future, experience strikes, work stoppages and other forms of labor disruption in various jurisdictions in which we have employees. In November 2023, in connection with ongoing negotiations of a collective bargaining agreement, certain of our employees in Sweden threatened to initiate a strike. Before the strike began, we reached an agreement with several trade unions regulating certain rights of our employees in Sweden. In addition to Sweden, we also have other employees, mostly in various European countries, who are covered by collective bargaining agreements. Any future strikes, work stoppages or similar labor actions, including those initiated by labor unions or similar organizations or otherwise related to collective bargaining agreement negotiations, could lead to additional costs, distract management or otherwise harm our business, financial condition, results of operations and future prospects.
Our insurance policies may not be sufficient to cover all claims.
As part of our risk management strategy, we maintain various insurance policies intended to protect against significant losses from operational and other risks. These policies cover a range of potential events, including, but not limited to, data breaches, operational failures, legal claims and other liabilities inherent in our business operations. However, these insurance policies, by their nature, contain exclusions and limitations on coverage. There is a risk that not all claims will be covered or that the amount of a claim may exceed our policy limits.
Furthermore, the cost of securing adequate insurance coverage has been increasing, influenced by the evolving risk landscape, particularly in the technology and financial services sectors. Such increases in insurance costs could adversely affect our operating results and financial position. There is no guarantee that we will be able to maintain our current coverage on favorable terms or at all. Additionally, as our operations expand and evolve, we may be forced to pay significantly higher premiums or encounter difficulties in obtaining sufficient insurance coverage for new risks on acceptable terms, if at all.
In the event of a significant loss or liability that is not fully covered by our insurance policies, or in scenarios where insurance coverage is disputed by insurers, we may be exposed to substantial financial losses. Such financial exposure could adversely affect our business, results of operations, financial condition and future prospects. Moreover, the occurrence of a significant uninsured loss could damage our reputation among customers, partners and current and prospective investors. It could also lead to increased scrutiny from regulators and other stakeholders, further adversely impacting our business and growth prospects.
While we endeavor to manage our risks effectively through a combination of insurance coverage and operational risk management practices, there can be no assurance that our insurance policies will be sufficient to protect us against all possible claims or losses. Any actual or potential inadequacy of insurance coverage could adversely affect our business, financial condition, results of operations and future prospects.
Risks Related to Our Regulatory Environment
Our business is subject to extensive, complex and changing laws and regulations and related supervision, inquiries and examination.
We are subject to extensive regulation, supervision, inquiries and examination by multiple governmental authorities in the United States, the EU, the U.K., Sweden and other jurisdictions in which we operate under various and complex international, national, state and local laws and regulations. In particular, as a licensed bank, Klarna Bank must comply with applicable international, EU and Swedish banking regulations, including applicable capital adequacy and liquidity requirements, including, but not limited to, the Capital Requirements Directive 2013/36/EU (as amended, “CRD IV”) and the Capital Requirements Regulation (EU) 575/2013 (as amended, “CRR”); the Swedish Banking and Financing Business Act, which governs, among other aspects of our business, internal governance and control, risk management, credit operations, banking secrecy, outsourcing, remunerations and financial soundness; and the Swedish Payment Services Act (2010:751) (the “PSA”), which implemented Directive 2015/2366/EU on payment services in the internal market (the “PSD2”), which governs Klarna Bank’s provision of payment services, together with any supplementing regulations and recommendations issued by the SFSA or other authorities as applicable over time. We are subject to similar laws governing the provision of payment, money transmission, credit origination, credit brokering and lending services in other jurisdictions in which we operate. Because we offer various financial products and services to individual consumers through our network, we are also subject to extensive consumer protection laws, including consumer lending laws. We are also required to comply with economic sanctions imposed in the United States and in the other jurisdictions in which we operate, including the EU and the U.K. Moreover, we are subject to the Foreign Corrupt Practices Act (the “FCPA”) in the United States and similar laws in other countries that generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. We are also required to observe laws and regulations relating to the processing of personal information, including personally identifiable information as well as the security of our network and information systems supporting our operations, including Regulation 2022/2554/EU on digital operational resilience for the financial sector (“DORA”), which will become effective in the EU in January 2025. DORA establishes a harmonized and comprehensive digital operational resilience framework across the whole EU financial sector by requiring a wide range of financial institutions, including banks, to manage their ICT risks in a robust and effective way through internal governance, control and risk frameworks. DORA also requires financial institutions to report major ICT-related incidents to regulatory authorities and undertake digital operational resilience testing.
The substantial costs and uncertainties related to complying with applicable laws and regulations continue to increase, and changes to our network, introduction of new products or services, expansion of our business in certain jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces or other actions that we may take may subject us to additional laws, regulations or other government or regulatory scrutiny. New laws or regulations could also require us to raise additional capital, which may not be available to us on favorable terms, if at all, and incur significant expenses and devote significant management attention and internal resources to establish, implement and monitor policies and procedures necessary to ensure compliance. The application of various regulatory requirements to our business model is not always clear, and government authorities may challenge our interpretation of applicable legal regimes and, as a result, request or require that we obtain additional regulatory licenses or other authorizations in the future, which may subject our business to new restrictions or requirements and result in additional costs and expenses. For example, we are currently closely monitoring in multiple jurisdictions proposed and upcoming changes in the regulation of “buy now, pay later” or similar products. In particular, we expect new legislation to be enacted in the coming years, with changes expected to be enacted in the U.K., Australia and New Zealand, which may represent a significant change in the regulatory treatment of certain of our payment options and, as such, may require us to obtain additional licenses and comply with additional regulatory requirements. In addition, we may independently determine that we should obtain additional regulatory licenses or other Authorizations in the future, which may result in greater regulatory scrutiny of our past operations and actions, potentially leading to regulatory and/or governmental investigations, enforcement actions, fines and other penalties. Further, we may not be able to respond quickly or effectively to regulatory, legislative and other developments, particularly as compared to our competitors, which may adversely affect our market position. While we have developed policies and procedures designed to assist in maintaining compliance with applicable laws and regulations, no assurance can be given that such policies and procedures will be effective or adequate, particularly if relevant laws and regulations evolve or become construed or applied in a new manner. Any failure to comply, or to ensure that our employees, partners and third-party service providers comply, with these laws or regulations may result in increased supervisory and public scrutiny, loss of consumer trust, litigation or enforcement actions, which may in turn lead to suspension or revocation of our licenses and other regulatory Authorizations, regulatory inquiries or enforcement actions for non-compliance, fines and other monetary penalties as well as civil and criminal liability. We may also be required to implement changes to our operations and the terms of our financing solutions and other products and services, which, in turn, may lead to reduced repayments from our consumers (for example, due to an inability of us or our originating bank partners (as defined herein) to export interest rates across national or state lines), permanent forgiveness of some or all of their indebtedness, or our inability to, directly or indirectly, collect all or a part of the principal of or interest on the loans originated through our network, any of which could adversely affect our business, results of operations, financial condition and future prospects.
We are similarly subject to extensive regulatory supervision, inquiry and examination in the geographies in which we operate. Klarna Bank, including certain of its branches, is subject to supervision by the SFSA in Sweden. In the U.K., its U.K. branch is supervised by the U.K. Financial Conduct Authority (the “FCA”) while in Germany, Klarna Bank, German Branch is subject to supervision by the German Federal Financial Supervisory Authority (“BaFin”). Klarna Bank also has branches in France, Ireland and Denmark, which are under the supervision of the relevant local governmental authority, and operates in Switzerland on a cross-border basis using its Swedish banking license. KFSUK, one of our U.K. subsidiaries, operates as an authorized payment institution and a consumer credit firm under the supervision of the FCA. In the United States, our operating subsidiary holds primarily money transmission, collection and lending licenses on the state and territorial levels and, as such, is subject to supervision in each of the states and territories where it has a license. As a facilitator, servicer, originator or acquirer of consumer credit and provider of other consumer credit financial services, we are subject to the regulatory and enforcement authority of the CFPB as well as other governmental and regulatory bodies. We are also regulated by many international, national and state governmental and regulatory authorities through licensing and other supervisory or enforcement authorities, which includes regular examination by international and U.S. federal, state and local governmental authorities on a variety of topics, including our compliance with laws and regulations concerning AML/CFT or financial disclosures. We also hold regional licenses to offer consumer credit services in certain regions in Canada, and we are in the process of registering as a retail payment activity PSP under the new Retail Payment Activities Act. Finally, we are also currently pursuing, and expect to continue to pursue in the future, additional licenses and other Authorizations in multiple jurisdictions, as a result of which we could become subject to regulation, supervision or enforcement by additional national and local authorities.
We have been in the past, are currently, and may in the future be, subject to regulatory inspections, examinations, inquiries or investigations in the jurisdictions in which we operate or into which we provide our services. Any such regulatory engagement could involve substantial time and expense to review and respond to and divert management’s attention and other resources from operating our business. It may also result in the identification of matters that may require remediation activities on our part and lead to public enforcement actions or lawsuits, result in fines, penalties, injunctive relief, consumer remediation or increased compliance costs, limit our ability to offer certain products or services or engage in certain business practices or result in the need to obtain additional licenses that we do not currently possess, and there can be no assurance that future adverse findings (or any associated remediation work required to be performed by us to address them) will not materially impact our business and operations. Further, in some cases, regardless of the substantive defenses or arguments that may be available to us, it may be less time-consuming or costly to settle such matters rather than litigate them to the fullest extent possible or pursue alternative resolutions. Our involvement in such matters, whether tangential or otherwise, even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional investigations and enforcement actions from other agencies or litigants and further divert management attention and resources from the operation of our business, any of which could adversely affect our business, results of operations, financial condition and future prospects.
For more information on our regulatory environment and applicable laws and regulations referred to in this subsection, see “Business—Regulatory Environment.”
Changes to capital adequacy, liquidity and similar regulatory requirements may adversely affect us.
We are subject to extensive capital adequacy and liquidity requirements, including, among others, the Basel III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. CRD IV and CRR are supplemented and complemented by a set of binding technical standards developed by the European Banking Authority (the “EBA”). The capital adequacy framework specifies minimum amounts and types of capital, including common equity tier 1 (“CET1”) capital, additional tier 1 (“AT1”) capital and tier 2 capital, that we need to maintain. In addition to the mandatory capital requirements that apply under Pillar I of the Basel III framework, we may be subject to binding Pillar II capital requirements and leverage ratio requirements. CRD IV also provides for further capital buffer requirements that are required to be satisfied with CET1 capital. Additional capital buffers may be applicable to us as determined by the SFSA. We are also subject to liquidity requirements as a credit institution supervised by the SFSA, including a statutory requirement to maintain sufficient liquidity to meet our financial obligations as they become due.
Capital adequacy, liquidity and similar regulatory requirements applicable to us are subject to change, both as a result of potential amendments to, or implementation of, applicable laws and regulations, including the Basel III framework and related EU and Swedish law regulations, and changes to our business practices and the scope of our operations. For example, if we are designated as a systemically important financial institution (Sw. systemviktig bank) by the SFSA or the Swedish National Debt Office (Sw. Riksgäldskontoret) following an assessment by the SFSA that, due to the size of our operations and their importance to the banking system in Sweden, we would become subject to additional and more stringent capital adequacy and liquidity requirements, as well as additional rules regarding resolution under the Swedish Resolution Act (2015:1016) (the “Resolution Act”). In addition, if some or all of our existing securitization and forward flow arrangements are amended, suspended or terminated, we may become subject to more stringent capital adequacy requirements resulting from an increase in the risk profile of our assets.
Any failure, particularly a serious or continuing one, to meet applicable capital adequacy or liquidity requirements could result in one or more of our regulators placing limitations or conditions on our operations or growth initiatives, including any acquisitions, partnerships or joint ventures, or restricting the commencement of new activities, including introduction of new products or services, or could affect our brand and reputation and customer and investor confidence, increase our funding costs, limit the ability of our regulated subsidiaries to distribute funds to us or our ability to pay dividends in the future on our ordinary shares. We may not be able to raise required additional capital in the future on terms favorable to us, if at all, for a number of reasons, some of which may be beyond our control, including our financial condition, results of operations, any necessary government or regulatory approvals, regulatory changes or general market conditions for capital raising activities, which could adversely affect our business, results of operations, financial condition and future prospects.
We are subject to various consumer protection laws.
We must comply with various consumer protection laws and regulatory requirements in the jurisdictions in which we operate or into which we provide our solutions or services, including requirements applicable to consumer credit transactions. In the EU, we are subject to complex consumer protection and payment services regimes established by numerous EU regulations that are directly applicable across the EU as well as EU directives that are implemented in each EU member state through local legislation. Under these regimes, consumer protection offices, bureaus or agencies, such as the Swedish Consumer Agency (Sw. Konsumentverket) (the “SCA”), supervise many aspects of our network and operations, including marketing and selling practices, advertising, general terms of business and collection operations. For example, the SCA is currently conducting an ongoing investigation relating to marketing requirements and our compliance with the Swedish Marketing Act (2008:486) (the “SMA”). While we continue to engage with the SCA, there can be no assurance that this investigation will not result in enforcement action leading to mandated changes to our operations, services and products, including the marketing and advertising thereof, as well as internal policies and procedures and/or the imposition of financial penalties. In the United States, we are subject to complex consumer protection and consumer financial services regimes established by numerous federal, state and local regulations that are applicable across various United States jurisdictions. We must comply with various U.S. federal, state and local consumer protection regimes, both as a counterparty or a service provider to our bank partners, including our originating bank partners, and as a loan originator with respect to loans we may originate directly, as well as a provider of other consumer financial services. We are also subject to the regulatory and enforcement authority of the CFPB as a facilitator, servicer, originator or acquirer of consumer credit and provider of other consumer financial services. As such, the CFPB has in the past requested and may in the future request reports or other information concerning our organization, business conduct, markets and activities. Further, the CFPB and other governmental and regulatory authorities may also initiate inquiries and consultations relating to our industry. For example, in 2022, we voluntarily participated in the CFPB-initiated consultations addressed to providers of “buy now, pay later” products and solutions in the United States. In addition, depending on future regulatory changes and further development of our network and the products and services that we offer through it, the CFPB may begin to supervise us in the future. The CFPB’s supervision would allow it to, among other things, conduct comprehensive and rigorous examinations to assess our compliance with consumer financial protection laws, which could result in investigations, enforcement actions, regulatory fines and mandated changes to our network, operations, products and services, policies and procedures. In addition, state attorneys general have indicated that they will take a more active role in enforcing consumer protection laws, including by relying on the Dodd-Frank Act provisions that authorize state attorneys general to enforce certain provisions of federal consumer financial laws and obtain civil money penalties and other relief available to the CFPB.
Participants in the consumer finance industry have been the subject of putative class action lawsuits and federal and state regulatory and enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state lending laws and interest rate limits, actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to origination and servicing consumer loans. We cannot assure you that we will not become subject to such actions or similar actions, and there is no assurance that these regulatory matters or other factors will not affect how we conduct our business and, in turn, adversely affect our business. In particular, legal proceedings and enforcement actions brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB and FTC may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages in excess of the amounts we earned from the underlying activities.
International and supranational bodies, national governments, states and provinces may pass new laws or regulations, or amend or change their interpretation or application of existing ones, to further regulate the consumer finance industry or products or solutions of the type provided through our network, or to reduce the finance charges or other fees that may be imposed with respect to consumer financing products, which could adversely affect our business, results of operations, financial condition and future prospects. One example is the amended PSA, which took effect in July 2020. Since then, the PSA has required PSPs to ensure adequate presentation of available payment methods for online transactions at checkout. Although the amendments to the PSA have been in force for some time, there are still uncertainties as to how the PSA should be interpreted in some cases, including with respect to the application of its provisions in light of the SMA governing undue market practices. Another example of consumer protection law changes that may affect our operations is Directive 2023/2225/EU on credit agreements for consumers (“CCD2”). CCD2 establishes strict rules governing the marketing and advertising of credit products to consumers, policies and procedures safeguarding consumer understanding of credit products, sound underwriting and creditworthiness assessments and other consumer protection measures, including forbearance mechanisms and interest rate caps. The extent and complexity of the new rules, and their impact on our operations, remain uncertain as it will largely depend on the implementation of CCD2 into the national legal systems of the EU member states in which we operate, in particular Sweden and Germany.
While we have developed policies, processes and procedures designed to assist in compliance with applicable consumer protection laws and regulations, no assurance can be given that our compliance policies and procedures will be effective and we have in the past been, and may in the future be, subject to findings of breach of consumer protection requirements. For example, while we have adapted the Consumer Duty across our regulated products in the U.K. and put in place procedures to ensure compliance with applicable FCA requirements, given the broad principles-based nature of the regime, no assurance can be given that such procedures will be deemed adequate or will not require future revision. Failure to comply with these laws and regulatory requirements applicable to our network, products and services, including our consumer financing products, could make it impossible or more difficult for us to enforce contractual terms or collect debts owed to us, or subject us to damages, revocation or suspension of licenses and other Authorizations, class action lawsuits, administrative enforcement actions, loss of customer trust, reputational damage and civil and criminal liability, any of which could adversely affect our business, results of operations, financial condition and future prospects.
We are obligated to comply with AML/CFT laws and regulations.
Our global operations are subject to various AML/CFT laws and regulations. In the EU, we are required to implement measures against money laundering and terrorist financing under Directive 2015/849/EU on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing (as amended, “4AMLD”) and its implementing national legislation, including the Swedish Money Laundering and Terrorist Financing (Prevention) Act (2017:630) (the “Swedish AML Act”), the Swedish Anti-Money Laundering and Terrorist Financing Prevention Regulation (2009:92), the SFSA’s regulation regarding measures against money laundering and terrorist financing (2017:11), the Swedish Act on Registration of Beneficial Owners (2017:631), and the German Anti-Money Laundering Act together with any applicable regulation issued by the SFSA or other authorities, as applicable over time. Further, we are required to comply with Regulation 2015/847/EU on information accompanying transfers of funds (the “Wire Transfer Regulation”), which establishes information requirements with respect to payers and payees for the purpose of preventing, detecting and investigating money laundering and terrorist financing. In addition, in the United States, we are subject to the Bank Secrecy Act of 1970 (as amended from time to time, the “BSA”), as amended, and its implementing regulations, and the FCPA. In addition, we are subject to the Bribery Act 2010 in the U.K.
We maintain an enterprise-wide program designed to ensure compliance with applicable AML/CFT laws and regulations, as well as various sanctions regimes (the “AML/CFT compliance program”). The AML/CFT compliance program is based on Swedish AML/CFT standards (which are largely aligned with European AML/CFT standards and The Financial Action Task Force (FATF) rules) and supplemented by local adjustments where required by local laws or regulations. Our AML/CFT compliance program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate money laundering, terrorist financing and other illicit financial crimes risks. In particular, our AML/CFT compliance program includes procedures and processes that govern the detection and reporting of potentially suspicious transactions; identification, verification and ongoing due diligence on customers; customer risk scoring methods; diligence on merchants’ ownership structures; sanctions screening; responses to requests from law enforcement; termination and blocking of consumers; and ongoing transaction monitoring, recordkeeping and reporting. We cannot provide any assurance that our AML/CFT compliance program will be effective in ensuring compliance with all applicable AML/CFT laws and regulations. Any failure to comply with AML/CFT laws and regulations could result in public enforcement actions or lawsuits, fines, penalties, including revocation or suspension of regulatory licenses or other Authorizations, increased compliance costs or a breach or termination of our existing arrangements with our bank partners, any of which could adversely affect our business, results of operations, financial condition and future prospects. In December 2024, we received a remark (Sw. anmärkning) and were fined SEK 500 million (approximately $47.5 million) by the SFSA following an investigation (the “SFSA investigation”) relating to Klarna Bank’s compliance with applicable AML/CFT regulations. The investigation did not identify any transactions conducted on our network that were in violation of applicable AML/CFT regulations, but concluded that our methods and thresholds for know-your-customer (“KYC”) and customer due diligence (“CDD”) checks, our risk classification procedures and policies, distribution channel risk considerations, analysis of suspicious activity reports and model risk management, as well as our AML/CFT process, were nevertheless insufficient in light of the requirements of the Swedish AML Act. In response to the investigation and its conclusions, we began integrating additional information, including data from our internal Suspicious Activity Reports (“SARs”) and additional information relating to our relationships with MoRs, into our AML/CFT risk assessment process. We also began utilizing an expanded definition of “business relationships” for the purposes of our KYC procedures, as prescribed by the SFSA, and are in the process of expanding our CDD checks to cover additional transactions transacted on our network. Finally, to enhance our AML processes, we established an AML model validation routine aimed to ensure that our AML models are appropriately defined and evaluated as well as that they operate as designed. While we believe that these actions appropriately address the issues observed by the SFSA or self-identified by us in connection with the SFSA investigation, the SFSA may disagree with our conclusions and the actions taken by us. We could also become subject to additional investigative or enforcement actions or be found in violation of other AML/CFT regulations in the future that are unrelated to the SFSA investigation. Any of the foregoing could adversely affect our business, results of operations, financial condition and future prospects.
We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.
We are subject to the EU special resolution regime for credit institutions established by the Bank Recovery and Resolution Directive (as amended, “BRRD”). BRRD requires EU credit institutions, including Klarna Bank, to prepare and maintain recovery plans specifying steps to be taken to restore the long-term viability of the credit institution in the event of a material deterioration of its financial condition. Credit institutions are also required under BRRD to meet a capital requirement for own funds and eligible liabilities (the “MREL Requirement”) determined by the relevant resolution authority, which in Sweden is the Swedish National Debt Office (Sw. Riksgäldskontoret), acting in accordance with the Resolution Act.
BRRD also contains several resolution tools and powers which may be used by the applicable resolution authority under certain conditions. Such tools and powers (which may be used alone or in combination with others) include, among others, a general power to write down all or a portion of the principal amount of, or interest on, certain eligible liabilities, whether subordinated or unsubordinated, of the institution in resolution and/or to convert certain unsecured debt claims, including senior and subordinated notes, into other securities, which could then also be subject to the general bail-in provisions.
As a resolution tool, bail-in provisions permit the applicable resolution authority to recapitalize EU credit institutions (such as Klarna Bank) and financial holding companies (such as Klarna Holding) that meet the conditions for resolution to ensure it can continue to operate by writing-down debts or converting debt securities into equity. The purpose of the bail-in tool is to ensure that the losses of failing EU credit institutions and financial holding companies are borne principally by their shareholders and creditors. Through our subsidiaries, we issue commercial paper, regulatory capital notes as well as other debt securities, including senior and subordinated notes under our Euro and Swedish Medium Term Note Programs, as more fully discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital Resources―Indebtedness.” Accordingly, our debt securities, including those issued under our Euro and Swedish Medium Term Note Programs, may be subject to write-down or conversion into equity following any application of the bail-in tool, which may result in holders of our debt securities losing some or all of their investment.
In addition, the resolution authority has the power to take control of the credit institution in distress and, for example, facilitate its sale to private investors or to a publicly controlled entity pending a private sector arrangement. Such actions of the relevant resolution authority can be taken without any prior shareholder (or other) approval. It is not possible to predict exactly which of the powers and tools granted to the Swedish National Debt Office by BRRD and the Resolution Act may be used in particular instances of our financial distress. Accordingly, it is possible that you may lose a part of or all of your investment in our ordinary shares as a result of the application of the BRRD regime, including the bail-in provisions, to us.
If our originating bank partner model is successfully challenged or deemed impermissible, we could be found to be in violation of licensing, interest rate limit, lending and similar brokering laws.
In the United States, a portion of the loans facilitated through our network are originated through WebBank and we rely on our originating bank partner model to comply with various federal and state laws. If the legal structure underlying our relationship with WebBank or any future originating bank partners (together, our “originating bank partners”) was successfully challenged, we may be found to be in violation of state licensing requirements and state laws regulating interest rates and other aspects of consumer lending. In the event of such a challenge or if our arrangements with our originating bank partners were to change or terminate for any reason, we would need to rely on an alternative bank relationship or on our existing licenses, obtain new state licenses, pursue a federal or state bank charter and/or be subject to the interest rate limitations and loan product requirement limitations of certain states. There are three examples of claims that have been raised in the United States that could each, separately or jointly, result in this outcome in some or all states. The first of these is a challenge to whether an interest rate that was “valid when made,” i.e., valid on the date of origination in light of the location of the originating bank, will remain applicable to the loan if such loan changes ownership. The second and third challenges relate to determining which entity is the “true lender” for a loan and the location in which a loan is made, both of which have bearing on what state or local laws apply to the terms of the loan or the conduct of the lender.
Any litigation or enforcement action with respect to a loan facilitated through our network, whether based on a challenge to the true lender, the legal interest rate or another theory, against us, any successor servicer, prior owners or subsequent transferees of such loans, including our originating bank partners, could subject them to claims for damages, disgorgement or other penalties or remedies. The potential consequences of an adverse determination could include the inability to collect loans at the interest rates contracted for, licensing violations, the loans being found to be unenforceable or void, or the reduction of interest or principal, or other penalties or damages. Third-party purchasers of loans facilitated through our network also may be subject to scrutiny or similar litigation, whether based upon the inability to rely upon the “valid when made” doctrine or because a party other than the originating bank is deemed the true lender.
In addition, certain states have adopted, or are considering adopting, laws that subject us to the state’s lending licensing regime, maximum interest rate requirements and other lending laws if we have a predominant economic interest in the loan or other material relationship with the borrower or loan, even if such loans are originated by our originating bank partners. In such circumstances, we would be required to comply with applicable state licensing requirements, interest rate limitations and other lending laws with respect to those loans, which may result in significant operational and compliance costs and may prevent us from providing certain products and services. There can be no assurance that these regulatory matters or other factors will not affect how we operate our network, which, in turn, could have an adverse effect on our business, results of operations, financial condition and future prospects.
Loans extended by us under our licenses may be found to violate applicable interest rate limits or other provisions of applicable lending and other laws.
The loans originated by our originating bank partners may not be subject in certain jurisdictions, including in the United States, to licensing and interest rate restrictions. However, the loans we may originate through our network pursuant to our existing licenses are subject to licensing and interest rate restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities and loan term lengths. If the loans we originate pursuant to our licenses were deemed to be in violation of certain consumer finance or other laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), other penalties, private or public litigation, and other negative consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on our business, results of operations, financial condition and future prospects.
Our relationships with bank partners in the United States may subject us and our partners to additional regulatory scrutiny.
Prudential banking regulators in the United States, including the FDIC, have recently increased their scrutiny of bank partnerships with third-party financial service providers through the release of statements, requests for information and proposed regulations. For example, on July 25, 2024 the Federal Reserve Board, the OCC and FDIC (collectively, the “Federal Banking Agencies”) issued a joint statement that discussed their view on the risks faced by banks arising from their partnerships with financial technology companies (“bank-fintech arrangements”). In particular, the statement noted that bank-fintech arrangements may create heightened or novel risks for banks relative to the risks associated with more traditional third-party vendor relationships. The key risks outlined by the Federal Banking Agencies include increased balance sheet growth for bank partners, compliance issues that may arise when banks rely on third parties to conduct compliance functions, misrepresentation of when deposit pass-through insurance coverage applies, monitoring third-party governance and risk management systems, and operational and compliance risks. The Federal Banking Agencies also issued a request for information (the “RFI”) on the nature of partnerships between banks and financial technology companies, such as Klarna, and effective risk management practices associated with such partnerships. The Federal Banking Agencies also indicated that they were considering whether additional steps, such as enhancements to supervisory guidance, could help ensure that banks effectively manage risks associated with various types of bank-fintech arrangements. While to date the RFI has not led to any proposed regulatory changes by any of the Federal Banking Agencies, the RFI and related statements suggest that the Federal Banking Agencies may expect financial institutions involved in such arrangements, including our partner banks, to change their risk management and compliance practices in order to ensure compliance with applicable laws and regulations. These releases, including the RFI, coincided with a significant increase in the number of enforcement actions relating to banks’ third-party arrangements. These and other regulatory initiatives by U.S. federal or state prudential banking regulators may constrain the operations of our partner banks in the United States, including those with which we may partner in the future either in addition to or in lieu of our existing arrangements. Such banks may be prohibited from partnering with us, or may terminate our relationship once established, as a result of increased regulatory scrutiny or changes to applicable laws and regulations.
Our relationship with partner banks may also subject us to additional regulatory scrutiny, requirements and supervision. For example, we are a service provider to WebBank, and as such, we are subject to audit by WebBank in accordance with FDIC guidance related to management of vendors. We are also subject to the examination authority of the FDIC under the Bank Service Company Act as a result of our relationship with WebBank. To the extent that we enter into similar relationships with other partner banks, either in lieu of or in addition to our relationship with WebBank, we may become subject to additional regulatory requirements imposed indirectly by the partner bank or directly by U.S. federal or state prudential banking regulators. Additional regulatory requirements may adversely affect us or our bank partners, including our originating bank partners, and, therefore, our business, results of operations, financial condition and future prospects.
The highly regulated environment in which our bank partners operate may indirectly impact our business relationships.
Our bank partners, including our originating bank partners, are, like us, subject to extensive supervision and regulation. Banking laws, along with tax and accounting laws, regulations, rules and standards, may limit their operations significantly and control the methods by which they conduct business. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. Regulatory requirements affect our bank partners’ lending and investment practices, among other aspects of their businesses, and restrict transactions between us and our bank partners. These requirements may constrain the operations of our bank partners, and the adoption of new laws and changes to, or repeal of, existing laws may have a further impact on our business.
In choosing whether and how to conduct business with us, current and prospective bank partners may take into account the legal, regulatory and supervisory regime that applies to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements or supervisory expectations. Regulators may elect to alter the standards, or their interpretation of them, used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that may adversely impact our current and prospective bank partners. Furthermore, regulatory agencies have extremely broad discretion in their interpretation of applicable laws and regulations as well as the quality of our bank partners’ loan portfolios and other assets. If any regulatory agency’s assessment of the quality of our bank partners’ assets, operations, lending practices, investment practices or other aspects of their business changes, it may reduce our bank partners’ earnings and capital ratios and, as a result, negatively affect their operations and limit, prohibit or otherwise make infeasible, their ability to partner with us. Bank holding companies, banks and other financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable laws, regulations, interpretations, including licensing laws and regulations, enforcement policies and accounting principles, have been in the past, and may be in the future, subject to significant changes. We cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our current and prospective bank partners. Future changes may adversely affect our bank partners, including our originating bank partners, and, therefore, our business, results of operations, financial condition and future prospects.
Our use of vendors and our other ongoing third-party relationships are subject to increasing regulatory requirements and attention.
We regularly use vendors and subcontractors as part of our business to ensure smooth and seamless operation of our network. We also depend on our substantial ongoing business relationships with our merchants, bank partners and other third parties. These types of third-party relationships, particularly with our originating bank partners, are subject to increasingly demanding regulatory requirements and oversight by bank regulators (such as the SFSA in Sweden or the Federal Reserve Board, OCC and FDIC in the United States) and consumer protection authorities. In the United States, the CFPB has enforcement authority with respect to the conduct of third parties that provide services to financial institutions. The CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review their policies and procedures and internal training materials to confirm their focus on compliance matters, include enforceable consequences in our agreements with vendors governing failures to comply with consumer protection requirements and take prompt action, including terminating the relationship, if our vendors fail to meet our expectations or applicable legal or contractual requirements.
We expect that regulators will hold us responsible for deficiencies in our oversight and control of third-party relationships and in the performance of the parties with which we have these relationships, including where our arrangements with service providers constitute regulated outsourcing, which may be subject to prescriptive regulatory requirements. As a result, if our regulators conclude that we have not exercised adequate oversight and control over vendors and subcontractors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as be required to compensate our customers for any losses they incurred as a result of our oversight, any of which could adversely affect our business, results of operations, financial condition and future prospects.
Regulatory agencies and consumer advocacy groups are increasingly focused on potential discrimination resulting from the use of ML and “black-box” algorithms.
One or more variables included in our credit underwriting model may be deemed a proxy for a protected characteristic such as race, ethnicity or sex in violation of the Equal Credit Opportunity Act (the “ECOA”) or other anti-discrimination and equal credit opportunity laws. As a result, we may be required to make changes to our underwriting process, which could result in lower approval rates or affect our ability to effectively navigate credit risks or evaluate credit losses. We may also be required to support the variables used in our loan decisioning model with documented, legitimate business justifications in the event the model results in a disproportionate effect on applicants or consumers of certain demographic groups or to refute claims that the model is a “black box” that is inconsistent with our obligations under the ECOA and similar state and local laws. In addition, our use of ML in our underwriting model could inadvertently result in a “disparate impact” on protected groups, which could require an extensive, costly and time-consuming review and revision of the model’s underlying data and algorithms. While we may review our underwriting model and process for potential disparate impact (including review of selected variables by our Legal and Compliance teams and post-implementation testing to identify and mitigate any potentially discriminatory impacts), we may be unable to identify and eliminate all practices or variables causing the disparate impact, resulting in risks of violating applicable fair lending and other laws and regulations.
Risks Related to Intellectual Property, Data Privacy and Cybersecurity
We may fail to comply with our obligations under license and technology agreements.
Our business and network rely on intellectual property and proprietary rights and technology that we license from, or that are otherwise made available to us by, third parties. The agreements governing these licenses and technologies typically impose various obligations on us, such as the maintenance of the confidentiality of the licensed technology, and adherence to the terms and conditions of use.
If we breach or otherwise fail to meet these obligations, the licensors of the technology or intellectual property may have the right to terminate these licenses. This could lead to legal disputes and potentially significant financial damages, which may adversely affect our financial position and operations. Additionally, the loss of any of such licenses could impair our ability to continue to operate our network and provide our services, hinder our product development, or force us to obtain alternative technologies, which may not be available to us on commercially reasonable terms or at all. Further, our business may suffer if the licensors or other counterparties fail to abide by the terms of the license or other applicable agreement, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses or otherwise receive grants of adequate rights on acceptable terms.
Although we maintain certain critical IT systems, conduct diligence on key licensors and have agreements requiring third-party service providers to meet specific standards and requirements, our reliance on these technologies exposes us to risks related to their quality and reliability. Additionally, we may have limited control over the maintenance and support of these technologies.
Our strategic growth initiatives, including the development of new products, services or solutions, could be jeopardized by the loss of certain licensed technologies. In addition, if we decide to expand our network into additional geographies, we may face increased risks associated with compliance with diverse and evolving regulatory environments that govern the use of technology and intellectual property in such jurisdictions. These regulations can vary significantly by jurisdiction, and noncompliance could result in substantial fines and penalties. In sum, any failure to comply with our obligations under the agreements governing our use of third-party intellectual property and technology, or any loss of rights to use these technologies, could adversely affect our business, results of operations, financial condition and future prospects.
Some aspects of the technology supporting our network include open source software.
Certain key components of our technology that supports our network, including certain of our AI models, are developed using open source software and, as a result, we are subject to the terms of open source licenses. These licenses may contain requirements that, if not complied with, could lead to legal actions or require us to publicly release our proprietary software, which could undermine our competitive advantage. The terms of various open source licenses have not been interpreted by U.S. courts and, as such, there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our network. In such an event, we could be required to reengineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our solutions, products and services, discontinue the use or the offering of our products, services. solutions or related technologies in the event reengineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce the value of our network to our consumers or merchants. If portions of our proprietary software or AI models are determined to be subject to an open source license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our products, services or solutions that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products, services or solutions with lower development effort, time and costs, and could ultimately result in a loss of GMV and revenue for us. While we have open source usage policies and procedures in place, we cannot ensure that these policies and procedures will prove effective in all instances, if at all, and that we have not incorporated open source software in our software or AI models in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source software in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant financial liabilities, be enjoined from the sale of our products and services, and be required to comply with onerous conditions or restrictions on our solutions, products and services, any of which could be disruptive to our business.
In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation or other legal, regulatory or contractual violations, the quality of code or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business, results of operations, financial condition and future prospects. For instance, open source software is often developed by different groups of programmers that collaborate with each other on projects and are beyond our control. As a result, open source software may have security vulnerabilities, defects or errors of which we may not be aware. While we have open source usage policies and procedures in place designed to mitigate such security vulnerabilities, defects or errors, we cannot ensure that these policies and procedures will prove effective in all instances. Even if we become aware of any security vulnerabilities, defects or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects or errors. Such a delay could negatively impact our solutions, products and services, including by adversely affecting the market’s perception of our solutions, products and services, impairing their functionality, delaying the launch of new products, services and solutions, or resulting in their failure, any of which could result in liability to us, our vendors and service providers.
We may be unable to sufficiently obtain, maintain, protect or enforce our intellectual property and other proprietary rights.
Our success depends in part on our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary rights, including those in our proprietary technology powering our solutions, products and services. We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws in the United States and certain foreign jurisdictions as well as contractual arrangements, to establish and safeguard these rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict with certainty whether the steps we take will be adequate to prevent infringement, misappropriation or other violation of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could adversely affect our business, results of operations, financial condition and future prospects.
We may not be able to obtain adequate protection for all of our intellectual property in the geographies in which we operate. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.
Further, despite our efforts, unauthorized third parties, including competitors, may duplicate, mimic, reverse engineer, access, obtain or use the proprietary aspects of our technology, processes, products or services without our permission. Our competitors and other third parties may also design around or independently develop similar technology, or otherwise duplicate or mimic our services or products, such that we may not be able to successfully assert our intellectual property or other proprietary rights against them. While we take steps designed to enforce our intellectual property rights, we cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors.
We cannot assure that any future patents or trademark or service mark registrations will be issued for our pending or future applications, or that any of our current or future patents, copyrights, trademarks or service marks (whether registered or unregistered) will be valid, enforceable or sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage.
Our trademarks, trade names and service marks have significant value, and our brand is an important factor in the marketing of our products and services to consumers and merchants. We rely on both registrations and common law protections for our trademarks. However, we may be unable to prevent competitors or other third parties from acquiring or using trademarks, service marks, or other intellectual property or proprietary rights that are similar to, infringe upon, misappropriate, dilute or otherwise violate or diminish the value of our trademarks and service marks and our other intellectual property and proprietary rights. The value of our intellectual property and other proprietary rights could diminish if others assert rights in or ownership of our intellectual property or other proprietary rights or in trademarks or service marks that are similar to ours, which could harm our corporate or brand identity and lead to customer confusion. There is a risk that our trademarks and other intellectual property rights may not be adequate to protect our brand or proprietary technology, or may conflict with the registered trademarks or other intellectual property rights of other companies. This could require us to rebrand our solutions, products and services (which could result in loss of goodwill and brand recognition and require additional advertising and marketing expenditures), obtain costly licenses, defend against third-party claims, or substantially change our products, services or solutions. If such risks manifest, we may not be able to compete effectively and may be required to expend considerable resources, including by diverting the attention of our management, any of which could adversely affect our business, results of operations, financial condition and future prospects.
While our software and other proprietary works of authorship may be protected under copyright laws, we have not registered any copyrights in these works. While registration is not necessary to benefit from copyright protection, registration provides additional benefits in certain jurisdictions, and is required to bring a copyright infringement lawsuit in the United States. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited in certain jurisdictions.
We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. We require our employees and third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties with whom we share confidential or proprietary information to enter into nondisclosure and confidentiality agreements or to be bound by professional, fiduciary or other contractual obligations requiring the applicable third party to protect our trade secrets, proprietary know-how and other confidential or proprietary information, including those related to our material proprietary AI models. However, we cannot guarantee that we have entered into agreements containing such obligations with each party that has been involved in the development of intellectual property for us or that has, or may have had, access to trade secrets, proprietary know-how and other confidential or proprietary information. Our contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our trade secrets, proprietary know-how and other confidential information, or may fail to provide an adequate remedy in the event of an unauthorized disclosure or misuse of such information. Any unauthorized disclosure or use of our trade secrets, proprietary know-how or other confidential or proprietary information could make it more expensive to operate our network, erode any competitive advantage we have and result in a pricing pressure on our solutions, products and services, any of which could adversely affect our business, results of operations, financial condition and future prospects.
The measures we have put in place may not prevent misappropriation, infringement or other violations of our intellectual property or other proprietary rights or information, and any resulting loss of competitive advantage. We may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement or other violations by others, which is expensive, could cause a diversion of financial, managerial, operational and other resources, and may not be successful even when our rights have been infringed, misappropriated or otherwise violated. Our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights. If such defenses, counterclaims or countersuits are successful, it could diminish or we could otherwise lose valuable intellectual property and other proprietary rights. Due to the significant amount of discovery required in connection with intellectual property litigation, our confidential information could also be compromised by disclosure during litigation.
In addition, while in some cases a third party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.
Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. In addition, changes in the law or adverse court rulings in countries where we conduct research and development may affect our intellectual property rights, including with respect to ownership, distribution and use of such intellectual property, or increase the costs of protecting or defending our intellectual property rights. Further, the laws of some foreign countries may not be as protective of intellectual property and other proprietary rights as those in the EU or the United States, and the mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Any of the foregoing could adversely affect our business, results of operations, financial condition and future prospects.
Third parties may claim that we infringe, misappropriate or otherwise violate their intellectual property rights.
Our success depends in part on our ability to develop and commercialize our solutions, products and services without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of third parties. Third parties have from time to time alleged, and may allege in the future, that our products and services infringe, misappropriate or otherwise violate third-party intellectual property or other proprietary rights. We may also, from time to time, become involved in disputes, including actual or threatened litigation, concerning these rights. Relatedly, competitors or other third parties may allege that service providers or other third parties retained or indemnified by us infringe on, misappropriate or otherwise violate such competitors’ or other third parties’ intellectual property or other proprietary rights. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us.
Claims of infringement, misappropriation or other violation may be extremely broad, and it may not be possible for us to operate our network and conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. We also may be unaware of third-party intellectual property or other proprietary rights that cover or otherwise relate to some or all of our products and services.
Any claims of intellectual property infringement, misappropriation or other violation against us, regardless of merit, may:
•require us to spend significant amounts of time and other resources to defend against the claim (even if we ultimately prevail);
•result in significant monetary damages, loss of revenue or the payment of substantial royalty or license fees, settlement payments or other damages;
•require us to indemnify our customers or third-party service providers;
•result in the loss of access to, and use of, relevant systems, processes, technologies or other intellectual property, temporarily or permanently;
•require us to cease offering certain products, services or solutions;
•require us to obtain additional licenses, which may not be available on commercially reasonable terms or at all; or
•require us to redesign or reengineer aspects of our network, products, services, solutions or functionality therein, any of which could be costly, time-consuming or not technically or economically feasible.
Moreover, the volume of intellectual property-related claims and the mere specter of threatened litigation could distract our management from the daily operations of our business. Some of the aforementioned risks of infringement, misappropriation or other violation, in particular with respect to patents, are potentially heightened due to the nature of our business, industry and intellectual property portfolio. For instance, it has become common in recent years for certain third parties in the United States to purchase patents or other intellectual property assets for the sole purpose of making claims of infringement, misappropriation or other violation in an attempt to extract settlements from companies such as ours. Relatedly, we do not currently have a large patent portfolio, which could otherwise assist us in deterring patent infringement claims from third parties through our ability to bring patent infringement counterclaims using our own patent portfolio. In addition to the previously mentioned impacts of intellectual property-related litigation, while in some cases a third party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.
We are subject to complex and evolving laws, regulations, rules, standards, contractual obligations and other requirements regarding data privacy and cybersecurity.
In connection with the operation of our business, we collect, use, store, disclose, transfer and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information” or similar terms under applicable data privacy laws, including from and about actual and prospective customers, as well as our employees and business partners. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process personal information on our behalf. The complexity of the evolving data privacy and cybersecurity regulatory environment presents various material risks to our operations, as more fully described below.
We and our vendors operate in a complex and evolving regulatory environment with regard to data privacy and cybersecurity and are subject to a variety of data privacy and cybersecurity laws, rules, regulations, standards and other requirements, including those that apply generally to the handling of personal information and those that are specific to certain industries, sectors, contexts or locations. These requirements, and their application, interpretation and amendment, are constantly evolving. Failure to comply with the laws, regulations, rules, standards, contractual obligations and other requirements to which we are subject could expose us to liability and/or reputational damage. Compliance with these laws, regulations, rules and standards, as well as any new laws, regulations, rules and standards and other requirements or amendments to or changes in interpretations of existing laws, regulations, rules and standards and other requirements, may, from time to time, require us to update our policies, procedures and technology for data privacy and cybersecurity, which could, among other things, make us vulnerable to operational failures and to monetary penalties for breach of such laws, regulations, rules and standards.
For example, we are subject to the EU GDPR, the U.K. GDPR, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), the Gramm-Leach Bliley Act (the “GLBA”) and the PCI-DSS. In addition to the various data privacy and cybersecurity laws and regulations already in place, many jurisdictions are increasingly adopting laws and regulations adopting comprehensive data privacy and cybersecurity obligations, which may be more stringent, broader in scope or offer greater individual rights with respect to personal information than existing laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. See “Business—Data Privacy and Cybersecurity” for more information regarding applicable data privacy and cybersecurity laws and regulations.
In addition, federal, state and international governmental authorities continue to evaluate the data privacy and cybersecurity implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. In the United States, we are subject to evolving privacy laws, regulations and standards covering cookies, tracking technologies and e-marketing. Numerous class-action suits under federal and state laws have been filed recently against companies that utilize third-party tracking technologies, alleging violations of consumer protection laws and invasions of privacy due to lack of adequate notice and/or consent prior to use of such technologies. In the EU and U.K., informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. The EU GDPR and U.K. GDPR impose conditions on obtaining valid consent for cookies, including a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. As a result, we may have to develop alternative means to determine our customers’ behavior, customize their online experience or efficiently market to them if customers block cookies or if additional barriers to collecting data via cookies or other tracking technologies are introduced via laws, regulations, or providers of consumer devices or web browsers. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, adversely affect our business, financial condition, results of operations and future prospects.
The implementation of these laws and regulations requires continuous updates to our data management practices, systems and processes to ensure compliance and, as a result, we may not at all times be fully and technically compliant with such regulations. We have in the past, and may in the future, receive complaints or notifications from third parties alleging that we have violated applicable data privacy and cybersecurity laws and regulations. Noncompliance, or perceived noncompliance, with these laws has in the past, and may in the future, lead to regulatory investigations, legal actions and proceedings against us by governmental entities, consumers, data subjects or others, penalties and reputational damage. For example, from 2022 to 2024, we received 13 reprimands from the Swedish Data Protection Authority in relation to our failure to handle data subject rights requests and ensure security of personal data in accordance with EU GDPR requirements, and in 2022, we were fined SEK 7.5 million ($715 thousand) by the Swedish Data Protection Authority for inadequacies in our privacy notice, which allegedly resulted in violations of data subjects’ right to information under the EU GDPR. In addition, we are presently subject to two ongoing investigations by the Swedish Data Protection Authority relating to, in one case, our processes for verifying an individual’s identity when a data subject access request is submitted and, in the other case, our use of tracking technologies to pre-fill forms for returning customers. As a result of these ongoing investigations, we may be subject to reputational harm, regulatory fines or other penalties, or orders to cease or change our data processing activities in a manner that would be adverse to our business or require us to incur substantial costs.
As our network and operations continue to expand, we must adapt to a diverse array of data privacy and cybersecurity laws and regulations, each with its own requirements and enforcement practices. This diversity leads to increased compliance costs and operational risks, as well as potential consumer confusion and reluctance to provide necessary data. In addition, compliance with obligations imposed by data privacy and cybersecurity legislation requires investment in appropriate technical or organizational measures designed to safeguard the rights and freedoms of data subjects. Such investment may result in significant costs to our business and may require us to modify certain of our business practices. Moreover, enforcement actions, investigations and the imposition of substantial fines and penalties by regulatory authorities as a result of data privacy and cybersecurity violations have increased over the past several years. For instance, violations of the EU GDPR or U.K. GDPR can result in fines up to €20.0 million/£17.5 million or 4% of annual global revenue, whichever is higher. Since we are under the supervision of relevant data protection authorities in both the EEA and the U.K., we may be fined under both the EU GDPR and U.K. GDPR for the same violation. In addition to fines, a breach of the EU GDPR or U.K. GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims, including class actions.
While we strive to publish and prominently display privacy policies that are accurate and comprehensive, and enter into data processing agreements with all third-party providers who process personal information on our behalf in compliance with applicable laws, regulations, rules and standards, these laws, regulations, rules and standards are in some cases relatively new and the interpretation and application of these laws, regulations, rules and standards are uncertain, and we cannot ensure that our privacy policies, data processing agreements and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. In addition, although we endeavor to comply with our privacy policies and ensure that our third-party providers comply with our data processing agreements, as applicable, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about data privacy and cybersecurity can subject us to potential government or legal action if they are found to be deceptive, unfair or not representative of our actual practices. Any concerns about our data privacy and cybersecurity practices, even if unfounded, could damage our reputation and adversely affect our business.
Any failure or perceived failure by us or our third-party providers to comply with our privacy policies, or applicable data privacy and cybersecurity laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation, including class actions. Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our solutions, products and services, cause the loss of customer trust and result in legal liability, any of which could adversely affect our business, financial condition, results of operations and future prospects.
We or our third-party providers may fail to protect confidential information, including personal information, and/or experience data breaches and other cybersecurity incidents.
We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party providers engage in the collection, storage, transmission and other processing of customers’ personal information, including names, addresses, identification numbers, account numbers, account balances and loan positions, as well as proprietary information belonging to our business, such as trade secrets (collectively, “Confidential Information”). Although we devote considerable efforts, time and resources to our cybersecurity program, including adhering to industry-recognized frameworks and standards, employing regular IT Systems monitoring and audits and providing training to our employees, we cannot eliminate all risks from data breaches and other cybersecurity incidents or provide assurances that we have not experienced in the past, or will not experience in the future, an undetected data breach or other cybersecurity incident.
We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information. Our IT Systems have in the past been, and in the future may be, vulnerable to data breaches and other cybersecurity incidents, and third parties may be able to access our customers’ Confidential Information, including card data, that is stored on or accessible through those systems. These data breaches and cybersecurity incidents have included, or may in the future include, among other things: viruses, malware or other malicious code, ransomware, software bugs, deceptive social engineering campaigns (also known as “phishing” or “spoofing”), credential stuffing, account takeovers, loss or theft of assets, employee errors or malfeasance, third-party errors or malfeasance, as well as system and network failures and other similar cybersecurity events, which could result in the loss of, unauthorized access to or disclosure of, or the misuse or misappropriation of, Confidential Information. In addition, our security measures have in the past been breached, and may in the future be breached, due to human error, accidental technological failures, system errors or vulnerabilities or other irregularities. Further, many of our employees regularly work remotely or in coworking shared spaces, which has caused, and may cause in the future, heightened vulnerability to data breaches and other cybersecurity incidents. Additionally, integration of AI in our or any of our service providers’ operations, products, services or solutions is expected to pose new or unknown cybersecurity risks and challenges. If our or our third-party providers’ protection efforts are unsuccessful and our systems or product, services or solutions are compromised, our business, financial condition and results of operations may be adversely affected. Because our solutions, products and services may be integrated with our customers’ systems and processes, circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity and availability of our customers’ own IT Systems and/or our customers’ Confidential Information.
An increasing number of organizations, including large customers and businesses, other large financial technology companies and financial and government institutions, have disclosed data breaches and other cybersecurity incidents, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. Cybersecurity risks for financial and technology companies such as ours have significantly increased recently, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state and state-supported actors.
The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. Such threats may see their frequency increased and effectiveness enhanced by the use of AI. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose usernames, passwords, payment card information or other sensitive information, which may in turn be used to access our IT Systems, or installing malicious software. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid an adverse impact to our IT Systems, Confidential Information or business. Further, these risks may be heightened in connection with ongoing global conflicts such as Russia’s invasion of Ukraine or the conflict in Israel and the Gaza Strip. As these threats continually evolve, we may be required to devote substantial additional resources to modify or enhance our operational or security systems and networks and our cybersecurity program. We believe that we are likely to continue to be a target of such threats and attacks. For example, we have been subject to incidents relating to human errors that have resulted in the accidental disclosure of personal information to third parties, and third-party cyberattacks on our and our vendor IT Systems. Although these incidents have not materially impacted our reputation, business, financial condition or results of operations, we cannot guarantee that such a cyberattack or incident will not occur in the future and have a material impact on our business. Due to the size and complexity of our technology network and services, the amount of personal information and other data that we store and the number of customers, merchants, partners, employees and third-party providers with access to personal information and other data, we may be the target of a variety of intentional and inadvertent cybersecurity incidents and threats, which could adversely affect our reputation, business, financial condition, results of operations and future prospects.
We have developed systems and processes that are designed to protect our networks, applications, accounts and the confidentiality, integrity and availability of data and our IT Systems and to prevent data loss and other cybersecurity incidents and we expect to continue to expend significant additional resources to bolster these protections. At the same time, these security measures cannot provide absolute security and there can be no assurance that our safety and security measures (and those of our third-party providers) will detect or prevent a data breach, other cybersecurity incident or other instances of unauthorized disclosure of confidential information, or be effective in protecting our IT Systems and Confidential Information.
Any actual or perceived data breaches, other cybersecurity incidents or similar incidents of unauthorized disclosure of confidential information experienced by us or our third-party service providers could interrupt our operations, result in our systems or services being unavailable, result in the loss, compromise corruption or improper disclosure of data, including personal information, subject us to regulatory or administrative investigations and orders, litigation (including class actions), disputes, sanctions, indemnity obligations, damages for contract breach or penalties for violation of applicable laws or regulations including restoration or remediation costs, impair our ability to provide our solutions and meet our customers’ requirements, materially harm our reputation and brand, result in significant legal and financial exposure (including customer claims), lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business, financial condition and results of operations. In addition, data breaches and other cybersecurity incidents at our customers, merchants, partners or third-party service providers (including data center and cloud computing providers) could have similar negative effects. We could be forced to expend significant financial and operational resources in response to a cybersecurity incident, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel and materially and adversely affect our business, financial condition, results of operations and future prospects.
Specifically, because we leverage third-party providers, including cloud, software, data center and other critical technology vendors to deliver our solutions to our customers, we rely heavily on the cybersecurity technology practices and policies adopted by these third-party providers. Such third-party providers have access to personal information and other data about our customers and employees, and some of these providers in turn subcontract with other third-party providers. While we generally perform cybersecurity diligence on our key third-party providers, we do not control our third-party providers, and our ability to monitor their cybersecurity measures is limited. Some of our third-party providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from data breaches or other cybersecurity incidents. A vulnerability in a third-party provider’s software or systems, a failure of our third-party providers’ safeguards, policies or procedures, or a breach of a third-party provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. Due to applicable laws and regulations or contractual obligations, we may be held responsible for data breaches or other cybersecurity incidents attributed to our service providers as they relate to the information we share with them.
Many jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of cybersecurity incidents involving certain types of data or IT systems or of other instances of unauthorized or inadvertent disclosure of confidential information, including personal information. Assessing our notification obligations following such incidents may require costly investigative resources and complicated decision-making based on incomplete information, often within limited periods of time. We experienced in the past, and may experience in the future, cybersecurity incidents or other instances of unauthorized or inadvertent disclosure of confidential information after which we notified affected individuals, regulatory authorities or other authorities based on the information available at the time. Although we strive to comply with our notification obligations following such incidents, we may fail, or be alleged to have failed, to do so in the prescribed manner and/or timeframe, or at all. Any such actual or alleged failure may expose us to increased liability or negative publicity. Cybersecurity incidents or other instances of unauthorized or inadvertent disclosure of confidential information experienced by us, our customers, third-party service providers or other companies in our industry may similarly lead to public disclosures and widespread negative publicity, which, in turn, could erode customer confidence in the effectiveness of our security measures or those employed by our counterparties or our industry in general. This, in turn, could negatively impact our ability to attract new customers, cause existing customers to elect not to renew or expand their use of our network, services and products or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, financial condition, results of operations and future prospects.
Likewise, agreements with our bank partners, service providers and other third parties may require us to notify them in the event of a cybersecurity incident. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and alleviate problems caused by the actual or perceived cybersecurity incident. Further, a data breach or other cybersecurity incident impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may give rise to a merchants’, partners’ and other third parties’ right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent third parties from potentially terminating their contracts with us. Furthermore, although our third-party contracts typically include limitations on our potential liability, we cannot guarantee that such limitations of liability would be adequate or enforceable.
Additionally, although we maintain insurance policies covering cybersecurity incidents, such policies may not be adequate to reimburse us for losses caused by cybersecurity incidents, and we may not be able to collect fully, if at all, under these policies. We cannot ensure that such insurance will continue to be available to us on commercially reasonable terms, or at all, or that our insurers will not deny coverage with respect to any particular incident. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases in or the imposition of large deductible or coinsurance requirements, could adversely affect our business, financial condition, results of operations and future prospects.
Risks Related to This Offering and Ownership of Our Ordinary Shares
An active trading market for our ordinary shares may never develop or be sustained.
Prior to this offering, there has not been a public trading market for our ordinary shares. It is possible that an active trading market for our ordinary shares will not develop or continue or, if developed, that it will not be sustained, which would make it difficult for you to sell your ordinary shares at an attractive price or at all. The initial public offering price per share will be determined by agreement between us and the underwriters and may not be indicative of the price at which our ordinary shares will trade in the public market after this offering. The market price of our ordinary shares may decline below the initial public offering price, and you may not be able to sell your ordinary shares at or above the price you paid in this offering or at all.
The market price of our ordinary shares may be volatile.
Even if a trading market develops, the market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market and political conditions, could reduce the market price of our ordinary shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our results of operations, additions or departures of key management personnel, the loss of key funding sources or merchants and changes in our earnings estimates (if provided). Also, the publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional shareholders and increases in market interest rates that may lead investors in our ordinary shares to demand a higher yield could result in the significant decrease of the market price of our ordinary shares. As a result, you may be unable to resell your ordinary shares at or above the initial public offering price or at all.
These broad market and industry factors may decrease the market price of our ordinary shares, regardless of our actual operating performance. The stock market in general has, from time to time,

experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
The multi-class structure of our share capital has the effect of concentrating voting control with those shareholders who held our share capital prior to this offering, including our Co-Founder and Chief Executive Officer, which will limit your ability to influence the outcome of matters submitted to our shareholders for approval, may result in additional future dilution of your voting and economic power and may adversely affect the value of your ordinary shares.
Each ordinary share is entitled to one vote per share and to ratably participate in dividends that we may pay in the future as well as our assets remaining upon our liquidation, dissolution or winding up. Each Class B share will be entitled to ten votes per share but will have no dividend or other effective economic rights. We will issue one Class B share in the form of a bonus issue for each ordinary share to all of our shareholders who hold our ordinary shares immediately prior to the completion of this offering. We will not issue any Class B shares following this offering and our Class B shares are not transferable. For five years following this offering, we may also issue Class C shares to Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer, and to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service. Each Class C share will be entitled to ten votes per share and to ratably participate in dividends and our assets remaining upon our liquidation, dissolution or winding up but only to half the extent of one ordinary share (on a per share basis). We will not issue any Class C shares in the number that would make the voting rights corresponding to all such Class C shares outstanding at any time exceed 15% of the voting rights corresponding to all of our shares outstanding immediately prior to this offering. Our Class C shares cannot be transferred, other than in specified circumstances to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service. Class C shares can also be issued upon the exercise of Class C options that may be granted to Mr. Siemiatkowski. Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options.
Following certain transfers of interests in our ordinary shares by holders of our Class B shares or their affiliates, a related number of their Class B shares will automatically convert into deferred shares, which have no voting rights. Such deferred shares will have no effective economic rights because they will not have a right to dividends and will participate in any liquidation, dissolution or winding up only after we distributed to holders of our share capital $10.0 million for each ordinary share and $5.0 million for each Class C share they hold, which we do not expect to occur. In addition, Class C shares will be redesignated into ordinary shares and deferred shares: (i) at the election of the holder; (ii) if they are transferred (other than in permitted circumstances); (iii) if Mr. Siemiatkowski and his related or affiliated persons cease to beneficially own the relevant Class C shares; (iv) if Mr. Siemiatkowski ceases to provide services to us; and (v) in other specified circumstances. All Class C shares will also automatically redesignate after 20 years from this offering. In each case, every two Class C shares will redesignate into one ordinary share and one deferred share.
As a result of our multi-class share capital structure described above, immediately following the completion of this offering, our current shareholders (who will receive Class B shares in respect of their ordinary shares immediately prior to the completion of this offering) will hold           % of the voting power of our outstanding ordinary shares and Class B shares, with our directors, executive officers and holders of 5% or more of any class of our voting securities and their respective affiliates holding in the aggregate           % of the voting power of our ordinary shares and Class B shares. Because of the ten-to-one voting ratio between our Class B shares and ordinary shares, respectively, our current shareholders will continue to control a majority of the combined voting power of our share capital and therefore will be able to control all matters submitted to our shareholders for approval. For example, based on the number of ordinary shares and Class B shares outstanding immediately following this offering and assuming no issuances of additional ordinary shares or Class C shares, approximately           % of our ordinary shares would need to be resold or otherwise transferred by our existing shareholders in a manner that results in a forfeiture by them of a related number of Class B shares for such shareholders to collectively own less than the majority of our voting power. In addition, future issuances of Class C shares (including following the exercise of Class C options) to Mr. Siemiatkowski may further concentrate control in the hands of our existing shareholders. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of our directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval. In addition, our multi-class share capital structure may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interests as one of our shareholders.
Certain transfers of interests in our ordinary shares by holders of our Class B shares or their affiliates will result in a related number of Class B shares converting to deferred shares with no voting or effective economic rights, subject to limited exceptions noted above and set forth in our amended and restated articles of association. The conversion of our Class B shares to deferred shares will have the effect, over time, of increasing the relative voting power of those holders of our Class B shares who retain their ordinary shares in the long term. Consequently, it is possible that one or more of the persons or entities holding our Class B shares could gain significant voting control as other holders of our Class B shares sell their ordinary shares. In addition, future issuances of Class C shares (including following the exercise of options to acquire Class C shares) to Mr. Siemiatkowski and his related and affiliated parties would further increase his relative voting power, in particular following the redesignation of Class B shares held by our other current shareholders. Any concentrated control in the hands of one or several of our shareholders, including Mr. Siemiatkowski, may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of our sale and might ultimately affect the market price of our ordinary shares. Further, the separation between voting power and economic interests could cause conflicts of interest between our current shareholders, including Mr. Siemiatkowski, and our other shareholders, which, subject to applicable law, may result in our current shareholders undertaking, or causing us to undertake, actions that would be desirable for them but would not be desirable for our other shareholders. Finally, future issuances of Class C shares, including following the exercise of Class C options, would also dilute the economic and voting rights of our then-existing shareholders. See the section titled “Description of Share Capital and Articles of Association” included elsewhere in this prospectus for additional information about our multi-class share capital structure.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow U.K. legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to English law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, the market for our ordinary shares may be less active or more volatile.
We are subject to various change-in-control or similar regimes, which may require investors or us to obtain certain regulatory approvals prior to completing changes in our shareholdings, control or corporate structure.
Investors may be required to obtain various regulatory consents or permissions, or comply with additional requirements and procedures, before acquiring significant interest in, or control over, directly or indirectly, certain of our regulated subsidiaries, including Klarna Bank. It is generally expected that any investor proposing to acquire more than 9.99% of our ordinary shares or voting power, directly or indirectly, or proposing to increase its existing holdings above any of the thresholds of 10%, 20%, 30% or 50%, would likely be required, by virtue of us controlling a number of regulated entities, to obtain approval from multiple regulators in different jurisdictions, including from regulators that may not currently supervise us or any of our subsidiaries (as a result of, for example, changes in applicable laws and regulations, internal reorganization, our future expansion into additional geographies or offerings, or acquisitions of new regulated entities). For example, the Financial Services and Markets Act of 2000 generally provides that prior approval from the FCA must be obtained in connection with any transaction resulting in a person or an entity holding, directly or indirectly, 10% or more of the equity or voting power of a U.K. authorized person or the parent of a U.K. authorized person. Therefore, for so long as we remain the parent entity of KFSUK, our U.K. authorized subsidiary subject to the FCA supervision, any person wanting to acquire 10% or more of our shares will need to first obtain authorization from the FCA. Any failure to do so could subject the acquirer to various penalties, including criminal ones. Similar restrictions and limitations also apply to us because we control a number of licensed entities in the United States and in the EEA that are subject to regulatory oversight and supervision by various regulatory agencies in such jurisdictions. At the same time, the restrictions discussed above may limit our flexibility in managing our corporate structure, including with respect to disposition of our regulated subsidiaries, which could adversely affect our business, financial condition, results of operations and future prospects.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by nonresidents of the United States or (b)(1) a majority of our executive officers or directors must not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer. These costs will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under the laws of England and Wales. The rights of holders of our ordinary shares are governed by English law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, as an example, the Delaware General Corporation Law relating to shareholders’ rights and protections. As a result, the rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions.
As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
We are a public limited company incorporated under the laws of England and Wales. English law provides that, subject to certain exceptions (including the allotment, or the grant, of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting.
English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period expiring on March 3, 2030, which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or for any shorter period). English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”
As a foreign private issuer within the meaning of the NYSE corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors.
In addition, while we expect to voluntarily follow most NYSE corporate governance rules, we intend to take advantage of certain exemptions, including, but not limited to, exemptions from:
•the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity compensation or purchase plans or other equity compensation arrangements. We will follow English law with respect to any requirement to obtain shareholder approval in connection with such issuances;
•the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year. There is no similar requirement under English law. As a result, our independent directors may choose to meet in executive session at their discretion;
•the requirement to disclose within four business days any determination to grant a waiver of the Code of Conduct (as defined herein) to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, English law does not prescribe a specific timeline for such disclosure; and
•the quorum requirements applicable to meetings of shareholders. Such quorum requirements are not prescribed by English law. In accordance with generally accepted business practice, our amended and restated articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.
We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
Forum selection provisions included in our articles of association to be effective in connection with this offering could limit investors’ ability to obtain a favorable judicial forum for disputes with us or impose additional litigation costs on our shareholders.
Our articles of association, to be effective in connection with this offering, will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act, including applicable claims arising out of this offering. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder. These choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. In particular, the courts of England and Wales and U.S. federal district courts may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.

At the same time, similar forum provisions in other companies’ organizational documents have been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations and future prospects.
It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.
The ability of holders of our ordinary shares to bring an action against us or the members of our board of directors may be limited under law. We are a public limited company incorporated in England and Wales. The rights of holders of our ordinary shares are governed by English law and by our articles of association. The rights of holders of our ordinary shares differ from the rights of shareholders in typical U.S. corporations and some other non-U.K. companies. In particular, English law currently significantly limits the circumstances under which the shareholders of English companies may bring derivative actions. Under English law, in most cases, only the company may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against it and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a U.S. company. In addition, it may not be possible for holders of the ordinary shares outside the United Kingdom to enforce any judgments in civil or commercial matters or any judgments in securities laws of countries other than the United Kingdom against some or all of our directors or executive officers who are resident in the United Kingdom or countries other than those in which judgment is made.
In addition, most of our assets are not located in the United States. If proceedings are brought in the courts of England or Wales seeking to enforce our obligations in respect of our ordinary shares, we may not be required to discharge our obligations in a currency other than pounds. Under England and Wales change control laws, an obligation in England and Wales to pay amounts denominated in a currency other than pounds may only be satisfied in England and Wales currency at the exchange rate in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-English or non-Welsh investors with full compensation for any claim arising out of or related to our obligations under our ordinary shares.
Substantial future sales of our ordinary shares in the public market could cause the trading price of our ordinary shares to fall.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell their ordinary shares, could decrease the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.
After this offering, we will have  ordinary shares outstanding based on the number of ordinary shares outstanding as of March 31, 2025, after giving effect to the Subsequent 2025 Share Issuances. This includes the ordinary shares that we and the selling shareholders are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by persons otherwise restricted from selling. Of the remaining ordinary shares,          are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after this offering, as more fully described in the section of this prospectus titled “Ordinary Shares Eligible for Future Sale.” The lock-up agreements include customary exceptions, and the representatives of the underwriters may release some or all of the ordinary shares subject to lock-up agreements at any time and without notice, which would allow for earlier sales of ordinary shares in the public market.

We also intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus titled “Underwriting.”
All of the potential sales described above could cause the trading price of our ordinary shares to fall and make it more difficult for you to sell ordinary shares.
The issuance by us of additional equity securities, including Class C shares, may dilute your ownership and adversely affect the market price of our ordinary shares.
After this offering and the use of proceeds to us therefrom, we will have the authority to allot shares with an aggregate nominal value of $          (which corresponds to           ordinary shares of $0.0001 nominal value each), subject to the terms of such authority granted by our shareholders. Our articles of association authorize us to issue these ordinary shares and rights relating to our ordinary shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions, partnership agreements with merchants, or otherwise. In addition, for five years following this offering, we may issue to Mr. Siemiatkowski Class C shares, including as a result of the exercise of Class C options pursuant to which he can elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options. Any ordinary shares or Class C shares that we issue, including under any equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase our ordinary shares in this offering.
In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional ordinary shares or securities convertible into our ordinary shares or offering debt or other securities. We could also issue our ordinary shares or securities convertible into our ordinary shares or debt or other securities in connection with acquisitions or other strategic transactions. Issuing additional ordinary shares, Class C shares or securities convertible into our ordinary shares or debt or other securities may dilute the economic and voting rights of our existing shareholders and would likely reduce the market price of our ordinary shares. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution on our distributable assets prior to the holders of our ordinary shares. Debt securities convertible into equity securities could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distribution or preferences with respect to dividend payments that could limit our ability to pay dividends to the holders of our ordinary shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future offerings. As a result, holders of our ordinary shares bear the risk that our future offerings may reduce the market price of our ordinary shares and dilute their shareholdings in us.
Investors in this offering will experience immediate and substantial dilution as a result of this offering.
The initial public offering price of our ordinary shares will be substantially higher than the as adjusted net tangible book value per ordinary share outstanding immediately after this offering. Based on the assumed initial public offering price of $          per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and our net tangible book value as of March 31, 2025 (after giving effect to the Subsequent 2025 Share Issuances), if you purchase our ordinary shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $     per share in as adjusted net tangible book value. Furthermore, if the underwriters exercise their option to purchase additional ordinary shares, if any of our outstanding warrants are exercised or outstanding RSUs are vested, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional ordinary shares, you could experience further dilution. As a result of the dilution to investors purchasing ordinary shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution.”
We may not pay any cash dividends in the foreseeable future.
We have never declared or paid cash dividends on our capital shares. Under current English law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (on a nonconsolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. As a result, capital appreciation, if any, on our ordinary shares may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your ordinary shares at or above the offering price. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. See “Dividend Policy.”
Requirements associated with being a public company in the United States will require significant resources and management attention.
As a public company in the United States, we expect to incur significant legal, accounting, reporting and other expenses that we have not incurred to date, including costs associated with public company reporting requirements. We also have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC, the listing requirements of the NYSE and various other costs of a public company. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. These rules and regulations may increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors and board committees and serve as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.
The multi-class structure of our share capital may adversely affect the trading market for our ordinary shares.
Certain stock index providers have excluded companies with multiple classes of shares from being added to their stock indices. Accordingly, the multi-class structure of share capital would make us ineligible for inclusion in indices with such restrictions and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices may not invest in our ordinary shares. In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such advisory firms may publish negative commentary about our corporate governance practices or our capital structure, which may dissuade large institutional investors from purchasing our ordinary shares. These actions could make our ordinary shares less attractive to other investors and may adversely affect the market for our ordinary shares, including their price.
We have broad discretion over the use of net proceeds from this offering and we may not use them effectively.
We will not receive any proceeds from the sale of our ordinary shares in this offering by the selling shareholders. We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these proceeds effectively could harm our business, results of operations, financial condition and future prospects. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our ordinary shares.
If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price and trading volume of our ordinary shares could decline.
The trading market for our ordinary shares will depend, in part, on the research and reports that securities and industry analysts publish about us and our business. Securities and industry analysts do not currently, and may never, cover our company. If securities and industry analysts do not commence coverage of our company, the price of our ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price and trading volume of our ordinary shares to decline.
There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes (“PFIC”) for the current or any future taxable year, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.
We will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the value of our assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest (including interest-equivalent income or other amounts treated as interest), gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash equivalents are generally passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding its proportionate share of the assets, and receiving directly its proportionate share of the income, of such other corporation.
Based upon the estimated value of our assets, the nature and composition of our income and assets and the application of an exception applicable to certain banks (under which interest, income equivalent to interest and certain other types of income earned by certain banks are treated as active for purposes of the PFIC rules), we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that cannot be determined until after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time, as well as our qualification for the active banking exception described above, which is pursuant to proposed Treasury regulations. Although under current IRS guidance these proposed Treasury regulations can be relied upon prior to their finalization, there is no assurance that the IRS will agree with our conclusion regarding the applicability of the proposed regulations to our circumstances or that the proposed regulations will be finalized in their current form. Moreover, the total value of our assets (including goodwill and other intangibles) may be determined, in part, by reference to the market price of our ordinary shares from time to time, which may fluctuate. Accordingly, if our market capitalization declines while we hold a substantial amount of cash, cash equivalents or other passive assets for any taxable year (including, for the current taxable year, cash raised in this offering), we may be a PFIC for that taxable year. For these reasons, we can give no assurance that we will not be a PFIC for our current or any future taxable year. Due to the factual nature of the determination of our PFIC status, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owns our ordinary shares, the U.S. investor may be subject to adverse tax consequences (even if we cease to be a PFIC in subsequent taxable years), including an increased tax liability on dispositions of our ordinary shares or receipt of certain distributions, as well as additional reporting requirements. For a more detailed discussion of the tax consequences of a PFIC classification to U.S. investors, see the section of this prospectus titled “Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”
If our ordinary shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in our ordinary shares may be disrupted.
The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that our ordinary shares will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for any stamp duty or SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for our ordinary shares. We expect these actions, among others, will result in DTC agreeing to accept the ordinary shares for deposit and clearing within its facilities.
DTC is not obligated to accept the ordinary shares for deposit and clearing within its facilities in connection with this offering and, even if DTC does initially accept the ordinary shares, it will generally have discretion to cease to act as a depository and clearing agency for the ordinary shares, including to the extent that any changes in U.K. tax law change the stamp duty or SDRT position in relation to our ordinary shares. However, if DTC determined at any time after the completion of this offering that the shares were not eligible for continued deposit and clearance within its facilities, then we believe the shares would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could adversely affect the market price of our ordinary shares.
Transfers of our ordinary shares outside DTC may be subject to stamp duty or SDRT, in the United Kingdom, which would increase the cost of dealing in our ordinary shares.
Following this offering, we expect that our newly issued ordinary shares will be issued to a nominee for DTC, and corresponding book-entry interests credited in the facilities of DTC. Once the shares are held in DTC, trading of our shares on the exchange will take place through the transfer of book-entry interests in the shares. Under current law, no charges to U.K. stamp duty or SDRT are expected to arise on the issue of our ordinary shares into DTC’s facilities or on transfers of book-entry interests in ordinary shares within DTC’s facilities.
However, a transfer of title in our ordinary shares from within the DTC system to a purchaser out of DTC (for example, if a purchaser wished to purchase the shares in certificated form) and any subsequent transfers that occur entirely outside the DTC system will generally result in a charge to stamp duty at a rate of 0.5% (rounded up to the nearest £5) of any consideration, which is payable by the transferee of the ordinary shares. Any such duty must be paid, and the relevant transfer document, if any, confirmed as duly stamped by HMRC, before the transfer can be registered in our books. However, if those ordinary shares are redeposited into DTC, the redeposit will generally attract stamp duty or SDRT at the prevailing rate (currently, 1.5%) to be paid by the transferor, subject to any applicable exemptions or reliefs.
In connection with the completion of this offering, we expect to put in place arrangements to require that any of our ordinary shares held outside the DTC system after the completion of this offering cannot be transferred into the DTC system (for example, in connection with a redeposit into DTC described above) until the transferor has first delivered the ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT), if applicable, may be collected in connection with the initial delivery to the depositary. Before the transfer can be registered in our books, the transferor will also be required to put funds in the depositary to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of our ordinary shares.
For further information about the U.K. stamp duty and SDRT implications of holding ordinary shares (including the treatment of the transfer of our outstanding ordinary shares to DTC on completion of this offering), please see the section titled “Material Tax Considerations—Material U.K. Tax Considerations” of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “could,” “would,” “project,” “target,” “plan,” “expect,” “predict,” “potential” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our ability to retain and grow our relationships with consumers and merchants;
•our ability to obtain and maintain the necessary licenses to operate our business;
•our ability to partner with card networks, PSPs and other participants in the payments ecosystem;
•our ability to effectively balance growth and profitability in the future;
•our ability to compete successfully against current and future competitors;
•our ability to keep up with rapid technological developments and continuously innovate and develop new products, technologies and services, including in adjacent categories;
•our ability to expand into adjacent categories, enter into new geographies, increase penetration in our existing markets or otherwise capitalize on growth opportunities;
•our ability to effectively use and provide AI-powered solutions;
•our ability to maintain our funding model;
•the availability of our funding sources;
•our ability to accurately price credit risk;
•our ability to expand new revenue opportunities, such as growing our advertising revenue, or introduce new products, services or solutions;
•our future geographic, channel, product and vertical mix;
•the performance of loans facilitated through our network;
•general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business;
•our ability to implement, maintain and improve our risk management policies, procedures and methods;
•the anticipated presentation, integration and support of our network by our merchants;
•our ability to partner with banks in different geographies;
•our ability to comply with existing, amended or new laws and regulations applicable to our business;
•our ability to obtain, maintain, protect or enforce our intellectual property and other proprietary rights;

•liability associated with privacy and security of data of our consumers;
•our estimated total addressable market;
•the effect of our multi-class share capital structure; and
•our anticipated use of the net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of our ordinary shares in this offering will be approximately $                    million, based on the assumed initial public offering price of $          per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional ordinary shares, we estimate that the net proceeds to us would be approximately $                    million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of our ordinary shares in this offering by the selling shareholders.
Each $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $          . Similarly, each increase (decrease) of 1.0 million ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $          , assuming the assumed initial public offering price of $          per ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to create a public market for our ordinary shares and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities, certificates of deposit or governmental securities.
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business condition, which could change in the future. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See “Risk Factors—Risks Related to This Offering and Ownership of Our Ordinary Shares―We have broad discretion over the use of net proceeds from this offering and we may not use them effectively.”

DIVIDEND POLICY
We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.
Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (as determined on a nonconsolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Risk Factors—Risks Related to This Offering and Ownership of Our Ordinary Shares―We may not pay any cash dividends in the foreseeable future.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization (defined as liabilities and equity excluding non-controlling interests) as of March 31, 2025, as follows:
•on an actual basis;
•on an as adjusted basis, giving effect to (i) the Subsequent 2025 Share Issuances; (ii) the Class B Bonus Issue; (iii) the sale and issuance by us of                   ordinary shares in this offering, based upon the assumed initial public offering price of $                   per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iv) the Class B Redesignation.
You should read this table together with our audited consolidated financial statements and our interim condensed consolidated financial statements and their respective related notes, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Description of Share Capital and Articles of Association” that are included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	As Adjusted
	($ in millions, except for share counts)
Cash and cash equivalents	$4,105	$
Total liabilities	$13,183	$
Equity:
Share capital	$—
Additional paid in capital	4,654
Other equity instruments	—
Reserves	(282)
Accumulated deficit	(2,184)
Total equity excluding non-controlling interests	$2,188	$
Total capitalization	$15,371	$
A $1.00 increase (decrease) in the assumed initial public offering price of $          per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our as adjusted cash and cash equivalents, reserves and total shareholders’ equity by $          million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) each of our as adjusted cash and cash equivalents, reserves and total shareholders’ equity by $          million, assuming the assumed initial public offering price of $          per ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of ordinary shares that will be issued and outstanding after this offering of         is based on 365,445,384 ordinary shares issued and outstanding as of March 31, 2025, and includes an aggregate of          of our ordinary shares issued in the Subsequent 2025 Share Issuances.
The number of ordinary shares that will be issued and outstanding after this offering excludes:
•                ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in exchange for Larkan shares issuable upon vesting of RSUs that were awarded to our employees, including our executive officers, prior to, and outstanding as of, March 31, 2025 (the number of which (i) reflects the forfeiture and vesting of an aggregate of       RSUs after that date and (ii) gives effect to tax withholding of Larkan shares to satisfy associated estimated income tax obligations at an assumed            % tax withholding rate, which is the estimated blended tax rate applicable to such RSU holders);
•                ordinary shares (which number assumes the initial public offering price of $     per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in exchange for Larkan shares issuable upon vesting of RSUs awarded to our employees, including our executive officers, after March 31, 2025 (the number of which gives effect to tax withholding of Larkan shares to satisfy associated estimated income tax obligations at an assumed           % tax withholding rate, which is the estimated blended tax rate applicable to such RSU holders);
•                ordinary shares (which number assumes the initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in exchange for Larkan shares issued after March 31, 2025 upon vesting of RSUs awarded to our employees, including our executive officers;
•                ordinary shares issuable upon exercise of share warrants and options issued by us prior to, and outstanding as of, March 31, 2025, including the OnePay warrants, with a weighted average exercise price of $        and a weighted average remaining life of       years, of which        are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have exercise prices below $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•                ordinary shares issuable upon exercise of share warrants and options issued by us after March 31, 2025, with a weighted average exercise price of $         and a weighted average remaining life of          years, of which          are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have exercise prices below $         per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•                ordinary shares issuable upon exercise of share warrants issued by our subsidiary prior to, and outstanding as of, March 31, 2025 (the number of which reflects the forfeiture of          share warrants and options after that date), with a weighted average exercise price of $         and a weighted average remaining life of          years, of which          are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have exercise prices below $         per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•                 ordinary shares issuable upon exercise of          Class C options, of which (i)         Class C options are currently exercisable, or will become exercisable within 60 days from the completion of this offering, and have an exercise price of $         per ordinary share, and (ii)         Class C options are not currently exercisable and will not become exercisable within 60 days from the completion of this offering, and have an exercise price of $         per ordinary share; and
•                ordinary shares reserved for issuance under our existing equity incentive plans and our long-term equity incentive plan to be adopted in connection with this offering, as more fully described under “Executive and Director Remuneration—New Equity Incentive Plan.”
The number of Class B shares that will be issued and outstanding after this offering of            is based on no Class B shares issued and outstanding as of March 31, 2025 and gives effect to the Class B Bonus Issue and the Class B Redesignation.

Other than as noted above, there have been no material changes to our capitalization since March 31, 2025.

DILUTION
If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the as further adjusted net tangible book value per ordinary share immediately after this offering.
As of March 31, 2025, we had a net tangible book value of $                    , corresponding to a net tangible book value per ordinary share of $                    , in each case, after giving effect to the Subsequent 2025 Share Issuances. Net tangible book value per ordinary share represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities divided by                    , the total number of our ordinary shares outstanding as of March 31, 2025, after giving effect to the Subsequent 2025 Share Issuances.
After giving effect to the sale by us of                    ordinary shares in this offering, at the assumed initial public offering price of $                    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of March 31, 2025 would have been $                    , or $                    per ordinary share. This represents an immediate increase in net tangible book value of $                    per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of $                    per ordinary share to investors purchasing ordinary shares in this offering at the initial public offering price.
If you invest in our ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the as adjusted net tangible book value per ordinary share immediately after this offering.
The following table illustrates this dilution to new investors purchasing ordinary shares in this offering:

Assumed initial public offering price per ordinary share		$
As adjusted net tangible book value per ordinary share as of March 31, 2025	$
Increase in net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering
As further adjusted net tangible book value per ordinary share immediately after this offering
Dilution per ordinary share to new investors in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our as further adjusted net tangible book value per share after this offering by $        per ordinary share and increase (decrease) the dilution to new investors by          per ordinary share, in each case assuming the number of ordinary shares, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of ordinary shares offered by us would increase (decrease) our as further adjusted net tangible book value by approximately $       per ordinary share and decrease (increase) the dilution to new investors by approximately $        per ordinary share, in each case assuming the assumed initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional ordinary shares in full, the as further adjusted net tangible book value per ordinary share, after giving effect to this offering, would be

$                    per ordinary share, and the dilution in net tangible book value to new investors purchasing ordinary shares in this offering would be $                    per ordinary share.
The following table summarizes, on the same as further adjusted basis as of March 31, 2025, the differences between the existing shareholders and the new investors purchasing ordinary shares in this offering, with respect to the number of ordinary shares purchased from us, the total consideration paid or to be paid to us, which includes the gross proceeds received from the issuance of our ordinary shares, and the average price per ordinary share paid or to be paid to us at the assumed initial public offering price of $                    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share
	Number	Percentage	Number	Percentage
			(in $ millions)		(in $)
Existing shareholders		%		%
New investors		%		%
Total		100%		100%
Note: Total consideration paid by existing shareholders reflects cash consideration paid by such shareholders for the ordinary shares they currently hold before any discounts, commissions or offering expenses.
Sales by the selling shareholders in this offering will cause the number of ordinary shares held by existing shareholders before this offering to be reduced to          ordinary shares, or          % of the total number of ordinary shares outstanding immediately after the completion of this offering, and will increase the number of ordinary shares held by new investors to          ordinary shares, or          % of the total number of ordinary shares outstanding immediately after the completion of this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $          per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all shareholders by $          million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by $          , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional ordinary shares. If the underwriters exercise their option to purchase additional ordinary shares in full, our existing shareholders would own          % of the total ordinary shares outstanding upon completion of this offering.
To the extent that any outstanding warrants or options to purchase our ordinary shares are exercised, RSUs are settled or new equity-based awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “About This Prospectus—Financial Statements” and “Prospectus Summary—Summary Consolidated Financial and Other Data.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
Our Mission and Vision
Our mission is to reimagine how consumers spend and save in their daily lives. We help people save time, money and reduce financial worry.
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted assistant making financial empowerment effortless.
Our Company
We are a technology company building the next-generation commerce network.
We have built one of the largest commerce networks in the world, measured by the number of consumers and merchants, serving approximately 99 million active Klarna consumers and approximately 724,000 merchants in 26 countries as of March 31, 2025, and facilitating 107 billion of GMV in the twelve months ended March 31, 2025. Our flexible and personalized products, trusted consumer brand, global distribution and proprietary scalable infrastructure are the foundations enabling us to become our consumers’ everyday spending and saving partner, available everywhere and for everything. Through our history, we have consistently innovated and challenged the status quo, evolving our network from a consumer-focused payments tool to a global commerce network that enables merchant success.
Klarna was built to address the manifold pain points in commerce today, including inefficiency, lack of trust, prevalence of fraud, impersonal relationships between consumers and merchants and high interest and credit-related fees that are harmful to consumers, merchants and society at large.
We began by pioneering a new approach to online payments, designed to bridge uncertainty in the transactions between consumers and merchants by providing short-term credit to consumers interest-free and accelerating growth for merchants. Our approach leverages differentiated underwriting capabilities, utilizes bank deposits and other low-cost funding sources and is monetized primarily by driving increased GMV for merchants on our network rather than from only charging interest to consumers. In the twelve months ended March 31, 2025, 99% of transactions conducted on our network were interest-free. This results in lower fees, which we believe drives consumers and, in turn, our merchants, to shift more of their commerce activity onto our network, aligning the financial success of our consumers and merchants with our long-term ambition of durable growth. We have also built a unique advertising solution, connecting engaged consumers to advertisers in a personalized, commerce-centric environment.
Consumers come to Klarna to pay flexibly and securely, to find goods, services and experiences that are relevant to them, and to manage their purchases and savings, all in a trusted environment. We designed our network to provide consumers with more control and flexibility over their payments, to save them time and money and to help them worry less about their finances. This allows us to become an important growth partner for merchants of all sizes, enabling them to grow their businesses and acquire new customers, convert more transactions with higher AOVs and retain customers with increased loyalty, all while establishing and fostering personal relationships with their customers. Just as card networks revolutionized the way merchants and consumers received and made payments decades ago, we have created a new type of network built upon fairness, sustainability and innovation, while removing intermediaries, complexity and fees along the way.
We accelerate commerce by connecting consumers and merchants with comprehensive payment and tailored advertising solutions, both online and offline. Our payment options provide consumers with the choice to pay however they prefer: Pay in Full settles transactions instantly, Pay Later allows consumers to complete a purchase today while deferring payment to a later date or into installments and Fair Financing allows consumers to settle payments over a longer period of time. We offer the benefits of both open and closed networks. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers. Payment options are facilitated across numerous channels, including directly at our merchants’ online or in-store checkouts, in the Klarna app, with the Klarna card or using Apple Pay or Google Pay.
We have achieved global consumer and merchant scale. Our 99 million active Klarna consumers are diverse—from a wide range of income levels and educational backgrounds—and representative of the broader population. In Sweden, our most mature market, approximately 83% of adults were active Klarna consumers as of March 31, 2025, according to our estimates. Our consumers are financially responsible, too—in the twelve months ended March 31, 2025, 99% of the consumer loans that we extended were paid on time. Merchants view Klarna as an important growth partner because of our consumer scale and global reach. Our approximately 724,000 merchants include some of the largest global brands—on average, 44% of the top 100 merchants in each of the major markets we serve, which include the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and Switzerland (based on data from eCommDB and Digital Commerce 360) used Klarna in the twelve months ended March 31, 2025 to facilitate payments, while an even greater percentage (66%) advertised on our network during the same period. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in the twelve months ended March 31, 2025. Through both our payment and advertising solutions, we help our merchants attract new customers, drive higher AOV with higher purchase frequency and offer frictionless commerce and higher conversion rates. We do all of this while allowing merchants to seamlessly integrate Klarna into their existing operations and infrastructure, retaining full control over their brands.
Klarna sits at the center of a global ecosystem. We connect an array of different financial services and commerce organizations, from PSPs, traditional banks, card networks and open banking providers, to commerce enablers, technology partners, in-store payments providers and shipping and return logistics providers, to improve the commerce experience for our consumers and merchants through a unique global network. We continue to grow our network across verticals and geographies to better serve consumers and merchants.
We believe that our credit underwriting capabilities, enabled by our proprietary data from approximately 2.9 million transactions made on average per day on our network from 99 million active Klarna consumers in the twelve months ended March 31, 2025, differentiate us from other networks. We are able to make underwriting decisions in seconds with our fully automated processes and underwrite every transaction in real time. We also provide a small spending capacity that gradually increases as consumers responsibly spend more with Klarna, and clear and transparent repayment terms that encourage borrowers to repay on time. All of this distinguishes our financing solutions from market alternatives. In the twelve months ended March 31, 2025, our average balance per active Klarna consumer was $79 (compared to an average balance per credit card of approximately $6,730 in the United States in 2024, according to Experian), and average loan duration was approximately 39 days (compared to a typical loan duration in 2023 of more than five years at a typical Nordic bank, according to publicly available information, and an average of 2.9 years of a typical U.S. personal bank loan, according to the U.S. Federal Reserve). This allows us to quickly react to market changes and efficiently manage credit risk. Our underwriting process results in credit losses that are generally lower than the industry average: for example, our credit losses represented 0.48% of GMV in the twelve months ended March 31, 2025, while the loan losses as a share of total loans averaged 3.7% for our main competitors in Sweden in 2023, based on publicly available information of Swedish banks and payment solutions providers, and 0.77% for commercial banks in the United States in 2023, according to Statista. In addition to lower credit losses, we believe that our underwriting process provides more value to consumers and merchants than alternative payment methods, which helps drive our financial performance.
We have been a constant pioneer in our industry. In 2005, when online shopping was still nascent and marked by distrust, we launched Pay Later products to guarantee consumers would pay only after they had received goods, while also pioneering a new approach to credit. In 2010, we launched our Pay in Full product to give consumers more choice and control over how they pay. In 2017, we started building a disruptive brand to help people streamline their financial lives. As we learned that consumers wanted to use Klarna everywhere, we launched the Klarna card in 2018. That same year, we launched the Klarna app, which enables our consumers to track all their purchases in one place, track their shipments, assist with errands and much more. While we began with payments innovation, in 2019, we started to meaningfully scale our advertising solutions, which personalize the commerce experience for our consumers by using our vast proprietary data set, including data they entrust to us. In 2023, we developed an AI assistant powered by OpenAI, which meaningfully streamlines the commerce experience, and in 2024, introduced Klarna balance, which makes commerce even more effortless by allowing consumers to Pay in Full or Pay Later without connecting to a bank account or card. These innovations are all built on our AI-enabled, cloud-native and global technology platform to which merchants can connect via a single API. Every product we bring to market can be launched globally, allowing merchants to reach millions of consumers worldwide almost instantly once connected to our network.
We began operations in Sweden in 2005, and rapidly expanded through the rest of the Nordics. By 2010, we operated in the Nordics, Germany and the Netherlands. By 2016, we were established in nine markets, including Austria (2012), Switzerland (2014) and the U.K. (2014). Since inception, we have strived to maintain a deliberate balance of growth and profitability. We remained profitable for the first 14 years as we scaled our operations in Europe. In 2019, we strategically decided to expand our successful operating model into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. In 2023, our operating loss started to decline and we began generating positive Transaction margin dollars in the United States, while continuing to grow our GMV and the number of active Klarna consumers and merchants worldwide.

Our Network’s Growth

$105bn
2024
Significant AI efficiencies implemented across the company
$53bn
2023
First bank to integrate with Open AI
Number of Transactions
$6bn
Annual GMV:
$1bn
2010
Pay in full launch
Klarna live in six markets
2020-2022
Global expansion (12 new markets)[1]
2019
US launch
2005
Klarna is founded
2017
Banking licence
2014
UK launch
2005
2010
2015
2020
2024
Profitable
US entry

For two decades, Klarna has been transforming the commerce landscape. Our growth strategy is an extension of our ability to innovate and cater to our customers’ needs:
•Klarna at Every Checkout. We have a proven track record of bringing global leading merchants to our network, which have been key in amplifying our brand’s reach. We also have a unique go-to-market strategy: by partnering with several of the world’s largest PSPs, including Worldpay, Stripe and Adyen, we can connect with consumers through hundreds of thousands of merchant checkouts. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card. Increasing the availability of our payment methods is imperative to further growth of our network, as a higher penetration of merchants directly translates to a higher share of checkout.
•Klarna Card in Every Wallet. We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. With the Klarna card, we are making it easier for consumers to enjoy our popular flexible payment options, both online and offline.
•Next-Generation Digital Financial Services. Klarna is integrated across a global ecosystem of service providers, which enhances our consumer offering. Traditional players, in turn, sit in silos, which limits their consumer offering. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers. This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. Our financial services are provided digital-first and are automated. They are insight-rich, transparent and fair. These features save consumers time and money and effortlessly put them in control of their finances.
•Klarna’s Personal Shopping and Money Assistant. Through a true understanding of our consumers’ needs, we are uniquely positioned to offer them curated shopping assistance and related products that are truly valuable and relevant to them. Consumers gain access to premium features through subscription services, enhancing their lifestyle while enjoying convenience and savings. Within the Klarna app, they can spend, save and shop smarter with the power of an AI assistant designed to understand personal needs and preferences. From product recommendations to managing expenses, this smart companion is here to guide the consumer throughout the entire commerce journey. This, we believe, will redefine how consumers interact and engage with Klarna, creating a deep and sticky customer relationship.
•AI-Powered Efficiency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.
Our Competitive Advantages
We enjoy several key competitive advantages that have enabled our continued success since our founding in 2005:
•Compounding Network Effects. Klarna enjoys powerful network effects. Our personalized, highly engaging consumer experiences drive consumers to our network. As more consumers engage at scale, more merchants join our network and grow their businesses. As more merchants join the network, consumers benefit from increased selection across verticals, channels and geographies, and can purchase more frequently using, and demonstrate preference for, our network. Klarna has established a high-utility, high-frequency model, enabling the purchase of everyday goods and services that benefits both our consumers and merchants.
•Trusted Brand, Global Distribution. We have built a brand that is distinctly global, universally recognized and well-loved by consumers and merchants, an accomplishment that we believe is rare among businesses that provide payments and financial services. Our global NPS in September 2024 was 73, according to our estimates, which is significantly higher than an average NPS of 44 for the finance industry in our top eight markets as of March 2023, according to CustomerGauge. As of December 2024, we also had a higher global brand awareness (40%) than the average of our main competitors (28%), according to our estimates. The strength of our brand contributes to our global scale. Our approximately 99 million active Klarna consumers and 724,000 merchants as of March 31, 2025 operated in 26 countries around the world. Our merchants include global leaders across verticals, such as Walmart, Airbnb, H&M, Nike, Uber and eBay. The ability to provide merchants with global access to consumers almost instantly once connected to our network is a critical competitive advantage.
•Industry-Leading AI Adoption and Implementation. Klarna has been an early and leading adopter of AI. Our network and AI capabilities are powered by a unique proprietary data set, built on SKU-level data points, including over 2.5 billion data points collected in 2024, and more than 5.4 billion transactions conducted through our network since our founding. We also utilize ML in our business, in particular to increase the speed and accuracy of our proprietary underwriting model. Consumers and merchants entrust us with their data because we use that data for their benefit by improving their experience with Klarna, as more fully explained below:
◦AI improves conversion and accelerates our revenue. We present consumers with AI-powered personalized shopping feeds, leading to more transactions on our network.
◦AI streamlines the consumer experience and reduces our costs. In February 2024, we launched our AI assistant in partnership with OpenAI. Our AI assistant has handled 66% of customer service chats in the twelve months ended March 31, 2025 (according to our service chat log data), with no drop in consumer satisfaction levels since its introduction (according to internal consumer satisfaction surveys).
◦ML supplements our credit underwriting. ML enhances our high-frequency, large-scale and real-time underwriting.
◦AI transforms our productivity and drives increasing efficiency. AI adoption—including the related reduction in the use of third-party suppliers and vendors and the adoption of the AI copilot to create and review code—has led to internal efficiencies. Our average annual revenue per employee at period end has increased from approximately $344,000 in 2022 to approximately $877,000 in the twelve months ended March 31, 2025.
•Scalable Technology Platform. Our network is powered by a single, AI-enabled cloud-native technology platform that facilitates connections across the global ecosystem. Businesses ranging from PSPs, traditional banks, card networks and open banking providers to commerce enablers, technology partners, in-store payment providers and shipping and return logistics providers join our network through a single shared API to enable fast and global connectivity nearly instantly.
•Diversified and Sustainable Business Model. Our diversified revenue model, based primarily on merchant fees, aligns the interests of merchants, consumers and our business. The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than us on either merchant revenue or interest income. Our banking license enables us to maintain a low-cost, stable funding model based on consumer deposits. We currently offer savings accounts directly to residents of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Portugal, Spain and Sweden. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin. Our banking pedigree adds rigor to our underwriting processes, which are designed to continuously improve our credit decisioning and monitoring. These factors, combined with our efficient go-to-market model defined by a recognizable brand and partnerships with top global merchants, PSPs and commerce platforms, drive leverage in our operating model.
•Durable Growth Profile, with Scale Efficiencies. Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. Our scale enables our efficient growth. More consumers attract more merchants to our network, which, in turn, attract more consumers. As we have scaled our operations over the last 20 years, we have optimized our cost structure and driven meaningful operating leverage in the business. For example, in 2024, our operating loss improved by 63% while our Transaction margin dollars increased by 12% and operating margin by 10 percentage points year over year.
Our Financial Model
Our financial model is defined by our ability to deliver sustainable growth and significant margins. We attract consumers and merchants with our powerful value proposition. Once on our network, our cohorts compound as consumers and merchants realize increasing value from using Klarna for more of their commerce needs over time. As network activity grows, so does ARPAC through diversified revenue streams, based primarily on merchant fees. We also maintain a conservative, cost-effective funding model and best-in-class underwriting process with low credit losses, which drives Transaction margin dollar efficiency. Finally, we consciously manage operating expenses to drive leverage throughout our model. For example, our recent initiatives and strategic investments, such as wide-scale AI adoption in various aspects of our operations, have driven a significant margin expansion.
The foundations of our financial model allow us to make deliberate decisions to invest in product and global expansion. We believe these decisions play a key role in our success and have allowed us to successfully compete in various markets and geographies for almost 20 years. We have maintained an intentional balance of growth and profitability, generating positive net income from 2005 to 2018. From 2019 to 2022, we invested heavily to accelerate our global revenue growth, specifically in the United States. In 2023, we reached an inflection point when the scale of our U.S. operations allowed us to achieve a significant operating loss improvement and generate positive Transaction margin dollars in that market. The positive Transaction margin dollars in the United States, combined with a blend of operational discipline and AI-driven efficiencies, allowed us to achieve significant operating margin improvement on a consolidated basis. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. However, from 2022 to 2024, our operating margin grew by 47 percentage points and our Adjusted operating margin grew by 45 percentage points.
At the same time, we have achieved significant scale (reaching $105 billion in GMV in 2024), growth (24% year-over-year revenue growth in 2024), and bottom line improvement (generating a net profit of $21 million in 2024). Our GMV has consistently grown faster than the broader market. From 2020 to 2024, our GMV grew at a 19% CAGR, compared to a 9.0% CAGR for the total spend in the Retail and Travel categories in our current markets, according to the Market Opportunity Study. We have accomplished this financial performance while continuously innovating and investing in our growth.
Merchant-Led Fees
The chart below shows an illustrative Pay Later transaction, including its flow and life cycle, where consumers complete their purchase today, while deferring the full payment to a later date or paying in installments. We charge the merchant a fee after a successful transaction, and the consumer pays no interest on the deferred or installment payments unless the consumer chooses to utilize one of our payment flexibility features.
Merchant fees vary based on several factors, including the geography and transaction type. Similarly, in the case of Pay in Full, consumers pay for the transaction immediately, and Klarna charges the merchant a fee after a successful transaction. Fair Financing is similar to Pay Later in that we allow the consumer to pay over time, but for longer periods (generally less than six months, but can be up to 36 months depending on the purchase). Consumers using Fair Financing may also be charged predetermined and clearly labeled interest on their outstanding borrowings over the borrowing period. In a Fair Financing transaction, we may earn interest income on the consumer’s use of credit provided by us. Our consumers can also take advantage of two payment flexibility features for a fee. “Snooze” gives them additional days to pay for their purchase. For larger purchases, our consumers can also convert their Pay Later transaction to a Fair Financing product, which helps consumers better manage their finances.
In 2024, Pay Later represented 76% of our total transactions (79% of our GMV), Pay in Full (after excluding transactions processed through KCO unbranded channels) 23% (16%) and Fair Financing the remaining 1% (5%). While we expect that the relative contribution of our Fair Financing product to the number of our total transactions and our overall GMV to increase in future periods, including as a result of the OnePay partnership agreement, we do not believe that such changes will be material given our broad diversification across merchants, verticals and geographies.

Illustrative Pay Later Transaction
________________
*Reflects our average take rate in 2024
In addition to the revenue we generate from facilitating transactions on our commerce network, we also earn revenue from providing value-added services to our consumers and merchants. In the twelve months ended March 31, 2025, on average, 33 million of our active Klarna consumers opened the Klarna app every month to track their purchases, use our budgeting and banking tools, or to shop taking advantage of our AI assistant, our specialized shopping search-engine, our offers, or our inspirational product catalog. We generate advertising revenue when a consumer clicks on an ad placed on the Klarna app or our website after their initial search, or purchases an item they have found through the Klarna app. We also generate consumer service revenue from our consumers using Klarna Plus, our subscription service that grants consumers access to a variety of features and offers, including special merchant deals. Advertising revenue reached $180 million in 2024, or 6% of our total revenue.
As we continue to build on our lifestyle, shopping and financial services, we believe the composition of our revenue streams will continue to evolve.
Flexible and Low-Cost Base
We are able to attract consumers and service them at a structurally low cost base.
•Low Cost to Acquire. We acquire many consumers organically, thanks to our strong brand and our intuitive sign-up process, which enables consumers to use us for the first time when registering at the merchant checkout.
•Low Cost of Risk and Flexible Credit Issuance. Our expertise in credit underwriting, built over nearly two decades of experience and incorporating the latest ML technology, has resulted in credit losses representing less than 0.20% of GMV in our most mature markets and 0.47% overall in 2024. The transactional nature of our credit model makes the duration of our average loan short-term (approximately 40 days in 2024), meaning that changes in our credit policy have an almost immediate impact on our results of operations.
•Low Cost of Funding. Because of the short duration of our credit, our average consumer receivables in 2024 were $8.1 billion, compared to our GMV of $105 billion. Thanks to the trust of our consumers and our banking license, in 2024, we funded 94% of our lending activities by utilizing consumer deposits, which equaled $9.5 billion as of December 31, 2024. As a result, our average cost of funding was approximately 2.9% compared to xIBOR in Europe of approximately 4.2% in 2024.
•High Operating Leverage. Our centralized product development enables us to scale without proportionally increasing our cost base. Increasing use of AI and a focus on cost optimization is also supporting our ability to reduce our expenses, more than offsetting any associated increase in salaries and technology costs. Despite the reduction in our workforce, we have continued to innovate, launching our AI assistant in 23 markets and Klarna balance in 15 markets in the last year. Our focus on cost-disciplined innovation has driven a 48% revenue growth in 2024 compared with 2022 while our operating expenses increased by 2% for the same period. Our average annual revenue per employee at period end has increased from approximately $344,000 in 2022 to approximately $877,000 in the twelve months ended March 31, 2025.
Key Business Metrics
The following table sets out our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, these business metrics are presented to assist investors to better understand our business and how it operates.

	As of, or for the Three Months Ended March 31,		As of, or for the Year Ended, December 31,
	2025	2024	2024	2023	2022
GMV (in $ millions)	25,274	23,787	105,015	92,465	82,837
Year-over-year change (in %)	6%	N/A	14%	12%	N/A
Year-over-year change on a like-for-like basis* (in %)	13%	N/A	15%	N/A	N/A
Number of Active Klarna Consumers (in millions)	99	84	93	84	79
Year-over-year change (in %)	18%	N/A	11%	6%	N/A
ARPAC (in $)	29	29	30	27	24
Year-over-year change (in %)	n.m.	N/A	11%	13%	N/A
Year-over-year change on a like-for-like basis* (in %)	3%	N/A	13%	N/A	N/A
Transaction Margin Dollars (in $ millions)(1)	271	277	1,217	1,085	687
Year-over-year change (in %)	(2)%	N/A	12%	58%	N/A
Year-over-year change on a like-for-like basis* (in %)	6%	N/A	14%	N/A	N/A
________________
(1)Transaction margin dollars is a non-IFRS measure. See “—Non-IFRS Financial Measures” below.
Note: Our key business metrics presented in the table above include transactions processed through KCO. Adjusted for the sale of KCO, our key business metrics equal in the first quarter of 2024 and the full year 2024, 2023 and 2022, respectively: (1) GMV: $22,900 million, $102,455 million (16% year-over-year change), $88,665 million (12% year-over-year change) and $79,161 million; (2) ARPAC: $29, $30 (14% year-over-year change), $26 (14% year-over-year change) and $23; and (3) Transaction margin dollars: $260 million, $1,189 million (17% year-over-year change), $1,016 million (66% year-over-year change) and $613 million. The divestment of KCO does not affect the number of active Klarna consumers nor any fiscal period subsequent to the fourth quarter of 2024 when the sale of KCO was completed.
*      Year-over-year change on a like-for-like basis is calculated by adjusting the relevant metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. We present like-for-like changes in our metrics when one of the comparative periods is, or includes, the fourth quarter of 2024, the period in which the sale of KCO was finalized.
n.m. = not meaningful

Gross Merchandise Volume
We define GMV, measured for a period, as the total monetary value of all completed purchases on our network in that period, excluding any additional fees (such as interest, reminder or other fees) and any subsequent actions (such as returns, settlements and disputes). GMV does not represent revenue earned by us. However, GMV is a measure of the scale of our network and is a key driver of our revenue. GMV growth is driven by an increase in the number of merchants on our network that our consumers can transact with, the number of active Klarna consumers and the average spend of our consumers. While GMV is a key indicator of the payment volume of our network, it does not reflect all of the transactions that are enabled through our network. For example, a customer may purchase products from a merchant in response to an ad placed by that merchant in the Klarna app but not use a Klarna payment solution to complete the transaction. In that case, the transaction would not contribute to our GMV or generate merchant revenue, but would generate advertising revenue for us. In 2024, our GMV was $105 billion, which represented an increase of approximately 27% (28% on a like-for-like basis) from 2022.
We generate GMV from two points of purchase:
•At the merchant’s checkout, when a consumer chooses a Klarna payment option to purchase goods or services from a merchant on our network; and
•Direct-to-consumer, when a consumer uses a Klarna-issued payment card—either the Klarna card or a one-time card—at any online or physical store that accepts Visa, irrespective of whether the merchant is on our network.
The table below shows the breakdown of our GMV between these two points of purchase for the periods presented:

	For the Year Ended December 31,
	2024	2023	2022
Total (in $ millions)	105,015	92,465	82,837
Merchant checkout (in $ millions)	95,623	84,642	75,239
as share of total GMV (in %)	91%	92%	91%
Direct-to-consumer (in $ millions)	9,392	7,823	7,598
as share of total GMV (in %)	9%	8%	9%
In addition, the table below shows the relative breakdown of our GMV among our payment options for the periods presented:

	For the Year Ended December 31,
	2024	2023	2022
Pay in Full	16%	21%	26%
Pay Later	79%	75%	70%
Fair Financing	5%	4%	4%
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Note: Data in the table above excludes GMV generated through KCO unbranded channels.
Number of Active Klarna Consumers
We define active Klarna consumers as consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months. As a result, this metric represents consumers who have engaged directly with our network over the last 12 months, contributing to our merchant or advertising revenue. In 2024, the number of active Klarna consumers increased 11% year over year, reaching approximately 93 million, primarily driven by our growth in key markets, including the United States and the U.K. In 2024, on average, 32 million of our active Klarna consumers opened the Klarna app every month.
The number of active Klarna consumers excludes consumers using Sofort (an online payments company acquired by us in 2014, operating primarily in Germany and consolidated into Klarna Bank in December 2024), Billpay (a German online payments company acquired by us in 2017), Pricerunner (a comparison price leader acquired by us in 2022) as well as consumers who have transacted through unbranded channels. To date, we have engaged 160 million consumers in total across our network, acquired businesses and other channels. We continuously work to better integrate our acquired businesses into our operations and network and, as a result, to transition their users that we have engaged with us over time into active Klarna consumers.
Average Revenue per Active Consumer
We define ARPAC as our total revenue divided by the number of active Klarna consumers over the period. We monitor our ARPAC to track the value we generate across all our active Klarna consumers in a given period. ARPAC is a key indicator of consumer success on the Klarna network because it quantifies the spending behavior and engagement of active Klarna consumers on our network over time. When we are successful in growing our active Klarna consumers and average spend per user, our ARPAC expands. Our ARPAC grew by 25% from 2022 to 2024.
ARPAC is driven by purchase frequency, AOV and take rate. Typically, purchase frequency, which is defined as the total number of transactions on our network over the past 12 months divided by the number of active Klarna consumers in the same period, increases as our market penetration and maturity grow. For example, in Sweden, where we launched in 2005, consumers transacted on average 32 times per year in 2024, as compared to 28 times per year in 2022. In the United States, where the Klarna app launched in 2019, consumers transacted on average 5.4 times per year in 2024, as compared to four times per year in 2022. We aim to further increase purchase frequency by expanding our network into new verticals and through various initiatives, including the Klarna card, our shopping browser extension and additional PSP integrations, in particular with MoRs, each of which increases the merchant adoption of our network and its relevance to consumers.

Expanding Purchase Frequency
________________
Note: The chart above refers to the year 2024 for Klarna. The “Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S. credit card use frequency based on data by Capital One.
Purchase frequency is the primary driver of ARPAC growth. Typically, consumers transact more frequently the longer they are on our network, as they experience the benefits and increased value our network provides over time. There is also a correlation between the number of merchants using our network in a geography and the consumer purchase frequency in that geography, reflecting the network effects we have created.

Average Revenue per Purchasing Consumer Accelerating Faster in New Cohorts	New Cohort Purchase Frequency Accelerating Faster than Older Cohorts

Revenue / Purchasing Consumer ($)
Q3'24
Q4'21
Q3
Q6
Q9
Q12

Annual purchases by purchasing consumer
18x
16x
14x
12x
10x
8x
6x
4x
2x
Y1
Y2
Y3
Y4
Y5
Y6
2019*
2020*
2021*
2022*
2023*
2024*

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Note: Consumer cohorts are based on the date of first purchase on our network. Purchasing consumers refers to consumers who have made a purchase using a Klarna payment method. Average revenue per purchasing consumer refers to the portion of our revenue that was generated by purchasing consumers in the form of merchant fees, consumer service revenue or otherwise.

Revenue by cohort has been tracked and reported internally by Klarna in SEK and translated into USD using the average exchange rate for the period to which it refers.
ARPAC generally increases the longer consumers have been using our network. In addition, as we have expanded, new cohorts typically have a higher starting point for average revenue per purchasing consumer resulting from a higher initial purchase frequency and feature usage.
Transaction Margin Dollars
We define Transaction margin dollars as total revenue less total transaction costs, which consist of processing and servicing costs, consumer credit losses and funding costs.
From 2022 to 2024, our Transaction margin dollars grew 77% to $1,217 million from $687 million. The key drivers of our Transaction margin dollars growth have been the increase in our fee-driven revenue, scale efficiencies leading to lower processing and servicing costs, declining credit losses as we have increased our scale and matured our operations in newer markets, such as the United States, and improved our underwriting capabilities, and low and stable funding costs.
We expect the relative portion of Fair Financing products in our overall payment option mix to increase as a result of the OnePay partnership. In line with IFRS accounting standards we recognize an expected credit loss provision upfront for each Fair Financing transaction, while we will generate interest income on such transactions over time. Accordingly, our Transaction margin dollars are expected to increase as we recognize interest income over time, which makes the OnePay partnership accretive to Transaction margin dollars in that geography and our net income on a consolidated basis in the medium term. See “Prospectus Summary—Recent Developments—OnePay Partnership.”
Other Key Metrics Underlying Our Financial Model
Revenue
Our revenue is driven by the number of consumers transacting through our network and ARPAC associated with these transactions. Revenue is influenced by three factors: the primary and overarching factor is growth of GMV on which we generate transaction and service revenue, followed by advertising revenue from the use of the Klarna app and consumer service revenue from the use of Klarna Plus.
Take rate
We define take rate as our total revenue as a percentage of GMV. Our take rate increased from 2.3% in 2022 to 2.7% in 2024. Take rate is a function of multiple dynamics of our business, which are continuously evolving as we expand our offerings and enter additional markets, including geographic, product, channel and vertical mix. For example, generally the U.S. market has higher take rates than our other geographies, so any increase in the share of the U.S. market in our GMV is expected to, all other things being equal, result in a higher overall take rate. Similarly, longer duration financing products have higher take rates compared to Pay in Full or the Klarna card. In turn, higher purchase frequency verticals, such as services, have generally lower take rates. Finally, our revenue increases as we add value to consumers and merchants through the use of the Klarna app, driving advertising and consumer service revenue without an associated increase in GMV.
We divide our revenue into two categories: (i) transaction and service revenue and (ii) interest income. The majority of our revenue is transaction and service revenue, which primarily consists of merchant revenue.

Transaction and service revenue
Transaction and service revenue represented 76% and 78% of our total revenue in 2024 and 2023 and grew 21% and 20% year over year, respectively. Transaction and service revenue is comprised primarily of the following:
•Merchant Revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes. In 2024, 2023 and 2022, merchant revenue represented 75%, 76% and 76%, respectively, of our transaction and services revenue. This revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary across our geographies. Our pricing is a combination of value-based and fixed pricing, charged either ad valorem (proportional to the estimated value of goods and services transacted through our network) or fixed fees on each transaction, or a mix of both, depending primarily on the merchant vertical. Our growth in the United States was a meaningful driver of the merchant revenue growth, given the higher take rates in the U.S. market.
•Advertising Revenue. We define advertising revenue as revenue paid by merchants who advertise on our network. In 2024, 2023 and 2022, advertising revenue represented 8%, 9% and 11%, respectively, of our transaction and service revenue. We earn advertising revenue from search solutions as well as affiliate and brand ads placed on our network.
•Consumer Service Revenue. We define consumer service revenue as revenue we earn from fees charged to consumers. In 2024, 2023 and 2022, consumer service revenue represented 16%, 13% and 12% of our transaction and services revenue, respectively. A declining share of our consumer service revenue comes from reminder fees, which represented 74%, 83% and 94% of our consumer service revenue in 2024, 2023 and 2022, respectively. Reminder fees are flat, capped and clearly disclosed. They are applied only when a payment is several days late and are always preceded by multiple friendly reminders (e.g., push notifications, emails and app reminders). These fees are designed to encourage timely repayment and help cover our costs. They vary by geography and payment option.
Interest income
We define interest income as income we earn when consumers choose to spread the cost of transactions over time with one of our interest-bearing financing products or delay the cost of transactions with our payment flexibility features, such as “snooze.”
Since 2021, we have only charged consumers interest on our Fair Financing products, which have a duration of more than three months. Pay in Full or Pay Later products are non-interest bearing. Interest income represented 24%, 22% and 23% of our total revenue in 2024, 2023 and 2022, respectively, and less than 0.7% of our GMV in each year. The launch of Pink Standards in 2021, our initiative to remove revolving credit and unnecessary fees, drove lower consumer fees on our products and led to lower interest income from 2021 to 2022. Starting in 2023, this transition no longer has any financial impact on our interest income.
Operating Expenses
Operating expenses include processing and servicing costs, consumer credit losses, funding costs, technology and product development expenses, sales and marketing expenses, customer service and operations expenses, and general and administrative expenses.
From 2022 to 2024, our operating margin expanded following improvement across several of these expense line items. For example, our technology and product development expenses as a percentage of revenue decreased by 7 percentage points, sales and marketing expenses decreased by 16 percentage points, customer service and operations expenses decreased by 8 percentage points and general and administrative expenses decreased by 7 percentage points. Overall, our total operating expenses as a percentage of revenue declined from 151% in 2022 to 104% in 2024, even as our GMV increased 27% (28% on a like-for-like basis) in the same period. In fact, during the twelve quarters ended December 31, 2024, the difference between our revenue, on the one hand, and operating expenses, on the other, has been increasing. This increased leverage has been the result of a number of efficiencies we are implementing throughout our business, including certain AI-focused initiatives which have reduced our costs.
The below diagram illustrates our expanding operation margins from 2019 to 2024.
Expanding Operating Margin
________________
Note: Non-transaction related IFRS operating expenses exclude processing and servicing costs, consumer credit losses and funding costs.
From 2022 to 2024, as a result of our declining operating expenses as a percentage of our total revenue, our operating result improved by $859 million (or 88%), resulting in a net profit of $21 million in 2024. In the same period, our adjusted operating result improved by $907 million (or 125%), from an adjusted operating loss of $726 million to an adjusted operating profit of $181 million.
Transaction Margin Dollars and Transaction Margin
We define Transaction margin dollars as our total revenue less total transaction costs, which consist of processing and servicing costs, consumer credit losses and funding costs. The most directly comparable financial measure presented in accordance with IFRS to our Transaction margin dollars is operating income (loss). We calculate Transaction margin dollars as operating income (loss) plus technology and product development costs, sales and marketing costs, customer service and operations costs, general and administrative costs and depreciation, amortization and impairments costs. Transaction margin is calculated by dividing Transaction margin dollars by our total revenue. See “—Non-IFRS Financial Measures.”

Processing and servicing costs
We define processing and servicing costs as costs we pay to settle transactions, including payment fees, authentication fees and scoring costs. Processing and servicing costs typically vary as a result of the relative mix of payment methods and the geographies in which we operate. For example, while in the United States our take rates are higher, our payment fees are similarly higher as a result of a less regulated payments ecosystem as compared to other jurisdictions, which leads to higher processing and servicing costs.
Consumer credit losses
We define consumer credit losses as provisions for future losses and realized losses associated with all consumer lending activities during the relevant period. Our consumer credit losses have decreased as a percentage of our GMV from 0.66% in 2022 to 0.47% in 2024, while we grew GMV by approximately 27% (28% on a like-for-like basis) to $105 billion in the same period. The decrease in our consumer credit losses was largely driven by improvements in our U.S. consumer credit loss rates (which we define as consumer credit losses as a percentage of GMV) even as the levels of our credit losses in other geographies varied, reflecting our proven and consistent track record of improving our underwriting capabilities as we scale and mature our operations in new markets.
Funding costs
We define funding costs as net interest costs associated with funding our consumer financing products. They include interest that we pay on our consumer deposits. From 2022 to 2024, our funding costs increased from $147 million to $503 million, or from 0.18% to 0.48% of our GMV and from 1.9% to 5.3% of our deposits over the same period. Our highly competitive deposit savings platform and bank license provide us greater operational flexibility and a relatively lower funding cost compared to wholesale funding models. For example, in the twelve months ended March 31, 2025, 95% of our lending activity was funded from our consumer deposits, 74% of which are fixed and longer-term than the average duration of the consumer loans that we funded through such deposits. While we expect our average consumer loan duration to increase as a result of the OnePay partnership, we anticipate that the average term of our consumer deposits will continue to remain significantly above such average loan duration. We also expect to be able to raise deposits and other forms of funding as needed to support the extension of consumer loans under the OnePay partnership agreement in line with our regular business practice. Accordingly, we do not believe that the OnePay partnership will significantly affect our deposit-based funding model or our short- or long-term financing needs. Finally, although we expect our funding costs to continue to fluctuate to reflect the broader market conditions, we believe that our funding model will remain conservative in any market environment.
The below table illustrates changes in our various transaction costs from 2022 to 2024. As shown below, we increased our total transaction costs by 31% while growing our revenue by 48% over the same period.

	For the Year Ended December 31,			2022 to 2024 % Change
	2024	2023	2022
Processing and servicing costs	$(596)	$(541)	$(520)	15%
Consumer credit losses	(495)	(353)	(550)	(10)%
Funding costs	(503)	(297)	(147)	242%
Total	$(1,594)	$(1,191)	$(1,217)	31%
Our priority is to drive Transaction margin dollar growth, given that our margin can fluctuate with changes in our product, merchant, vertical and geographical mix. Transaction margin is calculated by dividing Transaction margin dollars by our total revenue. We have consistently delivered increasing Transaction margin dollars in a new geography following our entry into that geography. As our markets mature, the number of active Klarna consumers and their purchase frequency typically increase, leading to a more frequent use of our network. Higher purchase frequency drives increased scale, which in turn improves the data that we collect and use to underwrite, reducing credit losses from both new and existing consumers. This approach allowed us to generate positive Transaction margin dollars in 2023 in all 10 markets that we launched before 2020. For example, in the United States, our credit losses fell from 9.6% in 2019 (the year when we entered this market) to 1.2% in 2024, with our Transaction margins improving from (84)% to 23%. In the same period, our credit losses in the U.K. decreased from 1.8% to 0.3%, while our Transaction margin increased from 12% to 53%. All of this resulted in a $530 million increase in Transaction margin dollars from 2022 to 2024.
Factors Affecting Our Performance
Our Ability to Grow Our Global Consumer Base
The growth and engagement of our global consumer base is a critical factor in our ability to grow our total revenue and operating results.
Consumer growth
We have a track record of growing the number of active Klarna consumers over time. As of March 31, 2025, we had 99 million active Klarna consumers, an increase of 25.2% from 2022. This growth was primarily driven by our success in attracting new consumers in our key markets, including the United States and the U.K., as well as our ability to successfully convert our Stocard former users into active Klarna consumers.
Number of Active Klarna Consumers (in million)
Our consumer base growth is supported by powerful secular trends such as the growth of digital payments and increasing distrust of credit cards among younger generations. For example, as of June 2024, the average credit card balance of Gen Z Americans was 50% lower than that of all American consumers, according to Experian. Additionally, in 2024, only 30% of U.S. consumers had trust in their bank and their practices, according to Ipsos. In 2022, Americans collectively paid $130 billion in interest and fees from revolving balances on over $1 trillion of outstanding credit card debt, according to the CFPB. We expect to continue to grow the number of our active Klarna consumers by capturing more consumers in existing markets, including gaining customers from merchants at the checkout and converting consumers from other parts of the Klarna ecosystem.
Increasing consumer penetration in existing markets
Our active Klarna consumers are geographically diverse, even though our market penetration varies materially around the world. For example, in Sweden, our most mature market, approximately 83% of the adult population were active Klarna consumers as of March 31, 2025, while in the United States, the market that we entered only five years ago, that number was approximately 10%. Although we have reached significant scale, the penetration of the addressable consumer base in the markets we serve today was only 12.5% as of March 31, 2025. We believe we have an opportunity to significantly increase our market penetration over time, particularly in the United States. We have a track record of increasing consumer penetration as we mature and expand our offerings in individual geographies, as shown in the chart below.
Expanding Consumer Penetration
Effective consumer acquisition strategy
We initially reach consumers in their commerce discovery journey at the point of purchase. We enable consumers to sign up to Klarna at the point of checkout, with minimum friction. Since we partner with some of the largest merchants globally, being able to sign up consumers at checkout is a very effective consumer acquisition strategy. On average, over 112,000 new consumers came to try us each day on merchant websites in the twelve months ended March 31, 2025, a cost-efficient way to reach a large audience of potential new consumers.
We are very focused on acquiring consumers in a highly efficient manner. Our cohorts demonstrate high degrees of repeatability and predictability, which, in combination with our Transaction margin dollars, enables us to continue investing in consumer acquisition outside of the merchant checkout. We expect to continue to focus on acquiring new consumers and increasing our engagement with our existing consumers, with the goal of becoming their everyday spending and saving partner.

Our Ability to Increase Engagement and Expand Revenue from Existing Consumers
Purchase frequency growth drives increased spend on our network
As consumers find value on our network, they are typically more engaged and use Klarna for more of their purchasing needs, which is visible in our frequency trends. On average, our 2019, 2020 and 2021 consumer cohorts made three transactions during their first year on our network and at least ten transactions by year three. Purchase frequency typically increases as we launch and scale key product initiatives and as we expand into new verticals. These initiatives contribute to purchase frequency expanding as we mature within our existing markets, as demonstrated in the graphic below. In Sweden, for example, our average purchase frequency has reached 32 times per year in 2024. In the United States, purchase frequency in 2024 was more than five times per year and grew 17% year over year.

Purchase Frequency by Cohort	Expanding Purchase Frequency

Annual purchases by purchasing consumer
18x
16x
14x
12x
10x
8x
6x
4x
2x
Y1
Y2
Y3
Y4
Y5
Y6
2019*
2020*
2021*
2022*
2023*
2024*

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Note: The chart above refers to the year 2024 for Klarna. The “Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S. credit card use frequency based on data by Capital One.
Our purchase frequency has consistently grown in the last three years as the proportion of consumers in our more recently launched markets increased. Average annualized purchase frequency across our network reached 11.3 times in the fourth quarter of 2024, up from 10.4 times in the fourth quarter of 2022.

Increasing Average Purchase Frequency
________________
Note: Purchase frequency shown in the graph above refers to the purchase frequency in the last quarter of the year indicated.
Purchase frequency increases with key product initiatives
Purchase frequency typically increases as consumers build trust in our brand and progressively discover the added value of our solutions, products and services. New product launches, such as the Klarna card (which allows customers to use Klarna offline) or the shopping browser extension (which makes Klarna available at merchants outside of our network), also increase the utility of our network. In the United States for example, we expect that our average purchase frequency will increase as the product range available through the Klarna card increases. The average U.S. credit card was used 20 times a month or over 250 times per year in 2023, according to Capital One, and as we build our product offerings in the United States, we give our consumers more opportunities to use Klarna for more of their purchases.
As consumers engage with us more, their use cases of our network expand, which drives engagement and purchase frequency. Consumers typically use more of our products the longer they are on our network. Product cross-adoption, as well as the network effects of our business, where more consumers on our network drive more merchants, accelerates purchase frequency. For example, in 2024 in Germany, Klarna card users made on average 100 more purchases per year using Klarna than non-Klarna card users, and email connect users (i.e., users who decide to import their tracking and delivery details from their inbox to the Klarna app) transacted 2.5 times as frequently as non-email connect users. In the first half of 2024, Klarna app users in Sweden transacted three times as frequently as non-Klarna app users. In short, greater product adoption over time leads to higher purchase frequency.

Proven Formula to Grow Engagement and Adoption

Trust
Preference
First purchase with Klarna via merchant checkout
Further purchases in more verticals
Shop anywhere with the Klarna app
Save time & money with the Klarna app, with deals, discounts & cashback
Sign up for the Klarna Card
Product cross-adoption accelerates frequency
Incremental purchases per German card user
+100
Email connect users in Germany
2.5x
Shopping app users in Sweden
3x

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Note: The increase in the number of transactions by Klarna card users in Germany is based on the purchase frequency of German Klarna card users as compared to non-Klarna card users in our 2023 consumer cohort and is calculated by comparing their purchase frequency before such Klarna card users signed up for the Klarna card to their purchase frequency in the following 365 days. The increase in the purchase frequency for email connect users in Germany and the Klarna app users in Sweden was based on data from the last twelve months ended June 30, 2024. Consumer cohorts are defined by reference to the date of the consumer’s first purchase.
Purchase frequency increases as we expand into new verticals
We actively seek to diversify our merchant verticals as we grow within our geographies. For example, purchase by vertical is most diversified in Sweden—our most mature market where the percentage of total purchases is almost evenly distributed across Apparel & Accessories, Health & Beauty, Home & Electronics, Food & Beverage, and Leisure—while, for example, in the United States, the majority of purchases are still within the Apparel & Accessories vertical. Our newer verticals are often the more frequent purchase categories for consumers. Accordingly, there is a strong correlation between market maturity, vertical diversification and purchase frequency in the markets in which we operate.

Category Expansion

% of purchases by vertical (2024)	🇺🇸	🇩🇪	🇸🇪
Apparel & accessories	69%	26%	**18%**
Health & beauty	3%	8%	**19%**
Home & electronics	4%	14%	**19%**
Food & beverage	5%	5%	**13%**
Leisure	12%	15%	**14%**
Events & services	4%	29%	**12%**
Travel	3%	3%	**5%**

Average Order Value Expansion
Our AOV was $100 in 2024 and increased 5% from 2022. AOV is primarily a function of our geographic, product and vertical mix. The increase in our AOV from 2022 to 2024 was primarily driven by the growth in our U.S. business, where AOV is generally higher than in our other markets. Conversely, lower AOV may be driven by an increase in higher purchase frequency transactions, such as in the Events and Services vertical, including Transportation, which typically have a lower AOV.
Compounding Cohort Growth
We generally have generated more GMV, and consequently revenue, from our consumer cohorts the longer they have been using Klarna, demonstrating our network’s increasing value to our consumers over time. Every cohort since 2019 has increased GMV annually. On average, GMV in year two was approximately 1.3 times higher than in the first year and 1.9 times higher by the fourth year.
Our Ability to Attract Merchants and Enable Merchant Success
Our strategy of turning Klarna into the everyday spending and saving partner depends on our ability to advance our merchants’ success and adding new merchants to our network. We employ a highly efficient, multi-strategy approach to acquire merchants. Our three main channels—Klarna Payments, Klarna In-store and Klarna In-app—facilitate seamless and fast transactions, which help us attract and retain merchants.
As of March 31, 2025, we served approximately 724,000 merchants. While our network has had success with enterprise merchants, our value proposition is relevant to all merchant categories regardless of their size, vertical or AOVs. We serve a diverse global merchant base across 26 markets and more than 15 verticals, including Apparel & Accessories, Everyday Payments, Travel, Health & Beauty, Home & Electronics, and much more, as illustrated by the chart below. In the twelve months ended March 31, 2025, 44% on average of the top 100 merchants in each of the major markets we serve, the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and Switzerland (based on data from eCommDB and Digital Commerce 360) used Klarna to facilitate payments, while an even greater percentage (66%) advertised on our network during the same period. This represents a significant increase in our adoption rate among top merchants from 2019, as illustrated by the chart below. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in 2024. In the twelve months ended March 31, 2025, we also added more than 150,000 net new merchants to our network, a 27% year-over-year growth.
We also leverage our growing partner network, primarily PSPs, to boost merchant adoption. We are usually an opt-in payment method with our PSP distribution partners, with our GMV accounting for less than 1% of our PSP partners’ total GMV in the first quarter of 2025. Opt-in typically requires us to proactively market our payment methods toward their merchants. Becoming a default payment option with our PSP partners, where a merchant no longer needs to opt-in but rather has the option to opt out, represents a significant opportunity for us to attract merchants. For example, based on publicly available information provided by the largest PSPs in the markets in which we operate, we estimate that the total addressable volume processed by them equaled approximately $9 trillion in the twelve months ended March 31, 2025, of which $5.4 trillion was processed by our current PSP partners. We expect these steps, combined with our trusted global brand, our consumer reach and our comprehensive and innovative products, will allow us to continuously expand our merchant network.
We are highly focused on, and benefit from, the growth of our merchants. As merchants begin to use our solutions, they realize the value we deliver and often then expand their use of our network into additional products, services and geographies, which in turn increases our share of their checkout and drives further GMV gains. At that point, merchants often decide to use our additional solutions to acquire new consumers, from which we generate additional advertising revenue.
The chart below illustrates our expanding partnership with On, one of many globally trusted brands that joined our network in recent years. This chart and the case studies that follow provide several examples of what successful integration with Klarna can mean for our merchants in different verticals. Results achieved by individual merchants may vary for a number of reasons, including the number and the type of our solutions, products and services deployed by the merchant, the geography and vertical in which the merchant operates and the timeframe during which the results are measured, as well as because of our growing global presence and introduction of new and improved merchant solutions. At the same time, we believe that the examples that we have chosen are representative of the impact that our network has on enabling our merchants’ growth and the financial and performance results presented are typical of the results that our merchants generally experience.

Accelerating Merchant Growth
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Note: On’s expansion to the United States impacted the share of checkout in 2023. Share of checkout is calculated as Klarna’s GMV share of the merchant’s total GMV generated online (including on the On app) in our markets. GMV represents the merchant’s total GMV transacted on our network. Revenue represents the merchant’s total revenue generated on our network.
Source: Klarna’s calculations based on information received from the merchant.
Our solutions have consistently proven to drive merchant growth across different markets and verticals, resulting in more efficient customer acquisition, higher AOV and better order conversion and customer retention rates for our merchants, as illustrated by the several case studies presented below.
________________
Note: In 2020, H&M integrated Klarna’s In-app mobile checkout into its app in ten markets. Klarna payment options were quickly adopted by H&M customers—in these markets, our share of checkout has reached almost 50% and, in Sweden, 60% of orders from new customers are made through Klarna. In partnership with us, Sephora has introduced flexible payment options across the United States and Canada, which have increased customer loyalty and purchase frequency. In 2023, Klarna users shopped at Sephora 6.8 times per year on average, compared to four times per year on average for all Sephora consumers. In recent years, members of Sephora’s Beauty Inside Loyalty program across tiers (Insider, VIB and Rouge) were two times more likely to use Klarna. Within the program, more than 40% of Klarna users enrolled in a Sephora loyalty program qualified in the top two tiers (VIB and Rouge), measured by annual spend. Using our affiliate program, Expedia increased its exposure on the Klarna app through a variety of channels and placements, including email campaigns and ads. For instance, in 2024, the percentage of Expedia transactions made by new Klarna customers more than doubled in the United States year over year. In the United States, through our affiliate program, Expedia and Hotels.com experienced an approximately 5% increase in their basket size in 2024 year over year. Since 2019, Foodora’s customers in Sweden have been able to pay for their purchases with Klarna. In August 2024, Foodora decided to use our advertising solutions to promote on our network. As a result, the purchase frequency of Klarna consumers increased by 14% in August 2024, as compared to October 2023, and our share of checkout in Sweden reached 35% on average between August 2024 and September 2024.
Source: Klarna’s calculations based on information received from the merchant.
We have continued to add high-quality merchants to our network, as measured by the size of the merchant cohort added, and its consistent GMV and revenue growth over time. We also benefit from the global nature of our network. While we may add a merchant in one country, that same merchant can grow their global reach by launching Klarna in more and more markets, driving further revenue expansion of our merchant cohorts. As we deliver more value to our merchants, they become more engaged with us, which results in a meaningful revenue expansion.

The chart below illustrates merchant revenue by merchant cohort in 2024 and 2023. Each merchant cohort represents the year a merchant first joined our network.
Merchant Revenue by Merchant Cohort

Net dollar revenue retention rate
Revenue CAGR since inception
115%
114%
N/A
104%
61%
17%
52%
48%
6%*
2023
2024
2024
2023
2022
2021
2020
2019
2018 and older

________________
*Since 2018. Net Dollar Revenue Retention Rate and merchant revenue by cohort has been tracked and reported internally by Klarna in SEK and translated into USD using the average exchange rate for the period to which it refers.
Our merchant growth is supported by powerful secular trends such as the growth of digital payments and decreasing appetite for credit among Gen Z and Millennials. With Klarna, merchants are able to serve the evolving preferences of consumers.
Impact of Evolving Global Geography, Product and Merchant Vertical Mix on Our Operating Results and Transaction Margin
Our operating results, including take rates and Transaction margin dollars, are impacted by geographical, product, and merchant vertical mix. While these factors may impact various line items of our operating results in different ways at any given point in time, they collectively drive our long-term growth.
Geographical mix
Geographical mix impacts our operating results due to differences among our markets, including consumer spending behaviors, take rates, consumer credit profiles, the maturity of our credit underwriting and varying processing costs. Our U.S. market today, for example, has higher take rates, as well as higher processing and servicing costs compared to other regions and as a result, has a lower Transaction Margin than our more established geographies. As we have entered and scaled in new markets, our operating losses have consistently decreased while our Transaction margin dollars expanded. For example, in the markets that we entered before 2014, our average Transaction margin was 57% (75%

after excluding funding costs) in 2024. As a result, over the longer term, we anticipate that our Transaction Margin will expand, especially on a country-by-country basis. However, in the short term, while our Transaction Margin Dollars may grow in absolute terms, our Transaction Margin may decline in percentage terms, as our U.S. operations continue to grow faster than our more mature markets.
Our strategy for entry, scaling and margin expansion in new markets is proven and consistent. It is evident in our U.S. strategy, where we began meaningfully investing in 2019. From 2019 to 2024, we grew our U.S. annual GMV by $19 billion. During that period, our U.S. credit losses decreased from 9.6% to 1.2% and our U.S. Transaction margin increased from (84)% in 2019 to 23% in 2024. As we mature our operations in new markets, greater scale typically enables us to lower our processing and servicing costs and better data and understanding of consumer credit enables us to improve our consumer credit losses.

Transaction Margin Typically Increases as Markets Scale and Cohorts Mature	Transaction Margin Dollars

Transaction margin %
Excluding funding costs
Markets launched before 2015
UK 2014 launch
US 2019 launch
75%
71%
12%
0%
(84)%
75%
57%
53%
23%
30% if holding funding costs constant as % GMV to 2023 levels
2019
2020
2021
2022
2023
2024

________________
Note: Markets launched before 2015 include Sweden, Norway, Denmark, Finland, Germany, Netherlands, Austria and Switzerland. Excludes UK, which is shown separately. Transaction margin dollars are calculated as our total revenue less total transaction costs, which consist of processing and servicing costs, consumer credit losses and funding costs.
Payment option mix
Payment option mix impacts our operating results due to varying consumer and merchant economics, take rates and our cost to provide various payment options, including differences in processing fees and consumer credit losses. While we have a range of options, we are able to deliver strong Transaction margin dollars across all of them. For example, our Fair Financing payment option is longer in duration than our other solutions and as such, has higher associated take rates but also higher associated consumer credit losses. Our Pay in Full payment option on the other hand generally has lower take rates but has no funding costs and minimal credit losses.
Merchant vertical mix
Our merchants’ verticals also impact our operating results. Different verticals have different purchase frequencies and AOV as well as may transact to varying degrees with different Klarna payment methods. For example, we are currently growing in Services and Experiences verticals, such as Events and Food & Beverage. These verticals typically have a higher purchase frequency but lower AOVs than other verticals, and are transacted with the Klarna card or Pay in Full. At the same time, our largest merchant vertical is Apparel & Accessories, which in the twelve months ended March 31, 2025 represented approximately 42% of our GMV. In the twelve months ended March 31, 2025, this vertical had a higher-than-average AOV and purchase frequency. In addition, the share of GMV generated from transactions made with our Pay Later payment product in 2024 in this merchant vertical was significantly higher than the average share of Pay Later across all of the transactions conducted on our network.
Our Ability to Maintain Our Cost-Effective Stable Funding
Our funding base is stable, low-cost and flexible as we have the ability to access a variety of forms of funding, including consumer deposits that our banking license, a core competitive advantage, allows us to collect. Higher funding costs would negatively impact our transaction costs and Transaction margin dollars.
We have a conservative, deposit-based approach to funding. In the twelve months ended March 31, 2025, we funded 95% of our lending activities by using funds raised by offering our fixed deposits to our consumers. This contributes to our relatively low cost of funding, as deposit-based funding is generally cheaper than nonbank sources, such as ABS-based funding. We have been operating this deposit-based approach for over 14 years, and we believe we can continue to grow our deposit base if and when needed given the size of our current deposits relative to the overall market demand for deposits. We also have the flexibility to diversify our funding strategy across multiple sources if desired. Our investment grade rating with S&P (BBB-/A-3) allows us to issue a variety of debt securities at a relatively low cost. We have also entered into a number of synthetic securitizations and wholesale funding transactions to support our continued growth and believe we can continue to access capital markets for our financing needs when advantageous to us in various market conditions.
We have a centralized funding model whereby substantially all deposits and other funding (e.g., wholesale market funding) is raised by Klarna Bank. Klarna Bank then provides, by utilizing currency swaps when needed, necessary funding to other entities within our consolidated group, including to enable our geographical expansion and growth in new markets outside of the EEA. There are currently no regulatory restrictions on the amount of such funding that can be provided to our entities that are within the regulated banking group, which comprises Klarna Holding and its subsidiaries, including Klarna Inc., our U.S. operating subsidiary, and KFSUK, our U.K. operating subsidiary. Any funding from Klarna Bank to group entities outside the regulated banking group is subject to limits under large exposures rules, which restrict the amount of such funding to 25% of the regulated banking group’s Tier 1 capital.
The inherent duration gap between our deposits and consumer loans drives stability in our funding costs. In the twelve months ended March 31, 2025, the average term of our deposits was 305 days, compared to the average loan term of approximately 39 days. This duration gap stabilizes the rate at which our funding costs change in response to interest rate changes. We also have control over the average term of our deposits, 74% of which were fixed term in the twelve months ended March 31, 2025. We can adjust terms based on our expectation of market interest rates to lengthen or shorten the duration gap and best respond to different interest rate environments.

Banking License Advantage: Stable Low-cost Funding

Trusted Consumer Savings Platform Since 2013	Duration Gap Drives Stability	Low and Stable Cost of Funding

_________________
Note: Figures refer to the twelve months ended March 31, 2025 unless otherwise indicated.
Our Ability to Maintain Best-In-Class Underwriting Capabilities and Achieve Low Consumer Credit Losses
Our consumer credit offering consists of installment payments and financing products. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. All of our Pay Later products are designed to be fee- and interest-free for the consumer. Fair Financing allows consumers to pay for their purchase over a longer duration. Consumers typically pay interest for this payment method and durations range from three to 48 months. We operate an ML-enabled high-frequency, large scale, real-time underwriting process across a standardized set of products. In the twelve months ended March 31, 2025, our average balance per active Klarna consumer was $79 (compared to an average balance per credit card of approximately $6,730 in the United States in 2024, according to Experian), and average loan duration was approximately 39 days (compared to a typical loan duration in 2023 of more than five years at a typical Nordic bank, according to publicly available information, and an average of 2.9 years of a typical U.S. personal bank loan, according to the U.S. Federal Reserve). We only provide credit for specific purchases, with clear repayment terms that are fixed and short-term. We do not allow borrowing in cash, revolving balances or balance transfers, and we freeze an account if the consumer misses a payment, all of which help us maintain low credit losses.

GMV Growth Coupled with Reducing Credit Losses
_________________
Note: Figures refer to the the twelve months ended March 31, 2025 unless otherwise indicated. High-growth markets refer to all of our markets excluding the United States, the U.K., the Nordics, Germany, Austria and Switzerland.
We have designed our short-term credit products to serve a wide range of consumers, including those with varying credit histories and borrowing needs. Rather than targeting a specific credit segment, our underwriting processes aim to responsibly extend credit across a broad customer base. To that end, we have built market-leading underwriting capabilities based on our access to proprietary data set, including first- and third-party data, and a unique credit underwriting process that becomes more accurate as it scales and our ML models analyze growing amounts of data. We provide a new, real-time underwriting decision for each transaction, leveraging our own records, including the customer’s history with Klarna, and purchase behavior from an average of approximately 2.9 million transactions per day made by 99 million active Klarna consumers in the twelve months ended March 31, 2025. We also leverage merchant data, credit bureau reports, and open banking data to understand the financial position of the consumer at that point in time. Our underwriting process utilizes ML-based credit models and is fully automated, making decisions in a matter of seconds. The underwriting process begins with the identification and authentication of the consumer and the evaluation of our credit and fraud policies to prevent over-indebtedness as well as potential abuse and fraud. We then assess the consumer’s creditworthiness with our ML-based risk scoring and compare approved consumer credit against our own internal risk appetite, all before providing a final credit decision.
As we process more transactions, our credit models continuously improve to achieve increased performance in credit modeling and scoring. The predictive accuracy of our models is demonstrated by a notable improvement in our Gini score over time. In the credit scoring context, a Gini score is a scale of predictive power from 0 to 1, with a higher Gini score indicating higher predictive power. For example, in the United States, our Gini score improved from 0.36 in 2019 to 0.72 in the first half of 2024, while also representing a significant advantage over the models used by credit bureaus such as VantageScore 4.0, which had a Gini score of 0.35 in the first half of 2024, according to our credit scoring model. As a result, as illustrated by the chart below, our Gini score in the United States, where we expanded in 2019, approached a similar level to our Gini score in Germany, one of our most mature markets, showing the increased predictive power of our models as we mature our presence and operations in a new market.
Our high credit modeling and scoring performance allows us to responsibly extend credit to consumers with different credit scores while maintaining the quality of our loan portfolio. For example, in the United States and the United Kingdom, our financing products are used by a broad customer base that includes consumers with both subprime and super prime credit scores (as defined by the

VantageScore 4.0 and Experian methodology commonly used in those markets, respectively). At the same time, our loan-weighted average consumer credit score in those markets in 2024 qualified as near-prime and prime, respectively. We also expect that, as we continue to expand our consumer base and further mature our operations in these markets, in particular the United States, the weighted average credit score of our consumers will further increase, in line with our most mature markets, including Sweden and Germany. In addition, our geographical diversification adds further resilience to our underwriting model as our loan portfolio is not heavily concentrated in a single market. For example, in 2024, Germany and the United States represented 31% and 24% of our GMV (which is closely tied to our loan portfolio distribution), respectively, with Sweden and the United Kingdom accounting for 12% and 11%, respectively.
Increasing Accuracy of Our Credit Models*

United States
Better predictability
.36
.72
.35
2019
2024
U.S. Benchmark**
Germany
Better predictability
.77
.44
2024
German Benchmark**

_________________
*Gini score indicates the model’s discriminatory power, namely, the model’s effectiveness in differentiating between “bad” borrowers, who will default in the future, and “good” borrowers, who will not default in the future. Our Gini score above was calculated for our Pay in 4 payment option (for the United States) and our Pay Later payment option (for Germany).
**U.S. Benchmark Gini is calculated using the VantageScore 4.0 model. German Benchmark Gini is calculated using the Schufa Bank 3.0 model.
Our underwriting process allows us to increase repayment rates and reduce losses, while preventing consumers from taking on unmanageable levels of debt, a stark contrast to credit cards that provide revolving credit and allow cash withdrawals and balance transfers. Each consumer starts with a small spending capacity, compared to large credit limits for new credit card holders, and we gradually increase that limit based on the customer’s repayment history, unlike credit cards, which automatically increase the credit limits to promote usage. We provide consumers clear repayment terms and, by carefully setting the spending capacity based on the customer’s profile and repayment history, ensure that our loans are easy to repay, with less friction than credit cards which permit minimum repayment. Our underwriting process is optimized for sustainable lending that puts the consumer first. To illustrate the sustainability of our approach, our consumer credit delinquencies at 30 days for the twelve months ended June 30, 2024 were

72% lower than the credit card industry average of 4.2% in the United States based on data from the Federal Reserve Bank of St. Louis.
In the second half of 2022, we implemented a strategic initiative to adjust our underwriting standards in an effort to improve the overall credit quality of our portfolio. The initiative was driven by our strategic recalibration to a more balanced growth and shift towards profitability. These changes included updates to our credit underwriting decision framework, such as launching new risk models to manage risk return trade-off in line with our profitability targets for 2023, including first-generation new-consumer-level risk models, targeted risk-based down-payment policies, updating decline thresholds following the new model implementation and adjusting our risk-based pricing policies for our consumer loans to drive a higher yield on the portfolio. In particular, we increased the number of consumers that were required to make a down payment in order to take advantage of our financing products. We also increased the average amount of such down payment based on our updated credit risk models, historical delinquency behavior and information from credit bureaus. As a result, in the fourth quarter of 2023, our credit portfolio comprised loans extended to consumers with either a well-established repayment history with Klarna or a repayment behavior similar to our existing well-performing customer base. Consequently, in 2024, our consumer credit losses represented 0.47% of total GMV.
Operating Leverage from Economies of Scale in Combination with Continued Deployment of AI
Our ability to deliver improvements in our operating results is a function of our increasing operating leverage. From 2022 to 2024, we saw a decrease across our operating expenses both in absolute terms and as a percentage of our revenue. Technology and product development expenses as a percentage of revenue decreased 7 percentage points, sales and marketing expenses as a percentage of revenue decreased 16 percentage points, customer service and operations expenses as a percentage of revenue decreased 8 percentage points and general and administrative expenses as a percentage of revenue decreased 7 percentage points. This led to our total operating expenses as a percentage of revenue decreasing 47 percentage points from 2022 to 2024, even as our GMV increased 27% (28% on a like-for-like basis) in the same period. As a result, our operating result improved by $859 million (or 88%), resulting in a net profit of $21 million in 2024. In the same period, our adjusted operating result improved by $907 million (or 125%), from an adjusted operating loss of $726 million to an adjusted operating profit of $181 million.
These efficiencies have been driven by our increased scale. Additionally, we have prioritized a number of initiatives that improve our operating leverage, including implementing AI throughout our business to drive cost savings. We announced a partnership with OpenAI in 2023 and in February 2024 launched our AI assistant powered by OpenAI to improve customer support. Our AI assistant handled 66% of customer service chats in the twelve months ended March 31, 2025, according to our service chat log data, doing the work equivalent of over 700 full-time agents (estimated based on the average monthly reduction in chat and telephone conversations handled by full-time agents in 2024 following the launch of our AI assistant), and in 2024 delivered approximately $39 million in cost savings. Based on our service chat log data and consumer satisfaction surveys, AI-handled consumer chats rank on par with human agents in consumer satisfaction and demonstrate higher accuracy in errand resolution. Following the launch of our AI assistant, repeat inquiries dropped by 25% between December 2023 and January 2024. Additionally, AI-handled consumer chat resolutions averaged two minutes, compared to the 12-minute average for human agents in 2024.
We are embracing AI in our internal operations as well, which we expect to drive additional operating leverage. The vast majority of our employees use various generative AI tools in their daily work. For example, our engineers use an AI-assisted case log classification tool that organizes documents and categorizes over one million monthly chat conversations. In August 2024, it had a 96% root cause clarification accuracy, according to our internal accuracy tests. By automating a critical and time-consuming task, this tool in 2024 delivered approximately $4.8 million in cost savings. We also provide an AI-chat interface to customer support agents that explains credit denial decisions. This tool, which has been used more than 987,000 times internally from April 2023 to October 2024, helps our agents improve communication with our consumers, leading to higher consumer satisfaction levels. Finally, we operate an internal knowledge chatbot powered by AI, which we call Kiki, that helps employees find information across internal systems, which boosts productivity, compliance, discovery and collaboration.
We have combined AI adoption with a rigorous approach to managing operating costs to drive significant efficiency savings. For example, our sales and marketing costs declined to $328 million in 2024 from $531 million in 2022, driven by AI implementation, cost efficiencies and process centralization, while we maintained a strong GMV and revenue growth. In particular, we reduced our spending on marketing agencies by 75%, from $33 million to $8 million. Multiple other areas of cost savings leverage AI, including reducing image production costs despite running more campaigns and creating significantly more images, and reducing copywriting expenses.
General Economic Conditions and Industry Trends
Our results of operations are impacted by the relative strength of the overall economy and the related levels of unemployment, interest rates, consumer confidence, economic recessions, downturns or extended periods of uncertainty or volatility, all of which may influence consumer spending behavior and consumer demand for financing-enabled commerce. Our merchants’ underlying business activities are also linked to the macroeconomic environment. Our top merchants, for example those in the retail space, are impacted by fluctuations in general economic conditions and consumer spending behavior that affect their sales of products and will generally result in lower credit sales and, therefore, lower loan volume and associated interest income for us.
Currency Fluctuations
We are exposed to currency risks in light of our global operations. The functional and presentation currency of Klarna Group plc is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. As a result, change in currency rates may create additional volatility in our operating and financial results, as more fully discussed below under “—Qualitative and Quantitative Disclosures About Market Risk—Currency Risk.”
Seasonality
We experience seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenue has been strongest during the fourth quarter of our fiscal year due to increases in retail commerce during the holiday season. Similarly, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with such increased holiday purchasing, which may lead to seasonal increases in our advertising revenue. Accordingly, adverse events that occur during these months could have a disproportionate effect on our financial results for the fiscal year. In addition, other seasonal trends may develop or these existing seasonal trends may become more extreme, and the existing seasonality and consumer and merchant behavior that we experience may change or become more significant, which would contribute to fluctuations in our results of operations. As a result, our results may fluctuate significantly and our results in any given fiscal period may not fully reflect the underlying performance of our business or be indicative of the results we may achieve in any other fiscal period.
Key Components of Our Results of Operations
Revenue
Transaction and service revenue
Transaction and service revenue includes merchant revenue, consumer service revenue and advertising revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes.

Merchant revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary among our geographies. Our pricing is a combination of value-based and fixed pricing, charged either ad valorem (proportional to the estimated value of goods and services purchased on our network) or fixed fees on each transaction, or a mix of both. Where consumers return merchandise or goods and merchants process a refund, merchant fees charged for the original transaction are not returned to the merchant. Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. We enter into contracts for advertising either directly with merchants or through other third parties. Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of reminder fees and other administrative fees, including fees for issuing one-time cards. Reminder fees are flat, capped and clearly disclosed. They are applied only when a payment is several days late and are always preceded by multiple friendly reminders (e.g., push notifications, emails and app reminders). These fees are designed to encourage timely repayment and help cover our costs. They vary by geography and payment option.
Interest income
Interest income includes interest earned when consumers choose to spread the cost of transactions over time with one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as “snooze.” We also recognize interest income related to incremental fees earned from certain merchants for provision of interest-free promotional loans to their consumers. Since 2021, we have only charged consumers interest on our Fair Financing products, which have a duration of more than three months. Pay in Full or Pay Later products are non-interest bearing and, as such, we derive no interest income from them. Interest income also includes interest from debt securities.
Operating Expenses
Processing and servicing costs
Processing and servicing costs are costs that we pay to settle transactions. They consist primarily of authentication costs to verify user identities, scoring costs related to purchasing credit and fraud data from various bureaus, distribution costs related to direct communication with consumers, commissions paid to third parties for debt collection and payment fees to credit card companies and financial institutions. Processing and servicing costs typically vary as a result of the relative mix of payment methods and the geographies in which we operate. For example, while in the United States our take rates are higher, our payment fees are similarly higher, which leads to higher processing and servicing costs.
Consumer credit losses
Consumer credit losses for the period consist of realized credit losses, provisions for credit losses for granted credit, less reversal of provisions for credit losses made previously. Realized credit losses are losses whose amount is, for example, determined via bankruptcy, a composition arrangement, a statement by an enforcement authority or the sale of receivables. Our allowance for consumer credit losses represents our estimate of the credit losses inherent in our loans held for investment and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, current economic conditions and our historical net charge-off and loss experience.
Funding costs
Funding costs are the costs associated with funding our consumer financing solutions and include interest that we pay on our consumer deposits, calculated using the effective interest method, and securitization costs, including fair value adjustments on receivables held for trading in connection with forward flow agreements and premiums paid in connection with our synthetic securitization transactions.

Technology and product development
Technology and product development expenses primarily consist of personnel-related costs for technology functions as well as other expenses, including hosting, software licenses, external service providers, hardware costs and amortization of internally developed and acquired technology assets.
Sales and marketing
Sales and marketing expenses primarily consist of personnel costs, general marketing and promotional activities costs, referral commissions, costs related to sponsorships and partnerships, and costs related to consumer promotional programs.
Customer service and operations
Customer service and operations expenses primarily consist of personnel costs for customer support functions and outsourced assistance to help with purchases, account management, returns and merchant disputes.
General and administrative
General and administrative expenses consist of personnel costs for directors and executives, legal and human resources, and finance functions, lease expenses related to short-term leases, low-value assets, and variable lease expenses, professional services costs, and merchant and other losses.
We recognized certain non-recurring costs in connection with this offering and the related preparations to become a publicly listed company in the United States, consisting of professional fees and other expenses. We incurred $15 million in such fees in 2024 and $8 million in the first quarter of 2025. These fees are not directly attributable to the issuance and sale of ordinary shares by us in this offering and have been expensed as incurred.
Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, costs to comply with the rules and regulations applicable to companies listed on the NYSE and increased expenses for insurance, investor relations and professional services. We also expect that our general and administrative expenses will increase in absolute dollars as our business grows.
Depreciation, amortization and impairments
Depreciation, amortization and impairments consists of non-cash charges relating to recognition of depreciation, amortization and impairment of property, equipment, software, internally developed intangibles and right-of-use assets.
Other Income (Expense)
Other income (expense) primarily consists of other income or expenses not classified in the foregoing categories of our operating expenses.
Income Taxes
Income taxes consist of current tax and deferred tax.
Results of Operations
The following table sets forth our results of operations for the periods presented. Historical results for any prior period are not necessarily indicative of results expected in any future period. For example, in the fourth quarter of 2024, we completed the divestment of KCO, our online checkout solution, to a consortium of investors. As a result of this disposition, our revenue and growth figures for the year ending

December 31, 2025 may appear lower on a comparative basis as a result of this disposition. To illustrate that point, after adjusting for the sale of KCO, our revenue and operating loss in the first quarter of 2024 and full year 2024 would be $621 million and $45 million and $2,749 million and $171 million, respectively. To further enhance your understanding of our financial condition, cash flows and other changes in our financial condition and results of operations following the KCO disposition, we separately disclosed KCO’s impact on our revenue in the first quarter of 2024 and full year 2024 and the respective comparative periods.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024	2023	2022
	(in $ millions)
Revenue:
Transaction and service revenue	519	486	2,136	1,768	1,468
Interest income	182	157	675	508	436
Total revenue	701	643	2,811	2,276	1,904
Processing and servicing costs	(164)	(136)	(596)	(541)	(520)
Consumer credit losses	(136)	(117)	(495)	(353)	(550)
Funding costs	(130)	(113)	(503)	(297)	(147)
Technology and product development	(115)	(99)	(444)	(389)	(430)
Sales and marketing	(91)	(79)	(328)	(381)	(531)
Customer service and operations	(51)	(57)	(203)	(240)	(287)
General and administrative	(94)	(51)	(281)	(270)	(320)
Depreciation, amortization and impairments	(10)	(19)	(82)	(128)	(99)
Total operating expenses	(791)	(671)	(2,932)	(2,599)	(2,884)
Operating loss	(90)	(28)	(121)	(323)	(980)
Other income (expense)	(2)	3	154	19	(58)
Profit (loss) before taxes	(92)	(25)	33	(304)	(1,038)
Tax (expense) benefit	(7)	(5)	(12)	60	3
Net profit (loss)	(99)	(30)	21	(244)	(1,035)
Three Months Ended March 31, 2025 Compared to the Three Months Ended March 31, 2024
Revenue

	Three Months Ended March 31,
	2025	2024	$ Change	% Change	% Change on a Like-for-Like basis*
	(in $ millions, except for percentages)
Transaction and service revenue	519	486	33	7%	14%
Interest income	182	157	25	16%	19%
Total revenue	701	643	58	9%	15%
* Year-over-year change on a like-for-like basis is calculated by adjusting our revenue for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. In the first quarter of 2024, KCO contributed $22 million to our Transaction and service revenue. The year-over-year impact of foreign currency fluctuations on our Transaction and service revenue and interest income in the first quarter of 2025 was $9 million and $4 million, respectively.

Total revenue
Total revenue for the three months ended March 31, 2025 increased by $58 million, or 9% (15% on a like-for-like basis), compared to the three months ended March 31, 2024. This increase was generally in line with the increase in our GMV of $1.5 billion, or 6% (13% on a like-for-like basis), in that period and primarily driven by increases in interest income, as more fully described below, in particular our financial performance in the United States, where our total revenue grew by 33% year over year.
Transaction and service revenue
Transaction and service revenue for the three months ended March 31, 2025 increased by $33 million, or 7% (14% on a like-for-like basis), compared to the three months ended March 31, 2024. This increase was generally in line with the higher GMV and primarily driven by an increase in merchant revenue in the United States as well as an increase in consumer service revenue.
Interest income
Interest income for the three months ended March 31, 2025 increased by $25 million, or 16% (19% on a like-for-like basis), compared to the three months ended March 31, 2024. This increase was primarily driven by an increase in interest income from Fair Financing transactions, which represented a larger portion of our product mix.
Operating Expenses

	Three Months Ended March 31,
	2025	2024	$ Change	% Change
	(in $ millions, except for percentages)
Processing and servicing costs	(164)	(136)	(28)	21%
Consumer credit losses	(136)	(117)	(19)	16%
Funding costs	(130)	(113)	(17)	15%
Technology and product development	(115)	(99)	(16)	16%
Sales and marketing	(91)	(79)	(12)	15%
Customer service and operations	(51)	(57)	6	(11)%
General and administrative	(94)	(51)	(43)	84%
Depreciation, amortization and impairments	(10)	(19)	9	(47)%
Operating expenses	(791)	(671)	(120)	18%
Total operating expenses
Total operating expenses for the three months ended March 31, 2025 increased by $120 million million, or 18%, compared to the three months ended March 31, 2024, which represented an 8.5 percentage point increase in total operating expenses as a percentage of total revenue. This was primarily driven by increases in our general and administrative expenses and processing and servicing costs as more fully described below.
Processing and servicing costs
Processing and servicing costs for the three months ended March 31, 2025 increased by $28 million, or 21%, compared to the three months ended March 31, 2024. Our processing and servicing costs for the three months ended March 31, 2024 include an impact of a one-off fee reimbursement from one of the payment networks. After adjusting for such reimbursement, our processing and servicing costs increased by 15% on a year-over-year basis. This increase was primarily driven by growth in our GMV, which grew 6% (13% on a like-for-like basis) during the same period and an increase in transactions in the United States where payment and processing costs are higher than in other countries.

Consumer credit losses
Consumer credit losses for the three months ended March 31, 2025 increased by $19 million, or 16%, compared to the three months ended March 31, 2024, which represented a 1.2 percentage point increase in consumer credit losses as a percentage of total revenue. This increase was primarily driven by an expansion of Pay Later and Fair Financing products in our product mix, particularly in the United States. Our GMV growth for such products was 17% year-over-year, ahead of our overall GMV growth in the period. Despite the increase of consumer credit losses on an absolute basis, loan delinquency trends continued to improve, especially in the United States.
Funding costs
Funding costs for the three months ended March 31, 2025 increased by $17 million, or 15%, compared to the three months ended March 31, 2024, which represented a 1.0 percentage point increase in funding costs as a percentage of total revenue. This increase was primarily a result of costs associated with our forward flow arrangement involving the sale of U.K. Pay Later receivables impacting the three months ended March 31, 2025 with no comparable costs for the three months ended March 31, 2024.
Technology and product development
Technology and product development expenses for the three months ended March 31, 2025 increased by $16 million, or 16%, compared to the three months ended March 31, 2024, which represented a 1.0 percentage point increase in technology and product development expenses as a percentage of total revenue. This increase primarily resulted from higher share-based compensation expenses.
Sales and marketing
Sales and marketing expenses for the three months ended March 31, 2025 increased by $12 million, or 15%, compared to the three months ended March 31, 2024, which represented a 0.7 percentage point increase in sales and marketing expenses as a percentage of total revenue. This increase primarily resulted from higher share-based compensation expenses.
Customer service and operations
Customer service and operations expenses for the three months ended March 31, 2025 decreased by $6 million, or 11%, compared to the three months ended March 31, 2024, which represented a 1.6 percentage point decrease in customer service and operations expenses as a percentage of total revenue. This decrease was primarily driven by a decrease in customer service costs following the introduction of the AI assistant.
General and administrative
General and administrative expenses for the three months ended March 31, 2025 increased by $43 million, or 84%, compared to the three months ended March 31, 2024, which represented a 5.5 percentage point increase in general and administrative expenses as a percentage of total revenue. The increase primarily resulted from higher share-based compensation expenses, including higher social security taxes and other payments, as well as an increase in professional services costs related to this offering and the related preparations to become a publicly listed company in the United States.
Depreciation, amortization and impairments
Depreciation, amortization and impairments for the three months ended March 31, 2025 decreased by $9 million, or 47%, compared to the three months ended March 31, 2024. The decrease was primarily driven by lower amortization expenses for intangible assets.

Other (Expense) Income
The three months ended March 31, 2025 included other expense of $2 million compared to other income of $3 million in the three months ended March 31, 2024.
Income Taxes
Tax expense for the three months ended March 31, 2025 of $7 million increased by $2 million compared to $5 million in the three months ended March 31, 2024.
Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Revenue

	Year Ended December 31,				% Change on a Like-for-Like basis*
	2024	2023	$ Change	% Change
	(in $ millions, except for percentages)
Transaction and service revenue	$2,136	$1,768	$368	21%	23%
Interest income	$675	$508	$167	33%	32%
Total revenue	$2,811	$2,276	$535	24%	25%
* Year-over-year change on a like-for-like basis is calculated by adjusting our revenue for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. In 2024 and 2023, KCO contributed $62 million and $92 million, respectively, to our Transaction and service revenue. The year-over-year impact of foreign currency fluctuations on our Transaction and service revenue and interest income in 2024 was $7.7 million and $0.4 million, respectively.
Total revenue
Total revenue for the year ended December 31, 2024 increased by $535 million, or 24% (25% on a like-for-like basis), compared to the year ended December 31, 2023. This increase was primarily driven by an increase in our GMV of $12.5 billion, or 14% (15% on a like-for-like basis), in that period. The increase in GMV was driven by the expansion of our network, including the increase in customer engagement, with our ARPAC growing from $27 to $30, as well as the growth in the number of active Klarna consumers, which grew by 9 million, or 11%, compared to the year ended December 31, 2023. Our revenue in the year ended December 31, 2024 grew faster than our GMV, primarily driven by higher take rates in various geographies, as discussed under “Transaction and service revenue” below.
Transaction and service revenue
Transaction and service revenue for the year ended December 31, 2024 increased by $368 million, or 21% (23% on a like-for-like basis), compared to the year ended December 31, 2023. The increase was primarily driven by a strong growth in GMV and revenue in the United States, the U.K. and Germany. Given that both the United States and the U.K. have higher take rates than our average take rate, higher GMV in those markets translated into disproportionately higher merchant revenue, which increased by $267 million year over year. Transaction and service revenue growth was also driven by higher consumer service revenue, which increased by $107 million year over year, due to an increase in revenue from consumer fees in various markets, including Germany, the United States and the U.K., corresponding to our higher GMV in the period.
Interest income
Interest income for the year ended December 31, 2024 increased by $167 million, or 33% (32% on a like-for-like basis), compared to the year ended December 31, 2023. This increase was partly driven by an increase of $69 million in the interest income earned on our interest-bearing debt securities, resulting from a higher balance of treasury bills held at central banks which resulted in increased interest income earned on them. The remaining portion of the increase was primarily driven by increases in interest income from Fair Financing transactions of $65 million and interest income from “snooze” fees of $32 million due to increased volumes of Fair Financing and Pay Later transactions, respectively.
Operating Expenses

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(in $ millions, except for percentages)
Processing and servicing costs	(596)	(541)	(55)	10%
Consumer credit losses	(495)	(353)	(142)	40%
Funding costs	(503)	(297)	(206)	69%
Technology and product development	(444)	(389)	(55)	14%
Sales and marketing	(328)	(381)	53	(14)%
Customer service and operations	(203)	(240)	37	(15)%
General and administrative	(281)	(270)	(11)	4%
Depreciation, amortization and impairments	(82)	(128)	46	(36)%
Operating expenses	(2,932)	(2,599)	(333)	13%
Total operating expenses
Total operating expenses for the year ended December 31, 2024 increased by $333 million, or 13%, compared to the year ended December 31, 2023. This was primarily driven by an increase in our funding costs and consumer credit losses, as more fully described below.
Processing and servicing costs
Processing and servicing costs for the year ended December 31, 2024 increased by $55 million, or 10%, compared to the year ended December 31, 2023. This increase was primarily driven by growth in our GMV, which grew 14% (15% on a like-for-like basis) during the same period, partially offset by a reduction in authentication and scoring costs.
Consumer credit losses
Consumer credit losses for the year ended December 31, 2024 increased by $142 million, or 40%, compared to the year ended December 31, 2023, growing as a percentage of GMV from 0.38% to 0.47%. This increase was primarily driven by a change in our market mix, with the United States contributing a larger share of our GMV. The U.S. market is at an earlier stage of development compared to our more mature geographies, leading to higher credit losses on a consolidated basis. A change in product mix also contributed to the increase in consumer credit losses, as the share of transactions utilizing our Fair Financing product in our GMV increased.
Funding costs
Funding costs for the year ended December 31, 2024 increased by $206 million, or 69%, compared to the year ended December 31, 2023, which represented a 4.8 percentage point increase in our funding costs as a percentage of total revenue. This increase was primarily driven by an increase in our interest expense on consumer deposits of $153 million, resulting from higher prevailing interest rates in our European geographies between 2023 and 2024. In addition, our cost of securitizations increased by $42 million, primarily as a result of the cost of the 2024 forward flow transaction involving the sale of our U.K. Pay Later (30) and Pay in 3 receivables. As a result, our funding costs as a percentage of GMV grew from 32 basis points in the year ended December 31, 2023 to 48 basis points in the year ended December 31, 2024.

Technology and product development
Technology and product development expenses for the year ended December 31, 2024 increased by $55 million, or 14%, compared to the year ended December 31, 2023. This increase was primarily driven by an increase in labor-related technology costs of $47 million resulting from an increase in compensation expenses and a lower amount of capitalized expenses year over year. We currently only recruit for a limited number of engineering roles, focusing our investments on product development and AI to enhance customer experiences and internal efficiency.
Sales and marketing
Sales and marketing expenses for the year ended December 31, 2024 decreased by $53 million, or 14%, compared to the year ended December 31, 2023, which represented a 5.1 percentage point decrease in sales and marketing expenses as a percentage of our total revenue. In the year ended December 31, 2024, we were able to continue to efficiently allocate our marketing spend, resulting in a decrease in our sales and marketing costs, partially offset by an increase in commission costs for third-party partners as a result of our GMV growth.
Customer service and operations
Customer service and operations expenses for the year ended December 31, 2024 decreased by $37 million, or 15%, compared to the year ended December 31, 2023, which represented a 3.3 percentage point decrease in customer service and operations expenses as a percentage of our total revenue. This decrease was primarily driven by a decrease in customer service costs as we continued to make significant efforts to optimize and manage such costs.
General and administrative
General and administrative expenses for the year ended December 31, 2024 increased by $11 million, or 4%, compared to the year ended December 31, 2023. The increase primarily resulted from an increase in professional services costs related to this offering and the related preparations to become a publicly listed company in the United States.
Depreciation, amortization and impairments
Depreciation, amortization and impairments for the year ended December 31, 2024 decreased by $46 million, or 36%, compared to the year ended December 31, 2023. The decrease was primarily driven by decreased impairment of certain property and equipment of $29 million, including right-of-use assets, and decreased depreciation of $16 million.
Other Income (Expense)
Other income for the year ended December 31, 2024 primarily related to a net gain of $171 million as a result of the divestment of KCO, as more fully described in Note 11 to the consolidated financial statements included elsewhere in this prospectus. Other income for the year ended December 31, 2024 also included the recycling of currency translation effects from other comprehensive income of $18 million. These impacts were partially offset by the remark and administrative fine of $47 million issued by the SFSA in December 2024.
Other income for the year ended December 31, 2023 primarily related to a gain of $13 million on the repurchase of convertible notes, as more fully described in the section titled “Certain Relationships and Related Party Transactions―Convertible Notes Repurchase” elsewhere in this prospectus.
Income Taxes
Tax expense for the year ended December 31, 2024 was $12 million compared to a tax benefit of $60 million for the year ended December 31, 2023. The change to a tax expense from a tax benefit was primarily due to us generating a net profit before taxes of $33 million for the year ended December 31, 2024, compared to a net loss before taxes of $304 million, and the recognition of certain deferred tax assets and liabilities of $73 million in the year ended December 31, 2023.
Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
Revenue

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(in $ millions, except for percentages)
Transaction and service revenue	1,768	1,468	300	20%
Interest income	508	436	72	17%
Total revenue	2,276	1,904	372	20%
Total revenue
Total revenue for the year ended December 31, 2023 increased by $372 million, or 20%, compared to the year ended December 31, 2022. This increase was primarily driven by an increase in our GMV of 9.6 billion, or 12% (11% on a like-for-like basis). The increase in GMV was driven by the expansion of our network, including the increase in consumer engagement, with our ARPAC growing from $24 to $27, as well as the growth in the number of active Klarna consumers, which grew by 5 million, or 6%, compared to the year ended December 31, 2022. Our revenue in the year ended December 31, 2023 grew faster than our GMV, primarily driven by higher take rates in various geographies, as discussed under “Transaction and service revenue” below.
Transaction and service revenue
Transaction and service revenue for the year ended December 31, 2023 increased by $300 million, or 20%, compared to the year ended December 31, 2022. Transaction and service revenue grew faster than our GMV, primarily driven by a strong growth in GMV and revenue in the United States, the U.K. and Germany, which outpaced our total GMV and revenue growth rate. Given that both the United States and the U.K. have higher take rates than our average take rate, higher GMV in those markets translated into disproportionately higher merchant revenue, which increased by $229 million year over year. Transaction and service revenue growth was also driven by higher consumer service revenue, which increased by $59 million year over year, due to the increase of consumer fees in various markets, including in the United States, the U.K. and Germany.
Interest income
Interest income for the year ended December 31, 2023 increased by $72 million, or 17%, compared to the year ended December 31, 2022. This increase was primarily driven by an increase of $59 million in the interest income earned on our interest-bearing debt securities, reflective of the higher interest rate environment. The remaining portion of the increase was primarily driven by an increase in interest income from “snooze” fees of $45 million due to an increased volume of Pay Later transactions, partially offset by a decrease in interest income from Fair Financing transactions of $29 million.

Operating Expenses

	Year Ended December 31,
	2023	2022	$ Change	% Change
	(in $ millions, except for percentages)
Processing and servicing costs	$(541)	$(520)	$(21)	4%
Consumer credit losses	(353)	(550)	197	(36)%
Funding costs	(297)	(147)	(150)	102%
Technology and product development	(389)	(430)	41	(10)%
Sales and marketing	(381)	(531)	150	(28)%
Customer service and operations	(240)	(287)	47	(16)%
General and administrative	(270)	(320)	50	(16)%
Depreciation, amortization and impairments	(128)	(99)	(29)	29%
Operating expenses	$(2,599)	$(2,884)	$285	(10)%
Total operating expenses
Total operating expenses for the year ended December 31, 2023 decreased by $285 million, or 10%, compared to the year ended December 31, 2022, which represented a 37.3 percentage point decrease in total operating expenses as a percentage of total revenue. This was primarily driven by the decrease in our sales and marketing expenses resulting from increased brand awareness and efficient marketing spend, partially offset by an increase in depreciation, amortization and impairment, as more fully described below.
Processing and servicing costs
Processing and servicing costs for the year ended December 31, 2023 increased by $21 million, or 4%, compared to the year ended December 31, 2022. This increase was primarily driven by growth in our GMV, which grew 12% (or 11% on a like-for-like basis) during the same period, largely offset by a decline in processing and servicing costs on a per-transaction basis as a result of more favorable settlement terms.
Consumer credit losses
Consumer credit losses for the year ended December 31, 2023 decreased by $197 million, or 36%, compared to the year ended December 31, 2022, which represented a 13 percentage point decrease in consumer credit losses as a percentage of total revenue as our consumer credit loss rate has improved. In particular, as we have further scaled our operations, including in the United States and U.K., our underwriting models have matured, delivering a reduction in overall consumer credit loss rates in each of our four largest geographies (Germany, the United States, Sweden and the U.K.).
Funding costs
Funding costs for the year ended December 31, 2023 increased by $150 million, or 102%, compared to the year ended December 31, 2022, which represented a 5.3 percentage point increase in funding costs as a percentage of total revenue. This increase was primarily driven by the increase in our interest expense on consumer deposits of $127 million, resulting from higher prevailing interest rates in our European geographies between 2022 and 2023. In order to attract and retain depositors, we offered higher rates on our consumer deposits. Higher funding costs were also driven by an increase in the absolute dollar amount of such deposits, which increased by $1,818 million, or 24%, compared to the year ended December 31, 2022, in order to support our GMV growth. Our funding costs as a percentage of GMV grew from 18 basis points in the year ended December 31, 2022 to 32 basis points in the year ended December 31, 2023.

Technology and product development
Technology and product development expenses for the year ended December 31, 2023 decreased by $41 million, or 10%, compared to the year ended December 31, 2022, which represented a 5.5 percentage point decrease in technology and product development expenses as a percentage of total revenue. This decrease was primarily driven by a decrease in technology costs of $77 million, including $64 million of labor costs, resulting from our implementation of process optimization for cloud services, partially offset by an increase in amortization and impairment of internally developed assets of $41 million.
Sales and marketing
Sales and marketing expenses for the year ended December 31, 2023 decreased by $150 million, or 28%, compared to the year ended December 31, 2022, which represented an 11.1 percentage point decrease in sales and marketing expenses as a percentage of total revenue. We were able to more efficiently allocate our marketing spend, leading to the overall decrease in our sales and marketing costs, as a result of our increased scale in growth markets and higher brand awareness.
Customer service and operations
Customer service and operations expenses for the year ended December 31, 2023 decreased by $47 million, or 16%, compared to the year ended December 31, 2022, which represented a 4.5 percentage point decrease in customer service and operations expenses as a percentage of our total revenue. In the year ended December 31, 2023, our customer service engagement increased as a result of our higher GMV. However, customer service costs decreased by $32 million and our outsourced functions and business operations costs decreased by $15 million as we made significant efforts to optimize and manage our costs.
General and administrative
General and administrative expenses for the year ended December 31, 2023 decreased by $50 million, or 16%, compared to the year ended December 31, 2022, which represented a 4.9 percentage point decrease in general and administrative expenses as a percentage of our total revenue. The decrease primarily resulted from reductions in professional services costs of $15 million, employee labor costs of $16 million and other general and administrative expenses of $19 million as we made significant efforts to manage costs and deliver efficiency-driven savings.
Depreciation, amortization and impairments
Depreciation, amortization and impairments for the year ended December 31, 2023 increased by $29 million, or 29%, compared to the year ended December 31, 2022. The increase was primarily driven by increased impairment of certain property and equipment of $24 million, including right-of-use assets, and a $14 million write-down of goodwill following our withdrawal from certain strategic initiatives during the fourth quarter of 2023 and related decisions to optimize our office footprint and early terminate certain lease agreements. This was partially offset by decreased depreciation of $9 million due to lower property and equipment amounts.
Other Income (Expense)
Other income for the year ended December 31, 2023 primarily related to a gain of $13 million on the repurchase of convertible notes, as more fully described in the section titled “Certain Relationships and Related Party Transactions―Convertible Notes Repurchase” elsewhere in this prospectus. Other expense for the year ended December 31, 2022 primarily related to unrealized losses on equity investments of $51 million.

Income Taxes
Tax benefit for the year ended December 31, 2023 of $60 million increased by $57 million compared to $3 million in the year ended December 31, 2022. This increase was primarily driven by the realization of deferred tax assets of $59 million, and partially offset by a decrease in our net loss of $2 million year over year.
Non-IFRS Financial Measures

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024	2023	2022
	(in $ millions, except for percentages)
Transaction Margin Dollars	$271	$277	$1,217	$1,085	$687
Transaction Margin	39%	43%	43%	48%	36%
Adjusted Operating Profit (Loss)	$3	$15	$181	$(49)	$(726)
Adjusted Operating Margin	0.4%	2.3%	6.4%	(2.2)%	(38.1)%
We use certain non-IFRS financial measures to supplement our consolidated financial statements, which are presented in accordance with IFRS. These non-IFRS financial measures include Transaction margin dollars, Transaction margin, Adjusted operating profit (loss) and Adjusted operating margin. We use these non-IFRS financial measures to facilitate the review of our operational performance and as a basis for strategic planning. We also present period-over-period changes in certain metrics on a like-for-like basis, which are calculated by adjusting the applicable metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period.
Transaction margin dollars and Transaction margin are key performance measures used by our management to measure our ability to attain efficiency and scale and to grow these metrics over time. They measure our success in growing revenue while effectively managing our processing and servicing costs, consumer credit losses and funding costs in both maturing markets (which include the Nordics, Germany, Netherlands, Austria, Switzerland and the U.K.) and new markets (which include the remaining markets in which we currently operate, including the United States). We primarily strive to grow our revenue by increasing the number of our active Klarna consumers and ARPAC as well as expanding into additional markets. In parallel, we seek to drive efficiencies in our processing and servicing costs and to effectively manage our credit losses by improving our underwriting capabilities, in particular in our new markets, while maintaining low and stable funding costs. Our management uses Transaction margin dollars and Transaction margin in assessing our success in meeting these objectives.
In addition, by excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that Adjusted operating profit (loss) and Adjusted operating margin provide meaningful supplemental information regarding our performance. Accordingly, we believe that these non-IFRS financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of non-IFRS financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-IFRS measures. These non-IFRS measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. Other companies, including companies in our industry, may calculate these non-IFRS (or similar non-GAAP) financial measures differently or not at all, which reduces their usefulness as comparative measures.
Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, consumer credit losses and funding costs. Transaction margin is calculated by dividing Transaction margin dollars by our total revenue. Adjusted operating profit (loss) is defined as operating profit (loss) excluding (i) depreciation, amortization and impairments, (ii) share-based payments expense, (iii) severance-related restructuring costs and (iv) expenses related to the preparation to this offering not connected to the issue and sale of ordinary shares by us in this offering. Adjusted operating margin is defined as Adjusted operating profit (loss) divided by our total revenue. Depreciation, amortization and impairments below include amounts recorded within Technology and product development expenses in our consolidated statements of profit and loss. We consider the exclusion of certain nonrecurring or noncash items in calculating Adjusted operating profit (loss), Adjusted operating margin and Adjusted non-transaction-related operating expenses to provide a useful measure for investors and others to evaluate our operating results and expenses in the same manner as management.
The following table presents a reconciliation of our operating income (loss) and our operating margin, the most directly comparable financial measures presented in accordance with IFRS, to our Transaction margin dollars and Transaction margin:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024	2023	2022
	(in $ millions, except for percentages)
Total revenue	$701	$643	$2,811	$2,276	$1,904
Operating loss	$(90)	$(28)	$(121)	$(323)	$(980)
Operating margin	(12.8)%	(4.4)%	(4.3)%	(14.2)%	(51.5)%
Adjustments:
Technology and product development	$115	$99	$444	$389	$430
Sales and marketing	$91	$79	$328	$381	$531
Customer service and operations	$51	$57	$203	$240	$287
General and administrative	$94	$51	$281	$270	$320
Depreciation, amortization (excluding software) and impairments	$10	$19	$82	$128	$99
Transaction margin dollars	$271	$277	$1,217	$1,085	$687
Transaction margin	38.7%	43.1%	43.3%	47.7%	36.1%
Note: Amortization of acquired and internally developed software is included in Technology and product development.

In the first quarter of 2024 and full year 2024 and 2023, KCO contributed $17 million, $50 million and $72 million, respectively, to our Transaction margin dollars. The year-over-year impact of foreign currency fluctuations on our Transaction margin dollars in the first quarter of 2025 and full year 2024 and 2023 was $3 million, $6 million and $10 million, respectively.
The following table presents a reconciliation of our operating income (loss) and our operating margin, the most directly comparable financial measure presented in accordance with IFRS, to our Adjusted operating profit (loss) and Adjusted operating margin:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024	2023	2022
	(in $ millions, except for percentages)
Total revenue	$701	$643	$2,811	$2,276	$1,904
Operating loss	$(90)	$(28)	$(121)	$(323)	$(980)
Operating margin	(12.8)%	(4.4)%	(4.3)%	(14.2)%	(51.5)%
Adjustments:

Depreciation, amortization and impairments	$26	$36	$189	$227	$162
Share-based payments expense	$59	$5	$92	$43	$56
Severance-related restructuring costs	$—	$—	$6	$4	$36
IPO-related costs	$8	$2	$15	$—	$—
Adjusted operating profit (loss)	$3	$15	$181	$(49)	$(726)
Adjusted operating margin	0.4%	2.3%	6.4%	(2.2)%	(38.1)%
Segment Results of Operations
We manage our business as one operating segment. As a result, our consolidated financial statements included elsewhere in this prospectus have been presented and disclosed as one reportable operating segment.
Geographic Breakdown of Revenue
In the three months ended March 31, 2025 and 2024 as well as in the full year 2024, 2023 and 2022, our main geographic markets by revenue were Germany, the United States, Sweden and the U.K. No other market contributed more than 10% of revenues. Please refer to Note 3 to our interim condensed consolidated financial statements and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for more information about the breakdown of our total revenue by geographic market.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly interim condensed consolidated results of operations for each of the      quarters in the period ended         . The information for each of these quarters has been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary to present fairly our results of operations and financial conditions for the periods presented. The following unaudited interim condensed consolidated quarterly financial data should be read in conjunction with our annual consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

Three Months Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
(in $ millions)
Revenue:
Transaction and service revenue
Interest income
Total revenue
Processing and servicing costs
Consumer credit losses
Funding costs
Technology and product development
Sales and marketing
Customer service and operations
General and administrative
Depreciation, amortization and impairments
Total operating expenses
Operating profit (loss)
Other income (expense)
Profit (loss) before income taxes
Tax benefit
Net profit (loss)
Liquidity and Capital Resources
Sources and Uses of Funds
We have maintained a deliberate balance of growth and profitability, generating positive net income from 2005 to 2018. From 2019 to 2022, we invested to accelerate global revenue growth, specifically in the United States. In 2023, we reached an inflection point where the scale of our U.S. operations allowed us to generate positive Transaction margin dollars in that market and on a consolidated basis. While our expansion in the United States has contributed to an increase in our GMV, it has also led to operating and net losses in recent periods. Our accumulated deficit equaled $2,184 million, $2,081 million and $2,159 million as of March 31, 2025, December 31, 2024 and 2023, respectively.
We are subject to regulatory requirements on liquidity and funding, including, among others, the Basel III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. See “—Regulatory Capital Requirements” below. Our funding needs are determined by the size and growth of our consumer loan portfolio and the size of our liquidity buffer. The funding needs are met primarily with consumer deposits as well as wholesale market funding and loan sale arrangements.
We introduced deposit offerings in 2012. As of March 31, 2025, we held $10.8 billion of consumer funds. We believe that consumers find our deposit platform attractive due to its ease of account opening, its intuitive digital platform and the competitive interest rates that we offer. We currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France, Belgium,

Spain, Ireland, Italy and Portugal. We also raise deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party platform operated by Raisin. We do not take deposits in the United States, including interest-bearing deposits, as we do not maintain the necessary banking licenses to take U.S. deposits. Given our access to a variety of funding sources, as described below, and our decreasing net losses in recent periods, expanding our deposit-taking operations into the United States is not currently a part of our funding strategy.
In addition to maintaining and growing our deposit base, we pursue a number of additional funding strategies. Through our subsidiaries, we issue commercial paper, regulatory capital notes as well as other debt securities, including senior and subordinated notes under our Euro and Swedish Medium Term Note Program, as more fully discussed under “—Indebtedness” below. We also utilize forward flow sale agreements, pursuant to which we sell loans originated on our network. See “—Securitization and Forward Flow Arrangements.” Accordingly, we believe that we have sufficient access to funding sources necessary to appropriately support our operations and future growth.
We have a centralized funding model whereby substantially all deposits and other funding (e.g., wholesale market funding) is raised by Klarna Bank. Klarna Bank then provides, by utilizing currency swaps when needed, necessary funding to other entities within our consolidated group, including to enable our geographical expansion and growth in new markets outside of the EEA. There are currently no regulatory restrictions on the amount of such funding to our entities that are within the regulated banking group, which comprises Klarna Holding and its subsidiaries, including Klarna Inc., our U.S. operating subsidiary, and KFSUK, our U.K. operating subsidiary. Any funding from Klarna Bank to group entities outside the regulated banking group is subject to limits under large exposures rules, which restrict the amount of such funding to 25% of the regulated banking group’s Tier 1 capital.
Our primary needs for liquidity are driven by regulatory requirements and our internal risk limits for liquidity risk. We take a conservative approach to liquidity. As of December 31, 2024, our LCR and NSFR were 570.9% and 178.7%, respectively, many times higher than the LCR and NSFR of major Nordic banks. We also had HQLA of $3,143 million as of December 31, 2024, 96% of which comprised of cash held at various central banks and other demand deposits. Our liquidity risk arises through the need to fund withdrawals of consumer deposits as well as extending loans to our consumers, capital expenditures and working capital. Our future contractual obligations and outstanding indebtedness, respectively, are further discussed under “―Contractual Obligations” and “―Indebtedness” below.
We had $4,105 million, $3,243 million and $2,391 million of cash and cash equivalents as of March 31, 2025, December 31, 2024 and 2023, respectively. The $862 million increase in cash as of March 31, 2025 as compared to December 31, 2024 was primarily due to increases in cash and treasury bills held at central banks. The $852 million increase in cash as of December 31, 2024 as compared to December 31, 2023 was primarily due to increases in cash and treasury bills held at central banks and an increase in our other bank deposits.
We believe that our existing cash and cash equivalent balances, projected cash inflows from operations, including from consumer deposits and repayment of consumer loans and loan sale arrangements, will be sufficient to meet our future liquidity needs for at least the next 12 months. Our long-term funding requirements may vary materially from those currently planned and will depend on many factors, including, but not limited to, our loan portfolio growth rate, the development of our network and introduction of new products, services and offerings, potential entrance into new geographies or adjacent categories or merger and acquisition activity, other strategic initiatives, increased regulatory requirements, credit losses, headcount, sales and marketing activities, capital expenditures and volatility in capital markets and overall economic conditions.
To the extent that current and anticipated future sources of funding are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing or further increase the amount of our consumer deposits. The sale of additional equity securities would result in additional dilution to shareholders. Incurring debt financing would result in debt service obligations. The instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurance that we will be able to raise additional funds on terms that are attractive to us or at all. The inability to raise funds may adversely affect our business, results of operations, financial condition and future prospects.
See “Risk Factors—Risks Related to Our Business and Industry—We may be unable to maintain our funding model based on consumer deposits or otherwise maintain, renew or replace our other funding arrangements.”
Regulatory Capital Requirements
We are subject to extensive capital adequacy requirements, including, among others, the Basel III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. The capital adequacy framework specifies, among other things, minimum amounts and types of capital that we need to maintain, including CET1 capital and Tier 1 capital in relation to our risk-weighted exposure amounts.
The table below presents a summary of capital adequacy and liquidity information on a consolidated basis, consistent with our presentation of such information in our Pillar 3 Reports, for the periods presented. We are required to prepare such reports on an annual basis. In addition, we publish select capital adequacy and liquidity information quarterly.

	As of March 31,	As of December 31,
	2025	2024	2023	2022
	(in $ millions, except for percentages)
Own funds:
CET1 capital	1,181	1,176	1,159	1,427
Tier 1 capital	1,343	1,326	1,176	1,468
Total capital	1,521	1,497	1,251	1,493
Total risk-weighted exposure amount	6,601	6,986	7,150	6,587
Capital ratios and requirements: (1)
CET1 capital requirement	8.6%	8.6%	8.6%	8.1%
CET1 capital ratio	17.9%	16.8%	16.2%	21.7%
Tier 1 capital requirement	10.3%	10.3%	10.4%	9.8%
Tier 1 capital ratio	20.4%	19.0%	16.4%	22.3%
Overall capital requirement	12.6%	12.6%	12.4%	11.0%
Total capital ratio	23.0%	21.4%	17.5%	22.7%
Leverage ratio and requirements:
Total leverage ratio exposure amount	15,020	13,371	13,130	11,472
Minimum leverage ratio requirement (2)	5.3%	5.3%	6.0%	3.0%
Leverage ratio (3)	8.9%	9.9%	9.0%	12.8%
Liquidity coverage ratio (LCR): (4)
HQLA	5,009	3,143	2,909	2,478
LCR	900.9%	570.9%	723.6%	768.0%
Net Stable Funding Ratio (NSFR): (5)
Total available stable funding	11,710	10,749	11,702	10,068
Total required stable funding	5,907	6,014	5,974	5,723
NSFR	198.2%	178.7%	195.9%	175.9%
____________
Note: Tier 1 capital is calculated as a sum of CET1 capital and AT1 capital. Total capital includes Tier 1 capital and Tier 2 capital.
(1)Capital ratios requirements include the minimum requirement, Pillar 2 requirement as well as any counter-cyclical and capital conservation buffer for the period.
(2)Includes minimum leverage ratio requirement of 3% as well as any additional Pillar 2 guidance for the period.
(3)Leverage ratio is calculated by dividing Tier 1 capital by the total leverage ratio exposure amount. A higher leverage ratio indicates a less levered institution.

(4)LCR is calculated by dividing HQLA by projected net cash outflows during a 30-day stressed period. This ratio should be equal to at least 100% on an ongoing basis.
(5)NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. This ratio should be equal to at least 100% on an ongoing basis.
As illustrated by the table above, while the amount of own funds, high-quality liquid assets and available stable funding have fluctuated over the periods presented, they at all times remained significantly above the applicable regulatory requirements. Such fluctuations were mostly driven by our discretionary capital allocation decisions made in the ordinary course of business to support our growth and effectively manage our operations. They also reflect changes in our net loss (income) for the relevant period.
In line with the applicable regulations, distributions from Klarna Bank and Klarna Holding are subject to ongoing compliance with capital requirements and to permission from the SFSA. For more information about the various capital adequacy regulations applicable to us and our capital adequacy analysis, see “Business—Regulatory Environment—Regulatory capital and liquidity requirements” and Note 3 to our consolidated financial statements included elsewhere in this prospectus, respectively.
Cash Flow Information
The following table sets forth our consolidated cash flow information for the periods presented:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024	2023	2022
	(in $ millions)
Cash provided by (used in):
Operating activities	$607	$1,175	$587	$808	$336
Investing activities	$(7)	$(11)	$154	$(83)	$(459)
Financing activities	$9	$163	$312	$(62)	$18
Three Months Ended March 31, 2025 Compared to the Three Months Ended March 31, 2024
Operating activities
Cash inflow from operating activities was $607 million in the three months ended March 31, 2025, compared to cash inflow from operating activities of $1,175 million in the three months ended March 31, 2024. The year-over-year decrease of $568 million in cash flow from operating activities was primarily driven by a $640 million increase in investments in high-quality liquid assets, as we continued to build our medium- to long-term portfolio, partially offset by a $291 million increase in payables to merchants.
Investing activities
Cash outflow from investing activities was $7 million in the three months ended March 31, 2025, compared to cash outflow from investing activities of $11 million in the three months ended March 31, 2024. The year-over-year increase of $4 million in cash flow from investing activities was primarily due to a year-over-year decrease in investments in intangible assets of $5 million.
Financing activities
Cash inflow from financing activities was $9 million in the three months ended March 31, 2025, compared to cash inflow from financing activities of $163 million in the three months ended March 31, 2024. The year-over-year decrease of $154 million in cash flow from financing activities was primarily due to new issuances of AT1 securities of $142 million in the three months ended March 31, 2024.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Operating activities
Cash inflow from operating activities, excluding the impact of movements in operating assets and liabilities, increased to $752 million in the year ended December 31, 2024, a year-over-year increase of $311 million. This increase was driven by underlying improvements in our profitability, as reflected in our profit before taxes of $33 million compared to a loss before taxes of $304 million in the prior year.
Cash outflows from changes in operating assets and liabilities totaled $532 million, primarily due to a $696 million year-over-year decrease in cash flows from consumer deposits. We continue to raise consumer deposits to support our GMV growth, with cash inflows from such deposits reaching $820 million in 2024, compared to $1,516 million in the prior year. These outflows were partially offset by other working capital movements.
Investing activities
Cash inflow from investing activities was $154 million in the year ended December 31, 2024, compared to cash outflow from investing activities of $83 million in the year ended December 31, 2023. The year-over-year increase of $237 million in cash flow from investing activities was primarily due to net cash received of $187 million from the divestment of KCO, as more fully described in Note 11 to the consolidated financial statements included elsewhere in this prospectus, and a year-over-year decrease in investments in intangible assets of $40 million.
Financing activities
Cash inflow from financing activities was $312 million for the year ended December 31, 2024, compared to cash outflow from financing activities of $62 million in the year ended December 31, 2023. The year-over-year increase of $374 million in cash flow from financing activities was primarily due to a year-over-year increase in cash inflow from issuances of notes payable and other borrowings of $160 million, including new issuances of $142 million of senior unsecured bonds under the Swedish Medium Term Note Program (as defined below), and new issuances of AT1 securities of $142 million in the year ended December 31, 2024.
Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
Operating activities
Cash inflow from operating activities was $808 million in the year ended December 31, 2023 compared to cash inflow from operating activities of $336 million in the year ended December 31, 2022. The year-over-year increase of $472 million in cash inflow from operating activities was primarily due to a decrease in our profit before taxes of $734 million. Additionally, our cash flows from other assets and liabilities increased by $690 million in the year ended December 31, 2023, compared to a decrease of $417 million in the year ended December 31, 2022. In the year ended December 31, 2023, the net increase in our cash flows provided by other assets and liabilities was primarily driven by a decrease of $359 million in our outstanding debt securities and increases of $167 million in payables to merchants and $94 million in accrued expenses, respectively. In the year ended December 31, 2022, the decrease in our cash flows from other assets and liabilities was primarily driven by a net decrease of $128 million in our currency swaps.
These year-over-year increases in cash flows in 2023 were partially offset by year over year net cash flow decreases of $568 million in consumer deposits and $296 million in notes payable and other borrowings, respectively.

Investing activities
Cash outflow from investing activities was $83 million in the year ended December 31, 2023 compared to cash outflow from investing activities of $459 million in the year ended December 31, 2022. The year-over-year decrease of $376 million in cash outflow from investing activities was primarily due to a $354 million investment in business combinations cash outflow in the year ended December 31, 2022 related to the acquisition of PriceRunner, whereas in the year ended December 31, 2023 there were no cash outflows related to investment in business combinations.
Financing activities
Cash outflow from financing activities was $62 million in the year ended December 31, 2023, compared to cash inflow from financing activities of $18 million in the year ended December 31, 2022. The year-over-year decrease of $80 million in cash flow from financing activities was primarily due to the year ended December 31, 2022 benefiting from a cash inflow relating to proceeds of $799 million from our July 2022 equity funding round, partially offset by a $710 million net increase in commercial papers and bonds.
Indebtedness
Swedish Medium Term Note Program
Klarna Bank established a medium term note program (the “Swedish Medium Term Note Program”) for the issuance of medium term notes denominated in EUR, NOK and SEK (such notes, “Swedish MTN Notes”). Swedish MTN Notes may be issued in minimal denominations of EUR 100,000 (or the equivalent in any other available currency) and with a minimum term of one year. Klarna Bank has agreed that the total principal amount of Swedish MTN Notes will not exceed SEK 10 billion (approximately $998 million, using the SEK/USD exchange rate of 0.0997815 in effect as of March 31, 2025) at any time. Swedish MTN Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR or STIBOR. Swedish MTN Notes are senior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna Bank’s existing and future senior debt and senior in right of payment to all of Klarna Bank’s existing and future subordinated debt. Neither Klarna Group plc nor any of its subsidiaries guarantees Swedish MTN Notes. The terms and conditions governing Swedish MTN Notes include certain covenants that, among others, limit Klarna Bank’s ability to consolidate, merge or transfer all or substantially all of its assets and require Klarna Bank to maintain a license to conduct banking and/or financing activities as required under the Swedish Banking and Financing Business Act as well as make certain information available to noteholders. Swedish MTN Notes are subject to the application of the bail-in tool, as more fully described in the section of this prospectus titled “Risk Factors―Risks Related to Our Regulatory Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”
Euro Medium Term Note Program
Klarna Holding and Klarna Bank established a medium term note program (the “Euro Medium Term Note Program”) for the issuance of medium term notes in DKK, EUR, NOK, GBP, SEK and USD (such notes, “Euro MTN Notes”). Euro MTN Notes may be issued in minimal denominations of EUR 100,000 (or the equivalent in any other available currency) and with a minimum term of one year. Klarna Holding and Klarna Bank have agreed that the total principal amount of Euro MTN Notes will not exceed EUR 3,000 million (approximately $3,246 million, using the EUR/USD exchange rate of 1.0818998 in effect as of March 31, 2025) at any time. Euro MTN Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR, STIBOR, SOFR or CIBOR, or may be non-interesting bearing. Euro MTN Notes may be issued on a senior preferred basis (“Senior Preferred Notes”), on a senior non-preferred basis (“Senior Non-Preferred Notes”) or on a subordinated basis. The Senior Preferred Notes and the Senior Non-Preferred Notes are intended to be available to meet any MREL Requirement applicable to us. Neither Klarna Group plc nor any of its subsidiaries guarantees Euro

MTN Notes. Euro MTN Notes are subject to the application of the bail-in tool, as more fully described in the section of this prospectus titled “Risk Factors―Risks Related to Our Regulatory Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”
AT1 Notes
Klarna Bank issues from time to time notes that are intended to be treated as Additional Tier 1 Capital (such notes, “AT1 Notes”). AT1 Notes have no set maturity date but Klarna Bank may, subject to the SFSA’s pre-approval, redeem such notes in its discretion five years after issuance. AT1 Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR or STIBOR. AT1 Notes are junior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna Bank’s existing and future Additional Tier 1 Capital instruments, senior to all ordinary shares and other instruments that rank junior to AT1 Notes and junior in right of payment to all of depositors of Klarna Bank, other unsubordinated creditors of Klarna Bank, any non-preferred creditors, as defined in the Swedish Rights of Priority Act, and any subordinated creditors, including holders of instruments that qualify as Tier 2 Capital of Klarna Bank. AT1 Notes are subject to write-down upon occurrence of a trigger event, as set forth in the applicable terms and conditions governing the particular series of AT1 Notes. In addition, AT1 Notes are subject to the application of the bail-in tool, as more fully described in the section of this prospectus titled “Risk Factors―Risks Related to Our Regulatory Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”
Tier 2 Notes
Klarna Holding issues from time to time notes that are intended to be treated as Tier 2 Capital (such notes, “Tier 2 Notes”). Tier 2 Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR or STIBOR. Tier 2 Notes are junior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna Holding’s existing and future Tier 2 Capital instruments, senior in right of payment to all of Klarna Bank’s existing and future Additional Tier 1 Capital instruments and all ordinary shares and other instruments that rank junior to Tier 2 Capital instruments and junior in right of payment to all of depositors of Klarna Bank, other unsubordinated creditors of Klarna Bank, and any non-preferred creditors, as defined in the Swedish Rights of Priority Act. The terms and conditions governing Tier 2 Notes include certain covenants that, among others, require Klarna Holding to make certain information available to the noteholders. Tier 2 Notes may be issued under the Swedish Medium Term Note Program or the Euro Medium Term Note Program, or in a standalone offering. In each case, Tier 2 Notes are subject to the application of the bail-in tool, as more fully described in the section of this prospectus titled “Risk Factors―Risks Related to Our Regulatory Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”

Notes currently outstanding
The table below includes details regarding series of notes outstanding as of March 31, 2025. The amounts in U.S. dollars included below were translated from SEK, where applicable, using the SEK/USD exchange rate of 0.09978148 in effect as of March 31, 2025, and rounded to one decimal.

Notes	Maturity Year	Interest Rate	Program	Outstanding Indebtedness
Senior Unsecured Floating Rate Notes	2026	Three-month STIBOR plus 2.250%	Swedish Medium Term Note Program	$49.7 million
Senior Unsecured Floating Rate Notes	2026	Three-month STIBOR plus 1.800%	Swedish Medium Term Note Program	$74.6 million
Senior Unsecured Floating Rate Notes	2027	Three-month STIBOR plus 2.050%	Swedish Medium Term Note Program	$24.6 million
Tier 2 Subordinated Unsecured Floating Rate Notes	2033	Three-month STIBOR plus 7.500%	N/A	$49.7 million
Tier 2 Subordinated Unsecured Floating Rate Notes	2033	Three-month STIBOR plus 7.500%	N/A	$24.9 million
Tier 2 Subordinated Unsecured Floating Rate Notes	2034	SOFR plus 7.000%	Euro Medium Term Note Program	$100.0 million
AT1 Subordinated Unsecured Floating Rate Notes	No maturity	Three-month STIBOR plus 7.000%	N/A	$27.4 million
AT1 Subordinated Unsecured Floating Rate Notes	No maturity	Three-month STIBOR plus 7.500%	N/A	$149.2 million
Total				$500.4 million
Securitization and Forward Flow Arrangements
We enter into synthetic securitization transactions with unconsolidated securitization vehicles (“SPVs”), pursuant to which we economically transfer a portion of credit risk for certain pools of consumer receivables (the “referenced pools”) to the SPV. The SPV then issues credit-linked notes to investors. Klarna retains contractual rights to receive the cashflows of the referenced pools and does not derecognize these consumer receivables from its consolidated balance sheet. Klarna pays a fee to the SPV for the transfer of credit risk that is recorded as incurred in Funding costs. Klarna incurred costs of $5.3 million and $7.5 million for the three months ended March 31, 2025 and 2024, respectively, and $32.3 million, $21.9 million and $8.8 million for 2024, 2023 and 2022, respectively, in connection with such transactions. The total consumer receivable pool was $2.6 billion, $2.1 billion, $1.7 billion and $1 billion as of March 31, 2025, December 31, 2024, 2023 and 2022, respectively.
In 2024, we entered into a forward flow arrangement involving the sale of U.K. Pay Later receivables to an external securitization vehicle financed by the issuance of senior and junior notes to third parties. We derecognize these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards, which is deemed to occur on the sale date. We also continue to service the sold receivables on behalf of the SPV. The structure has a maximum total consumer receivable pool of GBP 818 million ($1,059 million using the GBP/USD exchange rate of 1.2951019 in effect as of March 31, 2025). The total amount of consumer receivables sold as of March 31, 2025 equaled GBP 1,771 million ($2,294 million).

Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2025.

	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-5 years	> 5 years
	(in $ million)
Consumer deposits	$11,029	9,670	1,359	—
Notes payable and other borrowings (1)	$357	30	150	177
Lease liabilities	94	24	62	8
Total	$9,724	$1,571	$185	$11,480
________________
(1)Includes principal amount and any interest and other amounts payable.
Note: Our loan funding commitments are disclosed in Note 20 to our consolidated financial statements included elsewhere in this prospectus. Obligations related to our securitization transactions had contractual maturities less than 12 months and are disclosed in Note 17 to our consolidated financial statements included elsewhere in this prospectus.
Off-Balance Sheet Arrangements
As of March 31, 2025, we had sold and derecognized GBP 1,771 million ($2,294 million) of receivables through our forward flow arrangements. See “―Securitization and Forward Flow Arrangements” above. There were no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosures About Market Risk
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We are exposed to market risks in the ordinary course of our business, as described below.
Currency Risk
We are exposed to currency risks in light of our global operations.
The functional currency of Klarna Group plc is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. Foreign currency risk primarily relates to the extent that sales, purchases and borrowings of our foreign operations are denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect on the balance sheet date. Revenue and expenses are translated using the average exchange rate over the relevant period. We present our financial statements in U.S. dollars and record transactions in foreign currencies at the rate in effect on the transaction date and assets and liabilities denominated in foreign currencies that are outstanding at the end of a financial period are translated at the closing rate in effect on the applicable balance sheet date.
In 2022, we recognized a loss from exchange differences on translation of foreign operations of $282 million in other comprehensive losses. The loss primarily resulted from a $261 million loss on the translation of the financial results of our Swedish entities (primarily Klarna Holding, Klarna Bank and our PriceRunner entities, for which SEK is the functional currency) to USD, following a weakening of the Swedish krona of 15.1% against the U.S. dollar in 2022.
In 2023, we recognized a gain from exchange differences on translation of foreign operations of $58 million in other comprehensive losses. The gain primarily resulted from a $81 million gain from the translation of the financial results of our Swedish entities (primarily Klarna Holding and Klarna Bank, for which SEK is the functional currency) to USD, as the Swedish krona strengthened by 3.6% against the

U.S. dollar in 2023. This gain was partially offset by a $16 million loss from the translation of the financial results of our German operations, for which EUR is the functional currency, to USD.
In 2024, we recognized a loss from exchange differences on translation of foreign operations of $151 million in other comprehensive losses. The loss primarily resulted from a $215 million loss on the translation of the financial results of our Swedish entities (primarily Klarna Holding, Klarna Bank and our PriceRunner entities, for which SEK is the functional currency) to USD, following a weakening of the Swedish krona of 9.8% against the U.S. dollar in 2024. This loss was partially offset by a $42 million gain from the translation of the financial results of our German operations, for which EUR is the functional currency, to USD.
In the first quarter of 2025, we recognized a gain from exchange differences on translation of foreign operations of $197 million in other comprehensive losses. The gain primarily results from a $256 million gain from the translation of the financial results of our Swedish entities (primarily Klarna Holding, Klarna Bank and our PriceRunner entities, for which SEK is the functional currency) to USD, as the Swedish krona strengthened by 9.1% against the U.S. dollar during the first quarter of 2025. The gain was partially offset by a $39 million loss from the translation of our German operations, for which EUR is the functional currency, to USD.
We aim to minimize currency risks through offsetting currency transactions in order to minimize the impact that changes in currency rates may have on our earnings. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability.
The table below shows possible impacts of a hypothetical 10% strengthening in the exchange rate of significant currencies to which we have exposure relative to the value of the U.S. dollar at March 31, 2025 on our operating income (loss) in the consolidated financial statements for the fiscal year ended March 31, 2025. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

(in $ million)	SEK	EUR	GBP
(Increase)/decrease in operating income (loss)
Interest Rate Risk
Our cash as of March 31, 2025 was held primarily with the European Central Bank and the Swedish Central Bank (Sw. Sveriges Riksbank) while our cash equivalents primarily consisted of treasury bills with maturities of less than three months and cash held in demand deposit accounts at these central banks. Our cash and cash equivalents are held for liquidity and regulatory purposes. As of March 31, 2025, we had $798 million of cash equivalents invested in short-term highly liquid securities. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates given the short-term nature of these instruments.
At the same time, interest rates may adversely impact our consumers’ spending levels and ability and willingness to pay outstanding amounts owed to us. Higher interest rates often lead to higher payment obligations by consumers of our financing products to us, or to lenders under mortgage, credit card, and other consumer and merchant loans, which may reduce our consumers’ ability to remain current on their obligations to us and therefore lead to increased delinquencies, charge-offs and allowances for loans and interest receivable, which could have an adverse effect on our operating results. In addition, higher interest rates may require us to offer higher interest rates on our consumer deposits or when raising additional funds. Also, certain of our funding arrangements bear a variable interest rate. See “—Indebtedness” above. Dramatic increases in interest rates may make these forms of funding nonviable. Additionally, certain of our loan sale agreements are repriced on a recurring basis using a mechanism tied to interest rates. We maintain an interest rate hedging program which eliminates some, but not all, of the interest rate risk.
As of March 31, 2025, a hypothetical 10% relative change in interest rates would not have a material impact on our interim condensed consolidated financial statements.
Equity Price Risk
On occasion, we make strategic equity investments in other companies to accelerate innovation and/or expand and improve our network and offerings. We are therefore subject to equity risks related to the potential changes in the value of these investments, including potential losses following any decline in their fair market value.
As of March 31, 2025, a hypothetical 10% relative change in the valuation of our equity investments would not have a material impact on our interim condensed consolidated financial statements.
Other Risks
In addition to market risks, we are exposed to various risks in the ordinary course of our business. We categorize the key risks we are exposed to into several categories. These categories are subsequently further refined and managed within Klarna. These risk categories form the basis of how we identify, assess, manage and report against risk.
Credit risk
We define credit risk as the risk of loss due to a counterparty failing to meet its contractual obligations or concentrations of exposures. Extending credit is fundamental to our mission of providing consumers a smooth payment experience and better financial management as well as supporting our merchants’ growth.
We aim to ensure that our consumer credit portfolio is resilient to volatile economic conditions by extending short duration financing solutions to our consumers and maintaining a low AOV. In the twelve months ended March 31, 2025, we had an average balance per consumer of $79 and an average loan duration of approximately 39 days. We also limit the concentration of non-performing loans and large single exposures in the consumer credit portfolio. This, together with the dispersion of millions of active Klarna consumers across multiple countries and continents and the low average order value discussed above, keeps our consumer portfolio diversified. We also take precautions to ensure that approved consumers can meet their financial obligations to us.
Exposure and potential losses from merchants, card networks, PSPs, other participants in the payments ecosystem and our bank partners are managed by limiting single exposures based on the risk class of the counterparty as well as the aggregated exposure and concentration to different segments. Exposures to partners are managed using mitigation tools to increase our collateral, such as payment delays, rolling reserves, insurances and withholding payments.
We use financial guarantees to provide protection for part of our portfolio of consumer exposures. The guarantees can reduce the regulatory capital Klarna Bank is required to maintain under applicable capital adequacy requirements and are fully funded with eligible collateral.
Liquidity risk
We define liquidity risk as the risk of being unable to meet financial obligations as they fall due or unable to fund operational needs without incurring unacceptable costs. We are dependent upon the effective management of liquidity risk to realize our long-term strategy. Failure to secure any necessary financing in a timely manner and on favorable terms could adversely affect our growth strategy as well as our ability to timely repay our existing commitments or to meet applicable capital adequacy requirements.
We are primarily exposed to liquidity risk due to the potential for unexpected increased demand for consumer credit. We may fail to maintain or obtain sufficient funding at a reasonable cost in a timely manner, if at all, to match the increased demand. Further, potential changes to capital adequacy requirements applicable to us may require us to obtain additional funding, which may not be available to us on favorable terms or at all.
We manage our liquidity risk exposure and sources of liquidity by actively managing and forecasting the size of our liquid asset portfolio and our funding needs to ensure that we are able to fund our operations, including to meet our financial obligations as they become due, and remain compliant with the applicable capital adequacy and liquidity requirements. We invest in financial instruments as part of our liquidity management process, primarily in sovereign and municipal government securities.
Operational risk
We define operational risk as the risk of inadequate or failed processes, personnel, products or third parties. Operational risk is a natural consequence of our business model and operations. The continued delivery of our products, solutions and services to consumers relies on the resilience and stability in how our internal processes, personnel, products, solutions and services as well as relationships with third parties are managed.
We maintain an operational risk management framework outlined in our operational risk policy, which is supported and supplemented by more detailed risk-specific policies and procedures, including those governing our use and development of AI. For example, we incorporate human involvement in the training and monitoring of our AI tools and align our AI development policies and procedures with guidelines for secure development practices. On an annual basis, we identify business-critical products, solutions and services and conduct a risk assessment process, including review of internal controls applicable to such products and services and identification of any needed mitigation actions. We also maintain business continuity plans to ensure uninterrupted operations of our network. Additionally, to sustain operational delivery, we maintain incident management processes to provide for a structured approach to continuous learning and improvement through analysis of past incidents.
We also operate a change management approval process (the new product approval (NPA) process) designed to ensure a sound understanding of the business change and adequately identify any associated risks. All major identified changes undergo a risk assessment process designed to identify potential related risks and, where applicable, implement adequate controls and/or mitigation actions. Finally, we maintain an AML and CTF policy designed to address risks related with potential violations of applicable AML and CTF laws and regulations through the use of our network.
ICT and security risk
We define ICT and security risk as the risk of failures or breaches of our information or communication systems or physical facilities. Such failures could stem from internal software errors or bugs, security vulnerabilities, defects or errors from open source software, use and development of AI, natural catastrophes, conversion errors due to system upgrades, data breaches or other cybersecurity incidents, other security incidents, loss or corruption of data, hardware malfunctions or external threats, including sophisticated cyberattacks aimed at disrupting our operations or cybersecurity. We utilize many automated and standardized security measures in a layered approach designed to protect our systems. We maintain a detailed ICT management framework designed to manage ICT and security risks. This includes regular IT security/vulnerability assessments and testing, ongoing system monitoring, software change management controls, strict access management controls and regular ICT and employee training, including security awareness training and exercises. Key ICT and security risk controls are tested and measured at least annually through an independent assurance reporting audit. We have also implemented policies, technical controls and training measures designed to safeguard customer data in AI operations. For example, we have in place AI model-building controls, a company-wide policy that defines safeguards to limit customer data use, agreements with third-party AI providers prohibiting customer data from being used for model training and AI tool reviews before onboarding. We also adopted an AI ethics and governance policy, which establishes the ethical and legal framework for developing, deploying and using AI systems in our operations.
Business risk
We define business risk as the risk of selecting suboptimal business strategy or ESG factors that may adversely impact our business, operational outcomes, financial condition and future prospects. Our strategy is executed through our business plan, which establishes an informed decision-making process for assessing business risks. The business plan defines our objectives and the steps needed to achieve those objectives. It is designed to be resilient to changes in external economic and competitive conditions. Our goal is to maintain a sustainable long-term strategy and business model and therefore expect to be able to realize our business plan with limited variations and adjustments.
As a part of the business planning cycle, we comprehensively assess risks to our business plan and consider the impact of competitors and market conditions to test the business plan’s feasibility under different scenarios. The progress and status of our business plan is reviewed monthly by our management based on updates to our key financial and operational metrics, including current risk profile vis-à-vis our risk appetite. Where appropriate or required, we adjust our operations and business decisions to remain on track to execute on our business plan. To deliver on our sustainable, global growth strategy in an efficient way, we prioritize lower-risk products that we can quickly test, iterate and then scale on our platform. Launches of new products or markets go through a structured assessment and decision-making process to ensure applicable risks have been properly identified and addressed.
ESG risks are in turn identified through a periodic double-materiality assessment designed to identify the key ESG-related themes that could impact our operations. Detailed action plans are developed to further manage specific risks.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.
We consider the following policies and estimates critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Please refer to Note 2 of our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.
Transaction and service revenue
We recognize revenue from merchants, advertising and consumers.
Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes. Merchant revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary among our geographies. Where consumers return merchandise or goods and merchants process a refund, merchant fees charged for the original transaction are not returned to the merchant. We generally recognize merchant revenue at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled. We provide a reduction of merchant fees to certain merchants based on performance measures, including volume of processed transactions. Such fee rebates are recorded as a reduction of merchant revenue.
Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. We enter into contracts for advertising either directly with merchants or through other third parties. The transaction price is determined based on the advertising model, with fees that may be fixed or variable, typically based on the number of impressions delivered or actions taken by consumers, such as clicks or purchases. Revenue from impression-based ads is recognized in the period during which the impressions are delivered, with impressions considered delivered when an ad is displayed to consumers. For action-based ads, revenue is generally recognized at a point in time, when a specified action, such as a click or purchase, occurs.
Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of reminder fees and other administrative fees, including fees for issuing one-time cards. Revenue is recognized at the point in time the performance obligation is satisfied based on the terms of the executed consumer agreement. Reminder fees are flat, capped and clearly disclosed. They are applied only when a payment is several days late and are always preceded by multiple friendly reminders (e.g., push notifications, emails and app reminders). These fees are designed to encourage timely repayment and help cover our costs. They vary by geography and payment option.
We also enter into contracts with certain merchants to expand our user base and market presence, and for brand promotion through co-marketing activities in exchange for cash and/or share warrants provided to the selected partners, including merchants. We evaluate if the consideration payable is in exchange for a distinct good or service. Where we conclude the payment is for a distinct good or service, it is recognized as sales and marketing expenses. If a payment is assessed to be other than for a distinct good or service, it is recognized as a reduction to the transaction price.
Allowance for expected credit losses
We recognize an allowance for expected credit losses upon origination of our consumer receivables and settlement and trade receivables. Adjustments to the allowance each period for changes in our estimate of expected credit losses are recognized in consumer credit losses or sales and marketing, depending on the nature of the receivable, in our consolidated statements of profit or loss.
In estimating the allowance for expected credit losses, we estimate the likelihood that a receivable will progress through various stages of delinquency. This analysis focuses on the pertinent factors underlying the quality of the receivables portfolio, including historical performance and the age of the receivable balance. We also take into consideration certain qualitative factors for which we adjust our quantitative baseline using our best judgement to consider the inherent uncertainty regarding future economic conditions and consumer loan performance. For example, we consider the impact of current economic and environmental factors at the reporting date that did not exist over the period from which historical experience was used.
The underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current conditions, which can result in changes to our assumptions. Changes in such estimates can significantly affect the allowance and provision for credit losses. It is possible that we will experience credit losses that are different from our current estimates.
Income taxes
We are subject to income taxes in U.K., Sweden, the United States and numerous other foreign jurisdictions. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Unused tax loss carry-forwards are reviewed at each reporting date and have not been recorded when we believe we will not generate future taxable income to utilize the loss carry-forwards.
In determining the amount of current and deferred income tax, we take into account the impact of uncertain tax positions and whether additional taxes, interest, or penalties may be due. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.
Recent Accounting Pronouncements
New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Internal Control over Financial Reporting
In connection with the audit of our financial statements for the years ended December 31, 2023 and 2022, we identified a material weakness in our internal control over financial reporting related to our IT general controls for information systems that are relevant to the preparation of our consolidated financial statements, related to (i) user access controls, including management of privileged access, (ii) change management with respect to monitoring segregation of duties, and (iii) IT operations controls with respect to certain third-party service providers. As a result, our IT-dependent controls relevant to the preparation of the consolidated financial statements were also deemed ineffective. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
We initiated a remediation plan with respect to the identified material weakness, which includes the following remediation measures:
•enhancing our user access controls, including periodic access reviews and user terminations;
•improving our privileged user access controls, including monitoring and reviewing of privileged user activities and key system configurations changes and ensuring timely removal of privileged access;
•reinforcing the four-eye review process; and
•formalizing controls over the review and risk assessment of third-party IT services.
Our remediation efforts are progressing as planned. In particular, we have implemented measures designed to remediate the control deficiencies contributing to the material weakness. When these measures have been operating for a sufficient period of time and have been confirmed as effective, we will be able to fully remediate this material weakness. Consequently, as of December 31, 2024, we were unable to conclude that the material weakness was remediated.
We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses in our internal control over financial reporting. In addition, our current internal control over financial reporting and disclosure controls and procedures, and any new internal control over financial reporting and disclosure controls and procedures that we develop, may become inadequate because of changes in our business, operations and other factors, some of which may be beyond our control.

We will not be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. At that time, our management may conclude that our internal control over financial reporting remains not effective. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment and may issue a report that contains an adverse opinion if, in their evaluation, there are deficiencies that, individually or in combination, result in one or more material weaknesses.
See “Risk Factors—Risks Related to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.”
Mandatory Rotation of Audit Firms
Under mandatory audit firm rotation rules applicable to Klarna Bank implemented in Sweden as part of the EU statutory audit framework, we are required to change our auditing firm for Klarna Bank periodically. We anticipate similarly changing our independent registered public accounting firm at the same time. As a result, unlike most other publicly listed companies, we will select a new independent registered public accounting firm periodically.

SELECTED STATISTICAL INFORMATION
The tables below set forth selected statistical information regarding our banking operations as required by subpart 1400 of Regulation S-K under the Securities Act (“Regulation S-K”). The statistical information presented below is derived from our audited consolidated financial statements as well as our financial reporting and management information systems. The statistical information included below has been prepared by our management and has not been externally audited, reviewed or verified. We do not present information in this section separately for the three months ended March 31, 2025 pursuant to Item 1401(b)(2) of Regulation S-K because no material change or trend evidenced thereby has occurred in such period as compared to the year ended December 31, 2024.
Overview
We are a leading global commerce network that provides our customers a broad range of payment options:
•Pay in Full. Pay in Full instantly settles purchases at the time of the transaction. Payment methods vary by market and may include direct debit from bank accounts, credit and debit card or digital wallets.
•Pay Later. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. The most common version of Pay Later is Pay in 30, where the consumer pays 30 days after purchase. We also offer Pay Later as Pay in “N,” which allows the consumer to split their purchase into multiple installments which begin with a first payment when a purchase is initially made. The most common installment plans are Pay in 3, when installments are paid every 30 days, or Pay in 4, when installments are paid every 14 days. All of our Pay Later products are designed to be fee- and interest-free for the consumer. As a result, Klarna pays the merchant on behalf of the consumer when the order is placed and, generally, our consumers do not pay a fee or interest, with our fees being generated from merchants who offer the payment method.
•Fair Financing. Fair Financing allows consumers to pay for their purchase over a longer duration. Consumers typically pay interest for this payment method and durations range from three to 48 months.
The table below shows the relative breakdown of our GMV among our payment options for the periods presented:

	For the Year Ended December 31,
	2024	2023	2022
Pay in Full	16%	21%	26%
Pay Later	79%	75%	70%
Fair Financing	5%	4%	4%
________________
Note: Data in the table above excludes GMV generated through KCO unbranded channels.

We have operated as a fully licensed bank since 2017, when the SFSA approved our application for a bank license. We conduct our operations through Klarna Bank, its branches and subsidiaries, and are currently active in 26 countries. In all of our active markets, we extend short-term consumer credit by offering Pay Later and/or Fair Financing payment options to our consumers. In addition, we currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France, Belgium, Spain, Ireland, Italy and Portugal. We also raise deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party platform operated by Raisin. In addition, we also offer the Klarna card in Sweden, Germany, the U.K. and the United States.

In most of our active markets we maintain one or more corporate offices. See “Business—Facilities.” We do not have any retail locations or branches and all of products and offerings are available online.
Although we take deposits from, and extend credit to, our consumers, unlike traditional banks, we generate our revenue mostly from our merchants and the fees they pay when consumers use our network for making purchases. At the same time, the loans that we extend to our consumers are mostly non-interest bearing and, as such, interest income (which we define as income we earn when consumers choose to spread the cost of transactions over time with one of our interest-bearing financing products, such as Fair Financing or delay the cost of transactions with our payment flexibility features) does not constitute the main portion of our overall revenue. For example, in 2024, interest income accounted for 24% of our total revenue. As a result, our net interest income, net interest margin (calculated as net interest income as a percent of average interest-earning assets) and other similar measures of performance commonly used in the banking industry and presented elsewhere in this section as required by subpart 1400 of Regulation S-K may not be indicative of the overall performance of our business and, as such, may be of limited value in evaluating our financial performance as compared to our peers and competitors.
Domestic assets and liabilities refer to those of Klarna Inc., our U.S. operating subsidiary, while international assets and liabilities represent those of our various non-U.S. operating subsidiaries.
Average Balance Sheet and Interest Information
The table below sets forth the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities, the interest generated from such assets and liabilities and average return rate for the periods indicated. Average balances are calculated using month-end figures, including the prior year-end figures. The presentation of historical averages in this section on a daily basis would involve unreasonable effort and expense. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages.
Average balance sheet

	Year ended December 31,
	2024			2023			2022
(in $ millions, except for percentages)	Average balance	Interest	Average yield/rate (in %)	Average balance	Interest	Average yield/rate (in %)	Average balance	Interest	Average yield/rate (in %)
Assets
Interest-earning deposits with banks
Domestic	$132	$1	0.76%	$127	$1	1.11%	$188	$0	0.03%
International	328	5	1.54%	243	1	0.49%	340	2	0.52%
Central bank funds sold
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	2,889	108	3.75%	1,437	45	3.15%	1,100	1	0.13%
Securities purchased with agreements to resell
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	0	0	0.00%	0	0	0.00%	0	0	0.00%
Loans
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	2,663	531	19.95%	2,418	349	14.45%	2,737	367	13.41%
Taxable investment securities
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	789	27	3.43%	958	22	2.27%	1,283	5	0.38%
Nontaxable investment securities
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	0	0	0.00%	0	0	0.00%	0	0	0.00%

	Year ended December 31,
	2024			2023			2022
(in $ millions, except for percentages)	Average balance	Interest	Average yield/rate (in %)	Average balance	Interest	Average yield/rate (in %)	Average balance	Interest	Average yield/rate (in %)
Other short-term investments
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	4	0	1.56%	1	0	1.40%	0	0	0.00%
Total interest-earning assets	$6,805	$673	9.88%	$5,184	$418	8.08%	$5,648	375	6.64%
Domestic	132	1	0.76%	127	1	1.11%	188	0	0.03%
International	6,673	672	10.07%	5,057	417	8.26%	5,460	375	6.87%
All other assets	7,631	0	0.00%	7,109	0	0.00%	5,764	0	0.00%
Domestic	434	0	0.00%	333	0	0.00%	138	0	0.00%
International	7,197	0	0.00%	6,776	0	0.00%	5,626	0	0.00%
Total domestic assets	$566	$1	0.18%	$460	$1	0.30%	$326	$0	0.02%
Total international assets	13,870	672	4.84%	11,833	417	3.53%	11,086	375	3.38%
Total assets	$14,435	$673	4.66%	$12,293	$418	3.41%	$11,412	$375	3.29%

Liabilities
Savings deposits
Domestic	$0	$0	0.00%	$0	$0	0.00%	$0	$0	0.00%
International	9,751	(359)	(3.69)%	7,892	(204)	2.58%	6,575	(71)	1.08%
Other time deposits
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	0	0	0.00%	0	0	0.00%	0	0	0.00%
Central bank funds purchased
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	0	0	0.00%	0	0	0.00%	0	0	0.00%
Securities sold with agreements to repurchase
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	1	0	(3.49)%	13	0	1.12%	136	(1)	0.77%
Commercial paper
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	32	(1)	(4.55)%	18	(1)	5.41%	100	(1)	0.51%
Other short-term debt
Domestic	87	(1)	(1.33)%	31	(1)	4.69%	33	0	0.46%
International	476	(20)	(4.23)%	392	(16)	4.20%	343	(12)	3.60%
Long-term debt
Domestic	0	0	0.00%	0	0	0.00%	0	0	0.00%
International	238	(22)	(9.41)%	165	(9)	5.68%	449	(8)	1.82%
Total interest-bearing liabilities	$10,586	$(405)	3.82%	$8,511	$(231)	2.73%	$7,636	$(93)	1.22%
Domestic	88	(1)	1.33%	31	(1)	4.69%	33	0	0.46%
International	10,499	(403)	3.84%	8,480	(230)	2.72%	7,603	(93)	1.22%
All other liabilities	1,564	0	0.00%	1,551	0	0.00%	1,380	0	0.00%
Domestic	173	0	0.00%	242	0	0.00%	244	0	0.00%
International	1,391	0	0.00%	1,309	0	0.00%	1,136	0	0.00%
Total domestic liabilities	$260	$(1)	0.45%	$273	$(1)	0.54%	$277	$0	0.06%
Total international liabilities	11,890	(403)	3.39%	9,789	(230)	2.36%	8,739	(93)	1.06%
Total liabilities	$12,150	$(405)	3.33%	$10,062	$(231)	2.31%	$9,016	$(93)	1.03%

Analysis of changes in interest and similar income and interest expense

	2024	For the year ended December 31, 2024 compared to the year ended December 31, 2023			2023	For the year ended December 31, 2023 compared to the year ended December 31, 2022			2022
(in $ millions, except for percentages)	Amount	Net change	Change due to volume	Change due to rate	Amount	Net change	Change due to volume	Change due to rate	Amount
Interest and similar income:
Interest-earning deposits with banks
Domestic	$1	$0	$0	$0	$1	$1	$0	$1	$0
International	5	4	0	3	1	(1)	(1)	0	2
Central bank funds sold
Domestic	0	0	0	0	0	0	0	0	0
International	108	63	46	17	45	44	0	44	1
Securities sold with agreements to repurchase
Domestic	0	0	0	0	0	0	0	0	0
International	0	0	0	0	0	0	0	0	0
Loans
Domestic	0	0	0	0	0	0	0	0	0
International	531	97	44	53	349	(18)	(43)	25	367
Taxable investment securities
Domestic	0	0	0	0	0	0	0	0	0
International	27	5	(4)	9	22	17	(1)	18	5
Nontaxable investment securities
Domestic	0	0	0	0	0	0	0	0	0
International	0	0	0	0	0	0	0	0	0
Other short-term investments
Domestic	0	0	0	0	0	0	0	0	0
International
Total domestic interest and similar income	$1	$0	$0	$0	$1	$1	$0	$1	$0
Total international interest and similar income	$672	$169	$86	$83	$417	$42	$(45)	$87	$375
Total interest and similar income	$673	$169	$86	$82	$418	$43	$(45)	$88	$375
Interest expense:
Savings deposits
Domestic	$0	$0	$0	$0	$0	$0	$0	$0	$0
International	(359)	(156)	(48)	(108)	(204)	(133)	(29)	(104)	(71)
Other time deposits
Domestic	0	0	0	0	0	0	0	0	0
International	0	0	0	0	0	0	0	0	0
Central bank funds purchased
Domestic	0	0	0	0	0	0	0	0	0
International	0	0	0	0	0	0	0	0	0
Securities purchased with agreements to resell
Domestic	0	0	0	0	0	0	0	0	0
International	0	0	0	0	0	1	(1)	2	(1)
Commercial paper
Domestic	0	0	0	0	0	0	0	0	0
International	(1)	0	(1)	0	(1)	0	(1)	1	(1)
Other short-term debt
Domestic	(1)	0	(3)	3	(1)	(1)	0	(1)	0
International	(20)	(4)	(4)	0	(16)	(4)	(12)	8	(12)
Long-term debt
Domestic	0	0	0	0	0	0	0	0	0
International	(22)	(13)	(4)	(9)	(9)	(1)	(8)	7	(8)
Total domestic interest expense	$(1)	$0	$(3)	$3	$(1)	$(1)	$0	$(1)	$0

	2024	For the year ended December 31, 2024 compared to the year ended December 31, 2023			2023	For the year ended December 31, 2023 compared to the year ended December 31, 2022			2022
(in $ millions, except for percentages)	Amount	Net change	Change due to volume	Change due to rate	Amount	Net change	Change due to volume	Change due to rate	Amount
Total international interest expense	$(403)	$(173)	$(56)	$(117)	$(230)	$(137)	$(51)	$(86)	$(93)
Total interest expense	$(405)	$(173)	$(59)	$(114)	$(231)	$(138)	$(51)	$(87)	$(93)
Net change in net interest income	$268	$0	$0	$0	$187	$(95)	$(96)	$1	$282
Net interest income(1)	$268	$0	$0	$0	$187				$282
Domestic	0				0				0
International	268				187				282
Net interest margin(2)	(7.09)%				(5.62)%				60.25%
Domestic	(0.34)%				(0.08)%				(43.71)%
International	(7.01)%				(5.5)%				60.3%
__________________
(1)Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities.
(2)Net interest margin is calculated as net interest income as a percent of average interest-earning assets.
Investments in Debt Securities
Our total investment in debt securities as of December 31, 2024 was $454 million (at amortized cost).
The following table presents the approximate weighted average yields (based on amortized cost) by maturity distribution of our investments in debt securities as of December 31, 2024:

(in $ millions, except for percentages)	< 1 year		1-5 years		5-10 years		> 10 years		Total
Debt Security Category	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Central Banks	$42	0.00%	$—	0.00%	$—	—%	$—	—%	$42	0.00%
Governments	12	0.17	—	0.00	—	—	—	—	12	0.17
Municipalities	144	0.21	40	1.09	—	—	—	—	185	0.40
Supranationals	140	1.65	66	0.53	—	—	—	—	206	1.29
Covered Bonds	9	0.36	—	0.00	—	—	—	—	9	0.36
Corporates	—	0.00	—	0.00	—	—	—	—	—	0.00
Total	$347	0.77%	$106	0.74%	$—	—%	$—	—%	$454	0.76%
Loan Portfolio
The table below sets forth our loan portfolio by maturity, together with the split between fixed and floating interest rates for the loans, as of December 31, 2024. We have included our receivables related to non-interest bearing Pay Later loans under “Fixed rate loans” under the < 1 year column.

(in $ millions)
Loan Category	< 1 year	1-5 years	5-15 years	> 15 years	Total
Consumer loans	$6,843	$1,298	$—	$–	$8,141
Total	$6,843	$1,298	$—	$–	$8,141

(in $ millions)
Loan Category	< 1 year	1-5 years	5-15 years	> 15 years	Total
Fixed rate loans	$6,843	$1,298	$—	$—	$8,141
Floating or adjustable rate loans	$—	$—	$—	$—	$—
Total	$6,843	$1,298	$—	$—	$8,141

As of December 31, 2024, we had $170 million in consumer receivables from a legacy revolving credit portfolio. These legacy loans do not have fixed maturities but we expect these to continue to be paid down over 1-5 years as borrowers make ongoing minimum monthly payments.
Allowance for Credit Losses
The tables below set forth total loans, average loans, allowances for credit losses, allowances for credit losses to total loans and net charge-offs during the period to average loans outstanding as of December 31, 2024, 2023 and 2022.

	As of December 31, 2024
(in $ millions, except for percentages)	Outstanding amount at end of period	Average outstanding amount during period	Allowance for credit losses at end of period	Ratio of allowance for credit losses to total loans outstanding	Ratio of net charge-offs to average loans outstanding during the period
Consumer loans	$8,473	$8,434	$(332)	(3.9)%	(5.5)%
Total	$8,473	$8,434	$(332)	(3.9)%	(5.5)%

	As of December 31, 2023
(in $ millions, except for percentages)	Outstanding amount at end of period	Average outstanding amount during period	Allowance for credit losses at end of period	Ratio of allowance for credit losses to total loans outstanding	Ratio of net charge-offs to average loans outstanding during the period
Consumer loans	$8,394	$7,763	$(311)	(3.7)%	(5.9)%
Total	$8,394	$7,763	$(311)	(3.7)%	(5.9)%

	As of December 31, 2022
(in $ millions, except for percentages)	Outstanding amount at end of period	Average outstanding amount during period	Allowance for credit losses at end of period	Ratio of allowance for credit losses to total loans outstanding	Ratio of net charge-offs to average loans outstanding during the period
Consumer loans	$7,132	$6,701	$(375)	(5.2)%	(8.1)%
Total	$7,132	$6,701	$(375)	(5.2)%	(8.1)%
The increase in our consumer loans as of December 31, 2024, as compared to December 31, 2023 and December 31, 2022, resulted from the growth in our GMV. At the same, our allowance for credit losses has decreased year over year as a result of the increased maturity of our underwriting models from further scaling up our operations, including in the United States and U.K.
Deposits
We currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France, Belgium, Spain, Ireland, Italy and Portugal. We also raise deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party platform operated by Raisin. We do not take deposits in the United States, including interest-bearing deposits. We currently do not maintain the necessary banking licenses to take U.S. deposits. To the extent that our customers, including our customers in the United States, utilize our Klarna balance solution or maintain deposits with any of our bank partners in connection with their use of our solutions, products and services, such funds do not constitute our deposits and, as a result, are not reflected in the tables below.
The tables below set forth deposit balances as of December 31, 2024, 2023 and 2022.

	As of December 31, 2024
(in $ millions)	Balance	Foreign	Rate	Uninsured
Consumer deposits	$9,510	$9,510	3.8%	$437
Total	$9,510	$9,510	3.8%	$437

	As of December 31, 2023
(in $ millions)	Balance	Foreign	Rate	Uninsured
Consumer deposits	$9,478	$9,478	2.4%	$320
Total	$9,478	$9,478	2.4%	$320

	As of December 31, 2022
(in $ millions)	Balance	Foreign	Rate	Uninsured
Consumer deposits	$7,660	$7,660	1.0%	$205
Total	$7,660	$7,660	1.0%	$205
Our consumer deposits in 2024 increased by $1.9 billion, or 24%, compared to 2022, in order to support our GMV growth. The increase in our interest rate on consumer deposits was primarily driven by the rising central bank interest rate environment in Europe from 2022 to 2024.
Our consumer deposits are subject to the Swedish Deposit Guarantee Scheme (the “Guarantee Scheme”), as administered by the Swedish National Debt Office (Sw. Riksgälden). As of December 31, 2024, approximately 96% of our deposits were covered by the Guarantee Scheme. The remainder of our deposits were not eligible for coverage under the Guarantee Scheme because they were in excess of the applicable statutory coverage limit. We are required to pay an annual fee to the Swedish National Debt Office, which is calculated based on the volume of guaranteed deposits and the Swedish National Debt Office’s assessment of our risk profile. We do not collect any time deposits in the United States and as such, our deposits are not subject to the FDIC insurance limits.
The table below sets forth consumer deposit balances by geographic location as of December 31, 2024, 2023 and 2022.

	As of December 31,
(in $ millions)	2024	2023	2022
Germany	$7,271	$7,169	$6,030
Sweden	752	1,114	1,370
Netherlands	1,306	1,054	232
Other countries	181	141	28
Total	$9,510	$9,478	$7,660

The table below sets forth consumer deposit balances by source as of December 31, 2024, 2023 and 2022.

	As of December 31,
(in $ millions)	2024	2023	2022
Klarna Bank AB	$5,746	$6,475	$4,545
Third-party platforms	3,764	3,003	3,115
Total	$9,510	$9,478	$7,660

BUSINESS
Our Mission and Vision
Our mission is to reimagine how consumers spend and save in their daily lives. We help people save time, money and reduce financial worry.
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted assistant making financial empowerment effortless.
Our Company
We are a technology company building the next-generation commerce network.
We have built one of the largest commerce networks in the world, measured by the number of consumers and merchants, serving approximately 99 million active Klarna consumers and approximately 724,000 merchants in 26 countries as of March 31, 2025, and facilitating 107 billion of GMV in the twelve months ended March 31, 2025. Our flexible and personalized products, trusted consumer brand, global distribution and proprietary scalable infrastructure are the foundations enabling us to become our consumers’ everyday spending and saving partner, available everywhere and for everything. Through our history, we have consistently innovated and challenged the status quo, evolving our network from a consumer-focused payments tool to a global commerce network that enables merchant success. Klarna was built to address the manifold pain points in commerce today, including inefficiency, lack of trust, prevalence of fraud, impersonal relationships between consumers and merchants and high interest and credit-related fees that are harmful to consumers, merchants and society at large.
We began by pioneering a new approach to online payments, designed to bridge uncertainty in the transactions between consumers and merchants by providing short-term credit to consumers interest-free and accelerating growth for merchants. Our approach leverages differentiated underwriting capabilities, utilizes bank deposits and other low-cost funding sources and is monetized primarily by driving increased GMV for merchants on our network rather than from only charging interest to consumers. In the twelve months ended March 31, 2025, 99% of transactions conducted on our network were interest-free. This results in lower fees, which we believe drives consumers and, in turn, our merchants, to shift more of their commerce activity onto our network, aligning the financial success of our consumers and merchants with our long-term ambition of durable growth. We have also built a unique advertising solution, connecting engaged consumers to advertisers in a personalized, commerce-centric environment.
Consumers come to Klarna to pay flexibly and securely, to find goods, services and experiences that are relevant to them, and to manage their purchases and savings, all in a trusted environment. We designed our network to provide consumers with more control and flexibility over their payments, to save them time and money and to help them worry less about their finances. This allows us to become an important growth partner for merchants of all sizes, enabling them to grow their businesses and acquire new customers, convert more transactions with higher AOVs and retain customers with increased loyalty, all while establishing and fostering personal relationships with their customers. Just as card networks revolutionized the way merchants and consumers received and made payments decades ago, we have created a new type of network built upon fairness, sustainability and innovation, while removing intermediaries, complexity and fees along the way.
We accelerate commerce by connecting consumers and merchants with comprehensive payment and tailored advertising solutions, both online and offline. Our payment options provide consumers with the choice to pay however they prefer: Pay in Full settles transactions instantly, Pay Later allows consumers to complete a purchase today while deferring payment to a later date or into installments and Fair Financing allows consumers to settle payments over a longer period of time. We offer the benefits of both open and closed networks. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers.

Payment options are facilitated across numerous channels, including directly at our merchants’ online or in-store checkouts, in the Klarna app, with the Klarna card or using Apple Pay.
We have achieved global consumer and merchant scale. Our 99 million active Klarna consumers are diverse—from a wide range of income levels and educational backgrounds—and representative of the broader population. In Sweden, our most mature market, approximately 83% of adults were active Klarna consumers as of March 31, 2025, according to our estimates. Our consumers are financially responsible, too—in the twelve months ended March 31, 2025, 99% of the consumer loans that we extended were paid on time. Merchants view Klarna as an important growth partner because of our consumer scale and global reach. Our approximately 724,000 merchants include some of the largest global brands—on average, 44% of the top 100 merchants in each of the major markets we serve, which include the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and Switzerland (based on data from eCommDB and Digital Commerce 360) used Klarna in the twelve months ended March 31, 2025 to facilitate payments, while an even greater percentage (66%) advertised on our network during the same period. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in the twelve months ended March 31, 2025. Through both our payment and advertising solutions, we help our merchants attract new customers, drive higher AOV with higher purchase frequency and offer frictionless commerce and higher conversion rates. We do all of this while allowing merchants to seamlessly integrate Klarna into their existing operations and infrastructure, retaining full control over their brands.
Klarna sits at the center of a global ecosystem. We connect an array of different financial services and commerce organizations, from PSPs, traditional banks, card networks and open banking providers, to commerce enablers, technology partners, in-store payments providers and shipping and return logistics providers, to improve the commerce experience for our consumers and merchants through a unique global network. We continue to grow our network across verticals and geographies to better serve consumers and merchants.
We believe that our credit underwriting capabilities, enabled by our proprietary data from approximately 2.9 million transactions made on average per day on our network from 99 million active Klarna consumers in the twelve months ended March 31, 2025, differentiate us from other networks. We are able to make underwriting decisions in seconds with our fully automated processes and underwrite every transaction in real time. We also provide a small spending capacity that gradually increases as consumers responsibly spend more with Klarna, and clear and transparent repayment terms that encourage borrowers to repay on time. All of this distinguishes our financing solutions from market alternatives. In the twelve months ended March 31, 2025, our average balance per active Klarna consumer was $79 (compared to an average balance per credit card of approximately $6,730 in the United States in 2024, according to Experian), and average loan duration was approximately 39 days (compared to a typical loan duration in 2023 of more than five years at a typical Nordic bank, according to publicly available information, and an average of 2.9 years of a typical U.S. personal bank loan, according to the U.S. Federal Reserve). This allows us to quickly react to market changes and efficiently manage credit risk. Our underwriting process results in credit losses that are generally lower than the industry average: for example, our credit losses represented 0.48% of GMV in the twelve months ended March 31, 2025, while the loan losses as a share of total loans averaged 3.7% for our main competitors in Sweden in 2023, based on publicly available information of Swedish banks and payment solutions providers, and 0.77% for commercial banks in the United States in 2023, according to Statista. In addition to lower credit losses, we believe that our underwriting process provides more value to consumers and merchants than alternative payment methods, which helps drive our financial performance.
We have been a constant pioneer in our industry. In 2005, when online shopping was still nascent and marked by distrust, we launched Pay Later products to guarantee consumers would pay only after they had received goods, while also pioneering a new approach to credit. In 2010, we launched our Pay in Full product to give consumers more choice and control over how they pay. In 2017, we started building a disruptive brand to help people streamline their financial lives. As we learned that consumers wanted to use Klarna everywhere, we launched the Klarna card in 2018. That same year, we launched the Klarna app, which enables our consumers to track all their purchases in one place, track their shipments, assist with errands and much more. While we began with payments innovation, in 2019, we started to meaningfully scale our advertising solutions, which personalize the commerce experience for our consumers by using our vast proprietary data set, including data they entrust to us. In 2023, we developed an AI assistant powered by OpenAI, which meaningfully streamlines the commerce experience, and in 2024, introduced Klarna balance, which makes commerce even more effortless by allowing consumers to Pay in Full or Pay Later without connecting to a bank account or card. These innovations are all built on our AI-enabled, cloud-native and global technology platform to which merchants can connect via a single API. Every product we bring to market can be launched globally, allowing merchants to reach millions of consumers worldwide almost instantly once connected to our network.
We began operations in Sweden in 2005, and rapidly expanded through the rest of the Nordics. By 2010, we operated in the Nordics, Germany and the Netherlands. By 2016, we were established in nine markets, including Austria (2012), Switzerland (2014) and the U.K. (2014). Since inception, we have strived to maintain a deliberate balance of growth and profitability. We remained profitable for the first 14 years as we scaled our operations in Europe. In 2019, we strategically decided to expand our successful operating model into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. In 2023, our operating loss started to decline and we began generating positive Transaction margin dollars in the United States, while continuing to grow our GMV and the number of active Klarna consumers and merchants worldwide.
Our Network’s Growth

For two decades, Klarna has been transforming the commerce landscape. Our growth strategy is an extension of our ability to innovate and cater to our customers’ needs:
•Klarna at Every Checkout. We have a proven track record of bringing global leading merchants to our network, which have been key in amplifying our brand’s reach. We also have a unique go-to-market strategy: by partnering with several of the world’s largest PSPs, including Worldpay, Stripe and Adyen, we can connect with consumers through hundreds of thousands of merchant checkouts. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card. Increasing the availability of our payment methods is imperative to further growth of our network, as a higher penetration of merchants directly translates to a higher share of checkout.
•Klarna Card in Every Wallet. We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. With the Klarna card, we are making it easier for consumers to enjoy our popular flexible payment options, both online and offline.
•Next-Generation Digital Financial Services. Klarna is integrated across a global ecosystem of service providers, which enhances our consumer offering. Traditional players, in turn, sit in silos, which limits their consumer offering. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers. This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. Our financial services are provided digital-first and are automated. They are insight-rich, transparent and fair. These features save consumers time and money and effortlessly put them in control of their finances.
•Klarna’s Personal Shopping and Money Assistant. Through a true understanding of our consumers’ needs, we are uniquely positioned to offer them curated shopping assistance and related products that are truly valuable and relevant to them. Consumers gain access to premium features through subscription services, enhancing their lifestyle while enjoying convenience and savings. Within the Klarna app, they can spend, save and shop smarter with the power of an AI assistant designed to understand personal needs and preferences. From product recommendations to managing expenses, this smart companion is here to guide the consumer throughout the entire commerce journey. This, we believe, will redefine how consumers interact and engage with Klarna, creating a deep and sticky customer relationship.
•AI-Powered Efficiency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.
Our Competitive Advantages
We enjoy several key competitive advantages that have enabled our continued success since our founding in 2005.
Compounding Network Effects
Klarna enjoys powerful network effects. Our personalized, highly engaging consumer experiences drive consumers to our network. As more consumers engage at scale, more merchants join our network and grow their businesses. As more merchants join the network, consumers benefit from increased selection across verticals, channels and geographies, and can purchase more frequently using, and demonstrate preference for, our network. Klarna has established a high-utility, high-frequency model, enabling the purchase of everyday goods and services that benefits both our consumers and merchants.

Trusted Brand, Global Distribution
We have built a brand that is distinctly global, universally recognized and well-loved by consumers and merchants, an accomplishment that we believe is rare among businesses that provide payments and financial services. Our global NPS in September 2024 was 73, according to our estimates, which is significantly higher than an average NPS of 44 for the finance industry in our top eight markets as of March 2023, according to CustomerGauge. As of December 2024, we also had a higher global brand awareness (40%) than the average of our main competitors (28%), according to our estimates. The strength of our brand contributes to our global scale. Our approximately 99 million active Klarna consumers and 724,000 merchants as of March 31, 2025 operated in 26 countries around the world. Our merchants include global leaders across verticals, such as Walmart, Airbnb, H&M, Nike, Uber and eBay. The ability to provide merchants with global access to consumers almost instantly once connected to our network is a critical competitive advantage.
Industry-Leading AI Adoption and Implementation
Klarna has been an early and leading adopter of AI. Our network and AI capabilities are powered by a unique proprietary data set, built on SKU-level data points, including over 2.5 billion data points collected in 2024, and more than 5.4 billion transactions conducted through our network since our founding. We also utilize ML in our business, in particular to increase the speed and accuracy of our proprietary underwriting model.
Consumers and merchants entrust us with their data because we use that data for their benefit by improving their experience with Klarna, as more fully explained below:
•AI Improves Conversion and Accelerates Our Revenue. We present consumers with AI-powered personalized shopping feeds, leading to more transactions on our network.
•AI Streamlines the Consumer Experience and Reduces Our Costs. In February 2024, we launched our AI assistant in partnership with OpenAI. Our AI assistant has handled 66% of customer service chats in the twelve months ended March 31, 2025 (according to our service chat log data), with no drop in consumer satisfaction levels since its introduction (according to internal consumer satisfaction surveys).
•ML Supplements Our Credit Underwriting. ML enhances our high-frequency, large-scale and real-time underwriting.
•AI Transforms Our Productivity and Drives Increasing Efficiency. AI adoption—including the related reduction in the use of third-party suppliers and vendors and the adoption of the AI copilot to create and review code—has led to internal efficiencies. Our average annual revenue per employee at period end has increased from approximately $344,000 in 2022 to approximately $877,000 in the twelve months ended March 31, 2025.
Scalable Technology Platform
Our network is powered by a single, AI-enabled cloud-native technology platform that facilitates connections across the global ecosystem. Businesses ranging from PSPs, traditional banks, card networks and open banking providers to commerce enablers, technology partners, in-store payment providers and shipping and return logistics providers join our network through a single shared API to enable fast and global connectivity nearly instantly.
Diversified and Sustainable Business Model
Our diversified revenue model, based primarily on merchant fees, aligns the interests of merchants, consumers and our business. The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than us on either merchant revenue or interest income. Our banking license enables us to maintain a low-cost, stable funding model based on consumer deposits. We currently offer savings accounts directly to residents of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Portugal, Spain and Sweden. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin. Our banking pedigree adds rigor to our underwriting processes, which are designed to continuously improve our credit decisioning and monitoring. These factors, combined with our efficient go-to-market model defined by a recognizable brand and partnerships with top global merchants, PSPs and commerce platforms, drive leverage in our operating model.
Durable Growth Profile, with Scale Efficiencies
Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. Our scale enables our efficient growth. More consumers attract more merchants to our network, which, in turn, attract more consumers. As we have scaled our operations over the last 20 years, we have optimized our cost structure and driven meaningful operating leverage in the business. For example, in 2024, our operating loss improved by 63% while our Transaction margin dollars increased by 12% and operating margin by 10 percentage points year over year.
Thanks to these competitive advantages, we believe we have a substantial opportunity to increase our market share across channels, geographies and verticals. Annual consumer retail and travel spending in the markets in which we currently operate was $18 trillion in 2023, of which $9 trillion was in the United States, according to the Market Opportunity Study. We consider our SAM to be the approximately $500 billion payments revenue opportunity associated with that spend, based on our average take rate in the first quarter of 2025. The global retail and travel spending across all markets (excluding China) was $30 trillion in 2023, according to the Market Opportunity Study. We have the opportunity to expand into new markets, to reach further into that spend opportunity. We have also scaled our advertising revenue from approximately $13 million in 2020 to $180 million in 2024. Digital advertising represents an additional approximately $475 billion market opportunity globally (excluding China) in 2023 (according to the Market Opportunity Study) that we believe we are uniquely positioned to address given our unique data from intent-driven consumers. Additionally, we are well positioned to build a leading presence in strategic adjacencies such as retail banking services, given our trusted relationships with consumers, our experience and our existing banking services in select regions, where we held $10.8 billion of consumer funds as of March 31, 2025. We continuously strive to develop innovative products and solutions for our consumers and merchants to continue to grow our addressable markets.
These network effects power our robust and compounding financial model characterized by long-term growth and expanding margin profile. For example, in 2024, our GMV was $105 billion, representing 14% (or 15% on a like-for-like basis) year-over-year growth and our total revenue was $2,811 million, representing 24% year-over-year growth (25% on a like-for-like basis). Our operating loss was $121 million and Adjusted operating profit was $181 million, representing a 63% and 466% year-over-year improvement, respectively. Our Transaction margin dollars equaled $1,217 million in 2024, representing 12% year-over-year growth (14% on a like-for-like basis). Our net profit in 2024 was $21 million, a 109% improvement from a net loss of $244 million in 2023.
Commerce and Financial Services Should Be Fair, Simple and Trustworthy
Consumers face multiple pain points with commerce and financial services today:
•Disparate and Disjointed Financial Intermediaries. Challenges faced by consumers span beyond just commerce. When making decisions about everything from long-term financial health to purchase decisions, consumers struggle to interact with antiquated and disconnected intermediaries from banks, to credit card providers, to marketplaces. Only 6% of surveyed Americans budget using their bank’s budgeting tools in 2024, and 96% of consumers want more detailed transaction information as of September 2020, according to Debt.com and Mastercard, respectively.
•Inefficient User Experience. Commerce discovery experiences are often inefficient and time-consuming. Consumers face an abundance of choice, yet struggle to compare prices, shipping options and reviews across various merchants in a time efficient or easy-to-use, single interface. Post-purchase, receipts and shipping details are often scattered throughout their inboxes, complicating the post-purchase experience. Consequently, only 14% of consumers claim they are satisfied with their online shopping experience and 83% of them believe brands do not care about their experience after checkout, according to IBM and ParcelPerform, respectively.
•Irrelevant Advertising. 80% of shoppers want personalized experiences from merchants, according to Epsilon. Nonpersonalized advertising results in a poor user experience, wasted time and degrades consumer trust in the shopping experience.
•Predatory Lending Practices. Consumer credit around the world is unnecessarily expensive. In the United States alone, consumers collectively paid $130 billion in 2022 in interest and fees from revolving balances on the $1 trillion of outstanding credit card debt at the end of 2022, according to the CFPB. Many consumers are unaware of the hidden costs of their credit instruments and the impact on their overall financial well-being.
•Scams and fraud. Payment and merchant fraud have negatively impacted the commerce experience for consumers. Among online shoppers, three out of four report experiencing financial fraud, according to Chubb.
Merchants also face multiple pain points:
•Low Conversion and High Customer Acquisition Cost. Customer acquisition is a mission-critical priority for merchants and advertising is a significant expense for merchants. The retail industry represented approximately 20% of total digital advertising spend in the United States in 2024, according to eMarketer. Merchants struggle to find ways to increase their reach in a cost-efficient manner and, even when they have access to high intent traffic, struggle to convert their visitors into customers. Despite the significant investment of time and money, businesses are ineffectively spending between 40% and 60% of their digital advertising budgets, leading to low conversion rates and online shopping cart abandonment rates that now exceed 70%, according to Proxima.
•Excessive Transaction Fees. Accepting digital payments is costly for merchants, as swipe fees can be some merchants’ second-largest expense after labor. Merchants face the hard choice of decreasing margins or passing costs to consumers, which can dampen sales.
•No Brand Control. Whether through their own site using a payments provider or via a marketplace, many merchants struggle to build trusted, brand-enhancing direct relationships with consumers.
•Lack of Data and Insight. Merchants face significant challenges understanding the holistic consumer commerce journey. While they may have purchase data, they have little insight into alternative products that consumers browsed, whether they compared prices and what advertisements resonated with consumers. Merchants lack the data to understand what factors contributed to a customer making a purchase. Without insight into consumer preferences, merchants struggle to optimize their business strategies and improve overall performance.

Trends in Our Favor
Powerful demographic, secular and technological trends are accelerating the need for new and innovative commerce solutions:
•Digital Payments Are Becoming the Norm. As of February 2024, 55% of consumers had used digital payments in the last six months, according to Kantar.
•Generational Shift Away from Credit Card Debt. As of June 2024, the average credit card balance of Gen Z Americans was 50% lower than that of all American consumers, according to Experian. They demand fairer and more sustainable forms of credit.
•Low Trust in Banks. In 2024, only 30% of U.S. consumers had trust in their bank and its practices, according to Ipsos. Global trust in financial services providers remain close to the bottom among all business sectors and industries, according to Edelman.
•Digital Wallets Are Increasingly Popular. Digital wallets are a convenient and secure method to store various payment methods and manage loyalty cards. Their popularity with consumers is expected to drive 20% annual growth in their use through 2027, according to the Market Opportunity Study.
•New Avenues for Consumer Spending Growth. Through 2027, e-commerce global retail sales are expected to grow by 12% CAGR, according to the Market Opportunity Study, as consumers demand the ability to shop anywhere at any time and buying online becomes increasingly easier with advancements in logistics and payments.
•Concerns about Data Security. 62% of consumers see fraud as an inevitable risk when shopping online, according to Paysafe as of April 2022.
•Commerce-Aligned Advertising Models Gaining Share. Commerce media, where advertisements are placed alongside shoppable inventory, is projected to grow by a 19% CAGR through 2027, compared to the projected 9% growth for the broader digital advertising market, according to the Market Opportunity Study.
The Klarna Network
Over the past 20 years, we have built the next-generation commerce network that connects consumers and merchants globally.
Our Network Efficiently Connects Consumers and Merchants
We enable next-generation payments through direct relationships between consumers and merchants. Through our network, consumers can find and pay for goods, services and experiences in a highly efficient and flexible manner, and merchants are connected with more—and more empowered—consumers. We have built our network to directly connect consumers and merchants, removing reliance on card networks or issuing banks, which provides us with better data and a cost advantage compared to traditional providers. Consumers and merchants entrust us directly with their data. We use this data, including more than 2.5 billion SKU-level data points collected in 2024, to better understand consumer preferences, more accurately underwrite consumer credit, provide clearer indications of consumer purchasing power and help merchants build trusted, brand-aligned relationships. We are able to provide our consumers and merchants key insights and services, in addition to payment processing, to facilitate more efficient commerce experiences. Our network also removes middlemen from a typical transaction, resulting in lower fees for both consumers and merchants. We believe that we operate one of the largest account-to-account (A2A) networks in Europe and the United States with direct connectivity to over 14,000 banks as of December 2024. This allows us to offer consumers the option to Pay in Full (i.e., debit) and to settle payments in a simple and cost-efficient manner by direct bank transfer. Our network offers the benefits of open and closed networks. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers.
Our Network Sits at the Center of a Global Ecosystem
We partner with a range of global constituents that facilitate commerce to make our network more ubiquitous and efficient for our consumers and merchants. Our network integrates with PSPs, who help grow our merchant presence, and traditional banks, card networks and open banking providers, who help facilitate payments. We also partner with commerce enablers (i.e., companies that offer end-to-end services to help businesses operate their stores) and technology partners to provide merchants holistic commerce solutions, in-store payments providers to facilitate offline transactions and shipping and return logistics providers who help our consumers manage purchases. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card. We allow hundreds of partner companies to integrate into our open network, which improves the value proposition we provide our consumers and merchants by making Klarna available at more checkout points.
The Scale of Our Network Makes Klarna a Critical Growth Partner for Merchants and the Preferred Commerce Network for Consumers
With 99 million active Klarna consumers distributed globally as of March 31, 2025, Klarna provides merchants with an extensive network and solutions for customer acquisition and loyalty, driving higher conversion and AOV as well as improved retention. We believe that merchants and other payment ecosystem participants recognize the value that we bring through the scale and reach of our network and see us as a critical growth partner. Merchants have the opportunity to benefit from our network across the globe. Similarly, consumers enjoy the benefits of searching, discovering and paying by Klarna, across our approximately 724,000 merchants as of March 31, 2025, knowing they will have a positive consumer experience with our network’s abundance of choice, price comparison features and payment flexibility.
We Have Built Market-Leading Underwriting Capabilities
We believe that our credit underwriting capabilities differentiate us from other payment networks and improve our overall commerce experience. With enhanced underwriting, our consumers have access to numerous payment methods that help promote their financial well-being while our merchants drive additional sales. Our proprietary data, including purchase behavior from approximately 2.9 million transactions per day on average in the twelve months ended March 31, 2025 made by 99 million active Klarna consumers, underpins our underwriting capabilities. With this data, we are able to make decisions in seconds, fully automate our process, and underwrite every transaction in real time. We also provide a small spending capacity to consumers that gradually increases over time as consumers responsibly spend more with Klarna, and clear repayment terms that encourage borrowers to repay on time, a unique approach to extending consumer credit compared to market alternatives. In the twelve months ended March 31, 2025, our average balance per active Klarna consumer was $79 (compared to an average balance per credit card of approximately $6,730 in the United States in 2024, according to Experian), and average loan duration was approximately 39 days (compared to a typical loan duration in 2023 of more than five years at a typical Nordic bank, according to publicly available information, and an average of 2.9 years of a typical U.S. personal bank loan, according to the U.S. Federal Reserve). We believe this differentiated underwriting process provides more value to our consumers and merchants and lowers our credit losses relative to the industry, which drives our more sustainable financial performance.
Our Network Fuels a Powerful Advertising Solution
We have built a highly differentiated advertising solution based on the close relationship we maintain with our consumers and merchants and the vast amounts of data they entrust to us. We use proprietary data, including first-party, SKU-level data, such as browsing, searching, transacting, tracking, returning and customer service data, to help merchants reach and engage high-intent consumers with relevant advertisements. We offer brand, search and affiliate solutions to advertisers such that they can connect with consumers across the commerce journey. We also allow merchants to reach consumers in a commerce-centric environment, which we believe is the most effective place to reach consumers. These features, together with our vast amounts of data, allow us to deliver to our merchants marketing attribution and better measurability and, as a result, a higher ROI on their advertising spend.
We Are a Licensed Bank
We have operated as a licensed bank in the EEA since 2017, when the SFSA approved our application for a bank license. This license reinforced our position as a stable, trustworthy institution among our consumers and merchants. Our license enables our differentiated funding strategy by allowing us to fund 95% of our financing products in the twelve months ended March 31, 2025 by utilizing deposits, which are highly stable and lower-cost than other non-bank funding strategies, such as asset-backed financing. As our consumers increasingly trust us with their savings, we have collected a large and growing pool of consumer deposits ($10.8 billion as of March 31, 2025). We also continue to expand the markets in which we collect deposits, including by utilizing third-party platforms, such as Raisin. We believe that consumers find our deposit platform attractive due to its ease of account opening, its intuitive digital platform and the competitive interest rates that we offer. Our business also benefits from an inherent duration gap between our consumer loans, which had an average duration of approximately 39 days in the twelve months ended March 31, 2025, and our deposits, 74% of which were fixed-term with an average duration of 305 days in the twelve months ended March 31, 2025. As a result, we can adjust our lending policies quicker than our deposit base might change. We also have the ability to deliberately change the length and interest rate on the deposits that we offer to adjust this duration gap. Finally, our banking license allows us to design and offer financial products and services that otherwise could require third-party partnerships, like card issuance, and extensive experience and investment to ensure compliance with applicable regulatory requirements.
Our Structure Allows Us to Offer Fair and Affordable Products
We operate a sustainable business model defined by lower fees for both merchants and consumers relative to legacy payment networks, such as credit cards. Merchants and consumers combined paid 1.2 times and 1.6 times more in fees using credit cards than with Klarna in Western Europe and the United States, respectively, comparing credit card fees in the twelve months ended March 31, 2025 and our current fees, according to the Market Opportunity Study. Further, the average credit card annual percentage rate in the United States reached 24.2% in February 2025, according to Lending Tree, while the average credit card annual fee was $128 as of July 2023, according to NerdWallet. Additionally, in 2023, more than 50% of the fees charged in a typical credit card transaction were charged to consumers through revolving credit, interest charged on balances, late fees and subscription costs, according to the Market Opportunity Study. The revolving nature of credit cards and the broad use of a minimum balance payment keeps consumers in debt. By comparison, in the twelve months ended March 31, 2025, consumer fees represented only 35% and 33% of a Klarna transaction in Western Europe and the United States, respectively. We believe our lower fees promote financial well-being for our consumers and align our success with that of our merchants. As we help consumers and merchants save more on each transaction, we give consumers more control over their finances and help them save money. We believe this positive experience encourages them to remain on our network and move more of their spending to Klarna, which supports our long-term financial success.
Our network as a whole provides structural competitive advantages, which enable us to independently develop superior experiences for our consumers and merchants, while keeping costs low and driving long-term growth. The collective cost advantages of our network accelerate our network effects, while maintaining our own sustainable financial model.

Better for Consumers
We are revolutionizing the commerce experience for consumers around the world. We help consumers find personalized brands and products, pay and manage commerce transactions and finances. We do this through our network that prioritizes safety and fairness to consumers. We help our consumers save time and money and put them in control of their commerce experience.
Our Consumers
Adults around the world are using Klarna for their everyday spending, both online and in-store, across many types of verticals. There is no typical Klarna consumer. In fact, in Sweden, our most mature market, approximately 83% of the adult population were active Klarna consumers as of March 31, 2025. Our network is built for everyone, and our consumers are diversified across multiple demographics.
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Source: Klarna Global Consumer Survey from Q3 2023, n = 16,370.
On the following pages, we provide testimonials from several of our consumers in different markets. While these case studies are only a selected sample, we believe that they provide a helpful example of how these consumers have integrated Klarna in their everyday shopping. In particular, the testimonials are designed to demonstrate the characteristics of our network and products and services that our consumers find particularly appealing, the diversity and engagement of our consumer base, the strength of our brand and the flexibility of the payment solutions that we offer our consumers. See “Prospectus Summary—Market and Industry Data” for more information on our use of customer case studies and testimonials in this prospectus.

Oskar Schröder

Sweden

“The brand stands for security and smoothness when it comes to payments.”

– I trust Klarna. I hardly shop if there isn't a Klarna payment option. I most often choose to pay the full amount upfront. It’s convenient as I don’t have to pull out my card – a few simple clicks, and then it's done, and I have the receipt on the Klarna app. What I like is that it's an alternative, and I like that it challenges what is a fairly sluggish industry. This is the alternative I choose. The brand stands for security and smoothness when it comes to payments. I understand the technology to some extent, of course, but the brand is 100% what has made me choose Klarna over other services.

Jodie Peverall

United Kingdom

“Klarna really makes life easier; it’s just brilliant and such a good company.”

– I try to stay away from credit cards so I don’t rack up any debts and only really purchase what I can afford. That’s why I love Klarna. It’s affordable, and I know I can buy the product and manage the payments. It just works a lot better for me. I’ve tried other payment providers, and the experience wasn’t good or memorable. Klarna caught my eye, and ever since, I’ve been super obsessed. I appreciate the whole package it comes with. I find it very secure, I know my details are safe and I've never had any issues at all. I'm also very confident in the app because sometimes I struggle with apps, but with Klarna, it's very easy to find things. For single parents, it’s fantastic because it’s not easy when there aren't two of you to break down the costs. Klarna really makes life easier; it’s just brilliant and such a good company.

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Carolina Aishemberg

Spain

“It makes me very happy when I see that you're able to pay with Klarna.”

– When I heard about Klarna, my first thought was, ‘Wow, finally we have this in Spain!’ I use it a lot with Airbnbs and hotel reservations. I also use it when purchasing cosmetics. It makes me very happy when I see that you're able to pay with Klarna. Now, it's pretty much everywhere. I could fragment my payments with my bank, but they charge an insane amount and that’s just stupid. That’s why I only use Klarna for this. I’ve followed the evolution of Klarna and, from my perspective, it’s been very positive. Becoming so big makes it more trustworthy; the retailers trust it, so I know it’s solid, reliable, and stable.

Sid Ramtri

The United States

"I appreciate the whole experience Klarna offers."

– I appreciate the whole experience Klarna offers. It's a delightful way to shop and it's pretty convenient. The AI-based search is great, I've used it to find vitamin supplements to cashmere pants. It feels intuitive, normal, and I have actually found it to be quite fun! Shopping with Klarna is more intentional. I can just type in and search for something more effectively. Platforms like Instagram make shopping more incidental with sponsored content that takes you down that path. But what matters to me is that I can intentionally seek out stuff that I need. The entire process of discovering smaller brands outside Instagram gets meaningfully simplified with something like Klarna.

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Our Globally Recognizable Brand
Our brand is globally recognizable. Our global NPS in September 2024 was 73, according to our estimates, which is significantly higher than the average NPS for the finance industry of 44 in our top eight markets as of March 2023, according to CustomerGauge. As of December 2024, according to our estimates, we had 40% global brand awareness, as compared to 28% on average for our main competitors, and a global brand trust score of 54%.
Our brand also defines our relationship with consumers. In a financial services ecosystem filled with opacity and mistrust, Klarna has created a brand associated with trust, transparency and financial wellness. This brand resonates with our consumers, merchants, partners and employees.
•Culture. We are curiously bold. It defines the Klarna spirit. We partner with leading media companies and globally recognized icons, such as Snoop Dogg and Paris Hilton and her media company 11:11 media, to promote our network in fresh, bold ways reflective of our culture and spirit.
•Personalization. Our AI-native product approach makes consumer interactions with Klarna deeply personal, including recommendations on brands, products and creators.
•Human Connection. We are optimists, making everyday money moments better. We are rebels with a cause, daring to disrupt but always with a purpose to improve commerce and payments for all. And we do this all simply, we think less is more. We use words like “money” instead of “funds” and “improve” instead of “optimize.” These tenets allow us to connect deeply with our consumers.
•Purpose. We care about our planet, and in 2021 launched our Give One planet health initiative to tackle climate, biodiversity and land degradation crises. Because we support global environmental initiatives and engage with local communities, our consumers know that we are more than just a corporation.
Our Consumer Solutions
Our consumer solutions are built to address the commerce journey:
Find
We allow our consumers to discover and engage with merchants pre-purchase with AI-powered, personalized recommendations. In 2024, we saw an average of 11.9 million daily pre-purchase interactions (which include clicks by consumers using our discovery and search tools and on ads placed on our network) on our network and delivered 838 million leads (i.e., click-throughs by a consumer to a merchant’s store from either the Klarna app or our website) to merchants. Solutions we offer include personalized inspiration, merchant deals, cashback offers, product search, price drop notifications and price comparison, and the ability to create wish lists. We also offer location-based product and store recommendations. In 2024, this solution had an eight times higher click-through rate than a leading competitor service (according to WordStream) and resulted in approximately 3.6 billion drive-to-store offer impressions. It also drove a higher purchase frequency, as consumers utilizing our location services made approximately 53% more purchases per month than consumers who had these services disabled. By tailoring recommendations based on consumer location and preferences, we believe that this solution enhances the shopping experience and helps alleviate the need for in-store product research by consumers. This is increasingly important, as approximately 87% of shoppers use their smartphone to research products while shopping in a store at least some of the time, as of the third quarter of 2023, according to 1WorldSync.
Pay
We offer consumers transparent and seamless purchase capabilities through our multiple payment options that allow consumers to pay in whichever way is most convenient for them, including debit and credit, without hidden fees or revolving credit. Our payment options have promoted safety and trust since our inception when we first enabled consumers to pay after receiving their goods. In the twelve months ended March 31, 2025, we powered approximately 2.9 million daily purchases on average on our network. Solutions that we offer include our Pay in Full, Pay Later and Fair Financing payment methods. We continue to innovate our consumer solutions. For example, in 2024, we introduced Klarna balance, which allows consumers to Pay in Full or make Pay Later payments without connecting a bank account or a credit or debit card and facilitates the growth of cashback.
Manage
We provide consumers a holistic suite of services to fully understand purchases, track after-purchase activities such as shipping and returns, and manage personal finances with intuitive financial overviews and deposit and savings accounts. In 2024, there were on average 8.2 million daily post-purchase interactions and, in the twelve months ended March 31, 2025, on average, 33 million of our active Klarna consumers opened the Klarna app every month. Our solutions include loyalty cards, the ability to track delivery and returns, AI-enabled customer support, and insights into personal finances. In 2024, 48% of our active Klarna consumers visited the order information page on the Klarna app every month and had a more than 80% customer satisfaction score on average between February and August 2024. We believe we have a significant opportunity to expand into digital retail banking services as well. We have a leading deposit franchise in Europe that we have offered for 10 years. With Klarna balance, consumers can now also hold a positive monetary balance with us and add, store and withdraw money, settle existing Klarna debt, collect refunds and receive cashback. In select markets, we allow consumers to create sub-accounts that help them compartmentalize their money and create savings goals. We currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France, Belgium, Spain, Ireland, Italy and Portugal. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin.
Advantages of Our Consumer Solutions
Consumers shop effortlessly on our network. We believe we offer them a more relevant and convenient way to shop that also provides greater financial control.
•Personalized. Shopping on our network is personalized with tailored search and recommended content based on past purchase behavior. Consumers receive personalized recommendations and deals for top products and brands.
•Convenient and Easy. When shopping on the Klarna app, the entire commerce journey is in one place, including browsing, paying, tracking orders and deliveries, finding receipts and managing returns. We are reducing the commerce clutter for our consumers.
•Safe and Trustworthy. Since our inception, we have allowed consumers to touch and feel products before they paid for them by offering them Pay Later solutions. Our payment methods give consumers confidence to transact.
•Affordable. The majority of our payment options do not charge consumers interest as they allow consumers to spread the cost of a purchase interest-free. We do not offer revolving credit, and there are no hidden fees on our network. This results in lower costs for purchases by our consumers than for average credit card transactions that revolve.
•Transparent and Fair. We believe we provide consumers greater financial control over their commerce journeys. Our multiple payment methods allow consumers to pay however they choose. They also have flexible and consumer-friendly terms that are easy to understand. New consumers start with a small spending capacity that increases as consumers responsibly spend more with Klarna. The repayment terms are fixed and typically short-term.

Increasing Diversity of Use Cases and Frequency for Our Consumers
We believe that the breadth and quality of our products drive consumers to use Klarna for more of their purchases and across additional verticals over time. As our markets mature and consumers use our network for longer, the average consumer purchase frequency typically increases. Similarly, purchases across verticals also generally become more diversified over time.
Increased Consumer Adoption

Expanding purchase frequency	Category expansion

% of purchases by vertical (2024)			
Apparel & accessories	69%	26%	**18%**
Health & beauty	3%	8%	**19%**
Home & electronics	4%	14%	**19%**
Food & beverage	5%	5%	**13%**
Leisure	12%	15%	**14%**
Events & services	4%	29%	**12%**
Travel	3%	3%	**5%**

________________
Note: The chart above refers to the year 2024. The “Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S. credit card use frequency based on data by Capital One.
Better for Merchants
We believe we are revolutionizing commerce for merchants, enabling them to succeed on every mission-critical business priority.
Our Merchants
Klarna is a preferred growth partner for approximately 724,000 merchants in 26 countries across the world as of March 31, 2025. In the twelve months ended March 31, 2025, 44% on average of the top 100 merchants in each of the major markets we serve (i.e, the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and Switzerland) chose Klarna to facilitate payments, based on data from eCommDB and Digital Commerce 360. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in 2023. We power merchants across different verticals including Fashion & Accessories (H&M, Ray-Ban, Macy’s and Zara), Travel (Airbnb, Expedia, Booking.com and Cathay Pacific), Sports & Outdoor (JD Sports, On, Patagonia and Decathlon), Everyday Payments (Uber, Spotify, Walmart and Instacart), Luxury & Premium (Gucci, Farfetch, Vestiaire Collective and Net-a-porter), Health & Beauty (Sephora, Charlotte Tilbury, Rituals and Benefit Cosmetics), Home & Electronics (Samsung, Bose, Dyson and Sonos) and much more (Ikea, Ticketmaster, eBay and Etsy).
On the following pages, we provide several case studies and other examples of what successful integration with Klarna can mean for our merchants in different verticals. Results achieved by individual merchants may vary for a number of reasons, including the number and the type of our solutions, products and services deployed by the merchant, the geography and vertical in which the merchant operates and the timeframe during which the results are measured, as well as because of our growing global presence and introduction of new and improved merchant solutions. At the same time, we believe that the examples that we have chosen are representative of the impact that our network has on enabling our merchants’ growth and the financial and performance results presented are typical of the results that our merchants generally experience.

ABOUT YOU & Klarna

Maximizing Engagement Through Partnership & Marketing Synergies

Products live: Pay Later | Pay in Full | Affiliate program

"Klarna's innovative payment solutions have been a key driver of our ability to offer a personalized shopping experience. Their flexibility and customer insights have allowed us to engage our audience in new and meaningful ways, while also supporting our expansion across Continental Europe."

Tom Dupont
Director Market Operations & Development, ABOUT YOU

Client Overview: ABOUT YOU, one of Europe's fastest-growing online fashion stores, with more than 12 million active customers as of November 2024, is known for its highly personalized shopping experience. By partnering with Klarna, ABOUT YOU has been able to offer flexible payment solutions across 19 markets, enhancing its ability to engage shoppers, personalize experiences, as well as drive continued growth through Klarna's affiliate marketing program and creative co-marketing campaigns.

Why Klarna? ABOUT YOU chose Klarna because of its capability to support ABOUT YOU with solutions in both payments and marketing that enhance the personalized digital shopping experience ABOUT YOU can offer customers. Klarna's flexible payment options cater to the needs of tech-savvy customers, while its affiliate program drives customer acquisition, and its creative co-marketing campaigns boost engagement and loyalty. This holistic approach expands ABOUT YOU's reach, strengthens retention, and enhances personalized shopping experiences for customers.

Results and Impact: Klarna's partnership has driven substantial growth for the ABOUT YOU Group:

- **New Customer Success:** Klarna's affiliate program, which provides brands with access to shoppers through the Klarna app, email, and more, has driven significant results for ABOUT YOU. In its fiscal year 2023/2024 (ending 29 February 2024), 45% of the affiliated volume came from customers who were new to the brand across all markets. A new customer is defined as an individual who makes their first-ever purchase from ABOUT YOU, while returning customers are those who have previously transacted with the brand.

- **Co-Marketing Impact:** In June 2022, the “F*ck Mars” campaign is one of many examples of the marketing synergies between Klarna and ABOUT YOU, generating over 110 million impressions and driving a 31% increase in orders, as compared to the monthly average for the first half of 2022. It highlights how Klarna effectively fosters engagement and drives growth for ABOUT YOU's commerce business through its marketing efforts.

Expansion of the Partnership: The ABOUT YOU Group has expanded its partnership with Klarna since launching in 2020 by adopting new features and solutions to meet evolving business needs and consumer expectations. Klarna's flexible payment options are now integrated not only across the ABOUT YOU Group's online fashion store but also across key areas of its ecosystem, including the ABOUT YOU Outlet, the EDITED brand, its SaaS solution, SCAYLE, and SCAYLE Payments, its Merchant of Record partner. This expansion demonstrates the strength of the collaboration between the brands and ABOUT YOU's trust in Klarna's ability to support diverse business models, enhance the customer experience across channels and drive growth. This is just one example of Klarna's extensive network and fulsome platform enabling the development of deep partnerships with quintessential industry players.

Looking Ahead: ABOUT YOU is now expanding its partnership with Klarna by adding additional payment options to offer a full suite of options in all regions and implementing further marketplace functions. With Klarna's data-driven insights and ABOUT YOU's dedication to personalized shopping experiences, the partnership is well-positioned to drive increased customer engagement, higher conversion rates, and continued growth for both brands.

Klarna + ABOUT YOU

Expedia & Klarna

Driving New Customer Acquisition & Affiliate Revenue

Products live: Fair Financing | Pay Later | Pay in Full | Affiliate program

"Klarna has been influential in helping Expedia Group connect with a new generation of travelers while bringing them flexible payment options."

Scott Merlino
Director of Strategic Partnerships & Affiliates, Expedia

Client Overview: Expedia Group, a global leader in travel services, has always focused on delivering seamless and accessible booking experiences. In partnership with Klarna, Expedia Group introduced flexible payment options, allowing travelers to manage their trip costs with ease. This partnership has been instrumental in making travel more affordable for a broader audience, particularly in North America, where Klarna's solutions have helped Expedia Group attract new customers and accelerate growth.

Why Klarna? Since expanding the partnership into North America in 2024, Klarna has become a key driver of new customer growth for Expedia Group. Klarna's willingness to experiment with innovative payment solutions and ability to adapt to Expedia Group's complex global roadmap sets it apart from other payment providers. Klarna's solutions also appeal to younger travelers, making it a unique acquisition channel, more than doubling the percentage of transactions by new Klarna customers year-over-year in the United States in 2024.

Results and Impact: Klarna's impact on Expedia Group's business has been significant in 2024. For example:

- **New Customer Acquisition:** The percentage of transactions by new Klarna customers more than doubled in the United States YoY.

- **Increased Basket Size:** In the United States, through the affiliate integration, Expedia and Hotels.com realized an average basket size lift of approximately 5.4% YoY.

- **Affiliate Revenue Boost**: Affiliate revenue driven by Klarna for the Expedia brand has nearly doubled YoY as a result of a new integration and robust go to market strategy that expands offering to travelers.

Expansion of the Partnership: In 2024, Expedia Group enhanced its partnership with Klarna across the United States and Canada. Initiatives such as collaborative marketing campaigns continue to drive significant engagement during peak travel seasons, further boosting bookings and customer acquisition. Klarna's flexible solutions, global reach, and ability to innovate make it an ideal partner for leading online travel platforms like Expedia Group.

Looking Ahead: Expedia Group and Klarna are working on expanding their collaboration, while engaging experiences that enhance the traveler journey. The strong performance in 2024 serves as a model for continued growth.

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Source(s): Klarna's calculations based on information received from the merchant and CJ Network

Sephora & Klarna

SEPHORA
Rouge gel lip liner
SEPHORA
CREAM LIP STAIN

Enhancing Customer Loyalty
& Purchase Frequency

Products live: Fair Financing | Pay Later | Pay in Full | Affiliate program

Klarna has partnered with Sephora to help enhance the shopping experience in order to better serve a diverse audience, increase customer satisfaction and drive growth. In 2023, Klarna users shopped at Sephora on average 6.8 times per year, vs. only 4 times for Sephora overall.

Client Overview: Sephora, the leading prestige beauty retailer, has consistently reshaped the shopping journey by offering personalized, multi-channel experiences. In partnership with Klarna, Sephora has introduced flexible payment options across the United States and Canada, helping customers manage their beauty purchases while increasing loyalty and repeat purchases.

Why Klarna? Klarna stood out as the ideal partner for Sephora because of its seamless, integrated payment solutions that span in-store, online, and mobile. Klarna's payment options resonated with Sephora's shoppers by offering the financial flexibility they value. Klarna's ability to deliver this streamlined experience uniquely positioned it as the natural choice for Sephora's vision of an enhanced, customer-centric shopping journey.

Results and Impact: Klarna's solutions have had a powerful effect on Sephora's North American business:

- **Increased U.S. Average Order Value (AOV):** Between January and October 2024, Klarna online users had on average a 44% higher AOV than Sephora overall online customers and Klarna in-store users had a 76% higher AOV than Sephora overall in-store customers.

- **Higher Purchase Frequency:** In 2023, Klarna users shopped at Sephora on average 6.8 times per year, vs. only 4 times for Sephora overall.

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Expansion of the Partnership: Over the past 4 years, Sephora's relationship in North America has expanded into Canada. Sephora has also participated in a variety of campaigns with Klarna including annual Cyber Monday features, promotions, and one of our first participants in our cashback launch.

Looking Ahead: Sephora and Klarna are working on optimizing their marketing strategies, particularly targeting loyalty program members, and exploring new ways to enhance the shopping experience. Both companies are poised for further collaboration to drive customer retention and sales growth.

Klarna + SEPHORA

Our Merchant Solutions
Our merchant solutions enable merchants to grow their businesses and attract, engage and retain customers by partnering with Klarna.
•Numerous Channels to Connect to Our Consumers. We want to make it as easy as possible for merchants to join the Klarna network, accept our payment methods, and connect to millions of our consumers. Merchants around the world can connect to our network through a single shared API and gain access to our consumers nearly instantly. We make local adaptations as needed in new markets, but the foundation of our network is built to support a global footprint. We offer multiple channels for merchants to connect to our network both online and offline, including embedding Klarna payment options at checkout on their websites or in apps, on the Klarna app, by accepting the Klarna card, in-store solutions and a full checkout experience that also accepts other payment options.
•Merchant Enablement and Growth Tools. We provide merchants with several merchant tools that help accelerate the growth of their businesses. We offer a host of solutions that drive conversion at checkout, such as on-site messaging, which promotes Klarna as a payment method, express checkout, which provides a one-click purchase experience, and merchant offers, which promote products and services selected by the merchant. We also operate a merchant portal that organizes various tasks for business management such as daily sales overviews or customized settlement reports.
•Advertising to Help Merchants Better Connect with Consumers. We have developed highly differentiated advertising solutions that allow merchants to reach and engage high-intent consumers in a commerce-centric environment. We use first- and third-party data, including browsing, searching, transacting, tracking, returning and choosing replacements, to serve consumers relevant and experience-enhancing products through ads. Our advertising solutions allow merchants to reach consumers across their shopping journey, whether in their discovery phase of shopping, or those with demonstrated intent or ready to transact.
Advantages of Our Merchant Solutions
•Better Conversion Rates. We provide efficient commerce through our multiple payment methods online and offline. This has helped drive a 20% conversion increase for certain of our merchants since they joined our network.
•New Customers. We believe that our solutions help merchants acquire new customers more efficiently than other customer acquisition channels. Our advertising solutions leverage our scale, consumer and merchant engagement, and first- and third-party data to allow merchants to engage with consumers in a closed-loop, commerce-native network.
•Higher AOV. Our consumer solutions promote the financial well-being of our consumers while unlocking consumer purchase power. For example, our study of 83 merchants across different verticals and geographies concluded that we drove on average 23% higher AOVs for our merchants (from 2022 to June 2024).
•Fair Merchant Fees. We provide significant value to our merchants and charge fair fees for our service. We believe that our merchants gain greater benefits with Klarna when compared to other payment solutions, with fees in line with other providers. On top of this, we also save our merchants’ end customers money as compared to an average credit card transaction and give them greater control over their purchases and finances, helping improve both our merchants’ and customers’ experiences.
•Full Brand Control. We want our merchants to leverage our network to define their brand and build direct relationships with their consumer base. As such, we offer the ability for merchants to promote themselves in their unique way on the Klarna app and our website. For example, merchants can set up storefronts on the Klarna app and our website which they design and manage themselves with their own branding. Direct relationships with consumers drive greater retention, and merchants using Klarna had 46% higher retention in September 2024 compared to legacy payment methods, according to our estimates.
•Rich Data Insights. Merchants gain rich insights into consumers’ behavior across their shopping journeys, from browsing and advertising click-through rates to price comparison and cart dynamics, allowing them to optimize consumer commerce experiences.
The chart below illustrates our expanding partnership with On, one of many globally trusted brands that joined our network in recent years.
Accelerating Merchant Growth
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Note: On’s expansion to the United States impacted the share of checkout in 2023. Share of checkout is calculated as Klarna’s GMV share of the merchant’s total GMV generated online (including on the On app) in our markets. GMV represents the merchant’s total GMV transacted on our network. Revenue represents the merchant’s total revenue generated on our network.
Source: Klarna’s calculations based on information received from the merchant.

Our solutions have consistently proven to drive merchant growth across different markets and verticals, resulting in more efficient customer acquisition, higher AOV and better order conversion and customer retention rates for our merchants, as illustrated by the several case studies presented below.
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Note: In 2020, H&M integrated Klarna’s In-app mobile checkout into its app in ten markets. Klarna payment options were quickly adopted by H&M customers—in these markets, our share of checkout has reached almost 50% and, in Sweden, 60% of orders from new customers are made through Klarna. In partnership with us, Sephora has introduced flexible payment options across the United States and Canada, which have increased customer loyalty and purchase frequency. In 2023, Klarna users shopped at Sephora 6.8 times per year on average, compared to four times per year on average for all Sephora consumers. In recent years, members of Sephora’s Beauty Inside Loyalty program across tiers (Insider, VIB and Rouge) were two times more likely to use Klarna. Within the program, more than 40% of Klarna users enrolled in a Sephora loyalty program qualified in the top two tiers (VIB and Rouge), measured by annual spend. Using our affiliate program, Expedia increased its exposure on the Klarna app through a variety of channels and placements, including email campaigns and ads. For instance, in 2024, the percentage of Expedia transactions made by new Klarna customers more than doubled in the United States year over year. In the United States, through our affiliate program, Expedia and Hotels.com experienced an approximately 5% increase in their basket size in 2024 year over year. Since 2019, Foodora’s customers in Sweden have been able to pay for their purchases with Klarna. In August 2024, Foodora decided to use our advertising solutions to promote on our network. As a result, the purchase frequency of Klarna consumers increased by 14% in August 2024, as compared to October 2023, and our share of checkout in Sweden reached 35% on average between August 2024 and September 2024.
Source: Klarna’s calculations based on information received from the merchant.
Proprietary Data, Technology Platform and AI Strategy
Since 2005, Klarna has been a constant innovator in our industry. We were a first mover in the “buy now, pay later” space, built a disruptive brand when we obtained our banking license, integrated “pay anywhere” into the Klarna app and leveraged our data to develop highly differentiated advertising solutions. Today, we are among the very first to adopt AI, which we use to improve consumer personalization as well as achieve internal efficiencies.
Consumer Data at the Core of Our Technology Platform
The strong trust and engagement we have earned from our consumers and merchants give us a unique data advantage. We use consumer data to improve their commerce experience, with an aim to save them time and money. Our unique data set includes SKU-level data points, including 2.5 billion data points collected in 2024, and the learnings of more than 5.4 billion transactions conducted on our network to date.
This data powers our understanding of:
•Intent. We understand saved, wish listed and shared items, time spent browsing products, engagement with deals or campaigns and brand affinity. With such intent data, we are able to predict what our consumers are looking for, and help merchants offer them more relevant products and ads.
•Purchase History. We have insight into consumer SKU-level purchase history, brand loyalty, payment method, price sensitivity, purchase frequency, AOV and order return rates. Consumer purchase history allows us to deeply understand how our consumers like to shop and we can therefore help merchants drive higher conversion.
•Consumer Profiles. We understand details of our consumers such as purchase power, credit score and declared interests. With consumer profile data, we know how to relate to each consumer in a personal and tailored way that builds trust and delivers better commerce experiences.
Our Single, Cloud-Based Technology Platform
Data underpins our technology platform. The platform connects to the many constituents of our network, including consumers, merchants, PSPs, affiliate networks, credit bureaus and banks, to deliver a seamless user experience for our consumers and merchants across our core product offerings. Because we operate a single cloud-based platform, our consumer and merchant solutions are highly scalable and secure. This underlying technology enables merchants around the world to connect to our network through a single shared API and gain access to our millions of consumers nearly instantly. We prioritize building our own technology and investing in extraordinary engineering talent. As of March 31, 2025, over 1,620 of our positions, or approximately 49% of our entire organization, were engineering and data science positions.
We Are an AI-Powered Company
We believe that society will experience vast changes that will be powered by AI. Accordingly, we are utilizing AI to transform commerce. We harness AI for the benefit of consumers, merchants and our employees. AI makes us more productive and efficient. As of August 31, 2024, 96% of our employees used generative AI in their daily work, according to our internal data gathered from OpenAI and our internal AI tools.
•Generative AI Improves Merchant Conversion and Accelerates Our Revenue. We present consumers with AI-powered personalized shopping feeds that allow them to discover dynamic and personalized brand, product and creator recommendations. We have also developed an AI shopping assistant that enables merchants to make strategic product recommendations to consumers. Our consumer data platform ensures that our merchants have high-quality customer targeting. These features drive higher consumer engagement and merchant conversion rates, leading to more transactions from our consumers, more revenue for our merchants and more revenue for us.
•Generative AI Streamlines the Consumer Experience and Reduces Our Costs. In February 2024, we launched our AI assistant in partnership with OpenAI, available in the Klarna app. This chatbot enhances consumer shopping and payment experiences and manages various tasks, such as multilingual customer service and refunds and returns. Since launch, our AI assistant has achieved the same consumer satisfaction levels as human agents (according to internal consumer satisfaction surveys), more accurately resolved issues, reduced repeat inquiries by 25% (based on the number of repeat inquiries before and after the launch of our AI assistant) and resolved queries in two minutes compared to 12 minutes on average for human agents, as of September 2024 (based on our service chat log data). Available 24/7 in 23 markets, the AI assistant communicates in more than 35 languages. Since launch, our AI assistant has had 23.1 million conversations, solving 66% of customer service chats in the twelve months ended March 31, 2025, according to our service chat log data. We estimate that our AI assistant does the equivalent work of over 700 full-time agents (based on the average monthly reduction in chat and telephone conversations in 2024 following the launch of our AI assistant) and delivered $39 million of cost savings in 2024.
•ML Supplements Our Credit Underwriting. ML enhances our high-frequency, large-scale and real-time underwriting, which helps drive conversion rates and minimizes credit losses. Our underwriting model is based on our access to first- and third-party data, including data entrusted to us by our consumers. It becomes more accurate as our network scales and our ML models analyze growing amounts of data. In December 2024, our underwriting model had more than two times better predictability of default than the VantageScore benchmark in the United States, according to our estimates.
•Generative AI Enhances Our Productivity and Drives Increasing Efficiency. We use AI to increase productivity within our engineering and operational teams. As of April 2025, 78% of our engineers and data scientists connected to their work software the AI copilot that can create and review code (based on data exported from the AI copilot). Our legal teams use AI to expedite document review. We also use AI to minimize external vendor costs. We decreased spending on external marketing suppliers, such as translation, production, CRM and social agencies, by $7 million in the first quarter of 2024 (as compared to the first quarter of 2023) and we attribute 37% of this decrease to the use of AI (based on the savings realized from AI-powered marketing in the first quarter of 2024 and the total decrease in our spending on external marketing suppliers in that period). We also reduced or canceled contracts with over 1,450 suppliers following our AI adoption and standardization (based on the decrease in the number of suppliers we had in 2022, as compared to the number of suppliers in the twelve months ended March 31, 2025, following our adoption of AI in our operations), and we saved more than $2.5 million in the first quarter of 2024 from AI-powered marketing. Additionally, we operate an internal knowledge chatbot, which we call Kiki, that helps employees find information in real time across internal systems. Making information more readily available across our entire organization with Kiki increases transparency and collaboration across our teams, reduces repetition of tasks, boosts productivity, and ultimately reduces our operating costs. These internal applications of AI have dramatically increased our average revenue per employee in recent periods.
Our Market Opportunity
Our network addresses substantial and growing market opportunities in payments and digital advertising. Additionally, there are a number of adjacencies that we believe we have the ability to enter, including P2P transfers, bill payments and other retail banking services. We continuously strive to develop innovative products and solutions for our consumers and merchants and will continue to leverage and invest in our network over time.
Payments Opportunity
We have a track record of building and expanding globally. Annual consumer retail and travel spending in all markets globally (excluding China), including the markets in which we do not yet operate, was $30 trillion per year in 2023, according to the Market Opportunity Study, which equals $750 billion in payments revenue based on our average take rate in 2023. Our GMV in 2023 represented less than 0.5% of this global payments opportunity. Our network addresses the $18 trillion consumer retail and travel market spend opportunity in the markets where we operate, according to the Market Opportunity Study. We consider our SAM to be the $450 billion payments revenue opportunity associated with that spend, based on our average take rate in 2023, of which $92 billion related to e-commerce. Our revenue in 2023 represented approximately 0.5% of our SAM.
We believe that we are well positioned to continue to grow faster than the market. Our network is aligned with important secular growth drivers, including the continued share gain of digital payments and the declining portion of consumers who use credit cards. For example, according to the Market

Opportunity Study, e-commerce is expected to grow at a 12% CAGR through 2027 and digital wallets are expected to grow by more than 20%, compared to the 8% expected growth of our SAM.
The payments landscape remains highly fragmented. Even as a leader in certain markets, we see significant growth potential. In Sweden, approximately 83% of adults used Klarna in the first quarter of 2025, but our wallet share was still below 7%, according to our estimates. In the United States, in the first quarter of 2025, only 10% of adults used Klarna and our wallet share remains below 3%, according to our estimates. We believe that we can expand our penetration within existing markets by expanding our network into new verticals and launching new products and payment channels.
Digital Advertising Opportunity
Global digital advertising (excluding China) represents an over $475 billion market opportunity in 2023, according to the Market Opportunity Study. Our advertising revenue in 2023 represented approximately 0.03% of this global digital advertising opportunity.
We have developed innovative advertising solutions using our SKU-level data, which enables advertisers to reach high-intent consumers with relevant and engaging advertisements. We believe that our proprietary data, solutions that reach consumers across their commerce journey and ability to reach consumers in a commerce-centric environment position us well to capture a significant share of the digital advertising market.
We have exposure to the fastest-growing segment of digital advertising—commerce media—because our network provides consumers the ability to shop directly in the Klarna app or on our website. Commerce media, where advertisements are placed alongside shoppable inventory, is projected to grow by a 19% CAGR through 2027, compared to the projected 9% CAGR for the broader digital advertising market, according to the Market Opportunity Study.
Future Market Opportunities
We are integrated in the everyday shopping of our active Klarna consumers and believe we have the opportunity to further embed Klarna in their daily financial lives. We already have a significant deposit-taking business that we have built over the past 13 years, with $10.8 billion in consumer deposits as of March 31, 2025. We continue to innovate on our digital retail banking opportunity as well. For example, we launched Klarna balance in 2024, which allows consumers to hold a positive monetary balance with Klarna and add, store and withdraw money, settle existing Klarna debt, collect refunds and receive cashback. We plan to continue to grow our consumer retail banking solutions, which we believe will allow us to capture new market opportunities.
Our Competitive Advantages
We enjoy several key competitive advantages that have enabled our continued success since our founding in 2005:
•Compounding Network Effects. Klarna enjoys powerful network effects. Our personalized, highly engaging consumer experiences drive consumers to our network. As more consumers engage at scale, more merchants join our network and grow their businesses. As more merchants join the network, consumers benefit from increased selection across verticals, channels and geographies, and can purchase more frequently using, and demonstrate preference for, our network. Klarna has established a high-utility, high-frequency model, enabling the purchase of everyday goods and services that benefits both our consumers and merchants.
•Trusted Brand, Global Distribution. We have built a brand that is distinctly global, universally recognized and well-loved by consumers and merchants, an accomplishment that we believe is rare among businesses that provide payments and financial services. Our global NPS in September 2024 was 73, according to our estimates, which is significantly higher than an average NPS of 44 for the finance industry in our top eight markets as of March 2023, according to CustomerGauge. As of December 2024, we also had a higher global brand awareness (40%) than the average of our main competitors (28%), according to our estimates. The strength of our brand contributes to our global scale. Our approximately 99 million active Klarna consumers and 724,000 merchants as of March 31, 2025 operated in 26 countries around the world. Our merchants include global leaders across verticals, such as Walmart, Airbnb, H&M, Nike, Uber and eBay. The ability to provide merchants with global access to consumers almost instantly once connected to our network is a critical competitive advantage.
•Industry-Leading AI Adoption and Implementation. Klarna has been an early and leading adopter of AI. Our network and AI capabilities are powered by a unique proprietary data set, built on SKU-level data points, including over 2.5 billion data points collected in 2024, and more than 5.4 billion transactions conducted through our network since our founding. We also utilize ML in our business, in particular to increase the speed and accuracy of our proprietary underwriting model. Consumers and merchants entrust us with their data because we use that data for their benefit by improving their experience with Klarna, as more fully explained below:
◦AI improves conversion and accelerates our revenue. We present consumers with AI-powered personalized shopping feeds, leading to more transactions on our network.
◦AI streamlines the consumer experience and reduces our costs. In February 2024, we launched our AI assistant in partnership with OpenAI. Our AI assistant has handled 66% of customer service chats in the twelve months ended March 31, 2025 (according to our service chat log data), with no drop in consumer satisfaction levels since its introduction (according to internal consumer satisfaction surveys).
◦ML supplements our credit underwriting. ML enhances our high-frequency, large-scale and real-time underwriting.
◦AI transforms our productivity and drives increasing efficiency. AI adoption—including the related reduction in the use of third-party suppliers and vendors and the adoption of the AI copilot to create and review code—has led to internal efficiencies. Our average annual revenue per employee at period end has increased from approximately $344,000 in 2022 to approximately $877,000 in the twelve months ended March 31, 2025.
•Scalable Technology Platform. Our network is powered by a single, AI-enabled cloud-native technology platform that facilitates connections across the global ecosystem. Businesses ranging from PSPs, traditional banks, card networks and open banking providers to commerce enablers, technology partners, in-store payment providers and shipping and return logistics providers join our network through a single shared API to enable fast and global connectivity nearly instantly.
•Diversified and Sustainable Business Model. Our diversified revenue model, based primarily on merchant fees, aligns the interests of merchants, consumers and our business. The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than us on either merchant revenue or interest income. Our banking license enables us to maintain a low-cost, stable funding model based on consumer deposits. We currently offer savings accounts directly to residents of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Portugal, Spain and Sweden. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin. Our banking pedigree adds rigor to our underwriting processes, which are designed to continuously improve our credit decisioning and monitoring. These factors, combined with our efficient go-to-market model defined by a recognizable brand and partnerships with top global merchants, PSPs and commerce platforms, drive leverage in our operating model.

•Durable Growth Profile, with Scale Efficiencies. Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. Our scale enables our efficient growth. More consumers attract more merchants to our network, which, in turn, attract more consumers. As we have scaled our operations over the last 20 years, we have optimized our cost structure and driven meaningful operating leverage in the business. For example, in 2024, our operating loss improved by 63%, while our Transaction margin dollars increased by 12% and operating margin by 10 percentage points year over year.
Our Growth Strategies
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted assistant making financial empowerment effortless. Success in the future will belong to global companies with lean technology and best-in-class customer acquisition models. We believe the foundations of our network that we have built and our strategic initiatives position us to deliver on this vision.
Our unique go-to-market strategy, with a recognizable brand and partnerships with top global merchants, PSPs and commerce platforms, enables us to introduce new consumers and merchants to our growing network effectively. By combining this acquisition engine with a proven approach to building consumer and merchant engagement and trust, we believe we are well positioned to expand our commerce and financial offerings, as an everyday spending and saving partner.
Our strategic priorities to fuel our future growth include:
•Klarna at Every Checkout.  We seek to continue to grow the number of merchants on our network and enable their success.
◦Leverage our proven global go-to-market merchant strategy. We have a winning approach that has secured approximately 724,000 merchants across 26 markets globally as of March 31, 2025. Our success spans multiple verticals, with an average of 44% of the top 100 merchants in each of the major markets we serve (which include the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and Switzerland) already on our network, reinforcing Klarna as a preferred partner for merchants worldwide.
◦Deepen our partnerships with PSPs. We plan to make Klarna available at more checkout points by PSP integration that will make Klarna a default payment method of our partners, like Adyen.
◦Expand into new verticals. We are a market leader in the Fashion, Apparel, and Accessories verticals in most of our current markets. Our recent expansion into additional verticals has demonstrated that we can replicate that success in verticals with higher transaction frequency such as Travel (e.g., Airbnb), on-demand Local Services (e.g., Uber, DoorDash and Instacart) and Subscription Payments (e.g., Spotify). We plan to continue to diversify the merchant verticals available on our network.
◦Partner with digital wallets—seamless integration with Apple Pay and Google Pay. Digital wallets like Apple Pay and Google Pay are essential distribution channels for Klarna. These platforms are widely adopted by consumers and frequently used at physical terminals that support contactless Near Field Communication (NFC) payments. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card.
◦Enter new geographical markets. We have a proven strategy for entering new markets, as demonstrated by our continued progress in the United States, where we consistently improved our operating results following our entry into that market in 2019 and started generating positive Transaction margin dollars in 2023. We will continue to seek attractive new markets to enter.
•Klarna Card in Every Wallet.
◦We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. With the Klarna card, we are making it easier for consumers to enjoy our popular flexible payment options, both online and offline. This flexibility is helping us extend Klarna’s reach into the offline world, driving adoption of our payment options across a wide range of consumers, regardless of their credit score.
◦The Klarna card has proven to boost the average purchase frequency by 2023 by three times in Sweden and eight times in Germany since it was first introduced in those markets, allowing consumers to pay in ways that suit them best—whether using Pay in Full, Pay Later or Fair Financing. The number of purchases made using the Klarna card in Germany and Sweden, the two markets where it was first introduced, have grown by an 87% CAGR from 2019 to the twelve months ended March 31, 2025, to 93 million in the twelve months ended March 31, 2025.
•Next-Generation Digital Financial Services. Klarna is integrated across a global ecosystem of service providers, which enhances our consumer offering. Traditional players, in turn, sit in silos, which limits their consumer offering. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers. This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. Our financial services are provided digital-first and are automated. They are insight-rich, transparent and fair. These features save consumers time and money and effortlessly put them in control of their finances.
•Your New Lifestyle Partner: Where Smart Spending Begins. Traditional credit cards often entice high-spending consumers with the allure of concierge services that promise life-changing benefits but frequently fail to deliver. We are redefining lifestyle services by becoming the genuine partner that truly enhances the everyday shopping experiences of all of our consumers.
◦Leveraging our unique insights from proprietary data, including first-party, SKU-level data, we offer personalized services that act as a true utility for consumers. This deep understanding enables us to tailor individualized offers for goods and services today and, in the future, we expect to expand into personalized financial services. By delivering highly relevant recommendations and exclusive deals, we not only enrich the consumer experience but also attract a growing number of merchants eager to advertise with us, recognizing the value of reaching engaged and satisfied customers.
◦Our AI-powered personal assistant is at the heart of this transformation, making the consumer journey both effortless and joyful. It anticipates needs, simplifies decision-making and adds delight to every interaction.
◦Consumers gain access to premium features through subscription services, enhancing their lifestyle while enjoying convenience and savings.
•AI-Powered Efficiency. We are a global centralized technology platform powered by AI. AI allows us to reduce external vendor expenses, increase internal productivity and better manage global compliance, regulation and banking operations centrally with fewer employees and more consistency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.

Our Solutions and Products
We provide consumers and merchants a number of solutions, including payment, advertising and digital retail banking, through several channels. We offer several commerce features.
Payment Solutions
We provide a broad range of payment options that allow consumers to purchase how they choose, both online and offline.
•Pay in Full. Pay in Full instantly settles purchases at the time of the transaction. Payment methods vary by market and may include direct debit from bank accounts, credit and debit card or digital wallets.
In a Pay in Full transaction, we charge the merchant a fee after a successful transaction and the consumer pays no fee. In 2024, Pay in Full represented 16% of our GMV (after excluding the number of transactions processed through KCO unbranded channels).
•Pay Later. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. The most common version of Pay Later is Pay in 30, where the consumer pays 30 days after purchase. We also offer Pay Later as Pay in “N,” which allows the consumer to split their purchase into multiple installments which begin with a first payment when a purchase is initially made. The most common installment plans are Pay in 3, when installments are paid every 30 days, or Pay in 4, when installments are paid every 14 days. All of our Pay Later products are designed to be fee- and interest-free for the consumer. As a result, Klarna pays the merchant on behalf of the consumer when the order is placed and, generally, our consumers do not pay a fee or interest, with our fees being generated from merchants who offer the payment method.
In a Pay Later transaction, we charge the merchant a fee after a successful transaction, and the consumer pays no interest on the deferred or installment payments unless the consumer chooses to utilize one of our payment flexibility features. In 2024, Pay Later represented 79% of our GMV.
•Fair Financing. Fair Financing allows consumers to pay for their purchase over a longer duration, which ranges from three to 48 months.
In a Fair Financing transaction, we charge the merchant a fee after a successful transaction. In addition, consumers typically pay interest for this payment method. In 2024, Fair Financing represented 5% of our GMV.
Advertising Solutions
Our commerce solutions enabled us to build a highly differentiated advertising solution based on the close relationship we maintain with our consumers and merchants and the vast amounts of data they entrust to us.
•Sponsored Search. Sponsored search allows merchants to reach consumers with intent. Sponsored search allows merchants to pay for premium placement of their products in consumers’ search results.
•Affiliate Program. Merchants can partner with Klarna as a premium publisher to place shoppable inventory in front of high-intent Klarna consumers. For example, we offer a dedicated shelf, which is a full carousel in a consumer’s home feed for a merchant to promote various products.
•Brand Ads. Brand ads are delivered via a programmatic advertising ecosystem (i.e., automated process of buying and selling digital advertising through the use of programmatic software) in which we partner with third-party providers that connect us to advertisers. As a publisher, Klarna offers access to ads inventory, which is the total amount of ad placements or ad space a publisher has available for advertisers to purchase, and consumer audiences, which drives awareness and traffic for advertisers. We also partner with third-party providers, such as advertising supply-side platforms, to scale beyond our current merchant reach.
We generate advertising revenue from fees we collect from merchants using our advertising solutions. Typically, fees from sponsored search and brand ads solutions are charged using a cost-per-click and cost-per-mille (i.e., cost per thousand impressions) fee rate, respectively. Fees from our affiliate program are based on a cost-per-action or a cost-per-click rate or the merchant pays a flat fee for the entire campaign. In 2024, we recognized advertising revenue of $180 million in the aggregate from our affiliated program, sponsored search and brand ads solutions.
Digital Retail Banking Solutions
•Klarna Balance. Consumers can hold a positive monetary balance with Klarna with our Klarna balance solution. They can also add money and withdraw money, settle existing Klarna debt or receive refunds or cashback (currently, up to 10% when shopping using the Klarna app).
Klarna balance also offers additional features in select markets, such as flex accounts, which are sub-accounts that allow consumers to compartmentalize money and create savings goals, and fixed-term accounts, which are savings accounts at market-leading higher interest rates.
As of December 2024, we had approximately 2.5 million Klarna balance users who have collectively earned $10.4 million in cashback on more than 3.1 million cashback-eligible orders since July 2024. In 2024, an average of 14,000 users signed up to Klarna balance every day across the 15 markets where it is available, with 1.4 million sign-ups in the United States and 800,000 sign-ups in Europe in the last six months. From August to November 2024, we had on average 300,000 monthly cashback users.
•Deposit and Savings Accounts. Consumers in geographies where we offer deposit accounts can hold a variety of accounts, including fixed-term deposits, savings and bank accounts. We focus on providing secure, easy-to-access and cost-effective savings solutions.
•Financial Insights. Consumers can manage their personal finances through the Klarna app. We offer insights into spending patterns and behavior over time. For example, consumers can view reports that show spending by category, and analyze their spending activities in comparison to their saving activities. Based on these insights, consumers can set a monthly budget and a personal limit on their Klarna spending to help them stay within their budget.
We do not charge fees for utilizing our digital retail banking solutions. However, we may earn interest income on consumer funds deposited with us.
Channels
Consumers and merchants connect to our network through a number of different channels. Our payment methods are offered in these channels.
•Klarna Payments. Klarna payments allows merchants to add Klarna as a payment method to their online checkout, on our website or the Klarna app. Merchants can choose how they integrate with Klarna payments—directly through our API or via their preferred platform, such as one of our partner PSPs.
•Klarna App. The Klarna app creates one holistic commerce destination experience for consumers. It also presents merchants a single streamlined location to reach our consumers. Merchants can reach our consumers with shoppable inventory, stores that link to their own websites and relevant advertisements, all within the Klarna app.

Consumers can also request a virtual one-time card within the Klarna app, browser extension or website or pay with our payment methods at any online or physical store that accepts Visa. Consumers check out with the merchant as if they were using any other Visa card and then receive a payment plan with Klarna, which they can manage on the Klarna app. With a one-time card, consumers can use our payment methods at almost any merchant.
•Klarna Card. The Klarna card allows consumers to access our payment methods in any physical store or online setting without the need for merchant integration to the Klarna network. The Klarna card differs from a traditional credit card in that it allows consumers to choose any of Klarna’s payment methods at the time of each transaction, offering differentiated flexibility and choice. The Klarna card has no annual or other ownership fee and customers are not charged interest on their purchases made with our Pay Later payment option or foreign exchange fees when using the Klarna card abroad. The Klarna card is available virtually and physically, and can be used with Google Pay and Apple Pay. The Klarna card is available today in Sweden, Germany, the U.K. and the United States.
•Apple Pay and Google Pay. Apple Pay users in the United States and the U.K. have access to Klarna’s flexible payment options, including Pay Later and Fair Financing, while Google Pay users can access them in the United States. This integration makes our solutions even more accessible to consumers as they now can make purchases using Klarna directly on an iPhone, iPad or another mobile device, in the Klarna app and online with Apple Pay or Google Pay.
•Klarna In-Store. Klarna in-store provides a seamless, flexible and consistent payment experience designed for physical stores. All of the payment methods available online can be offered in-store.
Commerce Features
We offer multiple commerce features for consumers and merchants throughout the commerce journey.
•Personalized Inspiration. We present consumers with an AI-powered shopping feed organized into sections filled with merchant-specific stores or products categorized by type, key trends or deals. Our shopping feed typically includes relevant advertisements as well. In 2024, this feature had an eight times higher click-through rate than ads displayed on a leading social media platform (based on our internal data and industry information collected by Filip Konecny), and from December 2023 to November 2024, generated more than 950 million impressions. We believe that personalized, curated advertising offerings are critical to effectively drive merchant success as more consumers become tired of intrusive and inefficient online ad campaigns. In 2024, 31.5% of internet users worldwide reported using an ad blocker, according to Backlinko.
•Product Search and Price Comparison. Our search functionality is designed to assist consumers in finding the perfect product and address the many deficiencies of the on-site search experience of online retailers. According to Nosto, leading retailers surveyed across North America and the U.K. attribute approximately 39% of all traffic bouncing (i.e., shoppers leaving immediately) to poorly performing search features and shoppers failing to find relevant products. For example, 44% of shoppers reported that it took at least three minutes to find the product they need in the search results.In the search for the right product, sponsored adds are often prioritized over more helpful and relevant search results. For example, in the fourth quarter of 2021, shopping adds accounted for 58% of all clicks on Google paid advertising.
Our consumers can search for specific products by using the search field or filters on the “Shop” tab of the Klarna app. Our search field or filters explore inventory across multiple merchants so that consumers are not confined to a single merchant’s inventory, allowing them to explore a wide range of products seamlessly. In December 2024, there were on average more than 91 million products available for search on the Klarna app every day, an increase of more than six times year over year.
We also provide a price comparison tool that tracks the price history of any item, showing how the price of any item has fluctuated over time. This tool empowers consumers with the information they need to decide whether to buy now or wait for a better deal.
We also provide rich product content within our search results, including reviews and shipping information. All of these features help consumers make informed purchase decisions.
•Cashback Offers and Merchant Deals. We offer multiple ways for consumers to save while shopping on our network. We present cashback offers on certain purchases. We utilize cashback strategically to boost Klarna app shopping frequency and volume. Unlike many other cashback and loyalty programs, our cashback system is straightforward—all cashback earned is reflected on our consumer’s Klarna balance as cash that can be used at any of our merchant stores. We believe that this simplicity encourages our consumer to take advantage of more cashback offers, which contributes to the continued use of our Klarna balance solution. According to McKinsey & Company, 50% of loyalty program cancellations occur within the first year of membership as consumers frequently were not using the program’s benefits enough.
We also present merchant deals to help consumers take advantage of discounts. Deals are merchant-funded discounts that merchants offer our consumers to increase conversion and drive sales. Some of our past campaigns have led to an increase in incremental GMV by up to 200% during the promotional period and have also increased new customer acquisition for our merchants.
•Wish Lists. Consumers can save products, buy again, create collections and continue shopping in a single convenient location with their wish list. These wish lists can be shared among consumers. Consumers creating wish lists provide us with strong intent signals about their future purchases. Wish lists are also an integral part of the modern e-commerce for many consumers. For example, as of the third quarter of 2023, approximately 39% of consumers used wish lists to save products they wanted to purchase later, compared to 12% of consumers, who used shopping carts for that purpose, according to Bizrate Insights. In 2024, every day there were on average approximately 31 thousand products saved on the Klarna app and approximately 10 thousand price drop alerts sent. In 2024, our consumers saved approximately 42.5 million items to their collections.
•Loyalty Cards. We provide consumers a single place to store and access digital loyalty cards. This provides a streamlined way to collect points at consumers’ favorite stores.
•Delivery Tracking, Returns and AI-Enabled Support. Delivery tracking allows consumers to track their orders in the Klarna app, which provides status updates and live tracking of package location. Tracking gives consumers increased visibility and control over their deliveries.
Consumers can also begin a return and track return status on the Klarna app. We provide customer support, enabled by our AI capabilities, for the returns process and for a number of other consumer inquiries that may appear throughout the commerce journey as well.
•Klarna Plus. Klarna Plus, our subscription program, allows members to maximize their Klarna experience through access to a variety of features and offers, including waived service fees on Klarna’s one-time card product and access to special deals with popular brands. In addition, consumers who sign up for Klarna Plus can take advantage of a welcome offer and save $8.00 on their first Klarna Plus purchase. Klarna Plus is available for a monthly fee of $7.99.
•On-site Messaging. On-site messaging allows merchants to promote Klarna as a payment method during the consumers’ commerce journey. Merchants are able to inform shoppers about promotions, credit availability and the option to use Klarna as a payment method. This is a highly effective method to increase conversion.
•Express Checkout. Express Checkout helps merchants increase conversion and minimize cart abandonment. Express Checkout pre-fills consumers’ details at checkout, creating a faster, more enjoyable shopping experience. Express Checkout is available to all merchants who use Klarna Payments and can be placed at any step of the checkout journey, for example, at product pages or in the shopping cart.
•Sign in with Klarna. Sign in with Klarna allows users to quickly sign up or sign in to a website or application using their existing Klarna account. This eliminates the need for passwords and offers a pre-filled checkout, which saves time for consumers and enhances conversion rates for merchants.
•Klarna Merchant Portal. Klarna Merchant Portal provides merchants, including H&M and Sephora, valuable business intelligence and analytics. Merchant tools include daily sales overviews, summary high priority to-do lists, a view of both online and in-store sales, the ability to fulfill multiple orders on the go with a single click, summarized consumer disputes in one place, customized settlement reports to best suit merchants’ chosen accounting system and immediate answers via Klarna’s Help tool, which is available 24/7 via chat, phone or email.
Consumer Credit Underwriting
Some of our payment methods, including Pay Later and Fair Financing, involve extending consumer credit. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. Fair Financing allows consumers to pay for their purchase over a longer duration. We have designed our short-term credit products to serve a wide range of consumers, including those with varying credit histories and borrowing needs. Rather than targeting a specific credit segment, our underwriting processes aim to responsibly provide our credit products across a broad customer base. To that end, we operate an ML-enabled, high-frequency, large-scale, real-time underwriting process. We target smaller-ticket transactions with a risk framework that we believe offers a more limited, standardized credit range (compared to traditional multi-product banks) and minimizes counterparty and consumer credit exposure. Our goal is for our consumer credit portfolio to be resilient during volatile economic conditions.
Historically, we have been able to improve our operating results and expand our Transaction margin dollars following each new market launch. As markets mature, returning customers increase, leading to more frequent use. Higher frequency has driven increased scale, which improves the data we use to underwrite, reducing losses for both new and existing consumers. This approach has led to decreasing operating losses and allowed all 10 markets that we launched before 2020 to generate positive Transaction margin dollars in 2023.
Consumer Credit Underwriting Process
We undergo a five-step consumer credit underwriting process. The entire process is automated and takes place in real time as consumers navigate through checkout:
(1)Identification. We seek to understand if the consumer is new to Klarna. Using a combination of internally built identification models, external data and common practice authentication tools, we match consumers’ inputs to our internal databases of existing consumers.
(2)Policy Rules. We seek to understand what types of credit we can extend to the consumer. We maintain comprehensive credit and fraud policies, which determine product eligibility, such as total debt limits, restrictions against lending to consumers with history of fraud and abuse, restrictions against lending to consumers in default, and age restrictions.

(3)Risk Scoring (ML-Based Model). We seek to understand the consumer’s creditworthiness. We assess the consumer’s probability of default based on transactional data, consumer data (internal purchase and payment history) and credit bureau data and utilize external factors such as merchant data.
(4)Debt Limits and Real-Time Unit Economic Decisions. We seek to understand if lending to a consumer is aligned with our risk appetite.
(5)Decision. We assess transaction fraud risk and issue a final credit decision separately for each transaction. The final credit decision is determined based on our credit risk model score, the consumer’s total Klarna debt relative to transaction limits and other defined rules such as income, affordability or certain high-risk merchant categories.
Dynamic Underwriting
Our underwriting model is dynamic, optimized for sustainable lending that puts the consumer first. This compares to the more traditional credit card-based underwriting that is typically done only once when a consumer signs up for a credit card and is designed to maximize profitability for the lender.
Our underwriting is defined by:
•Real-Time Consumer Data. We build real-time views of a consumer’s financial situation when underwriting, by combining credit bureau data, internal insights and open banking data.
•Underwriting Decision for Every Transaction. For every purchase, we make a new real-time underwriting decision and fraud assessment. We utilize advanced proprietary decisioning capabilities that leverage our vast data sets, dynamic API calls, early abuse detection and pattern recognition.
•Small First Purchase Capacity and Gradual Increases. New consumers start with a small spending capacity, which increases gradually subject to repayment history. Accounts are frozen if payments are missed.
•Clear Repayment Terms That Promote the Ability to Repay. We provide consumers clear repayment terms that are fixed and short-term. We also do not allow consumers to borrow in cash or withdraw money from an ATM.
As we process more transactions, our credit models continuously improve to achieve increased performance in credit modeling and scoring. The predictive accuracy of our models is demonstrated by a notable improvement in our Gini score over time. In the credit scoring context, a Gini score is a scale of predictive power from 0 to 1, with a higher Gini score indicating higher predictive power. For example, in the United States, our Gini score improved from 0.36 in 2019 to 0.72 in the first half of 2024, while also representing a significant advantage over the models used by credit bureaus such as VantageScore 4.0, which had a Gini score of 0.35 in the first half of 2024, according to our credit scoring model. As a result, as illustrated by the chart below, our Gini score in the United States, where we expanded in 2019, approached a similar level to our Gini score in Germany, one of our most mature markets, showing the increased predictive power of our models as we mature our presence and operations in a new market.
Our high credit modeling and scoring performance allows us to responsibly extend credit to consumers with different credit scores while maintaining the quality of our loan portfolio. For example, in the United States and the United Kingdom, our financing products are used by a broad customer base that includes consumers with both subprime and super prime credit scores (as defined by the VantageScore 4.0 and Experian methodology commonly used in those markets, respectively). At the same time, our loan-weighted average consumer credit score in those markets in 2024 qualified as near-prime and prime, respectively. We also expect that, as we continue to expand our consumer base and further mature our operations in these markets, in particular the United States, the weighted average credit score of our consumers will further increase, in line with our most mature markets, including Sweden and Germany. In addition, our geographical diversification adds further resilience to our underwriting model as our loan portfolio is not heavily concentrated in a single market. For example, in 2024, Germany and the United States represented 31% and 24% of our GMV (which is closely tied to our loan portfolio distribution), respectively, with Sweden and the United Kingdom accounting for 12% and 11%, respectively.
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*Gini score indicates the model’s discriminatory power, namely, the model’s effectiveness in differentiating between “bad” borrowers, who will default in the future, and “good” borrowers, who will not default in the future. Our Gini score above was calculated for our Pay in 4 payment option (for the United States) and our Pay Later payment option (for Germany).
**U.S. Benchmark Gini is calculated using the VantageScore 4.0 model. German Benchmark Gini is calculated using the Schufa Bank 3.0 model.
Effectively Steering Credit Risk
In addition to our dynamic credit underwriting model, the diversification of our credit portfolio and the short duration of loans on our balance sheet contribute to our low credit loss rates as compared to the industry averages in the United States.
We maintain a diversified portfolio of loans with principal balances across multiple industries and markets. As of March 31, 2025, we made our financing solutions available in 26 markets to our 99 million active Klarna consumers. This results in diversification across markets and merchant segments.

The charts below show the breakdown of our GMV across various markets and verticals which contributes to the diversification of our revenue sources and loan portfolio.

Diversified Across Markets...	...and Diversified Across Merchant Segments

Our AOV in 2024 was $100, and the average outstanding balance per active Klarna consumer was $87. Our consumers typically purchase low-value, everyday items with our financing products, which contributes to our ability to manage credit risk given limited potential losses upon consumer defaults. In 2024, 87% of our orders were $500 or less.
Distribution of Consumers per Average Order Value in 2024
We also leverage our short-duration balance sheet to quickly react to market changes. In the twelve months ended March 31, 2025, the average duration of our loans was approximately 39 days, compared to a typical loan duration in 2023 of more than five years for a typical Nordic bank (according to publicly available information) and an average of 2.9 years for a typical U.S. personal bank loan (according to the U.S. Federal Reserve). In the twelve months ended March 31, 2025, 83% of our loans were three months or less in duration, and 95% of them were one year or less. This allows us to swiftly adjust our portfolio risk profile. For example, if we decided to implement changes in the underwriting process, as of March 31, 2025, it would only take two months to renew 72% of our loan portfolio.

Time to Renewal
At the start of the COVID-19 pandemic and before the effects of the pandemic on the e-commerce industry were known, we implemented changes to our underwriting process in light of the expected macroeconomic distress. The first changes were adopted in just three days and were designed to lower our risk exposure with respect to new consumers in the United States, a market that we entered a year before. As a result of those changes, from March to April 2020, our approval rates for the Pay in 4 payment solution in the United States decreased by 10 percentage points from 67% to 57%. The results were immediate—our credit losses for our March 2020 purchase cohort to our April 2020 purchase cohort decreased by 60%, despite record high unemployment rates. We implemented similar changes in the U.K., Germany, the Nordics and the Netherlands. As a result, our credit losses in those markets in 2020 decreased by 20% year over year while our GMV decreased by just 3%.
Our Technology
Our global network is built on an AI-powered single cloud native platform. Our technology platform connects to the many constituents of our network—including consumers, merchants, PSPs, affiliate networks, credit bureaus and banks—to create a seamless user experience. Our platform uses our data advantage to deliver streamlined payments, intelligent underwriting, card issuing, open banking, targeted ads and personalized discovery. Key attributes of our technology platform include the following:
Fraud Detection and Monitoring Capabilities
We continuously work to prevent, identify and mitigate fraudulent activity. We use a new class of ML models purpose-built to detect credit abuse and digital fraud. Key inputs to our anti-fraud models include:
•Proprietary Risk Engine. Our sophisticated in-house risk engine is built on data collected over the last 20 years of operations. When a consumer attempts a purchase, we check over 100 data points as well as third-party vendors for verification.

•Identity Checks. We verify the identity and addresses of all our consumers against external data sources, as well as conduct credit checks. Where we do not have sufficient data or cannot receive sufficient confirmation from our independent data providers, we reject transactions.
•Authentication Checks. We require further authentication checks for certain higher-risk purchases, where we request additional identity verification information using methods such as knowledge-based questioning.
Merchant Risk Management
Merchant counterparty risk primarily arises when we act as a payment facilitator and assume the responsibility of refunding consumers if the merchant does not fulfill its contract with the consumer. Our technology models leverage our access to significant amounts of data to help manage merchant risk. We monitor merchant exposures against daily risk limits and take action where appropriate to ensure exposures remain within established risk appetites. We can mitigate exposures through payment delays, rolling reserves, insurance and withholding payments.
Ease of Integration
Our technology platform is designed with flexibility and ease of use to make integration as effortless as possible.
•API Connectivity. We provide a single API for merchants and partners to seamlessly connect to our network through various channels, such as Klarna Payments and Klarna In-store. For merchants, Klarna API provides a simple and flexible way to initialize, authorize and manage payments. Payment service providers can also use our API to enable Klarna as a payment method for multiple merchants.
•Mobile Software Development Kit (“SDK”). Our mobile SDK is the best way to integrate Klarna’s payment methods into mobile apps. The mobile SDK offers a seamless and straightforward way to render individual payment methods through our various channels, including allowing consumers to pay with Klarna Payments, enabling on-site messaging or gaining access quickly to any number of our other merchant solutions.
•Platform Partnerships. We maintain a robust partner ecosystem that helps merchants and other partners connect to our network. For example, we partner with other payment providers, e-commerce enablement platforms, in-store solution providers, marketing software providers and numerous other partners all of which help their own customers become Klarna merchants.
Our global network thrives on data-driven insights. We aggregate and analyze significant volumes of data to optimize consumer and merchant experiences.
Our technology platform is:
•Flexible and Fast. ML decisions typically have less than one second latency, ensuring that our decision-making is quick and efficient for our consumers and merchants.
•Reliable. In the twelve months ended March 31, 2025, our technology platform had 99.972% uptime on average, ensuring that our networks’ services remained virtually always available.
•Scalable. We continuously deploy new updates—with an average of 65,000 new monthly deployments in the twelve months ended March 31, 2025—to keep our platform at the forefront of innovation and user needs. Our single technology platform powers our business globally. Every product we bring to market can be launched globally with only limited local adaptations required.
•Intuitive. The intuitive nature of our technology makes it easier to onboard new engineers.

•Secure. Security is paramount. We aim to identify and patch known vulnerabilities within days of being identified, ensuring our integrations are not only fast but also secure and compliant with industry standards.
Sales and Marketing
We believe our global, universally recognized and well-loved brand is central to our sales and marketing strategy.
Our brand is defined by culture, personalization, human connection and purpose, and we believe these characteristics allow it to resonate deeply with consumers. We use global multimedia campaigns and celebrity partnerships, such as with Snoop Dogg and Paris Hilton, to enhance our brand.
We use additional marketing strategies to attract consumers and merchants, including Klarna app messaging, digital campaigns across search engines, social media presence across multiple platforms and promotions to incentivize consumers to increase their engagement on our network. Many merchants onboard the Klarna network using our self-serve capabilities. We also operate a global dedicated sales team that identifies, onboards and supports merchants, including those who advertise with us.
Our powerful go-to-market strategy is complemented with partnerships that extend our reach to merchants, such as our deep integration with PSPs. For example, by making Klarna a default payment method at partners like Stripe, Adyen and Worldpay, we plan to make Klarna available at thousands of more merchants.
Our Consumer and Merchant Support
Customer Support
Our customer support provides assistance to consumers at every step of their commerce journey, including help with purchases, account management, returns and merchant disputes. We provide instant support in any language, callback functionality through the Klarna app and live chat 24/7.
AI is central to our efforts to continuously streamline customer support. Our AI assistant enhances the shopping and payment experience for our consumers by managing tasks like customer service, refunds, and returns. Since we launched our AI assistant in February 2024, it has achieved the same consumer satisfaction as human agents (according to internal consumer satisfaction surveys), resolved issues more accurately than human agents, reduced repeat inquiries by 25% (based on the number of repeat inquiries before and after the launch of our AI assistant) and resolved queries in two minutes compared to 12 minutes on average for human agents, as of September 2024, based on our service chat log data. We plan to continue to leverage our AI assistant to improve customer support.
Merchant Support
Our merchant support team assists merchants across our solutions, including onboarding and sales management help. We also offer merchants support in their interactions with consumers. For example, we help them market products and manage orders. Much of this Klarna-facilitated customer support is provided in the Klarna Merchant Portal.
We also maintain a merchant-focused website with a list of responses for the most frequently asked questions to facilitate self-support. If merchants cannot find the information they seek on that website, we also offer multi-channel merchant support, including online chat as well as email and phone communication.

Our Employees, Culture and Values
Klarna’s culture is built on integrity, inclusivity and a commitment to our contributors, consumers and merchants. We take pride in our diverse team of employees who are located in offices across three continents and represent more than 100 nationalities.
We strive to unlock the full potential of our employees to drive our success. Key attributes of working at Klarna include:
•Supportive Team Dynamics. We promote positive and collaborative work environments.
•Autonomy and Trust. We empower employees with independence and trust from their leads, which fosters role autonomy.
•Impactful Work. We enable meaningful contributions from our team and encourage our employees to embrace challenging tasks for their own professional growth.
•Recognition and Appreciation. We value employee contributions through recognition, awards and competitive compensation.
•Supportive Leadership. We provide constructive feedback and clear expectations on development.
•Clear Organizational Goals. We ensure a working environment of open dialogue, transparency and alignment with company objectives.
Klarna’s culture is foundational to our success, driven by ethical values, inclusivity and employee well-being. We foster a supportive environment such that our employees thrive and significantly contribute to the company's achievements.
As of March 31, 2025, December 31, 2024, 2023 and 2022, we had approximately 3,225, 3,422, 4,352 and 5,527 full-time employees, respectively. The reduction in the number of full-time employees resulted from our strategic decision to reduce our overall headcount and drive operational efficiency by leveraging AI in our business and focusing on what really matters to our mission. We expect the number of employees to continue to decrease in future periods.
As of March 31, 2025, over 1,620 of our positions, or approximately 49% of our entire organization, were engineering and data science positions.
As of March 31, 2025, 1,355 and 635 of our employees in Sweden and Germany, respectively, were affiliated with labor unions and workers councils, respectively. We believe we have a constructive relationship with these organizations, and we have not experienced a material strike, work stoppage or disputes leading to any form of downtime.
Competition
The markets in which we operate are competitive and evolving rapidly, including with respect to consumer preferences and regulatory landscape. Our network connects consumers and merchants with comprehensive payment and advertising solutions across multiple markets in Europe, North America, Australia and New Zealand.
As a result, depending on the market and a particular product or solution, our network may compete with any of the following:
•Alternative payment methods, such as credit and debit cards—including those provided by card-issuing banks such as J.P. Morgan Chase, Citibank, Bank of America, HSBC, BNP Paribas, Barclays, Credit Agricole, Santander or American Express—and payment networks such as Affirm, Block or PayPal;

•Traditional credit card networks, such as Visa, Mastercard, American Express, Capital One or Discover;
•Digital-focused banks, such as Revolut or NuBank;
•“Buy now, pay later” solutions, such as AfterPay; and
•E-commerce platforms with merchant enablement solutions, including advertising solutions, and integrated payment capabilities, such as Shopify, Amazon or Walmart.
We believe the key competitive factors in our market include:
•product and solution quality, for both consumers and merchants;
•operating efficiency;
•early adoption of AI;
•engineering talent;
•brand recognition;
•security and trust;
•technology platform; and
•regulatory authorization portfolio.
Our ability to innovate quickly further differentiates our platform from our competition. We believe we are positioned favorably when seeking to attract consumers because we provide consumers more relevant and more convenient commerce experiences. We also compete for merchants and believe we provide merchants with better consumer acquisition, drive higher AOV and increase conversion, all while providing them the ability to control their brands.
See “Risk Factors—Risks Related to Our Business and Industry—We operate in an industry of substantial and increasingly intense competition and may be unable to compete successfully.”
Our Approach to ESG and Sustainability
We understand that as we grow, so too does our responsibility to our stakeholders, society and the planet. We have defined six priority areas where we aim to make a difference:
•Financial Wellness. We aim to help consumers save time and money and reduce financial worry, empowering them to make informed decisions and take control of their finances. Our Pink Standards initiative sets certain credit-related policies to promote financial well-being, including no revolving credit, no extra fees, more time to pay and additional reminders to pay. Through these standards, we are challenging the legacy payment and banking industry to provide fairer and more transparent terms for consumers.
•Diversity, Equity and Inclusion. We strive to provide everyone with an equal-opportunity workplace that promotes diversity, equity and inclusion.
•Climate Change. We have opted to follow the World Wildlife Fund and Boston Consulting Group blueprint for corporate action on climate and nature.
•Vote with Your Wallet. We believe that consumers can become empowered to make better-informed decisions with the right personalized information presented at the right moment.

•Circular Shopping. We incentivize consumers to participate in the circular economy by highlighting retail partners offering circular services, care and repair tips and options for reselling their Klarna-purchased products.
•Effortless Donations. We have created several touchpoints in our ecosystem where Klarna consumers can donate to causes they care about. We believe that donations should go directly to the cause, choosing grassroots organizations to maximize the impact of each donation.
Environment
We focus on reducing our carbon footprint by measuring both Scope 1, Scope 2 and Scope 3 emissions, following the guidelines of the GHG Protocol Corporate Accounting and Reporting Standard and the Corporate Value Chain Accounting and Reporting Standard.
In order to take responsibility for our future emissions, we levy an internal carbon tax on our annual emissions and use these funds to finance climate action. In this model, rather than buying carbon credits to offset emissions, we contribute the funds raised through our carbon tax to a portfolio of climate projects. We are active members of Leaders for Climate Action, and disclose our climate governance initiatives and performance in the CDP Climate Change Questionnaire.
Social
Financial well-being is core to our business model. We help consumers spend their money in smarter ways, by offering alternative, fair and flexible payment options. We introduced a set of policies which help promote financial well-being, known as the Pink Standards.
The Pink Standards are:
•No Revolving Credit. Consumers are only able to pay for purchases in installments based on a predetermined repayment period. We do not offer a revolving credit-based product, which helps consumers avoid becoming stuck in a trap of high-interest payments.
•No Extra Fees. When a consumer goes to pay, the total cost of credit is predetermined and presented in a straightforward and clear way. We have eliminated upfront and administrative fees so there are no hidden charges, and removed interest on late payments.
•More Time to Pay. We offer a payment period of 30 days for certain of our payment methods. We strategically offer 30-day payment periods given it is longer than a typical payroll period of 14 days, which helps consumers make payments on time.
•More Friendly Reminders. We provide an extra friendly reminder the day after payment due dates, free of charge, to help consumers pay off their credit obligations as close to on time as possible.
We have also created a transparent and fact-based website, Wikipink, which explains payment-related terminology and presents, among other things, data on reminder fees, debt collection and enforcement cases not only for Klarna, but for the wider industry where we believe new, better standards need to be set. The site is currently live in the Nordics and Germany.
Through the Klarna app, we also feature a number of tools to support consumers’ financial well-being, including budgeting, categorization of spending, summary of fund flow, spending deviation valuations, and, in Sweden and Germany, a savings account.
We believe that diversity, inclusion and equality are key factors in our continued success, too. We foster an inclusive work environment with equal access to opportunities, resources and rights.

Human rights is a key pillar of our Social focus. We respect employees’ human rights as established in the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work. We also strive to bring about positive and lasting change in the communities in which we operate by supporting local organizations that share our values.
Regulatory Environment
We operate in a complex and rapidly evolving regulatory environment. As a result, we are subject to extensive regulation, both directly and indirectly (e.g., because of our relationships with bank partners, including originating bank partners such as WebBank, PSPs and card networks), in various jurisdictions, including the EU, the United States and the U.K. These laws and regulations cover multiple aspects of our business and operations and include, among others, banking, lending and financial services laws, consumer protection laws and privacy laws. They also impact our contractual relationships and obligations. We could become subject to additional legal and regulatory requirements following future changes to the applicable regulatory regime in jurisdictions in which we presently operate or may operate in the future and/or as a result of entering into new geographies or introducing new products, solutions or services. Such new requirements may require us to obtain additional regulatory approvals or licenses, such as for lending, brokering, servicing, collections or money transmission. Our bank partners, including originating bank partners, also operate in a highly regulated environment, and many laws and regulations that apply directly to our bank partners are directly and indirectly applicable to us as a counterparty or a service provider to our bank partners.
Our payment options and consumer lending solutions are relatively novel and must comply with regulatory regimes applicable to consumer credit transactions. The regulatory framework applicable to us is evolving and uncertain as supranational bodies and national, federal and state governments consider the application of existing laws and adoption of new laws to regulate these structures. We have policies and procedures in place to help us navigate the various and changing regulatory environments in which we operate, with the goal of managing the long-term viability and flexibility of our business model. As such, we have established a business model pursuant to which we may originate loans directly through our network under our banking, lending, servicing and brokering licenses across various jurisdictions, and we may also purchase loans originated by our originating bank partners through our network. Certain banking laws and regulations apply to Klarna Bank, our banking subsidiary that holds a banking license in Sweden and passports it to other markets in the EEA, and its branches and subsidiaries, and may also apply to WebBank and our other bank partners, including those with whom we may seek to partner in the future.
For more information on the risks relating to our regulatory environment, see “Risk Factors—Risks Related to Our Regulatory Environment.”
Banking Regulation
Regulatory capital and liquidity requirements
We are subject to extensive capital adequacy and liquidity requirements, including, among others, the Basel III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. CRD IV and CRR are supplemented and complemented by a set of binding technical standards developed by the EBA. The capital adequacy framework specifies minimum amounts and types of capital that we need to maintain, including CET1 capital, AT1 capital and tier 2 capital, in relation to our risk-weighted exposure amounts (Pillar I of the Basel III framework), sets forth rules for the internal capital adequacy process and internal liquidity adequacy assessment process (“ICLAAP”) as well as the supervisory review and evaluation process (Pillar II of the Basel III framework), and specifies regulatory disclosure requirements (Pillar III of the Basel III framework). The minimum amount of regulatory capital that we must hold is determined by calculating risk-weighted assets, which are on-balance sheet assets and off-balance sheet exposures, weighted according to risk or by a leverage ratio that does not account for risk weighting, and is supplemented by certain capital buffer requirements.

Capital adequacy requirements consist of the following components:
•Pillar I minimum regulatory requirement for credit, credit valuation adjustments, market and operational risks;
•Pillar II capital requirement for other risks not covered by Pillar I;
•Capital conservation buffer of 2.50% of our risk-weighted exposure, designed to allow us to remain a going concern during times of severe financial distress;
•Countercyclical capital buffer of 0.00 to 2.50% of our risk-weighted exposure, designed to allow us to build up capital during favorable business conditions, set quarterly by the SFSA; and
•Any additional Pillar 2 guidance that may be set by the SFSA, designed to cover risks not sufficiently addressed by other requirements.
In addition, we may establish additional internal capital buffers following internal capital stress tests conducted in accordance with the ICLAAP. The capital adequacy calculations are conducted for Klarna Bank and on a consolidated basis in accordance with the SFSA’s applicable regulations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Capital Requirements” and Note 3 to our consolidated financial statements included elsewhere in this prospectus for more information on our capital adequacy analysis. We are obligated annually to prepare and publish risk management and capital adequacy reports in accordance with CRR and applicable regulations of the SFSA as well as the EBA guidelines. As a result of these requirements, we are required to monitor and manage our asset composition and balance sheet more generally to ensure that we continue to meet the minimum capital adequacy and liquidity requirements. Any failure to meet such requirements could result in one or more of our regulators placing limitations or conditions on our operations or growth initiatives, which could affect our brand and reputation as well as customer and investor confidence, increase our funding costs, or limit the ability of our regulated subsidiaries to distribute funds to us or our ability to pay dividends in the future on our ordinary shares.
Bank recovery and resolution regime
We are subject to the EU special resolution regime for credit institutions established by BRRD. BRRD requires EU credit institutions, including Klarna Bank, to prepare and maintain recovery plans specifying steps to be taken to restore the long-term viability of the credit institution in the event of a material deterioration of its financial condition. Credit institutions are also required under BRRD to meet the MREL Requirement determined by the relevant resolution authority, which in Sweden is the Swedish National Debt Office (Riksgäldskontoret), acting in accordance with the Resolution Act. BRRD also contains several resolution tools and powers which may be used by the applicable resolution authority under certain conditions. Such tools and powers (which may be used alone or in combination with others) include, among others, a general power to write down all or a portion of the principal amount of, or interest on, certain eligible liabilities, whether subordinated or unsubordinated, of the institution in resolution and/or to convert certain unsecured debt claims, including senior and subordinated notes, into other securities, which could then also be subject to the general bail-in provisions. This means that most of such institution’s debt is subject to bail-in provisions, except for certain classes of debt, such as certain deposits and secured liabilities. Under the Resolution Act, the resolution authority furthermore has the power to take control of the credit institution in distress and, for example, facilitate its sale to private investors or to a publicly controlled entity pending a private sector arrangement. Such actions of the relevant resolution authority can be taken without any prior shareholder (or other) approval. The MREL Requirement includes a minimum Pillar 1 subordination requirement for systemically important institutions. Because Klarna Bank is not classified as a systemically important institution by the Swedish National Debt Office, our MREL Requirement is currently lower than our applicable capital adequacy requirements. However, there can be no certainty that Klarna Bank will not be designated a systemically important institution in the future and thereby become subject to a higher MREL Requirement. As a result of these requirements, we must continuously monitor the growth and complexity of our products and services to ensure that we maintain the capability to prepare and execute a recovery plan in the event of a material deterioration of our financial condition.
Regulatory Supervision
Banking license requirements and regulatory supervision in Sweden
Klarna Bank operates as a Swedish banking association and is licensed and supervised by the SFSA under the Swedish Banking and Financing Business Act. We utilize the EU-established passporting system for banks and financial services companies to provide banking or payment services in other EEA member states under our Swedish banking license, and as such, are subject to various requirements, including a requirement to maintain our banking license in Sweden. Our banking license has no expiration date. However, it can be revoked by the SFSA in certain circumstances. As a Swedish bank, we are required to provide payment services through general payment systems such as RIX, and accept deposits which, upon notice of withdrawal, are available to the depositor no later than 30 days following the notice. In addition, if we cease to carry out our banking activities for six consecutive months, the SFSA may issue a warning to us or even revoke our banking license. Further, to offer our services in the EEA under CRD IV, we must qualify as a credit institution. This, in turn, requires that we provide credit to the public. If we cease to accept deposits or provide credit to the public, we would no longer be entitled to offer our services in other EEA member states under our Swedish banking license. As a Swedish bank that operates in other EEA member states, we are subject to an expanding regulatory framework consisting of EU and Swedish laws, regulations and guidelines and, to a lesser extent, laws, regulations and guidelines adopted in other EEA member states in which we operate, including Germany, France, Spain and Denmark. Under the EEA’s principle of home state supervision, the SFSA is our main supervisory authority and as such is principally responsible for monitoring and enforcing our compliance with applicable regulatory requirements. The SFSA is also the head of our supervisory college that comprises our principal regulators in various geographies, including Germany and the U.K. The SFSA has for this purpose a range of supervisory tools available to it, including, but not limited to, meetings with management, desk-based reviews, making recommendations and on-site inspections, as well as the right to issue sanctions in the form of administrative fines in case of breaches of applicable laws and regulations.
German regulatory supervision
We offer financial services in Germany through through Klarna Bank, German Branch. As a domestic branch of a Swedish EU credit institution, Klarna Bank, German Branch is generally subject to the supervision of the SFSA. Only certain provisions of the German Banking Act (Kreditwesengesetz or the “KWG”) apply to Klarna Bank, German Branch. This includes, for example, the requirement to review the creditworthiness of customers before entering into a consumer credit agreement, as well as certain reporting requirements or organizational requirements in relation to AML prevention. Similarly, any solutions, products and services that we offer in Germany on a cross-border basis are generally subject to Swedish laws, regulations and supervision, while solutions, products and services that we may offer locally in Germany, such as bank accounts, are subject to German laws, regulations and supervision. In addition, Klarna Bank, German Branch, as a domestic branch of an EU credit institution,is subject to the requirements of the German Anti-Money Laundering Act (Geldwäschegesetz, or the “GwG”). Compliance with the GwG is supervised by BaFin. BaFin’s statutory objective is to ensure the proper functioning, stability and integrity of Germany’s financial system. As such, BaFin ensures that financial services, including payment or banking services, are provided in Germany only by appropriately licensed entities and that such entities comply with the GwG. Within its statutory mandate, BaFin is also obliged to protect the collective interests of consumers and, to that end, may issue orders to supervised institutions that are necessary to prevent or eliminate consumer rights’ abuses.

U.K. regulatory supervision
We offer certain financial products and services in the U.K. through our indirect subsidiary, KFSUK. In the past, we also provided financial services in the U.K. through a U.K. branch of Klarna Bank, which offered limited services under the U.K.’s supervised run-off regime until March 28, 2024. KFSUK is authorized and regulated by the FCA to conduct certain consumer credit activities and for the provision of payment services under the Payment Services Regulations 2017. The FCA has various statutory objectives that inform its operations and regulatory and enforcement priorities. The FCA’s strategic objective is to ensure that financial services markets function well. The FCA’s operational objectives are securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the U.K. financial system and promoting effective competition in the interests of consumers. The FCA is responsible for supervising KFSUK’s regulated consumer credit activities and payment services. In exercising its supervisory functions, the FCA follows a preemptive approach based on making forward-looking judgments about a firm’s business model, product strategy and operational efficacy. The FCA has a wide range of supervisory tools available to it and extensive powers to intervene in the affairs of authorized firms, including, but not limited to, meetings with management, desk-based reviews, making recommendations and on-site inspections. The FCA also has various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions, (ii) suspend individuals from performing certain functions, (iii) impose restitution orders and (iv) fine, censure or impose other sanctions on firms or individuals.
Consumer Protection Laws
EU consumer protection requirements
We must comply with various EU consumer protection and payment services regimes pursuant to EU regulations that are directly applicable to us and EU directives that are implemented through national legislation, including, but not limited to, the following regulations and directives as well as any related delegated and implementing acts and guidelines from relevant EU and national authorities, each as amended through the date of this prospectus:
•PSD2, which governs transparency and information requirements for payment services as well as respective rights and obligations of PSPs in the provision of payment services;
•Directive 2014/49/EU on deposit guarantee schemes, which establishes rules and procedures relating to the establishment and the functioning of deposit guarantee schemes, including a requirement for every credit institution to join a deposit guarantee scheme;
•CCD1, which regulates consumer credit agreements, including information requirements, interest rate and fee limits and changes;
•Regulation 2021/1230/EU on cross-border payments, which sets forth rules on cross-border payments and the transparency of currency conversion charges within the EU;
•Directive 2011/83/EU on consumer rights, which sets forth uniform standards for distance and off-premises contracts, including information requirements and termination rights;
•Directive 2002/65/EC concerning the distance marketing of consumer financial services, which regulates marketing of financial services by means of distance communication, including online or by email;
•Directive 2005/29/EC concerning unfair business-to-consumer commercial practices in the internal market, which prohibits unfair commercial practices, including aggressive marketing techniques;

•Directive 2009/110/EEC on the taking up, pursuit and prudential supervision of the business of electronic money institutions, which sets forth the rules for electronic money institutions, including providers of prepaid electronic payment products; and
•Regulation (EU) 2015/751 on interchange fees for card-based payment transactions, which sets forth uniform technical and business requirements for card-based payment transactions carried out within the EU.
We are also subject to regulations and general guidance issued by the Swedish supervisory authorities, including the SCA, the Swedish Resolution Authority and the SFSA. These authorities may undertake supervisory actions to assess our compliance with applicable consumer protection laws and regulations, including investigations, administrative fines and mandated changes to our operations, services and products, including the marketing and advertising thereof, as well as internal policies and procedures.
The Swedish government has recently made a number of legislative proposals relating to the extension of consumer credit, with the goal of reducing over-indebtedness and strengthening consumer protection. The proposals would, among others, introduce restrictions on repeated extensions of credit and caps on arrangement fees, lower interest rate caps and limit the tax deductibility of certain unsecured loans. We believe that these proposals are consistent with our mission of providing fairer, more sustainable financing solutions to consumers and, as a result, do not expect that our operations will be materially and adversely affected by them, if adopted.
U.S. federal and state consumer protection requirements
We are subject to various U.S. federal consumer protection regimes, both as a counterparty or a service provider to our bank partners, including our originating bank partners, and as a loan originator with respect to loans we originate directly, including, but not limited to, the following laws and regulations:
•the Truth in Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to consumers regarding the terms and conditions of their loans and credit transactions;
•Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service;
•the ECOA and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law. In addition to acts of intentional discrimination, the ECOA has been interpreted by federal regulators and courts to prohibit creditors from maintaining policies and practices that, while facially neutral, result in a disproportionate, adverse impact on applicants or consumers in protected groups. For this reason, a loan decisioning or credit scoring model must not use any variable that may be deemed a proxy for a protected characteristic such as race, ethnicity or sex. Further, the variables used in the model must be supported by documented, legitimate business justifications where the model results in a disproportionate effect on applicants or consumers of certain demographic groups;
•the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V promulgated thereunder, which promote the accuracy, fairness and privacy of information in the files of consumer reporting agencies;

•the Fair Debt Collection Practices Act, Regulation F promulgated thereunder and the Telephone Consumer Protection Act, each of which provide guidelines and limitations concerning the conduct of certain creditors and third-party debt collectors in connection with the collection of consumer debts;
•the Gramm-Leach-Bliley Act, which includes limitations on use and disclosure of nonpublic personal information about a consumer by a financial institution;
•the U.S. Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
•the Federal Trade Commission’s Holder in Due Course Rule (the “Holder Rule”), and equivalent state laws, which require holders of a consumer credit contract to include the required notice and become subject to all claims and defenses that a borrower could assert against the seller of goods or services;
•the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;
•the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures;
•the Military Lending Act and similar state laws, which provide disclosure requirements, interest rate limitations, substantive conduct obligations and prohibitions on certain behavior relating to loans made to covered borrowers, which include both servicemembers and their dependents; and
•the Servicemembers Civil Relief Act and similar state laws, which allow active-duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties.
In addition, many states and local jurisdictions have consumer protection laws analogous to, or in addition to, the federal laws listed above, such as usury laws, state debt collection practices laws and requirements regarding loan disclosures and terms, credit discrimination, credit reporting, money transmission, recordkeeping, the arranging of loans made by third parties and unfair or deceptive business practices.
We are also subject to regulation by the CFPB under the Dodd-Frank Act and other acts described herein, and we are subject to the CFPB’s enforcement authority with respect to our compliance with these requirements as a facilitator, servicer, originator or acquirer of consumer credit and provider of consumer financial services. As such, the CFPB have in the past requested, and may in the future request, reports or other information concerning our organization, business conduct, markets and activities. In addition, depending on regulatory changes and further development of our network and the products and services that we offer through it, the CFPB may begin to supervise us in the future. The CFPB’s supervision will enable it, among other things, to conduct comprehensive and rigorous examinations to assess our compliance with consumer financial protection laws, which could result in investigations, enforcement actions, regulatory fines and mandated changes to our business products, policies and procedures.
The CFPB is authorized to pursue administrative inquiries, proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease-and-desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease-and-desist orders available to the CFPB (but not for civil penalties). In May 2022, the CFPB issued an Interpretive Rule to clarify the authority of states to enforce federal consumer financial protection laws under the Consumer Financial Protection Act of 2010 (the “CFPA”). Specifically, the CFPB confirmed that states can enforce the CFPA, including the provision making it unlawful for covered persons or service providers to violate any provision of federal consumer financial protection law; the enforcement authority of states under section 1042 of the CFPA is generally not subject to certain limits applicable to the CFPB’s enforcement authority, such that states may be able to bring actions against a broader cross-section of companies than the CFPB; and state attorneys general and regulators may bring (or continue to pursue) actions under their CFPA authority even if the CFPB is pursuing a concurrent action against the same entity. The CFPB subsequently rescinded this interpretive rule in May 2025. Nevertheless, if the CFPB or one or more state officials find that we have violated the foregoing laws, they could exercise their enforcement powers in ways that could adversely affect our business.
In addition, the Biden administration brought an increased focus on enforcement of federal consumer protection laws and appointed consumer-oriented regulators at federal agencies such as the CFPB, the OCC and the FDIC. It is possible that such regulators could promulgate rulemakings, initiate inquiries and bring enforcement actions that ultimately materially impact our business and the business of our originating bank partners. These regulators may augment requirements that apply to loans facilitated by our network or impose new programs and restrictions and could otherwise revise or create new regulatory requirements that apply to us or our bank partners, including our originating bank partners. For example, in May 2024, the CFPB issued an interpretive rule that extended certain provisions of Subpart B and Subpart G of Regulation Z to “lenders that issue digital user accounts used to access credit, including to those lenders that market loans as ‘Buy Now, Pay Later,’” which prompted us to alter the manner and format in which we provide certain lending disclosures to borrowers. The CFPB subsequently rescinded this interpretive rule in May 2025 and further announced that it would not prioritize enforcement actions under it.
Further, we are subject to the enforcement authority of other federal, state and local governmental and regulatory authorities in analogous or similar ways as discussed above. We closely review any new or modified products and services in light of applicable consumer protection laws. To that end, we have developed policies and procedures designed to assist in this process. However, no assurance can be given that our compliance policies and procedures will be effective in all instances, if at all. We have in the past been, and may in the future be, subject to findings of breach of consumer protection requirements.
National, State and Local Licensing Requirements
We must observe applicable laws and regulations in each individual country, state, territory and province in which we operate. Certain states, provinces and localities have adopted laws regulating and requiring licensing, registration, notice filing or other approval by parties that engage in certain activity relating to consumer finance transactions, including facilitating and assisting such transactions in certain circumstances, debt collection or servicing and/or purchasing or selling consumer loans. We have engaged in discussions with regulatory agencies in various jurisdictions regarding requirements to obtain licenses from those agencies or register in such jurisdictions, including in countries or states where we have determined that we are not required to obtain such a license or be registered with the state, and we may have similar such discussions in future. In addition, we are subject to licensing requirements, supervision and examination by applicable regulatory authorities in certain jurisdictions in which we operate, and we have obtained or are in the process of obtaining necessary licenses in these jurisdictions. Licensing statutes vary from country to country and state to state and prescribe different requirements, including, but not limited to, restrictions on loan origination and servicing practices (including limits on the type, amount and manner of fees), solicitation activities, interest rate limits, disclosure requirements, periodic examination requirements, surety bond and minimum specified net worth requirements, periodic financial reporting requirements, notification requirements for changes in principal officers, share ownership or corporate control, restrictions on advertising and requirements that loan forms be submitted for review, among others. The application of country, state and provincial licensing requirements to our business model is not always clear, and while we believe that as of the date of this prospectus we are in compliance with material applicable licensing, registration or other regulatory requirements, regulators may request or require that we obtain (or we may independently determine that we should obtain) additional Authorizations in the future. There can be no assurance that we will be able to obtain them in a timely manner, if at all.
U.S. Federal and State Interest Rate Requirements and Lending Laws
We and our originating bank partners may also be subject to federal and state law interest rate limitations on personal consumer loans in the United States. Certain jurisdictions have no such limitations, while other jurisdictions impose a maximum rate on such loans. In addition, the applicable maximum interest rate may vary based on the location of the transaction parties, the nature of the transaction, the status of the borrower (e.g., military service member) and other factors. If any of the loans facilitated through our network were found to impose rates higher than the maximum rate for the applicable jurisdiction, such loans could be in violation of interest limitation laws, which could result in such loans being unenforceable, or which may reduce or extinguish the principal and/or interest (paid or to be paid) on such loans, or result in fees, damages and penalties to us or our originating bank partners.
Through our partnerships with our originating bank partners—including WebBank, an FDIC-insured Utah state-chartered industrial bank through whom a portion of the loans facilitated through our network in the United States are originated—our model automates the underwriting process in accordance with our originating bank partners’ underwriting policies, which only our originating bank partners may change and which we must follow in reviewing, approving and administering loans facilitated by our network. When originating loans through our network, our originating bank partners may contract to charge interest based on authority granted to state-chartered, FDIC-insured banks under U.S. federal law and based upon legal principles detailed in the FDIC’s final rule relating to the Federal Interest Rate Authority. Section 27 allows an FDIC-insured bank such as our originating bank partners to charge interest to consumers on a nationwide basis based on the rates allowed by the state where the loan is made. When a borrower is charged interest, in most cases, we rely on our originating bank partners’ authority under applicable law to establish interest rates and charge interest on the loans our originating bank partners originate through our network.
However, if the legal structure underlying our relationship with our originating bank partners was successfully challenged, we may be found to be in violation of state licensing requirements and state laws regulating interest rates and other aspects of consumer lending. In the event of such a challenge or if our arrangements with our originating bank partners were to change or end for any reason, we would need to rely on an alternative bank relationship, find an alternative bank partner, rely on existing state licenses, obtain new state licenses, pursue a federal or state bank charter and/or be subject to the interest rate limitations and loan product requirement limitations of certain states. There are three examples of claims that have been raised that could each, separately or jointly, result in this outcome in some or all states.
•The first of these is a challenge to the FDIC’s codification of the “valid when made” doctrine via its final rule relating to the Federal Interest Rate Authority. Under this rulemaking by the FDIC, the interest rate applicable to a loan originated by a state-chartered bank regulated by the FDIC (such as our originating bank partners) on the date of origination will carry with the loan irrespective of ownership (i.e., the interest rate is “valid when made”). The OCC has issued a similar rule with respect to loans originated by national banks. Both rules were unsuccessfully challenged shortly after their adoption in separate suits by state attorneys general who alleged that they had statutory and/or administrative procedural deficiencies. However, it is uncertain whether these or other state attorneys general will file similar suits with respect to any other rule regarding the permissibility of interest rates by the FDIC, the OCC or other regulators. It is also unclear whether these rules will be given effect by courts and regulators in a manner that actually mitigates risks relating to state interest rate limits and related risks to us, our originating bank partners, any other program participant or the loans facilitated through our network.
•The second challenge relates to which entity is the “true lender” for a loan. There have been both private litigation and governmental enforcement actions seeking to recharacterize a lending transaction, claiming that the named lender was not the true lender, and that instead another entity was the true lender or the de facto lender. These claims are traditionally based on state lending laws, other statutory provisions or state common law through which a private litigant or governmental agency could seek to license, regulate or prohibit the activities of the entity they consider the true lender or de facto lender.
The FDIC and OCC rules addressing the “valid when made” doctrine underscore that they do not address the question of whether a bank within each agency’s respective jurisdiction is a real party in interest with respect to a loan or has an economic interest in the loan under state law, i.e., which entity is the “true lender.” Following a rulemaking during the first Trump administration under which the OCC promulgated a true lender rule, President Biden signed a Congressional Review Act resolution to repeal the OCC’s rule, as a result of which the OCC may not issue any substantially similar rule without subsequent statutory authorization.
•The third challenge relates to the Depository Institutions Deregulation and Monetary Control Act of 1980 (“DIDMCA”), which preempts state interest rate caps and permits state-chartered banks to lend up to the federal limit or the state limit where the bank is located, whichever is greater. States are permitted to opt out of the interest rate preemption provision of DIDMCA with respect to loans “made in” the opt-out state. Multiple jurisdictions have introduced or adopted legislation to opt out of this provision of DIDMCA with the intention of enforcing lower in-state interest rate caps against out-of-state bank lenders. In NAIB, et al. v. Weiser, et al., trade groups sought and received a preliminary injunction against one such state, Colorado, by arguing that loans are not “made in” Colorado for purposes of the DIDMCA if the lender is located in another state.
Any litigation or enforcement action with respect to a loan facilitated through our network, whether based on a challenge to the true lender, the legal interest rate or another theory, against us, any successor servicer, prior owners or subsequent transferees of such loans (including our originating bank partners) could subject them to claims for damages, disgorgement or other penalties or remedies. While most enforcement and litigation has historically targeted high-interest rate programs (i.e., > 100% APR), which we consider to be predatory and contrary to our mission of providing fairer, more sustainable financing solutions to our consumers, we nonetheless could be subject to litigation, whether private or governmental, or administrative actions regarding the above claims. An adverse determination could prevent us from collecting on our loans at the interest rates contracted for or result in licensing violations, our loans being found to be unenforceable or void, the reduction of interest or principal or other penalties or damages. Third-party purchasers of loans facilitated through our network may also be subject to scrutiny or similar litigation, whether based on the inability to rely upon the “valid when made” doctrine or because a party other than the originating bank is deemed the true lender.
In addition, certain states have adopted or are considering adopting laws that subject us to the state’s lending licensing and/or maximum interest rate requirements if we have a predominant economic interest in the loan or other material relationship with the borrower or loan, even if such loans are originated by our originating bank partners. Where such circumstances exist, we must comply with applicable state licensing requirements, interest rate limitations and other laws with respect to those loans.
We maintain various Authorizations pertaining to brokering, servicing, collections and lending to operate across U.S. states, and we believe that, as of the date of this prospectus, we are in compliance with all material applicable licensing, registration or other regulatory requirements necessary to conduct these activities. In connection with these Authorizations, various state regulators have supervisory authority over us, with the primary objective of protecting consumers, but also various other objectives, such as enhancing the integrity of the financial system, increasing access to financial services and promoting effective competition in the marketplace.

Money Transmission
Through our indirect subsidiary, Klarna Inc., we hold licenses to operate as a money transmitter (or its equivalent) in certain states and jurisdictions of the United States, and we believe that, as of the date of this prospectus, we are in compliance with all material applicable licensing, registration or other regulatory requirements necessary to conduct these activities. Klarna Inc. is actively seeking additional licenses and certifications of this nature. As a licensed money transmitter, we are subject to net worth requirements, bonding requirements, liquidity requirements, restrictions on our investment of customer funds, reporting requirements, AML compliance requirements and cybersecurity requirements, among others. We may expand our stored value product offerings in reliance on our money transmitter licenses, which stored value products generally do not have the benefit of FDIC deposit insurance or other insurance. As such, state money transmission regulators may place increased focus on our net worth, liquidity and other capital adequacy requirements.
In connection with our money transmitter licenses, various state regulators have supervisory authority over us, with the primary objective of protecting consumers, but also various other objectives, such as enhancing the integrity of the financial system, increasing access to financial services and promoting effective competition in the marketplace.
As a result, we have developed policies, procedures and controls designed to maintain compliance with applicable licensing requirements and to ensure that the licenses and various certifications that we hold remain valid and appropriately reflect the current scope of our products and services offered in various jurisdictions. However, no assurances can be given that our compliance policies and procedures will be effective in all instances, if at all.
AML, Sanctions and Anti-corruption Requirements
We are subject to U.S. and international AML/CFT compliance obligations. In the EU, Klarna Bank is required to take measures against money laundering and terrorist financing, primarily pursuant to, but not limited to, the Swedish AML Act, the Swedish Anti-Money Laundering and Terrorist Financing Prevention Regulation (2009:92), the SFSA’s regulation regarding measures against money laundering and terrorist financing (2017:11), the Swedish Act on Registration of Beneficial Owners (2017:631) and the German Anti-Money Laundering Act, together with any applicable regulation issued by the SFSA or other authorities as applicable over time, which implement in Sweden and Germany, respectively, 4AMLD. 4AMLD aims to prevent the use of the EU’s financial system for money laundering and terrorist financing and increase ownership transparency requirements for corporate entities. Further, Klarna Bank is required to comply with the Wire Transfer Regulation, which sets forth information requirements with respect to payers and payees for the purpose of preventing, detecting and investigating money laundering and terrorist financing. In the United States, money services businesses are required to register with the U.S. Treasury Department’s Financial Crimes Enforcement Network and are subject to AML/CFT regulation under the BSA and its implementing regulations. Generally, the BSA and its implementing regulations require money services businesses to implement and maintain risk-based AML/CFT compliance programs, monitor for and report suspicious activity, report certain funds transfer and large cash transactions and maintain and produce certain financial records. We are also required to maintain an AML/CFT compliance program under our agreements with originating bank partners and understand that certain state regulatory agencies expect us to maintain an AML/CFT compliance program. As required under applicable law, we have developed and currently operate an enterprise-wide AML/CFT compliance program designed to prevent our network from being used to facilitate money laundering, terrorist financing and other illicit financial crimes, and to enable us to comply with applicable AML/CFT laws and regulations. Moreover, as required under the BSA and its implementing regulations, Klarna Inc. maintains a risk-based AML/CFT compliance program, monitors for and reports suspicious activity, reports certain funds transfer and large cash transactions and complies with all other applicable recordkeeping and reporting requirements. However, no assurance can be given that our compliance policies and procedures will be effective in all instances, if at all.

We are also subject to various jurisdictions’ sanctions and export control laws, such as those of the European Union (and its member states) and the United Kingdom. This also includes U.S. and international economic sanctions laws and regulations, including sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Controls. We maintain policies, procedures and controls designed to promote compliance with U.S. and international economic sanctions and prevent our network from being used to facilitate business or dealings in countries, regions or territories, or with individuals or entities, that are the subject of U.S. and other economic sanctions. Our AML/CFT and sanctions compliance programs also include policies, procedures, reporting protocols and internal controls designed to identify, monitor, manage and mitigate illicit financial crimes and economic sanctions risks, and we have designated an AML/CFT compliance officer to oversee our compliance programs. In addition, in an effort to minimize compliance risks and harm to our consumers, merchants and the international financial system, we have established a diligence process to vet new merchants, partners, vendors and other third parties and screen the products and services they may offer through our network to ensure that we are in compliance with applicable law, including U.S. and international economic sanctions. However, no assurance can be given that our compliance policies and procedures will be effective in all instances, if at all.
In the United States, the FCPA prohibits offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate to obtain or retain business abroad. In the U.K., the U.K. Bribery Act sets forth five key U.K. bribery offenses as well as strict liability for commercial organizations and their “associated persons” (e.g., service providers, agents, third-party intermediaries) that engage in bribery unless the organization is able to demonstrate that it has adequate preventative procedures in place. On February 10, 2025, President Trump issued an executive order directing the U.S. attorney general to pause, for a period of 180 days, new enforcement actions under the FCPA. The U.K. Bribery Act applies extraterritorially and can be implicated as long as a party to the bribery arrangement conducts part of its business in the U.K. or any part of the bribery arrangement takes place within the U.K. Similar anti-corruption and anti-bribery laws have been adopted in other jurisdictions in which we operate. We have established and maintain anti-corruption policies and an anti-corruption compliance program designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations. However, no assurance can be given that such policies and procedures will be effective or adequate.
Data Privacy and Cybersecurity
In the course of our operations, we collect, use, store, disclose, transfer and otherwise process a wide variety of personal information. Accordingly, we are subject to a number of U.S. federal, state and foreign laws and regulations and industry standards regarding data privacy and cybersecurity. These requirements, and their application, interpretation and amendment, are constantly evolving.
For example, at the U.S. federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to data privacy and cybersecurity). Additionally, we are subject to certain data privacy and cybersecurity laws and regulations that regulate financial entities in the United States. For example, we are considered a “financial institution” or service provider to “financial institutions” under Title V of the GLBA. The GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services, including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-public personal information, and a “Safeguards Rule,” which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal financial information. Moreover, the U.S. Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Additionally, we regularly receive requests for access to data from government bodies, including law enforcement agencies, tax authorities and customs offices, and we are subject to the Right to Financial Privacy Act and similar state laws that protect the privacy of consumer financial records.
At the U.S. state level, we are subject to laws and regulations such as the CCPA, which broadly defines personal information and requires businesses that process personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete and correct their personal information or to opt out of certain processing of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and cybersecurity laws and regulations that share similarities with the CCPA. Moreover, laws in all U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Additionally, the New York State Department of Financial Services (the “NYDFS”) issued in 2017 Cybersecurity Requirements for Financial Services Companies, which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation includes specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements.
Furthermore, as we accept debit and credit cards for payment, we are subject to the PCI-DSS, issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with PCI-DSS or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.
At the international level, we are subject to the EU GDPR and the U.K. GDPR, each of which imposes stringent operational requirements on both data controllers and processors, and introduces significant penalties for noncompliance. The EU GDPR and U.K. GDPR impose various data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or “personal data.” The EU GDPR and U.K. GDPR impose obligations, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, trainings and audits. The EU GDPR and U.K. GDPR also impose additional requirements for the processing of special categories of personal data such as biometric data, precise geolocation data and data regarding trade union membership. For instance, we are only allowed to process such data where we have a proper legal basis and meet one of the conditions for processing special categories of personal data, such as explicit consent of the individual, and more stringent security requirements should be applied to our processing of such data.
Furthermore, the evolving regulatory framework complicates data transfers across borders. For example, legal developments in the EEA and the U.K. have created complexity and uncertainty regarding processing and transfers of personal data from the EEA and the U.K. to the United States and other so-called third countries outside the EEA and the U.K. that have not been determined by the relevant data protection authorities to provide an adequate level of protection for privacy rights. Ongoing legal challenges and changes in adequacy decisions, such as the EU-U.S. Data Privacy Framework, may further restrict our ability to transfer personal data internationally, potentially disrupting our operations. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information among our entities.

We are also required to observe laws and regulations relating to the security of our network and information systems supporting our operations, including DORA, which will become effective in the EU in January 2025. DORA’s goal is to strengthen the IT security of financial entities such as banks, insurance companies and investment firms and make sure that the financial sector in Europe is able to stay resilient in the event of severe operational disruptions. It establishes a harmonized and comprehensive digital operational resilience framework across the whole EU financial sector by requiring a wide range of financial institutions, including banks, to manage their ICT risks in a robust and effective way through internal governance, control and risk frameworks. DORA also requires financial institutions to report major ICT-related incidents to regulatory authorities and undertake digital operational resilience testing. Enforcement of DORA is carried out by national-level authorities and primary EU supervisory authorities, including the European Banking Authority for the banking sector. The authorities have powers to carry out on-site inspections, compel information from regulated entities, require remedial measures, and impose administrative and criminal penalties for DORA violations.
We contract with third-party service providers, including shared cloud computing services, to store or process data (including personal data) on our behalf in compliance with applicable laws, regulations, rules and standards. To that end, we strive to enter into data processing agreements with all our third-party providers to clearly define the services being provided and the nature of the engagement, for example the protection and ownership of the data being processed by the service provider. We also maintain processes to ensure that all our third-party providers comply with our data processing agreements, as applicable. However, we may at times fail to do so and cannot ensure that our data processing agreements will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity.
If laws and regulations relating to data privacy and cybersecurity are implemented, interpreted or applied in a manner inconsistent with our current or future practices or policies, or if we fail to comply with applicable laws or regulations, we could be subject to investigations, enforcement actions and other proceedings. See “Risk Factors—We are subject to complex and evolving laws, regulations, rules, standards, contractual obligations and other requirements regarding data privacy and cybersecurity” and “—We or our third-party providers may fail to protect confidential information, including personal information, and/or experience data breaches or other cybersecurity incidents” for more information regarding other risks related to data privacy and cybersecurity.
Intellectual Property
We believe that our intellectual property rights, including those in our proprietary technology, software, data, processes, know-how and brand, are important to the success of our business. We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws in the United States and certain foreign jurisdictions, as well as contractual arrangements, to obtain, maintain, protect and enforce our intellectual property rights.
We strive to require all of our employees and third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties with whom we share our confidential proprietary information to enter into nondisclosure and confidentiality agreements or to be bound by professional, fiduciary or other contractual obligations requiring the applicable employee or third party to protect our trade secrets, proprietary know-how and other confidential proprietary information, including those related to our material proprietary AI models. However, we cannot guarantee that we have entered into agreements containing such obligations with each party that has been involved in the development of intellectual property for us or that has, or may have had, access to our trade secrets, proprietary know-how and other confidential proprietary information.
We have an ongoing trademark registration program pursuant to which we register our brand names and product names and a patent program to identify and protect a portion of our intellectual property in technologies relevant to our business to the extent we determine appropriate and cost-effective. As of March 31, 2025, we owned (i) 16 registered trademarks and three pending trademark applications in the

United States, (ii) 257 registered trademarks and 40 pending trademark applications in 37 foreign jurisdictions, (iii) 27 issued patents and four pending patent applications in the United States and (iv) three issued patents and six pending patent applications in six foreign jurisdictions.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. However, despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, reduced in scope, deemed unenforceable or otherwise challenged, and our contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our trade secrets, proprietary know-how or other confidential proprietary information. The efforts undertaken to protect our intellectual property and confidential proprietary information may not be sufficient or effective. See “Risk Factors—We may be unable to sufficiently obtain, maintain, protect or enforce our intellectual property and other proprietary rights.”
Facilities
We lease office space under operating leases with various expiration dates through 2031. We do not own any real property. Our registered office is located at 10 York Road, London SE1 7ND, United Kingdom and is subject to a membership agreement with an affiliate of WeWork Inc. for co-working space. We have leased offices in several other locations, including Germany, the United States and the Netherlands.
The table below sets forth additional information regarding our principal facilities as of March 31, 2025:

Location	Type	Ownership	Size (in sq. feet)
Stockholm, Sweden	Office	Leased	244,308
Berlin, Germany	Office	Leased	83,167
Giessen, Germany	Office	Leased	48,491
Munich, Germany	Office	Leased	35,725
Mannheim, Germany	Office	Leased	25,446
Amsterdam, Netherlands	Office	Leased	10,753
Nykøbing Falster, Denmark	Office	Leased	4,193
Total			452,083
In addition, we have membership agreements for co-working space in various locations, including Gothenburg, Sweden, Madrid, Spain, Milan, Italy, New York, United States, Paris, France, Shanghai, China, Tokyo, Japan and Warsaw, Poland.
As part of our strategic decision to drive operational efficiency, leverage AI and reduce administrative costs in our business, we have decided to reduce the size of our office space. Accordingly, the operating leases for our facilities located in Mannheim, Germany, Columbus, United States and Amsterdam, Netherlands have been terminated, with the terminations becoming effective on September 29, 2025, March 31, 2027, and June 30, 2025, respectively. We believe that our existing facilities are sufficient for our current needs, including after giving effect to the lease terminations discussed in the prior sentence. However, we plan to continue to periodically review our facility requirements and may further consolidate or dispose of additional rented facilities that are no longer required or, where appropriate, lease additional space to meet the needs of our business, including in new geographies.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition and future prospects. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
The following table sets forth the name, age and position of our executive officers and directors as of March 31, 2025.

Name	Age	Position(s)
Executive Officers
Sebastian Siemiatkowski	43	Chief Executive Officer and Director
David Fock	47	Chief Product and Design Officer
Camilla Giesecke	44	Chief Operating Officer
Niclas Neglén	47	Chief Financial Officer and Director
David Sandström	42	Chief Marketing Officer
Yaron Shaer	48	Chief Technology Officer
David Sykes	41	Chief Commercial Officer
Non-Executive Directors
Michael J. Moritz	70	Chairperson of the Board of Directors
Roger W. Ferguson, Jr	73	Director
Lise Kaae	55	Director
Omid R. Kordestani	61	Director
Andrew Reed	34	Director
Sarah Smith	66	Director
Markus Villig	31	Director
The following is a brief summary of the business experience of our executive officers and directors. Unless otherwise indicated, their current business address is 10 York Road, London SE1 7ND, United Kingdom.
Executive Officers
Sebastian Siemiatkowski is one of our co-founders. He has served as a member of our board of directors since February 2005 and as our Chief Executive Officer since February 2005. Mr. Siemiatkowski served as an advisory board member of SSE Business Lab, the startup incubator of the Stockholm School of Economics, from May 2015 to June 2019. Mr. Siemiatkowski holds an M.Sc. in Economics and Business from the Stockholm School of Economics.
David Fock has served as our Chief Product and Design Officer since February 2015. He joined Klarna in August 2010 and prior to his current role held various positions in design and sales, most recently as our Vice President of Product, Commerce. Prior to that, from January 2008 to May 2010, Mr. Fock founded and operated HML Systems AB, an online retailer, and served as the chief executive officer of Clarion Bilstereo AB, a distributor of electronic products, from January 2006 to December 2007.
Camilla Giesecke has served as our Chief Operating Officer since August 2022. She joined Klarna in February 2017 and held various leadership positions prior to her current role, most recently as our Chief Expansion Officer. From August 2006 through January 2017, Ms. Giesecke served as an investment professional at Investor AB, a Swedish investment firm, and in various leadership roles at its portfolio companies, such as Permobil AB, a medical equipment manufacturer, and Saab AB, a Swedish aerospace and defense company. Prior to that, Ms. Giesecke worked as an M&A analyst at J.P. Morgan Chase & Co. in London, United Kingdom. She holds an M.Sc. in Economics and Business Administration from the Stockholm School of Economics.
Niclas Neglén has served as our Chief Financial Officer since March 2021 and as a member of our board of directors since February 2025. From April 2016 to March 2021, he held various leadership positions at HSBC Private Bank, the private banking business of the HSBC Group, including as the chief operating officer for the EMEA region. Prior to that, from January 2003 to April 2016, Mr. Neglén served in various roles at GE Capital, a financial services company, including as the chief financial officer of its U.K. business. He holds an M.Sc. in Economics and Business Administration from the Stockholm School of Economics.
David Sandström has served as our Chief Marketing Officer since June 2017. Since May 2017, he has been a partner and a member of the board of directors at Add Health Media AB, a media and communications company, and since July 2017, a partner at Bellbird AB, a communication agency. Prior to that, from April 2012 to October 2016, Mr. Sandström served as the chief executive officer and a partner at DDB Stockholm AB, a digital marketing agency. He holds an M.B.A. in Communication from the Stockholm School of Economics.
Yaron Shaer has served as our Chief Technology Officer since March 2022. He previously served as our interim Chief Information Security Officer from February to September 2024 and as our Co-Chief Technology Officer from January to March 2022, when he assumed his current role. Mr. Shaer joined Klarna in June 2014 and prior to his current role held various engineering positions, most recently as our Vice President of Engineering. Prior to that, he served in various software and technical managerial roles at Camelot Strategic Solutions Limited, a consumer services company, from December 2011 to June 2014, Nokia Corporation, a multinational telecommunications and technology company, from May 2007 to December 2011, and Barclays Capital (now Barclays Corporate and Investment Bank), the investment banking business of Barclays plc, a multinational universal bank, from July 2006 to April 2007. Mr. Shaer is ISEB certified in Software Testing and holds a B.Tech. in Software Engineering and Management from Tel Aviv Academic college of Engineering (in cooperation with Tel-Aviv University).
David Sykes has served as our Chief Commercial Officer since June 2022. He has been with Klarna since October 2019, having also served as Head of Klarna U.S. Prior to that, from September 2017 to September 2019, Mr. Sykes served as the chief operating officer of QuadPay (now ZIP Co US Inc.), a financial services company. He holds a B.A. in International Relations and an L.L.B. in Public International Law, both from the Australian National University.
Non-Executive Directors
Sir Michael J. Moritz KBE has served as a member of our board of directors since July 2010 and as the Chairperson of our board of directors since December 2020. He currently serves as senior advisor and member of the board of directors of Sequoia Heritage, a private investment partnership, and from 1986 to July 2023, he served as a partner at Sequoia Capital, a venture capital firm. In addition to our board of directors, Mr. Moritz currently serves on the boards of directors of Maplebear Inc. (doing business as Instacart), a delivery company, and several private companies, including TrialSpark, Inc., a pharmaceutical company. He previously served on the boards of directors of, among others, LinkedIn Corporation, a professional networking company, Green Dot Corporation, a financial technology company, PayPal Holdings, Inc., a digital payments company, Alphabet Inc., a multinational technology conglomerate, and Yahoo!, Inc., a web services provider. Mr. Moritz also serves as chairman of Crankstart. He holds a bachelor’s degree in History from Christ Church, University of Oxford, and an MBA from the Wharton School at the University of Pennsylvania.
Roger W. Ferguson, Jr. has served as a member of our board of directors since May 2021. He has been a partner and the chief investment officer and chairman of the Investment Committee of Red Cell Partners, an incubation and venture capital enterprise focused on the healthcare and defense sectors, since August 2022. Mr. Ferguson served as the president and chief executive officer of TIAA, a financial services company, from April 2008 to April 2021. From 2006 to 2008, he served as the chairman of Swiss Re America Holding Corporation, head of financial services and a member of the executive committee of Swiss Re, a global reinsurance company. Prior to that, Mr. Ferguson was a member of the Board of Governors of the U.S. Federal Reserve System from 1997 to 2006 and served as its vice chairman from 1999 to 2006. He also worked as an associate and partner at McKinsey & Company, a global management consulting firm, from 1984 to 1997. Mr. Ferguson began his career as an attorney at the New York City office of Davis Polk & Wardwell LLP. In addition to our board of directors, Mr. Ferguson has served as a member of the boards of directors of Alphabet Inc., a multinational technology conglomerate, since June 2016, where he serves as chair of the audit committee, International Flavors & Fragrances, Inc., a creator of flavors and fragrances, since April 2010, where he serves as chair of the board of directors, and Corning Incorporated, a manufacturing company, since April 2021, where he serves as chair of the compensation committee. Mr. Ferguson currently serves on the boards of the Institute for Advanced Study and the Memorial Sloan Kettering Cancer Center. He is a fellow of the American Philosophical Society and the American Academy of Arts & Sciences and is a member of the Smithsonian Institution’s Board of Regents, the Economic Club of New York, the Council on Foreign Relations and the Group of Thirty. Mr. Ferguson holds a B.A in Economics, a J.D., and a Ph.D. in Economics, all from Harvard University.
Lise Kaae has served as a member of our board of directors since December 2020. She has served as the chief executive officer of Heartland A/S, a holding and investment company, since August 2017. Ms. Kaae previously served as the chief financial officer of Bestseller A/S, a fashion company, from May 2008 to July 2017. Prior to that, she worked in various roles at entities affiliated with PricewaterhouseCoopers International Limited, an accounting firm, from August 1992 to April 2008, most recently as a partner. In addition to our board of directors, Ms. Kaae has served as a member of the boards of directors of Novonesis A/S, an international biotechnology company, since March 2024, of Bestseller A/S, since November 2017, of Normal A/S, a Danish retail chain, since October 2014, and of VKR Holding A/S, a holding company, since March 2020, and currently serves as a managing director and/or member of the board of directors of several subsidiaries within, and affiliates of, the Heartland group. She holds an MSc in Business Economics and Auditing from the Aarhus School of Business.
Omid R. Kordestani has served as a member of our board of directors since December 2020. He previously served as the executive chairman of Twitter, Inc. (now X Corp.), a social networking company, from October 2015 to June 2020, and as a member of its board of directors until October 2022. Prior to that, he worked in various leadership roles at Alphabet Inc., a multinational technology conglomerate, from May 1999 to April 2009 and then again from August 2014 to October 2015, most recently as a special advisor to the chief executive officer and the company’s founders. In addition to our board of directors, Mr. Kordestani has served as a member of the board of directors of Pearson, plc, a learning company, since April 2022, and as its chairman since May 2022. He holds a B.S. from San Jose State University and an M.B.A. with a focus on Organizational Leadership from Stanford University.
Andrew Reed has served as a member of our board of directors since March 2024. Mr. Reed is a Partner at Sequoia Capital, a venture capital firm, which he joined in February 2014. In addition to our board of directors, Mr. Reed has served as a member of the board of directors of several private companies, including Vanta Inc., a security and compliance automation company, since April 2021, Bolt Technology OÜ, a mobility and delivery company, since January 2022, Figma, Inc., a design platform, since February 2024, and Strava, Inc., a social networking company for athletes, since November 2023. He holds a B.A. in Economics and Classics from Amherst College.
Sarah Smith has served as a member of our board of directors since December 2020. She previously worked at The Goldman Sachs Group, Inc. (“Goldman Sachs”), a global financial firm. Ms. Smith joined Goldman Sachs in 1996 and was named a managing director in 1998 and a partner in 2002. During her tenure, Ms. Smith served as the controller and chief accounting officer of the firm until 2017 and subsequently as the chief compliance officer from 2017 to 2020. She then served as a senior advisor to Goldman Sachs from 2020 until her retirement in 2021. In addition to our board of directors, Ms. Smith has served as a member of the board of directors of Aon plc, a global insurance company, since April 2023, and several private companies, including Via Transportation, Inc., a re-engineering public transit company, since June 2021, and 98point6 Inc., a healthcare software company, from February 2021 to March 2024. She has also served as a member of the board of trustees of the Financial Accounting Foundation, the parent organization of the Financial Accounting Standards Board and the Governmental Accounting Standards Board, since January 2021, and has served as a trustee of the

Nuveen Churchill Private Capital Income Fund since April 2022. Ms. Smith holds a Dip. in Accounting from the City of London University and is a fellow of the Institute of Chartered Accountants in England and Wales.
Markus Villig has served as a member of our board of directors since February 2025. Mr. Villig is the chief executive officer of Bolt Technology OÜ (“Bolt”), a mobility and delivery company, which he founded in 2013. Prior to starting Bolt, he studied computer science at University of Tartu.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Foreign Private Issuer Status
NYSE listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. While we expect to voluntarily follow most NYSE corporate governance rules, including with respect to the independence requirements applicable to our board of directors and its committee composition, we intend to take advantage of certain exemptions, including, but not limited to, exemptions from:
•the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity compensation or purchase plans or other equity compensation arrangements. We will follow English law with respect to any requirement to obtain shareholder approval in connection with such issuances;
•the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year. There is no similar requirement under English law. As a result, our independent directors may choose to meet in executive session at their discretion;
•the requirement to disclose within four business days any determination to grant a waiver of the Code of Conduct to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, English law does not prescribe a specific timeline for such disclosure; and
•the quorum requirements applicable to meetings of shareholders. Such quorum requirements are not prescribed by English law. In accordance with generally accepted business practice, our amended and restated articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.
We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE. In addition, because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the United

States (the “U.S. shareholder test”) and any of the following three circumstances (collectively, the “U.S. business contacts test”) apply:
•the majority of our executive officers or directors are U.S. citizens or residents;
•more than 50% of our assets are located in the United States; or
•our business is administered principally in the United States.
For the purposes of the U.S. shareholder test, we will take into account all information available to us, including (i) records of Computershare Trust Company, N.A., our transfer agent and registrar, and of any clearance service or depositary (for example, Cede & Co., as nominee for DTC, or GTU Ops, Inc., as nominee for Computershare Trust Company, N.A.) or other nominee, and (ii) reports of beneficial ownership provided to us, filed with the SEC or otherwise available publicly, including in jurisdictions other than the United States. Given our multi-class share capital structure, we intend to make this determination by reference to the voting power of all classes of our share capital (i.e., ordinary shares, Class B shares and Class C shares) on a combined basis. Following this offering, we expect that we will remain a foreign private issuer under the U.S. business contacts test.
Although we may rely on home country corporate governance practices in lieu of certain of the requirements of Section 303A of the NYSE Listed Company Manual, we must comply with the NYSE’s Notification of Noncompliance requirement (Section 303A.12(b)), the Voting Rights requirement (Section 313.00) and the Clawback Policy requirement (Section 303A.14). We are also required to have an audit committee that satisfies Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual, consisting of committee members that meet the independence requirements of Section 303A.02 thereof.
Composition of Our Board of Directors
Our board of directors will be composed of nine members upon the closing of this offering. As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that                             , representing                  of the directors who will be serving upon the closing of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under rules.
Committees of the Board of Directors
Our board of directors has established an Audit Committee and a Remuneration and Nomination Committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors. Each committee will operate pursuant to a written charter that satisfies the applicable rules and regulation of the SEC and the NYSE. We will post these committee charters to our website at www.klarna.com prior to the listing of our ordinary shares on the NYSE. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.
Audit Committee
Our Audit Committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The committee consists of Sarah Smith, Lise Kaae and Roger W. Ferguson, Jr, with Sarah Smith serving as chairperson.

Our board of directors has determined that          and          meet the independence requirements of Rule 10A-3 under the Exchange Act and under the listing standards of the NYSE (such requirements, the “audit committee independence requirements”) and            and           meet the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that                  is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act.
As a newly listed company, under the audit committee independence requirements, our Audit Committee must solely consists of independent directors no later than one year after the effective date of the registration statement of which this prospectus forms a part. We will comply with these requirements within the transition period specified above.
Remuneration and Nomination Committee
Our Remuneration and Nomination Committee supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of our board of directors and our executive officers. The committee may also submit proposals to the board of directors on other compensation-related matters. In addition, the committee supports our board of directors in board committee nominations, succession planning, performance evaluation and reviewing and amending, if required, our corporate governance framework and guidelines. Our Remuneration and Nomination Committee consists of Omid R. Kordestani, Andrew Reed, Michael J. Moritz and Sarah Smith, with Omid R. Kordestani serving as chairperson. Our board of directors has determined that           meet the independence requirements under the listing standards of the NYSE applicable to U.S. domestic issuers and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
Code of Conduct
We have adopted a Code of Business Conduct (the “Code of Conduct”), which is applicable to all of our employees, executive officers and directors. At or prior to the closing of this offering, the full text of our Code of Conduct will be posted on the investor relations page on our website at www.klarna.com.
We intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in our public filings under the Exchange Act. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.
Compensation of Directors and Officers
Under English law, we are not required to disclose compensation paid to our executive officers, other than our chief executive officer, on an individual basis. Our executive officers and certain of our directors receive fixed and variable compensation. They also receive benefits in line with market practice in the countries in which we operate.
For a description of our aggregate compensation expenses and the equity incentive plans available to our executive directors and officers, see the section titled “Executive and Director Remuneration.”
Directors’ and Officers’ Insurance
We have obtained and maintain civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.
Indemnification Agreements
In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide our directors and executive officers with contractual rights to indemnification and expense reimbursement to the fullest extent permitted by law. We will also indemnify such persons to the extent they serve at our request as a director or officer of any of our subsidiaries, to the fullest extent permitted by law. A form of the indemnification agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.
Ordinary Share Ownership
The ordinary shares and other equity securities outstanding beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in the section titled “Principal and Selling Shareholders.”

EXECUTIVE AND DIRECTOR REMUNERATION
This section provides an overview of our remuneration program for our executive officers and members of our board of directors.
Summary Remuneration Table
The following table sets forth information concerning the components of remuneration of the current members of our board of directors for the year ended December 31, 2024.

(in $ millions)	Cash compensation	Cash bonus	Equity compensation (1)	Other benefits	Pension expenses	Total
Directors
Michael J. Moritz	$—	$—	$—	$—	$—	$—
Roger W. Ferguson, Jr.	$0.1	$—	$0.1	$—	$—	$0.2
Lise Kaae	$—	$—	$—	$—	$—	$—
Omid R. Kordestani	$0.2	$—	$0.1	$—	$—	$0.3
Andrew Reed	$—	$—	$—	$—	$—	$—
Sarah Smith	$0.2	$—	$0.1	$—	$—	$0.3
Sebastian Siemiatkowski	$3.0	$0.8	$18.3	$0.3	$0.1	$22.5
Total	$3.5	$0.8	$18.6	$0.3	$0.1	$23.3
__________________
Note: On May 23, 2024, Klarna Holding completed a reorganization, which resulted in Klarna Group plc, the registrant, becoming our new ultimate parent company. The table above reflects the remuneration granted to the individuals named therein in their capacities as directors of Klarna Holding, as no separate compensation was paid to them for serving as directors of Klarna Group plc in 2024. See “Description of Share Capital and Articles of Association—Corporate Reorganization” and Note 27 to the consolidated financial statements included elsewhere in this prospectus. Messrs. Neglén and Villig are not included in the table above because they joined our board of directors after December 31, 2024.
(1)Equity compensation paid to Mr. Siemiatkowski includes mostly fixed compensation paid to him in the form of equity awards as part of his yearly salary as our chief executive officer.
Remuneration of Directors and Executive Officers
For the year ended December 31, 2024, the aggregate remuneration paid to the current members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, and equity awards, was $49.8 million.
Share Ownership Table
The shares and any outstanding shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in the section titled “Principal and Selling Shareholders.”
Remuneration Program
The aim of our remuneration program is to both support our ability to attract and retain global talent in every position at Klarna and promote equal and fair treatment, as well as to ensure that remuneration is aligned with efficient risk management and compliant with applicable laws and regulations.
Our remuneration framework acknowledges the necessity of globally aligned, well-balanced, yet differentiated executive compensation structures tailored to support Klarna’s global footprint. It emphasizes the importance of consistency with sound and efficient risk management practices, avoiding excessive risk-taking and short-term profit pursuits that could impede our long-term objectives. Additionally, where applicable, our remuneration program reflects the requirements of the Swedish banking regulations applicable to Klarna.

Remuneration and Nomination Committee
We have established a Remuneration and Nomination Committee, which supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of our board of directors and our executive officers. The committee may submit proposals to the board of directors on other compensation-related matters. Our Remuneration and Nomination Committee consists of Omid R. Kordestani, Andrew Reed, Michael J. Moritz and Sarah Smith, with Omid R. Kordestani serving as chairperson. See “Management—Committees of the Board of Directors—Remuneration and Nomination Committee.”
Remuneration Policy
Our board of directors has adopted a Remuneration Policy that is designed to be compatible with, and support, sound and effective risk management, avoid excessive risk-taking and promote our long-term interests.
The Remuneration Policy and wider remuneration system are assessed annually. The assessment includes an analysis of all key risks we are or might be exposed to, including the risks associated with our Remuneration Policy and remuneration structure. The risk cycle in our credit business is assessed to be short, which means that any risks typically materialize within a few months.
Remuneration Structure
We apply the following general principles on remuneration:
•remuneration shall be set on an individual basis, based on experience, competence and performance;
•remuneration shall not be discriminating; and
•remuneration shall be competitive, but not counterproductive to our long-term goals and ability to operate successfully throughout a full economic cycle.
Our remuneration structure comprises fixed remuneration and variable remuneration. We strive to remain globally competitive with regard to the fixed and variable components while ensuring compliance with the banking regulations in Sweden, where applicable.
Variable remuneration takes into consideration not only the employee’s and their team’s results but also our financial results and performance, as well as qualitative criteria such as the employee’s compliance with our policies, rules and processes as well as applicable laws and regulations. It should be based on results that are reflective of current and future risks. We aim to ensure that we can unilaterally decrease or withdraw all or parts of the variable remuneration if the aforementioned criteria are not met or if our results of operations, financial condition or future prospects have been materially adversely affected.
Executive Officer Agreements
We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of 12 months (although some include a shorter notice period or no notice period) for termination of the agreement by us or by the relevant executive officer, generally during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, non-disparagement, confidentiality of information and/or assignment of inventions. However, the non-competition and non-solicitation provisions may be unenforceable or otherwise limited under applicable law.

Equity-Related Programs
The following section provides an overview of the equity-based programs available to our employees and certain third-party contributors. Certain of the equity-based instruments described below were issued by our subsidiaries and/or convert into ordinary shares of our subsidiaries. Prior to this offering, certain of such instruments will be exchanged into instruments of Klarna Group plc to reflect the effects of our corporate reorganization described under “Description of Share Capital and Articles of Association—Corporate Reorganization.”
Employee Restricted Share Unit Program
Our Restricted Share Unit Program (the “RSU Program”) was implemented in 2020. It is open to all employees as well as certain third-party contributors and entails grants of RSUs. Each participant is granted a set number of RSUs on the grant date, which generally vest over a four-year staggered vesting schedule, with 25% of the shares vesting each year. If the participant leaves Klarna, unvested RSUs are forfeited. Upon vesting, participants in our RSU Program are entitled to receive Larkan shares. While we do not expect to continue awarding RSUs under our existing RSU Program following the completion of this offering, all RSUs currently outstanding will continue vesting as originally scheduled. As a result, we plan to periodically facilitate the exchange of Larkan shares issued upon vesting of our RSUs into ordinary shares of Klarna Group plc. The number of shares distributed to our employees under the RSU Program is approved by our board of directors.
Upon vesting, in accordance with certain countries’ tax laws, we are required to withhold an amount to settle the employee’s tax associated with a share-based payment and transfer that amount in cash to taxing authorities on the employee’s behalf. Such amounts are withheld from our employees in accordance with applicable laws, either through deduction of salary or withholding a number of vested shares.
Share Warrants and Options
In certain jurisdictions, we offer share-based payments to certain individual contributors, including employees as well as executive officers and directors, in the form of share warrants and options to purchase ordinary shares. These awards are subject to staggered vesting over a term of typically four to five years. Such awards were historically issued by Klarna Holding and certain of our other indirect subsidiaries. One share warrant issued by a subsidiary of Klarna Group plc entitles the recipient to purchase one ordinary share of Klarna Holding or of certain other of our indirect subsidiaries (such shares, “subsidiary shares”) at the agreed exercise price. One share option or warrant issued by Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Group plc at the agreed adjusted exercise price. Certain warrants and options have been acquired by individual contributors in exchange for a cash payment of the fair market value measured at the grant date.
We also grant warrants to acquire our ordinary shares or ordinary shares of certain of our subsidiaries to select partners, including merchants and other service providers, in return for services. We granted 15.7 million, 1.3 million and 1.2 million of such warrants to certain merchants in the first quarter of 2025 and in the years 2024 and 2023, respectively, of which         were outstanding as of the date of this prospectus.

The below table includes additional details regarding RSUs, share warrants and options as of, and for the three months ended, March 31, 2025.

	RSUs (1)		Share warrants and options issued by Klarna Group plc (2)		Share warrants issued by a subsidiary of Klarna Group plc (3)		Share options to acquire C Class shares issued by Klarna Group plc
	Number	Weighted average fair value at grant	Number	Weighted average exercise price	Number	Weighted average exercise price	Number of options	Weighted average exercise price (in USD) (1)
December 31, 2024	6,602,912	$18	6,100,140	$46	30,090,408	$45	—	$—
Granted during the period	30,834	35	24,574,795	57	—	45	17,505,672	46
Vested during the period	(153,675)	21	—	$—	—	—	—	—
Amended during the period	—	—	(1,477,164)	38	—	—	2,941,236	19
Forfeited during the period	(290,968)	18	—	$—	(282,516)	47	—	—
March 31, 2025	6,189,103	$18	29,197,771	$55	29,807,892	$45	20,446,908	$42
________________
(1)Upon vesting, one RSU entitles the holder to receive one Larkan AB ordinary share. As of March 31, 2025, one such share corresponds to approximately 1/4 of the value of one ordinary share of Klarna Group plc. We anticipate to periodically facilitate the exchange of Larkan AB ordinary shares issued upon vesting of our RSUs into ordinary shares of Klarna Group plc. To enhance understanding of the terms and potential dilutive effect of our RSUs and their comparability with our other equity-linked instruments, information in the table is presented to illustrate the impact if all RSUs would be exchanged into ordinary shares of Klarna Group plc using an assumed 4:1 exchange ratio. Such numbers are presented on a gross basis and as such do not give effect to any withholding made for tax purposes. In addition to Larkan shares issuable upon vesting of our RSUs mentioned in the table above, as of March 31, 2025, there were 1,597,926 ordinary shares of Klarna Group plc issuable upon exchange of Larkan AB ordinary shares issued and outstanding as of that date (assuming the same 4:1 exchange ratio).
(2)The range of exercise prices for share warrants and options issued by Klarna Group plc that were outstanding at March 31, 2025 was between $0.1 and $117. The weighted average remaining contractual life for such warrants and options was 3.4 years.
(3)One warrant issued by our subsidiary entitles the recipient to purchase one subsidiary ordinary share at the agreed exercise price. Such shares can be exchanged into our ordinary shares, the number of which depends upon our valuation at the time of the exchange. As of March 31, 2025, one subsidiary share was exchangeable into twelve ordinary shares of Klarna Group plc. To enhance understanding of the terms and potential dilutive effect of such warrants and their comparability with our other equity-linked instruments, information in the table is presented to illustrate the impact if all such warrants would be exchanged into ordinary shares of Klarna Group plc using an assumed 12:1 exchange ratio referred to above. The range of exercise prices for such subsidiary warrants that were outstanding as of March 31, 2025 was between $0.1 and $123. The weighted average remaining contractual life for such warrants was 2.5 years.

New Equity Incentive Plan
We plan to adopt a new Klarna Group plc 2025 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which will be effective in connection with the completion of this offering. The following summary describes the material terms of the Omnibus Incentive Plan.
Types of Awards. Awards under the Omnibus Incentive Plan include share options, share appreciation rights (“SARs”), restricted shares, RSUs, performance awards, other cash-based awards and other share-based awards (collectively, the “Awards”).
Plan Administration. The Omnibus Incentive Plan will be administered by the Remuneration and Nomination Committee of our board of directors, unless another committee is designated by our board of directors (the “Remuneration Committee”).
Eligibility. Our employees are eligible to be selected to participate in the Omnibus Incentive Plan. Our non-employee directors, consultants, advisers, employees of record and other non-employee service providers are eligible to be selected to participate in the non-employee plan of the Omnibus Incentive Plan (the “Non-Employee Plan”). Except as otherwise specified, references below to the Omnibus Incentive Plan include the Non-Employee Plan.

Authorized Shares. The total number of our ordinary shares authorized for issuance under the Omnibus Incentive Plan will equal 10% of the number of ordinary shares immediately outstanding following the completion of this offering on a fully diluted basis; provided that the total number of ordinary shares available for issuance under the Omnibus Incentive Plan shall be increased on the first day of each fiscal year following the effective date of the Omnibus Incentive Plan in an amount equal to the least of (i) 5% of outstanding ordinary shares on the last day of the immediately preceding fiscal year and (ii) such number of ordinary shares as determined by the board of directors in its sole discretion.
Share Options. The Remuneration Committee is permitted to grant share options under the Omnibus Incentive Plan. With respect to share options granted to a participant subject to U.S. federal income tax law, the exercise price of a share option may not be less than 100% of the fair market value of a share on the grant date (other than in the case of substitute Awards). Each share option will expire no later than the tenth anniversary of the date the share option is granted.
Share Appreciation Rights. The Remuneration Committee is permitted to grant SARs under the Omnibus Incentive Plan. With respect to SARs granted to a participant subject to U.S. federal income tax, the exercise or hurdle price of a SAR may not be less than 100% of the fair market value of a share on the grant date (other than in the case of substitute Awards). Each SAR will expire no later than the tenth anniversary of the date the SAR is granted.
Restricted Shares and Restricted Share Units. The Remuneration Committee is permitted to grant restricted shares and RSUs under the Omnibus Incentive Plan. A restricted share Award is an award of ordinary shares that is subject to restrictions on transfer and a substantial risk of forfeiture. An RSU is an Award that is granted with respect to one ordinary share or has a value equal to the fair market value of one such share. RSUs shall be settled in ordinary shares except that where the Remuneration Committee determines otherwise, in which case, RSUs may be paid in cash equal to the fair market value of the shares in respect of which the RSUs are settled.
Performance Awards. The Omnibus Incentive Plan permits the grant of performance-based share Awards. The Remuneration Committee may structure Awards so that ordinary shares will be issued only following the achievement of certain pre-established performance goals during a designated performance period determined by the Remuneration Committee. Performance Awards shall be settled in ordinary shares except that where the Remuneration Committee determines otherwise, in which case, performance Awards may be paid in cash equal to the fair market value of the shares in respect of which the performance Awards are settled.
Other Cash-Based and Other Share-Based Awards. The Remuneration Committee is permitted to grant other equity or equity-based Awards and cash-based Awards on such terms and conditions as the Committee will determine and such Awards may or may not require vesting or any other terms or conditions and can take the form of fully-vested shares, if so determined by the Remuneration Committee. For Awards in the nature of a purchase right, the purchase price therefore shall not be less than the fair market value of such ordinary shares on the date of grant of such right in respect of any such Award granted to a participant subject to U.S. federal income tax law.
Changes in Capitalization. In the event the Remuneration Committee determines that, as a result of a change affecting the Company or its securities, an adjustment is necessary in order to prevent undue enrichment or harm, the Remuneration Committee will equitably adjust any or all of (i) the number and type of ordinary shares that thereafter may be made the subject of Awards under the Omnibus Incentive Plan (including the share limit) and (ii) the terms of any outstanding Award, including the exercise price and the number or type of ordinary shares or other securities of the Company or other property subject to outstanding Awards.
Effect of Termination of Service or a Change in Control. The Remuneration Committee may provide, by rule or regulation or in any applicable Award agreement, or may determine in any individual case, an

Award may be exercised, settled, vested, paid or forfeited in the event of a participant’s termination of service prior to the vesting, exercise or settlement of such Award.
In the event of a change in control of the Company, the Remuneration Committee may take any one or more of the following actions with respect to any outstanding Award: (i) continuation, (ii) substitution or replacement, (iii) acceleration of the vesting and the lapse of any restrictions either immediately prior to or after the change in control or upon termination of service under certain circumstances following the change in control and, in the case of a performance Award, the determination of the level of attainment of the applicable performance condition(s), and (iv) cancellation of such Award in consideration of a payment or, in certain circumstances, for no consideration.
Awards granted under the Omnibus Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable Award agreement or in any other written agreement between the Company or any of its subsidiaries and the participant.
Clawback. Under the Omnibus Incentive Plan, Awards (including any amounts or benefits arising from such Awards) will be subject to any clawback or recoupment arrangements or policies we may have in place from time to time, and the Remuneration Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any Awards or any shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of shares underlying such Awards, including any policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.
Amendment. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award agreement or in the Plan, our board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided that no such amendment, alternation, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange on which the shares are principally quoted or trade, or (ii) subject to limitations, the consent of the affected participant of the Omnibus Incentive Plan if such action would materially adversely affect the rights of such participant under any outstanding Award.
Repricing. Our board of directors may, without shareholder approval, seek to effect any re-pricing of any previously granted “underwater” share options, SARs or similar Award, including (i) amending or modifying the terms of the share options, SARs or similar Awards to lower the exercise price, (ii) cancelling the underwater share options, SARs or similar Awards and granting (A) replacement share options, SARs or similar Awards having a lower exercise price or (B) restricted shares, RSUs, performance Awards or other share-based Awards in exchange, or (iii) cancelling or repurchasing the underwater share options, SARs or similar Awards for cash or other securities.
Term. The Omnibus Incentive Plan will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. No Award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the effective date. Previously granted Awards are permitted to extend beyond the termination date of the Omnibus Incentive Plan.
Jurisdictional Modifications. The Remuneration Committee may modify awards or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction.
Non-Employee Plan. The Non-Employee Plan governs equity awards granted to our non-employee directors, consultants, advisers, employees of record and other non-employee service providers and generally provides for awards to be made on identical terms to awards made under the Omnibus Incentive Plan.

C Share Awards Plan. The C Share Awards Plan is part of the Omnibus Incentive Plan. Under this Plan, we may grant to Mr. Siemiatkowski Awards in the form of Class C shares or securities, such as options, convertible into Class C shares. Following this offering we expect to grant to Mr. Siemiatkowski Class C options, pursuant to which he can elect to acquire upon exercise, in his discretion, either ordinary shares or Class C shares. Mr. Siemiatkowski’s acquisition of Class C shares upon exercise of Class C options in any year will be subject to a limit of 1.5% of the number of issued and outstanding ordinary shares on the last day of the fiscal year preceding such acquisition. In addition, pursuant to our articles of association, we will not issue any Class C shares in the number that would make the voting rights corresponding to all such Class C shares outstanding at any time exceed 15% of the voting rights corresponding to all of our shares outstanding immediately prior to this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since January 1, 2022 with any of our executive officers, directors or their affiliates and holders 5% or more of any class of our voting securities in the aggregate, which we refer to as “related parties,” other than compensation arrangements which are described in the section titled “Executive and Director Remuneration.”
Equity Financing
From July 2022 to March 2023, we sold an aggregate of 44,128,128 ordinary shares of Klarna Holding, our former parent entity, in an equity funding round at a weighted average purchase price of $18 per ordinary share, for an aggregate purchase price of $813 million. The following table summarizes purchases of Klarna Holding shares by related parties:

Shareholder	Number of ordinary shares bought	Aggregate purchase price
Entities affiliated with Sequoia Capital (1)	7,330,308	$135	million
Victor Jacobsson (2)	3,969,192	$73	million
Sebastian Siemiatkowski (3)	3,055,068	$56	million
Commonwealth Bank of Australia (4)	1,764,696	$32	million
Roger W. Ferguson, Jr. (5)	54,288	$1	million
Omid R. Kordestani (6)	54,288	$1	million
________________
Note: The amounts in U.S. dollars included in this section were translated from SEK, where applicable, using the SEK/USD exchange rate of 10.3851 in effect as of July 5, 2022.
(1)Consists of Sequoia Capital U.S. Growth Fund IV, L.P., Sequoia Capital Global Growth Fund L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., Sequoia Capital Global Growth Principals Fund L.P. and Sequoia Capital US/E Expansion Fund I, L.P. Michael Moritz, the Chairperson of our board of directors, was a general partner at Sequoia Capital until July 2023. Andrew Reed, a member of our board of directors, is a general partner at Sequoia Capital. Entities affiliated with Sequoia Capital collectively hold more than 5% of our ordinary shares.
(2)Represents 2,764,800 shares acquired for an aggregate purchase price of $51 million by Krokusvik Holding AB, 651,636 shares acquired for an aggregate purchase price of $12 million by Kraft Opportunity AS, 444,240 shares acquired for an aggregate purchase price of $8 million by Svalviken Holding AB and 108,516 shares acquired for an aggregate purchase price of $2 million by Rosfelt Enterprises AB. Victor Jacobsson holds management positions, board seats and/or equity interests in the aforementioned entities. Mr. Jacobsson holds more than 5% of our ordinary shares.
(3)Represents 3,044,532 shares acquired for an aggregate purchase price of $56 million by K Friends Partners 2022 AB and 10,536 shares acquired for an aggregate purchase price of $0.2 million by Flat Capital AB. Sebastian Siemiatkowski controls the aforementioned entities. Mr. Siemiatkowski is our co-founder, Chief Executive Officer and a member of our board of directors. He also holds more than 5% of our ordinary shares.
(4)Commonwealth Bank of Australia holds more than 5% of our ordinary shares.
(5)Roger W. Ferguson, Jr. is a member of our board of directors.
(6)Represents shares acquired by Omid Kordestani Revocable Trust, for which Omid R. Kordestani acts as the trustee. Mr. Kordestani is a member of our board of directors.
Convertible Notes Repurchase
On September 11, 2023, we entered into a convertible note sale agreement with Commonwealth Bank of Australia (“CBA”), whereby we repurchased $50.0 million aggregate principal amount of our convertible notes originally issued to CBA at various times from September 2019 to March 2022, for an aggregate purchase price of $30.0 million. On the same day, CBA purchased 144,132 ordinary shares (1,729,584 ordinary shares after giving effect to Share Split) of Klarna Holding for an aggregate purchase price of $30 million.
Partnership with Milkywire
On April 21, 2021, we entered into a partnership agreement with Milkywire AB (“Milkywire”), an environmental impact platform, for the sourcing and vetting of planet health initiatives to which we make donations or from which we purchase carbon removal services in furtherance of our sustainability efforts. In addition, Milkywire provides us with services and tools related to donation solutions, including facilitation of carbon credit purchases, product development, digital integrations, websites, campaigns, content creation and other digital solutions. Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer. Mrs. Siemiatkowski remains the chief executive officer and sole owner of Milkywire.
From January 1, 2022 through the filing date of this registration statement, we have paid an aggregate of $2.75 million to Milkywire for the services provided to us. Furthermore, we transferred Milkywire an additional $1.0 million for purchases of carbon credits on our behalf, all of which was paid to the providers of the carbon credits that we purchased.
In addition, our donations to organizations sourced and vetted by Milkywire are made through the WRLD Foundation, a registered nonprofit organization in the United States and Sweden. Mrs. Siemiatkowski is the founder and a board member of the WRLD Foundation. From January 1, 2022 through the filing date, we have donated an aggregate of $12.8 million to the WRLD Foundation. We also provide consumers with the ability to voluntarily make donations to the WRLD Foundation while using our network through several donation features, both online and in the Klarna app, as part of our planet health initiative. Such donations are made directly by our consumers in their sole discretion.
We engaged Milkywire following a comprehensive selection process and believe the fees paid to Milkywire reflect competitive rates for the service provided. The partnership agreement, including the fees paid to Milkywire, has been approved by our board of directors, with Mr. Siemiatkowski recusing himself from the related deliberations and approval, in accordance with our conflicts of interest and similar policies and procedures then in effect.
Disposition of Hero Virtual Shopping Platform
On April 19, 2024, we entered into a call and put option agreement with Bambuser AB (“Bambuser”), pursuant to which we sold all shares in Swift Virtual Shopping SPV LTD (“Swift Virtual”) to Bambuser for $1 million. Brightfolk A/S, a wholly-owned subsidiary of Heartland A/S, owns 18.2% of Bambuser’s outstanding shares and a controlled subsidiary of Heartland A/S owns more than 5% of our ordinary shares. The assets of Swift Virtual sold to Bambuser related to the virtual shopping solution originally acquired by us on July 9, 2021 as part of the acquisition of Hero Towers Ltd (UK), an e-commerce technology firm. The transaction closed on May 27, 2024.
Corporate Reorganization
In May 2024, we redomiciled our parent company from Sweden to the U.K. by way of a share-for-share exchange. Pursuant to the share-for-share exchange, shareholders of Klarna Holding exchanged their shares for an equal number of shares in Klarna Group plc. After the completion of the corporate reorganization, Klarna Group plc became our ultimate holding company. See “Description of Share Capital and Articles of Association—Corporate Reorganization.”
Use of Klarna Network by Directors and Officers
Our directors and officers and their immediate family members have in the past used, and may in the future use, our payment options offered on the Klarna network, including Pay Later and Fair Financing, which involve provision of consumer loans by us. Any such loans outstanding as of the date of this prospectus (i) were similar to all of the consumer loans originated on our network, i.e., were extended primarily for personal, family or household purposes, (ii) were extended in the ordinary course of our consumer credit business, under the same conditions applicable to such loans in the jurisdictions in which they were originated and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other consumers in such jurisdictions, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features. The average outstanding balance for these related parties did not materially exceed, if at all, our overall average outstanding balance per consumer in any fiscal year since January 1, 2022.
Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of our principal shareholders identified on the signature pages thereto. The Registration Rights Agreement will grant certain demand registration rights, short-form registration rights and piggyback registration rights in respect of our ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us. The form of the Registration Rights Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.
Related Party Transactions Policy
Prior to the completion of this offering, we will adopt a new related party transaction policy. This related party transaction policy will require certain related party transactions to be approved by our board of directors or a designated committee thereof, which may include our Audit Committee.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table and accompanying footnotes present information relating to the beneficial ownership of our ordinary shares and Class B shares as of March 14, 2025 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of any class of our voting securities;
•each of our directors and executive officers, individually;
•all of our directors and executive officers as a group; and
•the selling shareholders, which consist of the entities shown as having shares listed in the column “Ordinary Shares to Be Sold in This Offering.”
We present such beneficial ownership information as of (1) immediately prior to the completion of this offering; (2) following the sale of ordinary shares in this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares; and (3) following the sale of ordinary shares in this offering, assuming the underwriters’ option to purchase additional ordinary shares is exercised in full.
The number of ordinary shares and Class B shares held by each entity, person, executive officer or director is determined in accordance with the rules of the SEC (the “beneficial ownership rules”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the beneficial ownership rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Consequently, in computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all of our ordinary shares underlying warrants or options held by the person that are currently exercisable, or exercisable within 60 days of March 14, 2025, or issuable pursuant to RSUs held by the person that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the shares shown as beneficially owned by the shareholder in the table. The table and accompanying footnotes below have been prepared based upon information furnished to us by our shareholders. The table below does not reflect any purchases of our ordinary shares in this offering by the shareholders set forth below.
The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of our shares outstanding:
•immediately prior to the completion of this offering:         ordinary shares (after giving effect to the Subsequent 2025 Share Issuances), no Class B shares (after giving effect to the Class B Bonus Issuance) and no Class C shares outstanding as of March 14, 2025;
•following the sale of ordinary shares in this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares:              ordinary shares (which assumes the sale and issuance by us of                ordinary shares in this offering),            Class B shares (after giving effect to the Class B Bonus Issuance and the Class B Redesignation) and no Class C shares; and
•following the sale of ordinary shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional ordinary shares:               ordinary shares (which further assumes the sale and issuance by us of                  ordinary shares pursuant to the exercise of the

underwriters’ option to purchase additional ordinary shares),            Class B shares (after giving effect to the Class B Bonus Issuance and the Class B Redesignation) and no Class C shares.
A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Related Party Transactions.” The principal shareholders listed below do not have voting rights with respect to their ordinary shares or Class B shares that are different from the voting rights of other holders of our ordinary shares or Class B shares, respectively. The material differences between our ordinary shares and Class B shares are as follows: (i) holders of Class B shares are entitled to ten votes per share, whereas holders of our ordinary shares are entitled to one vote per share; (ii) holders of Class B shares do not have dividend or other effective economic rights; and (iii) Class B shares are not transferable and are subject to redesignation into deferred shares upon certain transfers of interests in ordinary shares and in certain other circumstances. See the section titled “Description of Share Capital and Articles of Association” included elsewhere in this prospectus for additional information about our multi-class share capital structure. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Klarna Group plc, 10 York Road, London SE1 7ND, United Kingdom.
As of March 14, 2025, to our knowledge, we had 262 holders of record of our ordinary shares in the United States, holding in the aggregate 141,512,772, or 38.63%, of our outstanding ordinary shares as of such date. We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government or other natural or legal person. There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of the company.

	Shares Beneficially Owned Prior to This Offering				% of Total Voting Power Before This Offering	Ordinary Shares to Be Sold in This Offering	Shares Beneficially Owned After This Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After This Offering Without Exercise of Underwriters’ Option	Additional Ordinary Shares to Be Sold in This Offering With Full Exercise of Underwriters’ Option	Shares Beneficially Owned After This Offering With Full Exercise of Underwriters’ Option				% of Total Voting Power After This Offering With Exercise of Underwriters’ Option
	Ordinary Shares		Class B Shares				Ordinary Shares		Class B Shares				Ordinary Shares		Class B Shares
Shareholder	Number	%	Number	%			Number	%	Number	%			Shares	%	Shares	%
Executive Officers
Sebastian Siemiatkowski(1)
David Fock(2)
Camilla Giesecke(3)
Niclas Neglén(4)
David Sandström(5)
Yaron Shaer(6)
David Sykes(7)
Non-Executive Directors
Michael J. Moritz
Roger W. Ferguson, Jr(8)
Lise Kaae(9)
Omid R. Kordestani(10)
Andrew Reed(11)
Sarah Smith(12)
Markus Villig
All executive officers and directors as a group (14 persons)
5% or Greater Shareholders:
Entities affiliated with Sequoia Capital(13)	78,812,592
Heartland A/S(14)	37,065,732
Victor Jacobsson(15)	31,354,860
Commonwealth Bank of Australia(16)	19,341,372
Other Selling Shareholders:
________________
*Represents beneficial ownership of less than 1%.
Note: The number of Class B shares beneficially owned prior to this offering gives effect to the Class B Bonus Issue but not the Class B Redesignation and assumes that all ordinary shares beneficially owned prior to this offering reflected in the table above are outstanding at the time of the Class B Bonus Issue.
(1)Consists of (i) 6,292,992 ordinary shares held by Double Sunday AB, (ii) 4,037,784 ordinary shares held by Double Sunday VI AB, (iii) 4,037,784 ordinary shares held by Double Sunday VII AB, (iv) 4,037,772 ordinary shares held by Double Sunday VIII AB, (v) 3,044,532 ordinary shares held by Double Sunday II AB, (vi) 3,044,532 ordinary shares held by K Friends Partners 2022 AB, (vii) 87,420 ordinary shares held by Flat Capital AB (publ) and (viii) 69,000 ordinary shares held by Musiara AB. Mr. Siemiatkowski controls the aforementioned entities and as such may be deemed to have voting and dispositive power with respect to the shares held by them. Double Sunday II AB has pledged 3,044,532 ordinary shares to Wellington Hadley Harbor Aggregator IV, L.P., pursuant to a joint venture agreement, dated as of October 14, 2022, between Double Sunday II AB and Wellington Hadley Harbor Aggregator IV, L.P.

Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above also includes 802,140 ordinary shares issuable upon the exercise of warrants and options to acquire ordinary shares that are currently exercisable, or exercisable within 60 days of March 14, 2025. At the same time, such number does not reflect ordinary shares issuable upon the exercise of an aggregate number of 16,408,848 warrants and options that are not exercisable within 60 days of March 14, 2025, of which 14,564,436 are Class C options. The information included in the table above assumes that Mr. Siemiatkowski will exercise all of his 5,882,472 Class C options that are currently exercisable, or exercisable within 60 days of March 14, 2025, to acquire Class C shares, which have an exercise price of $18.67 per share, instead of electing to acquire ordinary shares upon the exercise of such Class C options.
(2)Consists of (i) 3,000 ordinary shares held by Mr. Fock in his name as of March 14, 2025, (ii)         ordinary shares to be issued in exchange for 6,231 shares of Klarna Midco AB, one of our subsidiaries, (iii)       ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 4,544 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering, (iv)         ordinary shares (which number assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of       Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (v) 122,124 ordinary shares issuable upon the exercise of warrants and options that are currently exercisable, or exercisable within 60 days of March 14, 2025.
Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect (i)        ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions not expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (ii) 4,120,068 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(3)Consists of (i)         ordinary shares to be issued in exchange for 2,907 shares of Klarna Midco AB, one of our subsidiaries, (ii)       ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 4,857 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering, (iii)         ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (iv) 122,124 ordinary shares issuable upon the exercise of warrants and options that are currently exercisable, or exercisable within 60 days of March 14, 2025.
Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect (i)         ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions not expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (ii) 3,103,860 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(4)Consists of (i) 71,856 ordinary shares held by Mr. Neglén in his name as of March 14, 2025, (ii)       ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 4,171 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering, and (iii)         ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of          Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange.
Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect (i)         ordinary shares (which number assumes the initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions not expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (ii) 4,243,740 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(5)Consists of (i) 78,156 ordinary shares held by Mr. Sandström in his name as of March 14, 2025, (ii)         ordinary shares to be issued in exchange for 3,115 shares of Klarna Midco AB, one of our subsidiaries, (iii)          ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 5,980 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering, and (iv)         ordinary shares (which

number assumes the initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange.
Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect (i)         ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions not expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (ii) 2,293,548 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(6)Consists of (i)      ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 4,450 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering, (ii)         ordinary shares (which number assumes the initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of          Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (iii) 144,804 ordinary shares issuable upon the exercise of warrants and options that are currently exercisable, or exercisable within 60 days of March 14, 2025.
Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect (i)         ordinary shares (which number assumes the initial public offering price of $       per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions not expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (ii) 3,678,816 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(7)Consists of (i) 184,596 ordinary shares held by Mr. Sykes in his name as of March 14, 2025, (ii)      ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 10,334 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering, and (iii)         ordinary shares (which number assumes the initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of          Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange.
Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect (i)         ordinary shares (which number assumes the initial public offering price of $         per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions not expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (ii) 3,601,248 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(8)Consists of (i) 69,276 ordinary shares held by Mr. Ferguson in his name as of March 14, 2025, (ii)      ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 22,154 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering, and (iii)         ordinary shares (which number assumes the initial public offering price of $         per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of          Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange.
Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect (i)         ordinary shares (which number assumes the initial public offering price of $        per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of         Larkan shares issuable upon vesting of RSUs that are subject to vesting and settlement conditions not expected to occur within 60 days of March 14, 2025, the number of which depends on the price per our ordinary share at the time of such exchange, and (ii) 19,344 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(9)Excludes the ordinary shares held of record by Aktieselskabet af 20.3.2020. Ms. Kaae disclaims beneficial ownership of such ordinary shares.
(10)Consists of (i) 54,288 ordinary shares acquired by Omid Kordestani Revocable Trust, for which Mr. Kordestani acts as the trustee and (ii)      ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the

estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 95,650 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering. Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect 17,796 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(11)Consists of 74,146,068 ordinary shares listed in footnote 13. Mr. Reed disclaims beneficial ownership of such ordinary shares.
(12)Consists of    ordinary shares (which number depends on the initial public offering price per our ordinary share in this offering and assumes the initial public offering price of $      per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable upon the exchange of 103,400 Larkan shares issued upon vesting of RSUs, which exchange is expected to occur in connection with the completion of this offering. Pursuant to the beneficial ownership rules, the number of ordinary shares listed in the table above does not reflect 19,344 ordinary shares issuable upon the exercise of warrants and options that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days of March 14, 2025.
(13)Consists of (i) 34,177,680 ordinary shares held by Sequoia Capital GFIV Sweden, L.P., (ii) 6,681,432 ordinary shares held by Sequoia Capital Global Growth Fund L.P. (“SC GGF”), (iii) 6,515,820 ordinary shares held by Sequoia Capital US/E Expansion Fund I, L.P. (“SC EXP I”), (iv) 6,130,908 ordinary shares held by Sequoia Capital Global Growth Fund III - Endurance Partners, L.P. (“SC GGF III”), (v) 1,676,808 ordinary shares held by Sequoia Capital U.S. Growth Fund IV, L.P. (“SC GFIV”), (vi) 1,124,940 ordinary shares held by Sequoia Capital Global Growth Fund II, L.P. (“SC GGF II”), (vii) 241,128 ordinary shares held by Sequoia Capital Global Growth Principals Fund, L.P. (“SC GGF PF”), (viii) 13,920 ordinary shares held by Sequoia Capital Global Growth II Principals Fund, L.P. (“SC GGF II PF”), (ix) 17,559,192 ordinary shares held by Sequoia Grove II, LLC (“Grove II”); (x) 24,240 ordinary shares held by Sequoia Grove UK, L.P. (“Grove UK”); and (xi) 4,666,524 ordinary shares held by SCGE Fund, L.P. SC US (TTGP), Ltd. is (i) the general partner of SCGF IV Management, L.P., which is the general partner of Sequoia Capital GFIV Sweden, L.P. and SC GFIV (collectively, the “GFIV Funds”), (ii) the general partner of SCGGF Management, L.P., which is the general partner of each of SC GGF and SC GGF PF (collectively, the “GGF Funds”), (iii) the general partner of SC Global Growth II Management, L.P., which is the general partner of each of SC GGF II and SC GGF II PF (collectively, the “GGF II Funds”), (iv) the general partner of SCGGF III – Endurance Partners Management, L.P., which is the general partner of SC GGF III, and (v) the general partner of SC US/E Expansion Fund I Management, L.P., which is the general partner of SC EXP I (collectively referred to as the “SC US (TTGP) Entities”). As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by the GFIV Funds, the GGF Funds, the GGF II Funds, SC GGF III and SC EXP I. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the GGF Funds are Douglas M. Leone and James J. Goetz. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the GGF II Funds and GGF III are Douglas M. Leone and Roelof Botha. As a result, and by virtue of the relationships described in this paragraph, each such person may be deemed to share voting and dispositive power with respect to the shares held by the GGF Funds, the GGF II Funds and GGF III. The directors and stockholders of SC US (TTGP), Ltd. who participate in decisions to exercise voting and investment discretion with respect to the securities referred to above held by SC EXP I include Andrew Reed, a member of our board of directors. Each of Messrs. Leone, Goetz, Botha and Reed disclaims beneficial ownership of such ordinary shares. Sequoia Grove Manager, LLC is the manager of Grove II and the general partner of Grove UK (collectively, the “Sequoia Grove Entities” and, together with the SC US (TTGP) Entities, collectively, the “Sequoia Capital Entities”). As a result, Sequoia Grove Manager, LLC may be deemed to share voting and dispositive power with respect to the shares held by Grove II and Grove UK. SCGE (LTGP), L.P. is the general partner of, and SCGE Management, L.P., a registered investment adviser under the Investment Advisers Act of 1940, as amended, acts as investment adviser to, SCGE Fund, L.P. (collectively referred to as the “SCGE Entities”). SCGE Management, L.P., as investment advisor, has sole voting and investment power with respect to the ordinary shares held by SCGE Fund, L.P. The SCGE Entities and the Sequoia Capital Entities may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to their ownership of Company shares. The address for each of the persons and the Sequoia Capital Entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025, and the address for the SCGE Entities identified in this footnote is 2882 Sand Hill Road, Suite 250, Menlo Park, California 94025.
(14)Reflects ordinary shares held of record by Aktieselskabet af 20.3.2020, which is a controlled subsidiary of Heartland A/S (“Heartland”). Heartland is a private holding company controlled by Anders Holch Povlsen. As a result, Mr. Povlsen holds voting and dispositive power with respect to the ordinary shares held by Aktieselskabet af 20.3.2020. Lise Kaae, a member of our board of directors, is the chairman of the board of directors of Aktieselskabet af 20.3.2020 and the chief executive officer of Heartland. As a result, Ms. Kaae may be deemed to have voting and dispositive power with respect to such ordinary shares. Ms. Kaae expressly disclaims beneficial ownership of the ordinary shares held by Aktieselskabet af 20.3.2020.The address for the entities referred to in this footnote is Store Torv 1 3., 8000 Aarhus C, Denmark.
(15)Consists of (i) 1,200 ordinary shares held by Mr. Jacobsson in his name, (ii) 14,979,264 ordinary shares held by Stenbranten Holding AB, (iii) 3,769,704 ordinary shares held by Krokusvik Holding AB, (iv) 3,192,444 ordinary shares held by Kraftdalen Holding AB, (v) 2,959,176 ordinary shares held by TTS Pass A AB, (vi) 2,082,132 ordinary shares held by TTS Pass AB, (vii) 1,633,920 ordinary shares held by Svalviken Holding AB, (viii) 1,293,360 ordinary shares held by K Opportunity AB, (ix) 775,920 ordinary shares held by TTS Pass B AB, (x) 600,000 ordinary shares held by Algbranten Holding AB and (xi) 67,740 ordinary shares held by TALCES AB. Mr. Jacobsson holds management positions, board seats and/or equity interests in the aforementioned entities and as such may be deemed to have or share voting and dispositive power with respect to our ordinary shares held by such entities.

(16)The board of directors of the Commonwealth Bank of Australia (“CBA”) approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over our ordinary shares held by CBA. The board of directors of CBA includes Paul O'Malley, Matt Comyn, Lyn Cobley, Julie Galbo, Peter Harmer, Kate Howitt, Simon Moutter, Mary Padbury and Rob Whitfield AM, and each of them disclaims beneficial ownership of the securities held by CBA except to the extent of any pecuniary interest therein. The address for CBA is Commonwealth Bank Place South, 11 Harbour Street, Sydney 2000, Australia.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following description is a summary of our share capital as specified in our articles of association, which will be adopted in connection with this offering. This summary does not purport to be complete and the statements in this summary are qualified in their entirety by reference to, and are subject to, the detailed provisions of our articles of association and the Companies Act. You are encouraged to read the articles of association in their entirety, which will be filed as Exhibit 3.1 to the registration statement of which this prospectus forms a part.
Corporate Reorganization
We are a public company with limited liability incorporated pursuant to the laws of England and Wales on November 7, 2022 as Klarna UK II PLC and renamed as Klarna Group plc on December 13, 2023. We are registered with the Registrar of Companies in England and Wales under number 14467769, and our registered office is at 10 York Road, London SE1 7ND, United Kingdom.
We were incorporated for the purposes of becoming the ultimate holding company of Klarna Holding and its subsidiaries and consummating the corporate reorganization described herein. Klarna Holding was formed in January 2005 as a private limited liability company and subsequently converted into a public limited liability company, in each case under the laws of Sweden. Klarna Group Midco Ltd (our wholly owned subsidiary) and Klarna Group Holdco Ltd (a wholly owned subsidiary of Klarna Group Midco Ltd) were incorporated in November 2022 as Jersey limited companies (originally under the name of Runway I Limited and Runway II Limited, respectively) for the purpose of becoming the indirect and direct, respectively, holding company of Klarna Holding and have not conducted any operations prior to this offering other than activities incidental to their formation, the corporate reorganization and this offering.
Pursuant to the terms of our corporate reorganization, and in each case with the exception of certain de minimis amounts, (i) all of the issued share capital in Klarna Holding was exchanged for the same number of ordinary shares in Klarna Group Holdco Ltd, (ii) all of the issued share capital in Klarna Group Holdco Ltd was exchanged for the same number of ordinary shares in Klarna Group Midco Ltd and (iii) all of the issued share capital in Klarna Group Midco Ltd was exchanged for the same number of ordinary shares in Klarna Group plc, and, as a result, Klarna Holding became an indirect wholly owned subsidiary of Klarna Group plc.
Capital Structure
Issued share capital
Immediately following the closing of this offering, we will have two classes of voting shares issued and outstanding: ordinary shares and Class B shares. Each ordinary share has one vote per share and each Class B share has ten votes per share. The ordinary shares and Class B shares will vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law. We will also have in issue deferred shares which shall not entitle the holder to voting rights, do not have any rights to participate in our profits or to receive dividends or other distributions and only participate in any liquidation, dissolution or our winding up only after we distributed to holders of our share capital $10.0 million for each ordinary share and $5.0 million for each Class C share they hold, which we do not expect to occur. In addition, during a period of five years from the completion of this offering, we may from time to time issue Class C shares.
Immediately following the closing of this offering, our issued and outstanding share capital will be $        , divided into           ordinary shares of $0.0001 nominal value each,           Class B shares of $0.0001 nominal value each, and         deferred shares with $0.000733 nominal value each,         deferred shares with         nominal value each, and           deferred shares with $0.0001 nominal value each.

In addition to the authority previously granted from our shareholders, our board of directors is expected to be granted the authority from our shareholders prior to the consummation of this offering to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to convert any security into, new ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $3,044,438.80, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on March 3, 2030. Renewal of such authorization is expected to be sought at least once every five years and possibly more frequently.
Our board of directors is also expected to be granted the authority from our shareholders prior to the consummation of this offering to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to convert any security into, new ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $12,786.64, for a period expiring (unless previously renewed, varied or revoked by us in a general meeting) on March 3, 2030. We expect to use this authority to, when commercially advantageous to us, grant to our merchants and other partners ordinary shares, securities convertible into our ordinary shares or rights to subscribe for, or convert any security into, our ordinary shares, in order to incentivize them and align our interests with those of such partners.
Ordinary shares
Voting rights. The holders of our ordinary shares are entitled to one vote per ordinary share on all matters to be voted upon by the shareholders other than with respect to matters that require a separate class vote in accordance with applicable law.
Dividend rights. The holders of our ordinary shares are entitled to receive ratably such dividends or other distributions, if any, as may be approved from time to time by the board of directors out of funds legally available for such dividends and otherwise to participate in our profits; provided that each ordinary share shall participate to the extent of twice the amount of each Class C share (on a per share basis). See “Dividend Policy.”
Rights upon liquidation. In the event of liquidation, dissolution or winding up of Klarna Group plc, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities; provided that each ordinary share shall participate to the extent of twice the amount of each Class C share (on a per share basis).
Class B shares
Voting rights. The holders of our Class B shares are entitled to ten votes per share on all matters to be voted other than with respect to matters that require a separate class vote in accordance with applicable law. The voting rights attached to each Class B share may only be exercised by their original holder, as reflected in our register of members.
Dividend rights. The holders of our Class B shares do not have any rights to participate in our profits and will not have any right to receive dividends or other distributions.
Rights upon liquidation. The holders of our Class B shares only have limited rights to receive a distribution equal to the nominal value paid-up or credited as paid-up on such Class B shares upon our liquidation, dissolution or winding up, following the prior payment of the nominal capital paid up or credited as paid up on each ordinary share and Class C share, as well as an amount of $10,000,000 on each ordinary share and $5,000,000 on each Class C share upon such liquidation, dissolution or winding up.
Redesignation. The Class B shares will be redesignated (i.e., converted) by us into deferred shares in connection with certain events, in accordance with our articles of association, including certain disposals of interests in ordinary shares by holders of our Class B shares or their affiliates.
Issue and transfer. The Class B shares can only be issued prior to this offering and cannot be transferred to any person.

Class C shares
Voting rights. The holders of our Class C shares are entitled to ten votes per share on all matters to be voted upon by the shareholders other than with respect to matters that require a separate class vote in accordance with applicable law.
Dividend rights. The holders of our Class C shares are entitled to receive ratably such dividends or other distributions, if any, as may be approved from time to time by our board of directors out of funds legally available for such dividends, and otherwise to participate in our profits; provided that each Class C share shall participate to the extent of half the amount of each ordinary share (on a per share basis). See “Dividend Policy.”
Rights upon liquidation. In the event of our liquidation, dissolution or winding up, the holders of Class C shares are entitled to share ratably in all assets remaining after payment of liabilities; provided that each Class C share shall participate to the extent of half the amount of each ordinary share (on a per share basis).
Redesignation. The Class C shares will be redesignated by us into ordinary shares and deferred shares: (i) at the election of the holder; (ii) if they are transferred (other than in permitted circumstances); (iii) if Sebastian Siemiatkowski and his related or affiliated persons cease to beneficially own the relevant Class C shares; (iv) if Mr. Siemiatkowski ceases to provide services to us; and (v) in other specified circumstances. For every two Class C shares to be redesignated, one Class C share will be redesignated into one ordinary share and one Class C share will be redesignated into one deferred share; provided that, if at any time the number of Class C shares to be redesignated is an odd number, the one remaining Class C share will be redesignated into one deferred share.
Issue and transfer. The Class C shares can only be issued to Mr. Siemiatkowski and certain of his related and affiliated persons, their respective nominees and a depositary service prior to the fifth anniversary of this offering; provided that the maximum number of Class C shares that may be issued is that number which would result in the aggregate number of votes that are eligible to be cast by the Class C shares at our general meeting being equal to 15% of the aggregate number of votes that would have been eligible to be cast by the shares at our general meeting immediately prior to this offering. We have granted, and following this offering expect to grant, to Mr. Siemiatkowski Class C options pursuant to which he can elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options. Mr. Siemiatkowski’s acquisition of Class C shares pursuant to Class C options in any year will be subject to a limit of 1.5% of the number of issued and outstanding ordinary shares on the last day of the fiscal year preceding such acquisition. The Class C shares cannot be transferred, other than to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service.
Deferred shares
Voting rights. The holders of our deferred shares are not entitled in their capacity as holders of deferred shares to receive notice of any general meeting or to attend, speak or vote at any such meeting.
Dividend rights. The holders of our deferred shares do not have any rights to participate in our profits and will not have any right to receive dividends or other distributions.
Rights upon liquidation. The holders of deferred shares only have limited rights to receive a distribution equal to the nominal value paid-up or credited as paid-up on such deferred shares upon our liquidation, dissolution or winding up, following the prior payment of the nominal capital paid up or credited as paid up on each ordinary share, Class B share and Class C share, as well as an amount of $10,000,000 on each ordinary share and $5,000,000 on each Class C share upon such liquidation, dissolution or winding up.

Deferred shares typically arise as a result of amendments to share capital (for example, upon redesignation of our Class B shares) or as an alternative to cancelling shares pursuant to a court approved reduction of capital procedure.
Dividends
Under English law, we may only pay dividends out of profits available for that purpose. Profits available for distribution are our accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less our accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of our distributable reserves is a cumulative calculation. We may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses.
Additionally, we may only make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
Our articles of association will authorize our board of directors to approve interim dividends without shareholder approval to the extent that the approval of such dividends appears justified by profits. Our board of directors may also recommend a final dividend to be approved and declared by the shareholders at an annual general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend may exceed the amount recommended by the board of directors. See “Dividend Policy.”
Our articles of association also permit a scrip dividend scheme under which our board of directors may offer any holders of shares entitled to receive dividends the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part determined by our board of directors) of a dividend subject to certain terms and conditions set out in our articles of association.
The right to receive a dividend lapses if unclaimed for 12 years.
Quorum for General Meetings
Our articles of association provide that no business shall be transacted at any general meeting unless a quorum is present.
The necessary quorum for a general meeting will be two qualifying persons, unless each is a representative of a corporation or each is appointed as proxy of a member and they are representatives of the same corporation or are proxies of the same member, except where we only have one member, that shareholder present at the meeting and entitled to vote is a quorum.
Voting Rights
Under our articles of association, each holder of ordinary shares is entitled to one vote for each ordinary share that they hold as of the record date for the meeting and each holder of Class B shares or Class C shares, as applicable, is entitled to ten votes for each Class B share or Class C share that they hold as of the record date for the meeting. Neither English law nor any of our constituent documents place limitations on the right of nonresident or foreign owners to vote or hold ordinary shares.
The voting at a general meeting must be taken by poll. Subject to any relevant special rights or restrictions attached to any shares, on a poll taken at a general meeting, each qualifying shareholder present in person or by proxy (or, in the case of a corporation, a corporate representative) and entitled to vote on the resolution has one vote for every ordinary share held by such shareholder and ten votes for every Class B share or Class C share held by such shareholder.

An ordinary resolution must be approved by a simple majority, and a special resolution approved by at least 75%, of shareholders attending and voting, whether in person or by proxy.
Amendment to Our Articles of Association
Under English law, shareholders may amend the articles of association of a company by special resolution. However, for so long as any of our shares are held in a settlement system operated by DTC or any affiliate or nominee therefor, including Cede & Co. and any successors thereto, the article in our articles of association which requires voting at a general meeting to be taken on a poll may only be removed, amended or varied by resolution of the shareholders passed unanimously.
General Meetings and Notices
An annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). At least seven clear days’ notice is required for any adjourned meeting, and such meeting must be held not less than 14 days but not more than 28 days after adjournment at such time and place specified for the purpose in the notice calling the meeting or as decided by the chairman of the meeting.
The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of our articles of association or the terms of allotment or issue of shares, are not entitled to receive notice), to the board of directors and to the auditors. Under English law, we are required to hold an annual general meeting of our shareholders within six months from the day following the end of our financial year. Subject to the foregoing, a general meeting may be held at a time and place determined by the board of directors.
Under English law, our board of directors must convene such a meeting once it has received requests to do so from shareholders representing at least 5% of our paid-up share capital carrying voting rights at general meetings (excluding any paid-up capital held as treasury shares).
Winding Up
In the event of a voluntary winding up of the Company, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, subject to the U.K. Insolvency Act of 1986, after effectively applying the Company’s property to satisfy the Company’s liabilities, divide among the holders of the Company’s ordinary shares the whole or any part of the assets of the Company, whether they consist of property of the same kind or not, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the holders of ordinary shares of the Company as the liquidator, with such sanction, may determine. No shareholder of the Company shall be compelled to accept any assets upon which there is a liability.
On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of the Company available for distribution among the holders of ordinary shares shall be applied pro rata (rounded to the nearest whole number).
Rights of Preemption on New Issues of Shares
Under the Companies Act, the allotment of “equity securities” (except pursuant to an employees’ share scheme and as bonus shares) that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed or the articles of association otherwise provide disapplication from this requirement (which disapplication can be for a maximum of five years after which shareholders’ approval would be required to renew the disapplication). “Equity securities” means ordinary shares or rights to subscribe for, or convert securities into, ordinary shares where ordinary shares means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. In relation to the Company, “equity securities” will therefore include the ordinary shares, and all rights to subscribe for or convert securities into such shares.
In addition to the authority previously granted from our shareholders, our board of directors is expected to be granted the authority from our shareholders prior to the consummation of this offering to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to convert any security into, new ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $3,044,438.80, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on March 3, 2030. Renewal of such authorization is expected to be sought at least once every five years and possibly more frequently.
Our board of directors is also expected to be granted the authority from our shareholders prior to the consummation of this offering to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to convert any security into, new ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $12,786.64, for a period expiring (unless previously renewed, varied or revoked by us in a general meeting) on March 3, 2030. We expect to use this authority to, when commercially advantageous to us, grant to our merchants and other partners ordinary shares, securities convertible into our ordinary shares or rights to subscribe for our ordinary shares, in order to incentivize them and align our interests with those of such partners.
Disclosure of Ownership Interests in Shares
Section 793 of the Companies Act gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, an interest in any shares of the Company to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information after the date the notice is sent) can result in criminal or civil sanctions being imposed against the person in default.
Under our articles of association, if any of our shareholders, or any other person appearing to be interested in the shares of the Company held by such shareholder, has been duly served with a notice under section 793 and fails to give us the information required by such notice or has made a statement which is false or inadequate in a material particular, then our board of directors may, in its absolute discretion at any time by notice, withdraw voting rights and place restrictions on the rights to receive dividends and refuse to register a transfer of such shares.
Alteration of Share Capital; Share Repurchases
Subject to the provisions of the Companies Act, and without prejudice to any relevant special rights attached to any class of shares, we may, from time to time, among other things:
•increase our share capital by allotting and issuing new shares in accordance with our articles of association and any relevant shareholder resolution;
•consolidate all or any of our share capital into shares of a larger nominal amount (i.e., par value) than the existing shares;
•subdivide any of our shares into shares of a smaller nominal amount (i.e., par value) than the existing shares; or
•redenominate our share capital or any class of share capital.
We may not redenominate, consolidate, divide or subdivide any class of voting shares without redenominating, consolidating, dividing or subdividing (as the case may be) the other classes of our voting shares.

English law prohibits us from purchasing our own shares unless such purchase has been approved by our shareholders. Shareholders may approve two different types of such share purchases: “on-market” share purchases or “off-market” share purchases. “On-market” purchases may only be made on a “recognized investment exchange,” which does not include the NYSE, which is the only exchange on which the Company’s shares will be traded. In order to purchase our own shares, as a company listed on the NYSE, we must therefore obtain the approval of our shareholders for an “off-market purchase” (on the basis of a specific purchase agreement with a financial intermediary) to acquire shares that are traded on the NYSE. This requires our shareholders to pass an ordinary resolution approving an “off-market purchase,” where such approval may be for a maximum period of five years. In relation to an “off-market purchase,” we may not acquire our own shares until the terms of the contract pursuant to which the purchase(s) are to be made have been authorized by our shareholders. Prior to this offering, we expect that our shareholders will pass a resolution to approve certain contracts pursuant to which we will be able to make “off-market” purchases from selected investment banks. This resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently.
Transfer and Registration of Shares
Our articles of association allow shareholders to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which our board of directors may approve.
The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share that is not fully paid) by or on behalf of the transferee. Our articles of association also permit transfer of shares in uncertificated form by means of a relevant electronic system.
We may not charge a fee for registering the transfer of a share.
Our board of directors may, in its absolute discretion, refuse to register a transfer of shares in certificated form if, among other things, it is not fully paid (provided that the refusal does not prevent dealings in the shares from taking place on an open and proper basis), is with respect to a share on which we have a lien and sums in respect of which the lien exists are payable and are not paid within 14 clear days after due notice has been sent or if such transfer may violate any law or regulation applicable to us, the shares, the holder, the member or proposed transferee or breach of any contractual obligation whether or not we are a party to, or a beneficiary of, such contract. If our board of directors refuses to register a transfer of a share, it shall notify the transferor of the refusal and the reasons for it as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with us (in the case of a transfer of a share in certificated form) or the instructions to the relevant system were received. Any instrument of transfer which our board of directors refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.
Computershare Trust Company, N.A. will act as our transfer agent and registrar. The share register reflects only registered owners of our ordinary shares, Class B shares, Class C shares and deferred shares. Registration in the Company’s share register will be determinative of ownership of shares of the Company. A shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the clearance service or depositary (for example, Cede & Co., as nominee for DTC, or GTU Ops, Inc., as nominee for Computershare Trust Company, N.A.) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who holds such shares beneficially through a clearance service or depositary or other nominee will not be registered in the Company’s official share register, as the depositary or other nominee will remain the record holder of any such shares.
In the event that the Company notifies one or both of the parties to a share transfer that it believes stamp duty or SDRT is required to be paid in connection with a transfer of shares of the Company, if the parties to the transfer have an instrument of transfer duly stamped to the extent required and then provide such instrument of transfer to the Company’s share registrar, the buyer will be registered as the legal owner of the relevant shares on the official share register, subject to our rights with respect to the disclosure of interests in our shares.
Annual Accounts and Independent Auditor
Under English law, a “quoted company,” which includes a company whose equity share capital is admitted to dealing on the NYSE, must deliver to the Registrar of Companies a copy of:
•the company’s annual accounts;
•the directors’ remuneration report;
•the directors’ report;
•a strategic report; and
•the auditor’s report on those accounts, on the auditable part of the directors’ remuneration report, on the directors’ report and on the strategic report.
The annual accounts and reports must be presented to the shareholders at a general meeting (although a vote is not mandatory in respect of such documents). Our individual accounts must be prepared in accordance with the U.K. GAAP or IFRS as adopted by the United Kingdom. Our consolidated group accounts must be prepared in accordance with the U.K. GAAP, IFRS as adopted by the United Kingdom, or, following completion of this offering, U.S. GAAP for a period expiring at the end of the fourth financial year from our incorporation. In addition, for public reporting purposes we will prepare consolidated financial statements in accordance with IFRS. Under our articles of association, copies of the annual accounts and reports for that financial year must be sent to every shareholder, every debenture holder and every person entitled to receive notice of general meetings at least 21 clear days before the date of the meeting at which copies of the documents are to be presented. Our articles of association provide that any documents to our shareholders may be distributed in electronic form or by making them available on a website, as long as shareholders have agreed that such documents may be sent or supplied in that form.
As an English company with no applicable exemptions from the audit requirements under the Companies Act and applicable law, we must appoint an independent auditor to audit the annual accounts of the Company. The auditor of a public company may be appointed by ordinary resolution at the general meeting of the company at which the company’s annual accounts are laid. Directors can also appoint auditors at any time before the company’s first accounts meeting, after a period of exemption or to fill a casual vacancy.
The remuneration of an auditor is fixed by our shareholders by ordinary resolution or in a manner that our shareholders by ordinary resolution determine.
Board of Directors
The number of directors shall not be less than two (unless otherwise determined by ordinary resolution) and not more than eleven.
Subject to our articles of association and the Companies Act, we may by ordinary resolution elect a person who is willing to act to be a director and the board of directors shall have power to appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director. In accordance with the Companies Act and our articles of association, our directors may be removed from office before the expiration of his or her term by an ordinary resolution of shareholders.
Except as otherwise determined by a majority of directors, our board of directors shall be divided into three classes (Class A, Class B and Class C) that consist, as nearly as possible, of a number of directors equal to one-third of the total number of directors. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. At each succeeding annual general meeting, directors shall be appointed to succeed and/or be re-appointed to continue, as the directors of the class whose term expires at such annual general meeting, for a term ending upon the conclusion of the third annual general meeting following their appointment or re-appointment.
Following this offering, our directors will be divided among the three classes as follows:
•the Class A directors will be           ,            and           , and their terms will expire at the first annual meeting of our shareholders following this offering;
•the Class B directors will be           ,            and           , and their terms will expire at the second annual meeting of our shareholders following this offering; and
•the Class C directors will be           ,            and           , and their terms will expire at the third annual meeting of our shareholders following this offering.
Subject to the provisions of our articles of association, the board of directors may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit.
The quorum for a meeting of the board of directors may be fixed by the board, but it must never be less than half of the total number of directors, from time to time, and, unless so fixed at any other number, shall be such number as is nearest to but not less than half of the total number of directors, from time to time.
Questions arising at any board meeting shall be determined by a majority of votes of the directors present and entitled to vote at such meeting. Subject to our articles of association, each director participating in a board meeting has one vote and, in the case of an equality of votes, the chair shall have a second or casting vote, unless he or she is not entitled to vote on the resolution in question.
Directors shall be entitled to such remuneration as we may determine by ordinary resolution for their services to us as directors and for any other service which they undertake for us. Subject to and in default of such determination, each such director shall be paid a fee for their services at such rate as may from time to time be determined by our board of directors; provided that the agreement or payment of any such fee would not result in non-compliance with any relevant exchange listing or other requirements. Any director who is not an executive officer and who performs special services which, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the board may determine; provided that the payment of any such extra remuneration would not result in non-compliance with any relevant exchange listing or other requirements. We may pay our directors for all travelling, hotel and other expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from board meetings, committee meetings, general meetings or separate meetings of the holders of any class of shares or our other securities, or otherwise. Subject to any guidelines and procedures established from time to time by our board of directors, we may also pay a director for all expenses incurred by them in obtaining professional advice in connection with our affairs or the discharge of their duties as a director.
Our board of directors may also, in accordance with the requirements set out in our articles of association, authorize any matter or situation proposed to them by any director, which would, if not authorized, involve a director breaching his or her duty to avoid conflicts of interests. A director seeking authorization in respect of such conflict shall declare to the other directors the nature and extent of their interest in a conflict as soon as is reasonably practicable. Any such authorization by the board of directors will be effective only if:
(i)the proposal to be authorized is made by a director in writing and delivered to the other directors or made orally at a meeting of the board, in each case setting out particulars of the conflict;

(ii)any requirements as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other conflicted director; and
(iii)the matter was agreed to without the conflicted director voting or would have been agreed to if the conflicted director’s vote had not been counted.
Liability of Directors and Officers
Subject to the provisions of English law and our articles of association, our relevant officers are entitled to be indemnified against all costs, charges, losses, expenses and liabilities incurred by them as a relevant officer in the actual or purported execution and/or discharge of their duties. Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our directors or officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions
Share issues in the context of an acquisition
Our articles of association provide our board of directors with the power to establish a rights plan and to grant rights to subscribe for our shares pursuant to a rights plan, including, without limitation, where, in the opinion of our directors, acting in good faith and on such grounds as our board of directors shall consider reasonable, in the context of an acquisition or potential acquisition of 15% or more of our issued voting shares, to do so would improve the likelihood that:
•an acquisition process is conducted in an orderly manner;
•all our shareholders are treated equally and fairly and in a similar manner;
•an optimum price is achieved for our ordinary shares;
•our success would be promoted for the benefit of our shareholders as a whole;
•our long-term interests and those of our employees, our shareholders and business would be safeguarded;
•we would not suffer serious economic harm; and/or
•the board of directors would have time to gather relevant information and pursue appropriate strategies.
Our articles of association further provide that our board of directors may, in accordance with the terms of a rights plan, determine to (i) allot shares pursuant to the exercise of rights or (ii) exchange rights for our shares, including (without limitation) where, in the opinion of our board of directors acting in good faith and on such grounds as it shall consider reasonable, in the context of an acquisition or potential acquisition of 15% or more of our issued voting shares, to do so would approve the likelihood that:
•the use of abusive tactics by any person in connection with such acquisition would be prevented;
•unequal treatment of shareholders would be prevented;
•an acquisition which would undervalue us would be prevented;

•harm to the prospects of our success for the benefit of our shareholders as a whole would be prevented;
•our long-term interests and those of our employees, our shareholders and our business would be safeguarded; and/or
•we would not suffer serious economic harm.
Under the Takeover Code, the board of directors of a public company incorporated under the laws of England and Wales is constrained from implementing such defensive measures. However, as discussed above, these measures are included in our articles of association to be in effect prior to the consummation of this offering, the Takeover Code is not expected to apply to us and these measures are included commonly in the constitutive documents of U.S. companies.
These provisions will apply for so long as we are not subject to the Takeover Code.
Multi-class share capital structure
Since each holder of Class B shares and Class C shares is entitled to ten votes per share and each holder of ordinary shares is entitled to one vote per share, holders of our Class B shares and Class C shares may be able to significantly influence the outcome of matters requiring shareholder approval. In addition, our Class B shares will be redesignated into deferred shares in connection with certain events in accordance with our articles of association, including in connection with certain transfers of interests in our ordinary shares. Redesignation of these Class B shares could result in the remaining holders of our Class B shares and holders of our Class C shares being able to significantly influence the outcome of matters requiring shareholder approval. Our Class C shares can only be issued to Sebastian Siemiatkowski and certain of his affiliated and related parties, their respective nominees and a depositary service.
Classified board of directors
In accordance with the terms of our articles of association, our board of directors is divided into three classes (Class A, Class B and Class C), with members of each class serving staggered three-year terms. Each class shall consist, as nearly as possible, of a number of directors equal to one-third of the total number of directors. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management. See “Management—Composition of Our Board of Directors.”
Other Relevant English Law Considerations
Takeover Code
Until 11.59 p.m. on February 2, 2027 (the “Transition Period”), the Takeover Code applies, among other things, to an offer for a public company during the Transition Period with a registered office in the U.K. (or the Channel Islands or the Isle of Man) which securities are not admitted to trading on a regulated market in the U.K. (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the U.K. by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.
During the Transition Period, if at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the U.K., we would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
Given that our current intention is not to have central management and control situated within the U.K. (or the Channel Islands or the Isle of Man), we do not currently expect that the Takeover Code will apply to an offer for Klarna. At the same time, under English law, and whether or not a company is subject to the Takeover Code, an offeror for the company that has acquired (i) 90% in value of that company, and (ii) 90% of the voting rights carried by the shares to which the offer relates may exercise statutory squeeze-out rights to compulsorily acquire the shares of the non-assenting minority, as further discussed below. However, if an offer for the company is conducted by way of a scheme of arrangement, the threshold for the offeror obtaining 100% of its shares has two components: (i) the approval by a majority in number of each class of the company’s shareholders present and voting at the shareholder meeting; and (ii) the approval of the company’s shareholders representing 75% or more in value of each class of its shareholders present and voting at that meeting.
Mandatory Bid
Under the Takeover Code, where:
•any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which they are already interested, and in which persons acting in concert with them are interested) carry 30% or more of the voting rights of a company; or
•any person who, together with persons acting in concert with them, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with them, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable. The Takeover Panel should be consulted in advance in such cases.
An offer under Rule 9 of the Takeover Code must be in cash and at the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with them during the twelve months prior to the announcement of the offer.
Under the Takeover Code, a “concert party” arises where persons acting together pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) cooperate to obtain or consolidate control of a company. “Control” means holding, or aggregate holdings, of an interest in shares carrying 30% or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.
Squeeze-out
Under sections 979 to 982 of the Companies Act, if an offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the ordinary shares of the company and 90% of the voting rights carried by the ordinary shares of the company, it could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares, provided that no such notice may be served after the end of: (i) the period of three months beginning with the day after the last day on which the offer can be accepted; or (ii) if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, the period of six months beginning with the date of the offer.

Six weeks following service of the notice, the offeror must send a copy of it to the company together with the consideration for the ordinary shares to which the notice relates, and an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror.
The company will hold the consideration on trust for the outstanding shareholders. The consideration offered to the ordinary shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.
A dissenting shareholder may object to the transfer on the basis that the offeror is not entitled and bound to acquire shares or to specify terms of acquisition different from those in the offer by applying to court within six weeks of the date on which notice of the transfer was given.
Sell-out
Sections 983 to 985 of the Companies Act also give minority shareholders in the company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90% of the ordinary shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of their right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period, or, if longer, a period of three months from the date of the notice.
If a shareholder exercises their rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.
Corporate Governance
Our articles of association allocate authority over the day-to-day management of us to our board of directors. Our board of directors may then delegate any of its powers, authorities and discretions (with power to subdelegate) to any committee, consisting of such person or persons (whether directors or not) as it thinks fit, but regardless, our board of directors will remain responsible, as a matter of English law, for the proper management of our affairs. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of such committee then in office unless the committee shall consist of one or two members, in which case one member shall constitute a quorum.
Choice of Forum; Governing Law
The rights of holders of our shares will be governed by the laws of England and Wales.
Our articles of association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act and the Exchange Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act and the Exchange Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S. securities law for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares will be deemed to have notice of and consented to the provisions of our Articles of Association, including the exclusive forum provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable. See “Risk Factors—Risks Related to This Offering and Ownership of Our Ordinary Shares—Forum selection provisions included in our articles of association to be effective in connection with this offering could limit investors’ ability to obtain a favorable judicial forum for disputes with us or impose additional litigation costs on our shareholders.”
Differences in Corporate Law
The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware

Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

	England and Wales	Delaware

Vacancies on the Board of Directors
Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.
Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting
Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.
Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid-up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	England and Wales	Delaware

Notice of General Meetings
Subject to a company’s articles of association providing for a longer period, under the Companies Act, (i) at least 21 days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting and (ii) at least 14 days’ notice is required for any other general meeting of a public limited company. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date and hour, the means of remote communications by which stockholders and proxy holders may be deemed present and may vote at the meeting, the record date for determining stockholders entitled to vote at the meeting (if different than the record date for determining stockholders entitled to notice) and, if the meeting is a special meeting, the purpose or purposes of the meeting.

Quorum
Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or by authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

	England and Wales	Delaware

Preemptive Rights	Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing holders of equity shares in the company in proportion to the respective nominal value of their holdings of ordinary shares, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Subject to certain limited exceptions, under the Companies Act the directors of a company must not allot shares or grant rights to subscribe for or convert any security into shares unless an ordinary resolution authorizing the allotment of shares has been passed by shareholders in a general meeting or the articles of association contain such authorization, in each case in accordance with the provisions of the Companies Act.	Under Delaware law, the board of directors or, if the corporation’s charter or certificate of incorporation so provides, the stockholders have the power to authorize the issuance of stock. The board of directors or stockholders, as applicable, may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

	England and Wales	Delaware

Liability of Directors and Officers
Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void. Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third-party indemnity,” or an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted; and (iii) provide a “qualifying pension scheme indemnity,” or an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
• intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
•any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware

Voting Rights
Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid-up equal to not less than 10% of the total sum paid-up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.
Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

Shareholder Vote on Certain Transactions
The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:
• the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, respectively, present and voting, either in person or by proxy; and
•the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•the approval of the board of directors; and
•the approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

	England and Wales	Delaware

Standard of Conduct for Directors
Under English law, a director owes various statutory and fiduciary duties to the company, including:
• to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;
•to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;
• to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;
•to exercise independent judgment;
•to exercise reasonable care, skill and diligence;
•not to accept benefits from a third party conferred by reason of his or her being a director or doing, or not doing, anything as a director; and
•to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. They must not use their corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.
In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or breakup of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

	England and Wales	Delaware

Shareholder Litigation
Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and
•allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
•state the reasons for not making the effort.
Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Legal Name; Formation
Our current legal and commercial name is Klarna Group plc, and we were incorporated under the laws of England and Wales as a public limited company on November 7, 2022 under number 14467769.
Stock Exchange Listing
We have applied to list our ordinary shares on the NYSE under the symbol “KLAR.” Currently, there is no established public trading market for our ordinary shares.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that market sales of our ordinary shares, or the availability of our ordinary shares for sale, will have on the market price of our ordinary shares prevailing from time to time. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price prevailing from time to time. As described below, only a limited number of our ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, we will have a total of                 ordinary shares outstanding. Of these outstanding shares,                                 ordinary shares sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding ordinary shares will be, and shares underlying outstanding RSUs and warrants will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, for example under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the market standoff and lock-up agreements described below and subject to the provisions of Rule 144 or Rule 701, our ordinary shares will be available for sale in the public market as follows:
Market Standoff and Lock-Up Agreements
We, our executive officers and directors and substantially all the holders of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC.
Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed below. For a further description of these lock-up and market standoff agreements, please see “Underwriting.”
Rule 144
In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, Rule 144 provides that our affiliates or persons selling our ordinary shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three months, a number of our ordinary shares that does not exceed the greater of:
•1% of the number of shares then outstanding, which will equal           ordinary shares immediately after the completion of this offering; or
•the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales of our ordinary shares made in reliance upon Rule 144 by our affiliates or persons selling our ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a shareholder who purchased shares of the company pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of the registration statement of which this prospectus forms a part to register our outstanding ordinary shares underlying RSUs, options and warrants issued, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and the ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See “Executive and Director Remuneration—Equity-Related Programs” and “—New Long-Term Incentive Plan” for a description of our equity compensation plans.
Regulation S
Regulation S under the Securities Act (“Regulation S”) provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold outside the United States under certain circumstances without registration in the United States being required.
Registration Rights
We intend to enter into the Registration Rights Agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of our ordinary shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such ordinary shares. Registration of these ordinary shares under the Securities Act would result in these ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL TAX CONSIDERATIONS
Material U.K. Tax Considerations for U.K. Holders
The following is intended as a general guide to material U.K. tax considerations relevant to U.K. Holders (as defined below) based on current U.K. tax law and HMRC practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out below under “—Material U.S. Federal Income Tax Considerations for U.S. Holders.” The rates and allowances stated in this section reflect the current law or, if different, announcements made by the U.K. Government in the Autumn Budget 2024 published on October 30, 2024.
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the U.K. and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected (“U.K. Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits. The UK Government announced on October 30, 2024 that a residence-based regime is intended to replace the current remittance-based regime for non-U.K. domiciled individuals, with effect from April 6, 2025.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities;
•persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR

DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
Dividends
Withholding tax
Dividends paid by the Company will not be subject to any withholding or deduction for or on account of U.K. tax.
Income tax
An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. tax on dividends received from the Company. An individual holder of ordinary shares who is not resident for tax purposes in the U.K. should not be chargeable to U.K. income tax on dividends received from the Company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K. Holder in the 2025/26 tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.
Corporation tax
A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the ordinary shares are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should generally be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).
Chargeable Gains
A disposal or deemed disposal of ordinary shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate will be 24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 18%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 24%.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, U.K. corporation tax at the applicable rate (currently the main rate is 25%) would apply.
A holder of ordinary shares that is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, a trade through a permanent establishment) to which the ordinary shares are used in or for the purposes of such trade, profession or vocation (or, in the case of a corporate holder of ordinary shares, used, held or acquired for the purposes of the permanent establishment). However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of ordinary shares during that period may be liable on their return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our ordinary shares wherever resident; however, it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
We expect that our existing ordinary shares to be sold as part of this offering will be transferred to a nominee for Computershare, an issuer of depository receipts, and subsequently transferred into the DTC system. New ordinary shares issued and sold as part of this offering are expected to be issued directly into the DTC system. Once in DTC, shareholders’ interests in our ordinary shares will be represented by book-entry interests that may be traded on the exchange.
The discussion below covers the stamp duty and SDRT treatment of the issuance of new ordinary shares, the transfer of our shares outside and into DTC, and the transfer of book-entry interest in our ordinary shares, and share buybacks by us.
Issue of shares
There is generally no liability to stamp duty or SDRT payable on the issue of new ordinary shares in the Company.
Transfers of shares
An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. There is an exemption where the consideration for a transfer is £1,000 or less and that transfer does not form part of a larger transaction or series of transactions where the combined consideration exceeds £1,000 and this is certified on the instrument of transfer. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest and upon claim), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
Transfers into (or between) depositary receipt issuers and clearance services
Subject to the following, an unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services (a “depositary receipt issuer” and a “clearance service,” respectively) will prima facie be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the shares (rounded up to the next multiple of £5 in the case of stamp duty) unless (in respect of transfers to clearance services) the clearance service has made and maintained an election under section 97A of the United Kingdom Finance Act 1986 (a “section 97A election”). Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt issuer or a clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system. No charge to stamp duty or SDRT should arise on the issuance of new ordinary shares to a depositary receipt issuer or a clearance service.
The 1.5% U.K. stamp duty and SDRT charges should not, however, arise on a transfer of U.K. shares to a depositary receipt issuer or to a clearance service to the extent that such transfer is an “exempt capital-raising transfer” or an “exempt listing transfer,” as defined in the Finance Act 2024.We have obtained confirmation from HMRC that the transfer of our ordinary shares to a nominee for Computershare, as the depositary receipt issuer, immediately prior to their being transferred to the nominee for DTC on completion of this offering will not be subject to the 1.5% charge, by reason of these provisions.
Transfers of shares from a depositary receipt issuer to a clearance service are generally outside of the charge to U.K. stamp duty and SDRT (assuming that the clearance service has not entered into a section 97A election) and, as such, the transfer of our ordinary shares on completion of this offering from the nominee for Computershare, as depositary receipt issuer, to the nominee for DTC should not give rise to a liability to U.K. stamp duty or SDRT. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any section 97A election having been made by DTC.
Transfers of book-entry interests in our shares
No stamp duty or SDRT should be required to be paid on a transfer of book-entry interests in our ordinary shares through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC and (in the case of stamp duty only) provided that no written instrument of transfer is entered into in respect of the transfer.
Share buybacks
A share buyback of our ordinary shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by us for such ordinary shares. This stamp duty will be paid by us.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following are material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares. This discussion applies only to a U.S. Holder that acquires our ordinary shares in this offering and holds those ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address any aspect of the Medicare contribution tax on “net investment income,” any applicable minimum tax, any state, local or non-U.S. tax considerations, or any U.S. federal tax (such as estate or gift tax) other than U.S. federal income tax. In addition, this discussion does not describe all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special rules, including:
•banks and certain financial institutions;
•insurance companies;
•real estate investment trusts or regulated investment companies;
•dealers or traders in securities that use a mark-to-market method of tax accounting;

•persons holding our ordinary shares as part of a straddle, wash sale, hedging transaction, conversion transaction or other integrated transaction or entering into a constructive sale with respect to our ordinary shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•tax-exempt entities, governmental organizations, “individual retirement accounts” or “Roth IRAs”;
•persons that own or are deemed to own 10% or more of our shares (by vote or value);
•persons owning our ordinary shares in connection with a trade or business conducted outside the United States; or
•entities or arrangements classified as partnerships for U.S. federal income tax purposes.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of our ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS regarding any matter discussed herein. There can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of those set forth below.
A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of the ordinary shares and:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.
Taxation of Distributions
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.
Any distributions paid on our ordinary shares, other than certain pro rata distributions of our ordinary shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) we are eligible for the benefits of the tax treaty between the United States and the United Kingdom (the “Treaty”), (2) we are not a PFIC (as discussed below) (or treated as a PFIC with respect to a U.S. Holder) for either the taxable year in which the dividend was paid or the preceding taxable year and (3) the U.S. Holder satisfies certain holding period and other requirements. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.
Sale or Other Disposition of Our Ordinary Shares
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.
Any gain or loss realized on the sale or other disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the ordinary shares for more than one year. Long-term capital gains of individuals and other noncorporate U.S. Holders are eligible for reduced rates of taxation. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in our ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. Any U.K. stamp duty or SDRT (as discussed above under “—Material U.K. Tax Considerations”) imposed upon transfers of our ordinary shares will not be creditable for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding whether any such U.K. stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of our ordinary shares.
Passive Foreign Investment Company Rules
We will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the value of our assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash equivalents are generally passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding its proportionate share of the assets, and receiving directly its proportionate share of the income, of such other corporation.
Based upon the estimated value of our assets, the nature and composition of our income and assets and the application of an exception applicable to certain banks (under which interest, income equivalent to interest and certain other types of income earned by certain banks is treated as active for purposes of the PFIC rules), we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that cannot be made until after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time, as well as our qualification for the active banking exception described above, which is pursuant to proposed Treasury regulations. Although under current IRS guidance these proposed Treasury regulations can be relied upon prior to their finalization, there is no assurance that such proposed Treasury regulations will be finalized in their current form. Moreover, the total value of our assets (including goodwill and other intangibles) may be determined, in part, by reference to the market price of our ordinary shares from time to time, which may fluctuate. Accordingly, if our market capitalization declines while we hold a substantial amount of cash, cash equivalents or other passive assets for any taxable year (including, for the current taxable year, cash raised in this offering), we may be a PFIC for that taxable year. For these reasons, we can give no assurance that we will not be a PFIC for our current or any future taxable year. Due to the factual nature of the determination of our PFIC status, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions to us by a Lower-tier PFIC and (ii) our disposition of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder may not have received the proceeds of those distributions or dispositions.
If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, absent making certain elections (as described below), such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our ordinary shares by such U.S. Holder would be allocated ratably over such U.S. Holder’s holding period for our ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distributions received in a taxable year in respect of our ordinary shares exceeded 125% of the average of the annual distributions on our ordinary shares received by the U.S. Holder during the preceding three taxable years or its holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we were a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder for subsequent taxable years, unless we ceased to be a PFIC and the U.S. Holder made a “deemed sale” election. U.S. Holders should consult their tax advisers regarding the consequences of making this election, if relevant.
Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Once made, the election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be marketable. If a U.S. Holder makes the mark-to-market election, the U.S. Holder will generally recognize as ordinary income any excess of the fair market value of such U.S. Holder’s ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). This election can be filed only with respect to shares that are regularly traded on a qualified exchange. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for our ordinary shares.
We do not intend to provide the information necessary for a U.S. Holder to make a qualified electing fund election.
In addition, if we were a PFIC (or treated as a PFIC with respect to a U.S. Holder) for the taxable year in which we paid a dividend or for the prior taxable year, the favorable qualified dividend tax rates discussed above with respect to dividends paid to noncorporate U.S. Holders would not apply.
If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such U.S. Holder’s federal income tax return for that year. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed.
U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules, including whether the elections discussed above would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient (and if required establishes its exempt recipient status) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to the U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for our ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of our ordinary shares.

UNDERWRITING
We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally, and not jointly, agreed to purchase the number of ordinary shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters (the “representatives”).

Underwriters	Number of Ordinary Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
SG Americas Securities, LLC
UBS Securities LLC
BNP Paribas Securities Corp.
Keefe, Bruyette & Woods, Inc.
Nomura Securities International, Inc.
Nordea Bank Abp
Rothschild & Co US Inc.
Wedbush Securities Inc.
WR Securities, LLC
Total
The underwriters are committed to take and pay for all of the ordinary shares being offered by us and the selling shareholders, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional          ordinary shares from us and the selling shareholders to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.
The following tables show the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional ordinary shares.
Paid by us

	No Exercise	Full Exercise
Per Ordinary Share	$	$
Total	$	$

Paid by the selling shareholders

	No Exercise	Full Exercise
Per Ordinary Share	$	$
Total	$	$
Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per ordinary share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to our ordinary shares, including, but not limited to, any options or warrants to purchase our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (such securities collectively, the “Company Lock-up Securities”), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Company Lock-up Securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing to undertake any of the foregoing in clause (i) or (ii), whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Company Lock-up Securities, in cash or otherwise, without the prior written consent of the representatives during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (the “Company Lock-Up Period”).
The restrictions on transfers or other dispositions by us described above do not apply to (a) the ordinary shares to be sold in this offering; (b) ordinary shares or any securities (including without limitation options, warrants or other rights to purchase our ordinary shares) convertible into, or exercisable for, our ordinary shares pursuant to any share incentive plan or other equity award plan, including as a result of any amendment, restructuring or “roll-up” of such plans, or similar award or otherwise in equity compensation arrangements in effect as of the date of this prospectus (the “Existing Plans”); (c) the grant or settlement of awards pursuant to the Existing Plans; (d) facilitating the establishment of a trading plan on behalf of our shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares; provided that (A) such plan does not provide for the transfer of Shares during the Company Lock-Up Period and (B) to the extent a public announcement or filing under the Exchange Act, if any, is required by or on behalf of our shareholder, officer or director or by us regarding the establishment of such plan, such announcement, report or filing shall include a statement to the effect that no transfer, sale or other disposition of our ordinary shares may be made under such plan during the Company Lock-Up Period; (e) the filing of any registration statement on Form S-8 or a successor form relating to the securities issued or to be issued pursuant to the Existing Plans or any assumed incentive compensation plans or agreements pursuant to an acquisition or similar strategic transaction; (f) the offer or issuance of our ordinary shares in connection with an acquisition, joint venture, commercial or collaborative relationship (including, without limitation, with our merchants, payment service providers or other third-party vendors or service providers) or the acquisition or license by us of the securities, business property or other assets of another person or entity or pursuant to any employee benefit plan as assumed by us in connection with any such acquisition; provided that the aggregate number of our ordinary shares that we may offer or issue pursuant to this clause (f) shall not exceed 10% of the total number of our ordinary shares issued and outstanding immediately following the completion of this offering and any recipient of our ordinary shares pursuant to clause (f) shall enter into a lock-up agreement for the remainder of the Company Lock-Up Period; (g) the exchange or conversion (or other means by which shares of one class or series become another class or series) of any class or series of our share capital for any other class or series of shares of our share capital; and (h) the confidential submission of a registration statement with the SEC by us under the Securities Act relating to any Company Lock-Up Securities; provided that, with respect to this clause (h), (i) no public filing with the SEC or any other public announcement may be made during the Company Lock-Up Period in relation to such registration statement, (ii) the representatives must have received prior written notice from us of a confidential submission of a registration statement with the Commission during the Company Lock-Up Period at least three (3) business days prior to such submission and (iii) such registration statement shall not result in an offer, sale, contract to sell, pledge, option to purchase, short sale or other transfer or disposition of, directly or indirectly, any of our ordinary shares during the Company Lock-Up Period. See the section titled “Ordinary Shares Available for Future Sale” included elsewhere in this prospectus for a discussion of certain transfer restrictions.
In connection with the pricing of this offering, our officers, directors and substantially all of our shareholders, including all of the selling shareholders (each such person, a “lock-up party”), will become a party to a written agreement with the underwriters (the “lock-up agreement”), pursuant to which each lock-up party, with limited exceptions, may not (and may not cause or direct any of its affiliates to) during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (the “Lock-up Period”), except with the prior written consent of the representatives (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any of our ordinary shares, or any options, rights or warrants to purchase any of our ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive our ordinary shares, or depositary receipts in respect of ordinary shares (such ordinary shares, options, rights, warrants or other securities, including such securities that may be deemed to be beneficially owned by such lock-up party in accordance with the rules and regulations of the SEC, or depositary receipts, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by such lock-up party, (ii) engage in, or approve, consent to or otherwise authorize, any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such lock-up party or someone other than such lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of ordinary shares or other securities, in cash or otherwise; (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities (other than in connection with the exercise of registration rights that does not (x) result in the public filing of a registration statement during the Lock-Up Period by the Company or (y) require or result in the voluntary making of any filing under the Exchange Act, or other public filing, report or announcement (and, for the avoidance of doubt, a confidential submission of such registration statement with the SEC shall not constitute a public filing during the Lock-Up Period)) or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.
The restrictions described in the immediately preceding paragraph will not apply to certain dispositions or hedging arrangements, including:
(a)    transfers by such lock-up party of the Lock-Up Securities:
(1) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes;
(2) upon death by will, testamentary document or intestate succession;
(3) if the lock-up party is a natural person, to any member of such lock-up party’s immediate family or to any trust for the direct or indirect benefit of such lock-up party or the immediate family of such lock-up party or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust;

(4) to a partnership, limited liability company, corporation or other entity for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party;
(5) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1)-(4) above or (6) below;
(6) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of such lock-up party, or to any investment fund, vehicle, account, portion of a fund, vehicle or account or other entity, which fund or entity is controlled or managed by, under common control with, or shares the same investment adviser as, such lock-up party or affiliates of such lock-up party (including, for the avoidance of doubt, where such lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition by such lock-up party to its stockholders, partners, members, any investment fund controlled, managed or advised by any affiliate of such lock-up party or other equityholders or to the estate of any such stockholders, partners, members, other equityholders or any investment fund controlled, managed or advised by any affiliate of such lock-up party;
(7) by operation of law, such as (without limitation) pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, or request or order from a court or an applicable regulatory body;
(8) to us from a current or former employee of ours upon death, disability or termination of employment, in each case, of such employee;
(9) if the lock-up party is not an officer or director of ours, in connection with a sale or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) of such lock-up party’s or its affiliates’ ordinary shares acquired (A) from the underwriters in the offering or (B) in open market transactions after the offering;
(10) to us in connection with the vesting, settlement or exercise of restricted share units, options, warrants or other rights to purchase ordinary shares (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the restricted period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted share units, options, warrants or other rights, or in connection with the conversion of convertible securities;
(11) with the prior written consent of the representatives on behalf of the underwriters;
(12) sales of ordinary shares made by the selling shareholders pursuant to the terms of the Underwriting Agreement;
(13) in connection with any recapitalization, share split, reverse share split, subdivision, consolidation, combination, reclassification, redesignation, creation of a new class or series of our share capital (including by bonus issue), conversion or any other change in our share capital, including any sales, transfers and other dispositions of any fractional ordinary shares, or fractional entitlements with respect thereto, such as repurchases by us of ordinary shares arising from fractional entitlements or transfer of ordinary shares arising from fractional entitlements to an employee benefit trust;

(14) pursuant to pledges to any third-party pledgee in a bona fide, arm’s length transaction, to the extent necessary for bona fide business purposes, as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the lock-up party and/or its affiliates or any similar arrangement relating to a financing agreement for the benefit of such lock-up party and/or its affiliates; or
(15) pursuant to a capital insurance structure (Sw. kapitalförsäkring) or a similar arrangement, or to an investment savings (Sw. investeringssparkonto) or similar account;
provided that (A) in the case of clauses (a)(1), (2), (3), (4), (5) and (6)(B) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(1), (2), (3), (4), (5), (6), (7) and (14) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement in respect of the remainder of the Lock-Up Period, (C) in the case of clauses (a)(1), (2), (3), (4), (5) and (6)(A) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, (D) in the case of clauses (a)(6)(B), (7), (8), (9), (10), (13), (14) and (15) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto (y) the circumstances of such transfer or distribution and (z) in the case of a sale, transfer or distribution pursuant to clause (a)(6)(B) or (xiii) above, that the donee, devisee, purchaser, transferee or distributee (in each case, other than the Company) has agreed to be bound by a lock-up agreement in respect of the remainder of the Lock-Up Period; and (E) in the case of clause (15) above, to the extent there is a change in the beneficial ownership of any Lock-Up Securities or in the lock-up party, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee (including but not limited to any insurance company providing the lock-up party with a capital insurance structure or similar arrangement), as the case may be, shall sign and deliver a lock-up agreement in respect of the remainder of the Lock-Up Period, or, if any insurance company providing the lock-up party with a capital insurance structure or similar arrangement cannot sign a lock-up agreement as a matter of policy, the lock-up party shall instruct such insurance provider to fully adhere to the lock-up agreement executed by the lock-up party as if the insurance provider had been such lock-up party, with respect to any Lock-Up Securities transferred to the capital insurance structure or similar arrangement by the lock-up party;
(b)    entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the Lock-Up Securities, if then permitted by us; provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period, and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be required or shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period; and
(c)    transfer of the Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our share capital involving a Change of Control of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Lock-Up Securities shall remain subject to the provisions of the lock-up agreement.
Holders of our ordinary shares that were issued upon vesting of RSUs will not be required to enter into lock-up agreements with respect to such shares, which following the completion of this offering will represent approximately          % of our ordinary shares. See the section titled “Ordinary Shares Available for Future Sale” included elsewhere in this prospectus for a discussion of certain transfer restrictions. In addition, the restrictions on transfer included in the lock-up agreement may not extend to transfers of shares or other interests in legal persons and other entities that hold our ordinary shares in their name.
Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have applied to list our ordinary shares on the NYSE under the symbol “KLAR.”
In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
In connection with the offering, each of the underwriters and any of their respective affiliates may take up a portion of the ordinary shares in the offering as a principal position and in that capacity may retain, purchase or sell for its own account such ordinary shares and may offer or sell such ordinary shares otherwise than in connection with the offering. Accordingly, references in this prospectus to ordinary shares being offered or placed should be read as including any offering or placement of ordinary shares to any of the underwriters or any of their respective affiliates acting in such capacity. In addition, certain of the underwriters or their affiliates may enter into financing arrangements (including swaps) with investors. None of the underwriters intend to disclose the extent of any such investment or transactions other than in accordance with any legal or regulatory obligation to do so.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $45,000.
We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In addition, the underwriters and their respective affiliates may also provide risk management products to us and/or the selling shareholders or any parties related to any of us or them in connection with the offering for which they could receive payment(s), earn a profit and/or suffer or avoid a loss contingent on the closing of the offering (and the quantum of such amounts may potentially be significantly in excess of the fees earned by the relevant underwriter for its services acting as underwriter in connection with the offering).
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
For the avoidance of doubt, Bernstein Institutional Services LLC is serving as selling agent on behalf of SG Americas Securities, LLC in the offering described herein. Bernstein Institutional Services LLC and certain of its affiliates may provide investor feedback, research, market sounding, block monitoring, market intelligence, historical market or trading information and origination and deal execution support to SG Americas Securities, LLC in connection with this offering and may also provide such services in the general course of business.
Any offers or sales of any securities or other securities activities in the United States by Nordea Bank Abp will be intermediated by its U.S. registered broker-dealer affiliate, Nordea Securities LLC, and such activities will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act.
“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education and/or other independent equity research services in connection with this offering.
Selling Restrictions
European Economic Area
In relation to each Member State of the EEA (each, a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State, all in accordance with the EU Prospectus Regulation, except that the ordinary shares may be offered to the public in that Relevant State at any time:
(1)to any legal entity which is a “qualified investor” as defined under Article 2 of the EU Prospectus Regulation;
(2)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(3)in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of us and the underwriters that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ordinary shares in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No ordinary shares have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the FCA, except that the ordinary shares may be offered to the public in the U.K. at any time:
(1)to any legal entity which is a “qualified investor” as defined under Article 2 of the U.K. Prospectus Regulation;

(2)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(3)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”), provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of us and the underwriters that it is a qualified investor within the meaning of Article 2 of the U.K. Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 1(4) of the U.K. Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public, other than their offer or resale in the U.K. to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ordinary shares in the offer.
For the purposes of this provision, the expression an “offer to the public" in relation to any ordinary shares in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of the domestic law by virtue of the European Union (Withdrawal) Act 2018.
This prospectus is only being distributed to and is only directed at: (A) persons who are outside the U.K.; or (B) qualified investors (as defined in the U.K. Prospectus Regulation) who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) high net worth companies, unincorporated associations, etc. falling within Article 49(2)(a) to (d) of the Order, or (iii) other persons to whom it may lawfully be communicated (all such persons falling within (B)(i) to (iii) together being referred to as “relevant persons”). In the U.K., the ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with the offering.
Switzerland
The offering of the ordinary shares in Switzerland is exempt from the requirement to prepare and publish a prospectus under the Swiss Financial Services Act (the “FinSA”) because such offering is made to professional clients within the meaning of the FinSA only and the ordinary shares will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the ordinary shares.
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.
Japan
The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The ordinary shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
This prospectus:
(1)does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);
(2)has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include all of the information required of a disclosure document for the purposes of the Corporations Act; and
(3)may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.
The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 apply to that resale. By applying for the ordinary shares, you undertake to use that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
United Arab Emirates
This prospectus is strictly private and confidential and is being distributed to a limited number of Professional Investors, within the meaning of the United Arab Emirate’s (the “UAE”) Securities and Commodities Authority’s (the “SCA”) Board of Directors Decision No (13/Chairman) of 2021 on the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rule Book (as amended), and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. If you are in any doubt about the contents of this prospectus, you should consult an authorized financial advisor.
By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by or filed with the UAE Central Bank, the SCA or any other authorities in the UAE, nor have the underwriters received authorization or licensing from the UAE Central Bank, the SCA or any other authorities in the UAE to market or sell securities or other investments within the UAE. No marketing of any financial products or services has or will be made from within the UAE other than in compliance with the laws of the UAE, and no subscription to any securities or other investments may or will be consummated within the UAE. It should not be assumed that any of the underwriters is a licensed broker, dealer or investment adviser under the laws applicable in the UAE, or that any of them advise individuals resident in the UAE as to the appropriateness of investing in or purchasing or selling securities or other financial products. The ordinary shares offered pursuant to this prospectus may not be offered or sold directly or indirectly to the public in the UAE and do not constitute a public offer of securities in the UAE in accordance with Federal Decree No. 32 of 2021 on Commercial Companies (as amended) or otherwise.
Abu Dhabi Global Market (“ADGM”)
This prospectus relates to an exempt offer which is not subject to any form of regulation or approval by the Financial Services Regulatory Authority (the “FSRA”). The FSRA has not approved this prospectus nor has any responsibility for reviewing or verifying any document or other documents in connection with the offering. Accordingly, the FSRA has not approved this prospectus or any other associated documents nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it.
The ordinary shares have not been offered and will not be offered to any persons in the ADGM except on the basis that an offer is:
(1)an “Exempt Offer” in accordance with the ADGM Financial Services and Markets Regulations 2015, as amended (the “FSMR”), and the Markets Rules of the FSRA; and
(2)made only to persons who are “Authorized Persons” or “Recognized Bodies” (as such terms are defined in the FSMR) or persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of the FSMR) in connection with the issuance or sale of any securities may otherwise lawfully be communicated or caused to be communicated.
Dubai International Financial Centre (“DIFC”)
This prospectus relates to an exempt offer which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (the “DFSA”). The DFSA has not approved this prospectus nor has any responsibility for reviewing or verifying any other documents in connection with the offering. Accordingly, the DFSA has not approved this prospectus or any other associated documents nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it.

The ordinary shares have not been offered and will not be offered to any persons in the DIFC except on the basis that an offer is:
(1)an “Exempt Offer” in accordance with the Markets Rules (MKT) module of the DFSA Rulebook; and
(2)made only to persons who meet the “Deemed Professional Client” criteria set out in Rule 2.3.4 of the Conduct of Business (COB) module of the DFSA Rulebook, who are not natural persons.
Qatar
In the State of Qatar, the offer contained in this prospectus is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of ordinary shares to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in the State of Qatar on a need to know basis for the purpose of evaluating the offering. Any distribution of this prospectus by the recipient to third parties in the State of Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Bermuda
The ordinary shares offered by this prospectus may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Brazil
The offer and sale of the ordinary shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The ordinary shares will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by the applicable CVM regulation), who may only acquire the ordinary shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these ordinary shares on regulated securities markets in Brazil is prohibited.
British Virgin Islands
The ordinary shares offered by this prospectus are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each, a “BVI company”), but only where the offer will be made to, and received by, the relevant BVI company entirely outside of the British Virgin Islands.
This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ordinary shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Chile
The ordinary shares offered by this prospectus are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the ordinary shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the ordinary shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).
China
This prospectus does not constitute a public offer of the ordinary shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The ordinary shares are not being offered or sold directly or indirectly in the PRC to, or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ordinary shares offered by this prospectus or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by us and our representatives to observe these restrictions.
Korea
The ordinary shares offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ordinary shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ordinary shares will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ordinary shares. By the purchase of the ordinary shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Kuwait
Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the ordinary shares, the ordinary shares may not be offered for sale nor sold in the State of Kuwait (“Kuwait”). Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this prospectus, we recommend that you consult a licensee as per the law and specialized in giving advice about the purchase of the ordinary shares and other securities before making the subscription decision.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the ordinary shares offered by this prospectus has been or will be registered with the Securities Commission of Malaysia (the “Malaysian Commission”) for the Malaysian Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed-end fund approved by the Malaysian Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ordinary shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in each of the preceding categories (i) to (xi), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, or invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Malaysian Commission under the Capital Markets and Services Act 2007.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the ordinary shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the ordinary shares. If you do not understand the contents of this document, you should consult an authorized financial adviser.
South Africa
Due to restrictions under the securities laws of South Africa, the ordinary shares are not offered, and the offer will not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:
(1)the offer, transfer, sale, renunciation or delivery is to:
a.persons whose ordinary business is to deal in securities, as principal or agent;
b.the South African Public Investment Corporation;
c.persons or entities regulated by the Reverse Bank of South Africa;
d.authorized financial service providers under South African law;
e.financial institutions recognized as such under South African law;
f.a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or
g.any combination of the person in (a) to (f); or

(2)the total contemplated acquisition cost of the ordinary shares, for any single addressee acting as principal, is equal to or greater than ZAR1,000,000.
No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ordinary shares. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in Section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.
Taiwan
The ordinary shares offered by this prospectus have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

EXPENSES OF THE OFFERING
We expect that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses		Amount
SEC registration fee	$	*
FINRA filing fee		*
NYSE initial listing fee		*
Transfer agent’s fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*
__________________
*To be provided by amendment.
All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the NYSE initial listing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS
The validity of the ordinary shares offered in this offering and other legal matters as to English law will be passed upon for us by Davis Polk & Wardwell London LLP, London, England. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The consolidated financial statements of Klarna Group plc as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in this prospectus have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.
Our website address is www.klarna.com. We have included our website address in this prospectus solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or the registration statement of which it forms a part, and you should not consider information on our website to be part of this prospectus or the registration statement of which it forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated and currently existing under the laws of England and Wales. Uncertainty exists as to whether the courts of England and Wales would:
•recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
We have been advised by Davis Polk & Wardwell LLP, New York and Davis Polk & Wardwell London LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the U.K. are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon U.S. securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Davis Polk & Wardwell LLP, New York and Davis Polk & Wardwell London LLP that any final and conclusive monetary judgment for a definite sum obtained against us in the U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain preconditions are met, including, but not limited to, that the relevant U.S. court had jurisdiction over the original proceeding according to English conflicts of laws principles and that the U.S. judgment was final and not procured by fraud.
Whether the preconditions are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.
Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.
If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any setoff or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England and Wales unless the subject of the counterclaim was in issue and denied in the U.S. proceedings. It should also be noted that in the courts of England and Wales the usual rule is that the losing party is ordered to pay the legal costs of the litigation that were incurred by the successful party. These costs are assessed by the courts of England and Wales at the conclusion of the litigation.

KLARNA GROUP PLC

Interim Consolidated Statements of Profit or Loss for the Periods Ended March 31, 2025 and 2024

		Three Months Ended
Amounts in USD millions, except share and per share amounts	Note	March 31, 2025	March 31, 2024
Transaction and service revenue		519	486
Interest income		182	157
Total revenue	3	701	643

Processing and servicing costs		(164)	(136)
Consumer credit losses		(136)	(117)
Funding costs	13	(130)	(113)
Technology and product development		(115)	(99)
Sales and marketing		(91)	(79)
Customer service and operations		(51)	(57)
General and administrative		(94)	(51)
Depreciation, amortization and impairments		(10)	(19)
Operating expenses		(791)	(671)

Operating loss		(90)	(28)
Other (expense) income		(2)	3
Loss before taxes		(92)	(25)
Tax expense		(7)	(5)
Net loss		(99)	(30)

Whereof attributable to:
Shareholders of Klarna Group plc		(101)	(31)
Non-controlling interests		2	—
Other equity holders		—	1
Total		(99)	(30)

Net loss per share attributable to shareholders of Klarna Group plc
Basic	18	$(0.26)	$(0.09)
Diluted	18	$(0.26)	$(0.09)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Consolidated Statements of Comprehensive Loss for the Period Ended March 31, 2025 and 2024

	Three Months Ended
Amounts in USD millions, except share and per share amounts	March 31, 2025	March 31, 2024
Net loss	(99)	(30)

Items that are or may be reclassified to the statement of profit or loss:
Exchange differences on translation of foreign operations	197	(88)
Other comprehensive income (loss) for the year	197	(88)
Total comprehensive income (loss)	98	(118)

Comprehensive income (loss) attributable to:
Shareholders of Klarna Group plc	96	(119)
Non-controlling interests	2	—
Other equity holders	—	1
Total comprehensive income (loss)	98	(118)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Consolidated Balance Sheets for the Periods Ended March 31, 2025 and December 31, 2024

Amounts in USD millions, except share and per share amounts	Note	March 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	4	4,105	3,243
Debt securities	7	1,188	454
Consumer receivables	5	8,124	8,141
Settlement and trade receivables	6	501	493
Property and equipment		87	85
Goodwill		643	613
Intangible assets		397	376
Deferred tax assets		34	33
Other assets	8	447	366
Total Assets		15,526	13,804

Liabilities
Accounts payable and accrued expenses		524	572
Consumer deposits		10,843	9,510
Payables to merchants		987	696
Notes payable and other borrowings	9	534	513
Deferred tax liabilities		1	1
Other liabilities	10	294	255
Total Liabilities		13,183	11,547

Equity
Share capital	15	—	—
Additional paid in capital		4,654	4,646
Other equity instruments		—	—
Reserves		(282)	(479)
Accumulated deficit		(2,202)	(2,081)
Total equity excluding non-controlling interests		2,170	2,086
Non-controlling interests		173	171
Total equity		2,343	2,257
Total equity and liabilities		15,526	13,804
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Consolidated Statements of Shareholders’ Equity for the Period Ended March 31, 2025 and 2024

Amounts in USD millions, except share and per share amounts	Share capital	Additional paid in capital	Reserves	Other equity instruments	Accumulated deficit	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as of January 1, 2025	—	4,646	(479)	—	(2,081)	2,086	171	2,257
Net loss	—	—	—	—	(99)	(99)	—	(99)
Exchange differences on translating foreign currencies	—	—	197	—	—	197		197
New share issue	—	8	—	—	—	8	—	8
Share-based payments	—	—	—	—	43	43	—	43
Tax effects on share based payments		—	—	—	(47)	(47)	—	(47)
Changes in non-controlling interests	—	—	—	—	(18)	(18)	2	(16)
Balance as of March 31, 2025	—	4,654	(282)	—	(2,202)	2,170	173	2,343

Amounts in USD millions, except share and per share amounts	Share capital	Additional paid in capital	Reserves	Other equity instruments	Accumulated deficit	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as of January 1, 2024	—	4,625	(311)	37	(2,159)	2,192	5	2,197
Net loss	—	—	—	—	(30)	(30)	—	(30)
Exchange differences on translating foreign currencies	—		(88)			(88)	—	(88)
Share-based payments	—				5	5		5
Issuance of other equity instruments	—			145	(1)	144		144
Balance as of March 31, 2024	—	4,625	(399)	182	(2,185)	2,223	5	2,228
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Consolidated Statements of Cash Flows for the Period Ended March 31, 2025 and 2024

	Three Months Ended
	March 31, 2025	March 31, 2024
Operating activities
Loss before taxes	(92)	(25)
Income taxes paid	—	(5)
Interest expense paid	(109)	(76)
Interest income received	158	138
Adjustments for non-cash items in operating activities
Depreciation, amortization and impairment	26	36
Share-based payments	59	5
Provision for credit losses	178	160
Net losses from divestment of shares in equity investments	3	—
Financial items including fair value effects	(16)	(94)
Changes in the assets and liabilities of operating activities
Change in consumer receivables	300	18
Change in settlement and trade receivables	8	91
Change in notes payable and other borrowings	(27)	14
Change in consumer deposits	694	883
Change in other assets and liabilities	(575)	30
Cash flow from operating activities	607	1,175
Investing activities
Investments in intangible assets	(6)	(11)
Investments in property and equipment	(1)	—
Cash flow from investing activities	(7)	(11)
Financing activities
Other equity instruments issued	—	144
Subordinated debt issued	—	82
Subordinated debt redeemed	—	(54)
Notes payable and other borrowings issued	30	—
Notes payable and other borrowings redeemed	(15)	—
Principal payments of lease liabilities	(6)	(9)
Cash flow from financing activities	9	163
Cash flow for the period	609	1,328

Cash and cash equivalents at the beginning of the period	3,243	2,391
Cash flow for the period	609	1,328
Exchange rate difference in cash and cash equivalents	253	(89)
Cash and cash equivalents at the end of the period	4,105	3,629
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Note 1 Corporate information
Klarna Group plc is a public company with limited liability incorporated under the laws of England and Wales. The interim condensed consolidated financial statements consist of Klarna Group plc and its direct and indirect subsidiaries (collectively, “Klarna,” the “Company,” the “Group,” “we,” “us,” or “our”).
Klarna is a technology-driven payments company, with operations spanning multiple countries. We connect consumers and merchants with comprehensive payment solutions and tailored advertising solutions, both online and offline. Our payment solutions provide consumers with more control and flexibility over their payments.
Note 2 Accounting principles
i.Basis of preparation and consolidation
The interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for equity investments, derivatives, and consumer receivables held for trading which have been measured at fair value, and lease liabilities, which are measured at present value. These interim condensed consolidated financial statements are prepared on a going concern basis. All amounts in the notes to the interim condensed consolidated financial statements are stated in millions of United States dollars (“USD”), unless otherwise stated.
The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2024, as they do not include all the information and disclosures required in the annual consolidated financial statements. Accounting principles and calculation methods applied in these interim condensed consolidated financial statements are consistent with those in the Group’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or any other interim period.
On May 23, 2024, Klarna Holding AB (publ) completed a reorganization which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share for share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization. The accounting predecessor of Klarna Group plc is Klarna Holding AB (publ).
Share Split
In March 2025, Klarna Group plc’s board of directors approved a subdivision of ordinary shares of Klarna Group plc on a 1-to-12 basis (the “Share Split”), which was effected on March 6, 2025. Accordingly, all share data and per share data amounts for all periods presented in the interim condensed consolidated financial statements and notes thereto have been retrospectively adjusted to reflect the effect of the Share Split.
ii.New and amended standards and interpretations
Standards and amendments effective for the year
No significant new IFRS standards, amendments or interpretations applicable to the Group became effective during the period.

iii.Significant accounting judgments, estimates and assumptions
In preparing these interim condensed consolidated financial statements, the significant judgments, estimates and assumptions made by management in applying the Group’s accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2024. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.
Note 3 Operating segments
The following table presents geographic information related to revenue and non-current assets for Klarna’s single operating segment.
Geographic Information
Transaction revenue, consumer service revenue and interest income are presented by major geographic regions based upon the billing address of the consumer. Interest income derived from the banking activities of the Group is based on the geographic location of the financial institution for which financial instruments have been purchased.

	Three Months Ended
	March 31, 2025	March 31, 2024
Geographical breakdown
Germany	$181	$181
United States	238	179
Sweden	58	71
United Kingdom	85	73
Other countries	139	139
Revenue	701	643
No individual country within other countries contributed more than 10% of Klarna’s total revenue.
The following table presents Klarna’s revenue disaggregated by category:

	Three Months Ended
	March 31, 2025	March 31, 2024
Transaction revenue	$428	$402
Consumer service revenue	91	84
Interest income	182	157
Revenue	$701	$643
Transaction revenue
Transaction revenue consists of merchant revenue and advertising revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes. Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. Advertising revenue was $38 million for the first quarter of 2025 and $38 million for the first quarter of 2024.

Consumer service revenue
Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of reminder fees, which amounted to $63 million for the first quarter of 2025 and $66 million in the first quarter of 2024.
Interest income
The following table presents Klarna’s interest income by category:

	Three Months Ended
Interest income	March 31, 2025	March 31, 2024
Fair Financing	$111	$88
Snooze fees	34	29
Debt securities	32	35
Incremental merchant fees	5	5
Interest income	$182	$157
Significant customers
For the three months ended periods of March 31, 2025 and 2024, there were no single customers that on an individual level accounted for more than 10% of total revenue.
Klarna’s non-current assets, comprised of property and equipment, goodwill, intangible assets and other assets that are expected to be recovered more than twelve months after the reporting period:

	March 31, 2025	December 31, 2024
Non-current assets
Sweden	$1,163	$412
Germany	200	194
United States	105	101
United Kingdom	179	167
Other countries	152	326
Total non-current assets	$1,799	$1,200
No individual country within other countries made up more than 10% of non-current assets.
Note 4 Cash and cash equivalents
The Group’s cash and cash equivalents consisted of:

	March 31, 2025	December 31, 2024
Cash held at central banks	$3,070	$2,466
Treasury bills held at central banks	798	272
Other bank deposits	237	505
Total cash and cash equivalents	$4,105	$3,243
Cash held at central banks consist of deposits in accounts with central banks under government authority primarily where the (i) the central bank is domiciled and (ii) the balance is readily available.

Note 5 Consumer receivables
Consumer receivables represent amounts due from consumers related to Klarna’s flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses. The table below summarizes consumer receivables as of the stated period.

	March 31, 2025	December 31, 2024
Consumer receivables	$8,478	$8,473
Allowance for credit losses	(354)	(332)
Total	$8,124	$8,141
Note 6 Settlement and trade receivables
Settlement and trade receivables primarily include receivables from payment solution providers (“PSP receivables”), which arise from timing differences in the settlement process between the cash settlement of a transaction and the derecognition of the associated receivable. Settlement and trade receivables are initially measured at fair value and subsequently measured at amortized cost less an allowance for ECL. Settlement and trade receivables are comprised of:

	March 31, 2025
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Payment service providers receivables	$384	$—	$384
Merchant receivables	107	(21)	86
Debt collection receivables	16	—	16
Other receivables	15	—	15
Total	$522	$(21)	$501

	December 31, 2024
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Payment service providers receivables	$368	$—	$368
Merchant receivables	128	(17)	111
Debt collection receivables	8	—	8
Other receivables	6	—	6
Total	$510	$(17)	$493
The Group applies the simplified approach to calculating the allowance for expected credit losses. The Group’s provisions for expected credit losses related to merchant receivables are included within general and administrative expense in the consolidated statements of profit or loss. The balances throughout the first quarter of 2025 and fiscal year 2024 for the allowance for expected credit losses related to PSP receivables, debt collection receivables, and other receivables were immaterial due to the short-term nature of the receivables and low credit risk associated with transacting with large PSPs, debt collection agencies and other counterparties.

Note 7 Debt securities
Debt securities are comprised of:

	March 31, 2025	December 31, 2024
Treasury bills chargeable at central banks	$1,041	$401
Mandatory deposits at central banks	49	42
Bonds and other interest bearing securities	98	11
Total	$1,188	$454
The Group monitors the credit ratings for the securities held throughout the investment holding period. The allowance for expected credit losses is immaterial due to the credit quality of the issuers and low risk of default.
Mandatory deposits at central banks are held with local central banks for the purpose of satisfying regulatory requirements. These deposits are not available for immediate use to support the Company’s day-to-day operations.
Note 8 Other assets
Other assets consist of the following:

	March 31, 2025	December 31, 2024
Commercial agreement assets	$71	$65
Prepaid expenses	30	28
Accrued income	55	78
Derivatives	58	10
Receivables held for trading	112	2
Current tax assets	19	20
Equity investments	20	24
VAT receivables	34	38
Collateral for derivatives	6	69
Other receivables	42	32
Total	$447	$366
Note 9 Notes payable and other borrowings
As of March 31, 2025 and December 31, 2024, notes payable and other borrowings consisted of the following:

	March 31, 2025	December 31, 2024
Liabilities to credit institutions	$167	$131
Subordinated liabilities	177	171
Senior unsecured bonds	150	136
Derivatives	11	61
Commercial papers	29	14
Total	$534	$513

Note 10 Other liabilities
The Group’s other liabilities as of the following dates were as follows:

	March 31, 2025	December 31, 2024
Lease liabilities	$88	$87
Commercial agreement liabilities	22	31
Income and payroll tax payables	84	32
Provisions	7	6
Card scheme liabilities	37	46
Payable to SPV	31	15
Other liabilities	25	38
Total	$294	$255
________________
(1)Refer to Note 11 for further details on payable to SPV.
The total exposure related to consumer refund commitment is disclosed in Note 13.
Note 11 Structured entities

	March 31, 2025	December 31, 2024
Receivables held for trading (1)	$112	$2
Pledged assets (2)	2	2
Total assets	$114	$4
Payable to SPV (3)	31	15
Total assets	$31	$15
________________
(1)Receivables held for trading are included in other assets. Refer to Note 8.
(2)The pledged assets are included within bonds and other interest-bearing securities. Refer to Note 13.
(3)The Company’s payables to SPV are included within other liabilities. Refer to Note 10.
Note 12 Funding costs
The Group’s funding costs for the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended
	March 31, 2025	March 31, 2024
Consumer deposits	$(77)	$(85)
Cost of securitizations	(26)	(8)
Interest-bearing securities	(5)	(5)
Liabilities to credit institutions	(5)	(4)
Subordinated liabilities	(5)	(2)
Other funding costs	(12)	(9)
Total	$(130)	$(113)
Note 13 Pledged assets, guarantees and commitments
Pledged assets
The Group pledges certain assets to be used as collateral to secure specific financial obligations. The pledged assets include certain consumer receivables, other receivables, treasury bills and other interest-

bearing securities. These assets are subject to claims by creditors in the event of default on the associated liabilities. The following table provides details of the Group’s pledged assets.

	March 31, 2025	December 31, 2024
Pledged assets
Assets pledged for own liabilities
Pledged consumer receivables	$—	$—
Pledged treasury bills chargeable at central banks, etc., and pledged bonds and other interest-bearing securities	2	2
Other pledged assets	3	3
Total	$5	$5
During fiscal year 2024, parts of the receivables were continuously pledged as collateral for liabilities to credit institutions which provides security for the Group’s credit facility.
Treasury bills chargeable at central banks, etc., and pledged bonds and other interest-bearing securities relate to securities pledged as collateral in forward-flow securitization transactions. Refer to Note 11 Structured entities for further information.
Commitments and guarantees

	March 31, 2025	December 31, 2024
Commitments
Commitments for loan funding	$2,309	$1,655
Consumer refund commitment	951	778
Total	$3,260	$2,433
Note 14 Fair value measurement of financial assets and liabilities
The following table shows the Group’s financial assets and liabilities measured at fair value on a recurring basis and identifies into which of the three valuation levels the assets and liabilities have been classified as of March 31, 2025 and December 31, 2024. No transfers between levels have been made during the first quarters of 2025 or 2024.

	March 31, 2025
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Derivatives	$—	$58	$—	$58
Equity investments	7	—	13	$20
Receivables held for trading	—	—	112	$112
Total financial assets	$7	$58	$125	$190
Liabilities
Derivatives	$—	$11	$—	$11
Total financial liabilities	$—	$—	$—	$11

	December 31, 2024
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Derivatives	$—	$10	$—	$10
Equity investments	9	—	15	$24
Receivables held for trading	—	—	2	$2
Total financial assets	$9	$10	$17	$36
Liabilities
Derivatives	$—	$61	$—	$61
Total financial liabilities	$—	$61	$—	$61
The following tables show a reconciliation of the opening and closing balances of Level 3 financial assets which are recorded at fair value. During the first quarter of 2025 and 2024, there were no Level 3 financial liabilities recorded at fair value.

	Equity investments	Receivables held for trading
Balance as at December 31, 2023	26	—
Gain/(loss) in income statement (1)	(11)	(30)
of which: unrealized gain/loss	(11)	—
of which: realized gain/loss	—	(30)
Receivables originated as held for trading	—	3,261
Receivables held for trading sold to third parties	—	(3,229)
Settlements	—	—
Impact of foreign exchange movements	—	—
Balance as at December 31, 2024	15	2
Gain/(loss) in income statement (1)	(2)	(21)
of which: unrealized gain/loss	(2)	—
of which: realized gain/loss	—	(21)
Receivables originated as held for trading	—	2,400
Receivables held for trading sold to third parties	—	(2,308)
Settlements	—	—
Impact of foreign exchange movements	—	39
Balance as at March 31, 2025	13	112
________________
(1)Fair value gains and losses recognized in the statement of profit or loss are included in other income (loss).
Financial assets and liabilities measured at amortized cost
The following tables show the fair value of financial instruments carried at amortized cost. They do not include financial assets and financial liabilities not measured at fair value if the carrying amount approximates fair value, which includes: cash and cash equivalents, loans to credit institutions (included in debt securities), consumer receivables, settlement and trade receivables, payables to merchants, repurchase agreement liabilities (included in notes payable and other borrowings) and other liabilities.

	March 31, 2025
Financial Instruments	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets
Treasury bills chargeable at central banks	$1,839	$1,843	$—	$—	$1,843
Bonds and other interest bearing securities	98	96	—	—	96
Total financial assets	$1,937	$1,939	$—	$—	$1,939
Liabilities
Consumer deposits	$10,843	$—	$10,777	$—	$10,777
Subordinated liabilities	177	—	186	—	186
Senior unsecured bonds	150	—	150	—	150
Commercial papers	29	—	30	—	30
Total financial liabilities	$11,199	$—	$11,143	$—	$11,143

	December 31, 2024
Financial Instruments	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets
Treasury bills chargeable at central banks	$673	$668	$—	$—	$668
Bonds and other interest bearing securities	11	11	—	—	11
Total financial assets	$684	$679	$—	$—	$679
Liabilities
Consumer Deposits	$9,510	$—	$9,671	$—	$9,671
Subordinated liabilities	171	—	175	—	175
Senior unsecured bonds	136	—	136	—	136
Commercial papers	13	—	14	—	14
Total financial liabilities	$9,830	$—	$9,996	$—	$9,996
Treasury bills chargeable at central banks and bonds and other interest-bearing securities, included within debt securities in the consolidated balance sheet are valued in terms of the active market prices.
The calculation of fair value of consumer deposits is based on Level 2 input using observable market data. Consumer deposits are grouped into maturity buckets and thereafter the net present value is calculated based on the remaining maturity and the corresponding interest rate.

The table below represents impact on net results from categories of the following financial instruments for the following periods:

	Three Months Ended
	March 31, 2025	March 31, 2024
Financial instruments mandatory measured at fair value through profit or loss	$67	$(45)
Financial assets measured at amortized cost	514	476
Financial liabilities measured at amortized cost	(128)	(128)
Currency exchange (losses) gains	(97)	31
Total	$356	$334
Note 15 Issued capital and reserves
Share capital
Share capital includes the nominal value of ordinary shares and deferred shares issued and outstanding. The excess of the consideration received from issuance of shares over their nominal value is recognized as additional paid-in capital.
On May 23, 2024, Klarna Holding AB (publ) completed a reorganization, which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share-for-share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the ultimate controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization.

Issued and fully paid ordinary shares with a nominal value of $0.0001 per share and deferred shares with a nominal value of $0.00073 per share	Number of shares	Share capital (in USD thousands)
As at January 1, 2024	364,018,908	$303
Shares issued	1,277,664	1
As at December 31, 2024	365,296,572	$304
Shares issued	148,812	—
As at March 31, 2025	365,445,384	$304
As of March 31, 2025 and December 31, 2024, the number of authorized ordinary shares was 365,445,384 with a nominal value per share of $0.0001. The holders of ordinary shares are entitled to one vote per share on all matters to be voted upon by the shareholders, are entitled to receive ratably such dividends, if any, as may be approved from time to time by the Board of Directors out of funds legally available for such dividends, and in the event of liquidation, dissolution or winding-up of Klarna Group plc, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. In addition, the subdivision of ordinary shares effected on March 6, 2025 resulted in the issuance of 365,445,384 deferred shares with a nominal value per share of $0.0007333. This number included 148,812 deferred shares in respect of ordinary shares that were issued in January 2025. Such deferred shares have no voting rights and no effective economic rights, because such shares do not have a right to dividends and will only participate in a liquidation, dissolution or winding-up after the Company distributed to its shareholders $10.0 million for each ordinary share then in issuance, which the Company does not expect to occur. The issuance of the deferred shares have been presented retrospectively to reflect the effect of the Share Split.

Note 16 Share-based payments
The following table presents share-based payment costs, net of social security charges, recognized in the first quarters of 2025 and 2024:

	Three Months Ended
	March 31, 2025	March 31, 2024
Employee restricted share unit program	$(13)	$(4)
Business acquisition-related awards	—	(2)
Share warrants and stock options	(39)	1
Direct share issuance	(7)	—
Share-based payment costs	$(59)	$(5)
less: amounts recognized as reduction of revenue	$—	$—
Share-based payments expense	$(59)	$(5)
In the first quarter of 2025, certain share-based payment awards granted vested immediately resulting in an expense of $32 million being recognized.
Employee Restricted Share Unit Program
Our Restricted Share Unit Program (the “RSU Program”) was implemented in 2020. It is open to all employees as well as certain third-party contributors. Each participant is granted a set number of RSUs on the grant date, which generally vest over a four-year staggered vesting schedule, with 25% of the shares vesting each year. If the participant leaves Klarna, unvested RSUs are forfeited.
Details regarding the RSU program are outlined in the table below:

	Restricted share units
	Number of RSUs	Weighted average fair value at grant (in USD) (1)
January 1, 2024	10,208,104	$4.9
Granted during the year	22,659,832	4.4
Released during the year	(3,164,977)	5.3
Forfeited during the year	(3,291,313)	4.7
December 31, 2024	26,411,646	$4.5
Granted during the period	123,335	8.8
Vested during the period	(614,698)	5.3
Forfeited during the period	(1,163,871)	4.4
March 31, 2025	24,756,412	$4.5
______________
(1)Employee restricted share units in 2025 and 2024 granted in SEK have been converted to USD using the average exchange rate for each period for presentation purposes.
Share Warrants and Share Options
In certain jurisdictions, the Group offers share-based awards to certain individual contributors, including employees as well as executive officers and directors. Prior to 2024, these were awarded in the form of share warrants. In 2024, the Group also began granting share options to acquire ordinary shares of Klarna Group plc (“Ordinary share options”), and in 2025 options to acquire Class C shares (“Class C share options”) were granted.The warrants and options are subject to graded vesting over a term of typically four to five years.
As of March 31, 2025, one share warrant issued by a subsidiary of Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Holding AB (publ) or a subsidiary at the agreed strike price. One ordinary share option or warrant issued by Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Group plc at the agreed strike price, while two C Class share option entities the recipient to either one ordinary share or two Class C shares.
In the first quarter of 2025, we entered into commercial agreements with certain merchants under which we granted 15,740,059 warrants, each warrant to acquire one ordinary share in Klarna Group plc, in exchange for consumer acquisition services to expand our user base and brand awareness. No expense related to the fair value of the services was recognized in the first quarter of 2025 associated with these warrants, as services had not yet commenced.
The grant of the warrants gives rise to a tax charge in the year of grant. We recognized a current tax liability of $50 million during the quarter, with the associated tax expense recognized in equity. The tax expense is expected to be recoverable when the warrants are exercised.
In the first quarter of 2025, the board of directors of the Company approved the grant of options to acquire 8,834,736 of our ordinary shares to members of the Company’s management team. Additionally, the board of directors granted options to acquire 17,505,672 of Class C shares to Mr. Siemiatkowski and amended the terms of options granted to Mr. Siemiatkowski in the fourth quarter 2024 to allow for such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares). Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options.
Details on share warrant and option programs are outlined in the tables below:

	Share warrants and options to acquire ordinary shares issued by Klarna Group plc (2)		Share options to acquire C Class shares issued by Klarna Group plc
	Number of warrants and options	Weighted average exercise price (in USD) (1)	Number of options	Weighted average exercise price (in USD) (1)
January 1, 2024	—	$—	—	—
Granted during the year	6,100,140	46	—	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
December 31, 2024	6,100,140	$46	—	$—
Granted during the period (2)	24,574,795	57	17,505,672	46
Amended during the period	(1,477,164)	38	2,941,236	19
Forfeited during the period	—	—	—	—
March 31, 2025	29,197,771	$55	20,446,908	$42
______________
(1)Where share options in 2024 were granted in SEK the input has been converted to USD using the average exchange rate for the year for presentation purposes.
(2)In the first quarter of 2025, out of the total warrants issued to partners 2,400,000 warrants were granted with a weighted average exercise price of $0.001.

	Share warrants issued by a subsidiary of Klarna Group plc (2)
	Number of warrants	Weighted average exercise price (in USD) (1)
January 1, 2024	2,552,243	$538
Granted during the year	360,590	515
Exercised during the year	(126,580)	162
Forfeited during the year	(278,719)	505
December 31, 2024	2,507,534	$539
Granted during the period	—	535
Exercised during the period	—	—
Forfeited during the period	(23,543)	562
March 31, 2025	2,483,991	$536
_______________
(1)Where share warrants in 2025 and 2025 were granted in SEK the input has been converted to USD using the average exchange rate for the year for presentation purposes.
(2)One share warrant issued by a subsidiary entitles the recipient to purchase one ordinary share in Klarna Holding AB (publ) or a subsidiary at the agreed strike price. If exchanged to Klarna Group plc shares, the number of shares to be exchanged is dependent upon the value of Klarna Group at the time of the exchange. If such an exchange would have taken place as at the end of the period 2025 and 2024, the exchange yield would have been 12 and 12 shares for one subsidiary share, respectively.
The range of exercise prices for warrants outstanding as of March 31, 2025 and December 31, 2024 was between $0.1 and $117, respectively. The weighted average remaining contractual life for warrants is 3.4 years and 2.7 years as of March 31, 2025 and December 31, 2024, respectively. The number of warrants that were exercisable as of March 31, 2025 and December 31, 2024 was 480,000 and 480,000, respectively, all of which were issued by a subsidiary of Klarna Group plc.
The weighted average remaining contractual life for ordinary share options was 4.3 years and 3.6 years as of March 31, 2025 and December 31, 2024. The weighted average remaining contractual life for Class C share options was 4.3 years as of March 31, 2025. The number of exercisable ordinary share options was 2,520,852 and 1,460,856 as of March 31, 2025 and December 31, 2024.
Klarna uses the Black-Scholes model when calculating the fair value of warrants and share options granted to individual contributors, as well as certain partners when the fair value of goods and services cannot be reliably measured. The below table outlines the inputs used within the model:

	Share warrants and share options
	March 31, 2025	March 31, 2024
Expected volatility	37%	37%
Risk-free interest rate (2)	4.4%	2.8%
Expected term (years)	4.5	3.2
Weighted average share price for instruments issued by subsidiary of Klarna Group plc (in USD (1))	-	221
Weighted average share price for instruments issued by Klarna Group plc (in USD (1))	35	-
_______________
(1)Where share warrants in 2025 and 2024 were granted in SEK, the input has been converted to USD using the average exchange rate for the year for presentation purposes.
(2)The risk-free rate for instruments issued by subsidiary of Klarna Group plc is based on Swedish Central Bank (Sw. Sveriges Riksbank) bonds. The risk free-rate rate for instruments issued by Klarna Group plc is based on U.S. Treasury bonds.

The weighted average fair value of warrants granted during 2025 and 2024 was $12 and $17. The weighted average fair value of share options granted during 2025 and 2024 was $12 and $9. The weighted average fair value of C Class share options granted during 2025 was $29.
Employee Equity Program
The number of ordinary shares held by employees in a group subsidiary entity, as of March 31, 2025 and December 31, 2024 was 28,762 and 28,762 respectively. In April 2025, the 28,762 shares held by the employees were exchanged for the issuance of 1,948,166 ordinary shares in Klarna Group plc.
Direct Share Issuance
During first quarter of 2025, the Group granted 216,468 ordinary shares to certain employees, of which 107,508 where withheld to cover tax. The shares were granted by the board of directors of Klarna Group plc and were accounted for as equity-settled share-based payments. The share-based compensation expense is based on the grant-date fair value of the Group’s ordinary shares and was recognized immediately as there were no vesting conditions or restrictions placed on the awards. The weighted average fair value of the ordinary shares granted was $34.
Note 17 Information on related parties
Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer. Klarna paid Milkywire AB $0.7 million in 2024 for sustainability-related services. In the third quarter of 2024, Klarna also transferred Milkywire an additional $1.0 million for purchases of carbon credits on our behalf, all of which was paid to the providers of the carbon credits that we purchased. In the first quarter of 2025, Klarna paid Milkywire AB $0.1 million for sustainability-related services.
Additionally, the Company donated $1.1 million in the third quarter of 2024, $2.7 million in fourth quarter of 2024, where Nina Siemiatkowski serves as a board member. These arrangements were approved by the board, excluding the Chief Executive Officer.
On March 4, 2025, the board of directors of the Company approved the grant of options to acquire 8,834,736 of our ordinary shares and the issuance of 216,468, gross of withhold to cover tax, of our ordinary shares directly to members of the Company’s management team. Additionally, the board of directors granted options to acquire 17,505,672 of Class C shares to Mr. Siemiatkowski and amended the terms of options previously granted to Mr. Siemiatkowski to allow for such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares).

Note 18 Income taxes
The tables below represent income tax (expense) benefit and effective tax rate as of the three months ended March 31, 2025 and 2024, and deferred tax assets and deferred tax liabilities as of March 31, 2025 and December 31, 2024:

	Three Months Ended
Income tax expense	March 31, 2025	March 31, 2024
Current Tax
Tax expense for the year	$(8)	$(7)
Adjustment of tax attributable to previous years	—	—
Total	$(8)	$(7)

Deferred tax
Deferred tax	$1	$2
Income tax expense	$(7)	$(5)

Loss before tax	$(92)	$(25)
Effective tax rate	7.6%	20.0%

Deferred taxes	March 31, 2025	December 31, 2024
Deferred tax asset	$34	$33
Deferred tax liability	(1)	(1)
Total	$33	$32

Comprising:
Losses carried forward	$59	$55
Allowance for credit losses	19	19
Intangible assets	(60)	(57)
Other	15	15
Total	$33	$32
Deferred tax assets attributable to carryforward of unused tax losses or other deductible temporary differences are recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized.
The gross deferred tax assets and liabilities have been set off on the balance sheet to the extent the requirements for netting are met.
The Group has applied the exception, mandated by an amendment to IAS 12, to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Pillar Two has been widely implemented as of January 1, 2025. There was no impact on Klarna Group as of first quarter 2025.

Note 19 Net loss per share
Basic loss per share is calculated by dividing the loss attributable to shareholders of Klarna Group plc by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated similarly but includes the effect of potential ordinary shares using the treasury stock method, to the extent that the inclusion of these shares is dilutive. Potential ordinary shares consist of incremental shares issuable in connection with warrants and share options. The Group has also granted RSUs, restricted share awards and certain warrants in subsidiaries which are exercisable or convertible into subsidiary company shares and are not considered potential ordinary shares in Klarna Group plc. However, such instruments, which are potential ordinary shares in subsidiaries, may affect net loss per share due to their impact on non-controlling interest for Klarna Group plc.
Due to the net loss and the resulting anti-dilutive effect in the three-months-ended periods of the first quarter of 2025 and 2024, all potential ordinary shares are excluded from the diluted loss per share calculation, and diluted loss per share equals basic loss per share for these periods.
The computation of loss per share for the respective periods is as follows:

	Three Months Ended
	March 31, 2025	March 31, 2024
Numerator:
Net loss attributable to Klarna Group plc	$(101)	$(31)
Denominator:
Weighted-average number of ordinary shares - basic	365,398,378	364,018,908
Potentially dilutive ordinary shares	—	—
Weighted-average number of ordinary shares - diluted	365,398,378	364,018,908
Net loss per share attributable to shareholder of Klarna Group plc:
Basic	$(0.26)	$(0.09)
Diluted	$(0.26)	$(0.09)
Note 20 Significant events after the end of the reporting period
The Group has evaluated all events that have occurred subsequent to March 31, 2025, through the date that the interim condensed consolidated financial statements were approved on May 20, 2025. No significant events have occurred during the subsequent period.

KLARNA GROUP PLC

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Klarna Group plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Klarna Group plc (“the Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for expected credit losses

Description of the Matter
As described in Notes 2 and 6 to the consolidated financial statements, the Company recorded consumer receivables of $8,141 million net of allowances for expected credit losses of $332 million. Allowances for expected credit losses (“ECL”) are based on estimated loan repayment performance and the evaluation of accumulated credit risk by product, geography and days past due. The probability of default, magnitude of estimated loss, and expected changes in exposure are derived from historical internal and external data.
Auditing the Company’s allowance for ECL was complex due to the estimation uncertainty in loan repayment performance, accumulated credit risk assumptions, the highly automated nature of the Company’s consumer receivable process, and the complexity of the models and assumptions used to calculate ECL. Significant audit effort included the involvement of specialists and considerations with respect to the Company’s material weakness in internal controls over financial reporting related to IT General Controls.

How We Addressed the Matter in Our Audit
To test the Company’s allowance for ECL our audit procedures included, among others, testing inputs and assumptions noted above used in model calculations such as days past due and probability of default. With the support of our specialists, we performed procedures on certain models used to determine the allowance for ECL, including, new model implementation testing, assessment of model performance and sensitivity analyses. We evaluated the Company’s validation procedures over a sample of models, and assessed the potential impact of future economic conditions and the application of historical internal and external data by comparing realized losses to previous estimates.
As a result of the material weakness in IT general controls, we have increased the number of selections we would have otherwise made and tested the Company’s retrospective review of access and change management for IT systems within the consumer receivable process.

Merchant fees

Description of the Matter
As disclosed in Note 2 and 4 to the consolidated financial statements, merchant fees are derived from the volume of consumer transactions processed and a combination of value-based and fixed pricing. The transaction price is recognized at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled. A reduction of merchant fees to certain merchants is provided based on performance measures, including volume of processed transactions. Consideration payable to merchants that is not for a distinct good or service is recognized as a reduction to the transaction price.
Auditing merchant fees was complex due to the judgment related to recognition of performance measures within certain merchant contracts. Significant audit effort was involved in evaluating and understanding certain merchant contracts, testing performance measures, and assessing the Company’s accounting and disclosures for consideration payable to merchants. Additionally, the Company’s material weakness in internal controls over financial reporting related to IT General Controls contributed to the higher degree of audit effort.

How We Addressed the Matter in Our Audit
To test the Company’s merchant fees our audit procedures included among others, on a sample basis, reviewing and evaluating merchant contracts, including those with performance measures, testing transactions back to fixed or value-based pricing terms and recalculating merchant fees using actual transaction data. We compared merchant fee amounts to subsequent cash settlements, tested revenue recognition by inspecting management’s transaction confirmation process with merchants and evaluated completeness by testing a sample of transactions to merchant contracts.
Additionally, we tested consideration payable to merchants by vouching to contract terms. As a result of the material weakness in IT general controls, we have increased the number of selections we would have otherwise made and tested the Company’s retrospective review of access and change management for IT systems within the merchant fees process.

/s/ Ernst & Young AB
We have served as the Company’s auditor since 2016.
Stockholm, Sweden
February 25, 2025 except for the effects of the share split disclosed in Note 27, as to which the date is March 14, 2025

Consolidated Statements of Profit or Loss for the Years Ended December 31, 2024, 2023 and 2022

Amounts in USD millions, except share and per share amounts	Note	2024	2023	2022
Transaction and service revenue		2,136	1,768	1,468
Interest income		675	508	436
Total revenue	4	2,811	2,276	1,904

Processing and servicing costs		(596)	(541)	(520)
Consumer credit losses		(495)	(353)	(550)
Funding costs	18	(503)	(297)	(147)
Technology and product development		(444)	(389)	(430)
Sales and marketing		(328)	(381)	(531)
Customer service and operations		(203)	(240)	(287)
General and administrative		(281)	(270)	(320)
Depreciation, amortization and impairments		(82)	(128)	(99)
Operating expenses		(2,932)	(2,599)	(2,884)

Operating loss		(121)	(323)	(980)
Other income (expense)		154	19	(58)
Profit (loss) before taxes		33	(304)	(1,038)
Tax (expense) benefit		(12)	60	3
Net profit (loss)		21	(244)	(1,035)

Whereof attributable to:
Shareholders of Klarna Group plc		3	(249)	(1,038)
Non-controlling interests		12	—	(1)
Other equity holders		6	5	4
Total		21	(244)	(1,035)

Net profit (loss) per share attributable to shareholders of Klarna Group plc
Basic	26	$0.01	$(0.69)	$(3.09)
Diluted	26	$0.01	$(0.69)	$(3.09)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2024, 2023 and 2022

Amounts in USD millions, except share and per share amounts	2024	2023	2022
Net profit (loss)	21	(244)	(1,035)

Items that are or may be reclassified to the statement of profit or loss:
Exchange differences on translation of foreign operations	(151)	58	(282)
Reclassification of cumulative translation adjustments	(18)	—	—
Other comprehensive income (loss) for the year	(169)	58	(282)
Total comprehensive loss	(148)	(186)	(1,317)

Comprehensive loss attributable to:
Shareholders of Klarna Group plc	(165)	(191)	(1,319)
Non-controlling interests	11	—	(2)
Other equity holders	6	5	4
Total comprehensive loss	(148)	(186)	(1,317)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets as of December 31, 2024 and 2023

Amounts in USD millions, except share and per share amounts	Note	December 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	5	3,243	2,391
Debt securities	8	454	799
Consumer receivables	6	8,141	8,083
Settlement and trade receivables	7	493	714
Property and equipment	13	85	122
Goodwill	12	613	667
Intangible assets	12	376	533
Deferred tax assets	25	33	25
Other assets	14	366	414
Total Assets		13,804	13,748

Liabilities
Accounts payable and accrued expenses		572	596
Consumer deposits		9,510	9,478
Payables to merchants		696	857
Notes payable and other borrowings	15	513	324
Deferred tax liabilities	25	1	1
Other liabilities	16	255	295
Total Liabilities		11,547	11,551

Equity
Share capital	22	—	—
Additional paid in capital		4,646	4,625
Other equity instruments		—	37
Reserves		(479)	(311)
Accumulated deficit		(2,081)	(2,159)
Total equity excluding non-controlling interests		2,086	2,192
Non-controlling interests		171	5
Total equity		2,257	2,197
Total equity and liabilities		13,804	13,748
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022

Amounts in USD millions, except share and per share amounts	Share capital	Additional paid in capital	Reserves	Other equity instruments	Accumulated deficit	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as of January 1, 2022	—	3,687	(88)	58	(972)	2,685	8	2,693
Net loss	—	—	—	—	(1,034)	(1,034)	(1)	(1,035)
Exchange differences on translating foreign currencies	—	—	(281)	—	—	(281)	(1)	(282)
New share issuance	—	888	—	—	—	888	—	888
Share-based payments	—	2	—	—	65	67	—	67
Issuance of other equity instruments, net of redemptions	—	—	—	3	(4)	(1)	—	(1)
Changes in non-controlling interests	—	—	—	—	(3)	(3)	—	(3)
Balance as of December 31, 2022	—	4,577	(369)	61	(1,948)	2,321	6	2,327
Net loss	—	—	—	—	(244)	(244)	—	(244)
Exchange differences on translating foreign currencies	—	—	58	—	—	58	—	58
New share issuance	—	47	—	—	—	47	—	47
Share-based payments	—	1	—	—	46	47	—	47
Redemption of other equity instruments	—	—	—	(24)	(7)	(31)	—	(31)
Changes in non-controlling interests	—	—	—	—	(6)	(6)	(1)	(7)
Balance as of December 31, 2023	—	4,625	(311)	37	(2,159)	2,192	5	2,197
Net income	—	—	—	—	21	21	—	21
Exchange differences on translating foreign currencies	—	—	(150)	—	—	(150)	(1)	(151)
Reclassification of cumulative translation adjustments	—	—	(18)	—	—	(18)	—	(18)
New share issuance	—	21	—	—	—	21	—	21
Share-based payments	—	—	—	—	64	64	—	64
Issuance of other equity instruments	—	—	—	142	(6)	136	(12)	124
Changes in non-controlling interests	—	—	—	(179)	(1)	(180)	179	(1)
Balance as of December 31, 2024	—	4,646	(479)	—	(2,081)	2,086	171	2,257
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Operating activities
Profit (loss) before taxes	33	(304)	(1,038)
Income taxes paid	(15)	(11)	(21)
Interest expense paid	(312)	(214)	(81)
Interest income received	558	412	385
Adjustments for non-cash items in operating activities
Depreciation, amortization and impairment	189	227	162
Share-based payments	92	43	56
Provisions excluding credit losses	1	1	15
Provision for credit losses	671	506	710
Net gain from divestment(1)	(190)	—	—
Net losses from divestment of shares in equity investments	7	—	—
Financial items including fair value effects	(282)	(219)	60
Changes in the assets and liabilities of operating activities
Change in consumer receivables	(1,373)	(1,552)	(1,677)
Change in settlement and trade receivables	197	(172)	(83)
Change in notes payable and other borrowings	(16)	(115)	181
Change in consumer deposits	820	1,516	2,084
Change in other assets and liabilities	207	690	(417)
Cash flow from operating activities	587	808	336
Investing activities
Investments in intangible assets	(44)	(84)	(94)
Investments in property and equipment	(1)	(1)	(11)
Sale of fixed assets	—	1	—
Consideration paid in business combinations, net of cash acquired	—	—	(354)
Divestment, net of cash disposed	188	—	—
Net purchase of equity investments	11	—	—
Cash flow from investing activities	154	(83)	(459)
Financing activities
New share issuance	—	39	799
Share warrants	—	1	2
Other equity instruments issued	142	—	27
Other equity instruments redeemed	—	(24)	(25)
Convertible promissory notes issued	—	—	9
Convertible promissory notes redeemed	—	(32)
Subordinated debt issued	100	75	—
Subordinated debt redeemed	—	(33)	—
Notes payable and other borrowings issued	264	104	345
Notes payable and other borrowings redeemed	(169)	(150)	(1,101)
Purchase of non-controlling interest	—	—	(3)
Principal payments of lease liabilities	(25)	(42)	(35)
Cash flow from financing activities	312	(62)	18
Cash flow for the year	1,053	663	(105)

Cash and cash equivalents at the beginning of the year	2,391	1,694	2,071
Cash flow for the year	1,053	663	(105)
Exchange rate difference in cash and cash equivalents	(201)	34	(272)
Cash and cash equivalents at the end of the year	3,243	2,391	1,694
______________
(1)Includes the recycling of currency translation effects from other comprehensive income of $18 million in 2024.
The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Corporate information
Klarna Group plc is a public company with limited liability incorporated under the laws of England and Wales. The consolidated financial statements consist of Klarna Group plc and its direct and indirect subsidiaries (collectively “Klarna,” the “Company,” the “Group,” “we,” “us,” or “our”).
Klarna is a technology-driven payments company, with operations spanning multiple countries. We connect consumers and merchants with comprehensive payment solutions and tailored advertising solutions, both online and offline. Our payment solutions provide consumers with more control and flexibility over their payments.
Note 2 Accounting principles
i.Basis of preparation and consolidation
The consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for equity investments, derivatives and convertible notes which have been measured at fair value, and lease liabilities, which are measured at present value. These consolidated financial statements are prepared on a going concern basis. All amounts in the notes to the consolidated financial statements are stated in millions of United States Dollars (“USD”), unless otherwise stated.
On May 23, 2024, Klarna Holding AB (publ) completed a reorganization which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share for share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the ultimate controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization. The accounting predecessor of Klarna Group plc is Klarna Holding AB (publ). The exchange has been presented on a retrospective basis as a reorganization transaction beginning in the earliest period presented.
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated subsidiaries of Klarna are consolidated as from the date when control is transferred to Klarna and deconsolidated from the date that control ceases. All intercompany accounts and transactions between members of the Group have been eliminated on consolidation
Share Split
In March 2025, Klarna Group plc’s board of directors approved a subdivision of ordinary shares of Klarna Group plc on a 1-to-12 basis (the “Share Split”), which was effected on March 6, 2025. Refer to Note 27 for further details. Accordingly, all share data and per share data amounts for all periods presented in the consolidated financial statements and notes thereto have been retrospectively adjusted to reflect the effect of the Share Split.
ii.New and amended standards and interpretations
Standards and amendments effective for the year
No significant new IFRS standards, amendments or interpretations applicable to the Group became effective during the period.

New standards and amendments issued but not yet effective
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements.” IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier adoption is permitted. The Group is currently evaluating the impact of this standard.
In May 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures,” clarifying recognition and derecognition principles and introducing an exception for the early derecognition of certain financial liabilities settled electronically. The amendments also provide guidance on assessing contractual cash flow characteristics and introduce new disclosure requirements. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Group is currently evaluating their impact.
The Group has not early adopted any issued standards, interpretations, or amendments that are not yet effective.
iii.Significant accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to provisions for credit losses, revenue recognition, income taxes, the evaluation for impairment of intangible assets and goodwill, contingent liabilities, securitizations, convertible notes, leases, business combinations, divestitures and share-based compensation, including the fair value of restricted share units, options and warrants issued. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could materially differ from these estimates.
iv.Foreign currency translation
Presentation currency and functional currency
The financial statements are presented in USD. In general, each entity within the Group uses the currency of its primary economic environment as its functional currency. For Klarna Group plc, the functional currency is USD.
The assets and liabilities of the Company and its subsidiaries are translated from the functional currency of the operations to USD using the exchange rates at the reporting date. The revenues and expenses are translated to USD using the average exchange rates for the period, which approximate the exchange rates at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income (loss) and included in foreign exchange translation reserve in equity.
Foreign currency transactions
Transactions denominated in currencies other than the functional currency of the respective entity are translated into the functional currency at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in currencies other that the functional currency are remeasured using the exchange rates prevailing at the end of the reporting period. Any foreign exchange gains or losses arising from the remeasurement of these monetary assets and liabilities are recognized in other income (expense) in the consolidated statement of profit or loss.

v.Cash and cash equivalents
Cash and cash equivalents consist of cash in hand, demand deposits with banks, short-term treasury bills and other short-term highly liquid investments with original maturities of three months or less.
vi.Debt securities
Debt securities primarily include treasury bills chargeable at central banks with maturities greater than three months, Mandatory deposits at central banks, and bonds and other interest-bearing securities. The Group classifies investments as financial assets measured at amortized cost, with interest recognized within interest income in the consolidated statements of profit or loss.
vii.Consumer receivables
Consumer receivables represent unsecured amounts due from consumers that elect to pay over time either through Pay Later or Fair Financing options as well as receivables related to other consumer fees as discussed in our Revenue Recognition accounting principles. Consumer receivables that Klarna has the objective of holding to collect contractual cash flows are measured at amortized cost, including outstanding principal balances, accrued interest and net of allowances for expected credit losses.
viii.Settlement and trade receivables
Settlement and trade receivables primarily include receivables from payment solution providers (“PSPs”), amounts due from merchants for services and receivables from third-party debt collection agencies and financial institutions. Settlement and trade receivables are reported at amortized cost net of an allowance for expected credit losses.
ix.Allowance for expected credit losses
Klarna estimates allowances for expected credit losses (“ECL”) for debt securities assets, consumer receivables and settlement and trade receivables. The ECL allowance is based on either 12-month expected credit losses (“12m ECL”) or on lifetime expected credit losses (“Lifetime ECL”). The ECL allowance is based on the latter if the simplified approach, as defined by IFRS 9, is applicable or if there has been a significant increase in credit risk since initial recognition.
Lifetime ECL and 12m ECL are calculated on a collective basis at an asset class level. The asset class is defined by shared credit risk characteristics, which are generally by market and geography.
Debt securities
Klarna invests in treasury bills issued by central banks, loans to highly rated financial institutions and bonds issued by highly rated government entities. The credit rating status of issuing entities is monitored throughout the investment holding period. The high credit quality of the issuers results in a low probability of default, loss given default and exposure at default resulting in an immaterial ECL estimate for debt securities.
Consumer receivables
To measure the ECL for consumer receivables, the Group assigns outstanding loans to one of three stages with the stage corresponding to the individual loan’s estimated repayment performance. The estimated repayment performance is informed by the Group’s records, including the customer’s history with Klarna and purchase behavior from active Klarna consumers, merchant data, credit bureau reports and open banking data. Klarna defines the stages as follows:
Stage 1: New loan origination that is not credit impaired at origination. A loan remains in Stage 1 unless there is a significant increase in credit risk (“SICR”), such as when a loan becomes 30 days or more past due or if the consumer has other loans that are in Stage 2 or 3. While a consumer could have a loan that did not experience SICR, if they have a loan in Stage 2 or 3, Klarna applies a more prudent approach to all loans for the consumer as part of its risk management practices. A loan may also be transferred back to Stage 1 if credit risk has significantly improved and it is not delinquent 30 or more days. For Stage 1 loans, the allowance is calculated based on 12-month ECL.
Stage 2: Loan with an observed significant increase in credit risk since origination. Klarna defines significant increase in credit risk as a loan with an outstanding balance more than 30 days overdue. The allowance for these loans is calculated based on Lifetime ECL. Stage 2 also includes loans that are reclassified from Stage 3 because they are no longer considered credit impaired.
Stage 3: Loan considered credit impaired. A loan is defined as credit impaired if it is 90 days past due or is classified as fraudulent. The allowance for Stage 3 loans is calculated based on Lifetime ECL. A loan may be reclassified from Stage 3 if it is no longer considered credit impaired.
Settlement and trade receivables
For Settlement and trade receivables, Klarna estimates credit losses using the Lifetime ECL model. Each counterparty is subject to a credit risk assessment at onboarding and periodically throughout its relationship with Klarna. Based on the credit risk assessment, a counterparty is assigned a risk classification that correlates to a probability of default. For higher risk counterparties, Klarna extends settlement windows for payments to the counterparties to serve as collateral for their non-performance if a consumer returns products.
When a settlement and trade receivable is determined to be uncollectible, the gross amount is written off through the allowance for expected credit losses for settlement and trade receivables in general and administrative on the consolidated statements of profit or loss. Recoveries of trade receivables that were previously written off are recognized when received in general and administrative on the consolidated statements of profit or loss. See Note 7 for information on written-off and recovered settlement and trade receivables.
Significant inputs
Klarna utilizes a series of models to calculate allowance estimates, which depend on certain significant inputs.
Definition of default
An asset is considered to be in default when it is 90 days or more past due on any payments, has entered debt collection or is classified as fraudulent.
Probability of Default (“PD”)
Historical balances as well as the proportion of those balances that have defaulted over time are used as a basis to determine the PD. This approach provides values for 12-month and lifetime PDs applied over different vintages for different countries and for days since origination. In cases where the maturity of the loans is very short (i.e., less than 12 months), which is common for Klarna’s products, the 12-month PD and lifetime PD have equal values.
Loss Given Default (“LGD”)
LGD is the magnitude of the likely loss if there is a default. The LGD is dependent on geographical region, days past due, and, in some cases, recoveries from the sale of non-performing portfolios. The loss given default is calculated using the historical balances over different vintages as a basis. Furthermore, the LGD component is determined based on days past due.

Exposure at Default (“EAD”)
EAD represents the estimate of the exposure at a future default date, taking into account expected changes in the exposure as of each reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise.
Measurement of ECL
Expected credit loss estimates are based on these key inputs: PD, LGD and the EAD, which are derived from internal statistics and other external data. PD and LGD estimates are an accumulation of segmentation, such as product and geography, within each asset class, which are used to calculate the ECL on a collective basis. For unsecured assets, there is no collateral factored into the ECL calculations. For quantitative information on the reported ECL amounts see Note 6 and Note 7.
Write-off of financial assets
Consumer receivables and settlement and trade receivables are written off when either the entire outstanding amount or a proportion thereof are considered uncollectible, which is generally when an outstanding balance is 180 days past due. For consumer receivables and settlement and trade receivables, Klarna monitors significant counterparty relationships for current information and events to assess if there is a risk the counterparty is experiencing financial difficulty or is in breach of contract.
If a loan or receivable is determined to be uncollectible, the gross amount will be charged off through the allowance for expected credit losses. Charged-off balances may still be subject to enforcement activities to attempt to recover the amounts due. When enforcement activities are exhausted or the loan or receivable is sold to an external party, the loan or receivable is formally written off in Klarna’s systems.
For information on the written-off consumer receivables and settlement and trade receivables, including those subject to enforcement activities, see Note 6 and Note 7, respectively.
Sale of uncollectible consumer receivables
Klarna enters into agreements to sell certain uncollectible receivables to debt collection agencies to maximize recovery and manage credit risk. These uncollectible receivables are sold on a non-recourse basis, with the Group transferring substantially all risks and rewards of ownership to the debt collection agencies meeting the derecognition criteria on the date of sale. When a receivable is deemed to be uncollectible it is written down to the recoverable amount.
Recoveries
Recoveries for consumer receivables that were previously written off are recognized when received in consumer credit losses on the consolidated statements of profit or loss. Recoveries of consumer receivables that were previously written off were not material in 2024, 2023 and 2022.
x.Commitments
In the normal course of business, Klarna is a party to the following non-cancelable commitments:
Loan funding commitments
Klarna has a commitment to purchase certain consumer loans by originating bank partners in the United States. Upon purchase of these consumer loans, Klarna recognizes them on the consolidated balance sheet. Beginning in 2024, Klarna is required to communicate credit limits to its Norwegian customers, for which Klarna has a commitment to fund. Upon a customer drawing on the commitment, Klarna recognizes it on the consolidated balance sheet.

Consumer refund commitment
Klarna offers a buyer protection policy that serves as a commitment, obligating the Company, under certain circumstances, to reimburse consumers if a merchant does not adequately resolve a purchase return for purchases made using a Klarna payment method. These commitments are accounted for through a provision. The measurement of the provision begins with the credit risk rating of merchants for which Klarna is providing the commitment. The risk rating correlates to a PD which is multiplied by the estimated gross exposure to estimate the provision. It is calculated based on historically observed return rates and included in provisions within other liabilities, see Note 16. The commitment is disclosed in Note 20.
Synthetic securitization
Klarna enters into synthetic securitization transactions with unconsolidated securitization vehicles (“SPVs”), where it economically transfers a portion of credit risk for certain pools of consumer receivables (the “referenced pools”) with the primary objective to lower the regulatory capital risk weights of the underlying assets. Credit risk for each referenced pool is separated into three tranches: junior, mezzanine and senior. The Company retains the risk for the junior and senior tranches and transfers risk for the mezzanine tranche to the SPV. The SPV then issues credit-linked notes to investors.
Klarna pays a fee to the SPV for the transfer of credit risk that is recorded as incurred in funding costs, see Note 18. This fee provides for a guarantee from the SPV to reimburse the Company for any credit losses incurred in the mezzanine tranche. The Company incurred fees of $32.3 million, $21.9 million and $8.8 million for 2024, 2023 and 2022, respectively, in connection with such transactions. The total consumer receivable pool was $2.1 billion, $1.7 billion and $1 billion as of December 31, 2024, 2023 and 2022, respectively.
The Company retains contractual rights to receive the cashflows of the referenced pools and does not derecognize these consumer receivables from its consolidated balance sheet. In accordance with IFRS 9 Financial Instruments, the Company estimates the expected credit losses for these consumer receivables for each period presented, in line with the Company’s accounting policy for allowance for expected credit losses. The Company’s estimated credit losses for the referenced pools was below the range of the mezzanine tranche for the periods presented. As a result, the Company has not made a claim against the guarantees issued by the SPVs. Should the Company experience credit losses within the mezzanine tranche, the Company’s policy is to record recoveries from the SPV guarantees in consumer credit losses.
Forward flow securitization
During 2024, Klarna entered into a forward flow loan sale arrangement with an unconsolidated securitization vehicle (the “SPV”) whereby specified pools of consumer receivables (“eligible receivables”) are transferred to the SPV. Klarna derecognizes these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards. The transfers are deemed to occur on the sale date, at which point, the derecognition criteria are satisfied.
The specified pools of eligible receivables are classified as held for trading and measured at fair value through profit and loss (“FVTPL”) within other assets on the consolidated balance sheet, with changes in fair value recognized under funding costs in the statements of profit or loss.
Under these transactions, Klarna continues to service the sold receivables on behalf of the SPV. Servicing income includes contractual fees specified in servicing agreements with the SPV, earned from providing professional services such as cash flow collection and credit risk management in the event of customer defaults. The servicing fee is calculated daily by applying a fixed percentage to the outstanding loan principal balance. As the servicing fee is deemed to represent a fair market fee, no servicing asset or liability is recognized in the financial statements. The Group earned servicing income of $0.7 million for 2024. This servicing income is recorded under transaction and service revenue in the statements of profit or loss. The total consumer receivables originated as held for trading during 2024 totaled $3.3 billion and the unsold balance as of December 31, 2024 was $2 million.
xi.Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which Klarna has access at that date.
When available, Klarna measures fair value using the quoted price in an active market. If a quoted price in an active market is not available, the Group uses valuation methods that maximize the use of relevant observable inputs and minimize the use of unobservable inputs to determine fair value.
The fair value of a financial instrument on initial recognition is generally best evidenced by its transaction price (i.e., the fair value of consideration paid or received). If Klarna determines that the transaction price differs from the fair value and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation method where unobservable inputs are considered to be insignificant in relation to the difference, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is settled.
All assets and liabilities for which fair value is measured or disclosed in these consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole.
Level 1
Level 1 in the fair value hierarchy consists of assets and liabilities where the inputs used in the valuation are unadjusted quoted prices from active markets for identical assets or liabilities.
Level 2
Level 2 consists of assets and liabilities where the significant inputs used for valuation are derived from directly or indirectly observable market data available over the entire period of the instrument’s life. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities and credit spreads.
Level 3
Level 3 includes estimated values based on assumptions and assessments where one or more significant inputs are not based on observable market information.
Klarna recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
xii.Repurchase agreements
Repurchase agreement liabilities are used to obtain liquidity and fluctuate over time based on many factors, including market conditions, consumer receivables and consumer deposit growth and balance sheet management activities.
Treasury bills and other interest-bearing securities are sold under agreements to repurchase at a specified future date are not derecognized from the balance sheet as Klarna retains substantially all of the risks and rewards of ownership. Assets under repurchase agreements are transferred to the counterparty and the counterparty has the right to sell or re-pledge the assets. Such securities are kept on the balance sheet and pledged as collateral when the securities have been transferred and cash consideration has been received. Payment received is recognized under notes payable and other borrowings. The difference between the sale and repurchase price is accrued over the life of the agreement using the effective interest method and recognized within funding costs in the consolidated statements of profit or loss.
xiii.Derivative instruments and hedge accounting
Derivative instruments are reported in the balance sheet on their trade date and are measured at fair value, both initially and in subsequent periods. Derivative instruments are presented in other assets or notes payable and other borrowings. Changes in the fair value of derivative instruments are included in funding costs in the consolidated statements of profit or loss.
The Group uses hedge accounting for fair value hedges to manage the interest rate risk of liabilities.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in funding costs, together with any changes in the fair value of the hedged liability that are attributable to the hedged risk. Any residual mismatch between the hedging instrument and the hedged item is recognized as ineffective.
When hedging interest rate risk, any interest accrued or paid on both the hedging derivative and the hedged item is reported in funding costs. If the hedge no longer meets the criteria for hedge accounting the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the consolidated statements of profit or loss over the period for which the item was hedged. If the hedged item is sold or repaid, the unamortized fair value adjustment is recognized immediately in funding costs.
xiv.Consumer deposits
Consumer deposits are initially recorded at fair value and then at amortized cost and with application of the effective interest method. Where a consumer deposit is in a qualifying fair value hedge relationship, its carrying value is adjusted for changes in fair value attributable to the hedged risk. All consumer deposits are interest-bearing.
xv.Payables to merchants
Payables to merchants arise when Klarna facilitates payment transactions for merchants and holds the corresponding funds on their behalf. The settlement cycle is dependent on the counterparty, but is usually within a few working days of the transaction. As a result, Klarna records a liability towards the merchant, representing the money owed to them. Payables to merchants are recognized at amortized cost. On settlement, the Group derecognizes these amounts from the balance sheet.
xvi.Leasing
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The length of a lease term includes options to extend or terminate the lease when it is reasonably certain that the Group will exercise those options. The Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. For most leases, Klarna has judged that the lease term does not include additional periods after the initial period.
A right-of-use asset and a lease liability are recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for initial costs, incentive payments, restoration costs and lease payments before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.
The lease liability is initially measured at the present value of the remaining lease payments that are not paid at the commencement date. As most leases do not provide an implicit interest rate, the Group uses the incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.
The lease liability is remeasured when there is any change in future lease payments arising, for example, from a change in an index, assessment or estimations on the usage of extension, termination or purchase options or the amount expected to be payable under a residual value guarantee. If a remeasurement of the lease liability occurs, a corresponding adjustment to the carrying amount of the right-of-use asset is made. Lease payments included in the measurement of the lease liability are fixed payments, variable lease payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase option, if applicable. The Group excludes payments for related services and other components of a lease. Klarna presents right-of-use assets in property and equipment and lease liabilities in other liabilities in the balance sheet.
Klarna has elected not to recognize right-of-use assets and liabilities for short-term leases and leases of low-value assets, mainly consisting of IT equipment and short-term rental of offices. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.
xvii.Business combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree, over the fair value of the identifiable net assets acquired is recognized as goodwill. Acquisition-related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of profit or loss as they are incurred.
xviii.Divestitures
Non-current assets or disposal groups are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. The classification is made when the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable within one year. Upon such classification, the assets or disposal group is measured at the lower of their carrying amount and fair value less costs to sell.
The gain or loss on divestment is determined as the difference between the consideration received, net of transaction costs, and the carrying value of the net assets disposed of. The gain or loss is recognized within other income (expense) in the statements of profit or loss. Where goodwill has been allocated to the disposed operation, typically measured based on the relative values of the disposed operation, such goodwill is included in the carrying amount of the operation when determining the gain or loss on disposal.
An operation is classified as discontinued when it represents a separate major line of business or geographical area of operations that either has been disposed of or is classified as held for sale. Refer to Note 11 for further details.
For foreign operations, cumulative foreign currency translation differences previously recognized in other comprehensive income are reclassified to the statements of profit or loss upon divestment. This reclassification is included as part of the gain or loss on disposal.

xix.Goodwill and intangible assets
Goodwill
Goodwill represents the excess of consideration paid over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is reviewed for impairment annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Impairment of goodwill is not reversed. The Group monitors goodwill for impairment considerations at the operating segment level. In the event of a disposal that qualifies as a business, or where there is a significant reorganization of the business, goodwill is allocated based upon relative fair values.
Trademarks, tradenames, licenses and other customer-related intangible assets
Identifiable intangible assets following business combinations include trademarks, tradenames, licenses, developed technology and customer relationships. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated useful lives, generally 3-20 years. The Group reviews the carrying amounts of intangible assets for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable.
Capitalized development costs and licenses
Costs associated with IT systems and software, whether developed internally or acquired, are recognized as intangible assets when the following criteria are met:
•It is technically feasible to complete the intangible asset so that the asset will be available for use or sale;
•Adequate resources are available to complete the development;
•There is an intention to complete and use the intangible asset for the provision of services;
•Use of the intangible asset will generate probable future economic benefits; and
•Expenditures attributable to the intangible asset can be measured reliably.
Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable capitalized development costs and licenses (generally, 3-5 years) and reported within depreciation, amortization and impairments and in technology and product development in the consolidated statements of profit or loss depending on the nature of the assets. Costs related to development activities that do not satisfy the above criteria, including for maintenance, are expensed as incurred.
Impairment
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually. This is tested by estimating the recoverable amount, which is the higher of the fair value less costs to sell and the value in use. If the recoverable amount is lower than the carrying amount, the asset is written down. See Note 12 for further information on the measurement of goodwill and significant assumptions used in the annual impairment test.
Intangible assets with finite useful lives undergo impairment testing whenever events or changes in circumstances suggest that the carrying amount might not be recoverable.

xx.Property and equipment
Property and equipment is stated at historical cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, generally, by applying the following useful lives to each class of property and equipment:

Equipment, tools and fixtures and fittings	5 years
Computers and other machinery	3 years
Leasehold improvements	The shorter of lease term and useful life
If there is an indication that the recoverable value is less than the carrying amount, an impairment review is completed and any impairment loss is recognized within depreciation, amortization and impairments in the consolidated statements of profit or loss. The cost and accumulated depreciation for property and equipment that is sold, retired or otherwise disposed of are derecognized and the resulting gains or losses are recorded in the consolidated statements of profit or loss.
xxi.Revenue Recognition
Transaction and service revenue
Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The product offerings from which revenues are recognized do not differ in any significant way between geographical markets.
Transaction revenue
Transaction revenue includes merchant revenue and advertising revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes. Merchant revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary among our geographies. Our pricing is a combination of value-based and fixed pricing, charged either ad valorem (proportional to the estimated value of goods and services purchased on our network) or fixed fees on each transaction, or a mix of both. Where consumers return merchandise or goods and merchants process a refund, merchant fees charged for the original transaction are not returned to the merchant.
Our contracts with merchants consist of a master agreement including terms, conditions and pricing. We are not obligated to perform under the contract until a transaction occurs and thus each transaction represents a separate performance obligation to the merchant as our customer. Our service offering comprises a single performance obligation to merchants to facilitate transactions with consumers. The transaction price is recognized at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled. We provide a reduction of merchant fees to certain merchants based on performance measures, including volume of processed transactions. The nature of our contracts may give rise to variable consideration, which may be constrained. We estimate the expected transaction volumes at the beginning of the period and include the estimated rebates in the transaction price as a reduction of merchant revenue. We also enter into contracts with certain merchants to expand our user base and market presence, and for brand promotion through co-marketing activities, as detailed in section Promotional and marketing arrangements below.
Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. We enter into contracts for advertising either directly with merchants or through other third parties. The transaction price is determined based on the advertising model, with fees that may be fixed or variable, typically based on the number of impressions delivered or actions taken by users, such as clicks or purchases. Revenue from impression-based ads is recognized in the period when an ad is displayed to users. For action-based ads, revenue is generally recognized at a point in time, when a specified action, such as a click or purchase, occurs.
Our contracts for advertising services are separate from other merchant contracts and include a single performance obligation. For advertising revenue generated through other third parties, we recognize revenue on a gross basis if we are the principal and on a net basis if we are the agent. This assessment is based on whether we control the service before it is delivered to the customer.
Consumer service revenue
Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of reminder fees and other administrative fees, including fees for issuing one-time cards. The consumer may be charged a fee, being a fixed amount that constitutes the transaction price. The transaction price is recognized at the point in time the performance obligation is satisfied based on the terms of the executed consumer agreement.
Our contracts with Klarna card consumers as our customer are defined by terms and conditions at the outset of the customer relationship. Each transaction represents an individual and separate performance obligation. Our contracts with consumers not using Klarna card are defined by the terms and conditions at the transaction level and each transaction represents a separate contract with the consumer as our customer.
Distribution partner referral arrangements
We enter into contracts with third-party partners to distribute our payment solutions to our merchants. For these contracts, we evaluate who our customer is and if we are acting as the principal or agent in the specific arrangement. Generally, our customer is considered to be the merchant and we are considered to be the principal in these arrangements, while third-party partners are determined to be an agent in the transaction. We recognize incremental costs of obtaining a contract in accordance with IFRS 15 “Revenue from Contract with Customers” for the commission paid to these third party partners. These expenses are classified within sales and marketing expenses in the consolidated statements of profit or loss. During 2024, 2023 and 2022, the Company recognized $81 million, $59 million and $43 million, respectively, related to these commissions within sales and marketing expenses.
Promotional and marketing arrangements
We also enter into contracts with certain merchants to expand our user base and market presence, and for brand promotion through co-marketing activities in exchange for cash and/or share warrants provided to the selected partners, including merchants. We evaluate if the consideration payable is in exchange for a distinct good or service. Where we conclude the payment is for a distinct good or service, it is recognized as sales and marketing expenses. If a payment is assessed to be other than for a distinct good or service, it is recognized as a reduction to the transaction price. We recognize commercial agreement assets where the consideration represents a probable future economic benefit to be realized over the expected benefit period. These costs are amortized over the useful life of the contract, which is typically between 3-5 years. During 2024, 2023 and 2022, the Company recognized amortization of commercial agreement assets related to consumer acquisition services to expand our user base of $15 million, $10 million and $5 million, respectively, and other co-marketing arrangements of $8 million, $8 million and $4 million, respectively, within sales and marketing expenses in the consolidated statements of profit or loss. The Company further recognized $12 million, $11 million and $11 million, respectively, related to commercial agreement assets as a reduction of transaction revenue in the consolidated statements of profit or loss.
From time to time we may offer promotions to consumers (that are not our customers in the merchant fee transaction) with the purpose of acquiring new consumers, promoting the Klarna brand, and use of the Klarna app and payment options. These promotions represent a reduction on the total amount collected from consumers. Where we assess there is no explicit or implicit expectation for promotions to be provided, we recognize within sales and marketing expenses. Where we assess there is an expectation, the cost of the promotion is recognized as a reduction in the revenue earned from the transaction, with any excess of the cost of the promotion above the revenue recognized within sales and marketing expenses. During 2024, 2023 and 2022, the Company recognized $16 million, $32 million and $14 million, respectively, related to these promotions within sales and marketing expenses.
Interest income
Interest income includes interest earned when consumers choose to spread the cost of transactions over time with one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as “snooze.” We also recognize interest income related to incremental fees earned from certain merchants for provision of interest-free promotional loans to their consumers.
Interest income on financial assets measured at amortized cost, as well as “snooze” fees charged, are recognized in profit or loss using the effective interest method.
Interest income also includes interest from debt securities. See Note 8.
From time to time, we may enter into contracts with merchants for which we pay a fee for their role as intermediary in arranging a consumer financing facility. We recognize such fees as a reduction of interest income. During 2024, 2023 and 2022, the Group recognized $11 million, $13 million and $20 million as a reduction of interest income, respectively.
xxii.Operating expenses
Processing and servicing costs
Processing and servicing costs primarily consist of the following and include cost of fulfilling a contract: authentication costs to verify user identities, scoring costs related to purchasing credit and fraud data from various bureaus, distribution costs related to direct communication with consumers, commissions paid to third parties for debt collection and payment fees to credit card companies and financial institutions. Processing and servicing costs are expensed as incurred.
Consumer credit losses
Impairment losses from consumer receivables are reported as Consumer credit losses.
Consumer credit losses for the period consist of realized credit losses, provisions for credit losses for granted credit, less reversal of provisions for credit losses made previously. Realized credit losses are losses whose amount is, for example, determined via bankruptcy, a composition arrangement, a statement by an enforcement authority or the sale of receivables.
Funding costs
Funding costs are the costs associated with funding our consumer financing solutions and include interest that we pay on our consumer deposits, calculated using the effective interest method, and securitization costs, including fair value adjustments on receivables held for trading in connection with forward flow agreements and premiums paid in connection with our synthetic securitization transactions.
Technology and product development
Technology and product development expenses primarily consist of personnel-related costs for technology functions as well as other expenses, including hosting, software licenses, external service providers, hardware costs and amortization of internally developed and acquired technology assets.

Sales and marketing
Sales and marketing expenses primarily consist of personnel costs, general marketing and promotional activities costs, referral commissions, costs related to sponsorships and partnerships, and costs related to consumer promotional programs.
Customer service and operations
Customer service and operations expenses primarily consist of personnel costs for customer support functions and outsourced assistance to help with purchases, account management, returns and merchant disputes.
General and administrative
General and administrative expenses consist of personnel costs for directors and executives, legal and human resources, and finance functions, lease expenses related to short-term leases, low-value assets, and variable lease expenses, professional services costs, and merchant and other losses.
xxiii.Income taxes
Income taxes consist of current tax and deferred tax. Income taxes are reported directly in the consolidated statement of profit or loss except when the underlying transaction is reported directly against equity or other comprehensive income, in which case also the accompanying tax is reported in equity or other comprehensive income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Deferred tax is reported according to the balance sheet method for all taxable temporary differences between an asset’s or a liability’s tax base and its carrying amount in the balance sheet. Deferred tax assets are reported for deductible temporary differences to the extent it is probable that the taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
The Group assesses on an ongoing basis as well as at the end of the year the possibility of recognizing deferred tax assets related to tax losses carried-forward. Deferred tax assets attributable to tax losses carried forward are reported only if it is probable that they will be used towards taxable profits in the foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the probability of taxable profits being available in the future and the quantum of taxable profits that are forecasted to arise. These judgments include management’s expectations of the growth of profit before tax in different jurisdictions, forecasted revenues and expenses, and the timing of the reversal of taxable temporary differences.
Uncertain tax positions are measured on an ongoing basis and the method is determined by taking all known facts and circumstances into account.
xxiv.Share-based payments
Klarna offers equity-based programs to employees and certain third-party contributors, including merchants, partners and service providers.
Employee Restricted Share Unit Program and Individual Contributor Share Warrants and Share Options
Restricted share units (“RSU”) granted to employees vest on a graded vesting schedule over a four-year period. For share warrants granted to certain individual contributors, including employees as well as executive officers and directors, the services rendered are measured with reference to the grant-date fair value of the equity instruments using a Black-Scholes model. The cost of the share-based payments granted to employees is recognized over the vesting period, which represents the period the service conditions are fulfilled. Both individual contributor share warrants, options and employee RSU-related expenses are recognized under technology and product development, sales and marketing, customer service and operations or general and administrative expenses depending on the function of the related employee or individual contributor in the consolidated statements of profit or loss. The employment vesting condition is a non-market based condition and a forfeiture estimate is factored into the assumption of how many equity instruments are expected to vest.
Any related social security charges relating to share-based payments are recognized as an expense during the corresponding period based on the fair value that serves as the basis for a payment of social security charges. The expense is recognized under the function of the related employee or individual contributor in the consolidated statements of profit or loss. In many jurisdictions, tax authorities levy taxes on share-based compensation transactions with employees that give rise to a personal tax liability for the employee. In some cases, Klarna is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of Klarna’s restricted share unit arrangements permit the Group to withhold the number of shares that are equal to the monetary value of the employee’s tax.
Partner Share Warrants
Klarna has granted share warrants to certain partners, including merchants and other service providers, in return for services. Share-based payments to partners are generally measured at the fair value of the goods or services received, and measured at the time when such goods and services are received. If the fair value of goods and services cannot be reliably measured, the fair value of the equity instruments is used. We recognize commercial agreement assets where the consideration paid represents a future economic benefit, and these assets are amortized over the relevant performance period within the commercial agreement, and recognized within sales and marketing expenses where the payment is in exchange for a distinct service, or as a reduction to transaction prices if in exchange for no distinct service.
Further information relating to share-based payment transactions is presented in Note 23.
xxv.Provisions
The Group recognizes provisions for present obligations arising for past events when payment of the obligations is probable and can be reliably estimated. Provisions primarily consists of consumer refund commitment, and pending legal and tax litigation.
Refer to commitments policy above and Note 16 for information regarding the Group’s provisions for consumer refund commitment.
Klarna operates in a regulatory and legal environment that, by nature, involves an element of litigation risk inherent to its operations and from time to time Klarna may be party to litigation, arbitration and regulatory investigations and proceedings arising during the ordinary course of business. When Klarna can reliably measure the outflow of economic benefits in relation to a specific case and considers such outflows to be probable, a provision is recorded. Given the subjectivity and uncertainty of determining the probability and amount, a number of factors are assessed, including legal advice, the stage of the matter and historical evidence from similar incidents. Judgment is required in concluding such assessments.
xxvi.Employee Benefits
Employee benefits include all forms of consideration provided by the Group in exchange for services rendered by employees, including post-employment pension plans. The Group’s pension plans are defined contribution plans, which means that contributions are made to an independent legal entity according to a fixed pension plan. These contributions are recognized as personnel costs in the period they apply to. After the contributions are made, the Group has no legal or other obligations. Employee benefits expenses are comprised of:

	2024	2023	2022
Salaries and other remuneration	$(393)	$(379)	$(451)
Statutory and contractual social security expenses	(113)	(109)	(127)
of which: pension expenses	(25)	(26)	(28)
Total employee benefits	$(506)	$(488)	$(578)
Note 3 Risk management and management of capital
Klarna’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to comply with regulatory capital requirements.
Regulatory requirements
Within the Group, Klarna Holding AB and its subsidiary, Klarna Bank AB, are subject to the regulatory capital requirements imposed by the SFSA. The regulatory capital framework requires Klarna to maintain a minimum level of capital to cover its operational, credit, and market risks. Klarna's regulatory capital is composed of Tier 1 and Tier 2 capital, which include common equity, retained earnings, and subordinated debt.
Capital adequacy
Klarna monitors its capital and liquidity adequacy ratios through the Internal Capital and Liquidity Adequacy Assessment Process (“ICLAAP”) in accordance with the regulatory definition of these measures. As of December 31, 2023 Klarna was in compliance with these requirements. As of the date of these consolidated financial statements, Klarna’s annual capital adequacy reporting was still in progress.
Capital structure
Klarna’s capital structure is regularly reviewed by the board of directors. The review involves assessing the cost of capital and ensuring compliance with regulatory capital requirements. The key components of Klarna’s capital structure include:
Equity: Common shares, additional paid-in capital, and retained earnings.
Debt: Debt obligations, including subordinated debt.
Risk descriptions
The Group categorizes the key risks it is exposed to in the sections below. These risk categories form the basis of how Klarna identifies, assesses, manages and monitors risk.
Credit risk
Credit risk is the risk of financial loss due to a counterparty failing to meet its contractual obligations or concentrations in exposure. Cash and cash equivalents, consumer receivables, other receivables, and debt securities are potentially subject to concentrations of credit risk. To manage the Group’s credit risk, cash and securities held are placed with financial institutions that management believes are of high credit quality, and the quality of the Group’s lending is closely monitored through our underwriting process. Klarna makes real-time underwriting decisions for each transaction, leveraging its records, including the customer’s history with Klarna and purchase behavior from active Klarna consumers, merchant data, credit bureau reports and open banking data to understand the financial position of the consumer at that point in time. For further details on credit risk, refer to Note 2.

Market Risk
Market risk is the risk of movements in market prices impacting Klarna’s earnings or capital position.
Risk Measurement and Exposure
Currency exposure
The Company’s currency exposure is a result of transactions denominated in a currency that is not the Company’s functional currency. The table below shows the net average currency exposure and the effects of a 10% change in foreign exchange rates on the exposure as of the end of the period.

December 31, 2024	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure	18	14	10	22	64
Effect of 10% change	(2)	(1)	(1)	(2)	(6)

December 31, 2023	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure	29	11	4	28	72
Effect of 10% change	(3)	(1)	—	(3)	(7)

December 31, 2022	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure	1	18	4	20	43
Effect of 10% change	—	(2)	—	(2)	(4)
Interest rate exposure
As a bank, Klarna is required to monitor exposures toward interest rate risks using the Economic Value of Equity (EVE) approach according to the relevant EBA regulations and SFSA methodologies. The EVE approach measures interest rate driven changes to the net present value of future cash flows generated by balance sheet items. The change to EVE is measured using various interest rate scenarios and including parallel shifts.
The table below shows the change in the EVE after applying a parallel shift to the yield curve.

December 31, 2024	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates	4	(34)	3	6	1	(20)
+200 bps parallel shift in interest rates	(4)	32	(2)	(6)	(1)	19

December 31, 2023	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates	5	(43)	5	4	—	(28)
+200 bps parallel shift in interest rates	(5)	41	(5)	(4)	—	27

December 31, 2022	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates	15	(40)	8	3	1	(14)
+200 bps parallel shift in interest rates	(14)	38	(7)	(3)	(1)	13
Liquidity Risk
The risk of the Group being unable to meet its financial obligations, as they fall due, or unable to fund its operational needs without incurring unacceptable costs.
Risk Measurement and Exposure
The Group complies with all liquidity regulatory requirements, including Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), and monitoring and management of Klarna’s liquidity survival horizon.
Funding Obligations
The tables below show the undiscounted funding obligations by contractual maturity:

December 31, 2024	<12 months	1-5 years	>5 years	Total
Consumer deposits	$7,681	$2,109	$—	$9,790
Notes payable and other borrowings	234	219	245	$698
Lease liabilities	23	61	9	93
Total	$7,938	$2,389	$254	$10,581

December 31, 2023	<12 months	1-5 years	>5 years	Total
Consumer deposits	$8,363	$1,411	$—	$9,774
Notes payable and other borrowings	252	86	—	338
Lease liabilities	30	89	15	134
Total	$8,645	$1,586	$15	$10,246
The Group’s commitments for loan funding are disclosed in Note 20. Obligations related to the Group’s securitization transactions had contractual maturities of less than 12 months and are disclosed in Note 17.
Note 4 Operating segments
Klarna determines operating segments based on how our Chief Operating Decision Maker (“CODM”) manages the business, makes operating decisions around the allocation of resources, and evaluates Klarna’s operating performance.
Klarna’s CODM role is fulfilled by the executive officers as a group, who collaboratively assess financial performance and make resource allocation decisions on a consolidated basis. Klarna operates as one operating segment and has one reportable segment.
Geographic Information
Transaction revenue, consumer service revenue and interest income are presented by major geographic regions based upon the billing address of the consumer. Interest income derived from the banking activities of the Group is based on the geographic location of the financial institution for which financial instruments have been purchased.

	2024	2023	2022
Geographical breakdown
United States	$850	$609	$502
Germany	755	620	542
United Kingdom	348	268	215
Sweden	273	299	256
Other countries	585	480	389
Revenue	$2,811	$2,276	$1,904
No individual country within other countries contributed more than 10% of revenues.
The following table presents Klarna’s revenue disaggregated by category:

	2024	2023	2022
Transaction revenue	$1,792	$1,531	$1,290
Consumer service revenue	344	237	178
Interest income	675	508	436
Revenue	$2,811	$2,276	$1,904
Transaction revenue
Transaction revenue consists of merchant revenue and advertising revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes. Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. During 2024, 2023 and 2022, advertising revenue amounted to $180 million, $157 million and $156 million.
Consumer service revenue
Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of reminder fees of $254 million, $198 million and $166 million in 2024, 2023 and 2022, respectively. It also includes other administrative fees, such as fees for issuing one-time cards.
Interest income
The following table presents Klarna’s interest income by category:

Interest income	2024	2023	2022
Fair Financing	$383	$318	$347
"Snooze" fees	128	96	51
Debt securities	144	75	16
Incremental merchant fees	20	19	22
Interest income	$675	$508	$436
Interest income includes interest earned when consumers choose to spread the cost of transactions over time with one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as “snooze.” We also recognize interest income related to incremental

fees earned from certain merchants for provision of interest-free promotional loans to their consumers.     Interest income also includes interest from debt securities. See Note 8.
Significant customers
For the year ended December 31, 2024, 2023 and 2022, there were no single customers that on an individual level accounted for more than 10% of total revenue.
Klarna’s non-current assets, comprised of property and equipment, goodwill, intangible assets, and other assets that are expected to be recovered more than twelve months after the reporting period:

	December 31, 2024	December 31, 2023	December 31, 2022
Non-current assets
Sweden	$412	$1,017	$1,378
Germany	194	234	252
United States	101	155	97
United Kingdom	167	151	135
Other countries	326	200	389
Total non-current assets	$1,200	$1,757	$2,251
No individual country within other countries made up more than 10% of non-current assets.
Note 5 Cash and cash equivalents
The Group’s cash and cash equivalents consisted of:

	December 31, 2024	December 31, 2023
Cash held at central banks	$2,466	$2,170
Treasury bills held at central banks	272	—
Other bank deposits	505	221
Total cash and cash equivalents	$3,243	$2,391
Cash held at central banks consist of deposits in accounts with central banks under government authority primarily where the (i) the central bank is domiciled and (ii) the balance is readily available.
Note 6 Consumer receivables
Consumer receivables represent amounts due from consumers related to Klarna’s flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses. The below table summarizes consumer receivables for the years ended December 31, 2024 and 2023:

	2024	2023
Consumer receivables	$8,473	$8,394
Allowance for credit losses	(332)	(311)
Total	$8,141	$8,083
As detailed in Note 2, to measure the ECL of consumer receivables, Klarna assigns outstanding loans to one of three stages based on repayment performance, see Note 2 for more information. The below table reconciles the Group’s classification of consumer receivables by stage for the opening and closing balances:

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2023	$6,365	$580	$187	$7,132
New assets originated or purchased	49,385	106	25	49,516
Assets repaid	(44,944)	(2,441)	(213)	(47,598)
Transfers to stage 1	635	(606)	(29)	—
Transfers to stage 2	(3,574)	3,590	(16)	—
Transfers to stage 3	(32)	(673)	705	—
Amounts written off	(9)	(35)	(412)	(456)
Proceeds received from the sale of uncollectible consumer receivables	—	(25)	(103)	(128)
Other adjustments	(73)	1	—	(72)
Gross carrying amount as of December 31, 2023	$7,753	$497	$144	$8,394
New assets originated or purchased	55,836	163	18	56,017
Assets repaid	(52,841)	(1,730)	(242)	(54,813)
Transfers to stage 1	816	(799)	(17)	—
Transfers to stage 2	(3,067)	3,080	(13)	—
Transfers to stage 3	(19)	(784)	803	—
Amounts written off	(27)	(38)	(402)	(467)
Proceeds received from the sale of consumer receivables	—	(20)	(135)	(155)
Other adjustments	(499)	(3)	(1)	(503)
Gross carrying amount as of December 31, 2024	$7,952	$366	$155	$8,473

The activity in the Group’s allowance for credit losses recognized for consumer receivables, based on the above stage classifications, is detailed in the below table:

	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2023	$(159)	$(94)	$(122)	$(375)
New assets originated or purchased	(507)	(22)	(9)	(538)
Assets repaid	659	251	88	998
Transfers to stage 1	(60)	51	9	—
Transfers to stage 2	146	(154)	8	—
Transfers to stage 3	7	350	(357)	—
Impact on ECL from change in credit risk	(228)	(482)	(135)	(845)
Amounts written off	3	13	433	449
Allowance as of December 31, 2023	$(139)	$(87)	$(85)	$(311)
New assets originated or purchased	(551)	(26)	(15)	(592)
Assets repaid	612	172	162	946
Transfers to stage 1	(54)	44	10	—
Transfers to stage 2	178	(185)	7	—
Transfers to stage 3	2	402	(404)	—
Impact on ECL from change in credit risk	(215)	(419)	(143)	(777)
Amounts written off	4	20	365	389
Other adjustments	19	(5)	(1)	13
Allowance as of December 31, 2024	$(144)	$(84)	$(104)	$(332)
Consumer receivables increased primarily as a result of growth in Klarna’s key markets. Loans with contractual amounts of $241 million and $249 million that were written off during 2024 and 2023 are still subject to enforcement activity. Other adjustments within consumer receivables during 2024 primarily relates to the impact of movements in foreign exchange rates on consumer receivables during the year.
Note 7 Settlement and trade receivables
Settlement and trade receivables primarily include receivables from payment solution providers, which arise from timing differences in the settlement process between the cash settlement of a transaction and the derecognition of the associated receivable. Settlement and trade receivables are initially measured at fair value and subsequently measured at amortized cost less an allowance for expected credit losses. Settlement and trade receivables are comprised of:

	December 31, 2024	December 31, 2023
Payment service provider receivables	$368	$575
Merchant receivables	128	124
Debt collection receivables	8	24
Other receivables	6	26
Total	$510	$749
The Group applies the simplified approach to calculating the allowance for expected credit losses. As of December 31, 2024 and 2023, merchant receivables were $128 million and $124 million, respectively, and presented net of an allowance for expected credit losses of $17 million and $35 million, respectively. The Group’s provisions for expected credit losses related to merchant receivables are included within general and administrative expense in the consolidated statements of profit or loss. The ending balances as of December 31, 2024 and 2023 for the allowance for expected credit losses related to PSP receivables, debt collection receivables, and other receivables were immaterial due to the short-term nature of the receivables and low credit risk associated with transacting with large PSPs, debt collection agencies and other counterparties.
The activity in the allowance for expected credit losses for settlement and trade receivables is detailed in the table below:

Total Allowance
Beginning Balance as of January 1, 2023	$(25)
Provisions	(38)
Write-offs	13
Recoveries	14
Other adjustments	1
Ending Balance as of December 31, 2023	$(35)
Provisions	(33)
Write-offs	36
Recoveries	10
Other adjustments	5
Ending Balance as of December 31, 2024	$(17)
Note 8 Debt securities
Debt securities are comprised of:

	December 31, 2024	December 31, 2023
Treasury bills chargeable at central banks	$401	$724
Mandatory deposits at central banks	42	25
Bonds and other interest-bearing securities	11	50
Total	$454	$799
The Group monitors the credit ratings for the securities held throughout the investment holding period. The allowance for expected credit losses is immaterial due to the credit quality of the issuers and low risk of default.
Mandatory deposits at central banks are held with local central banks for the purpose of satisfying regulatory requirements. These deposits are not available for immediate use to support the Company’s day-to-day operations.
Note 9 Leases
Klarna’s leases are primarily comprised of office facilities and IT office equipment with various expiration dates through December 2031. We have the option to renew or extend our leases, and certain agreements also provide the option to terminate with prior written notice. As of December 31, 2024 and December 31, 2023, we have not included these provisions in determining the lease term, as it is not reasonably certain that these options will be exercised.
During 2024, 2023 and 2022, Klarna recognized impairment loss of $6 million, $32 million and $9 million, respectively, related to the early termination of certain lease agreements for office space. Refer to Note 13 for additional information regarding right-of-use assets.

The following table presents lease expenses and expenses for short-term and low-value leases recognized in 2024, 2023 and 2022:

	2024	2023	2022
Depreciation of right-of-use assets	(16)	(28)	(41)
Impairments of right-of-use assets	(6)	(32)	(9)
Interest expense for lease liabilities	(3)	(4)	(4)
Total right-of-use lease cost	(25)	(64)	(54)

Expenses relating to short-term leases	(10)	(7)	(12)
Expenses relating to low-value assets	—	—	(1)
Total short-term and low-value leases	(10)	(7)	(13)
Note 10 Business combinations
There were no business combinations in 2024 or 2023.
On April 1, 2022, Klarna acquired 100% of the shares in PriceRunner Group AB (“PriceRunner”). PriceRunner is a price comparison platform for e-commerce that helps consumers find better products and prices by comparing prices across various merchants. PriceRunner’s core offerings include product price comparison (and price history), user reviews, testing/recommendations and payment and delivery options.
The total consideration of $496 million1 consisted of $402 million in cash and 379,650 (or 4,555,800 after giving effect to the Share Split) ordinary shares of Klarna Holding AB (publ), which had an estimated fair value of $94 million. The acquisition was accounted for under the acquisition method. Of the total consideration, $206 million was recorded to goodwill, $370 million to acquired intangible assets, $(76) million to deferred tax liabilities and $(4) million to other net assets. The goodwill primarily relates to PriceRunner’s market position, expected growth and Klarna synergies.
From the acquisition date until December 31, 2022, PriceRunner and its wholly owned subsidiaries contributed $43 million, net, to the Group’s total revenues and $7 million to the Group’s net result. If the acquisition had occurred at the beginning of the reporting period, the Group’s total revenues and net result would have been $13 million and $2 million higher, respectively.
Note 11 Divestitures
On October 1, 2024, the Group completed the divestment of Klarna Checkout (“KCO”), its online checkout solution, to a consortium of investors. This transaction allows Klarna to focus on its flexible payment methods and partner more closely with payment service providers.
KCO was a shopping solution that provided consumers and merchants with a personalized shopping experience. KCO provided several different payment options as well as Klarna’s proprietary products and other offerings from, or supported by, third-party payment option providers. KCO had approximately 24 thousand merchants.
The Group received cash proceeds of $195 million and recognized a net gain of $171 million within other income in our statements of profit and loss as a result of the sale in the fourth quarter of 2024.
1 The amounts are translated to USD using the rate at the acquisition date which was 0.1073906.

In addition, further cash proceeds up to a maximum of $28 million may be receivable contingent upon the disposed operation achieving certain performance criteria in 2026 and 2027. At the time of the sale and through December 31, 2024, Klarna had not recognized any additional consideration.

October 1, 2024
Consideration received or receivable:
Cash	$195
Fair value of contingent consideration	—
Less: transaction costs	(4)
Total disposal consideration	191
Carrying amount of net assets sold	(20)
Gain on sale before income tax and reclassification of foreign currency translation reserve	171
Reclassification of foreign currency translation reserve	—
Income tax expense on gain	—
Gain on sale after income tax	$171
The carrying amounts of net assets sold primarily consisted of goodwill of $20 million allocated to KCO using a relative value approach, settlement and trade receivables of $4 million, other assets of $1 million, cash and cash equivalents of $8 million, accounts payable and accrued expenses related to payment fees, payroll, social charges among others of $2 million, payables to merchants of $56 million, and other liabilities of $4 million. In connection with the disposal, the former eliminated intercompany receivables became external, impacting the consolidated financial net assets by $49 million.
Klarna determined that the operation of KCO did not meet the criteria to be classified as discontinued operations under IFRS as it was not a major business line or a geographic area of operations and KCO’s operations or cash flows have historically not been clearly distinguishable.

Note 12 Goodwill and Intangible assets
Klarna’s intangible assets include capitalized development expenses and assets acquired as a result of its business combinations. As of December 31, 2024 and 2023, goodwill and intangible assets consisted of the following:

	Goodwill	Trademarks, Tradenames & Licenses	Capitalized development expenses	Other intangible assets	Total
Cost as of January 1, 2024	680	127	468	313	1,588
Additions	—	—	44	—	44
Sales/disposals	(20)	—	(21)	(5)	(46)
Currency translation difference	(34)	(10)	(40)	(21)	(105)
Cost as of December 31, 2024	626	117	451	287	1,481

Amortization as of January 1, 2024	—	(21)	(226)	(94)	(341)
Amortization for the year	—	(13)	(71)	(26)	(110)
Sales/disposals	—	—	10	3	13
Currency translation difference	—	2	21	5	28
Amortization as of December 31, 2024	—	(32)	(266)	(112)	(410)

Impairment as of January 1, 2024	(13)	(8)	(25)	(1)	(47)
Impairment for the year	—	—	(36)	(13)	(49)
Sales/disposals	—	—	11	—	11
Currency translation difference	—	—	3	—	3
Impairment as of December 31, 2024	(13)	(8)	(47)	(14)	(82)

Carrying amount as of December 31, 2024	613	77	138	161	989

	Goodwill	Trademarks, Tradenames & Licenses	Capitalized development expenses	Other intangible assets	Total
Cost as of January 1, 2023	$658	$122	$366	$304	$1,450
Additions	—	—	84	—	84
Sales/disposals	—	—	—	—	—
Currency translation difference	22	5	18	9	54
Cost as of December 31, 2023	$680	$127	$468	$313	$1,588

Amortization as of January 1, 2023	—	(12)	(135)	(62)	(209)
Amortization for the year	—	(8)	(81)	(30)	(119)
Sales/disposals	—	—	—	—	—
Currency translation difference	—	(1)	(10)	(2)	(13)
Amortization as of December 31, 2023	$—	$(21)	$(226)	$(94)	$(341)

Impairment as of January 1, 2023	—	(8)	(7)	—	(15)
Impairment for the year	(13)	—	(18)	(1)	(32)
Currency translation difference	—	—	—	—	—
Impairment as of December 31, 2023	$(13)	$(8)	$(25)	$(1)	$(47)

Carrying amount as of December 31, 2023	$667	$98	$217	$218	$1,200
As of December 31, 2024, the Group’s goodwill primarily related to goodwill originated from acquisitions in 2021 and 2022, including PriceRunner Group AB, Stocard GmbH and Sofort GmbH. Total amortization and impairment of intangible assets for the years ended December 31, 2024, 2023 and 2022 amounted to $159 million, $151 million and $98 million, respectively.
Impairment testing of Goodwill and Intangible assets
The Group conducted its annual goodwill impairment test as of October 1, 2024. No impairment losses were identified, as the recoverable amount, measured as value in use, exceeded the carrying amount.
The impairment test is performed at the operating segment level, which is the lowest level at which goodwill is monitored and assessed for internal management purposes, by comparing the carrying amount of the net assets, including goodwill, with the recoverable amount.
In 2024 and 2023, the Group assessed impairment by calculating value in use, based on estimated future financials from the operating segment. The Group uses a five-year forecast based on its business plan which is extrapolated out to a ten year time frame. Inputs include discount rate, growth rate and profitability. The discount rate used in 2024 and 2023 was 12.5% and 15.7%, respectively.
During 2024, the Group recognized an impairment charge of $49 million related to intangible assets, consisting of $34 million of certain capitalized development costs and $15 million from prior acquisitions.
On October 1, 2024, the Group completed the divestment of KCO to a consortium of investors, to which goodwill of $20 million was allocated using a relative value approach. See Note 11.
During 2023, the Group recognized an impairment charge of $32 million, consisting of $13 million related to goodwill, $8 million of certain capitalized development costs and $11 million from prior acquisitions.

Note 13 Property and equipment
The Group’s property and equipment primarily includes equipment, tools, furniture and fittings, computer equipment and leasehold improvements related to its office spaces. The Group includes its right-of-use assets within property and equipment. Refer to Note 9 for additional information regarding the Group’s leases.
Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method by applying various useful lives to each class of property and equipment. At December 31, 2024 and 2023, property and equipment consisted of the following:

	Leasehold improvements	Equipment	Right-of-use assets	Total
Cost value as of January 1, 2024	14	60	226	300
Additions	—	1	—	1
Sales/disposals	(1)	(4)	(31)	(36)
Remeasurement	—	—	(1)	(1)
Currency translation difference	(1)	(4)	(16)	(21)
Cost value as of December 31, 2024	12	53	178	243

Depreciation as of January 1, 2024	(10)	(38)	(95)	(143)
Depreciation for the year	(1)	(7)	(16)	(24)
Sales/disposals	1	3	27	31
Currency translation difference	1	3	7	11
Depreciation as of December 31, 2024	(9)	(39)	(77)	(125)

Impairment as of January 1, 2024	(2)	(3)	(30)	(35)
Impairment for the year	—	—	(6)	(6)
Sales/disposals	—	—	3	3
Currency translation difference	1	—	4	5
Impairment as of December 31, 2024	(1)	(3)	(29)	(33)

Carrying amount as of December 31, 2024	2	11	72	85

	Leasehold improvements	Equipment	Right-of-use assets	Total
Cost value as of January 1, 2023	$15	$63	$247	$325
Additions	—	1	10	11
Sales/disposals	(1)	(6)	(34)	(41)
Remeasurement	—	—	(5)	(5)
Currency translation difference	—	2	8	10
Cost value as of December 31, 2023	$14	$60	$226	$300

Depreciation as of January 1, 2023	$(7)	$(31)	$(81)	$(119)
Depreciation for the year	(3)	(10)	(28)	(41)
Sales/disposals	—	4	17	21
Currency translation difference	—	(1)	(3)	(4)
Depreciation as of December 31, 2023	$(10)	$(38)	$(95)	$(143)

Impairment as of January 1, 2023	$(1)	$(1)	$(9)	$(11)
Impairment for the year	(1)	(2)	(32)	(35)
Sales/disposals	—	—	12	12
Currency translation difference	—	—	(1)	(1)
Impairment as of December 31, 2023	$(2)	$(3)	$(30)	$(35)

Carrying amount as of December 31, 2023	$2	$19	$101	$122

Note 14 Other assets
Other assets consisted of the following:

	December 31, 2024	December 31, 2023
Current tax assets	$21	$38
VAT receivables	37	29
Commercial agreement assets	65	112
Derivatives	10	58
Receivables held for trading	2	—
Accrued income	78	58
Prepaid expenses	28	26
Equity investments	24	34
Collateral for derivatives	69	19
Other receivables	32	40
Total	$366	$414
Note 15 Notes payable and other borrowings
As of December 31, 2024 and 2023, notes payable and other borrowings consisted of the following:

	December 31, 2024	December 31, 2023
Liabilities to financial institutions	$132	$157
Commercial papers	13	20
Derivatives	61	27
Senior unsecured bonds	136	45
Subordinated liabilities	171	75
Total	$513	$324
Liabilities to financial institutions
Liabilities to financial institutions represent borrowings and financing arrangements with external financial institutions. These liabilities primarily include a bilateral loan, prefunding agreements and liabilities that arise from collateral or margin placed on derivative transactions.
Senior unsecured bonds
Klarna Bank AB established a Swedish Medium Term Note Program (the “SMTN”), under which the Group from time to time issues floating interest rate notes. Under the terms of the SMTN, Klarna may issue notes in minimal denominations of EUR 100 thousand or the equivalent in any other available currency, with a minimum term of one year, and the principal amount of notes is not to exceed SEK 10 billion (approximately $0.9 billion as of December 31, 2024). The medium term notes are initially recorded at fair value based upon proceeds received, net of issuance costs and subsequently accounted for at amortized cost with interest expense recognized within funding costs in the consolidated statements of profit or loss.
On March 21, 2024, the Group issued SEK 500 million (equated to $49.5 million at the date of issuance) of senior unsecured bonds due in 2026 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 2.5% per annum.

On June 24, 2024, the Group issued SEK 750 million (equated to $74.2 million at the date of issuance) of senior unsecured bonds due in 2026 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 1.8% per annum.
On June 24, 2024, the Group issued SEK 250 million (equated to $24.7 million at the date of issuance) of senior unsecured bonds due in 2027 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 2.1% per annum.
During 2024, 2023 and 2022, a total of $34 million, $66 million and nil, respectively, of notes issued under the SMTN matured. In 2024, an aggregate of $8 million of notes issued under the SMTN were repurchased.
The notes are senior unsecured obligations of Klarna and rank equally in right of payment to all of Klarna’s existing and future senior debt and senior in right of payment to all of Klarna’s existing and future subordinated debt. In 2024, 2023 and 2022, the Group recognized $5 million, $4 million and $7 million, respectively, of interest expense related to senior unsecured bonds, which are included within funding costs in the consolidated statements of profit or loss.
Subordinated liabilities
Subordinated liabilities consist of Tier 2 securities (“Tier 2 Notes” or “Subordinated liabilities”) which are floating rate subordinated securities with a fixed redemption date. The securities rank senior in right of payment to any liabilities or capital instruments of the issuer which constitute CET1 capital or Additional Tier 1 capital, as defined in Note 22, and junior in right of payment to all of depositors, any unsubordinated creditors or any subordinated creditors of the issuer whose rights are expressed to rank in priority to the noteholders by statute or regulation. The securities rank pari passu with any liabilities or capital instruments of the issuer which constitute Tier 2 capital and any other liabilities or capital instruments that rank, or are expressed to rank, equally with the securities. As of December 31, 2024, all outstanding Tier 2 securities were issued by Klarna Holding AB.
The Tier 2 Notes bear a variable rate of interest consisting of a reference rate plus a margin ranging from 3.5% to 7.5% until the redemption date. Interest on the securities is due and payable on a quarterly basis. The securities are redeemable by the Company at any time during the initial call period, which is the fifth anniversary from the initiation issue date, or at any interest payment date falling after the initial call period, subject to permission from the SFSA. The Company is required to redeem all outstanding Tier 2 Notes on the final redemption date, as specified in the terms of the applicable agreement.
The Tier 2 Notes were determined to be liability classified under IAS 32 “Financial Instruments: Presentation” and are initially recorded at fair value based upon proceeds received, net of issuance costs and subsequently accounted for at amortized cost with interest expense recognized within funding costs in the consolidated statements of profit or loss.
On July 5, 2018, Klarna Bank AB issued SEK 300 million (equated to $34 million at the date of issuance) of subordinated notes due 2028. The notes have a floating coupon rate corresponding to three-month STIBOR plus 3.5% per annum. The notes were called on the first call date of July 5, 2023.
On May 16, 2023, Klarna Holding AB issued SEK 500 million (equated to $50 million at the date of issuance) of subordinated notes due 2033. The notes have a floating coupon rate corresponding to three-month STIBOR plus 7.5% per annum. The notes have a first call date of May 16, 2028.
On August 16 2023, Klarna Holding AB issued SEK 250 million (equated to $25 million at the date of issuance) of subordinated notes due 2033. The notes have a floating coupon rate corresponding to three-month STIBOR plus 7.5% per annum. The notes were issued in a private placement and have a first call date of August 16, 2028.

In June 2023, Klarna established a Euro Medium Term Note Program (the “EMTN”), under which Klarna Bank AB or Klarna Holding AB may issue medium term notes up to an amount that is not to exceed EUR 3 billion which approximates $3.1 billion as of December 31, 2024. On April 19, 2024, Klarna Holding AB issued $100 million of subordinated notes due 2034 under the EMTN. The notes have a floating coupon rate corresponding to three-month SOFR plus 7% per annum. The notes were issued in a private placement and have a first call date of August 16, 2028.
Note 16 Other liabilities
The Group’s other liabilities as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023
Lease liabilities	$87	$123
Commercial agreement liabilities	31	65
Income and payroll tax payables	32	26
Provisions	6	13
Card scheme liabilities	46	40
Payable to SPV (1)	15	—
Other liabilities	38	28
Total	$255	$295
______________
(1)Refer to Note 17 for further details on payable to SPV.
Lease liabilities
For information on the contractual maturity of lease liabilities refer to Note 3.
Commercial agreement liabilities
Commercial agreement liabilities represent unpaid costs relating to commercial agreement assets.
Provisions
The Group recognizes provisions for present obligations arising for past events when payment of the obligations is probable and can be reliably estimated. Provisions primarily consists of consumer refund commitment, and pending legal and tax litigation. Changes in provisions were immaterial in 2024 and 2023.
The total exposure related to consumer refund commitment is disclosed in Note 20.
Card scheme liabilities
Card scheme liabilities relate to card processing fees owed by the Company to card payment networks or third parties for facilitating and processing transactions.
Note 17 Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights may relate to administrative tasks only, with the relevant activities of the entity being directed by means of contractual arrangements.
Structured entities are generally created to achieve a narrow and well-defined objective with restrictions around their ongoing activities.

Unconsolidated structured entities
Synthetic securitizations
Klarna is not exposed to variability in the returns of the SPVs involved in the synthetic securitization transactions. The premiums paid by Klarna are structured to mitigate, rather than introduce, variability of returns within the reference portfolio. Furthermore, Klarna is not considered the sponsor of the SPVs, as their management and operations are exclusively conducted by an independent external service provider, Intertrust.
Forward flow securitization
During the year, the group entered into a forward flow arrangement involving the sale of U.K. Pay Later receivables to an external securitization vehicle financed by the issuance of senior and junior notes to third parties. Klarna derecognizes these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards, which is deemed to occur on the sale date. Klarna continues to service the sold receivables on behalf of the SPV. The following table shows the carrying amount of Klarna’s recorded interest in its consolidated balance sheet, and represents the maximum exposure to risk due to the exposures in the unconsolidated structured entity. The maximum exposure is the total potential loss the Group could incur from its involvement, regardless of the likelihood of that loss being incurred.

December 31, 2024
Receivables held for trading (1)	$2
Pledged assets (2)	2
Total assets	$4
Payable to SPV (3)	15
Total liabilities	$15
______________
(1)Receivables held for trading are included in other assets. Refer to Note 14.
(2)The pledged assets are included within bonds and other interest-bearing securities. Refer to Note 20.
(3)The Company’s payable to SPV are included within other liabilities. Refer to Note 16.
As of December 31, 2024, there was a balance of $867 million in sold receivables recognized by the SPV.
Note 18 Funding costs
The Group’s funding costs for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Consumer deposits	$(343)	$(190)	$(63)
Cost of securitizations	(65)	(23)	(10)
Interest-bearing securities	(19)	(19)	(15)
Liabilities to credit institutions	(17)	(13)	(8)
Subordinated liabilities	(17)	(6)	(1)
Other funding costs	(42)	(46)	(50)
Total	$(503)	$(297)	$(147)
Note 19 Derivatives
The Group enters into derivative financial instruments to manage its interest rate and foreign exchange risk. Derivative instruments are initially and subsequently measured at fair value with changes to fair value recognized immediately within funding costs in the consolidated statements of profit or loss. When the fair value of derivative instruments is positive, they are carried as assets and carried as liabilities when their fair value is negative.
As of December 31, 2024 and 2023, Klarna had entered into derivatives with the gross nominal amount of $7.4 billion and $6.1 billion, respectively. The Group’s derivatives are comprised of:

December 31, 2024
	Fair value		Nominal amount
Derivatives designated in a hedged relationship	Positive	Negative
Interest rate swaps	$4	$(1)	$3,805
Total	$4	$(1)	$3,805

	Fair value		Nominal amount
Derivatives not designated in a hedged relationship	Positive	Negative
Currency forwards	$6	$(60)	$3,588
Total	$6	$(60)	$3,588

December 31, 2023
	Fair value		Nominal amount
Derivatives designated in a hedged relationship	Positive	Negative
Interest rate swaps	$5	$(7)	$2,271
Total	$5	$(7)	$2,271

	Fair value		Nominal amount
Derivatives not designated in a hedged relationship	Positive	Negative
Currency forwards	$53	$(20)	$3,800
Total	$53	$(20)	$3,800
Foreign exchange derivatives
Foreign exchange derivatives are not designated in a hedge accounting relationship and had contractual maturities within four months of December 31, 2024 and three months of December 31, 2023, respectively.
Other derivatives
In connection with a referral agreement, Klarna granted warrants to a third party, as settlement for services received, for which Klarna guaranteed a minimum return of $20 million. The fair value of the guarantee was recognized as a standalone derivative liability. As of December 31, 2022, the fair value was determined to be $20 million. The item was fully settled during the first quarter of 2023.
Derivatives designated in a hedge relationship
Fair value hedges
The Group holds short- and medium-term consumer deposits which are subject to changes in fair value due to fluctuations in the underlying interest rate benchmark, which is typically the most significant component of the overall fair value change. The Group uses interest rate swaps as the hedging instrument to reduce the impact of fair value changes in the consumer deposits (hedged item) due to changes in the underlying interest rate benchmark.

For hedges of interest rate risk, ineffectiveness can arise due to mismatches of critical terms and/or the use of different curves to discount the hedged item and instrument, for example, a mismatch between the reset frequency of the swap and the benchmark frequency.

December 31, 2024
		Carrying amount		Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in funding costs
Fair value hedges: Hedging instrument and ineffectiveness	Nominal amount	Positive	Negative
Interest rate risk	$3,805	$4	$(1)	$(5)	$—
Total	$3,805	$4	$(1)	$(5)	$—

December 31, 2023
		Carrying amount		Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in funding costs
Fair value hedges: Hedging instrument and ineffectiveness	Nominal amount	Positive	Negative
Interest rate risk	$2,271	$5	$(7)	$(11)	$—
Total	$2,271	$5	$(7)	$(11)	$—

	December 31, 2024	December 31, 2023
Fair value hedges: Designated hedged item
Consumer deposits	$3,805	$2,284
Of which: the accumulated amount of fair value adjustment	$6	$1

	Maturity 2024			Maturity 2023
	Within 3 months	> 3 months and < 12 months	> 12 months	Within 3 months	> 3 months and < 12 months	> 12 months
Fair value hedges: Maturity of the nominal amount of the hedge instrument
Interest rate risk	$833	$2,000	$972	$257	$1,573	$441
Average fixed interest rate	3.5%	2.8%	2.2%	2.5%	3.4%	3.3%
Note 20 Pledged assets, guarantees and commitments
Pledged assets
The Group pledges certain assets to be used as collateral to secure specific financial obligations. The pledged assets include certain consumer receivables, other receivables, treasury bills, and other interest-bearing securities. These assets are subject to claims by creditors in the event of default on the associated liabilities. The following table provides details of the Group’s pledged assets.

	December 31, 2024	December 31, 2023
Pledged assets
Assets pledged for own liabilities
Pledged consumer receivables	$—	$276
Pledged treasury bills chargeable at central banks, etc., and pledged bonds and other interest-bearing securities	2	—
Other pledged assets	3	3
Total	$5	$279

During 2023, parts of the receivables were continuously pledged as collateral for liabilities to credit institutions which provides security for the Group’s credit facility. The credit liability was insignificant as of December 31, 2023 and no longer outstanding as of December 31, 2024.
Treasury bills chargeable at central banks, etc., and pledged bonds and other interest-bearing securities relate to securities pledged as collateral in forward flow securitization transactions. Refer to Note 17 Structured entities for further information.
Commitments and guarantees

	December 31, 2024	December 31, 2023
Commitments for loan funding	$1,655	$67
Consumer refund commitment	778	1,469
Guarantees	—	—
Total	$2,433	$1,536
The Group’s commitments for loan funding increased in 2024 compared with 2023 following a change in regulation in Norway where Klarna is required to set and communicate credit limits to Norwegian customers.
The Company’s commitments and guarantees were primarily classified as Stage 1 with immaterial impacts to provisions as of December 31, 2024 and 2023. Refer to Note 16 for further details on the Company’s provisions.
Note 21 Fair value measurement of financial assets and liabilities
The following table shows the Group’s financial assets and liabilities measured at fair value on a recurring basis and identifies which of the three valuation levels the assets and liabilities have been classified into as of December 31, 2024 and 2023. For description of the fair value levels, see Note 2. No transfers between levels have been made during 2024 or 2023.

	December 31, 2024
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Derivatives	$—	$10	$—	$10
Equity investments	9	—	15	24
Receivables held for trading	—	—	2	2
Total financial assets	$9	$10	$17	$36
Liabilities
Derivatives	$—	$61	$—	$61
Convertible notes	—	—	—	—
Total financial liabilities	$—	$61	$—	$61

	December 31, 2023
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Derivatives	$—	$58	$—	$58
Equity investments	8	—	26	34
Total financial assets	$8	$58	$26	$92
Liabilities
Derivatives	$—	$27	$—	$27
Convertible notes	—	—	—	—
Total financial liabilities	$—	$27	$—	$27
The Group’s methodology to measure fair value of these financial assets and liabilities is presented below.
Derivatives
Derivatives fair value is estimated using third-party pricing models, which contain input parameters based on readily observable market data sources when available.
Equity investments
Equity investments comprise investments in listed and unlisted companies. Equity investments fair value is based on quoted market prices where available or valuation techniques using unobservable data. Level 3 equity investments represented investment in unlisted shares for which limited information was available. For these unlisted shares, the fair value is generally estimated using business enterprise values based on market transactions or by applying market multiples to the projected financial performance of the investments. The significant inputs to estimate fair value include the identification of peer groups, discount rates, and revenue projections.
Receivables held for trading
Receivables held for trading refers to receivables intended for offloading as part of the Company’s forward flow transaction. See Note 17. Fair value is estimated using a discounted cash flow model. Significant assumptions used in the valuation of the receivables held for trading include repayment rates, discount rates and loss rates.
Convertible notes
The Group issued unsecured, zero-interest convertible notes with a face value of $50 million across four tranches from 2019 to 2022. All issued convertible notes had a maturity date in the third quarter of 2024. At maturity, the convertible notes could be redeemed at face value or converted into ordinary shares of the Company’s subsidiary, Klarna Australia Pty Ltd.
The convertible notes were a hybrid financial liability consisting of the bond host and derivative conversion feature. The Group designated the entire instrument as an FVTPL instrument.
From the initial issuance (August 2019) to the final issuance (March 2022), the Group determined the fair value based on the transaction price of the most recent issuance, considering it the most reliable evidence. As of December 31, 2022, the fair value of the convertible notes was estimated using a combined discounted cash flow approach and weighted probability simulation.
During 2023, the convertible notes previously issued to the debt holder were settled through a series of transactions such that the debt holder received 144,132 ordinary shares (1,729,584 ordinary shares after giving effect to the Share Split) of Klarna Holding for an aggregate purchase price of $30 million.

Movements in Level 3
The following tables show a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities which are recorded at fair value.

	Financial assets		Financial liabilities
	Equity investments	Receivables held for trading	Convertible notes	Other derivatives (1)
Balance as of January 1, 2022	$29	$—	$(35)	$—
Gain/(loss) in statement of profit or loss (2)	(3)	—	7	(20)
of which: unrealized gain/(loss)	(3)	—	7	(20)
Issuances	—	—	(15)	—
Impact of foreign exchange movements	—	—	—	—
Balance as of December 31, 2022	$26	$—	$(43)	$(20)
Gain/(loss) in statement of profit or loss (2)	—	—	13	—
of which: unrealized gain/(loss)	—	—	—	—
of which: realized gain/(loss)	—	—	13	—
Settlements	—	—	30	20
Impact of foreign exchange movements	—	—	—	—
Balance as of December 31, 2023	$26	$—	$—	$—
Receivables originated as held for trading	—	3,261	—	—
Gain/(loss) in statement of profit or loss (2)	(11)	(30)	—	—
of which: unrealized gain/(loss)	(11)	—	—	—
of which: realized gain/(loss)	—	(30)	—	—
Receivables held for trading sold to third parties	—	(3,229)	—	—
Settlements	—	—	—	—
Impact of foreign exchange movements	—	—	—	—
Balance as of December 31, 2024	$15	$2	$—	$—
______________
(1)Other derivatives are discussed within Note 19.
(2)Fair value gains and losses recognized in the statement of profit or loss are included in other income (loss).
The Group uses a range of unobservable inputs and valuation techniques such as the current interest rate, equity markets, expected future cash flows and options models to determine the fair value of Level 3 financial instruments.
Financial assets and liabilities measured at amortized cost
The following tables show the fair value of financial instruments carried at amortized cost. They do not include financial assets and financial liabilities not measured at fair value if the carrying amount approximates fair value, which includes: cash and cash equivalents, loans to credit institutions (included in debt securities), consumer receivables, settlement and trade receivables, payables to merchants, repurchase agreement liabilities (included in notes payable and other borrowings) and other liabilities.

Financial Instruments	December 31, 2024
Assets	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Treasury bills chargeable at central banks	$673	$668	$—	$—	$668
Bonds and other interest bearing securities	11	11	—	—	11
Total financial assets	$684	$679	$—	$—	$679
Liabilities
Consumer deposits	$9,510	$—	$9,671	$—	$9,671
Subordinated liabilities	171	—	175	—	175
Senior unsecured bonds	136	—	136	—	136
Commercial papers	13	—	14	—	14
Total financial liabilities	$9,830	$—	$9,996	$—	$9,996

Financial Instruments	December 31, 2023
Assets	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Treasury bills chargeable at central banks	$724	$699	$—	$—	$699
Bonds and other interest bearing securities	50	49	—	—	49
Total financial assets	$774	$748	$—	$—	$748
Liabilities
Consumer deposits	$9,478	$—	$9,446	$—	$9,446
Subordinated liabilities	75	—	77	—	77
Senior unsecured bonds	45	—	45	—	45
Commercial papers	20	—	20	—	20
Total financial liabilities	$9,618	$—	$9,588	$—	$9,588
Treasury bills chargeable at central banks and bonds and other interest-bearing securities, included within debt securities in the consolidated balance sheet are valued in terms of the active market prices.
The calculation of fair value of consumer deposits is based on Level 2 input using observable market data. Consumer deposits are grouped into maturity buckets and thereafter the net present value is calculated based on the remaining maturity and the corresponding interest rate.
The table below represents net results from categories of the following financial instruments for the years ending December 31, 2024, 2023 and 2022.

	2024	2023	2022
Financial instruments mandatorily measured at fair value through profit or loss	$(152)	$(71)	$80
Financial assets measured at amortized cost	$2,091	1,757	1,190
Financial liabilities measured at amortized cost	$(527)	(358)	(162)
Currency exchange gains/losses	$78	50	(131)
Total	$1,490	$1,378	$977

Note 22 Issued capital and reserves
Share capital
Share capital includes the nominal value of ordinary shares issued and outstanding. The excess of the consideration received from issuance of shares over their nominal value is recognized as additional paid-in capital.
On May 23, 2024, Klarna Holding AB (publ) completed a reorganization, which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share for share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the ultimate controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization.

Issued and fully paid ordinary shares with a nominal value of $0.0001 per share	Shares	Share capital (in USD thousands)
As of January 1, 2022	312,250,008	$260
Shares issued	48,822,384	41
As of December 31, 2022	361,072,392	$300
Shares issued	2,946,516	2
As of December 31, 2023	364,018,908	$303
Shares issued	1,277,664	1
As of December 31, 2024	365,296,572	$304
As of December 31, 2024, the number of authorized ordinary shares was 365,445,384. The holders of ordinary shares are entitled to one vote per share on all matters to be voted upon by the shareholders, are entitled to receive ratably such dividends, if any, as may be approved from time to time by the Board of Directors out of funds legally available for such dividends, and in the event of liquidation, dissolution or winding-up of Klarna Group plc, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. In addition, the subdivision of ordinary shares effected on March 6, 2025 resulted in the issuance of 365,445,384 deferred shares with a nominal value per share of $0.0007333. This number included 148,812 deferred shares in respect of ordinary shares that were issued in January 2025. Such deferred shares have no voting rights and no effective economic rights, because such shares do not have a right to dividends and will only participate in a liquidation, dissolution or winding up after the Company distributed to its shareholders $10.0 million for each ordinary share ($5.0 million for each Class C share) then in issuance, which the Company does not expect to occur.
Additional paid-in capital
In addition to the excess of the consideration received from issuance of shares over their nominal value, additional paid-in capital also includes any other contributions made by the shareholders of the Company, share-based payments, and any incremental costs directly attributable to the issuance of shares shown as a deduction from equity. During 2024, 2023 and 2022, the Company’s proceeds related to new share issuances were recognized net of nil, nil and $2 million of issuance costs, respectively.
Other equity instruments
Other equity instruments consist of Additional Tier 1 (“AT1”) securities which are floating rate perpetual subordinated securities with no fixed maturity or redemption date. The securities rank behind the claims against Klarna’s unsubordinated creditors including any instruments that constitute Tier 2 Notes and are pari passu with the claims of the holders of AT1 securities in the event of a bankruptcy or liquidation. The securities bear a variable rate of interest based on the three-month STIBOR rate until the redemption date. Interest on the securities will be due and payable only at the sole discretion of Klarna, and the Company may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms.
The notes are perpetual and have no fixed date for redemption. The AT1 securities are redeemable at the option of the Company at any time during the initial call period, which is the fifth anniversary from the initiation issue date, or at any interest payment date falling after the initial call period. In addition, Klarna can redeem all outstanding AT1 securities on any interest payment date or vary their terms for certain regulatory or tax reasons. Any repayments require the prior consent of the Swedish FSA.
If at any time the Group’s consolidated Additional Tier 1 ratio should fall below 7%, a write-down is made as a reduction of the total nominal amount and considered to be an unconditional capital contribution by the AT1 holders. Following a write-down of the total nominal amount, Klarna at its discretion but subject to obtaining relevant approval from its shareholders, can reinstate any portion of the principal of the AT1 securities. Unless write-up of the principal of the AT1 securities is permitted and possible in accordance with Central Security Depositories (“CSD”) regulations, reinstatement shall be made by way of issuing new notes that qualify as AT1 capital.
During 2024, 2023 and 2022, the Company issued $142 million, nil and $27 million of AT1 securities, respectively, and redeemed nil, $24 million and $25 million of AT1 securities, respectively. Following the Group’s corporate reorganization in May 2024, AT1 securities are considered non-controlling interests as they are issued by subsidiaries of Klarna Group plc.
Reserves
Reserves comprises foreign currency translation differences arising from the translation of the assets and liabilities of all Group entities into USD, the functional and presentation currency.
Note 23 Share-based payments
This Note 23 provides an overview of the various share-based payment costs during the periods and additional information on the different equity-based programs. Certain of the equity-based instruments described below were issued by our subsidiaries and/or convert into ordinary shares of our subsidiaries.
The following table presents share-based payment costs, net of social security charges, recognized in 2024, 2023 and 2022 in the consolidated statements of profit or loss:

	2024	2023	2022
Employee restricted share unit program	$(40)	$(18)	$(10)
Business acquisition-related awards	(2)	(4)	(32)
Share warrants and share options	(52)	(22)	(16)
Share-based payment costs	$(93)	$(44)	$(58)
less: amounts recognized as reduction of revenue	$1	$1	$2
Share-based payments expense	$(92)	$(43)	$(56)
Employee Restricted Share Unit Program
Our Restricted Share Unit Program (the “RSU Program”) was implemented in 2020. It is open to all employees as well as certain third-party contributors and entails grants of RSUs. Each participant is granted a set number of RSUs on the grant date, which generally vest over a four-year staggered vesting schedule, with 25% of the shares vesting each year. If the participant leaves Klarna, unvested RSUs are forfeited.

The number of shares distributed to employees under the RSU Program is approved by the board of directors of Klarna Holding AB (publ), and accounted for as equity-settled share-based payments. The share-based compensation expense is based on the grant-date fair value of the awards and recognized over the vesting period, in line with the graded vesting method. The fair value of the employee restricted stock unit program is based on an external valuation where input parameters include discounted cash flows, trading multiples for peers, secondary market trades and previous investment rounds.
Upon vesting, in accordance with certain countries’ tax laws, we are required to withhold an amount to settle the employee’s tax associated with a share-based payment and transfer that amount in cash to taxing authorities on the employee’s behalf. Such amounts are withheld from our employees in accordance with applicable laws, either through deduction of salary or withholding a number of vested shares. Upon vesting, participants retain ordinary shares in one of our subsidiaries holding an ownership interest in Klarna Bank AB (publ), reflected as non-controlling interest in the consolidated financial statements. It is intended that at a future date shareholders will have the opportunity to exchange their subsidiary company shares for Klarna Group plc shares. The number of Klarna Group plc shares to be exchanged is dependent upon the value of Klarna Group at the time of the exchange. If such an exchange would have taken place as at the end of 2024, 2023 and 2022, the exchange yield would have been 0.25, 0.24 and 0.24 shares for one subsidiary share, respectively.
Details regarding the RSU program are outlined in the table below:

	Restricted share units
	Number of RSUs	Weighted average fair value at grant (in USD)(1)
January 1, 2022	2,198,265	$8.3
Granted during the year	8,846,298	5.4
Released during the year	(853,364)	11.5
Forfeited during the year	(2,202,904)	7.6
December 31, 2022	7,988,295	$6.0
Granted during the year	7,081,803	4.2
Released during the year	(2,411,162)	6.3
Forfeited during the year	(2,450,832)	5.1
December 31, 2023	10,208,104	$4.9
Granted during the year	22,659,832	4.4
Released during the year	(3,164,977)	5.3
Forfeited during the year	(3,291,313)	4.7
December 31, 2024	26,411,646	$4.5
______________
(1)Employee restricted share units in 2024, 2023 and 2022 granted in SEK have been converted to USD using the average exchange rate for each year for presentation purposes.
Equity-Related Instruments Granted in Connection with Business Acquisitions
The Company issued equity in Klarna Holding AB (publ) to acquired employees in relation to several business acquisitions in 2020, 2021 and 2022. The equity grant included a four-year vesting period and is accounted for as equity-settled share-based compensation and recognized as a post-business combination expense. When employees exited the Company during the periods, the future personnel costs associated with the unvested equity were expensed in the statement of profit or loss at the last day of employment. The instruments have been measured based on the fair market value of the underlying ordinary shares at the date of grant. In May, 2024, Klarna Holding AB (publ) completed a reorganization which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. As a result, all the remaining unvested equity shares in this program were expensed.

Details regarding these instruments, as adjusted to reflect the Klarna Group plc share exchange and subsequent Share Split, are outlined in the table below:

	Number of shares	Weighted average fair value at grant (in USD)(1)
January 1, 2022	601,728	$92
Granted during the year	35,460	122
Released during the year	(279,300)	122
Forfeited during the year	—	—
December 31, 2022	357,888	$71
Granted during the year	—	—
Released during the year	(28,404)	116
Forfeited during the year	—	—
December 31, 2023	329,484	$51
Granted during the year	—	—
Released during the year	(329,484)	51
Forfeited during the year	—	—
December 31, 2024	—	$—
_______________
(1)Equity-related instruments granted in connection with business acquisitions in 2024, 2023 and 2022 granted in SEK have been converted to USD using the average exchange rate for each year for presentation purposes.
Share Warrants and Share Options
In certain jurisdictions, the Group offers share-based awards to certain individual contributors, including employees as well as executive officers and directors. Prior to 2024, these were awarded in the form of share warrants. Beginning in 2024, the Group also began granting share options to acquire ordinary shares of Klarna Group plc. The warrants and options are subject to graded vesting over a term of typically four to five years. The awards are accounted for as equity-settled share-based payments, with the fair value determined at the grant date and expensed over the vesting period, based on the Group’s estimate of the number of awards that will eventually vest. As of December 31, 2024, one share warrant issued by a subsidiary of Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Holding AB (publ) or a subsidiary at the agreed strike price. One share option or warrant issued by Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Group plc at the agreed adjusted strike price.
Certain warrants have been acquired by employees in exchange for a cash payment of the fair market value at grant date. Since pre-emption rights related to these awards transfer over a specified period they are accounted for as equity-settled share-based payments; however, no associated expense is recognized.
Klarna has granted share warrants to selected partners, including merchants and other service providers, in return for services. These arrangements are equity-settled and are accounted for as equity-settled share-based payments.
In 2024 and 2023, we entered into commercial agreements with certain merchants under which we granted warrants in exchange for consumer acquisition services to expand our user base, which we determined to be distinct. We determined the fair value of such services to be $17.9 million and $5.8 million, respectively, using the direct method for customer acquisition costs and this is recognized as share-based payments expense, included in sales and marketing, over the relevant performance period within the commercial agreement.

We have also granted warrants to certain merchants for non-distinct services, and the costs related to these warrants are recognized as a reduction of revenue.
Details on individual contributor and partner share warrant and option programs are outlined in the tables below:

	Share warrants and options issued by Klarna Group plc
	Number of warrants and options	Weighted average exercise price (in USD)(1)
December 31, 2023	—	$—
Granted during the year (2)	6,100,140	46
Exercised during the year	—	—
Forfeited during the year	—	—
December 31, 2024	6,100,140	$46
______________
(1)Where share options in 2024 were granted in SEK the input has been converted to USD using the average exchange rate for the year for presentation purposes.
(2)In 2024, 4,800,780 options were granted with a weighted average exercise price of $44 per share. 2,154,228 of the total options granted during 2024 vested immediately.

	Share warrants issued by a subsidiary of Klarna Group plc
	Number of warrants	Weighted average exercise price (in USD)(1)
January 1, 2022	536,519	$236
Granted during the year	1,432,287	615
Forfeited during the year	(35,723)	342
December 31, 2022	1,933,083	$515
Granted during the year	1,102,024	578
Exercised during the year	(65,346)	76
Forfeited during the year	(417,518)	226
December 31, 2023	2,552,243	$538
Granted during the year	360,590	515
Exercised during the year	(126,580)	162
Forfeited during the year	(278,719)	505
December 31, 2024	2,507,534	$543
_______________
(1)Where share warrants in 2024, 2023 and 2022 were granted in SEK the input has been converted to USD using the average exchange rate for the year for presentation purposes.
(2)One share warrant issued by a subsidiary entitles the recipient to purchase one ordinary share in Klarna Holding AB (publ) or a subsidiary at the agreed strike price. If exchanged to Klarna Group plc shares, the number of shares to be exchanged is dependent upon the value of Klarna Group at the time of the exchange. If such an exchange would have taken place as at the end of 2024, 2023 and 2022, the exchange yield would have been 12, 12 and 12 shares for one subsidiary share, respectively.
The range of exercise prices for warrants outstanding as of December 31, 2024, 2023 and 2022 is between $1 and $1,399. The weighted average remaining contractual life for warrants is 2.7 years, 3.5 years and 4.1 years as of December 31, 2024, 2023 and 2022, respectively. The number of exercisable warrants is 40,000, 51,500 and 11,500 as of December 31, 2024, 2023 and 2022, respectively, all of which were issued by a subsidiary of Klarna Group plc.

The weighted average remaining contractual life for share options was 3.6 years as of December 31, 2024. The number of exercisable share options was 1,460,856 as of December 31, 2024. There were no stock options outstanding prior to the year ended December 31, 2024.
Klarna uses the Black-Scholes model when calculating the fair value of warrants and share options granted to individual contributors, as well as certain partners when the fair value of goods and services cannot be reliably measured. The Company does not anticipate paying any cash dividends in the near future and, therefore, uses an expected dividend yield of zero in the option valuation model. The expected volatility is determined taking into consideration the historical volatility of the Company’s common share and the historical volatility of comparable public companies. The risk-free rate is based on Swedish Central Bank (Sw. Sveriges Riksbank) bonds. The below table outlines the inputs used within the model:

	Share warrants and share options
	2024	2023	2022
Expected volatility (%)	37	35-37	35
Risk-free interest rate (%)	2.0-2.8	2.6-3.3	2.2-2.5
Expected term (years)	2.9-4.5	2.8-5.3	3.4-3.7
Weighted average share price for instruments issued by subsidiary of Klarna Group plc (in USD (1))	337	216	228
Weighted average share price for instruments issued by Klarna Group plc (in USD (1))	34	0	0
_______________
(1)Where share warrants in 2024, 2023 and 2022 were granted in SEK, the input has been converted to USD using the average exchange rate for the year for presentation purposes.
The weighted average fair value of warrants granted during 2024, 2023 and 2022 was $17, $16 and $11. The weighted average fair value of share options granted during 2024 was $9.
Employee Equity Program
The Group had a restricted share award program in which some employees acquired restricted shares in a group subsidiary entity that retains an ownership interest in Klarna Bank AB (publ), of which became fully vested in 2023. The restricted share awards were accounted for as an equity-settled share-based payment. The restricted shares were acquired by employees in exchange for a cash payment at fair market value, measured at the grant date, and therefore no associated expense was recognized. Upon vesting, participants retain ordinary shares in one of our subsidiaries holding an ownership interest in Klarna Bank AB (publ), reflected as non-controlling interest in the consolidated financial statements. The number of ordinary shares held in the group subsidiary entity as of December 31, 2024, 2023 and 2022 was 28,762, 31,122 and 41,815, respectively. In 2024 and 2023, 2,347 and 10,693 shares held by former employees were exchanged for shares in Klarna Holding AB (publ), respectively.
It is intended that at a future date shareholders will have the opportunity to exchange their subsidiary company shares for Klarna Group plc shares. The number of Klarna Group plc shares to be exchanged includes a variable component dependent upon the value of Klarna Group at the time of the exchange. If such an exchange would have taken place as at the end of 2024, 2023 and 2022, the exchange yield would have been 73.1, 33.5 and 41.6 shares for one subsidiary share, respectively.
Direct Share Issuance
During 2024, the Group granted 216,468 ordinary shares to certain employees. The shares were granted by the board of directors of Klarna Group plc and were accounted for as equity-settled share-based payments. The share-based compensation expense is based on the grant-date fair value of the Group’s ordinary shares and was recognized immediately as there were no vesting conditions or restrictions placed on the awards. The weighted average fair value of the ordinary shares granted was $34.

Note 24 Information on related parties
Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer. Klarna paid Milkywire AB $0.7 million in 2024, $0.9 million in 2023 and $1.0 million in 2022 for sustainability-related services. In 2024, Klarna also transferred Milkywire an additional $1.0 million for purchases of carbon credits on our behalf, all of which was paid to the providers of the carbon credits that we purchased.
Additionally, the Company donated $3.8 million in 2024, $5.5 million in 2023 and $3.5 million in 2022 to the WRLD Foundation, where Nina Siemiatkowski serves as a board member. These arrangements were approved by the board, excluding the Chief Executive Officer.
Compensation to the board of directors and senior management
The table below summarizes the compensation paid or payable to the board of directors and senior management:

Salaries and other remuneration to the board and senior management	2024	2023	2022
Basic salary/fee	$13	$10	$7
Fixed equity-based compensation	32	—	—
Variable equity-based compensation	18	1	0
Other variable-based compensation	1	2	1
Other benefits	1	—	—
Pension expenses	1	1	1
Total	$65	$14	$9
During 2024, the Group granted 216,468 ordinary shares and 400,065 share options to certain members of senior management. The shares were granted by the board of directors of Klarna Group plc and were accounted for as equity-settled share-based payments. This is shown in Fixed equity-based compensation in the table above.
Equity Financing
From July 2022 to March 2023, we sold an aggregate of 44,128,128 ordinary shares of Klarna Holding AB (publ) in an equity funding round at a weighted average purchase price of $18 per ordinary share, for an aggregate purchase price of $813 million. The following table summarizes purchases of Klarna Holding shares by related parties:

Shareholder	Number of ordinary shares sold	Aggregate purchase price
Entities affiliated with Sequoia Capital (1)	7,330,308	$135	million
Victor Jacobsson (2)	3,969,192	$73	million
Sebastian Siemiatkowski (3)	3,055,068	$56	million
Roger W. Ferguson, Jr. (4)	54,288	$1	million
Omid R. Kordestani (5)	54,288	$1	million
________________
(1)Consists of Sequoia Capital U.S. Growth Fund IV, L.P., Sequoia Capital Global Growth Fund L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., Sequoia Capital Global Growth Principals Fund L.P. and Sequoia Capital US/E Expansion Fund I, L.P. Michael Moritz, the Chairperson of our board of directors, was a general partner at Sequoia Capital until July 2023. Andrew Reed, a member of our board of directors, is a general partner at Sequoia Capital.
(2)Represents 2,764,800 shares acquired for an aggregate purchase price of $51 million by Krokusvik Holding AB, 651,636 shares acquired for an aggregate purchase price of $12 million by Kraft Opportunity AS, 444,240 shares acquired for an aggregate purchase price of $8 million by Svalviken Holding AB and 108,516 shares acquired for an aggregate purchase price of $2 million by Rosfelt Enterprises AB. Victor Jacobsson holds management positions, board seats and/or equity interests in the aforementioned entities.
(3)Represents 3,044,532 shares acquired for an aggregate purchase price of $56 million by K Friends Partners 2022 AB and 10,536 shares acquired for an aggregate purchase price of $0.2 million by Flat Capital AB. Sebastian Siemiatkowski controls the aforementioned entities. Mr. Siemiatkowski is our co-founder, Chief Executive Officer and a member of our board of directors.
(4)Roger W. Ferguson, Jr. is a member of our board of directors.
(5)Represents shares acquired by Omid Kordestani Revocable Trust, for which Omid R. Kordestani acts as the trustee. Mr. Kordestani is a member of our board of directors.
Note 25 Income taxes
The table below represents income tax (expense) benefit, effective tax rate, deferred tax assets and deferred tax liabilities for the years ending December 31, 2024, 2023 and 2022:

Income tax (expense) benefit	2024	2023	2022
Current tax
Tax expense for the year	$(20)	$(16)	$(12)
Adjustment of tax attributable to previous years	—	3	1
Total	$(20)	$(13)	$(11)

Deferred tax
Deferred tax	$8	$73	$14
Total	$8	$73	$14

Income tax (expense) benefit	$(12)	$60	$3

Effective tax rate	2024	2023	2022
Profit (loss) before taxes	$33	$(304)	$(1,038)

Income tax calculated in accordance with national tax rates applicable in each country	(7)	60	209
Non-taxable revenues	3	2	10
Non-deductible expenses	(37)	(39)	(4)
Taxable income not booked in profit or loss	(2)	(7)	(8)
Deductible expenses not booked in profit or loss	11	4	14
Unrecognized taxable losses	12	(34)	(218)
Effect of change in tax rate	2	—	—
Losses carried forward recognized	6	72	2
Adjustments of tax attributable to previous years	—	2	(2)
Tax (expense) benefit	$(12)	$60	$3

Effective tax rate	(36.4)%	(19.7)%	(0.3)%

Deferred taxes	December 31, 2024	December 31, 2023
Deferred tax asset	$33	$25
Deferred tax liability	(1)	(1)
Total	$32	$24

Comprising:
Losses carried forward	55	75
Allowance for credit losses	19	22
Intangible assets	(57)	(79)
Other	15	6
Total	$32	$24
Deferred tax assets attributable to carryforward of unused tax losses or other deductible temporary differences are recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized.
During 2024, 2023 and 2022, deferred tax assets and liabilities have been recognized resulting in a $8 million, $73 million and $14 million benefit in the consolidated statements of profit or loss, respectively. Deferred tax assets have been recognized where the recognition criteria are met, of which $6 million, $72 million and $2 million are in respect of tax losses for 2024, 2023 and 2022, respectively. The gross deferred tax assets and liabilities have been set off on the balance sheet to the extent the requirements for netting are met.
Tax losses carried forward in the Group for which tax assets are not recognized in the balance sheet amount to $1.4 billion and $2.0 billion gross for the years ending December 31, 2024 and 2023, respectively. These carry forward tax losses primarily originated in Sweden and Germany, and there are no time restrictions on the use of these losses. Other deductible temporary differences which have not been recognized amount to $132 million and $50 million gross for the years ending December 31, 2024 and 2023, respectively. Deferred tax assets have not been recognized in respect of these temporary differences as they have not been assessed as likely to offset taxable profits elsewhere in the Group under the IAS 12 recognition criteria.
The Group has applied the exception, mandated by an amendment to IAS 12, to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Note 26 Net profit (loss) per share
Basic loss per share is calculated by dividing the loss attributable to shareholders of Klarna Group plc by the weighted average number of ordinary shares outstanding during the period. Diluted profit (loss) per share is calculated similarly but includes the effect of potential ordinary shares using the treasury stock method, to the extent that the inclusion of these shares is dilutive. Potential ordinary shares consist of incremental shares issuable in connection with warrants and share options. The Group has also granted RSUs, restricted share awards and certain warrants in subsidiaries which are exercisable or convertible in subsidiary company shares and are not considered potential ordinary shares in Klarna Group plc. However, such instruments, which are potential ordinary shares in subsidiaries, may affect net profit (loss) per share due to their impact on non-controlling interest for Klarna Group plc.
Due to the net loss and the resulting anti-dilutive effect in 2023 and 2022, all potential ordinary shares are excluded from the diluted loss per share calculation, and diluted loss per share equals basic loss per share for these periods. Potential ordinary shares in subsidiaries have an insignificant impact on non-controlling interest for purposes of the diluted profit per share for the year ended December 31, 2024.

The computation of loss per share for the respective periods is as follows:

	2024	2023	2022
Numerator:
Net profit (loss) attributable to shareholders of Klarna Group plc	$3	$(249)	$(1,038)
Denominator:
Weighted average number of ordinary shares - basic	363,993,690	362,090,644	335,564,873
Dilutive potential ordinary shares	418,379	—	—
Weighted average number of ordinary shares - diluted	364,412,068	362,090,644	335,564,873
Net profit (loss) per share attributable to shareholders of Klarna Group plc:
Basic	$0.01	$(0.69)	$(3.09)
Diluted	$0.01	$(0.69)	$(3.09)
Note 27 Significant events after the end of the reporting period
The Group has evaluated all events that have occurred subsequent to December 31, 2024, through the date that the consolidated financial statements were approved on March 14, 2025.
•On March 3, 2025, the Company’s shareholders approved the adoption of new articles of association of the Company, to be effective in connection with the initial public offering of the Company’s ordinary shares. Pursuant to the articles of association, the Company may issue two new classes of voting shares: Class B shares and Class C shares.
•On March 4, 2025, the board of directors of the Company approved the grant of options to acquire 8,834,736 of our ordinary shares and the issuance of 216,468 of our ordinary shares directly to members of the Company’s management team. Additionally, the board of directors granted options to acquire 17,505,672 of Class C shares to Mr. Siemiatkowski and amended the terms of options previously granted to Mr. Siemiatkowski to allow for such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares). These numbers have been updated to reflect the Share Split and are presented on a gross basis, and as such do not give effect to mandatory tax withholding made by the Company on behalf of each recipient.
•In March 2025, Klarna Group plc’s board of directors approved a subdivision of ordinary shares of Klarna Group plc on a 1-to-12 basis, which was effected on March 6, 2025. Accordingly, unless otherwise noted, all share data and per share data amounts for all periods presented in the consolidated financial statements and notes thereto, including in this Note 27, have been retrospectively adjusted to reflect the effect of the Share Split.
•In March 2025, we entered into a commercial agreement with a global partner, pursuant to which we granted 15,343,932 warrants, each to acquire one ordinary share in Klarna Group plc, in exchange for certain services, with a weighted average exercise price of $34 per warrant. These numbers have been updated to reflect the Share Split.

               Ordinary Shares
Klarna Group plc
PROSPECTUS
Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley

BofA Securities	Citigroup	Deutsche Bank Securities	SOCIETE GENERALE	UBS Investment Bank
Co-Managers

BNP PARIBAS	Keefe, Bruyette & Woods A Stifel Company	Nordea Bank Abp
Rothschild & Co	Wedbush Securities	Wolfe | Nomura Alliance
       , 2025
Through and including          , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors and Officers.
Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director, former director and secretary of the Company (the “Relevant Officer”) shall have the benefit of the following indemnification provisions in the Company’s articles of association against any liability incurred by or attaching to them (and including all costs, charges, losses, expenses and liabilities incurred by them in relation thereto), provided that the articles of association shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause the articles of association, or any element of them, to be treated as void under the Companies Act:
•in connection with any negligence, default, breach of duty or breach of trust by them in relation to the Company or any associated company (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to the Company or any associated company thereof; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of noncompliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted; (iv) the defense of any civil proceeding brought by the Company or its associated company in which judgment is given against the Relevant Officer; and (v) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer; and
•in relation to or in connection with their duties, powers or office, including in connection with the activities of the Company or an associated company thereof in their capacity as a trustee of an occupational pension scheme, other than: (i) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of noncompliance with any requirement of a regulatory nature (however arising); and (ii) the defense of any criminal proceeding if the Relevant Officer is convicted.
Subject to the provisions of the Companies Act, the Company may provide any Relevant Officer with funds to meet expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by them in relation to the Company or an associated company thereof, or (ii) in connection with any application for relief under the provisions mentioned in section 205 of the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the Company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the Company may prescribe or where the Company has reserved the right to require repayment.
In connection with this offering, we have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters.
In addition, we will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide our directors and executive officers with contractual rights to indemnification and expense reimbursement, to the fullest extent permitted by law. We will also indemnify such persons to the extent they serve at our request as a director or officer of any of our subsidiaries, to the fullest extent permitted by law.
Certain of our nonemployee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors or officers pursuant to any of the arrangements described above, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7. Recent Sales of Unregistered Securities.
Since January 1, 2022, we have issued the following unregistered securities:
Equity Financing
From July 2022 to March 2023, we sold an aggregate of 3,677,344 ordinary shares of Klarna Holding, our former parent entity, at a weighted average purchase price of $221 per ordinary share, for an aggregate purchase price of $813 million, to accredited investors and/or non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The following table lists the date of and number of ordinary shares sold on each date.

Date of Sale	Number of Ordinary Shares Sold
July 7, 2022	1,441,904
July 26, 2022	1,830,903
August 8, 2022	336,890
August 19, 2022	31,547
December 7, 2022	15,580
December 23, 2022	20,520
Debt Issuances
Swedish Medium Term Note Program
On March 21, 2024, pursuant to our Swedish Medium Term Note Program, Klarna Bank issued SEK 500.0 million (approximately $49.5 million) senior unsecured floating rate notes due 2026. Nordea Bank ABP was the sole dealer agent for the offering. The issue price of the notes was 100.000% of their principal amount and the aggregate compensation paid to the sole dealer agent equaled SEK 0.5 million (approximately $49.5 thousand).
On June 24, 2024, pursuant to our Swedish Medium Term Note Program, Klarna Bank issued SEK 750.0 million (approximately $74.2 million) senior unsecured floating rate notes due 2026 and SEK 250.0 million (approximately $24.7 million) senior unsecured floating rate notes due 2027. Nordea Bank ABP and Swedbank AB (publ) were the dealer agents for the offering. The issue price of each series of notes was 100.000% of their principal amount and the aggregate compensation paid to the dealer agents equaled SEK 1.5 million (approximately $148.4 thousand).
Floating Rate Tier 2 Notes
On May 16, 2023, Klarna Holding issued SEK 500.0 million (approximately $49.5 million) subordinated unsecured floating rate notes due 2033. Nordea Bank ABP was the sole lead manager and bookrunner for the offering. The issue price of the notes was 100.000% of their principal amount and the aggregate compensation paid to the sole dealer agent equaled SEK 2.0 million (approximately $197.9 thousand).

On August 16, 2023, Klarna Holding issued SEK 250.0 million (approximately $24.7 million) subordinated unsecured floating rate notes due 2033. Nordea Bank ABP was the sole dealer agent for the offering. The issue price of the notes was 97.000% of their principal amount and the aggregate compensation paid to the sole dealer agent equaled SEK 0.8 million (approximately $79.2 thousand).
On April 19, 2024, pursuant to our Euro Medium Term Note Program, Klarna Holding issued $100.0 million subordinated unsecured floating rate notes due 2034. The notes were sold directly by Klarna Holding. The issue price of the notes was 100.000% of their principal amount.
Floating Rate Additional Tier 1 Capital Notes
On March 25, 2022, Klarna Bank issued SEK 276.0 million (approximately $27.3 million) subordinated unsecured floating rate notes. Nordea Bank ABP was the sole lead manager and bookrunner for the offering. The issue price of the notes was 100.000% of their principal amount and the aggregate compensation paid to the sole dealer agent equaled SEK 1.4 million (approximately $138.5 thousand).
On February 1, 2024, Klarna Holding issued SEK 1.5 billion (approximately $148.4 million) subordinated unsecured floating rate notes. Nordea Bank ABP was the sole lead manager and bookrunner for the offering. The issue price of the notes was 100.000% of their principal amount and the aggregate compensation paid to the sole dealer agent equaled SEK 9.8 million (approximately $969.7 thousand).
All of the notes issued in the offerings described above were sold to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act.
RSUs, Options and Warrants Grants and Share Issuances
From January 1, 2022 through the filing date of this registration statement, we granted to our directors, officers, employees and certain service providers an aggregate of 38,711,268 RSUs.
From January 1, 2022 through the filing date of this registration statement, we granted to our directors, officers, employees and certain service providers share warrants to purchase an aggregate of 2,894,901 of ordinary shares in Klarna Holding at exercise prices ranging from approximately $1 to $1,399.
From January 1, 2022 through the filing date of this registration statement, we granted to our directors, officers, employees and certain service providers options and warrants, including the OnePay warrants, in Klarna Group plc to purchase an aggregate of 30,674,935 of our ordinary shares at exercise prices ranging from approximately $0 to $107. These numbers have been updated to reflect the Share Split.
On March 4, 2025, we granted to Mr. Siemiatkowski options to purchase an aggregate of 1,458,806 of our Class C shares and amended the terms of options previously granted to Mr. Siemiatkowski to allow for such options to be exercised into 245,103 Class C shares.
In addition, from January 1, 2022 through the filing date of this registration statement, we issued to our directors, officers, employees and certain service providers 36,078 of our ordinary shares.
Shares Issued in Connection with Acquisitions and Other Corporate Transactions
In connection with our acquisition of Pricerunner Group AB, we issued an aggregate of 379,650 shares of Klarna Holding upon closing of the transaction on April 1, 2022 to certain officers, directors, employees and other shareholders of Pricerunner Group AB as part of the purchase consideration.

In connection with our acquisition of flexEngage, Inc., we issued 11,538 shares of Klarna Holding upon closing of the transaction on April 19, 2022 to certain officers, directors, employees and other shareholders of flexEngage, Inc. as part of the purchase consideration.
In connection with the repurchase of the convertible notes originally issued to CBA on August 28, 2019, we issued 144,132 shares of Klarna Holding to CBA on September 15, 2023. See “Certain Relationships and Related Party Transactions―Convertible Notes Repurchase” in the prospectus which forms part of this registration statement.
In connection with our corporate reorganization, which was consummated on May 23, 2024, we issued 30,308,198 of our ordinary shares to certain shareholders of Klarna Holding in exchange for their shares of Klarna Holding. See “Description of Share Capital and Articles of Association―Corporate Reorganization” in the prospectus which forms part of this registration statement.
Unless otherwise stated above under “―Debt Issuances,” none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) or Regulation S because the issuance of securities to the recipients did not involve a public offering or an offering to U.S. persons, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. All recipients had adequate access, through their relationships with us, to information about us.
Class B Bonus Issue
As more fully disclosed in the prospectus which forms part of this registration statement, we also expect to issue Class B shares to holders of our ordinary shares prior to the completion of the offering to which this registration statement relates in a number corresponding to the number of our ordinary shares then outstanding. Such Class B shares will be issued without consideration and with no affirmative investment decision being made on the part of holders, and therefore are not being issued in connection with a sale of securities.
Unless otherwise indicated, the information in this Item does not give effect to the Share Split. Capitalized terms used in this Item and not otherwise defined have the meanings ascribed to them in the prospectus which forms part of this registration statement.
Item 8. Exhibits and Financial Statement Schedules.
(a)Exhibits.
The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1#*	Form of Underwriting Agreement

3.1**	Form of Articles of Association to be in effect immediately prior to the consummation of this offering

4.1**	Form of Ordinary Share Certificate

4.2**
Terms and Conditions of Senior Unsecured Notes due 2026, issued by Klarna Bank AB on March 21, 2024, Senior Unsecured Notes due 2026, issued by Klarna Bank AB on June 24, 2024, and Senior Unsecured Notes due 2027, issued by Klarna Bank AB on June 24, 2024

4.3**	Final Terms of Senior Unsecured Notes due 2026, issued by Klarna Bank AB on March 21, 2024

4.4**	Final Terms of Senior Unsecured Notes due 2026, issued by Klarna Bank AB on June 24, 2024

4.5**	Final Terms of Senior Unsecured Notes due 2027, issued by Klarna Bank AB on June 24, 2024

4.6**	Terms and Conditions of Tier 2 Subordinated Notes due 2033, issued by Klarna Holding AB on May 16, 2023

4.7**	Terms and Conditions of Tier 2 Subordinated Notes due 2033, issued by Klarna Holding AB on August 16, 2023

4.8**	Terms and Conditions of Tier 2 Subordinated Notes due 2034, issued by Klarna Holding AB on April 19, 2024

4.9**	Pricing Supplement of Tier 2 Subordinated Notes due 2034, issued by Klarna Holding AB on April 19, 2024

4.10**	Terms and Conditions of perpetual Additional Tier 1 Capital Notes, issued by Klarna Bank AB on March 25, 2022, as amended and restated on April 4, 2024

4.11**	Terms and Conditions of perpetual Additional Tier 1 Capital Notes, issued by Klarna Holding AB on February 1, 2024

5.1*	Opinion of Davis Polk & Wardwell London LLP as to the validity of the ordinary shares

10.1+**	Form of Option Agreement between Klarna Group plc and certain executive officers

10.2+**	Form of Warrant Agreement (Series L[x]) between Klarna Group plc and certain executive officers

10.3+**	Form of Terms and Conditions for Warrants

10.4+**	Form of Fixed Equity Option Agreement between Klarna Group plc and certain executive officers

10.5+**	Omnibus Equity Incentive Plan

10.6†**	Form of Registration Rights Agreement

10.7**	Form of Indemnification Agreement

21.1**	List of subsidiaries of the registrant

23.1*	Consent of Ernst & Young AB

23.2*	Consent of Davis Polk & Wardwell London LLP (included as part of Exhibit 5.1)

24.1**	Power of Attorney (included on the signature page to the initial registration statement)

107**	Filing fee exhibit
________________
*Filed herewith.
**Filed previously.
+Indicates management contract or compensatory plan or arrangement.
†Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.
#    Certain annexes to this agreement have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will furnish copies of such annexes to the U.S. Securities and Exchange Commission upon request.

(b)Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 9. Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom on this 20th day of May, 2025.

KLARNA GROUP PLC

By:	*
Name: Sebastian Siemiatkowski
Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

*	Chief Executive Officer and Director (Principal Executive Officer)	May 21, 2025
Sebastian Siemiatkowski

/s/ Niclas Neglén	Chief Financial Officer and Director (Principal Financial Officer)	May 21, 2025
Niclas Neglén

*	Chief Accounting Officer (Principal Accounting Officer)	May 21, 2025
Anthony Greenway

*	Chairperson of the Board of Directors	May 21, 2025
Michael J. Moritz

*	Director	May 21, 2025
Roger W. Ferguson Jr.

*	Director	May 21, 2025
Lise Kaae

*	Director	May 21, 2025
Omid R. Kordestani

*	Director	May 21, 2025
Andrew Reed

*	Director	May 21, 2025
Sarah Smith

*	Director	May 21, 2025
Markus Villig

*	Klarna Inc. Authorized representative of Klarna Group plc in the United States	May 21, 2025
Deana Toner Authorized Signatory of Klarna Inc.

*	by:	/s/ Niclas Neglén
Niclas Neglén, as Attorney-in-Fact